Filed Pursuant to Rule 424(b)(3)
Registration No. 333-187100

JOINT PROXY STATEMENT/PROSPECTUS

Dear Stockholders:

We are pleased to report that Liberty Global, Inc. and Virgin Media Inc. have entered into an agreement and plan of merger, as amended, referred to as the merger agreement, providing for the combination of Liberty Global and Virgin Media under a new parent company called Liberty Global Corporation Limited (which will be re-registered as a U.K. public limited company and renamed Liberty Global plc prior to the completion of the mergers), referred to as New Liberty Global. Before the mergers can be completed, the stockholders of Liberty Global must vote to approve the issuance of New Liberty Global ordinary shares to stockholders of Liberty Global and Virgin Media on the terms and conditions set out in the merger agreement and the stockholders of both Liberty Global and Virgin Media must vote to adopt the merger agreement. New Liberty Global, Liberty Global and Virgin Media are sending you this joint proxy statement/prospectus to ask you to vote in favor of these matters.

The merger agreement provides that Liberty Global and Virgin Media will become wholly owned subsidiaries of New Liberty Global through a series of mergers involving wholly owned subsidiaries of Liberty Global. In the mergers:

•

each outstanding share of Virgin Media common stock will be exchanged for 0.2582 of a class A ordinary share of New Liberty Global, 0.1928 of a class C ordinary share of New Liberty Global and $17.50 in cash, without interest; and

•	each outstanding share of Liberty Global common stock will be exchanged for one ordinary share of the corresponding class of New Liberty Global ordinary shares.

The ordinary shares of New Liberty Global will trade on the NASDAQ Global Select Market.

Assuming that the mergers had been completed as of December 31, 2012 and, in the case of the shares to be issued to Virgin Media stockholders, that all of the $1 billion principal amount of the 6.50% convertible senior notes due 2016 of Virgin Media were converted into the per share merger consideration to be received by Virgin Media stockholders:

•

83.5 million class A ordinary shares of New Liberty Global and 62.4 million class C ordinary shares of New Liberty Global would have been issued to Virgin Media stockholders, representing approximately 36% of the New Liberty Global shares and 26% of the voting power of New Liberty Global; and

•

142.3 million class A ordinary shares of New Liberty Global, 10.2 million class B ordinary shares of New Liberty Global, and 106.4 million class C ordinary shares of New Liberty Global would have been issued to Liberty Global stockholders, representing approximately 64% of the New Liberty Global shares and 74% of the voting power of New Liberty Global.

Based on the foregoing assumptions and the closing prices of series A Liberty Global common stock and series C Liberty Global common stock on April 29, 2013, the total value of the cash and stock consideration to be received by Virgin Media stockholders would have been approximately $16.04 billion, including approximately $5.66 billion of cash consideration. Additionally, assuming, among other matters, the conversion of all of the aforementioned convertible senior notes of Virgin Media, and assuming that the financing transactions related to the mergers had occurred on December 31, 2012, the carrying value of the indebtedness of the combined companies would have increased by $2.94 billion to $40.06 billion.

Liberty Global will hold a special meeting of its stockholders on June 3, 2013 at the time and place indicated in the enclosed notice of special meeting to Liberty Global stockholders to consider and vote on the issuance of the New Liberty Global shares and the adoption of the merger agreement. Virgin Media will hold a special meeting of its stockholders on June 4, 2013 at the time and place indicated in the enclosed notice of special meeting to Virgin Media stockholders to consider and vote on the adoption of the merger agreement. The mergers are conditioned upon, among other things, the approval of the issuance of the New Liberty Global shares by the Liberty Global stockholders and the adoption of the merger agreement by the stockholders of both Liberty Global and Virgin Media.

Based upon the facts available to Liberty Global and its current projections as of the date hereof, Liberty Global believes that, as structured, the exchange of Liberty Global common stock for New Liberty Global ordinary shares pursuant to the mergers involving Liberty Global may not be taxable to U.S. stockholders of Liberty Global for U.S. federal income tax purposes. However, the ultimate tax treatment of such share exchange is not certain and is dependent upon the facts and circumstances at the closing date of the mergers. These facts and circumstances are difficult to predict and are outside of the control of Liberty Global. As a result, in deciding whether to vote to adopt the merger agreement, Liberty Global stockholders should consider the possibility that the exchange of Liberty Global common stock for New Liberty Global ordinary shares will be a fully taxable transaction to Liberty Global stockholders for U.S. federal income tax purposes. After the Liberty Global special meeting is held, Liberty Global stockholders will not be entitled to change their vote or vote again in the event that it is subsequently determined that the share exchange will be a fully taxable transaction for U.S. federal income tax purposes.

The receipt by a holder of Liberty Global common stock who is resident or (in the case of an individual, and if relevant) ordinarily resident in the U.K. of New Liberty Global ordinary shares pursuant to the mergers involving Liberty Global will constitute a disposal or part disposal of Liberty Global common stock if or to the extent that it does not qualify for “rollover” treatment. Such disposal or part disposal may, depending on the particular circumstances of that stockholder, give rise to a chargeable gain or allowable loss for the purposes of U.K. capital gains tax or U.K. corporation tax on chargeable gains. Liberty Global expects such receipt of New Liberty Global ordinary shares to be treated, at least in part, as a “reorganisation” for the purposes of U.K. capital gains tax and U.K. corporation tax on chargeable gains such that “rollover” treatment is available to a holder of Liberty Global common stock to the extent described in this paragraph. In particular, Liberty Global expects “rollover” treatment to be available to such a stockholder (subject to certain anti-avoidance provisions) in respect of a proportion of the New Liberty Global ordinary shares of each relevant class received that is equal to the proportion that the aggregate number of New Liberty Global ordinary shares of the relevant class issued directly to Liberty Global stockholders pursuant to the mergers involving Liberty Global (and not provided to Liberty Global stockholders after having first been issued to a subsidiary of Liberty Global) bears to the aggregate number of New Liberty Global ordinary shares of the same class received by Liberty Global stockholders pursuant to the mergers involving Liberty Global. Liberty Global is considering the extent, if any, to which it may be possible for such a stockholder to be provided with New Liberty Global ordinary shares all of which are issued directly pursuant to the mergers involving Liberty Global (and which are not first issued to a subsidiary of Liberty Global). In the event that Liberty Global considers that this may be possible, Liberty Global may, in addition, seek to discuss with the U.K. H.M. Revenue & Customs, referred to as HMRC, whether “rollover” treatment may be available in the circumstances in respect of all the New Liberty Global shares received by such a stockholder pursuant to the mergers involving Liberty Global. No guarantee can be given on the outcome of these considerations (or discussions, if any). No view is given as to the extent to which HMRC may determine that “rollover” treatment is available to Liberty Global stockholders, if at all, and Liberty Global stockholders should consult their own tax advisors.

Based upon the facts available to Virgin Media and its current projections as of the date hereof, Virgin Media believes that it is more likely than not that the exchange of Virgin Media common stock for New Liberty Global ordinary shares and cash pursuant to the mergers involving Virgin Media will not be taxable to U.S. stockholders of Virgin Media for U.S. federal income tax purposes, except that a U.S. stockholder of Virgin Media will recognize gain on the cash it receives pursuant to the mergers involving Virgin Media equal to the lesser of (i) the cash and (ii) the gain inherent in the U.S. stockholder’s Virgin Media common stock at the time of the mergers involving Virgin Media. However, the ultimate tax treatment of such share exchange is not certain and is dependent upon the facts and circumstances at the closing date of the mergers, including a requirement that the value of Liberty Global equals or exceeds the value of Virgin Media as of the closing of the mergers. As a result, in deciding whether to vote to adopt the merger agreement, Virgin Media stockholders should consider the possibility that the exchange of Virgin Media common stock for New Liberty Global ordinary shares will be a fully taxable transaction to Virgin Media stockholders for U.S. federal income tax purposes. After the Virgin Media special meeting is held, Virgin Media stockholders will not be entitled to change their vote or vote again in the event that it is subsequently determined that the share exchange will be a fully taxable transaction for U.S. federal income tax purposes.

Holders of Virgin Media common stock who are resident or (in the case of individuals, and if relevant) ordinarily resident in the U.K. and who receive New Liberty Global shares and cash pursuant to the mergers involving Virgin Media will be treated as making a part disposal of their Virgin Media common stock for U.K. tax purposes to the extent they receive cash, which may, depending on the particular circumstances of the stockholder, give rise to a chargeable gain or allowable loss for the purposes of U.K. capital gains tax or U.K. corporation tax on chargeable gains. In response to a clearance application by Virgin Media, HMRC has confirmed in writing that such holders will receive “rollover” treatment to the extent they receive New Liberty Global shares, on the basis that an exchange by those holders of their Virgin Media common stock for New Liberty Global shares will be treated as a “reorganisation” for U.K. tax purposes, such that the New Liberty Global shares will be treated for U.K. tax purposes as the same asset as the portion of the original holding of Virgin Media common stock in exchange for which the New Liberty Global shares were received. Accordingly, based on HMRC’s ruling, such holders will not be treated as making a disposal of their Virgin Media common stock for U.K. tax purposes to the extent that they receive New Liberty Global shares.

We encourage stockholders of Liberty Global and Virgin Media to read the discussion of the material tax considerations of the mergers in this joint proxy statement/prospectus under the caption “The Mergers—Material Tax Considerations for the Mergers”.

YOUR VOTE IS VERY IMPORTANT. We cannot complete the mergers unless both (i) Liberty Global stockholders approve the issuance of the New Liberty Global shares and adopt the merger agreement and (ii) Virgin Media stockholders adopt the merger agreement. Whether or not you plan to attend your special meeting, please take the time to vote by completing, signing, dating and returning the accompanying proxy card or by appointing your proxy by telephone or via the Internet as soon as possible. If you hold your shares in “street name”, you should instruct your broker or other nominee how to vote in accordance with the voting instruction form you receive from your broker or other nominee. Returning the proxy card does NOT deprive you of your right to attend your special meeting and to vote your shares in person.

This joint proxy statement/prospectus provides detailed information concerning the mergers, the proposals to be considered at the special meetings and the special meetings. Additional information regarding Liberty Global and Virgin Media has been filed with the Securities and Exchange Commission and is publicly available. We encourage you to read carefully this entire joint proxy statement/prospectus, including all of its annexes and the section entitled “Risk Factors” beginning on page 40.

We enthusiastically support the proposed combination of Liberty Global and Virgin Media. The Liberty Global board of directors, by unanimous vote, has determined that the mergers are in the best interests of Liberty Global stockholders, approved the merger agreement and declared its advisability and recommends that the Liberty Global stockholders vote “FOR” the issuance of the New Liberty Global shares and “FOR” the adoption of the merger agreement. The Virgin Media board of directors, by unanimous vote, has determined that the mergers are in the best interests of the Virgin Media stockholders, approved the merger agreement and declared its advisability and recommends that the Virgin Media stockholders vote “FOR” the adoption of the merger agreement.

Michael T. Fries	James F. Mooney
Chief Executive Officer and President	Chairman
Liberty Global, Inc.	Virgin Media Inc.

None of the U.S. Securities and Exchange Commission, the U.K. Financial Services Authority or any state securities commission has approved or disapproved any of the transactions described in this joint proxy statement/prospectus or the Liberty Global Corporation Limited ordinary shares to be issued by Liberty Global Corporation Limited under this document or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense. For the avoidance of doubt, this joint proxy statement/prospectus is not intended to be, and is not, a prospectus for the purposes of the U.K. Financial Services Authority’s Prospectus and Listing Rules.

This joint proxy statement/prospectus is dated May 1, 2013 and is first being mailed to

Liberty Global stockholders and Virgin Media stockholders on or about May 2, 2013.

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates by reference important business and financial information about Liberty Global and Virgin Media from documents that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

LIBERTY GLOBAL, INC. 12300 Liberty Boulevard Englewood, CO 80112 Attention: Investor Relations Telephone: (303) 220-6600	VIRGIN MEDIA INC. 65 Bleecker Street, 6th Floor New York, NY 10012 Attention: Investor Relations Telephone: (212) 906-8499

If you would like to request documents, please do so by May 24, 2013 in order to receive them before the Liberty Global or Virgin Media special meeting, as applicable.

Investors may also consult Liberty Global’s or Virgin Media’s websites for more information concerning the mergers described in this joint proxy statement/prospectus. Liberty Global’s website is www.lgi.com. Virgin Media’s website is www.virginmedia.com. Information included on these websites is not incorporated by reference into this joint proxy statement/prospectus.

For more information, see “Where You Can Find More Information” on page 317.

You should rely only on the information contained in, or incorporated by reference into, this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated May 1, 2013. You should not assume that the information contained in, or incorporated by reference into, this joint proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this joint proxy statement/prospectus to Liberty Global stockholders or Virgin Media stockholders nor the issuance by New Liberty Global of New Liberty Global ordinary shares in connection with the mergers will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this joint proxy statement/prospectus regarding New Liberty Global has been provided by New Liberty Global, information contained in this joint proxy statement/prospectus regarding Liberty Global has been provided by Liberty Global and information contained in this joint proxy statement/prospectus regarding Virgin Media has been provided by Virgin Media.

LIBERTY GLOBAL, INC.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON JUNE 3, 2013

Liberty Global, Inc.

12300 Liberty Boulevard

Englewood, CO 80112

U.S.A.

May 1, 2013

To the stockholders of Liberty Global, Inc.:

A special meeting of stockholders of Liberty Global, Inc. will be held on June 3, 2013, at 2:00 p.m., local time, at the Marriott Denver South at Park Meadows, 10345 Park Meadows Drive, Littleton, Colorado for the following purposes:

•

to consider and vote upon a proposal to approve the issuance of ordinary shares of Liberty Global Corporation Limited, currently a private limited company incorporated under English law and wholly owned by Liberty Global, referred to as New Liberty Global, to stockholders of Virgin Media Inc. and Liberty Global on the terms and conditions set out in a merger agreement, dated as of February 5, 2013, as amended, among Liberty Global, Virgin Media, New Liberty Global and certain other wholly owned subsidiaries of Liberty Global. The issuance of New Liberty Global ordinary shares as set out in the merger agreement is referred to as the New Liberty Global share issuance;

•

to consider and vote upon a proposal to adopt the merger agreement, as amended, pursuant to which, among other things, through a series of mergers involving wholly owned subsidiaries of Liberty Global, Liberty Global and Virgin Media would become wholly owned subsidiaries of New Liberty Global, each outstanding share of Liberty Global common stock would be exchanged for one ordinary share of the corresponding class of New Liberty Global ordinary shares and each outstanding share of Virgin Media common stock would be exchanged for (a) 0.2582 of a class A ordinary share of New Liberty Global, (b) 0.1928 of a class C ordinary share of New Liberty Global and (c) $17.50 in cash, without interest; and

•

to consider and vote upon a proposal that the chairman of the Liberty Global board of directors adjourn the special meeting if necessary or appropriate to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to either approve the New Liberty Global share issuance or adopt the merger agreement, referred to as the Liberty Global adjournment proposal.

5:00 p.m. E.D.T. on April 30, 2013 is the record date for determining which stockholders are entitled to notice of, and to vote at, the special meeting and at any subsequent adjournments or postponements.

We cannot complete the mergers unless (i) the New Liberty Global share issuance is approved by the holders of at least a majority of the aggregate voting power of the shares of series A common stock and series B common stock of Liberty Global that are entitled to vote on the proposal and present at the special meeting and (ii) the merger agreement is adopted by the affirmative vote of the holders of a majority of the aggregate voting power of the shares of series A common stock and series B common stock of Liberty Global that are outstanding on the record date and entitled to vote on the adoption of the merger agreement (whether or not present at the special meeting), in each case, voting as a single class. The joint proxy statement/prospectus accompanying this notice explains the mergers, the merger agreement and the proposals to be considered at the special meeting. Please review the joint proxy statement/prospectus carefully.

The Liberty Global board of directors, by unanimous vote, determined that the mergers are in the best interests of Liberty Global stockholders, approved the merger agreement and declared its advisability and recommends that Liberty Global stockholders vote “FOR” the New Liberty Global share issuance, “FOR” the adoption of the merger agreement and “FOR” the approval of the Liberty Global adjournment proposal.

Your vote is important. Whether or not you plan to attend the special meeting, please complete, sign, date and mail the enclosed proxy card in the postage-paid envelope provided at your earliest convenience. Record holders may also vote by telephone or via the Internet by following the instructions printed on your proxy card. If you hold your shares through a bank, broker or other holder of record, you may vote your shares in accordance with the voting instruction form received from your bank, broker or other holder of record.

If you have any questions or need assistance with voting, please contact Georgeson Inc., Liberty Global’s information agent, at (866) 695-6074 (toll free) or (212) 440-9800 (collect) or by email at libertyglobal@georgeson.com.

Please do not send any stock certificates at this time.

If you plan to attend the special meeting, you will be required to bring certain documents with you to be admitted to the meeting. Please read carefully the sections in the joint proxy statement/prospectus regarding attending and voting at the special meeting to ensure that you comply with these requirements.

By order of the Board of Directors,

Bryan H. Hall

Secretary

VIRGIN MEDIA INC.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON JUNE 4, 2013

Virgin Media Inc.

65 Bleecker Street, 6th Floor

New York, NY 10012

U.S.A.

May 1, 2013

To the stockholders of Virgin Media Inc.:

A special meeting of stockholders of Virgin Media Inc. will be held on June 4, 2013, at 8:00 a.m., local time, at the offices of Fried, Frank, Harris, Shriver & Jacobson LLP at One New York Plaza, New York, NY 10004, 29th Floor, for the following purposes:

•

to consider and vote upon a proposal to adopt a merger agreement, dated as of February 5, 2013, as amended, among Virgin Media, Liberty Global, Inc., Liberty Global Corporation Limited, currently a private limited company incorporated under English law and wholly owned by Liberty Global, referred to as New Liberty Global, and certain other wholly owned subsidiaries of Liberty Global, pursuant to which, among other things, through a series of mergers involving wholly owned subsidiaries of Liberty Global, Liberty Global and Virgin Media would become wholly owned subsidiaries of New Liberty Global, each outstanding share of Liberty Global common stock would be exchanged for one ordinary share of the corresponding class of New Liberty Global ordinary shares and each outstanding share of Virgin Media common stock would be exchanged for (a) 0.2582 of a class A ordinary share of New Liberty Global, (b) 0.1928 of a class C ordinary share of New Liberty Global and (c) $17.50 in cash, without interest;

•

to consider and vote upon a proposal to approve, on an advisory non-binding basis, the compensation that may be paid or become payable to Virgin Media’s named executive officers in connection with the mergers, referred to as the Virgin Media merger-related compensation proposal; and

•

to consider and vote upon a proposal to adjourn the special meeting if necessary or appropriate to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to adopt the merger agreement, referred to as the Virgin Media adjournment proposal.

Only stockholders who owned shares of Virgin Media common stock at 5:00 p.m. E.D.T. on April 30, 2013, the record date for the special meeting, are entitled to notice of, and to attend and vote at, the special meeting and any subsequent adjournments or postponements.

We cannot complete the mergers unless the merger agreement is adopted by the affirmative vote of the holders of a majority of the outstanding shares of Virgin Media common stock on the record date for the special meeting. The joint proxy statement/prospectus accompanying this notice explains the mergers, the merger agreement and the proposals to be considered at the special meeting. Please review the joint proxy statement/prospectus carefully.

The Virgin Media board of directors, by unanimous vote, determined that the mergers are in the best interests of Virgin Media stockholders, approved the merger agreement and declared its advisability and recommends that the Virgin Media stockholders vote “FOR” the adoption of the merger agreement, for the Virgin Media merger-related compensation proposal and “FOR” the Virgin Media adjournment proposal.

Your vote is important. Whether or not you plan to attend the special meeting, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed postage-paid return envelope or appoint your proxy by telephone or via the Internet as soon as possible. If you hold your shares through a bank, broker or other holder of record, you may vote your shares in accordance with the voting instruction form received from your bank, broker or other holder of record.

If you have any questions or need assistance with voting, please contact D.F. King & Co., Inc., Virgin Media’s proxy solicitor, at (800) 431-9633 (toll free) or (212) 269-5550 (collect) or by e-mail at vmed@dfking.com.

Please do not send any stock certificates at this time.

If you plan to attend the special meeting, you will be required to bring certain documents with you to be admitted to the meeting. Please read carefully the sections in the joint proxy statement/prospectus regarding attending and voting at the special meeting to ensure that you comply with these requirements.

By order of the Board of Directors,

James F. Mooney

Chairman

i

ii

QUESTIONS AND ANSWERS ABOUT THE MERGERS AND THE SPECIAL MEETINGS

The following questions and answers are intended to address briefly some commonly asked questions regarding the mergers and the special meetings. These questions and answers only highlight some of the information contained in this joint proxy statement/prospectus and may not contain all the information that is important to you. You should read carefully this entire joint proxy statement/prospectus, including the Annexes and the documents incorporated by reference into this joint proxy statement/prospectus, to understand fully the proposed mergers and the voting procedures for the special meetings. See “Where You Can Find More Information” beginning on page 317.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	You are receiving this joint proxy statement/prospectus in connection with the proposed combination of Liberty Global, Inc., which we refer to in this joint proxy statement/prospectus as Liberty Global, and Virgin Media Inc., which we refer to in this joint proxy statement/prospectus as Virgin Media. The proposed combination is contemplated by the merger agreement, which, unless otherwise indicated or as the context otherwise requires, refers in this joint proxy statement/prospectus to the Agreement and Plan of Merger, dated as of February 5, 2013, as amended on March 6, 2013, and as may be further amended from time to time, among Liberty Global, Virgin Media, Liberty Global Corporation Limited, a private limited company incorporated under English law and wholly owned by Liberty Global, which we refer to in this joint proxy statement/prospectus as New Liberty Global, and certain other wholly owned subsidiaries of Liberty Global. Prior to the mergers, New Liberty Global will re-register as a public limited company and change its name to Liberty Global plc.

As a result of the mergers contemplated by the merger agreement, the surviving corporations (renamed Liberty Global, Inc. and Virgin Media Inc.) will be wholly owned subsidiaries of New Liberty Global and the stockholders of Liberty Global and Virgin Media will be shareholders of New Liberty Global.

In order to complete the transactions contemplated by the merger agreement, the stockholders of Liberty Global must approve the issuance of ordinary shares of New Liberty Global pursuant to the merger agreement, which we refer to in this joint proxy statement/prospectus as the New Liberty Global share issuance, and the stockholders of both Virgin Media and Liberty Global must adopt the merger agreement. Liberty Global and Virgin Media will hold separate special meetings of their stockholders to obtain the required approvals, and you are receiving this joint proxy statement/prospectus in connection with those special meetings.

For a summary of certain provisions of the merger agreement, see the section entitled “The Merger Agreement”. In addition, a copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A-1, and a copy of the amendment to the merger agreement is attached to this joint proxy statement/prospectus as Annex A-2. We urge you to read carefully this joint proxy statement/prospectus and the merger agreement in their entirety.

Q:	What are Liberty Global stockholders being asked to vote on and how many votes are required?

A:	Liberty Global stockholders are being asked to vote to:

•	approve the New Liberty Global share issuance, which requires the affirmative vote of holders of at least a majority of the aggregate voting power of the shares of series A common stock, par value $0.01 per share, of Liberty Global, which we refer to in this joint proxy statement/prospectus as the LGI series A stock, and the shares of series B common stock, par value $0.01 per share, of Liberty Global, which we refer to in this joint proxy statement/prospectus as the LGI series B stock, that are entitled to vote on the proposal and are present (in person or by proxy) at the Liberty Global special meeting, voting together as a single class;

•

adopt the merger agreement, which requires the affirmative vote of holders of at least a majority of the aggregate voting power of the shares of LGI series A stock and LGI series B stock that are outstanding as of the record date for the Liberty Global special meeting and entitled to vote on the adoption of the merger agreement (whether or not present) at such meeting, voting together as a single class; and

•	approve the Liberty Global adjournment proposal, if necessary, which requires the same level of votes as is required for approval of the New Liberty Global share issuance.

Q:	What are Virgin Media stockholders being asked to vote on and how many votes are required?

A:	Virgin Media stockholders are being asked to vote to:

•

adopt the merger agreement, which requires the affirmative vote of the holders of at least a majority of the shares of common stock, par value $0.01 per share, of Virgin Media, which we refer to in this joint proxy statement/prospectus as Virgin Media common stock, that are outstanding as of the record date for the Virgin Media special meeting and entitled to vote on the adoption of the merger agreement (whether or not present) at the Virgin Media special meeting;

•

approve, on an advisory non-binding basis, the Virgin Media merger-related compensation proposal, which requires the affirmative vote of holders of at least a majority of the outstanding shares of Virgin Media common stock present (in person or by proxy) and entitled to vote at such special meeting; and

•	approve the Virgin Media adjournment proposal, if necessary, which requires the same level of votes as is required for approval of the Virgin Media merger-related compensation proposal.

Q:	What will Liberty Global stockholders receive in the mergers? (see page 204)

A:	In the first merger involving Liberty Global:

•

each share of LGI series A stock will be converted into the right to receive one class A ordinary share, nominal (i.e., par) value $0.01 per share, of New Liberty Global, which we refer to in this joint proxy statement/prospectus as a class A New Liberty Global share;

•

each share of LGI series B stock will be converted into the right to receive one class B ordinary share, nominal (i.e., par) value $0.01 per share, of New Liberty Global, which we refer to in this joint proxy statement/prospectus as a class B New Liberty Global share; and

•

each share of series C common stock, par value $0.01 per share, of Liberty Global, which we refer to in this joint proxy statement/prospectus as LGI series C stock, will be converted into the right to receive one class C ordinary share, nominal (i.e., par) value $0.01 per share, of New Liberty Global, which we refer to in this joint proxy statement/prospectus as a class C New Liberty Global share.

We refer to the LGI series A stock, LGI series B stock and LGI series C stock collectively in this joint proxy statement/prospectus as the Liberty Global common stock. We refer to the class A New Liberty Global shares, class B New Liberty Global shares and class C New Liberty Global shares collectively in this joint proxy statement/prospectus as the New Liberty Global shares.

Q:	What will Virgin Media stockholders receive in the mergers? (see page 204)

A:	In the first merger involving Virgin Media, each share of Virgin Media common stock will be converted into the right to receive the following (which we refer to in this joint proxy statement/prospectus collectively as the VMI merger consideration):

•	0.2582 of a class A New Liberty Global share;

•	0.1928 of a class C New Liberty Global share; and

•	$17.50 in cash, without interest.

Shares of Virgin Media common stock held by Virgin Media as treasury stock or that are owned by New Liberty Global, Liberty Global or any wholly owned subsidiary of Liberty Global or Virgin Media (other than shares co-owned by employees or held by any employee trust), which will automatically be canceled in the mergers and shares of Virgin Media common stock with respect to which appraisal rights are properly exercised and not withdrawn, which we collectively refer to in this joint proxy statement/prospectus as the VMI excluded shares, will not receive the above-referenced consideration.

Q:	Does the Liberty Global board of directors support the mergers and the New Liberty Global share issuance?

A:	Yes. The Liberty Global board of directors, by unanimous vote, determined that the mergers are in the best interests of the Liberty Global stockholders, approved the merger agreement and declared its advisability and recommends that the Liberty Global stockholders vote “FOR” the New Liberty Global share issuance and “FOR” the adoption of the merger agreement.

The Liberty Global board of directors also recommends that you vote “FOR” the Liberty Global adjournment proposal.

Q:	Does the Virgin Media board of directors support the mergers?

A:	Yes. The Virgin Media board of directors, by unanimous vote, determined that the mergers are in the best interests of the Virgin Media stockholders, approved the merger agreement and declared its advisability and recommends that the Virgin Media stockholders vote “FOR” the adoption of the merger agreement.

The Virgin Media board of directors also recommends that you vote “FOR” the Virgin Media merger-related compensation proposal and “FOR” the Virgin Media adjournment proposal.

Q:	Are there risks involved in undertaking the mergers?

A:

Yes. In evaluating the mergers contemplated by the merger agreement, you should carefully consider the factors discussed in the section of this joint proxy statement/prospectus entitled “Risk Factors” beginning on page 40, as well as the other information about Liberty Global, Virgin Media and New Liberty Global contained in, or included in the documents incorporated by reference in, this joint proxy statement/prospectus.

Q:	Where and when is the Liberty Global special meeting?

A:	The Liberty Global special meeting will be held on June 3, 2013 at 2:00 p.m., local time, at the Marriott Denver South at Park Meadows, 10345 Park Meadows Drive, Littleton, Colorado. Liberty Global stockholders may attend the Liberty Global special meeting and vote their shares in person, or may appoint a proxy by completing, signing, dating and returning the enclosed proxy card. Liberty Global stockholders may also follow the instructions on the proxy card or voting instruction form to appoint a proxy by telephone or via the Internet.

Q:	Where and when is the special meeting of Virgin Media stockholders?

A:

The Virgin Media special meeting will be held on June 4, 2013 at 8:00 a.m., local time, at the offices of Fried, Frank, Harris, Shriver & Jacobson LLP at One New York Plaza, New York, NY 10004, 29th Floor. Virgin Media stockholders may attend the Virgin Media special meeting and vote their shares in person, or may appoint a proxy by completing, signing, dating and returning the enclosed proxy card. Virgin Media stockholders may also follow the instructions on the proxy card or voting instruction form to appoint a proxy by telephone or via the Internet.

Q:	Who can vote at the Liberty Global special meeting?

A:	You can vote at the Liberty Global special meeting if you owned shares of LGI series A stock or LGI series B stock at 5:00 p.m. E.D.T. on April 30, 2013, the record date for the Liberty Global special meeting. As of the Liberty Global record date, there were 141,164,250 shares of LGI series A stock and 10,176,295 shares of LGI series B stock outstanding.

LGI series A stock and LGI series B stock vote together as a single class on all matters to be voted on at the Liberty Global special meeting, with each share of LGI series A stock having one vote and each share of LGI series B stock having ten votes on each matter on which holders of shares of such series are entitled to vote at the Liberty Global special meeting. Shares of LGI series C stock are not entitled to vote at the Liberty Global special meeting.

John C. Malone and certain related Liberty Global stockholders held, as of the Liberty Global record date, approximately 36% of the aggregate voting power of Liberty Global and have agreed to vote all of the shares of Liberty Global common stock held by them in favor of adoption of the merger agreement, subject to certain exceptions. For a more complete description see the section entitled “The Support Agreement” beginning on page 233.

Q:	Who can vote at the Virgin Media special meeting?

A:	You can vote at the Virgin Media special meeting if you owned shares of Virgin Media common stock at 5:00 p.m. E.D.T. on April 30, 2013, the record date for the Virgin Media special meeting. As of the Virgin Media record date, there were 270,554,286 shares of Virgin Media common stock outstanding.

Q:	What is the quorum requirement for the Liberty Global special meeting?

A:	The presence (in person or by proxy) of the holders of a majority of the combined voting power of the LGI series A stock and LGI series B stock outstanding as of the

Liberty Global record date and entitled to vote will constitute a quorum at the Liberty Global special meeting. Abstentions and broker non-votes are counted as present and entitled to vote for the purposes of determining a quorum.

Q:	What is the quorum requirement for the Virgin Media special meeting?

A:	The presence (in person or by proxy) of the holders of a majority of the Virgin Media common stock outstanding as of the Virgin Media record date and entitled to vote will constitute a quorum at the Virgin Media special meeting. Abstentions and broker non-votes are counted as present and entitled to vote for the purposes of determining a quorum.

Q:	What do Liberty Global stockholders need to do now?

A:	After carefully reading and considering the information contained, or incorporated by reference, in this joint proxy statement/ prospectus, please complete, sign and date your proxy card and return it in the enclosed postage-paid return envelope or appoint your proxy by telephone or via the Internet as soon as possible, so that your shares may be represented at the Liberty Global special meeting. If you sign and send in your proxy card and do not indicate how you want to vote, Liberty Global will count your proxy as a vote “FOR” each of the proposals to be voted on at the Liberty Global special meeting.

Q:	What are the consequences of abstaining from voting at the Liberty Global special meeting?

A:	Because the vote required to adopt the merger agreement is based on a majority of the aggregate voting power of the shares of LGI series A stock and LGI series B stock that are outstanding as of the record date for the Liberty Global special meeting and entitled to vote on the adoption of the merger agreement (whether or not present)
at such meeting (voting together as a single class), abstentions, broker non-votes and shares not in attendance will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement.

Because the votes required to approve the New Liberty Global share issuance and the Liberty Global adjournment proposal are based on a majority of the voting power represented by the LGI series A stock and LGI series B stock present and entitled to vote on the proposals at the Liberty Global special meeting, abstentions will have the same effect as a vote “AGAINST” the proposal, while broker non-votes and shares not in attendance will have no effect on the outcome of any vote on the New Liberty Global share issuance or the Liberty Global adjournment proposal.

Q:	What do Virgin Media stockholders need to do now?

A:	After carefully reading and considering the information contained, or incorporated by reference, in this joint proxy statement/prospectus, please complete, sign and date your proxy card and return it in the enclosed postage-paid return envelope or appoint your proxy by telephone or via the Internet as soon as possible, so that your shares may be represented at the Virgin Media special meeting. If you sign and send in your proxy card and do not indicate how you want to vote, Virgin Media will count your proxy as a vote “FOR” each of the proposals to be voted on at the Virgin Media special meeting.

Q:	What are the consequences of abstaining from voting at the Virgin Media special meeting?

A:

Because the vote required to adopt the merger agreement is based on a majority of the shares of Virgin Media common stock outstanding as of the record date for the Virgin Media special meeting and entitled to vote on the adoption of the merger agreement (whether or not present) at such meeting, abstentions, shares not in attendance and broker non-votes will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement.

Because the votes required to approve the Virgin Media merger-related compensation proposal and the Virgin Media adjournment proposal are based on a majority of the shares present and entitled to vote at the Virgin Media special meeting, abstentions and broker non-votes will have the same effect as a vote “AGAINST” the proposal, while shares not in attendance will have no effect on the outcome of any vote regarding either the Virgin Media merger-related compensation proposal or the Virgin Media adjournment proposal.

Q:	If my shares are held in “street name” by my broker or other nominee, will my broker or other nominee vote my shares for me?

A:	Your broker or other nominee will not vote your shares unless you provide instructions on how to vote. You should follow the directions and instructions provided by your broker or other nominee regarding how to instruct your broker or other nominee to vote your shares.

If you own Virgin Media’s U.K. depositary interests registered in your name with Computershare Investor Services PLC as provider of Virgin Media’s U.K. depositary interest program, Computershare is your nominee for the shares of Virgin Media common stock underlying your U.K. depositary interests.

Q:	If I hold shares of Liberty Global common stock through the Liberty Global, Inc. 401(k) Savings & Stock Ownership Plan or the Liberty Global 401(k) Savings Plan—Puerto Rico will the trustee of the plan vote my shares for me?
A:	Yes. If you hold shares through the Liberty Global, Inc. 401(k) Savings & Stock Ownership Plan, the trustee is required to vote your shares as you specify or, if you do not specify how to vote your shares, the trustee is required to vote your shares in the same proportion on each proposal as it votes all shares in the 401(k) plan for which voting instructions were properly provided. If you hold shares through your account in the Liberty Global 401(k) Savings Plan—Puerto Rico, which plan is for certain employees of Liberty Global’s indirect subsidiary Liberty Cablevision of Puerto Rico LLC, your shares will be voted as you specify, or if you do not instruct the trustee how to vote your shares on a proposal, your shares will not be voted on such proposal.

Q:	If I hold shares of Virgin Media common stock through the Virgin Media Inc. Share Incentive Plan or the Virgin Mobile Holdings (UK) PLC Share Incentive Plan, will the trustee of the plan vote my shares for me?

A:	If you hold shares through the Virgin Media Inc. Share Incentive Plan or the Virgin Mobile Holdings (UK) PLC Share Incentive Plan, the trustee of the applicable plan will seek direction from you as to how you wish it to vote in respect of the shares you hold under the applicable plan. If you do not instruct the trustee on how to vote your shares on a proposal, your shares will not be voted on such proposal.

Q:	If I hold shares of Virgin Media common stock in the Virgin Media Joint Share Ownership Plan, will the trustee of the plan vote my shares for me?

A:	If you hold vested interests in shares of Virgin Media common stock through the Virgin Media Joint Share Ownership Plan, which we refer to in this joint proxy statement/prospectus as the JSOP, then the trustee will seek direction from you as to how to vote in respect of those shares that you are entitled to vote or direct the trustee to vote under the terms of the plan.

Q:	What will happen if Virgin Media stockholders do not approve, on an advisory non-binding basis, the compensation that may be paid or become payable to Virgin Media’s named executive officers in connection with the mergers?

A:	The vote on the Virgin Media merger-related compensation proposal is a vote separate and apart from the vote to adopt the merger agreement. Virgin Media stockholders may vote for the adoption of the merger agreement and against the Virgin Media merger-related compensation proposal, and vice versa. Because the vote on the Virgin Media merger-related compensation proposal is advisory only, it will not be binding on Virgin Media, Liberty Global or New Liberty Global. If the merger agreement is adopted by the stockholders and the mergers are completed, the named executive officers will become entitled to the compensation and benefits regardless of the outcome of the advisory vote.

Q:	What if I hold shares in both Liberty Global and Virgin Media?

A:	You will receive separate proxy or voting instruction cards for each company and must complete, sign and date each proxy or voting instruction card and return each proxy or voting instruction card in the appropriate postage-paid envelope or, if available, by submitting a proxy or voting instructions by telephone or via the Internet for each company.

Q:	What happens if I sell my shares of Liberty Global common stock or Virgin Media common stock before the applicable special meeting?

A:	The record dates for the Liberty Global special meeting and the Virgin Media special meeting are earlier than the date of the special meetings and the date that the mergers contemplated by the merger agreement are expected to be completed. If you transfer your shares after the applicable record date, but before the applicable special meeting, then, unless the transferee requests a proxy, you will retain your right to vote at such special meeting, but will have transferred any right to receive the merger consideration applicable to such shares if the mergers are completed. In order to receive the merger consideration applicable to your shares as set out in the merger agreement, you must hold your shares through completion of the mergers.

Q:	What happens if I sell my shares of Liberty Global common stock or Virgin Media common stock after the applicable special meeting, but before the completion of the mergers?

A:	If you transfer your shares after the applicable special meeting, but before the completion of the mergers, you will have transferred any right to receive the merger consideration applicable to such shares if the mergers are completed. In order to receive the merger consideration for your shares as set out in the merger agreement, you must hold your shares of Liberty Global common stock or Virgin Media common stock, as applicable, through completion of the mergers.

Q:	Do the Liberty Global stockholders have to vote on the New Liberty Global share issuance and the adoption of the merger agreement at the Liberty Global special meeting if the Liberty Global board of directors has changed its recommendation of such proposals?

A:

Yes. Unless the merger agreement is terminated before the Liberty Global special meeting, Liberty Global will notify the Liberty Global stockholders before the Liberty Global special meeting if the Liberty Global board of directors has changed its recommendation with respect to the New Liberty Global share issuance and/or the adoption of the merger agreement, and Liberty Global stockholders will be asked to vote on such share issuance and adoption even if the Liberty Global board of directors has so changed its recommendation.

Q:	Do the Virgin Media stockholders have to vote on the adoption of the merger agreement at the Virgin Media special meeting if the Virgin Media board of directors has changed its recommendation of such proposal?

A:	Yes. Unless the merger agreement is terminated before the Virgin Media special meeting, Virgin Media will notify the Virgin Media stockholders before the Virgin Media special meeting if the Virgin Media board of directors has changed its recommendation with respect to the adoption of the merger agreement, and Virgin Media stockholders will be asked to vote on such adoption even if the Virgin Media board of directors has so changed its recommendation.

Q:	Can I change my vote after I have mailed my signed proxy?

A:	Yes. You can change your vote at any time before your proxy is voted at the Liberty Global special meeting or the Virgin Media special meeting, as the case may be, including in the event that the Liberty Global board of directors or the Virgin Media board of directors, as the case may be, has changed its recommendation. You can do this in one of three ways. First, you can send a written notice stating that you would like to revoke your proxy. Second, you can complete and submit a new valid proxy bearing a later date by telephone, mail or via the Internet. Third, you can attend the Liberty Global special meeting or the Virgin Media special meeting, as the case may be, and vote in person. Attendance at the Liberty Global special meeting or the Virgin Media special meeting will not, in and of itself, constitute revocation of a proxy; i.e., you must also vote by ballot at your special meeting.

If you are a Liberty Global stockholder and you choose to send a written notice of revocation or to mail a new proxy, you must submit your notice of revocation or your new proxy to Liberty Global, Inc., Attention: Secretary, 12300 Liberty Boulevard, Englewood, Colorado 80112, and it must be received at or before the start of the Liberty Global special meeting. Any proxy that you submitted via the Internet or by telephone may be revoked by entering a new vote via the Internet or by telephone, not later than 1:00 a.m. E.D.T. on June 3, 2013, or by voting in person at the meeting. If your shares are held in the name of a bank, broker or other nominee, you should contact them to change your vote.

If you are a Virgin Media stockholder and you choose to send a written notice or to mail a new proxy, you must submit your notice of revocation or your new proxy to Virgin Media Inc., Attention: Secretary, 65 Bleecker Street, 6th Floor, New York, NY 10012, and it must be received by 5:00 p.m. E.D.T. on June 3, 2013. Any proxy that you submitted via the Internet or by telephone may be revoked by entering a new vote via the Internet or by telephone, not later than 11:59 p.m. E.D.T. on June 3, 2013, or by voting in person at the meeting. If your shares are held in the name of a bank, broker or other nominee, you should contact them to change your vote.

Q:	What happens to Liberty Global equity-based awards at the effective time of the mergers? (see page 205)

A:	In the first merger involving Liberty Global, each equity-based award in respect of shares of LGI series A stock or LGI series C stock will be converted into a substantially similar award of the same type and in respect of the same number of class A New Liberty Global shares and class C New Liberty Global shares, respectively. Vesting of equity-based compensation awards granted under Liberty Global equity plans will not accelerate on the mergers.

Q:	What happens to Virgin Media stock options, restricted stock units and other equity-based awards at the effective time of the mergers? (see page 205)

A:	New Liberty Global will honor any change in control vesting and “double trigger” vesting (i.e., vesting of an award if the participant incurs a qualifying termination of employment following the mergers) provisions under all Virgin Media equity-based awards. Virgin Media stock options, both vested and unvested, will be converted into two separate options, the first to acquire 0.4123 of a class A New Liberty Global share and the second to acquire 0.3077 of a class C New Liberty Global share, for each share of Virgin Media common stock subject to the existing stock option, subject to substantially the same terms and conditions as in effect prior to the mergers. Restricted stock units and other equity-based awards over Virgin Media common stock not subject to vesting on the mergers will also generally be converted into awards over class A New Liberty Global shares and class C New Liberty Global shares in the same proportions as provided for in the option conversion, payable on substantially similar vesting terms but without regard to performance conditions, if applicable. For awards granted prior to January 1, 2013, the converted awards over class A New Liberty Global shares and class C New Liberty Global shares will provide for accelerated vesting on certain involuntary terminations of employment on or prior to December 31, 2014. To the extent reasonably possible, options granted under the Virgin Media Sharesave Plan, Virgin Media’s U.K. tax-qualified Company Share Option Plan, which we refer to in this joint proxy statement/prospectus as the CSOP, and the U.K.-approved share incentive plans will be treated so as to preserve the tax-qualified status of those options. To the extent reasonably possible, Virgin Media will seek to treat awards under the JSOP in a substantially similar manner to the other equity-based awards over Virgin Media common stock, or in some other equitable manner.

Q:	If I am a Liberty Global stockholder and my shares are represented by physical stock certificates, should I send in my stock certificates now?

A:	No. After the mergers are completed, you will receive a transmittal form with instructions for the surrender of your Liberty Global stock certificates. Please do not send in your stock certificates with your proxy card.

Q:	If I am a Virgin Media stockholder and my shares are represented by physical stock certificates, should I send in my stock certificates now?

A:	No. After the mergers are completed, you will receive a transmittal form with instructions for the surrender of your Virgin Media common stock certificates. Please do not send in your stock certificates with your proxy card.

Q:	Are the mergers involving Liberty Global expected to be taxable to Liberty Global stockholders?

A:

The structure of the mergers involving Liberty Global is such that, for U.S. federal income tax purposes, no gain (or loss) should be recognized by Liberty Global stockholders on their exchange of Liberty Global common stock for New Liberty Global shares provided that, among other items and subject to various limitations, the “New Liberty Global income amount” exceeds the “U.S. stockholders BIG amount” (see “The Mergers—Material Tax Considerations for the Mergers—Material U.S. Federal Income Tax Considerations”). We caution, however, that tax-free treatment for the exchange of Liberty Global common stock for New Liberty Global shares depends on various factual and legal inquiries and the relevant rules are complex and new. There can be no assurance that the various factual tests will be satisfied. While available facts and current projections by Liberty Global indicate that the “New Liberty Global income amount” should exceed the “U.S. stockholders BIG amount”, this comparison cannot be made until the mergers contemplated by the merger agreement are completed and requires determinations that are not entirely clear. In addition, even if the factual tests are satisfied, there can be no assurance that the U.S. Internal Revenue Service, which we refer to in this joint proxy statement/prospectus as the IRS, will not challenge the non-taxable treatment of the exchange of Liberty Global common stock for New Liberty Global shares based upon their view of the legal issues involved or that a court will not agree with the IRS in the event of litigation. Moreover, it is possible that the relevant Treasury Regulations could be amended, possibly on a retroactive basis. Thus, Liberty Global stockholders are urged to consult with their own tax advisors as to the U.S. federal income tax treatment of the mergers involving Liberty Global in light of their particular situation, including whether they should potentially proceed on the basis that the exchange of Liberty Global common stock for New Liberty Global shares will be a taxable transaction for U.S. federal income tax purposes.

Liberty Global will notify Liberty Global stockholders via one or more website announcements following the completion of the mergers (and updated thereafter to account for year-end information) as to whether the “New Liberty Global income amount” exceeds the “U.S. stockholders BIG amount” and other information relevant to the tax treatment of the exchange of Liberty Global common stock for New Liberty Global shares.

The receipt by a holder of Liberty Global common stock who is resident or (in the case of an individual, and if relevant) ordinarily resident in the U.K. of New Liberty Global shares pursuant to the mergers involving Liberty Global will constitute a disposal or part disposal of Liberty Global common stock if or to the extent that it does not qualify for “rollover” treatment (discussed in the paragraph below). Such disposal or part disposal may, depending on the particular circumstances of that stockholder, give rise to a chargeable gain or allowable loss for the purposes of U.K. capital gains tax or U.K. corporation tax on chargeable gains.

Liberty Global expects such receipt of New Liberty Global shares to be treated, at least in part, as a “reorganisation” for the purposes of U.K. capital gains tax and U.K. corporation tax on chargeable gains such that “rollover” treatment is available to a holder of Liberty Global common stock to the extent described in this paragraph. In particular, Liberty Global expects “rollover” treatment to be available to such a stockholder (subject to certain anti-avoidance provisions) in respect of a proportion of the New Liberty Global shares of each relevant class received that is equal to the proportion that the aggregate number of New Liberty Global shares of the relevant class issued directly to Liberty Global stockholders pursuant to the mergers involving Liberty Global (and not provided to Liberty Global stockholders after having first been issued to Lynx US MergerCo 1 and contributed to Lynx US MergerCo 2; see “The Companies—Lynx Merger Sub 1”) bears to the aggregate number of New Liberty Global shares of the same class received by Liberty Global stockholders pursuant to the mergers involving Liberty Global. Liberty Global is considering the extent, if any, to which it may be possible for such a stockholder to be provided with New Liberty Global shares all of which are issued directly pursuant to the mergers involving Liberty Global (and which are not first issued to Lynx Merger Sub 1). In the event that Liberty Global considers that this may be possible Liberty Global may, in addition, seek to discuss with the U.K. H.M. Revenue & Customs, which we refer to in this joint proxy statement/prospectus as HMRC, whether “rollover” treatment may be available in the circumstances in respect of all the New Liberty Global shares received by such a stockholder pursuant to the mergers involving Liberty Global. No guarantee can be given on the outcome of these considerations (or discussions, if any). No view is given as to the extent to which HMRC may determine that “rollover” treatment is available, if at all, and Liberty Global stockholders should consult their own tax advisors.

A holder of Liberty Global common stock who is not resident (and, in the case of an individual, and if relevant, not ordinarily resident) in the U.K. should generally not be subject to either U.K. capital gains tax or U.K. corporation tax pursuant to the mergers involving Liberty Global, unless such holder carries on (whether solely or in partnership) in the case of an individual holder, a trade, profession or vocation in the U.K. through a branch or agency or, in the case of a corporate holder, a trade in the U.K. through a permanent establishment and, in either such case, the Liberty Global common stock is attributable to such branch or agency or permanent establishment.

Liberty Global stockholders should read “The Mergers—Material Tax Considerations for the Mergers” beginning on page 165 for a more detailed discussion of the material U.S. federal income tax and U.K. tax considerations with respect to the mergers involving Liberty Global. Tax matters can be complicated and the tax consequences of the mergers involving Liberty Global to Liberty Global stockholders will depend on each such stockholder’s particular tax situation. We urge Liberty Global stockholders to consult their own tax advisors to determine the tax consequences of the mergers involving Liberty Global to them.

Q:	Are the mergers involving Virgin Media expected to be taxable to Virgin Media stockholders?

A:	Based upon the facts available to us and our current projections as of the date hereof, Virgin Media believes that it is more likely than not that the exchange of Virgin Media common stock for New Liberty Global shares and cash pursuant to the mergers involving Virgin Media will not be taxable to U.S. stockholders of Virgin Media for U.S. federal income tax purposes, except that a U.S. stockholder of Virgin Media will recognize gain on the cash it receives pursuant to the mergers involving Virgin Media equal to the lesser of (1) the cash and (2) the gain inherent in the U.S. stockholder’s Virgin Media common stock at the time of the mergers involving Virgin Media. However, the ultimate tax treatment of the exchange of Virgin Media common stock for New Liberty Global shares is not certain and is dependent upon the facts and circumstances at the closing date of the mergers involving Virgin Media, including a requirement that the value of Liberty Global equal or exceed the value of Virgin Media as of the closing of the mergers contemplated by the merger agreement. There can be no assurance that the IRS will not challenge the non-taxable treatment of the exchange of Virgin Media common stock for New Liberty Global shares based upon its view of the legal issues involved or that a court will not agree with the IRS in the event of litigation. Thus, Virgin Media stockholders are urged to consult with their own tax advisors as to the U.S. federal income tax treatment of the mergers involving Virgin Media in light of their particular situation.

Holders of Virgin Media common stock who are resident or (in the case of individuals, and if relevant) ordinarily resident in the U.K. and who exchange their shares of Virgin Media common stock for New Liberty Global shares and cash pursuant to the mergers involving Virgin Media will be treated as making a part disposal of their Virgin Media common stock for U.K. tax purposes to the extent they receive cash, which may, depending on the particular circumstances of the stockholder, give rise to a chargeable gain or allowable loss for the purposes of U.K. capital gains tax or U.K. corporation tax on chargeable gains. In response to a clearance application by Virgin Media, HMRC has confirmed in writing that such holders will receive “rollover” treatment to the extent they receive New Liberty Global shares, on the basis that an exchange by those holders of their Virgin Media common stock for New Liberty Global shares will be treated as a “reorganisation” for U.K. tax purposes, such that the New Liberty Global shares will be treated for U.K. tax purposes as the same asset as the portion of the original holding of Virgin Media common stock in exchange for which the New Liberty Global shares were received. Accordingly, based on HMRC’s ruling, such holders will not be treated as making a disposal of their Virgin Media common stock for U.K. tax purposes to the extent that they receive New Liberty Global shares.

A holder of Virgin Media common stock who is not resident (and, in the case of an individual, and if relevant, not ordinarily resident) in the U.K. should generally not be subject to either U.K. capital gains tax or U.K. corporation tax as a result of the mergers involving Virgin Media unless, in the case of an individual holder, that holder carries on (whether solely or in partnership) a trade, profession or vocation in the U.K. through a branch or agency or, in the case of a corporate holder, a trade in the U.K. through a permanent establishment and, in either such case, the Virgin Media common stock is attributable to such branch, agency or permanent establishment.

Virgin Media stockholders should read “The Mergers—Material Tax Considerations for the Mergers” beginning on page 165 for a more detailed discussion of the material U.S. federal income tax and U.K. tax considerations with respect to the mergers involving Virgin Media. Tax matters can be complicated and the tax consequences of the mergers involving Virgin Media to Virgin Media stockholders will depend on each such stockholder’s particular tax situation. We urge Virgin Media stockholders to consult their own tax advisors to determine the tax consequences of the mergers involving Virgin Media to them.

Q:	When do you expect the mergers to be completed?

A:	Liberty Global and Virgin Media are working to complete the mergers as quickly as possible. Subject to obtaining the approvals of our stockholders at our respective special meetings, and satisfaction of the conditions set out in the merger agreement, Liberty Global and Virgin Media currently expect that the mergers will be completed during the second quarter of 2013. However, it is possible that factors outside of our control could require us to complete the mergers at a later time or not complete them at all.

For a description of certain matters that could delay or prevent the completion of the mergers, please refer to “Risk Factors” beginning on page 40.

Q:	After the mergers, where can I trade my New Liberty Global shares?

A:	It is a condition to the completion of the mergers that the New Liberty Global shares issuable to the stockholders of

Liberty Global and Virgin Media will be approved for listing on the NASDAQ Global Select Market, which we refer to in the joint proxy/prospectus as Nasdaq. At and as of the closing of the mergers, it is expected that the three classes of New Liberty Global shares will be traded on Nasdaq under the ticker symbols “LBTYA”, “LBTYB” and “LBTYK”. New Liberty Global shares will not be traded on the London Stock Exchange.

Q:	Can I seek appraisal of my shares?

A:	Liberty Global stockholders have no appraisal or dissenters’ rights under Delaware law in connection with the mergers.

Holders of Virgin Media common stock who do not vote in favor of adoption of the merger agreement are entitled, subject to the applicable provisions of Delaware law, to demand appraisal and to obtain payment of the judicially determined fair value of their shares instead of receiving the consideration for their shares as set out in the merger agreement. To exercise such rights, Virgin Media stockholders must strictly follow the procedures prescribed by Delaware law. The failure to strictly follow such procedures can result in the loss of such rights. These procedures are summarized under the section entitled “The Mergers—Appraisal Rights” beginning on page 192. In addition, the text of the applicable appraisal rights provisions of Delaware law is included as Annex G to this joint proxy statement/prospectus, and you are encouraged to read those provisions carefully.

Q:	Where can I find more information about the companies?

A:	You can obtain more information about Liberty Global and Virgin Media from the various sources described under “Where You Can Find More Information” on page 317.

Q:	Who can help answer my questions?

A:	If you have any questions about the mergers or if you need additional copies of this joint proxy statement/prospectus or the relevant proxy card, you should contact:

For Liberty Global	For Virgin Media
Georgeson Inc. Toll free: (866) 695-6074 Collect: (212) 440-9800 Email: libertyglobal@georgeson.com	D.F. King & Co., Inc. Toll free: (800) 431-9633 Collect: (212) 269-5550 Email: vmed@dfking.com

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus and may not contain all of the information that is important to you. To understand the mergers fully and for a more complete description of the legal terms of the merger agreement, you should carefully read this entire joint proxy statement/prospectus and the other documents to which we refer you, including in particular the copies of the merger agreement and the support agreement, that are attached as annexes to this joint proxy statement/prospectus or as exhibits to the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, filed by New Liberty Global with the Securities and Exchange Commission, which we refer to in this joint proxy statement/prospectus as the SEC. See also “Where You Can Find More Information” on page 317. We have included page references parenthetically to direct you to a more complete description of the topics presented in this summary. Because New Liberty Global is a company incorporated under the laws of England and Wales, holders of its ordinary shares technically are referred to as “members”. For matters of convenience, however, such holders are referred to in this joint proxy statement/prospectus as “shareholders” of New Liberty Global.

General

The Mergers (page 76)

On February 5, 2013, Liberty Global, Virgin Media, New Liberty Global, Lynx US MergerCo 1 LLC, a wholly owned subsidiary of Liberty Global, which we refer to in this joint proxy statement/prospectus as Lynx Merger Sub 1, Lynx US MergerCo 2 LLC, a wholly owned subsidiary of Lynx Merger Sub 1, which we refer to in this joint proxy statement/prospectus as Lynx Merger Sub 2, Viper US MergerCo 1 LLC, a wholly owned subsidiary of New Liberty Global, which we refer to in this joint proxy statement/prospectus as Viper Merger Sub 1, and Viper US MergerCo 2 LLC, a wholly owned subsidiary of Viper Merger Sub 1, which we refer to in this joint proxy statement/prospectus as Viper Merger Sub 2, and, which we refer to together with Lynx Merger Sub 1, Lynx Merger Sub 2 and Viper Merger Sub 1, in this joint proxy statement/prospectus as the merger subs, entered into the merger agreement, which is the legal document governing the mergers. Under the terms of the merger agreement:

•

Prior to the mergers, Lynx Merger Sub 1 will acquire a portion of the New Liberty Global shares to be used in the mergers in exchange for a promissory note (see “The Companies—Lynx Merger Sub 1” for more information).

•

Viper Merger Sub 2 will merge with and into Virgin Media, which we refer to in this joint proxy statement/prospectus as the first VMI merger, with Virgin Media as the surviving entity, and immediately thereafter, and as part of the same plan, Virgin Media (as the surviving entity of the first VMI merger) will merge with and into Viper Merger Sub 1, which we refer to in this joint proxy statement/prospectus as the second VMI merger (and together with the first VMI merger as the VMI mergers), with Viper Merger Sub 1 (which will change its name to Virgin Media Inc.) as the surviving entity; and

•

Lynx Merger Sub 2 will merge with and into Liberty Global, which we refer to in this joint proxy statement/prospectus as the first LGI merger, with Liberty Global as the surviving entity, and, immediately thereafter, and as part of the same plan, Liberty Global (as the surviving entity of the first LGI merger) will merge with and into Lynx Merger Sub 1, which we refer to in this joint proxy statement/prospectus as the second LGI merger (and together with the first LGI merger as the LGI mergers), with Lynx Merger Sub 1 (which will change its name to Liberty Global, Inc.) as the surviving entity.

We refer to the VMI mergers and the LGI mergers collectively in this joint proxy statement/prospectus as the mergers. Upon completion of the mergers, each of Liberty Global and Virgin Media will be a wholly owned subsidiary of New Liberty Global, which is expected to be a publicly traded company with three classes of shares registered with the SEC and listed on Nasdaq, and the Liberty Global common stock and the Virgin Media common stock will no longer be publicly traded.

The Companies (page 73)

Liberty Global is an international provider of video, broadband Internet and telephony services, with consolidated operations at December 31, 2012, serving 19.8 million customers across 13 countries, primarily in Europe and Chile. Liberty Global was incorporated in Delaware on January 13, 2005, and its principal executive offices and corporate headquarters are located at 12300 Liberty Boulevard, Englewood, Colorado 80112, United States of America. Liberty Global’s telephone number at that address is (303) 220-6600 and its website is www.lgi.com.

Virgin Media is a “quad-play” provider of broadband Internet, television, mobile telephony and fixed line telephony services that offers a variety of entertainment and communications services to residential and commercial customers in the U.K. As of December 31, 2012, Virgin Media provided services to 4.9 million residential cable customers on its network. Virgin Media also provides mobile telephony service to 1.7 million contract mobile customers and 1.3 million prepay mobile customers over third party networks. Virgin Media was incorporated in Delaware on November 12, 2003. Virgin Media’s principal executive offices are located at 65 Bleecker Street, 6th Floor, New York, New York 10012, United States, and its telephone number is (212) 906-8440. Virgin Media’s U.K. headquarters are located in Hook, Hampshire, England. Virgin Media’s website is www.virginmedia.com.

New Liberty Global, currently a private limited company incorporated under English law (registration number 8379990), was formed with the name Lynx Europe Limited on January 29, 2013, as a wholly owned subsidiary of Liberty Global. To date, New Liberty Global has not conducted any activities other than those in connection with its formation and in connection with the transactions contemplated by the merger agreement. Prior to the closing of the mergers, New Liberty Global will be re-registered as a U.K. public limited company and change its name to Liberty Global plc. New Liberty Global’s principal executive offices are located at: (i) 38 Hans Crescent, London SW1X 0LZ, United Kingdom, and the telephone number at that address is +44.20.7190.6300, and (ii) 12300 Liberty Boulevard, Englewood, Colorado 80112, United States of America, and the telephone number at that address is (303) 220-6600.

Lynx Merger Sub 1, a Delaware limited liability company and a wholly owned subsidiary of Liberty Global, was formed on February 1, 2013, solely for the purpose of effecting the mergers. To date, Lynx Merger Sub 1 has not conducted any activities other than those in connection with its formation and in connection with the transactions contemplated by the merger agreement. Lynx Merger Sub 1’s principal executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112, United States of America, and the telephone number at that address is (303) 220-6600.

Lynx Merger Sub 2, a Delaware limited liability company and a wholly owned subsidiary of Lynx Merger Sub 1, was formed on February 1, 2013, solely for the purpose of effecting the mergers. To date, Lynx Merger Sub 2 has not conducted any activities other than those in connection with its formation and in connection with the transactions contemplated by the merger agreement. Lynx Merger Sub 2’s principal executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112, United States of America, and the telephone number at that address is (303) 220-6600.

Viper Merger Sub 1, a Delaware limited liability company and a wholly owned subsidiary of New Liberty Global, was formed on February 1, 2013, solely for the purpose of effecting the mergers. To date, Viper Merger Sub 1 has not conducted any activities other than those in connection with its formation and in connection with the transactions contemplated by the merger agreement. Viper Merger Sub 1’s principal executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112, United States of America, and the telephone number at that address is (303) 220-6600.

Viper Merger Sub 2, a Delaware limited liability company and a wholly owned subsidiary of Viper Merger Sub 1, was formed on February 1, 2013, solely for the purpose of effecting the mergers. To date, Viper Merger Sub 2 has not conducted any activities other than those in connection with its formation and in connection with the transactions contemplated by the merger agreement. Viper Merger Sub 2’s principal executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112, United States of America, and the telephone number at that address is (303) 220-6600.

Structure of the Transaction (page 76)

The parties have structured the acquisition of each of Liberty Global and Virgin Media as a forward subsidiary merger that is intended to qualify as a “reorganization” for U.S. federal income tax purposes. Using two mergers to accomplish each acquisition provides certainty that neither Liberty Global nor Virgin Media will be subject to U.S. federal income tax on their respective acquisition by New Liberty Global if one or more mergers fails to so qualify as a reorganization for U.S. federal income tax purposes.

New Liberty Global has elected to have the post-acquisition capital structure of Liberty Global include both indebtedness and equity. In order to effect the desired capital structure of Liberty Global as a subsidiary of New Liberty Global, Lynx Merger Sub 1 will acquire New Liberty Global shares from New Liberty Global in exchange for indebtedness of Lynx Merger Sub 1. These New Liberty Global shares will be contributed by Lynx Merger Sub 1 to Lynx Merger Sub 2 and, in the first LGI merger, Lynx Merger Sub 2 will transfer such shares to Liberty Global stockholders.

This indebtedness of Lynx Merger Sub 1 will be in the form of one or more promissory notes with arm’s-length terms, which we refer to in this joint proxy statement/prospectus as a promissory note. The promissory note is expected to have a face amount in the range of $10 billion, fixed interest at a rate of approximately 7% – 9% payable in cash at least annually and a stated term to maturity of not more than ten years, along with provisions such as covenants and events of default that are consistent with third-party indebtedness.

Upon completion of the mergers, each of the surviving corporations (renamed Liberty Global, Inc. and Virgin Media Inc.) will be a wholly owned subsidiary of New Liberty Global. The following diagrams illustrate in simplified terms the current structure of Liberty Global and Virgin Media and the expected structure of New Liberty Global following the consummation of the mergers.

Pre-Transaction Structure

Post-Transaction Structure

(1)	Ownership percentages assume the mergers had been completed on December 31, 2012, and are based on the assumptions set forth in the section entitled “Liberty Global Corporation Limited Unaudited Condensed Pro Forma Combined Financial Statements”. These assumptions include the assumption that all of the 6.50% convertible senior notes due 2016 of Virgin Media, which we refer to in this joint proxy statement/prospectus as the Virgin Media convertible notes, will be converted into the per share VMI merger consideration. All similar ownership percentages contained herein are calculated on the same basis unless otherwise noted.

(2)	Expected face amount in the range of $10 billion. For information concerning the promissory note, see “The Companies—Lynx Merger Sub 1”.

Merger Consideration Received by Liberty Global Stockholders (page 204)

At the effective time of the first LGI merger, (i) each share of LGI series A stock will be converted into the right to receive one class A New Liberty Global share, (ii) each share of LGI series B stock will be converted into the right to receive one class B New Liberty Global share, and (iii) each share of LGI series C stock will be converted into the right to receive one class C New Liberty Global share. Shares of Liberty Global common stock held by Liberty Global as treasury stock or that are owned by New Liberty Global, Virgin Media or any wholly owned subsidiary of Liberty Global or Virgin Media, which we refer to in this joint proxy statement/prospectus as the LGI excluded shares, will not receive the above-referenced consideration and will be automatically canceled. Liberty Global stockholders will receive New Liberty Global shares in connection with the first LGI merger from both New Liberty Global and Lynx Merger Sub 2 (from the shares acquired by Lynx Merger Sub 1 in exchange for a promissory note).

Merger Consideration Received by Virgin Media Stockholders (page 204)

At the effective time of the first VMI merger, each share of Virgin Media common stock (other than VMI excluded shares) will be converted into the right to receive (i) 0.2582 of a class A New Liberty Global share, (ii) 0.1928 of a class C New Liberty Global share and (iii) $17.50 in cash, without interest.

Voting Rights of New Liberty Global Shareholders (page 251)

Each class A New Liberty Global share will have one vote and each class B New Liberty Global share will have ten votes in respect of all matters on which New Liberty Global shares have voting rights, voting together as a single class, other than with respect to matters that require a class vote. Class C New Liberty Global shares are non-voting, except where otherwise required by English law or the new articles of association of New Liberty Global, which will be adopted prior to the consummation of the mergers.

Treatment of Liberty Global Equity-Based Awards (page 205)

Vesting of equity-based compensation awards granted under Liberty Global equity plans will generally not accelerate on the mergers. Liberty Global awards will be converted into substantially similar awards over class A New Liberty Global shares and class C New Liberty Global shares, as applicable, on substantially similar terms and conditions that otherwise applied to the awards prior to the first LGI merger.

Treatment of Virgin Media Stock Options, Restricted Stock Units and Other Equity-Based Awards (page 205)

New Liberty Global will honor any change in control vesting and “double trigger” vesting (i.e., vesting of an award if the participant incurs a qualifying termination of employment following the mergers) under Virgin Media equity-based awards. Virgin Media stock options, both vested and unvested, will generally be converted into awards over class A New Liberty Global shares and class C New Liberty Global shares, subject to substantially the same terms and conditions as in effect prior to the mergers. Restricted stock units and other equity-based awards over Virgin Media common stock that are not subject to vesting on the mergers will also generally be converted into awards over class A New Liberty Global shares and class C New Liberty Global shares, payable on substantially similar vesting terms but without regard to performance conditions, if applicable. For awards granted prior to January 1, 2013, the converted awards over class A New Liberty Global shares and class C New Liberty Global shares will provide for accelerated vesting on certain involuntary terminations of employment on or prior to December 31, 2014. To the extent reasonably possible, options granted under the Virgin Media Sharesave Plan, Virgin Media’s U.K. tax-qualified CSOP and the U.K. approved share incentive plans will be treated so as to preserve the tax-qualified status of those options. To the extent reasonably possible, Virgin Media will seek to treat awards under the JSOP in a substantially similar manner to the other equity-based awards over Virgin Media common stock, or in some other equitable manner.

Appraisal Rights (page 192)

Under Delaware law, Liberty Global stockholders will not have appraisal rights in connection with the LGI mergers.

Under Delaware law, holders of Virgin Media common stock who do not vote in favor of adoption of the merger agreement are entitled to demand appraisal of their shares of Virgin Media common stock in accordance with the applicable provisions of Delaware law, and, if such rights are properly demanded and perfected and are not withdrawn or otherwise lost and the first VMI merger is completed, such stockholders will be entitled to obtain payment of the judicially determined fair value of such stockholders’ shares of Virgin Media common stock instead of receiving the VMI merger consideration.

Material Tax Considerations (page 165)

Material U.S. Federal Income Tax Considerations for the Mergers

New Liberty Global expects to be a non-resident of the United States for U.S. federal income tax purposes. New Liberty Global should be classified as a foreign corporation for such purposes and not treated under Section 7874 of the Internal Revenue Code of 1986, as amended, which we refer to in this joint proxy statement/prospectus as the Code, as a U.S. corporation because New Liberty Global (taking into account Virgin Media and Liberty Global and their respective subsidiaries) should have substantial business activities in the U.K. For example, New Liberty Global and its subsidiaries will have at least 25% of their employees (by number and compensation) based in the U.K. However, if it were determined that New Liberty Global should be taxed as a U.S. corporation for U.S. federal income tax purposes, New Liberty Global could be liable for substantial additional U.S. federal income tax, and could also be liable for U.K. corporation tax, which could have a material adverse effect on our financial condition and results of operations. See “The Mergers—Material Tax Considerations for the Mergers” for a more detailed discussion of the tax considerations with respect to the treatment of New Liberty Global for U.S. federal income tax purposes.

The structure of the LGI mergers is such that, for U.S. federal income tax purposes, no gain (or loss) should be recognized by Liberty Global stockholders on their exchange of shares of Liberty Global common stock for New Liberty Global shares provided that, among other items and subject to various limitations, the “New Liberty Global income amount” exceeds the “U.S. stockholders BIG amount” (see “The Mergers—Material Tax Considerations for the Mergers—Material U.S. Federal Income Tax Considerations”). The LGI mergers, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Code or as another non-taxable transaction for Liberty Global and its subsidiaries. In addition, based on the application to the LGI mergers of a Treasury Regulation exception to Section 367(a) of the Code, which generally would otherwise require U.S. holders to recognize gain, if the “New Liberty Global income amount” exceeds the “U.S. stockholders BIG amount”, while the matter is not certain, U.S. Liberty Global holders should not be required to recognize any gain in respect of their share exchange pursuant to the LGI mergers. The “U.S. stockholders BIG amount” generally is the aggregate built-in gain (generally, fair market value minus tax basis) in the Liberty Global common stock held by all U.S. stockholders. Due to the structure of the LGI mergers, under relevant Treasury Regulations, New Liberty Global should be treated as receiving a deemed distribution from Lynx Merger Sub 1; the “New Liberty Global income amount” generally will be the aggregate amount of the deemed distribution that is treated as a dividend or gain for U.S. federal income tax purposes.

We caution, however, that tax-free treatment for the share exchange depends on various factual and legal inquiries and the relevant rules are complex and new. There can be no assurance that the various factual tests will be satisfied. While available facts and current projections by Liberty Global indicate that the “New Liberty Global income amount” should exceed the “U.S. stockholders BIG amount”, this comparison cannot finally be made until the mergers are completed and requires determinations that are not entirely clear. In addition, even if the factual tests are satisfied, there can be no assurance that the IRS will not challenge the non-taxable treatment of the share exchange based upon their view of the legal issues involved or that a court will not agree with the IRS in the event of litigation. Moreover, it is possible that the relevant Treasury Regulations could be amended, possibly on a retroactive basis.

Liberty Global stockholders are urged to consult with their own tax advisors as to the tax treatment of the LGI mergers in light of their particular situation, including whether they should potentially proceed on the basis that the share exchange will be a taxable transaction for U.S. federal income tax purposes. If the share exchange is taxable for U.S. federal income tax purposes, a U.S. holder would recognize gain (but not loss) in an amount equal to the excess of the fair market value of the New Liberty Global shares received by the U.S. holder over the U.S. holder’s adjusted tax basis in the Liberty Global common stock exchanged therefor. In such case, U.S. holders would be subject to U.S. federal income tax without the corresponding receipt of cash.

Virgin Media believes that the VMI mergers, taken together, more likely than not will qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. However, the ultimate tax treatment of the VMI mergers is not certain and is dependent upon the facts and circumstances at the closing date of the mergers, including a requirement that the value of Liberty Global equal or exceed the value of Virgin Media as of the closing of the mergers. If the VMI mergers, taken together, qualify as a “reorganization,” and if certain requirements under Section 367 of the Code are satisfied, then the exchange of Virgin Media common stock for New Liberty Global shares and cash pursuant to the VMI mergers will not be taxable to U.S. stockholders of Virgin Media for U.S. federal income tax purposes, except that a U.S. stockholder of Virgin Media will recognize gain on the cash it receives pursuant to the VMI mergers equal to the lesser of (i) the cash or (ii) the gain inherent in the U.S. stockholder’s Virgin Media common stock at the time of the VMI mergers. There can be no assurance that the IRS will not challenge the non-taxable treatment of the share exchange based upon its view of the legal issues involved or that a court will not agree with the IRS in the event of litigation. Thus, Virgin Media stockholders are urged to consult with their own tax advisors as to the U.S. federal income tax treatment of the VMI mergers in light of their particular situation, including whether they should potentially proceed on the basis that the exchange of Virgin Media common stock for New Liberty Global shares will be a taxable transaction for U.S. federal income tax purposes. If the exchange of Virgin Media common stock for New Liberty Global shares is taxable for U.S. federal income tax purposes, a U.S. stockholder of Virgin Media would recognize gain in an amount equal to the excess of (i) the sum of the cash and the fair market value of the New Liberty Global shares received by the U.S. stockholder over (ii) the U.S. stockholder’s adjusted tax basis in the Virgin Media common stock exchanged therefor.

Material U.K. Tax Considerations for the Mergers

The receipt by a holder of Liberty Global common stock who is resident or (in the case of an individual, and if relevant) ordinarily resident in the U.K. of New Liberty Global shares pursuant to the LGI mergers will constitute a disposal or part disposal of Liberty Global common stock if or to the extent that it does not qualify for “rollover” treatment (discussed in the paragraphs below). Such disposal or part disposal may, depending on the particular circumstances of that stockholder, give rise to a chargeable gain or allowable loss for the purposes of U.K. capital gains tax or U.K. corporation tax on chargeable gains.

Liberty Global expects such receipt of New Liberty Global shares to be treated, at least in part, as a “reorganisation” for the purposes of U.K. capital gains tax and U.K. corporation tax on chargeable gains such that “rollover” treatment is available to a holder of Liberty Global common stock to the extent described in this paragraph. In particular, Liberty Global expects “rollover” treatment to be available to such a stockholder (subject to certain anti-avoidance provisions) in respect of a proportion of the New Liberty Global shares of each relevant class received that is equal to the proportion that the aggregate number of New Liberty Global shares of the relevant class issued directly to Liberty Global stockholders pursuant to the LGI mergers (and not provided to Liberty Global stockholders after having first been issued to Lynx Merger Sub 1 and contributed to Lynx Merger Sub 2; see “The Companies—Lynx Merger Sub 1”) bears to the aggregate number of New Liberty Global shares of the same class received by Liberty Global stockholders pursuant to the LGI mergers. Liberty Global is considering the extent, if any, to which it may be possible for such a stockholder to be provided with New Liberty Global shares all of which are issued directly pursuant to the LGI mergers (and which are not first issued to Lynx Merger Sub 1). In the event that Liberty Global considers that this may be possible, Liberty Global may, in addition, seek to discuss with HMRC whether “rollover” treatment may be available in the circumstances in respect of all the New Liberty Global shares received by such a stockholder pursuant to the LGI mergers. No guarantee can be given on the outcome of these considerations (or discussions, if any). No view is given as to the extent to which HMRC may determine that “rollover” treatment is available, if at all, and Liberty Global stockholders should consult their own tax advisors.

Where “rollover” treatment is available in respect of a proportion of the New Liberty Global shares of the relevant class received by such a stockholder, which we refer to in this paragraph of the joint proxy statement/prospectus as the rollover proportion, that stockholder would be treated for the purposes of U.K. capital gains tax or U.K. corporation tax on chargeable gains as not having made a part disposal of the rollover proportion of the stockholder’s Liberty Global common stock of the equivalent class in return for the rollover proportion of New Liberty Global shares received of the relevant class. Instead, the rollover proportion of New Liberty Global shares of the relevant class received by such a stockholder would generally be treated for those purposes as the same asset as the rollover proportion of the stockholder’s Liberty Global common stock of the equivalent class, and acquired at the same time and for the same consideration as the stockholder acquired the rollover proportion of his or her Liberty Global common stock of that equivalent class. In respect of the proportion representing the remainder of New Liberty Global shares of a relevant class received by such a stockholder, which we refer to in this paragraph of the joint proxy statement/prospectus as the disposal proportion, that stockholder would be treated for the purposes of U.K. capital gains tax or U.K. corporation tax on chargeable gains as making a part disposal of the stockholder’s Liberty Global common stock of the equivalent class for consideration equal to the disposal proportion of the market value as of the closing date of the LGI mergers of the New Liberty Global shares of the relevant class received by the stockholder, and the computation of the chargeable gain or allowable loss arising would generally take into account the disposal proportion of the available tax base cost in the stockholder’s Liberty Global common stock of the equivalent class.

A holder of Liberty Global common stock who is not resident (and, in the case of an individual, and if relevant, not ordinarily resident) in the U.K. should generally not be subject to either U.K. capital gains tax or U.K. corporation tax pursuant to the LGI mergers, unless such holder carries on (whether solely or in partnership) in the case of an individual holder, a trade, profession or vocation in the U.K. through a branch or agency or, in the case of a corporate holder, a trade in the U.K. through a permanent establishment and, in either such case, the Liberty Global common stock is attributable to such branch or agency or permanent establishment.

An agreement to transfer an interest in New Liberty Global shares through a clearance service or depositary receipt system should not give rise to a liability to U.K. stamp duty reserve tax under current U.K. tax law and HMRC practice. We anticipate that the Depository Trust Company would be treated as a clearance service for these purposes, and Liberty Global is in the process of seeking a clearance from HMRC to this effect (although no guarantee can be given on the outcome of this application). In addition, no U.K. stamp duty should, in practice, need be paid in respect of a paperless transfer of an interest in New Liberty Global shares through the Depository Trust Company. A transfer of title in New Liberty Global shares or an agreement to transfer such shares from within the Depository Trust Company system out of the Depository Trust Company system, and any subsequent transfers or agreements to transfer outside the Depository Trust Company system, will generally attract a charge to U.K. stamp duty and/or U.K. stamp duty reserve tax at a rate of 0.5% of any consideration.

Any such duty must be paid (and the relevant transfer document stamped by HMRC) before the transfer can be registered in the books of New Liberty Global. Holders of New Liberty Global shares should note in particular that a redeposit of New Liberty Global shares into the Depository Trust Company system, including by means of an initial transfer into a depositary receipt system, will generally attract U.K. stamp duty and/or U.K. stamp duty reserve tax at the higher rate of 1.5%.

Holders of Virgin Media common stock who are resident or (in the case of individuals, and if relevant) ordinarily resident in the U.K. and who exchange their shares of Virgin Media common stock for New Liberty Global shares and cash pursuant to the VMI mergers will be treated as making a part disposal of their Virgin Media common stock for U.K. tax purposes to the extent they receive cash, which may, depending on the particular circumstances of the stockholder, give rise to a chargeable gain or allowable loss for the purposes of U.K. capital gains tax or U.K. corporation tax on chargeable gains. In response to a clearance application by Virgin Media, HMRC has confirmed in writing that such holders will receive “rollover” treatment to the extent they receive New Liberty Global shares, on the basis that an exchange by those holders of their Virgin Media common stock for New Liberty Global shares will be treated as a “reorganisation” for U.K. tax purposes, such that the New Liberty Global shares will be treated for U.K. tax purposes as the same asset as the portion of the original holding of Virgin Media common stock in exchange for which the New Liberty Global shares were received. Accordingly, based on HMRC’s ruling, such holders will not be treated as making a disposal of their Virgin Media common stock for U.K. tax purposes to the extent that they receive New Liberty Global shares.

A holder of Virgin Media common stock who is not resident (and, in the case of an individual, and if relevant, not ordinarily resident) in the U.K. should generally not be subject to either U.K. capital gains tax or U.K. corporation tax pursuant to the VMI mergers unless, in the case of an individual holder, that holder carries on (whether solely or in partnership) a trade, profession or vocation in the U.K. through a branch or agency or, in the case of a corporate holder, a trade in the U.K. through a permanent establishment and, in either such case, the Virgin Media common stock is attributable to such branch or agency or permanent establishment.

Liberty Global and Virgin Media stockholders should read “The Mergers—Material Tax Considerations for the Mergers” beginning on page 165 for a more detailed discussion of the material tax considerations with respect to the mergers. Tax matters can be complicated and the tax consequences of the mergers to you will depend on your particular tax situation. We urge you to consult your own tax advisor to determine the tax consequences of the mergers to you.

Recommendation of the Liberty Global Board of Directors (page 95)

The Liberty Global board of directors, by unanimous vote, determined that the mergers are in the best interests of the Liberty Global stockholders, approved the merger agreement and declared its advisability and recommends that Liberty Global stockholders vote “FOR” the New Liberty Global share issuance, “FOR” the adoption of the merger agreement and “FOR” the Liberty Global adjournment proposal.

To review the background of, and Liberty Global’s reasons for, the mergers, as well as certain risks related to the mergers, see “The Mergers—Background to the Mergers” beginning on page 76, “The Mergers— Liberty Global’s Reasons for the Mergers and Recommendation of the Liberty Global Board of Directors” beginning on page 95 and “Risk Factors” beginning on page 40, respectively.

Recommendation of the Virgin Media Board of Directors (page 99)

The Virgin Media board of directors, by unanimous vote, determined that the mergers are in the best interests of the Virgin Media stockholders, approved the merger agreement and declared its advisability and recommends that Virgin Media stockholders vote “FOR” the adoption of the merger agreement, “FOR” the Virgin Media merger-related compensation proposal and “FOR” the Virgin Media adjournment proposal.

To review the background of, and Virgin Media’s reasons for, the mergers, as well as certain risks related to the mergers, see “The Mergers—Background to the Mergers” beginning on page 76, “The Mergers— Virgin Media’s Reasons for the Mergers and Recommendation of the Virgin Media Board of Directors” beginning on page 99 and “Risk Factors” beginning on page 40, respectively.

Opinions of Liberty Global’s Financial Advisors

Opinion of LionTree (page 104)

On February 5, 2013, LionTree Advisors LLC, which we refer to in this joint proxy statement/prospectus as LionTree, rendered an oral opinion to the Liberty Global board of directors (which was confirmed in writing by delivery of LionTree’s written opinion dated February 5, 2013), as to the fairness, from a financial point of view, to Liberty Global of the VMI merger consideration to be paid in connection with the mergers, as of February 5, 2013, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by LionTree in preparing its opinion.

LionTree’s opinion was directed to the Liberty Global board of directors and only addressed the fairness from a financial point of view of the VMI merger consideration to be paid in connection with the mergers and did not address any other aspect or implication of the mergers. The summary of LionTree’s opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex C to this joint proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by LionTree in preparing its opinion. However, neither LionTree’s opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the proposed mergers or otherwise. See “The Mergers—Opinions of Liberty Global’s Financial Advisors—Opinion of LionTree”.

Opinion of Credit Suisse (page 114)

In connection with the mergers, Liberty Global’s financial advisor, Credit Suisse Securities (USA) LLC, which we refer to in this joint proxy statement/prospectus as Credit Suisse, delivered an opinion, dated February 5, 2013, to the Liberty Global board of directors as to the fairness, from a financial point of view and as of the date of such opinion, to Liberty Global of the VMI merger consideration. The full text of Credit Suisse’s written opinion is attached to this joint proxy statement/prospectus as Annex D and sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken.

Credit Suisse’s opinion was provided to the Liberty Global board of directors for its information in connection with its evaluation of the VMI merger consideration and did not address any other aspect of the proposed mergers, including the relative merits of the mergers as compared to alternative transactions or strategies that might be available to Liberty Global or the underlying business decision of Liberty Global to proceed with the mergers. The opinion does not constitute advice or a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the proposed mergers or otherwise. See “The Mergers—Opinions of Liberty Global’s Financial Advisors—Opinion of Credit Suisse”.

Opinions of Virgin Media’s Financial Advisors

Opinion of Goldman Sachs (page 125)

At the meeting of the Virgin Media board on February 5, 2013, Goldman, Sachs & Co., which we refer to in this joint proxy statement/prospectus as Goldman Sachs, rendered its oral opinion to the Virgin Media board of directors that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the VMI merger consideration to be paid to the holders (other than Liberty Global and its affiliates) of the outstanding shares of Virgin Media common stock pursuant to the merger agreement was fair from a financial point of view to such holders. Goldman Sachs has confirmed its February 5, 2013 oral opinion by delivering its written opinion to the Virgin Media board of directors dated February 5, 2013, that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the VMI merger consideration to be paid to the holders (other than Liberty Global and its affiliates) of Virgin Media common stock pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated February 5, 2013, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex E to this joint proxy statement/prospectus and is incorporated herein by reference. Goldman Sachs provided its opinion for the information and assistance of the Virgin Media board of directors in connection with its consideration of the mergers. The Goldman Sachs opinion is not a recommendation as to how any holder of Virgin Media common stock should vote with respect to the proposed mergers or any other matter. Pursuant to an engagement letter, dated February 4, 2013, between Virgin Media and Goldman Sachs, Virgin Media retained Goldman Sachs as its financial advisor in connection with the proposed mergers and has agreed to pay Goldman Sachs a transaction fee of $40,000,000, all of which is payable upon consummation of the mergers. See “The Mergers—Opinions of Virgin Media’s Financial Advisors—Opinion of Goldman Sachs”.

Opinion of J.P. Morgan (page 139)

At the meeting of the Virgin Media board of directors on February 5, 2013, J.P. Morgan Securities LLC, which we refer to in this joint proxy statement/prospectus as J.P. Morgan, rendered its oral opinion to the Virgin Media board of directors that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the VMI merger consideration to be paid to the holders of the Virgin Media common stock in the proposed mergers was fair, from a financial point of view, to such holders. J.P. Morgan has confirmed its February 5, 2013 oral opinion by delivering its written opinion to the Virgin Media board of directors, dated February 5, 2013, that, as of such date and subject to the factors and assumptions set forth in its opinion, the consideration to be paid to the holders of the Virgin Media common stock in the proposed mergers was fair, from a financial point of view, to such holders.

The full text of the written opinion of J.P. Morgan, dated February 5, 2013, which sets forth assumptions made, matters considered and limits on the review undertaken in connection with the opinion, is attached as Annex F and is incorporated herein by reference. J.P. Morgan’s opinion is addressed to the Virgin Media board of directors only, is directed only to the VMI merger consideration to be paid in the mergers and does not constitute a recommendation to any stockholder of Virgin Media as to how any such stockholder should vote with respect to the mergers or any other matter. Pursuant to an engagement letter, dated February 4, 2013, between Virgin Media and J.P. Morgan, Virgin Media retained J.P. Morgan as its financial advisor in connection with the proposed mergers and has agreed to pay J.P. Morgan a transaction fee of $25,000,000, all of which is payable upon consummation of the mergers. See “The Mergers—Opinions of Virgin Media’s Financial Advisors—Opinion of J.P. Morgan”.

Interests of Liberty Global Directors and Executive Officers in the Mergers (page 155)

In considering the recommendation of the Liberty Global board of directors with respect to the mergers, Liberty Global stockholders should be aware that the executive officers and directors of Liberty Global have certain interests in the mergers that may be different from, or in addition to, the interests of Liberty Global stockholders generally. These interests include the continued service of all executive officers of Liberty Global by the combined group, the continued service of all of the directors of Liberty Global as directors of New Liberty Global, and the indemnification of former Liberty Global directors and officers by the surviving corporations. Liberty Global executive officers may be entitled to receive certain benefits in connection with the mergers, including accelerated vesting of Liberty Global’s matching contributions under the Liberty Global, Inc. 401(k) Savings & Stock Ownership Plan.

Virgin Media required, as a condition to the signing of the merger agreement, that John C. Malone and certain related Liberty Global stockholders enter into the support agreement with Virgin Media (as described more thoroughly in “The Support Agreement”). These Liberty Global stockholders requested that Liberty Global execute a letter agreement with such Liberty Global stockholders, pursuant to which Liberty Global agreed (i) to pay certain costs and expenses of such stockholders relating to the support agreement and (ii) to indemnify such Liberty Global stockholders against any claims in their capacity as Liberty Global stockholders relating to the support agreement.

As of the Virgin Media record date, Bryan H. Hall, the general counsel of Liberty Global and formerly employed by Virgin Media as an executive officer and its general counsel, held 115,741 shares of Virgin Media common stock for which he will receive, like all other Virgin Media stockholders, the VMI merger consideration in connection with the mergers. Assuming that this shareholding remains unchanged, upon consummation of the mergers, Mr. Hall would receive, in consideration for the Virgin Media common stock he holds, approximately $2.03 million in cash, 29,884 class A New Liberty Global shares and 22,314 class C New Liberty Global shares.

The Liberty Global board of directors was aware of these interests and considered them, among other matters, when approving the merger agreement and recommending that the Liberty Global stockholders approve the New Liberty Global share issuance and adopt the merger agreement. For a more complete description, see “The Mergers—Interests of Liberty Global Directors and Executive Officers in the Mergers”.

Interests of Virgin Media Directors and Executive Officers in the Mergers (page 157)

In considering the recommendation of the Virgin Media board of directors with respect to the mergers, Virgin Media stockholders should be aware that certain of the directors and executive officers of Virgin Media have certain interests in the mergers that may be different from, or in addition to, the interests of the Virgin Media stockholders generally. The members of the Virgin Media board of directors were aware of these interests at the time they approved the mergers. These interests include the following:

Indemnification

Virgin Media’s executive officers and members of the Virgin Media board of directors will have the right to indemnification by the surviving corporations after the mergers and the surviving corporations will be required to provide them with directors’ and officers’ liability insurance for a period of time after the mergers for events occurring prior to the time of the mergers.

Annual Bonus Plans

Virgin Media’s 2013 bonus plans, established prior to the execution of the merger agreement, will generally be continued in the ordinary course.

Employment Agreements

Virgin Media maintains employment agreements with each of its executive officers. If the applicable executive officer’s employment with Virgin Media terminates under certain circumstances, including in connection with a change in control, the executive will be entitled to severance benefits as set forth in his or her agreement.

Treatment of Equity-Based Awards

Virgin Media equity awards held by executive officers and directors of Virgin Media that are outstanding immediately prior to the effective time of the mergers will be subject to the following treatment upon the effective time of the first VMI merger:

•

Each existing employee stock option (other than U.K. tax-qualified options) to acquire Virgin Media common stock will be converted into two separate options, the first to acquire 0.4123 of a class A New Liberty Global share for each share of Virgin Media common stock subject to the existing stock option and the second to acquire 0.3077 of a class C New Liberty Global share for each share of Virgin Media common stock subject to the existing stock option. Options that provide for accelerated vesting under their existing terms on a change in control will accelerate. For options granted prior to January 1, 2013 that are converted into options over New Liberty Global shares, if a holder of a converted option is subject to an involuntary termination (including a termination of the holder’s employment by New Liberty Global without cause or the holder’s resignation for good reason) on or prior to December 31, 2014, any of such holder’s unvested options will vest. Options will be exercisable for up to two years post-termination of employment in the event of an involuntary termination on or prior to December 31, 2014.

•

Certain Virgin Media stock units (including restricted stock units and performance shares) in respect of Virgin Media common stock will be converted into stock units in respect of 0.4123 of a class A New Liberty Global share and 0.3077 of a class C New Liberty Global share in respect of each share of Virgin Media common stock subject to a Virgin Media stock unit award. Stock units issued under Virgin Media’s 2011-2013 and 2012-2014 long-term incentive plans will be converted into stock units that vest based on continued service of the award holder through to March 1 following the end of the applicable original three-year performance period (and any existing performance-based vesting conditions will lapse). Virgin Media stock units with performance-based vesting conditions issued under Virgin Media’s 2013-2015 long-term incentive plan will be canceled and replaced with incentive awards under a plan reasonably expected to result in comparable compensation for comparable performance. For stock unit awards granted prior to January 1, 2013 that are converted into stock unit awards in respect of New Liberty Global shares, vesting and settlement of such stock unit awards will accelerate if the holder of an award is subject to involuntary termination of employment (as described in the preceding paragraph) on or prior to December 31, 2014. However, stock units actually earned under the 2010-2012 long-term incentive plan, to the extent not settled prior to the effective time, will be canceled and converted into the right to receive (i) the excess of the cash consideration over any applicable acquisition price for each share; and (ii) the VMI stock consideration.

•

To the extent reasonably possible, options under Virgin Media’s U.K. tax-qualified CSOP, the Virgin Media Sharesave Plan and the U.K. approved share incentive plans will be treated so as to preserve the tax-qualified status of those options. To the extent reasonably possible Virgin Media will seek to treat awards under the JSOP in a substantially similar manner to other equity-based awards over Virgin Media common stock, or in some other equitable manner. The non-executive directors’ deferred compensation plan will be terminated and the accounts of holders of deferred share units will be settled in cash, under the terms of the plan.

Continuing Director and U.K. Advisory Board Member

Under the terms of the merger agreement, one of the independent directors of Virgin Media (as determined under the Nasdaq listing rules) will be appointed to the New Liberty Global board of directors, and a

U.K. resident member of the Virgin Media board of directors will be a member of an advisory board of New Liberty Global following the mergers. As of the date hereof, no decision has been made as to which members of the Virgin Media board of directors will serve in these capacities.

For a more complete description, see “The Mergers—Interests of Virgin Media Directors and Executive Officers in the Mergers”.

Comparison of Rights of Common Stockholders of Liberty Global and Virgin Media and Shareholders of New Liberty Global (page 258)

Liberty Global stockholders, whose rights are currently governed by Liberty Global’s restated certificate of incorporation and bylaws and Delaware law, and Virgin Media stockholders, whose rights are currently governed by Virgin Media’s restated certificate of incorporation and bylaws and Delaware law, will, upon completion of the mergers, become shareholders of New Liberty Global and their respective rights will be governed by the new articles of association of New Liberty Global (substantially in the form attached as Annex H to this joint proxy statement/prospectus), which we refer to in this joint proxy statement/prospectus as the New Liberty Global articles, and the laws of England and Wales. Some of the rights associated with Liberty Global common stock and/or Virgin Media common stock are different from the rights associated with New Liberty Global shares. For a more complete description, see “Comparison of Rights of Shareholders of New Liberty Global, Stockholders of Liberty Global and Stockholders of Virgin Media”.

The Liberty Global Special Meeting

The Liberty Global special meeting will be held at 2:00 p.m., local time, on June 3, 2013 at the Marriott Denver South at Park Meadows, 10345 Park Meadows Drive, Littleton, Colorado, telephone number (303) 925-0004. At the Liberty Global special meeting, holders of shares of LGI series A stock and LGI series B stock will be asked to consider and vote upon the following proposals:

•	approval of the New Liberty Global share issuance;

•	adoption of the merger agreement; and

•	approval of the Liberty Global adjournment proposal.

No other business will be presented at the Liberty Global special meeting.

Record Date; Shares Entitled to Vote; Quorum (page 62)

The Liberty Global board of directors has fixed 5:00 p.m. E.D.T. on April 30, 2013, as the record date for the Liberty Global special meeting. We refer to such date in this joint proxy statement/prospectus as the Liberty Global record date.

The LGI series A stock and LGI series B stock are Liberty Global’s only voting stock and they vote together as a single class on all matters. Each share of LGI series A stock has one vote and each share of LGI series B stock has ten votes on each matter on which holders of shares of such series as of the Liberty Global record date are entitled to vote at the Liberty Global special meeting. A quorum is present at the Liberty Global special meeting if the holders of a majority of the combined voting power of the LGI series A stock and LGI series B stock outstanding on the Liberty Global record date and entitled to vote at the Liberty Global special meeting is present, in person or by proxy. As of the Liberty Global record date, Liberty Global had 141,164,250 shares of LGI series A stock and 10,176,295 shares of LGI series B stock outstanding and entitled to vote at the Liberty Global special meeting.

Vote Required (page 63)

The approval of the New Liberty Global share issuance requires the affirmative vote of holders of at least a majority of the aggregate voting power of shares of LGI series A stock and LGI series B stock that are entitled to vote on the proposal and are present, in person or by proxy, at the Liberty Global special meeting, voting together as a single class.

The adoption of the merger agreement requires the affirmative vote of holders of at least a majority of the aggregate voting power of shares of LGI series A stock and LGI series B stock that are outstanding as of the Liberty Global record date and entitled to vote on the adoption of the merger agreement (whether or not present), voting together as a single class.

The approval of the Liberty Global adjournment proposal requires the affirmative vote of holders of at least a majority of the aggregate voting power of shares of LGI series A stock and LGI series B stock that are entitled to vote on the proposal and are present, in person or by proxy, at the Liberty Global special meeting, voting together as a single class.

Abstentions, broker non-votes and shares not in attendance will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement. A “broker non-vote” occurs, for example, when your shares are held in a brokerage account, by a bank or other nominee (i.e., in “street name”) and your broker or other nominee does not have discretion to vote on the adoption of the merger agreement because such nominee has not received instructions from you, the beneficial holder, as to how your shares are to be voted but receives instructions or has voting power on other proposals. With respect to the proposals to approve the Liberty Global share issuance and the Liberty Global adjournment proposal, abstentions will have the same effect as a vote “AGAINST” such proposal, while broker non-votes and shares not in attendance will have no effect on the outcome of any vote on the New Liberty Global share issuance or the Liberty Global adjournment proposal.

In connection with the execution of the merger agreement, on February 5, 2013, Virgin Media entered into a support agreement with John C. Malone and certain related Liberty Global stockholders, pursuant to which such Liberty Global stockholders agreed to vote, subject to the terms and conditions in the support agreement, all of the shares of Liberty Global common stock held by them (representing, as of the Liberty Global record date, approximately 36% of the aggregate voting power of shares of Liberty Global common stock) in favor of the New Liberty Global share issuance and the adoption of the merger agreement and against alternative and other transactions. For a more complete description, see “The Support Agreement” beginning on page 233.

Shares Owned by Liberty Global Directors and Executive Officers (page 63)

As of the Liberty Global record date, directors and executive officers of Liberty Global, other than Mr. Malone, beneficially owned and were entitled to vote 1,223,920 shares of LGI series A stock and 51,429 shares of LGI series B stock, which represented less than 1% of the voting power of shares of Liberty Global common stock outstanding and entitled to vote at the Liberty Global special meeting on that date. Each of the directors and executive officers of Liberty Global has advised Liberty Global that, as of the date hereof, he or she currently expects to vote his or her shares, or cause his or her shares to be voted, in favor of the New Liberty Global share issuance and adoption of the merger agreement. In addition, Mr. Malone and certain related Liberty Global stockholders have agreed to vote all of the shares of Liberty Global common stock held by them in favor of the New Liberty Global share issuance and adoption of the merger agreement, subject to certain exceptions. See “The Liberty Global Special Meeting—Vote Required” and “The Support Agreement” for more information.

The Virgin Media Special Meeting

The Virgin Media special meeting will be held on June 4, 2013 beginning at 8:00 a.m., local time, at the offices of Fried, Frank, Harris, Shriver & Jacobson LLP at One New York Plaza, New York, NY 10004, 29th Floor, telephone number (212) 859-8000. At the Virgin Media special meeting, holders of record of Virgin Media common stock will be asked to consider and vote upon the following proposals:

•	adoption of the merger agreement,

•	approval of the Virgin Media merger-related compensation proposal, and

•	approval of the Virgin Media adjournment proposal, if necessary.

No other business will be presented at the Virgin Media special meeting. Virgin Media may delay the Virgin Media special meeting if the conditions to the mergers relating to antitrust and competition law clearances and the listing of the New Liberty Global shares on Nasdaq have not been satisfied as of the scheduled date for the Virgin Media special meeting.

Record Date; Shares Entitled to Vote; Quorum (page 68)

You are entitled to vote at the Virgin Media special meeting, or any adjournment or postponement thereof, if you owned shares of Virgin Media common stock at 5:00 p.m. E.D.T. on April 30, 2013, which we refer to in this joint proxy statement/prospectus as the Virgin Media record date, or if you owned Virgin Media’s U.K. depositary interests on the Virgin Media record date. You will have one vote for each share of Virgin Media common stock that you owned on the Virgin Media record date and one vote for each share of Virgin Media common stock underlying the U.K. depositary interests you owned on the Virgin Media record date.

A majority of the shares of Virgin Media common stock issued and outstanding and entitled to vote at the Virgin Media special meeting (including the shares of Virgin Media common stock underlying the outstanding Virgin Media U.K. depositary interests) constitutes a quorum for the purpose of the special meeting. As of the Virgin Media record date, there were 270,554,286 shares of Virgin Media common stock issued and outstanding and entitled to vote at the Virgin Media special meeting. In the event that a quorum is not present at the Virgin Media special meeting, the meeting may be adjourned to solicit additional proxies.

Vote Required (page 69)

The adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Virgin Media common stock entitled to vote thereon. A failure to vote your shares, abstention from the vote or a “broker non-vote” will have the same effect as voting “AGAINST” the adoption of the merger agreement. A “broker non-vote” occurs when your shares are held in a brokerage account, by a bank or other nominee (i.e., in “street name”) and your broker or other nominee (including Computershare as nominee for shares underlying Virgin Media’s U.K. depositary interests) does not have discretion to vote on the adoption of the merger agreement because such nominee has not received instructions from you, the beneficial holder, as to how your shares are to be voted but receives instructions or has voting power on other proposals.

Approval on a non-binding advisory basis of the Virgin Media merger-related compensation proposal and approval of the Virgin Media adjournment proposal, if necessary for the purpose of soliciting additional proxies, each requires the affirmative vote of the holders of a majority of the shares of Virgin Media common stock present, in person or by proxy, and entitled to vote at the Virgin Media special meeting. A failure to vote your shares of Virgin Media common stock will have no effect on the Virgin Media merger-related compensation proposal or the Virgin Media adjournment proposal. An abstention or a broker non-vote on either of these proposals will have the same effect as voting “AGAINST” that proposal.

Shares Owned by Virgin Media Directors and Executive Officers (page 69)

At the close of business on the Virgin Media record date, directors and executive officers of Virgin Media and their affiliates beneficially owned and were entitled to vote 980,079 outstanding shares of Virgin Media common stock, which represented approximately 0.4% of the issued and outstanding shares of Virgin Media entitled to vote on the adoption of the merger agreement. Each of the directors and executive officers of Virgin Media has advised Virgin Media that, as of the date hereof, he or she currently expects to vote his or her shares, or cause his or her shares to be voted, in favor of the proposal to adopt the merger agreement, in favor of the Virgin Media merger-related compensation proposal and in favor of the Virgin Media adjournment proposal, if necessary, although none of them has entered into any agreement obligating them to do so.

The Merger Agreement

The merger agreement is attached as Annexes A-1 and A-2 to this joint proxy statement/prospectus. We encourage you to read the merger agreement because it is the principal document governing the mergers.

Conditions to the Completion of the Mergers (pages 208 through 211)

New Liberty Global, Liberty Global, Virgin Media and the merger subs are obligated to complete the mergers subject to the satisfaction, or to the extent permitted, waiver, of several conditions, including the following:

•	the stockholders of both Virgin Media and Liberty Global adopt the merger agreement;

•	the Liberty Global stockholders approve the New Liberty Global share issuance;

•	the European Commission declares that the transactions contemplated by the merger agreement are compatible with the EU Council Regulation 139/2004;

•	the absence of any order which enjoins, prohibits or makes illegal the consummation of the mergers;

•	the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part and the absence of any stop order suspending such effectiveness; and

•	Nasdaq approves the New Liberty Global shares for listing.

In addition, New Liberty Global, the merger subs and Liberty Global are obligated to complete the mergers only if the following additional conditions are satisfied or waived by Liberty Global:

•

Virgin Media’s representations and warranties are true and correct as of the date of the merger agreement and the closing date, subject to certain materiality or material adverse effect qualifications described in the merger agreement, and Liberty Global receives a certificate from a senior executive officer of Virgin Media to that effect; and

•

Virgin Media performs in all material respects all of its obligations under the merger agreement, and Liberty Global receives a certificate from a senior executive officer of Virgin Media to that effect.

Further, Virgin Media is obligated to complete the mergers only if the following additional conditions are satisfied or waived by it:

•

the representations and warranties of Liberty Global, New Liberty Global and the merger subs are true and correct as of the date of the merger agreement and as of the closing date, subject to certain materiality and material adverse effect qualifications described in the merger agreement, and Virgin Media receives a certificate from a senior executive officer of Liberty Global to that effect;

•

Liberty Global performs in all material respects all of its obligations under the merger agreement, and Virgin Media receives a certificate from a senior executive officer of Liberty Global to that effect;

•

Virgin Media receives evidence reasonably satisfactory to Virgin Media that Liberty Global has complied with its obligations to appoint one current independent member of the Virgin Media board of directors to the New Liberty Global board of directors and one current U.K.-resident member of the Virgin Media board of directors to the New Liberty Global advisory board; and

•	Liberty Global or New Liberty Global delivers the aggregate VMI merger consideration to the exchange agent.

For a more complete description of the conditions to completion of the mergers, see “The Merger Agreement—Conditions to the Completion of the Mergers”.

Termination of the Merger Agreement; Termination Fee (pages 216 through 220)

The merger agreement contains provisions addressing the circumstances under which Liberty Global or Virgin Media may terminate the merger agreement. In addition, the merger agreement provides that, in certain circumstances, Virgin Media may be required to pay Liberty Global a termination fee of $235 million. The merger agreement further provides that upon termination of the merger agreement under other specified circumstances, Liberty Global or Virgin Media may be required to pay the other party a termination fee of $470 million and/or reimburse the other party for its expenses, subject to a $35 million limit. The amount of any expenses paid by either Liberty Global or Virgin Media to the other party will be credited against any termination fee to be paid by such party if the termination fee subsequently becomes payable.

For a more complete description, see “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Payment of Certain Fees and Expenses”.

Regulatory Matters (page 191)

Liberty Global and Virgin Media have agreed to use their reasonable best efforts to take, or cause to be taken, all actions that are reasonably necessary, proper or advisable to consummate and make effective the mergers and the other transactions contemplated by the merger agreement as promptly as practicable, including using reasonable best efforts to obtain (and cooperating with the other party to obtain) all regulatory approvals required to complete the transactions contemplated by the merger agreement. Under the terms of the merger agreement, Liberty Global has agreed to take any actions necessary or advisable to satisfy any objection of, or obtain the consent or waiver of, the relevant governmental entities, so long as such actions would not have a material adverse effect on the combined company, taken as a whole. On April 15, 2013, the European Commission announced that it had cleared the Viper mergers under the EU Council Regulation 139/2004.

Selected Historical Consolidated Financial Data of Liberty Global, Inc.

The following tables set forth Liberty Global’s selected historical consolidated financial data for the periods indicated. The consolidated summary statement of operations data for each of the three years ended December 31, 2012, 2011 and 2010 and the consolidated summary balance sheet data as of December 31, 2012 and 2011 are derived from Liberty Global’s audited consolidated financial statements incorporated by reference in this joint proxy statement/prospectus. The consolidated summary statement of operations data for the years ended December 31, 2009 and 2008 and the consolidated summary balance sheet data as of December 31, 2010, 2009 and 2008 are derived from Liberty Global’s audited historical consolidated financial statements, which are not included or incorporated by reference in this joint proxy statement/prospectus.

You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with the consolidated financial statements and notes thereto included in Liberty Global’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2012, which is incorporated by reference in this joint proxy statement/prospectus. Historical results are not necessarily indicative of future results.

	As of December 31,
	2012	2011	2010	2009	2008
	(in millions)
Summary Balance Sheet Data (1):
Property and equipment, net	$13,437.6	$12,868.4	$11,112.3	$12,010.7	$12,035.4
Goodwill	$13,877.6	$13,289.3	$11,734.7	$13,353.8	$13,144.7
Total assets	$38,307.7	$36,409.2	$33,328.8	$39,899.9	$33,986.1
Debt and capital lease obligations, including current portion	$27,524.5	$24,757.9	$22,462.6	$25,852.6	$20,502.9
Total equity	$2,085.1	$2,931.4	$3,457.7	$6,497.1	$6,494.7

	Year ended December 31,
	2012	2011	2010	2009	2008
	(in millions, except per share amounts)
Summary Statement of Operations Data (1):
Revenue	$10,310.8	$9,510.8	$8,364.2	$6,963.5	$7,100.9
Operating income	$1,983.1	$1,818.4	$1,393.6	$904.1	$752.8
Loss from continuing operations (2)	$(572.3)	$(807.5)	$(953.7)	$(99.8)	$(694.0)
Loss from continuing operations attributable to Liberty Global stockholders	$(616.9)	$(846.1)	$(1,040.1)	$(274.7)	$(712.1)
Basic and diluted loss from continuing operations attributable to Liberty Global stockholders per share – Series A, Series B and Series C common stock	$(2.31)	$(3.21)	$(4.11)	$(1.02)	$(2.26)

(1)	Liberty Global acquired Kabel BW GmbH, a broadband communications provider in Germany, on December 15, 2011, Aster Sp. z.o.o., a broadband communications provider in Poland, on September 16, 2011 and Unitymedia KabelBW GmbH, a broadband communications provider in Germany, on January 28, 2010. Liberty Global sold (i) Austar United Communications Limited (Austar), a provider of DTH services in Australia, on May 23, 2012 and (ii) its ownership interests in three of its subsidiaries (the J:COM Disposal Group) that directly or indirectly, including through certain trust arrangements, held its ownership interests in Jupiter Telecommunications Co., Ltd, a broadband communications provider in Japan, on February 18, 2010. Accordingly, Liberty Global’s summary statement of operations data presents the J:COM Disposal Group, Austar and a less significant entity as discontinued operations during the applicable periods. Liberty Global also completed a number of less significant acquisitions during the years presented.

(2)	Includes earnings from continuing operations attributable to noncontrolling interests of $44.6 million, $38.6 million, $86.4 million, $174.9 million and $18.1 million, respectively.

Selected Historical Consolidated Financial Data of Virgin Media Inc.

The following tables set forth Virgin Media’s selected historical consolidated financial data for the periods indicated. The consolidated summary statement of operations data for each of the three years ended December 31, 2012, 2011 and 2010 and the consolidated summary balance sheet data as of December 31, 2012 and 2011 are derived from Virgin Media’s audited consolidated financial statements incorporated by reference in this joint proxy statement/prospectus. The consolidated summary statement of operations data for the years ended December 31, 2009 and 2008 and the consolidated summary balance sheet data as of December 31, 2010, 2009 and 2008 are derived from Virgin Media’s audited historical consolidated financial statements, which are not included or incorporated by reference in this joint proxy statement/prospectus.

You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with the consolidated financial statements and notes thereto included in Virgin Media’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2012, which is incorporated by reference in this joint proxy statement/prospectus. Historical results are not necessarily indicative of future results. The consolidated summary statement of operations data and summary balance sheet data for the years ended December 31, 2008 and 2009 have been adjusted for the disposals of Virgin Media TV and “sit-up” described in the notes to Virgin Media’s audited consolidated financial statements in its Annual Report on Form 10-K for the year ended December 31, 2011.

	As of December 31,
	2012	2011	2010	2009	2008
	(in millions)

Summary Balance Sheet Data:
Cash and cash equivalents	£206.3	£300.4	£479.5	£430.5	£181.6
Working capital	£(409.8)	£(433.6)	£(468.1)	£(290.9)	£(460.1)
Fixed assets, net	£4,512.2	£4,602.7	£4,763.1	£5,045.8	£5,337.9
Deferred income taxes (1)	£2,639.0	£—	£—	£—	£—
Total assets	£10,504.3	£7,938.8	£8,833.2	£9,190.0	£9,933.3
Long-term obligations	£5,929.1	£5,855.1	£6,020.4	£5,974.7	£6,170.1
Shareholders’ equity	£3,157.6	£638.9	£1,264.6	£1,491.3	£2,016.2

	Year ended December 31,
	2012	2011	2010	2009	2008
	(in millions, except per share amounts)

Summary Statement of Operations Data:
Revenue	£4,100.5	£3,991.8	£3,875.8	£3,663.9	£3,655.0
Operating income (loss) (2)	£699.1	£540.2	£321.9	£132.0	£(261.9)
Income (loss) from continuing operations (1)(3)	£2,852.6	£77.1	£(169.2)	£(350.3)	£(827.4)
Net income (loss) (1)	£2,852.6	£75.9	£(141.4)	£(357.8)	£(920.0)
Other comprehensive (loss) income	£(35.8)	£(56.5)	£64.0	£(155.7)	£29.6
Total comprehensive income (loss)	£2,816.8	£19.4	£(77.4)	£(513.5)	£(890.4)
Basic income (loss) from continuing operations per share	£10.40	£0.25	£(0.52)	£(1.07)	£(2.52)
Diluted income (loss) from continuing operations per share	£8.75	£0.24	£(0.52)	£(1.07)	£(2.52)
Average number of shares outstanding	274.3	310.1	327.1	328.8	328.0
Dividends declared per common share (in U.S. dollars)	$0.16	$0.16	$0.16	$0.16	$0.16

(1)	Subsequent to the filing of Virgin Media’s December 31, 2012 Annual Report on Form 10-K, as amended, management of Virgin Media discovered that the reported amount of Virgin Media’s deferred income tax assets at December 31, 2012 and the reported income tax benefit for the year ended December 31, 2012 were understated by approximately £60 million ($97 million at December 31, 2012). Management of Virgin Media has concluded that the foregoing error is not material to its consolidated financial statements as of and for the year ended December 31, 2012. This understatement, which has not been corrected in the amounts shown in the above table or in the “Liberty Global Corporation Limited Unaudited Condensed Pro Forma Combined Financial Statements” included elsewhere herein, will be corrected in Virgin Media’s future quarterly and annual reports beginning with its March 31, 2013 Quarterly Report on Form 10-Q. Virgin Media management has concluded that the occurrence of this error does not represent a material weakness in its internal control over financial reporting. The prospective correction of Virgin Media’s consolidated financial statements as of and for the year ended December 31, 2012 will increase Virgin Media’s previously reported income tax benefit, income from continuing operations, net income and comprehensive income for the year ended December 31, 2012 by approximately £60 million. In addition, basic and diluted earnings per share for the year ended December 31, 2012 will be increased by £0.22 per share ($0.36 per share at December 31, 2012) and £0.18 per share ($0.29 per share at December 31, 2012), respectively. Further, the previously reported amounts at December 31, 2012 for deferred income taxes, total assets, total shareholders’ equity and total liabilities and shareholders’ equity will be increased by approximately £60 million and the previously reported amount at December 31, 2012 for accumulated deficit would be decreased by approximately £60 million. The correction will have no impact on the 2012 total cash flows from operating, investing or financing activities in Virgin Media’s consolidated statement of cash flows for the year ended December 31, 2012.

(2)	The 2008 operating loss includes goodwill and intangible asset impairments of £362.2 million.

(3)	The 2012 income from continuing operations, net income, and total comprehensive income include a partial reversal of the valuation allowance on deferred tax assets of £2,592.3 million.

Selected Unaudited Condensed Pro Forma Combined Financial Data of New Liberty Global

We have included in this joint proxy statement/prospectus the selected unaudited condensed pro forma combined financial data of New Liberty Global set forth below after giving effect to the mergers and certain related financing transactions, based on the assumptions and adjustments described in the section entitled “Liberty Global Corporation Limited Unaudited Condensed Pro Forma Combined Financial Statements”.

The unaudited condensed pro forma combined summary balance sheet as of December 31, 2012 gives effect to the mergers and certain related financing transactions as if such transactions had occurred on such date. The unaudited condensed pro forma combined summary statement of operations data for the year ended December 31, 2012 gives effect to the mergers and certain related financing transactions as if such transactions had occurred on January 1, 2012.

The selected unaudited pro forma results do not purport to be indicative of the financial position and results of operations that New Liberty Global will obtain in the future, or that New Liberty Global would have obtained if the mergers and certain related financing transactions were effective as of the dates indicated above. The pro forma adjustments are based upon currently available information and upon certain assumptions that New Liberty Global believes are reasonable, including the assumption that 100% of the Virgin Media convertible notes will be converted into the per share VMI merger consideration. It should be noted that the principal amount of the Virgin Media convertible notes that actually will be converted in connection with the mergers will be determined by the holders of the convertible notes and, accordingly, it is possible that some or all of the outstanding principal amount will not be converted in connection with the mergers.

This selected unaudited condensed pro forma combined financial data has been derived from, and should be read in conjunction with the December 31, 2012 consolidated financial statements of Liberty Global and Virgin Media, each of which is incorporated by reference herein.

Pro forma
in millions
Summary Balance Sheet Data as of December 31, 2012:
Cash and cash equivalents	$1,246.1
Property and equipment, net	$20,742.4
Goodwill	$23,771.5
Total assets	$64,733.2
Debt and capital lease obligations, including current portion	$40,064.3
Total equity	$12,531.3

Summary Statement of Operations Data for the year ended December 31, 2012:
Revenue	$16,810.5
Operating income	$2,520.9
Earnings from continuing operations (b)	$3,218.1
Earnings from continuing operations per share:
Basic	$7.68
Diluted	$7.54

Comparative Per Share Information

The following table sets forth, for the periods presented, (i) the basic and diluted loss from continuing operations attributable to Liberty Global stockholders per share and book value per share data for Liberty Global on an historical basis, (ii) the basic and diluted loss from continuing operations attributable to New Liberty Global stockholders per share and book value per share for New Liberty Global on a pro forma basis, which gives effect to the mergers and certain related financing transactions, (iii) the basic and diluted income from continuing operations per share and book value per share for Virgin Media on a historical basis and (iv) the equivalent pro forma income from continuing operations per share and book value per share attributable to the shares of New Liberty Global common stock issuable at an exchange ratio of (a) 0.2582 of a class A New Liberty Global share and (b) 0.1928 of a class C New Liberty Global share for each share of Virgin Media common stock. The pro forma and equivalent pro forma per share data is intended to show how Liberty Global common stock and Virgin Media common stock would have participated in the income from continuing operations and book value of New Liberty Global if Liberty Global and Virgin Media had always been consolidated by New Liberty Global for accounting and financial reporting purposes during all periods presented.

The historical per share data of Liberty Global and Virgin Media has been derived from, and should be read in conjunction with, the historical financial statements of Liberty Global and Virgin Media incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” on page 317. The unaudited pro forma per share data has been derived from, and should be read in conjunction with, the unaudited condensed pro forma combined financial statements included elsewhere in this joint proxy statement/prospectus. See “Liberty Global Corporation Limited Unaudited Condensed Pro Forma Combined Financial Statements” on page 235.

The unaudited condensed pro forma combined information and the unaudited pro forma equivalent information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the mergers had been consummated as of the assumed date, nor is it necessarily indicative of future operating results or the financial position of the combined companies. The pro forma adjustments are based upon available information and certain assumptions that New Liberty Global believes are reasonable.

We calculate historical book value per share by dividing stockholders’ equity by the number of shares of common stock outstanding at December 31, 2012. We calculate pro forma book value per share by dividing pro forma stockholders’ equity by the pro forma number of shares of New Liberty Global common stock that would have been outstanding had the mergers been completed as of December 31, 2012. We calculate the Virgin Media equivalent pro forma per share data by multiplying the pro forma per share amounts by the exchange ratio of (i) 0.2582 of a class A New Liberty Global share and (ii) 0.1928 of a class C New Liberty Global share for each share of Virgin Media share common stock.

	Liberty Global historical	New Liberty Global pro forma	Virgin Media
			Historical	Equivalent pro forma
	(in millions)
Year ended December 31, 2012:
Basic income (loss) from continuing operations per share (1)	$(2.31)	$7.68	£10.40	£2.19

Diluted income (loss) from continuing operations per share (1)	$(2.31)	$7.54	£8.75	£2.14

Book value per share as of December 31, 2012	$8.05	$30.96	£11.72	£8.62

Cash dividends	$—	$—	$0.16	$—

(1)	For Liberty Global and New Liberty Global, amounts represent basic and diluted loss from continuing operations attributable to their respective stockholders per share.

Market Prices and Dividend Information

Shares of Liberty Global common stock and shares of Virgin Media common stock are listed on Nasdaq. The following table presents the closing prices of shares of LGI series A stock, LGI series B stock, LGI series C stock and shares of Virgin Media common stock, as reported on Nasdaq on:

•	February 4, 2013, the last full trading day prior to market rumors of a transaction between Liberty Global and Virgin Media;

•	February 5, 2013, the last full trading day prior to the public announcement of the merger agreement; and

•	April 29, 2013, the latest practicable date prior to mailing this joint proxy statement/prospectus.

The table also presents the equivalent value of the merger consideration per share of Virgin Media common stock on those dates.

	LGI Series A Stock	LGI Series B Stock	LGI Series C Stock	Virgin Media Common Stock	Equivalent Price Per Share of Virgin Media Common Stock(1)
February 4, 2013	$69.46	$70.00	$64.50	$38.69	$47.87
February 5, 2013	$67.88	$67.89	$62.21	$45.61	$47.02
April 29, 2013	$73.29	$73.37	$68.31	$49.13	$49.59

(1)	Reflects the market value of the VMI merger consideration per share of Virgin Media common stock, calculated by adding (a) the cash consideration, or $17.50, plus (b) the closing price of LGI series A stock as of the specified date multiplied by the exchange ratio of 0.2582 plus (c) the closing price of LGI series C stock as of the specified date multiplied by the exchange ratio of 0.1928.

The market prices of Liberty Global common stock and Virgin Media common stock will fluctuate prior to the consummation of the mergers. You should obtain current market quotations for the shares.

Liberty Global does not currently pay quarterly cash dividends. Under the terms of the merger agreement, during the period before the closing of the mergers, Liberty Global is prohibited from paying any dividends unless proper steps are taken to provide the same benefits to the Virgin Media stockholders at the closing of the mergers. Virgin Media has paid regular quarterly cash dividends of $0.04 per share since the third quarter of 2007. Under the terms of the merger agreement, during the period before the closing of the mergers, Virgin Media is prohibited from paying any dividends other than such regular quarterly dividends; provided that Virgin Media may accelerate the regular quarterly dividend for the quarter in which the mergers occur. New Liberty Global currently does not intend to pay cash dividends to holders of its ordinary shares. See “Comparative Stock Prices and Dividends” on page 249.

Financing

The consummation of the mergers is not subject to Liberty Global’s ability to obtain financing. However, Liberty Global has obtained financing and financing commitment letters, which we refer to in this joint proxy statement/prospectus as the financing agreements, to pay a substantial portion of the cash portion of the VMI merger consideration, to repay outstanding indebtedness of subsidiaries of Virgin Media that is required to be repaid or repurchased upon consummation of the mergers and to pay related fees and expenses. If the mergers had been completed on December 31, 2012, and based on the assumptions set forth in the section entitled “Liberty Global Corporation Limited Unaudited Condensed Pro Forma Combined Financial Statements”, including the assumption that all of the Virgin Media convertible notes will be converted into the per share VMI merger consideration, New Liberty Global estimates that it would have paid aggregate cash consideration of approximately $5.7 billion in the mergers. See “Liberty Global Corporation Limited Unaudited Condensed Pro Forma Combined Financial Statements—General—The Mergers”.

The financing and financing commitments comprise:

•

the net proceeds of the issuance of senior notes and senior secured notes by two indirect wholly owned subsidiaries of Liberty Global in the aggregate principal amount of $3.7 billion (equivalent), which are currently held in escrow pending consummation of the mergers and satisfaction of the escrow release conditions, which proceeds we refer to in this joint proxy statement/prospectus as the escrow proceeds; and

•

a commitment letter dated as of February 5, 2013, as amended and restated as of February 9, 2013, entered into by Viper Merger Sub 1 and certain financial institutions, which we refer to in this joint proxy statement/prospectus as the commitment letter, pursuant to which those financial institutions committed to provide to Virgin Media Investment Holdings Limited and certain other subsidiaries of Virgin Media, upon the closing of the mergers, senior secured credit facilities, which we refer to in this joint proxy statement/prospectus as the new senior secured credit facilities, consisting of a £375.0 million senior secured term loan A facility, a $2,755.0 million senior secured term loan B facility, a £600.0 million senior secured term loan C facility and a £250.0 million senior secured revolving credit facility.

In addition, Liberty Global’s indirect subsidiary, Binan Investments B.V., which we refer to in this joint proxy statement/prospectus as Binan, has entered into a senior facilities agreement dated as of February 5, 2013, pursuant to which BNP Paribas Fortis SA/NV has agreed to make available a term loan facility in an aggregate amount of $740.0 million, which we refer to in this joint proxy statement/prospectus as the Binan facility. All amounts borrowed under the Binan facility may be applied for general corporate and working capital purposes of Binan.

Liberty Global may finance the balance of the cash consideration from a number of different sources, including one or more of the following:

•	cash on hand ($2.0 billion as of December 31, 2012);

•

funds drawn on existing credit facilities provided to subsidiaries of Liberty Global (the maximum availability under these facilities, subject to covenant compliance calculations and satisfaction of other funding conditions, was $2.2 billion as of December 31, 2012);

•	funds available under new credit facilities entered into by subsidiaries of Liberty Global;

•	the proceeds of the issuance by subsidiaries of Liberty Global of debt securities in the capital markets; and

•	the proceeds from the settlement of certain derivative instruments of Virgin Media.

Unless otherwise specified, dollar equivalent amounts included in this joint proxy statement/prospectus have been calculated based on an exchange rate at December 31, 2012 of 1.6189 U.S. dollars per U.K. pound sterling. See “Financing Relating to the Mergers” for more information.

RISK FACTORS

In addition to the other information included and incorporated by reference in this joint proxy statement/prospectus, Liberty Global stockholders and Virgin Media stockholders should consider carefully the matters described below in determining whether to adopt the merger agreement and the other related matters described in this joint proxy statement/prospectus.

Risks Related to the Mergers

Liberty Global stockholders and Virgin Media stockholders cannot be sure of the market price of the class A New Liberty Global shares, class B New Liberty Global shares and/or class C New Liberty Global shares they will receive in the mergers.

Upon completion of the LGI mergers, each Liberty Global stockholder will receive, other than for LGI excluded shares, (i) one class A New Liberty Global share, which we refer to in this joint proxy statement/prospectus as the LGI series A consideration, for each share of LGI series A stock owned by such stockholder; (ii) one class B New Liberty Global share, which we refer to in this joint proxy statement/prospectus as the LGI series B consideration, for each share of LGI series B stock owned by such stockholder; and (iii) one class C New Liberty Global share, which we refer to in this joint proxy statement/prospectus as the LGI series C consideration, for each share of LGI series C stock owned by such stockholder. In this joint proxy statement/prospectus, we refer to the LGI series A consideration, the LGI series B consideration and the LGI series C consideration, collectively, as the LGI merger consideration.

Upon completion of the VMI mergers, each Virgin Media stockholder will receive, for each share of Virgin Media common stock owned by such stockholder, other than VMI excluded shares, (i) 0.2582 of a class A New Liberty Global share, which we refer to in this joint proxy statement/prospectus as the VMI series A stock consideration; (ii) 0.1928 of a class C New Liberty Global share, which we refer to in this joint proxy statement/prospectus as the VMI series C stock consideration; and (iii) $17.50 in cash, without interest, which we refer to in this joint proxy statement/prospectus as the cash consideration. In this joint proxy statement/prospectus, we refer to the VMI series A stock consideration and the VMI series C stock consideration, collectively, as the VMI stock consideration.

New Liberty Global shares are not currently listed for trading on a national securities exchange, although such shares will be approved for listing on Nasdaq prior to the completion of the mergers. Shares of both Liberty Global common stock and Virgin Media common stock are currently listed for trading on Nasdaq and shares of Virgin Media common stock are also currently listed for trading on the London Stock Exchange. We cannot predict the trading prices of class A New Liberty Global shares, class B New Liberty Global shares and class C New Liberty Global shares following the mergers and we can provide no assurance as to the values at which each class of New Liberty Global shares will publicly trade. In addition, after completion of the mergers, the trading price of each class of New Liberty Global shares will be dependent on a number of conditions, including general market and economic conditions, changes in the Liberty Global and Virgin Media businesses prior to the completion of the mergers, the combined group’s operations and prospects, governmental actions, regulatory considerations, and legal proceedings and developments, among other things. A number of these factors and conditions are beyond the control of Liberty Global and Virgin Media.

In addition, although each class of New Liberty Global shares issuable in the mergers will be listed on Nasdaq upon completion of the mergers, the New Liberty Global shares will not be listed on the London Stock Exchange. An active public market may not develop or be sustained for any or all of the classes of New Liberty Global shares after the completion of the mergers, which could affect the ability to sell, or depress the market price of, shares of one or more classes of New Liberty Global shares. Liberty Global and Virgin Media cannot predict the extent to which a trading market will develop for the New Liberty Global shares or how liquid that market might become.

The exchange ratios are fixed and will not be adjusted for changes affecting Liberty Global or Virgin Media.

The exchange ratios for shares and equity-based awards of Liberty Global common stock and shares and equity-based awards of Virgin Media common stock are fixed and will not be adjusted prior to completion of the mergers, including for changes affecting Liberty Global or Virgin Media or for share repurchases or issuances of common stock by Liberty Global or Virgin Media, as permitted in limited circumstances by the merger agreement. Such changes may affect the value of the VMI stock consideration and the LGI merger consideration that Virgin Media stockholders and Liberty Global stockholders, respectively, will receive upon completion of the mergers or may impact the market value of Liberty Global common stock and/or Virgin Media common stock prior to completion of the mergers. Market assessments of the benefits of the mergers, the likelihood that the mergers will be completed, the terms and mix of acquisition financing, and general and industry-specific market and economic conditions may also have an effect on the market prices of the New Liberty Global shares, the Liberty Global common stock and the Virgin Media common stock. Fluctuations and developments affecting domestic and global securities markets may also affect the market prices of the Liberty Global common stock and the Virgin Media common stock.

Neither Liberty Global nor Virgin Media is permitted to terminate the merger agreement solely because of changes in the market price of either party’s respective common stock. However, the Virgin Media board of directors may under the terms of the merger agreement withdraw its recommendation to the Virgin Media stockholders that they adopt the merger agreement in certain circumstances where the price of Liberty Global’s stock (calculated as the sum of (x) 0.573 multiplied by the closing price of the LGI series A stock and (y) 0.427 multiplied by the closing price of the LGI series C stock, and averaged over a period of ten consecutive trading days immediately preceding the 15th trading day prior to the date of the Virgin Media special meeting) (i) is lower than $52.05 and (ii) has declined (as measured against a reference price of $65.06) by an amount that is 20% more than any decline of an index of ten specified companies (which includes Liberty Global). If the Virgin Media special meeting had occurred on April 29, 2013, the price of Liberty Global’s stock as calculated above would have been $70.84. The market prices of Liberty Global’s stock will fluctuate prior to the date of the Virgin Media special meeting. See “The Merger Agreement—No Solicitation—Virgin Media Board Recommendation Change” for more information.

Liberty Global stockholders will have a reduced ownership and voting interest in New Liberty Global after the mergers and will exercise less influence over management.

Liberty Global stockholders currently have the right to vote in the election of the board of directors of Liberty Global and on other matters affecting Liberty Global. Upon the completion of the mergers, each Liberty Global stockholder will become a stockholder of New Liberty Global with a percentage ownership of New Liberty Global that is smaller than such stockholder’s percentage ownership of Liberty Global. The stockholders of Liberty Global, as a group, will receive shares in the first LGI merger constituting approximately 64% of the New Liberty Global shares (and 74% of the voting power of New Liberty Global) assumed to be outstanding immediately after the mergers. Because of this, Liberty Global stockholders, as a group, may have less influence on the management and policies of New Liberty Global than they now have on the management and policies of Liberty Global.

Virgin Media stockholders will have a reduced ownership and voting interest in New Liberty Global after the mergers and will exercise less influence over the board of directors and management.

Virgin Media stockholders currently have the right to vote in the election of the board of directors of Virgin Media and on other matters affecting Virgin Media. Upon the completion of the mergers, each Virgin Media stockholder will become a stockholder of New Liberty Global with a percentage ownership of New Liberty Global that is smaller than such stockholder’s percentage ownership of Virgin Media. Additionally, only one existing member of the Virgin Media board of directors will be appointed to the New Liberty Global board of directors. The stockholders of Virgin Media, as a group, will receive shares in the first VMI merger constituting approximately 36% of the New Liberty Global shares (and 26% of the voting power of New Liberty Global) assumed to be outstanding immediately after the mergers. Because of this, Virgin Media stockholders, as a group, will have less influence on the board of directors, management and policies of New Liberty Global than they now have on the management and policies of Virgin Media. See also “Risk Factors—Risks Related to the Combined Group—John C. Malone will have significant voting power with respect to corporate matters considered by the shareholders of New Liberty Global”.

Liberty Global’s inability to satisfy and comply with conditions under its existing financing arrangements or obtain additional or replacement financing could delay or prevent the completion of the mergers.

The obligations of Liberty Global, New Liberty Global and the merger subs under the merger agreement are not subject to any conditions regarding their ability to finance, or obtain financing for, the transactions contemplated by the merger agreement, and they are obligated under the merger agreement to have sufficient funds available to satisfy their obligations under the merger agreement.

In addition to cash on hand, Liberty Global must obtain a substantial amount of capital from third-party sources to finance the transactions contemplated by the merger agreement. This financing is expected to take several forms, including release of the escrow proceeds of the senior notes and senior secured notes issued by two indirect wholly owned subsidiaries of Liberty Global in connection with the mergers and funding of the new senior secured credit facilities under the commitment letter. See “Financing Relating to the Mergers” for more information.

The release of the escrow proceeds of the senior notes and senior secured notes issued by two indirect wholly owned subsidiaries of Liberty Global in connection with the mergers, as well as the availability of funds under the new senior secured credit facilities, are subject to a number of conditions, as described under “Financing Relating to the Mergers,” and there is a risk that one or more of these conditions will not be satisfied. If these conditions are not satisfied, then the funds under these financing arrangements will not be available to Liberty Global for purposes of consummating the mergers. In addition, under the commitment letter related to the new senior secured credit facilities, there is a risk that one or more members of the lending syndicate will default on its obligations to provide its committed portion of the financing and that the commitments of any defaulting syndicate member cannot be replaced on a timely basis. In the event that the escrow proceeds are not released or the financing under the new senior secured credit facilities is not available for any reason, then Liberty Global may not be able to obtain replacement financing on acceptable terms, in a timely manner, or at all. These risks are magnified given the scale of financing required to consummate the transactions contemplated by the merger agreement. Any failure of Liberty Global to satisfy and comply with conditions under its existing financing arrangements or raise additional or replacement financing could delay or impede the closing of the mergers. In addition, the terms of any additional or replacement financing may be less favorable to New Liberty Global than the existing financing arrangements, which would have a material adverse effect on New Liberty Global’s business and results of operations.

New Liberty Global, Liberty Global and Virgin Media will incur transaction, integration and restructuring costs in connection with the mergers.

New Liberty Global, Liberty Global and Virgin Media expect that they will incur significant, non-recurring costs in connection with consummating the mergers. The parties currently expect to incur nonrecurring advisory, legal and other transaction costs directly associated with the mergers of approximately $146 million, of which approximately $83 million are contingent upon the consummation of the mergers, with the remaining amounts of $33 million and $30 million payable by Liberty Global and Virgin Media, respectively, regardless of whether the mergers are completed. Liberty Global also expects to incur over $220 million in creditor fees, third party fees and redemption premiums in connection with the financing transactions related to the mergers. In addition, New Liberty Global will incur integration and restructuring costs following the completion of the mergers as New Liberty Global integrates Liberty Global’s businesses and Virgin Media’s businesses. Although the parties expect that the realization of benefits and efficiencies related to the integration of the businesses may offset these transaction, integration and restructuring costs over time, no assurances can be made that this net benefit will be achieved in the near term, or at all. Liberty Global and Virgin Media may incur additional costs to maintain employee morale and to retain key employees. Some of these costs are payable regardless of whether the mergers are completed. See “The Merger Agreement—Payment of Certain Fees and Expenses” for more information.

Liberty Global and Virgin Media will be subject to contractual restrictions while the mergers are pending, which could adversely affect Liberty Global’s and Virgin Media’s respective businesses.

The merger agreement restricts Virgin Media and, to a lesser extent, Liberty Global, from making certain acquisitions or dispositions or taking other specified actions, without the other party’s consent, until completion of the mergers or the merger agreement is terminated. These restrictions may prevent Liberty Global or Virgin Media from pursuing otherwise attractive business opportunities and making other changes to their businesses that may arise before the mergers are completed or the merger agreement is terminated.

The merger agreement limits Virgin Media’s and Liberty Global’s ability to pursue alternatives to the mergers.

Each of Virgin Media and Liberty Global has agreed that it will not solicit, initiate or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, an offer or proposal for the acquisition of more than 20% of the relevant party’s equity interests or assets, except that a party may furnish confidential information to, and negotiate with, a third party in the event it receives an unsolicited written acquisition proposal that constitutes or could reasonably be expected to lead to a superior proposal, and the relevant party’s board of directors determines in good faith, after consultation with its outside legal counsel, that a failure to take action with respect to such takeover proposal would be inconsistent with its fiduciary duties under applicable law. See “The Merger Agreement—No Solicitation” for more information.

Each party has also agreed that its board of directors will not change its recommendation to its stockholders to adopt the merger agreement or approve any alternative agreement, subject to limited exceptions, including that, at any time prior to the applicable stockholder approval, the applicable board of directors may make a change in recommendation: (i) in response to a superior proposal, if such board of directors concludes that a failure to change its recommendation would be inconsistent with its fiduciary duties under applicable law and, in the case of a superior proposal for Virgin Media, if requested by Liberty Global, the parties shall have negotiated in good faith for five business days (and in the case of any material amendment or modification to such superior proposal, for a period expiring upon the later to occur of three business days and the end of the original five business day period) regarding any revisions to the terms of the mergers in response to such superior proposal; or (ii) if any material event, development, circumstance, occurrence or change in circumstances or facts which was not reasonably foreseeable by such board of directors shall have first occurred (or of which such board of directors shall have first become aware) after the date of the merger agreement and such board of directors concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law. See “The Merger Agreement—No Solicitation—Virgin Media Board Recommendation Change” and “The Merger Agreement—No Solicitation—Liberty Global Board Recommendation Change” for more information.

In addition, under specified circumstances, Virgin Media may be required to pay Liberty Global a termination fee of $235 million or $470 million, Liberty Global may be required to pay Virgin Media a termination fee of $470 million (in each case, depending on the specific circumstances) and/or either party may be required to reimburse the other party for its expenses, subject to a $35 million limit, if the mergers are not consummated (the amount of any expenses paid by either Liberty Global or Virgin Media to the other party will be credited against any termination fee to be paid by such party if the termination fee subsequently becomes payable). See “The Merger Agreement—Payment of Certain Fees and Expenses” for more information.

All of the foregoing provisions might, individually or in the aggregate, discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Virgin Media or Liberty Global from considering or proposing an acquisition, even if it were prepared to pay consideration with a higher value per share than that proposed in the mergers, or might result in a potential competing acquiror proposing to pay a lower value per share to acquire Virgin Media or Liberty Global than it might otherwise have been willing to pay.

While the mergers are pending, Liberty Global and Virgin Media will be subject to business uncertainties that could adversely affect their businesses.

Uncertainty about the effect of the mergers on employees, customers and suppliers may have an adverse effect on Liberty Global and Virgin Media and, consequently, on New Liberty Global. These uncertainties may impair Liberty Global’s and Virgin Media’s ability to attract, retain and motivate key personnel until the mergers are consummated and for a period of time thereafter, and could cause customers, suppliers and others who deal with Liberty Global and Virgin Media to seek to change existing business relationships with Liberty Global and Virgin Media. Employee retention may be particularly challenging during the pendency of the mergers because employees may experience uncertainty about their future roles with the combined group. If, despite Liberty Global’s and Virgin Media’s retention efforts, key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined group, New Liberty Global’s business could be seriously harmed.

Termination of the merger agreement could negatively impact Liberty Global and Virgin Media.

If the merger agreement is terminated, there may be various consequences, including:

•

Liberty Global’s businesses and Virgin Media’s businesses may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of each company’s management on the mergers, without realizing any of the anticipated benefits of completing the mergers;

•

Liberty Global and Virgin Media will have paid certain costs relating to the mergers, such as, in the case of Liberty Global, significant fees and expenses relating to financing arrangements and, in the case of both companies, legal, accounting, financial advisor and printing fees, without realizing any of the anticipated benefits of completing the mergers;

•

the market prices of the Virgin Media common stock and the Liberty Global common stock might decline to the extent that the current market prices reflect a market assumption that the mergers will be completed;

•

Liberty Global and/or Virgin Media may experience negative reactions from the financial markets and from their respective customers and employees and/or could be subject to litigation related to a failure to complete the mergers or to enforce their respective obligations under the merger agreement;

•	if the merger agreement is terminated under certain circumstances, Virgin Media may be required to pay a termination fee of $235 million to Liberty Global;

•

if the merger agreement is terminated under certain other circumstances, Liberty Global or Virgin Media may be required to pay a termination fee of $470 million to the other party and/or reimburse the other party for its expenses, subject to a $35 million limit (the amount of any expenses paid by either Liberty Global or Virgin Media to the other party will be credited against any termination fee to be paid by such party if the termination fee subsequently becomes payable); and

•

if the Virgin Media board of directors seeks out another merger or business combination following termination of the merger agreement, Virgin Media stockholders cannot be certain that Virgin Media will be able to find a party willing to pay an equivalent or more attractive price than the price Liberty Global has agreed to pay in the mergers.

The directors and executive officers of Liberty Global have certain interests in the mergers that may be different from, or in addition to, the interests of the Liberty Global stockholders generally.

In considering the information in this joint proxy statement/prospectus, you should be aware that the Liberty Global executive officers and directors have certain interests in the mergers other than their interests as stockholders of Liberty Global. These interests include the continued service of the executive officers of Liberty Global with the combined group, the continued service of the directors of Liberty Global as directors of New Liberty Global, and the indemnification of former Liberty Global directors and officers by the surviving corporations. Liberty Global executive officers may be entitled to receive certain benefits in connection with the mergers, including accelerated vesting of Liberty Global’s matching contributions under the Liberty Global, Inc. 401(k) Savings & Stock Ownership Plan. Additionally, a current executive officer of Liberty Global previously employed by Virgin Media holds shares of Virgin Media common stock for which such individual will receive, like all other Virgin Media stockholders, the VMI merger consideration in connection with the mergers. The Liberty Global board of directors was aware of these interests at the time it approved the merger agreement. These interests may cause Liberty Global’s directors and executive officers to view the proposals regarding the mergers differently and more favorably than you may view them. See “The Mergers—Interests of Liberty Global Directors and Executive Officers in the Mergers” for more information.

The directors and executive officers of Virgin Media have certain interests in the mergers that may be different from, or in addition to, the interests of the Virgin Media stockholders generally.

In considering the information in this joint proxy statement/prospectus, you should be aware that certain of the directors and executive officers of Virgin Media have certain interests in the mergers other than their interests as stockholders of Virgin Media. The directors and executive officers of Virgin Media hold equity awards which provide for accelerated vesting under their existing terms upon a change in control or otherwise provide for accelerated vesting upon an involuntary termination of employment (including a termination of holder’s employment by New Liberty Global without cause or the holder’s resignation for good reason) following a change in control. For Virgin Media equity awards granted prior to January 1, 2013 that are converted into awards over New Liberty Global shares, if a holder of an award is subject to an involuntary termination of employment prior to December 31, 2014, but after consummation of the mergers, the vesting of unvested options and stock units will accelerate. In addition, one of the independent directors of Virgin Media will serve on the New Liberty Global board of directors, and a U.K. resident member of the Virgin Media board of directors will serve on an advisory board of New Liberty Global following the mergers. The Virgin Media board of directors was aware of these interests at the time it approved the merger agreement. These interests may cause Virgin Media’s directors and executive officers to view the proposals regarding the mergers differently and more favorably than you may view them. See “The Mergers—Interests of Virgin Media Directors and Executive Officers in the Mergers” for more information.

Lawsuits have been filed against members of the Virgin Media board of directors, Virgin Media, Liberty Global, New Liberty Global and the merger subs challenging the mergers, and an adverse ruling in one or more such lawsuits may prevent the mergers from becoming effective or from becoming effective within the expected timeframe.

Members of the Virgin Media board of directors, Virgin Media, Liberty Global, New Liberty Global and the merger subs are named as defendants in lawsuits brought by and on behalf of Virgin Media stockholders challenging the mergers, seeking, among other things, to enjoin the defendants from completing the mergers on the agreed-upon terms, as well as damages. If the plaintiffs are successful in obtaining an injunction prohibiting the defendants from completing the mergers on the agreed upon terms, then such injunction may prevent the mergers from becoming effective within the expected timeframe or at all. See “Certain Litigation” for more information.

Holders of Liberty Global common stock may be subject to tax on their share exchange.

Tax-free treatment for U.S. holders of Liberty Global common stock for the share exchange pursuant to the LGI mergers is not certain. The structure of the LGI mergers is such that, for U.S. federal income tax purposes, no gain (or loss) should be recognized by Liberty Global stockholders on their exchange of Liberty Global common stock for New Liberty Global shares provided that, among other items and subject to various limitations, the “New Liberty Global income amount” exceeds the “U.S. stockholders BIG amount” (see “The Mergers—Material Tax Considerations for the Mergers—Material U.S. Federal Income Tax Considerations” beginning on page 166, for an explanation of this condition and other necessary conditions for non-taxable treatment). While available facts and current projections by Liberty Global indicate that the “New Liberty Global income amount” should exceed the “U.S. stockholders BIG amount”, this comparison cannot be made until after the mergers are completed and requires determinations that are not entirely clear.

There are various factual and legal inquiries required for the exchange of Liberty Global common stock for New Liberty Global shares to be non-taxable to U.S. holders and the relevant rules are complex and new. There can be no assurance that the various factual tests will be satisfied. In addition, even if those tests are satisfied, there can be no assurance that the IRS will not challenge non-taxable treatment of the share exchange based upon their view of the legal issues involved or that a court will not agree with the IRS in the event of litigation. In making such a challenge, the IRS may seek to recharacterize or disregard one or more aspects of the LGI mergers. Moreover, it is possible that the relevant Treasury Regulations could be amended, possibly on a retroactive basis. No ruling has been or will be sought from the IRS with respect to the LGI mergers. In addition, the opinion of tax counsel Liberty Global expects to receive regarding tax-free treatment for U.S. holders of Liberty Global common stock is not binding on the IRS or any court.

If the share exchange is taxable for U.S. federal income tax purposes, U.S. holders would recognize gain (but not loss) in an amount equal to the excess of the fair market value of the New Liberty Global shares received by the U.S. holder over such U.S. holder’s adjusted tax basis in the Liberty Global common stock exchanged therefor. In such case, U.S. holders would be subject to U.S. federal income tax without the corresponding receipt of cash.

The receipt by a holder of Liberty Global common stock who is resident or (in the case of an individual, and if relevant) ordinarily resident in the U.K. of New Liberty Global shares pursuant to the LGI mergers will constitute a disposal or part disposal of Liberty Global common stock if or to the extent that it does not qualify for “rollover” treatment (discussed in the paragraph below). Such disposal or part disposal may, depending on the particular circumstances of that stockholder, give rise to a chargeable gain or allowable loss for the purposes of U.K. capital gains tax or U.K. corporation tax on chargeable gains.

Liberty Global expects such receipt of New Liberty Global shares to be treated, at least in part, as a “reorganisation” for the purposes of U.K. capital gains tax and U.K. corporation tax on chargeable gains such that “rollover” treatment is available to a holder of Liberty Global common stock to the extent described in this paragraph. In particular, Liberty Global expects “rollover” treatment to be available to such a stockholder (subject to certain anti-avoidance provisions) in respect of a proportion of the New Liberty Global shares of each relevant class received that is equal to the proportion that the aggregate number of New Liberty Global shares of the relevant class issued directly to Liberty Global stockholders pursuant to the LGI mergers (and not provided to Liberty Global stockholders after having first been issued to Lynx Merger Sub 1 and contributed to Lynx Merger Sub 2; see “The Companies—Lynx Merger Sub 1”) bears to the aggregate number of New Liberty Global shares of the same class received by Liberty Global stockholders pursuant to the LGI mergers. Liberty Global is considering the extent, if any, to which it may be possible for such a stockholder to be provided with New

Liberty Global shares all of which are issued directly pursuant to the LGI mergers (and which are not first issued to Lynx Merger Sub 1). In the event that Liberty Global considers that this may be possible, Liberty Global may, in addition, seek to discuss with HMRC whether “rollover” treatment may be available in the circumstances in respect of all the New Liberty Global shares received by such a stockholder pursuant to the LGI mergers. No guarantee can be given on the outcome of these considerations (or discussions, if any). No view is given as to the extent to which HMRC may determine that “rollover” treatment is available, if at all, and Liberty Global stockholders should consult their own tax advisors.

For holders of Liberty Global common stock who are citizens or residents of, or otherwise subject to taxation in, a country other than the U.S. or the U.K., the tax treatment of the LGI mergers will depend on the applicable tax laws in such country.

We urge holders of Liberty Global common stock to consult their own tax advisors to determine the tax consequences of the LGI mergers to them, including whether they should potentially proceed on the basis that the LGI mergers will be a fully taxable transaction to them for U.S. federal income tax purposes or for the purposes of U.K. capital gains tax or U.K. corporation tax.

See “The Mergers—Material Tax Considerations for the Mergers” for a more detailed discussion of the material tax considerations with respect to the LGI mergers.

U.S. stockholders of Virgin Media may be subject to U.S. federal income tax on their share exchange.

The tax treatment of U.S. stockholders of Virgin Media with respect to the exchange of their Virgin Media common stock for New Liberty Global shares and cash pursuant to the VMI mergers is not certain. Virgin Media believes it is more likely than not that the exchange will not be taxable to U.S. stockholders of Virgin Media for U.S. federal income tax purposes, except that a U.S. stockholder of Virgin Media will recognize gain on the cash it receives pursuant to the VMI mergers equal to the lesser of (i) the cash, and (ii) the gain inherent in the U.S. stockholder’s Virgin Media common stock at the time of the VMI mergers. This U.S. federal income tax treatment is dependent upon, among other things, the VMI mergers, taken together, qualifying as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. Because a substantial portion of the cash consideration that is being paid to the Virgin Media stockholders in the VMI mergers is being borrowed by, and/or is derived from the proceeds of borrowings that will be assumed by, subsidiaries of Virgin Media, it is not clear whether the VMI mergers will satisfy one of the requirements necessary for the VMI mergers to qualify as a “reorganization,” which requires that Viper Merger Sub 1 acquire “substantially all” the assets of Virgin Media. Virgin Media has received an opinion of counsel that the VMI mergers, taken together, more likely than not will qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. That opinion, however, will not be binding on the IRS or the courts; and no ruling has been or will be sought from the IRS with respect to the VMI mergers.

In addition, even if the VMI mergers, taken together, qualify as a “reorganization,” the exchange will be taxable to U.S. stockholders of Virgin Media unless certain requirements set forth in Section 367(a)(1) of the Code and the applicable Treasury Regulations thereunder are satisfied. One such requirement is that the value of Liberty Global equals or exceeds the value of Virgin Media, as specifically determined for purposes of Section 367 of the Code, as of the closing of the VMI mergers. Whether this requirement will be met cannot be known until the closing of the VMI mergers.

If the share exchange is taxable for U.S. federal income tax purposes, a U.S. stockholder of Virgin Media would recognize gain in an amount equal to the excess of (i) the sum of the cash and the fair market value of the New Liberty Global shares received by the U.S. stockholder over (ii) the U.S. stockholder’s adjusted tax basis in the Virgin Media common stock exchanged therefor.

For holders of Virgin Media common stock who are citizens or residents of, or otherwise subject to taxation in, a country other than the U.S. or the U.K., the tax treatment of the VMI mergers will depend on the applicable tax laws in such country.

We urge holders of Virgin Media common stock to consult their own tax advisors to determine the tax consequences of the VMI mergers to them, including whether they should potentially proceed on the basis that the VMI mergers will be a fully taxable transaction to them for U.S. federal income tax purposes.

See “The Mergers—Material Tax Considerations for the Mergers” for a more detailed discussion of the material tax considerations with respect to the VMI mergers.

New Liberty Global may be treated as a U.S. corporation for U.S. federal income tax purposes.

New Liberty Global, which will be a U.K. public limited company at the time of the mergers, generally would be classified as a foreign corporation (and, therefore, a non-U.S. tax resident) under general rules of U.S. federal income taxation. Section 7874 of the Code, however, contains rules that result in a foreign corporation being taxed as a U.S. corporation for U.S. federal income tax purposes. These rules are relatively new, their application is complex and there is little guidance regarding their application.

Under Section 7874 of the Code, New Liberty Global will be treated as a U.S. corporation for U.S. federal income tax purposes unless the New Liberty Global “expanded affiliated group” is treated as having “substantial business activities” in the U.K. For this purpose, “expanded affiliated group” generally includes Liberty Global and Virgin Media and their respective subsidiaries, and “substantial business activities” generally means at least 25% of employees (by number and compensation), assets and gross income of the New Liberty Global expanded affiliated group are based, located and derived, respectively, in the U.K.

New Liberty Global expects to satisfy this 25% test because substantially all of the operations of Virgin Media occur in the U.K., and some of the operations of Liberty Global occur in the U.K. (with its remaining operations occurring throughout Europe and Latin America), and New Liberty Global will continue these operations. We caution, however, that the satisfaction of the 25% test generally is determined at the closing of the mergers and there could be adverse changes to the relevant facts and circumstances. In addition, there have been legislative proposals to expand the scope of U.S. corporate tax residence and there could be changes to Section 7874 of the Code or the Treasury Regulations promulgated thereunder that could result in New Liberty Global being treated as a U.S. corporation.

If it were determined that New Liberty Global should be taxed as a U.S. corporation for U.S. federal income tax purposes, New Liberty Global could be liable for substantial additional U.S. federal income tax. For U.K. tax purposes, New Liberty Global is expected, regardless of any application of Section 7874 of the Code, to be treated as a U.K. resident company since New Liberty Global is incorporated under English law.

Consequently, New Liberty Global might be liable for both U.K. and U.S. taxes, which could have a material adverse effect on its financial condition and results of operations. See “The Mergers—Material Tax Considerations for the Mergers” beginning on page 165 for a more detailed discussion of the tax considerations with respect to the treatment of New Liberty Global for U.S. federal income tax and U.K. corporation tax purposes.

New Liberty Global may be classified as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. holders.

For U.S. federal income tax purposes, New Liberty Global generally would be classified as a PFIC for any taxable year if either (i) 75% or more of its gross income (including gross income of certain 25%-or-more-owned corporate subsidiaries) is “passive income” (as defined for such purposes) or (ii) the average percentage of its assets (including the assets of certain 25%-or-more-owned corporate subsidiaries) which produce passive income or which are held for the production of passive income is at least 50%. A “start-up” exception, however, provides that New Liberty Global, as a new company, will not be treated as a PFIC even if it meets the passive income and asset tests described above for its first taxable year so long as, in general, New Liberty Global is not expected to, and actually does not, meet such tests for any of the following two taxable years.

As a result of the deemed distribution of the Lynx Merger Sub 1 promissory note, New Liberty Global could have significant passive income. Liberty Global and Virgin Media each believe, however, that New Liberty Global should not be a PFIC following the mergers, including taking into account the start-up exception. Liberty Global and Virgin Media cannot, however, assure U.S. holders that New Liberty Global will not be or will not become a PFIC because the tests for determining PFIC status are applied annually. If New Liberty Global was to be treated as a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. holder, then the U.S. holder would be subject to additional U.S. federal income taxes plus an interest charge unless the U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the New Liberty Global shares.

We urge U.S. holders to consult their own tax advisors regarding the possible application of the PFIC rules.

See ‘‘The Mergers—Material Tax Considerations for the Mergers” for a more detailed discussion of PFIC considerations.

HMRC may disagree with our conclusions on the U.K. tax treatment of the mergers, or relevant U.K. legislation or practice may be subject to change.

Based on current U.K. tax law and HMRC published practice, we anticipate that none of Liberty Global, Virgin Media, New Liberty Global or any of their subsidiaries will incur a liability to U.K. corporation tax, U.K. stamp duty or U.K. stamp duty reserve tax in respect of the implementation of the mergers, and Liberty Global is in the process of seeking clearances from HMRC for confirmation of certain aspects of the U.K. corporation tax, U.K. stamp duty and U.K. stamp duty reserve tax analysis of the mergers (although no guarantee can be given on the outcome of any of these applications).

If HMRC disagrees with our view, it may take the view that material U.K. corporation tax, U.K. stamp duty and/or U.K. stamp duty reserve tax liabilities or amounts on account thereof are payable by any one or more of these companies as a result of the mergers. To contest any assessment that may be made or required to be made as a result, we may incur significant expense, including if we are required to remit cash or provide security for the amount in dispute, or such lesser amount as permitted under U.K. law and acceptable to HMRC, to prevent HMRC from seeking enforcement actions pending the dispute of such assessment. If we were unsuccessful in disputing the assessment, the implications could be materially adverse to us. To the extent that HMRC does not provide (or we have not requested) a binding ruling on the U.K. tax aspects of the mergers, there can be no assurance that HMRC will agree with our interpretation of the U.K. tax aspects of the mergers or any matters associated therewith.

The mergers may not allow New Liberty Global to maintain a competitive corporate tax rate.

New Liberty Global believes that the mergers should improve the combined group’s ability to maintain a competitive worldwide effective corporate tax rate. New Liberty Global cannot give any assurance, however, as to what its effective tax rate will be after the mergers because of, among other things, uncertainty regarding the tax policies of the jurisdictions where it operates. New Liberty Global’s actual effective tax rate may vary from our expectations and that variance may be material. Additionally, the tax laws of the U.K. and other jurisdictions could change in the future, and such changes could cause a material change in our effective tax rate.

Virgin Media’s ability to use net operating loss carryforwards to offset future taxable income for U.S. federal income tax purposes will be subject to limitation as a result of the mergers.

In general, under Section 382 of the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses, which we refer to in this joint proxy statement/prospectus as NOLs, to offset future taxable income for U.S. federal income tax purposes. In general, an ownership change occurs if the aggregate stock ownership of certain stockholders increases by more than 50 percentage points over such stockholders’ lowest percentage ownership during the testing period (generally three years). As of December 31, 2012, Virgin Media and its dual resident subsidiaries (i.e., its subsidiaries that are resident of both the U.S. and the U.K. for income tax purposes) have approximately £376.3 million ($609.2 million at December 31, 2012) and £527.5 million ($854.0 million at December 31, 2012), respectively, of NOLs, which will expire between 2012 and 2032. It is anticipated that the VMI mergers will result in an ownership change of Virgin Media and its dual resident subsidiaries under Section 382 of the Code. The occurrence of an ownership change of Virgin Media and its dual resident subsidiaries could limit their ability to utilize these pre-change NOLs. Upon an ownership change, Section 382 of the Code imposes an annual limitation on the amount of NOLs that may be used to offset future taxable income for U.S. federal income tax purposes. The amount of the annual limitation generally will be equal to the aggregate value of the Virgin Media common stock (or, in the case of the dual resident subsidiaries, the aggregate value of their common stock) that is outstanding immediately prior to the VMI mergers multiplied by the adjusted federal tax-exempt rate, set by the IRS. Limitations imposed on the ability to use NOLs to offset future taxable income could cause U.S. federal income taxes to be paid by Virgin Media and its dual resident subsidiaries earlier than they otherwise would be paid if such limitations were not in effect and could cause such NOLs to expire unused, in each case, reducing or eliminating the benefit of such NOLs. Similar rules and limitations may apply for state income tax purposes.

Risks Related to the Combined Group

The market price of the New Liberty Global shares after the mergers may be affected by factors different from those currently affecting the prices of the Liberty Global common stock and the Virgin Media common stock.

The businesses of Liberty Global and Virgin Media differ in some respects. As such, many of the factors affecting Liberty Global’s results of operations and stock prices are different from those affecting Virgin Media’s results of operations and stock price. Additionally, New Liberty Global’s results of operations and the market price of the New Liberty Global shares after the mergers may be affected by factors different from those currently affecting the independent results of operations and stock prices of each of Liberty Global and Virgin Media prior to the mergers. For a discussion of Liberty Global’s and Virgin Media’s businesses and operations and the risks associated therewith, see the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the documents incorporated by reference in this joint proxy statement/prospectus and referred to under “Where You Can Find More Information” on page 317.

Although both Liberty Global and Virgin Media expect that the mergers will result in benefits to the combined group, New Liberty Global may not realize those benefits because of various challenges.

The success of the mergers will depend, in part, on New Liberty Global’s ability to successfully combine the businesses of two companies that have previously operated, and will continue to operate until the completion of the mergers, as independent public companies. There is no assurance that New Liberty Global will be able to complete the integration process smoothly or successfully or within the anticipated time frame, or at all. New Liberty Global’s management will face challenges in the coordination of separate and disparate personnel, properties, facilities, systems, technologies, procedures and policies, and may also need to address differences in business backgrounds and corporate cultures. The success of the combined group after the mergers will also depend in part upon the ability of Liberty Global and Virgin Media to retain key employees of both companies during the periods before and after the mergers are completed. If the combined group is not successfully integrated, the anticipated benefits of the mergers may not be realized fully or at all or may take longer to realize than expected. In addition, the integration process could divert the attention of New Liberty Global’s management, disrupt or interrupt or result in the loss of momentum in each company’s ongoing businesses, or cause inconsistencies in standards, controls, procedures and policies, any of which could adversely affect the combined group’s ability to maintain relationships with its customers and employees, or the ability of Liberty Global and Virgin Media to achieve the anticipated benefits of the mergers, or could reduce each company’s earnings or otherwise adversely affect the business and financial position, operating results and liquidity of New Liberty Global.

If New Liberty Global is unable to retain key Liberty Global and Virgin Media personnel after the mergers are completed, New Liberty Global’s business might suffer.

The success of the mergers will depend in part on New Liberty Global’s ability to retain key Liberty Global and Virgin Media employees who continue employment with the combined group after the mergers, including members of Liberty Global’s executive management team and other key technology and finance officers of Liberty Global and Virgin Media. These key employees are in high demand and competition for their talents can be intense. It is possible that these employees might decide not to remain with the combined group after the mergers are completed. If these key employees terminate their employment, New Liberty Global’s sales, marketing, financing or development activities might be adversely affected, management’s attention might be diverted from successfully integrating Liberty Global’s and Virgin Media’s operations to hiring suitable replacements, and New Liberty Global’s business might suffer. In addition, New Liberty Global might not be able to locate suitable replacements for any such key employees that leave the combined group or offer employment to potential replacements on reasonable terms.

The businesses of the combined group will be conducted almost exclusively outside of the United States, which gives rise to numerous operational risks.

The businesses of the combined group will be conducted almost exclusively in countries outside the United States and are thereby subject to the following inherent risks:

•	fluctuations in foreign currency exchange rates;

•	difficulties in staffing and managing international operations;

•	potentially adverse tax consequences;

•	export and import restrictions, custom duties, tariffs and other trade barriers;

•	increases in taxes and governmental fees;

•	economic and political instability; and

•	changes in foreign and domestic laws and policies that govern operations of foreign-based companies.

Operational risks that the combined group may experience in certain countries include disruptions of services or loss of property or equipment that are critical to overseas businesses due to expropriation, nationalization, war, insurrection, terrorism or general social or political unrest.

The businesses of the combined group will be subject to risks of adverse regulation by foreign governments.

The businesses of the combined group will be subject to the individual regulatory regimes of the countries in which it operates. Cable and telecommunications businesses are subject to licensing or registration eligibility rules and regulations, which vary from country to country. The provision of electronic communications networks and services requires licensing from, or registration with, the appropriate regulatory authorities and, for telephony services, entrance into interconnection arrangements with other phone companies, including the incumbent phone company. It is possible that countries in which the combined group will operate may adopt laws and regulations regarding electronic commerce, which could dampen the growth of the internet services being offered and developed by these businesses. In a number of countries, the ability of the combined group to increase the prices it charges for its cable television service or to make changes to the programming packages it offers will be limited by regulation or conditions imposed by competition authorities or is subject to review by regulatory authorities or is subject to termination rights of customers. In addition, regulatory authorities may grant new licenses to third parties and, in any event, in most of the markets in which the combined group will operate, new entry is possible without a license, although there may be registration eligibility rules and regulations, resulting in greater competition in territories where such businesses may already be active. More significantly, regulatory authorities may require the combined group to grant third parties access to its bandwidth, frequency capacity, facilities or services to distribute their own services or resell our services to end customers. Programming businesses are subject to regulation on a country-by-country basis, including programming content requirements, requirements to make programming available on non-discriminatory terms, and service quality standards. Consequently, the businesses of the combined group must adapt their ownership and organizational structure as well as their pricing and service offerings to satisfy the rules and regulations to which they are subject. A failure to comply with applicable rules and regulations could result in penalties, restrictions on the businesses of the combined group or loss of required licenses or other adverse conditions.

Adverse changes in rules and regulations could:

•	impair the ability of the combined group to use its bandwidth in ways that would generate maximum revenue and operating cash flow;

•	create a shortage of capacity on its networks, which could limit the types and variety of services the combined group seeks to provide its customers;

•	strengthen the competitors of the combined group by granting them access and lowering their costs to enter into its markets; and

•	have a significant adverse impact on the profitability of the combined group.

Businesses that offer multiple services, such as video distribution as well as internet and telephony, or that are vertically integrated and offer both video distribution and programming content, often face close regulatory scrutiny from competition authorities in several countries in which the combined group will operate. This is particularly the case with respect to any proposed business combinations, which will often require clearance from national competition authorities. The regulatory authorities in several countries in which the combined group will do business have considered from time to time what access rights, if any, should be afforded to third parties for use of existing cable television networks and have imposed access obligations in certain countries. This has resulted, for example, in obligations with respect to call termination for the telephony business of Liberty Global in Europe, video “must carry” obligations in many markets in which it operates and video and broadband internet access obligations in Belgium and in the Netherlands.

John C. Malone will have significant voting power with respect to corporate matters considered by the shareholders of New Liberty Global.

If the mergers had been completed on December 31, 2012, and based on the assumptions set forth in the section entitled “Liberty Global Corporation Limited Unaudited Condensed Pro Forma Combined Financial Statements”, including the assumption that all of the Virgin Media convertible notes will be converted into the per share VMI merger consideration, John C. Malone would have beneficially owned New Liberty Global shares representing approximately 27% of the aggregate voting power of New Liberty Global, although such shares would have represented only approximately 3% of the assumed outstanding New Liberty Global shares. By virtue of Mr. Malone’s voting power in New Liberty Global, as well as his position as Chairman of its board of directors, Mr. Malone may have significant influence over the outcome of any corporate transaction or other matters submitted to the New Liberty Global shareholders for approval. Mr. Malone will be able to block any such matter which, under English law, requires approval by special resolution (i.e., a resolution approved by the holders of at least 75% of the aggregate voting power of the outstanding New Liberty Global shares, being entitled to vote, voting on the resolution), such as amendment of the New Liberty Global articles or the exclusion of preemptive rights. Mr. Malone’s rights to vote or dispose of his equity interests in New Liberty Global will not be subject to any restrictions in favor of New Liberty Global other than as may be required by applicable law and except for customary transfer restrictions pursuant to equity award agreements. In connection with the merger agreement, Mr. Malone and certain related stockholders signed a support agreement with Virgin Media pursuant to which they agreed, subject to certain conditions, to vote the shares of Liberty Global common stock they beneficially own in favor of the adoption of the merger agreement and the New Liberty Global share issuance.

The “Virgin” brand is used by Virgin Media under licenses from Virgin Enterprises Limited and is not under the control of Virgin Media. The activities of the Virgin Group and other licensees could have a material adverse effect on the goodwill of customers towards Virgin Media as a licensee and the licenses from Virgin Enterprises Limited can be terminated in certain circumstances.

The “Virgin” brand is integral to Virgin Media’s corporate identity. Virgin Media is reliant on the general goodwill of consumers towards the Virgin brand. Consequently, adverse publicity in relation to the Virgin Group or its principals, particularly Sir Richard Branson, who is closely associated with the brand, or in relation to another licensee of the “Virgin” name and logo (particularly in the U.K., where Virgin Media does business) could have a material adverse effect on Virgin Media’s reputation, business and results of operations. In addition, the licenses from Virgin Enterprises Limited can be terminated in certain circumstances. For example, Virgin Enterprises Limited can terminate the licenses, after providing Virgin Media with an opportunity to cure, (i) if Virgin Media or any of its affiliates commits persistent and material breaches or a flagrant and material breach of the licenses, (ii) if Virgin Enterprises Limited has reasonable grounds to believe that the use (or lack of use) of the licensed trademarks by Virgin Media has been or is likely to result in a long-term and material diminution in the value of the “Virgin” brand, or (iii) if a third party who is not (or one of whose directors is not) a “fit and proper person”, such as a legally disqualified director or a bankrupt entity, acquires “control” of Virgin Media or, following the mergers, New Liberty Global. Such a termination could have a material adverse effect on Virgin Media’s business and results of operations.

New Liberty Global may not report net earnings.

Liberty Global reported losses from continuing operations of $572.3 million, $807.5 million and $953.7 million during 2012, 2011 and 2010, respectively. In light of Liberty Global’s historical financial performance, we cannot assure you that New Liberty Global will report net earnings in the near future or ever.

New Liberty Global will have substantially greater leverage than Virgin Media has had on a standalone basis prior to the mergers, and the substantial leverage and debt service obligations of New Liberty Global could adversely affect its business.

The indebtedness of Liberty Global and Virgin Media as of December 31, 2012 was approximately $27.5 billion and $9.6 billion, respectively. If the mergers had been completed on December 31, 2012, based on the assumptions set forth in the section entitled “Liberty Global Corporation Limited Unaudited Condensed Pro Forma Combined Financial Statements”, including the assumptions that the Virgin Media group will incur additional indebtedness in connection with the debt financing and the debt pushdown and that all of the Virgin Media convertible notes will be converted into the per share VMI merger consideration, New Liberty Global’s pro forma debt and capital lease obligations would have been approximately $40.1 billion. As a result, on a pro forma basis, New Liberty Global will have a substantially higher leverage ratio (debt and capital lease obligations divided by operating cash flow, as customarily defined by Liberty Global) than Virgin Media has had on a standalone basis prior to the mergers. See “Financing Relating to the Mergers” and “Liberty Global Corporation Limited Unaudited Condensed Pro Forma Combined Financial Statements” for more information.

The combined group’s substantial indebtedness could have important consequences, including the following:

•

reducing the combined group’s flexibility in planning for, or reacting to, changes in its businesses, the competitive environment and the industries in which it operates, and to technological and other changes;

•	lowering credit ratings of subsidiaries;

•	reducing access to capital and increasing borrowing costs for any additional indebtedness to finance future operating and capital expenses and for general corporate purposes;

•	reducing funds available for operations, capital expenditures and other activities; and

•	creating competitive disadvantages relative to other companies with lower debt levels.

In addition, the terms and conditions of such indebtedness may not be favorable to the combined group, and, as such, could further increase the overall burden of such indebtedness upon the combined group and the combined group’s business flexibility. Unfavorable debt financing terms may also adversely affect the combined group’s financial results.

Risks Related to the Redomiciliation to the U.K.

The New Liberty Global shares to be received by the stockholders of Liberty Global and Virgin Media as a result of the mergers will have rights different from the shares of Liberty Global common stock and Virgin Media common stock held prior to the completion of the mergers.

Upon completion of the mergers, the rights of former Liberty Global and Virgin Media stockholders who become New Liberty Global shareholders will be governed by the New Liberty Global articles and English law rather than, in the case of Liberty Global stockholders, the restated certificate of incorporation and bylaws of Liberty Global and Delaware law, and, in the case of Virgin Media stockholders, the restated certificate of incorporation and bylaws of Virgin Media and Delaware law. Some of the rights associated with Liberty Global common stock and/or Virgin Media common stock are different from the rights associated with New Liberty Global shares. See “Comparison of Rights of Shareholders of New Liberty Global, Stockholders of Liberty Global and Stockholders of Virgin Media” beginning on page 258 for a discussion of the different rights associated with New Liberty Global shares.

As a result of increased shareholder approval requirements, New Liberty Global may have less flexibility as an English public limited company than Liberty Global and Virgin Media currently enjoy as Delaware corporations with respect to certain aspects of capital management.

Under Delaware law, the directors of Liberty Global and Virgin Media may issue, without further stockholder approval, any shares of capital stock authorized in their respective certificates of incorporation that are not already issued or reserved. However, English law provides that a board of directors may allot and issue shares only with the prior authorization of shareholders or if it is in the company’s articles of association, such authorization being up to a number of shares having a specific aggregate nominal amount (i.e., par value) and for a maximum period of five years, each as specified in the relevant shareholder resolution or the articles of association. This authorization would need to be renewed by shareholders prior to its expiration (i.e., at least every five years). The New Liberty Global articles will authorize the allotment and issuance of shares, and the grant of rights to subscribe for or to convert any security into shares, by New Liberty Global up to an aggregate nominal amount (i.e., par value) of $20,000,000 during the period of five years from the adoption of the New Liberty Global articles, and renewal of such authorization for additional five year terms is expected to be sought at least once every five years, and possibly more frequently. See “Description of New Liberty Global Shares—Preemptive Rights and New Issues of Shares” for more information.

English law also generally provides shareholders with preemptive rights when new shares are issued for cash. Although it is possible for the articles of association, or shareholders by special resolution (i.e., a resolution approved by the holders of at least 75% of the aggregate voting power of the outstanding shares that, being entitled to vote, approve the resolution) to exclude preemptive rights. Such an exclusion of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the exclusion is contained in the articles of association, or from the date of the shareholder resolution, if the exclusion is by shareholder resolution. In either case, this exclusion would need to be renewed prior to its expiration (i.e., at least every five years). The New Liberty Global articles will exclude preemptive rights in respect of the entire $20,000,000 nominal amount (i.e., par value) of the allotment and issuance authorization described above, and renewal of such exclusion for additional five year terms is expected to be sought at least once every five years, and possibly more frequently. See “Description of New Liberty Global Shares—Preemptive Rights and New Issues of Shares” and “—Risks Related to the Combined Group—John C. Malone will have significant voting power with respect to corporate matters considered by the shareholders of New Liberty Global” for more information.

English law prohibits New Liberty Global from purchasing its own shares unless such purchase has been approved by its shareholders. Shareholders may approve two different types of such share purchases: “on-market” purchases or “off-market” purchases. “On-market” purchases may only be made on a “recognised investment exchange”, which does not include Nasdaq, which is the only exchange on which New Liberty Global shares will be traded. In order to purchase its own shares, New Liberty Global must therefore obtain shareholder approval for “off-market” purchases. This requires that New Liberty Global shareholders pass a special resolution, as set forth above, approving the terms of the contract pursuant to which the purchase(s) are to be made. Such approval may be for a maximum period of up to five years. Prior to the effective times of the mergers, a special resolution will be passed by Liberty Global, as the current sole shareholder of New Liberty Global, to approve certain contracts pursuant to which New Liberty Global will be able to make “off-market” purchases from selected investment banks. This special resolution may be renewed prior to its expiration (i.e., within five years), and renewal of such authorization may be sought at least once every five years, and possibly more frequently. However, New Liberty Global shares may only be repurchased out of distributable reserves or, subject to certain exceptions, out of the proceeds of a new issuance of shares made for that purpose. See “Description of New Liberty Global Shares—Alteration of Share Capital/Repurchase of Shares” for more information.

There can be no assurance that circumstances will not arise that would cause the renewals of the foregoing shareholder approvals not to be obtained, which would deprive New Liberty Global’s shareholders of substantial capital management benefits. See “—Risks Related to the Combined Group—John C. Malone will have significant voting power with respect to corporate matters considered by the shareholders of New Liberty Global” for more information.

English law will require that New Liberty Global meet certain additional financial requirements before it can declare dividends or repurchase shares following the mergers.

Under English law, New Liberty Global will be able to declare dividends, make distributions or repurchase shares (other than out of the proceeds of a new issuance of shares made for that purpose) only out of distributable reserves. Distributable reserves are a company’s accumulated, realized profits, to the extent not previously utilized by distribution or capitalization, less its accumulated, realized losses, to the extent not previously written off in a reduction or reorganization of capital duly made. Immediately following the mergers New Liberty Global will not have distributable reserves.

New Liberty Global currently has only ordinary shares, nominal amount (i.e., par value) £10.00 per share, which we refer to in this joint proxy statement/prospectus as the Founder New Liberty Global shares, issued. Prior to the effective times of the mergers, Liberty Global, as the current sole shareholder of New Liberty Global, will pass a resolution to reduce the capital of New Liberty Global by canceling the Founder New Liberty

Global shares, currently held by Liberty Global as the current sole shareholder of New Liberty Global, and reducing its share premium account to zero, to allow the creation of distributable reserves. As soon as practicable following the mergers, New Liberty Global will seek to obtain the approval of the English Companies Court through a customary process, which is required for the creation of distributable reserves to be effective. The approval of the English Companies Court is expected to be received within six weeks after the completion of the mergers. Prior to the receipt of the approval, New Liberty Global will not be able to declare dividends or make any share repurchases, and if that approval is not received, it is expected that New Liberty Global will not have a sufficient amount of distributable reserves to continue to repurchase shares on the anticipated schedule of Liberty Global’s current share repurchase program for the foreseeable future.

The enforcement of civil liabilities against New Liberty Global may be more difficult.

Because New Liberty Global will be a public limited company incorporated under English law after the mergers, investors could experience more difficulty enforcing judgments obtained against New Liberty Global in U.S. courts than would currently be the case for U.S. judgments obtained against Liberty Global or Virgin Media. It may also be more difficult (or impossible) to bring some types of claims against New Liberty Global in courts sitting in England than it would be to bring similar claims against a U.S. company in a U.S. court. The New Liberty Global articles provide for the exclusive jurisdiction of the English courts for shareholder lawsuits against New Liberty Global or its directors.

The U.K. redomiciliation will result in additional ongoing costs to New Liberty Global.

The completion of the redomiciliation will result in an increase in some of New Liberty Global’s ongoing expenses as compared with Liberty Global and require it to incur some new expenses. New Liberty Global may incur new expenses, including professional fees and U.K. stamp duty or U.K. stamp duty reserve tax in respect of share repurchases and, potentially, in connection with settlement of equity-based awards under our stock or share incentive plans to comply with U.K. corporate and tax laws.

The expected benefits of the U.K. redomiciliation may not be realized.

There can be no assurance that all of the anticipated benefits of the redomiciliation will be achievable, particularly as the achievement of the benefits are in many important respects subject to factors that we do not control, including the reactions of third parties with whom we enter into contracts and do business and the reactions of investors, analysts and U.K. and U.S. taxing authorities.

Our effective tax rates and the benefits described in this joint proxy statement/prospectus are also subject to a variety of other factors, many of which are beyond our ability to control, such as changes in the rate of economic growth in the U.K., the U.S. and everywhere else that Liberty Global and Virgin Media do business, the financial performance of the combined business in various jurisdictions, currency exchange rate fluctuations, and significant changes in trade, monetary or fiscal policies of the U.K., the U.S. and other jurisdictions in which Liberty Global and Virgin Media do business, including changes in interest rates. The impact of these factors, individually and in the aggregate, is difficult to predict, in part because the occurrence of the events or circumstances described in such factors may be interrelated, and the impact to the combined companies of the occurrence of any one of these events or circumstances could be compounded or, alternatively, reduced, offset, or more than offset, by the occurrence of one or more of the other events or circumstances described in such factors.

Transfers of New Liberty Global shares may be subject to U.K. stamp duty and/or U.K. stamp duty reserve tax, which would increase the cost of dealing in New Liberty Global shares as compared to Liberty Global common stock and Virgin Media common stock.

U.K. stamp duty and/or U.K. stamp duty reserve tax are taxes that are imposed on certain transfers of or agreements to transfer chargeable securities (which include shares in companies incorporated under English law) at a rate of 0.5% of the consideration for the transfer. Certain issues or transfers of shares into depositary receipt or clearance systems are charged at a higher rate of 1.5%.

You are strongly encouraged to hold your New Liberty Global shares in book-entry form through the facilities of the Depository Trust Company. An agreement to transfer an interest in New Liberty Global shares through a clearance service or depositary receipt system should not give rise to a liability to U.K. stamp duty reserve tax under current U.K. tax law and HMRC practice. We anticipate that the Depository Trust Company would be treated as a clearance service for these purposes, and Liberty Global is in the process of seeking a clearance from HMRC to this effect (although no guarantee can be given on the outcome of this application). In addition, no U.K. stamp duty should, in practice, need be paid in respect of a paperless transfer of an interest in New Liberty Global shares through the Depository Trust Company. A transfer of title in New Liberty Global shares or an agreement to transfer such shares from within the Depository Trust Company system out of the Depository Trust Company system, and any subsequent transfers or agreements to transfer outside the Depository Trust Company system, will generally attract a charge to U.K. stamp duty and/or U.K. stamp duty reserve tax at a rate of 0.5% of any consideration. Any such duty must be paid (and the relevant transfer document stamped by HMRC) before the transfer can be registered in the books of New Liberty Global. Holders of New Liberty Global shares should note in particular that a redeposit of New Liberty Global shares into the Depository Trust Company system, including by means of an initial transfer into a depositary receipt system, will generally attract U.K. stamp duty and/or U.K. stamp duty reserve tax at the higher rate of 1.5%.

Following the mergers, arrangements are expected to be put in place by New Liberty Global to require that New Liberty Global shares held in certificated form cannot be transferred into the Depository Trust Company system until the transferor of the shares has first delivered the New Liberty Global shares to a depositary specified by New Liberty Global so that any U.K. stamp duty and/or U.K. stamp duty reserve tax that may be due in connection with the delivery to the depositary may be collected. It is expected that any such shares will be evidenced by a receipt issued by the depositary. Before the transfer can be registered in the books of New Liberty Global, it is expected that the transferor will also be required to put the depositary in funds to settle the resultant liability to U.K. stamp duty and/or U.K. stamp duty reserve tax, which will generally be charged at a rate of 1.5% of the value of the New Liberty Global shares.

Following the mergers, U.K. stamp duty and/or U.K. stamp duty reserve tax will be incurred in respect of share repurchases and may arise in connection with settlement of equity-based awards under our stock or share incentive plans. This could increase the costs to continue such plans as currently designed and utilized.

In the HMRC guidance published on April 27, 2012 in response to the decisions in certain recent cases (discussed in more detail below under “The Mergers—Material Tax Considerations for the Mergers—Material U.K. Tax Considerations—Material U.K. Tax Considerations for the Combined Group in Respect of and Following the Mergers—The Mergers” beginning on page 189), HMRC has indicated that it will no longer seek to apply 1.5% U.K. stamp duty or U.K. stamp duty reserve tax when new shares of companies incorporated in the U.K. are first issued to a clearance service (or its nominee) or depositary receipt issuer (or its nominee or agent) anywhere in the world or are transferred to such an entity as an integral part of an issue of share capital. We anticipate that the Depository Trust Company would be treated as a clearance service for these purposes, and Liberty Global has applied for a clearance from HMRC to this effect (although no guarantee can be given on the outcome of this application). Accordingly, we do not currently expect that U.K. stamp duty and/or U.K. stamp duty reserve tax would be imposed under current U.K. tax law and HMRC practice on a future issuance of shares by New Liberty Global. However, it is possible that the U.K. government may change the law in relation to U.K. stamp duty and/or U.K. stamp duty reserve tax in response to the cases referenced above, and that this will have a material effect on the cost of share issuances by New Liberty Global and potentially on the cost of dealing in New Liberty Global shares.

If New Liberty Global shares are not eligible for deposit and clearing within the facilities of the Depository Trust Company, then transactions in our securities may be disrupted.

The facilities of the Depository Trust Company are a widely-used mechanism that allow for rapid electronic transfers of securities between the participants in the Depository Trust Company system, which include many large banks and brokerage firms. We expect that, upon the consummation of the mergers, the New Liberty Global shares will be eligible for deposit and clearing within the Depository Trust Company system. However, while we are aware of a number of U.K. companies whose ordinary shares trade in the U.S. in the form of American Depository Receipts, there are very few U.K. companies whose ordinary shares are directly traded on a U.S. securities exchange and are cleared through the Depository Trust Company system. We believe that historically this has been, in part, a result of concern on the part of the Depository Trust Company regarding its potential liability for U.K. stamp duty and/or U.K. stamp duty reserve tax in connection with transactions in ordinary shares of U.K. companies. In connection with the closing of the mergers, we expect to enter into arrangements with the Depository Trust Company whereby we will agree to indemnify the Depository Trust Company for any U.K. stamp duty and/or U.K. stamp duty reserve tax that may be assessed upon it as a result of its service as a depositary and clearing agency for New Liberty Global shares. In addition, Liberty Global is in the process of seeking a clearance from HMRC that no U.K. stamp duty or U.K. stamp duty reserve tax will be applied in respect of the implementation of the mergers. Although no guarantee can be given on the outcome of this application, we expect these actions, among others, will result in the Depository Trust Company agreeing to accept New Liberty Global shares for deposit and clearing within its facilities upon consummation of the mergers.

The Depository Trust Company is not obligated to accept New Liberty Global shares for deposit and clearing within its facilities at closing and, even if the Depository Trust Company does initially accept New Liberty Global shares, it will generally have discretion to cease to act as a depositary and clearing agency for New Liberty Global shares. If the Depository Trust Company determined prior to the consummation of the mergers that New Liberty Global shares are not eligible for clearance within the Depository Trust Company system, then we would not expect to complete the transactions contemplated by this proxy statement/prospectus in their current form. However, if the Depository Trust Company determined at any time after the consummation of the mergers that New Liberty Global shares were not eligible for continued deposit and clearance within its facilities, then we believe New Liberty Global shares would not be eligible for continued listing on a U.S. securities exchange and trading in New Liberty Global shares would be disrupted. While we would pursue alternative arrangements to preserve our listing and maintain trading, any such disruption could have a material adverse effect on the trading price of New Liberty Global shares and the U.K. stamp duty and/or U.K. stamp duty reserve tax treatment of trading.

Negative publicity resulting from the proposed mergers could adversely affect New Liberty Global’s business and the market price of the New Liberty Global shares.

Foreign reincorporations, redomiciliations and/or redomestications of United States companies that have been undertaken by other companies have generated significant press coverage, much of which has been negative. Negative publicity generated by the proposed mergers could cause New Liberty Global’s employees to perceive uncertainty regarding future opportunities available to them. In addition, negative publicity could cause some of New Liberty Global’s customers and/or content providers to be more reluctant to do business with New Liberty Global. Either of these events could have an adverse impact on New Liberty Global’s business. Negative publicity could also cause some of New Liberty Global’s shareholders to sell New Liberty Global shares or decrease the demand for new investors to purchase New Liberty Global shares, which could have an adverse impact on the market price of New Liberty Global’s shares.

Additional Risks Relating to Liberty Global, Virgin Media and New Liberty Global after the Mergers

Liberty Global’s and Virgin Media’s businesses are, and will continue to be, subject to the risks described in (i) Part I, Item 1A in Liberty Global’s Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2012 and (ii) Part I, Item 1A in Virgin Media’s Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2012, in each case, as filed with the SEC and incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” on page 317 for the location of information incorporated by reference in this joint proxy statement/prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains certain forward-looking statements with respect to the mergers, the anticipated consequences and benefits of the mergers, the future results, performance, prospects and opportunities of Liberty Global, Virgin Media and New Liberty Global and other matters. All statements in (or incorporated by reference in) this joint proxy statement/prospectus, other than statements of historical fact, are, or may be deemed to be, “forward-looking statements”. These forward-looking statements, wherever they occur in this joint proxy statement/prospectus, are not based on historical facts, but rather reflect the current expectations of Liberty Global (with regard to matters relating to Liberty Global and New Liberty Global) and Virgin Media (with regard to matters relating to Virgin Media) about their future results, performance, prospects and opportunities.

These forward-looking statements are subject to a number of risks and uncertainties, many of which are difficult to predict and are beyond the control of Liberty Global, Virgin Media and New Liberty Global, and other factors that could cause actual results, performance, prospects or opportunities of Liberty Global, Virgin Media and New Liberty Global, as well as those of the markets that Liberty Global, Virgin Media and New Liberty Global serve or intend to serve, to differ materially from those expressed in, or implied by, these forward-looking statements. Such forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this joint proxy statement/prospectus.

The following important factors, among others, could affect Liberty Global’s, Virgin Media’s or New Liberty Global’s business and financial performance:

•	economic and business conditions and industry trends in the countries in which we operate;

•	fluctuations in currency exchange rates and interest rates;

•	instability in global financial markets, including sovereign debt issues in the European Union and related fiscal reforms;

•	changes in, or failure or inability to comply with, government regulations in the countries in which we operate and adverse outcomes from regulatory proceedings;

•	changes in laws or treaties relating to taxation, or the interpretation thereof, in the U.S., the U.K. or in countries in which we operate;

•	changes in laws and government regulations that may impact the availability and cost of credit and the derivative instruments that hedge certain of our financial risks;

•	required regulatory approvals relating to the mergers may not be obtained in a timely manner, if at all;

•	the mergers may not be consummated;

•	the ability to integrate Virgin Media and Liberty Global, realize anticipated efficiencies and synergies from, and implement the business plan with respect to, the mergers;

•	uncertainty as to the market value of the LGI merger consideration and the VMI stock consideration;

•	uncertainty as to the long-term value of New Liberty Global shares;

•	our ability to successfully acquire new businesses and, if acquired, to integrate, realize anticipated efficiencies from, and implement our business plan with respect to, the businesses we acquire;

•	events that are outside of our control, such as political unrest in international markets, terrorist attacks, malicious human acts, natural disasters, pandemics and other similar events; and

•	other economic, business, competitive and/or regulatory factors affecting Liberty Global’s, Virgin Media’s and New Liberty Global’s businesses generally.

Words such as “anticipate”, “expect”, “project”, “continue”, “believe”, “plan”, “estimate”, “intend”, “will”, “may” and similar expressions are intended to identify forward-looking statements. These forward looking statements are found at various places throughout this joint proxy statement/prospectus and the other documents incorporated by reference. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus. None of Liberty Global, Virgin Media or New Liberty Global undertakes any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this joint proxy statement/prospectus or to reflect the occurrence of future events or developments.

The foregoing list sets forth some, but not all, of the factors that could impact upon Liberty Global’s, Virgin Media’s and New Liberty Global’s ability to achieve results described in any forward-looking statements. A further list and description of these and other factors can be found in the section entitled “Risk Factors” beginning on page 40 of this joint proxy statement/prospectus, in Liberty Global’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2012 and in Virgin Media’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2012, in each case, as filed with the SEC and incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” for the location of information incorporated by reference in this joint proxy statement/prospectus. Investors are cautioned not to place undue reliance on forward-looking statements that speak only as of the date made. Investors also should understand that it is not possible to predict or identify all such factors and that this list should not be considered a complete statement of all potential risks and uncertainties. Investors should also realize that if underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from Liberty Global’s or Virgin Media’s projections.

THE LIBERTY GLOBAL SPECIAL MEETING

Liberty Global is furnishing this joint proxy statement/prospectus to Liberty Global stockholders as of the Liberty Global record date in connection with the solicitation of proxies from holders of LGI series A stock and LGI series B stock by the Liberty Global board of directors for use at the Liberty Global special meeting or at any adjournment or postponement thereof, for the purposes set forth in the accompanying notice of the Liberty Global special meeting. This joint proxy statement/prospectus is being furnished to holders of shares of LGI series C stock for informational purposes only.

Date, Time and Place

The Liberty Global special meeting will be held at 2:00 p.m., local time, on June 3, 2013 at the Marriott Denver South at Park Meadows, 10345 Park Meadows Drive, Littleton, Colorado, unless adjourned or postponed.

Purpose of the Special Meeting

The purpose of the Liberty Global special meeting is for the holders of shares of LGI series A stock and LGI series B stock to consider and vote on a proposal to approve the New Liberty Global share issuance, a proposal to adopt the merger agreement and a proposal that the chairman of the Liberty Global board of directors adjourn the Liberty Global special meeting if necessary or appropriate to permit further solicitation of proxies if there are not sufficient votes at the time of the Liberty Global special meeting to approve the New Liberty Global share issuance and the adoption of the merger agreement. No other business will be presented at the Liberty Global special meeting.

Proposal 1 — Approval of New Liberty Global Share Issuance

As discussed elsewhere in this joint proxy statement/prospectus, Liberty Global stockholders will consider and vote on a proposal to approve the New Liberty Global share issuance. Liberty Global stockholders must approve the New Liberty Global share issuance in order for the mergers to occur. If Liberty Global stockholders fail to approve the New Liberty Global share issuance, the mergers will not occur.

Accordingly, we are asking Liberty Global stockholders to authorize the holder of any proxy solicited by the Liberty Global board of directors to vote to approve the New Liberty Global share issuance. The vote on the New Liberty Global share issuance is a vote separate and apart from the vote to adopt the merger agreement. You may vote in favor of the adoption of the merger agreement and against the New Liberty Global share issuance, or vice versa; however, if the Liberty Global stockholders fail to approve either of those proposals, the mergers will not occur.

For the proposal to approve the New Liberty Global share issuance, you may vote “FOR” or “AGAINST” or “ABSTAIN”. An abstention will have the same effect as voting “AGAINST” the New Liberty Global share issuance.

Board Recommendation

The Liberty Global board of directors unanimously recommends that you vote “FOR” the New Liberty Global share issuance.

Proposal 2 — Adoption of the Merger Agreement

As discussed elsewhere in this joint proxy statement/prospectus, Liberty Global stockholders will consider and vote on a proposal to adopt the merger agreement. Liberty Global stockholders must adopt the merger agreement in order for the mergers to occur. If Liberty Global stockholders fail to adopt the merger agreement, the mergers will not occur.

Accordingly, we are asking Liberty Global stockholders to authorize the holder of any proxy solicited by the Liberty Global board of directors to vote to approve the adoption of the merger agreement. You should carefully read this joint proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement and the transactions contemplated thereby. In particular, you are urged to read the merger agreement in its entirety, which is attached as Annexes A-1 and A-2 to this joint proxy statement/prospectus.

For the proposal to adopt the merger agreement, you may vote “FOR” or “AGAINST” or “ABSTAIN”. If you abstain, do not instruct your broker or other nominee how to vote or if your shares are not present at the special meeting, it will have the same effect as a vote “AGAINST” the adoption of the merger agreement.

Board Recommendation

The Liberty Global board of directors unanimously recommends that you vote “FOR” the proposal to adopt the merger agreement.

Proposal 3 — Adjournment to Solicit Additional Proxies, if Necessary

The Liberty Global special meeting may be adjourned to another time and place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the New Liberty Global share issuance and the adoption of the merger agreement.

Accordingly, we are asking Liberty Global stockholders to authorize the holder of any proxy solicited by the Liberty Global board of directors to vote in favor of the proposal that the chairman of the Liberty Global board of directors adjourn the Liberty Global special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the New Liberty Global share issuance and adopt the merger agreement at the time of the Liberty Global special meeting.

For the Liberty Global adjournment proposal, you may vote “FOR” or “AGAINST” or “ABSTAIN”. An abstention will have the same effect as voting “AGAINST” the Liberty Global adjournment proposal.

Board Recommendation

The Liberty Global board of directors unanimously recommends that you vote “FOR” the Liberty Global adjournment proposal, if necessary, to solicit additional proxies if there are not sufficient votes to approve the New Liberty Global share issuance and to adopt the merger agreement.

Record Date; Shares Entitled to Vote; Quorum

Only holders of record of Liberty Global common stock at 5:00 p.m. E.D.T. on April 30, 2013, the Liberty Global record date, are entitled to notice of the Liberty Global special meeting. Only holders of record of shares of LGI series A stock or LGI series B stock as of the Liberty Global record date are entitled to vote at the Liberty Global special meeting or any adjournment thereof. LGI series A stock and LGI series B stock are Liberty Global’s only voting stock and vote together as a single class on all matters submitted to a vote at the Liberty Global special meeting. Holders of record of shares of LGI series A stock are entitled to one vote per share on each matter submitted to a vote at the Liberty Global special meeting. Holders of record of shares of LGI series B stock are entitled to ten votes per share on each matter submitted to a vote at the Liberty Global special meeting. Holders of record of shares of LGI series C stock are not entitled to vote at the Liberty Global special meeting. On the Liberty Global record date, 141,164,250 shares of LGI series A stock were issued and outstanding and held by approximately 1,851 holders of record, 10,176,295 shares of LGI series B stock were issued and outstanding and held by approximately 117 holders of record and 105,494,369 shares of LGI series C stock were issued and outstanding and held by approximately 1,890 holders of record.

If your shares of LGI series A stock or LGI series B stock are held in your name, you have the right to vote in person at the meeting. If your shares of LGI series A stock or LGI series B stock are held in an account with a broker, banker or other nominee, you are considered the beneficial owner of such shares held in street name. As a beneficial owner, you may also attend the meeting. You may not, however, vote such shares held in street name unless you obtain a “proxy” from your broker, bank or other nominee that holds the shares, which gives you the right to vote the shares at the meeting.

A quorum is present at the Liberty Global special meeting if the holders of a majority of the combined voting power of the LGI series A stock and LGI series B stock outstanding on the Liberty Global record date and entitled to vote at the Liberty Global special meeting is present, in person or by proxy. Abstentions and broker non-votes (described below) will be treated as present at the Liberty Global special meeting for purposes of determining the presence or absence of a quorum for the transaction of all business. In the event that a quorum is not present at the Liberty Global special meeting, it is expected that the meeting will be adjourned or postponed to solicit additional proxies.

Vote Required

Approval of the New Liberty Global share issuance requires the affirmative vote of holders of at least a majority of the aggregate voting power of shares of LGI series A stock and LGI series B stock outstanding on the Liberty Global record date that are entitled to vote on the proposal and are present, in person or by proxy, at the Liberty Global special meeting, voting together as a single class.

Adoption of the merger agreement requires the affirmative vote of the holders of at least a majority of the aggregate voting power of the shares of LGI series A stock and LGI series B stock outstanding on the Liberty Global record date and entitled to vote on the adoption of the merger agreement, whether or not present at the Liberty Global special meeting, voting together as a single class.

Approval of the Liberty Global adjournment proposal requires the affirmative vote of holders of at least a majority of the aggregate voting power of shares of LGI series A stock and LGI series B stock that are entitled to vote on the proposal and are present, in person or by proxy, at the Liberty Global special meeting, voting together as a single class.

In connection with the execution of the merger agreement, on February 5, 2013, Virgin Media entered into a support agreement with John C. Malone and certain related Liberty Global stockholders, pursuant to which such Liberty Global stockholders agreed to vote, subject to the terms and conditions in the support agreement, all of the shares of Liberty Global common stock held by them (representing, as of the Liberty Global record date, approximately 36% of the aggregate voting power of Liberty Global) in favor of the New Liberty Global share issuance and the adoption of the merger agreement and against alternative and other transactions. For a more complete description see “The Support Agreement”.

Shares Owned by Liberty Global Directors and Executive Officers

As of the Liberty Global record date, directors and executive officers of Liberty Global, other than Mr. Malone, beneficially owned and were entitled to vote 1,223,920 shares of LGI series A stock and 51,429 shares of LGI series B stock, which represented less than 1% of the aggregate voting power of the outstanding shares of Liberty Global common stock entitled to vote at the Liberty Global special meeting on such date. Each of the directors and executive officers of Liberty Global has advised Liberty Global that, as of the date hereof, he or she currently expects to vote his or her shares, or cause his or her shares to be voted, in favor of the New Liberty Global share issuance and adoption of the merger agreement. In addition, Mr. Malone and certain related Liberty Global stockholders have agreed to vote all of the shares of Liberty Global common stock held by them in favor of the New Liberty Global share issuance and the adoption of the merger agreement, subject to certain exceptions. See “The Liberty Global Special Meeting—Vote Required” and “The Support Agreement” for more information.

How to Vote

Liberty Global stockholders may vote using any of the following methods:

By telephone or via the Internet

You can vote by calling the toll-free telephone number on your proxy card. Please have your proxy card handy when you call. Easy-to-follow voice prompts allow you to vote your shares and confirm that your instructions have been properly recorded.

The website for Internet voting is www.envisionreports.com/LBTYA. Please have your proxy card handy when you go online. As with telephone voting, you can confirm that your instructions have been properly recorded. If you vote via the Internet, you also can request electronic delivery of any future proxy materials.

Telephone and Internet voting facilities for Liberty Global stockholders of record will be available 24 hours a day beginning on or about 5:00 p.m. E.D.T. on May 3, 2013 and closing at 1:00 a.m. E.D.T. on June 3, 2013. The availability of telephone and Internet voting for beneficial owners will depend on the voting processes of your broker, bank or other holder of record. Therefore, Liberty Global recommends that you follow the voting instructions in the materials you receive.

If you vote by telephone or via the Internet, you do not need to return your proxy card.

By mail

If you received your Liberty Global special meeting materials by mail, you may complete, sign and date the proxy card or voting instruction card and return it in the prepaid envelope. If you are a Liberty Global stockholder of record and you return your signed proxy card but do not indicate your voting preferences, the persons named in the proxy card will vote the shares represented by that proxy as recommended by the Liberty Global board of directors.

In person at the Liberty Global special meeting

All Liberty Global stockholders as of the Liberty Global record date may vote in person at the Liberty Global special meeting. You may also be represented by another person at the Liberty Global special meeting by executing a proper proxy designating that person. Please note that if you are a beneficial owner of shares of Liberty Global common stock, you must obtain a legal proxy from your broker, bank or other holder of record and present it to the inspectors of election with your ballot to be able to vote at the Liberty Global special meeting.

By granting a proxy or submitting voting instructions

You may vote by granting a proxy to someone else or, for shares held in “street name”, by submitting voting instructions to your bank, broker or other holder of record.

Voting of Proxies

All shares of LGI series A stock and LGI series B stock properly voted via the Internet or by telephone at or prior to 1:00 a.m., E.D.T., on June 3, 2013, and all shares of LGI series A stock and LGI series B stock represented by properly executed proxies received prior to or at the Liberty Global special meeting and, in each case, not revoked, will be voted in accordance with the instructions so provided. If no specific instructions are given with respect to the proposals to be acted upon at the Liberty Global special meeting, shares of LGI series A stock and LGI series B stock represented by a properly executed proxy will be voted as follows: “FOR” the New Liberty Global share issuance, “FOR” the adoption of the merger agreement and “FOR” the Liberty Global adjournment proposal. The foregoing proposals are the only items to be acted upon at the Liberty Global special meeting. In the event there is a proposal to adjourn the Liberty Global special meeting, the persons named in the proxy card will have discretion to vote on such proposal, unless the proposal is the Liberty Global adjournment proposal.

A properly submitted proxy marked “ABSTAIN”, although counted for purposes of determining whether there is a quorum and for purposes of determining the aggregate voting power and number of shares represented and entitled to vote at the Liberty Global special meeting, will not be voted. Therefore, with respect to all the proposals, an abstention will have the same effect as a vote cast “AGAINST” such proposal.

Shares represented by “broker non-votes” will also be counted for purposes of determining whether there is a quorum at the meeting. A broker non-vote occurs when shares held by a broker, bank or other nominee are represented at the meeting, but the nominee has not received voting instructions from the beneficial owner and does not have the discretion to direct the voting of the shares on a particular proposal but receives instructions or has discretionary voting power on other proposals. Nominees may exercise discretion in voting on routine matters, but may not exercise discretion and therefore will not vote on non-routine matters. The approval of the New Liberty Global share issuance and the adoption of the merger agreement are regarded as non-routine matters and your broker, bank or other nominee may not vote on these matters without instructions from you. A broker non-vote with respect to the adoption of the merger agreement will have the same effect as a vote “AGAINST” such adoption, but will not have any effect on the outcome of any vote on the New Liberty Global share issuance or the Liberty Global adjournment proposal. If you hold your shares in the name of a broker, bank or other nominee, you should follow their instructions for your shares to be voted or when granting or revoking a proxy.

Voting by Participants in Liberty Global 401(k) Plans

If you hold shares of LGI series A stock through your account in the Liberty Global 401(k) Savings & Stock Ownership Plan, which we refer to in this joint proxy statement/prospectus as the Liberty Global 401(k) plan, the trustee is required to vote your shares as you specify or, if you do not specify how to vote your shares, the trustee is required to vote your shares in the same proportion on each proposal as it votes all shares in the Liberty Global 401(k) plan as to which voting instructions were properly provided. To allow sufficient time for the trustee to vote your shares, your voting instructions must be received by 1:00 a.m. E.D.T. on May 30, 2013. If you hold shares of LGI series A stock through your account in the Liberty Global 401(k) Savings Plan—Puerto Rico, which we refer to in this joint proxy statement/prospectus as the Liberty Global Puerto Rico plan, your shares will be voted as you specify. To vote such shares, please follow the instructions provided by the trustee for such plan. If you do not specify how to vote your shares, the trustee for such plan will not vote your shares at the Liberty Global special meeting. The voting instructions for the Liberty Global Puerto Rico plan must be received by the trustee for such plan by 1:00 a.m. E.D.T. on May 24, 2013.

Revocability of Proxies

You may revoke your paper proxy at any time prior to its use by delivering a signed notice of revocation or a later dated signed proxy or by attending the meeting and voting in person. Attendance at the Liberty Global special meeting will not in itself constitute the revocation of a proxy. Any written notice of revocation or subsequent proxy should be sent or hand delivered so as to be received at Liberty Global, Inc., Attention: Secretary, 12300 Liberty Boulevard, Englewood, Colorado 80112, at or before the start of the Liberty Global special meeting. Any revocation of votes submitted via the Internet or by telephone may be revoked by entering a new vote via the Internet or by telephone, not later than 1:00 a.m. E.D.T. on June 3, 2013, or by voting in person at the meeting. If your shares are held in the name of a bank, broker or other nominee, you should contact them to change your vote.

Solicitation of Proxies

Liberty Global is soliciting proxies for the Liberty Global special meeting from Liberty Global stockholders. Liberty Global will bear the entire cost of soliciting proxies from Liberty Global stockholders, other than certain costs related to the production and distribution of this joint proxy statement/prospectus (which Liberty Global and Virgin Media will share as provided in the merger agreement). In addition to this mailing, Liberty Global’s directors, officers and employees may solicit proxies by mail, email, telephone or by personal interviews. These persons will receive no additional compensation for such services. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting material to the beneficial owners of shares of Liberty Global common stock held of record by them and will be reimbursed for their reasonable expenses in connection therewith.

Householding

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” the notice or the proxy statements, as the case may be. This means that only one copy each of the notice, or the proxy statement, as the case may be, may have been sent to multiple stockholders in your household. Liberty Global will promptly deliver a separate copy of these documents to you if you call or write to Liberty Global at 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, phone (303) 220-6600. If you prefer to receive separate copies of such documents in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee holder, or you may contact us at the above address or phone number.

THE VIRGIN MEDIA SPECIAL MEETING

Virgin Media is furnishing this joint proxy statement/prospectus to Virgin Media stockholders as of the Virgin Media record date in connection with the solicitation of proxies from holders of Virgin Media common stock by the Virgin Media board of directors for use at the Virgin Media special meeting or at any adjournment or postponement thereof for the purposes set forth in the accompanying notice of the Virgin Media special meeting.

Date, Time and Place

The Virgin Media special meeting will be held at 8:00 a.m., local time, on June 4, 2013 at the offices of Fried, Frank, Harris, Shriver & Jacobson LLP, One New York Plaza, New York, NY 10004, 29th Floor, unless adjourned or postponed. Virgin Media may delay the Virgin Media special meeting if the conditions to the mergers relating to antitrust and competition law clearances and the listing of the New Liberty Global shares on Nasdaq have not been satisfied as of the scheduled date for the Virgin Media special meeting.

Purpose of the Special Meeting

The purpose of the special meeting is for the Virgin Media stockholders to consider and vote on a proposal to adopt the merger agreement, a proposal to approve, on an advisory non-binding basis, the Virgin Media merger-related compensation proposal and a proposal to approve the adjournment of the Virgin Media special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the proposal to adopt the merger agreement.

Proposal 1 — Adoption of the Merger Agreement

As discussed elsewhere in this joint proxy statement/prospectus, Virgin Media stockholders will consider and vote on a proposal to adopt the merger agreement. Virgin Media stockholders must adopt the merger agreement in order for the mergers to occur. If Virgin Media stockholders fail to adopt the merger agreement, the mergers will not occur.

Accordingly, we are asking Virgin Media stockholders to authorize the holder of any proxy solicited by the Virgin Media board of directors to vote to approve the adoption of the merger agreement. You should carefully read this joint proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement and the transactions contemplated thereby. In particular, you are urged to read the merger agreement in its entirety, which is attached as Annexes A-1 and A-2 to this joint proxy statement/prospectus.

For the proposal to adopt the merger agreement, you may vote FOR or AGAINST or ABSTAIN. If you abstain or do not instruct your broker or other nominee how to vote or if your shares are not present at the Virgin Media special meeting, it will have the same effect as a vote “AGAINST” the adoption of the merger agreement.

Board Recommendation

The Virgin Media board of directors unanimously recommends that you vote “FOR” the proposal to adopt the merger agreement.

Proposal 2 — Advisory Vote Regarding Certain Executive Compensation

Section 14A of the Securities Exchange Act of 1934, as amended, which we refer to in this joint proxy statement/prospectus as the Exchange Act, requires Virgin Media to seek a non-binding, advisory vote on certain compensation that may be paid or become payable to Virgin Media’s executive officers that is based on or otherwise relates to the mergers as disclosed in “The Mergers—Interests of Virgin Media Directors and Executive Officers in the Mergers—Merger–Related Compensation for Virgin Media’s Named Executive Officers”. We refer to this proposal in this joint proxy statement/prospectus as the Virgin Media merger-related compensation proposal.

Accordingly, we are asking Virgin Media stockholders to authorize the holder of any proxy solicited by the Virgin Media board of directors to vote to approve the Virgin Media merger-related compensation proposal.

The vote on the Virgin Media merger-related compensation proposal is a vote separate and apart from the vote to adopt the merger agreement. Accordingly, you may vote in favor of the adoption of the merger agreement and against the Virgin Media merger-related compensation proposal, or vice versa. Approval of the Virgin Media merger-related compensation proposal, on a non-binding advisory basis, is not a condition to consummation of the transactions contemplated by the merger agreement, and it is advisory in nature only, meaning it will not be binding on Virgin Media or New Liberty Global. If the merger agreement is adopted by the Virgin Media stockholders and the first VMI merger is completed, the named executive officers will become entitled to the compensation and benefits described herein regardless of the outcome of this advisory vote.

For the Virgin Media merger-related compensation proposal, you may vote FOR or AGAINST or ABSTAIN. If you abstain or do not instruct your broker or other nominee how to vote, it will have the same effect as a vote “AGAINST” the Virgin Media merger-related compensation proposal.

Board Recommendation

The Virgin Media board of directors unanimously recommends that you vote “FOR” the Virgin Media merger-related compensation proposal.

Proposal 3 — Adjournment to Solicit Additional Proxies, if Necessary

The Virgin Media special meeting may be adjourned to another time and place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of adoption of the merger agreement.

Accordingly, we are asking Virgin Media stockholders to authorize the holder of any proxy solicited by the Virgin Media board of directors to vote in favor of any adjournment of the Virgin Media special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Virgin Media special meeting.

For the Virgin Media adjournment proposal, you may vote FOR or AGAINST or ABSTAIN. If you abstain or do not instruct your broker or other nominee how to vote, it will have the same effect as a vote “AGAINST” the Virgin Media adjournment proposal.

Board Recommendation

The Virgin Media board of directors unanimously recommends that you vote “FOR” the Virgin Media adjournment proposal, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement.

Record Date; Shares Entitled to Vote; Quorum

Virgin Media has fixed 5:00 p.m. E.D.T. on April 30, 2013 as the record date for the Virgin Media special meeting. You are entitled to receive notice of, and to vote at, the Virgin Media special meeting if you owned shares of Virgin Media common stock on the Virgin Media record date, or if you owned Virgin Media’s U.K. depositary interests on the Virgin Media record date. Each share of Virgin Media common stock outstanding on the Virgin Media record date entitles its holder to one vote on all matters properly coming before the Virgin Media stockholders at the Virgin Media special meeting.

The presence at the Virgin Media special meeting, in person or by proxy, of holders representing a majority of the shares of Virgin Media common stock outstanding on the Virgin Media record date and entitled to vote at the meeting (including shares of common stock underlying the outstanding Virgin Media U.K.

depositary interests) will constitute a quorum for the purpose of considering the proposals at the Virgin Media special meeting. Shares of Virgin Media common stock represented at the Virgin Media special meeting but not voted, including shares of Virgin Media common stock for which Virgin Media has received proxies indicating that the submitting stockholders have abstained and broker non-votes, will be treated as present at the Virgin Media special meeting for purposes of determining the presence of a quorum for the transaction of all business. In the event that a quorum is not present, or if there are insufficient votes to adopt the merger agreement at the time of the Virgin Media special meeting, it is expected that the Virgin Media special meeting will be adjourned to solicit additional proxies.

On the Virgin Media record date, there were 270,554,286 shares of Virgin Media common stock issued and outstanding and entitled to vote at the Virgin Media special meeting. A list of stockholders entitled to vote at the Virgin Media special meeting will be available for review for any purpose germane to the Virgin Media special meeting at Virgin Media’s principal executive offices at 65 Bleecker Street, 6th Floor, New York, NY 10012, during regular business hours for a period of ten days prior to the date of the Virgin Media special meeting. The list will also be available at the Virgin Media special meeting during the whole time thereof for examination by any stockholder of record present at the Virgin Media special meeting.

Vote Required

Adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Virgin Media common stock entitled to vote thereon. Abstentions, broker non-votes and shares not present at the Virgin Media special meeting will have the effect of a vote “AGAINST” the adoption of the merger agreement.

The approval of the Virgin Media merger-related compensation proposal requires the affirmative vote of the holders of a majority of the shares of Virgin Media common stock present, in person or by proxy, at the Virgin Media special meeting and entitled to vote at the special meeting. Abstentions and broker non-votes will have the effect of a vote “AGAINST” the Virgin Media merger-related compensation proposal, while shares not present at the Virgin Media special meeting will have no effect on the Virgin Media merger-related compensation proposal.

The approval of the Virgin Media adjournment proposal requires the affirmative vote of a majority of the shares of Virgin Media common stock present, in person or by proxy, at the Virgin Media special meeting and entitled to vote at the special meeting. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the Virgin Media adjournment proposal, while shares not present at the Virgin Media special meeting will have no effect on the outcome of any vote to adjourn the Virgin Media special meeting.

Shares Owned by Virgin Media Directors and Executive Officers

On the Virgin Media record date, directors and executive officers of Virgin Media and their affiliates beneficially owned and were entitled to vote 980,079 shares of Virgin Media common stock outstanding on that date, which represented approximately 0.4% of the outstanding shares of Virgin Media common stock on such date. Virgin Media has been advised that Virgin Media’s directors and executive officers will vote their shares, or cause their shares to be voted, in favor of the adoption of the merger agreement, in favor of the Virgin Media merger-related compensation proposal and in favor of the Virgin media adjournment proposal, if necessary, although none of them has entered into any agreement obligating them to do so.

How to Vote

If you are a Virgin Media stockholder of record, you may vote in person at the Virgin Media special meeting or by proxy. If you plan to attend the Virgin Media special meeting and wish to vote in person, please be prepared to provide appropriate photo identification, such as a driver’s license, in order to be admitted to the Virgin Media special meeting. Whether or not you plan to attend the Virgin Media special meeting, please submit a proxy for your shares.

Virgin Media requests that you submit a proxy:

•	By mail

Complete, sign and date the proxy card or voting instructions card and return it in the prepaid envelope.

•	By telephone or via the Internet

The telephone and Internet voting procedures established by Virgin Media for stockholders of record are designed to authenticate your identity, to allow you to give your voting instructions and to confirm that those instructions have been properly recorded.

You can vote by calling the toll-free telephone number on your proxy card. Please have your proxy card available when you call. Easy-to-follow voice prompts will allow you to vote your shares and confirm that your instructions have been properly recorded. If you are located outside of the U.S. and Canada, see your proxy card for additional instructions.

The website for Internet voting is www.envisionreports.com/vmed. Please have your proxy card available when you go to the website. As with telephone voting, you can confirm that your instructions have been properly recorded. If you vote via the Internet, you can also request electronic delivery of future proxy materials.

Telephone and Internet voting facilities for stockholders of record will be available 24 hours a day until 11:59 p.m. E.D.T. on June 3, 2013.

If you vote by telephone or via the Internet, you do not have to return your proxy card or voting instructions card.

If your shares are held in “street name”, you must follow the instructions from your bank, broker or other nominee in order to vote. If your shares are held in “street name” and you wish to vote in person at the Virgin Media special meeting, you must bring to the Virgin Media special meeting a legal proxy executed in your favor from the holder of record (your bank, broker or other nominee) of the shares authorizing you to vote at the Virgin Media special meeting, as well as appropriate photo identification.

For U.K. Depositary Interest Holders

You may direct Computershare Investor Services PLC, which we refer to in this joint proxy statement/prospectus as Computershare, as provider of Virgin Media’s U.K. depositary interests, how to vote your underlying shares via the Internet on Computershare’s website by visiting www.eproxyappointment.com where you will be asked to enter the Control Number, your Shareholder Reference Number and your PIN number, which are detailed on the enclosed Form of Instruction (G Holders) and Form of Direction (I Holders). Alternatively, you can return your voting form to Computershare by post to the address provided on the enclosed forms.

To be effective, G Holders must lodge the Form of Instruction with Computershare by May 30, 2013 and I Holders must lodge the Form of Direction with Computershare by May 29, 2013. Computershare, as your proxy, will then make arrangements to vote your underlying shares according to your instructions. If you would like to attend and vote in person at the Virgin Media special meeting, please contact Computershare as provided in the enclosed Form of Instruction/Direction to request a letter of representation with respect to your Virgin Media U.K. depositary interests that will enable you to attend and vote your underlying shares of Virgin Media common stock at the Virgin Media special meeting. In that case, you must bring to the Virgin Media special meeting such letter of representation, as well as appropriate photo identification.

If your Virgin Media U.K. depositary interests are held in “street name” by a broker, bank or other nominee, or are held through the Virgin Media Inc. Share Incentive Plan or the Virgin Mobile Holdings (UK) PLC Share Incentive Plan, you must follow the instructions from your bank, broker or other nominee, or from the applicable plan trustee, in order to vote or as applicable direct the plan trustee to vote the shares underlying such depositary interests.

U.K. – CREST Voting (G Holders)

Holders of Virgin Media’s U.K. depositary interests in CREST may transmit voting instructions by utilizing the CREST voting service in accordance with the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider, should refer to their CREST sponsor or voting service provider, who will be able to take appropriate action on their behalf. In order for instructions made using the CREST voting service to be valid, the appropriate CREST message must be properly authenticated in accordance with Euroclear’s specifications and must contain the information required for such instructions, as described in the CREST manual (available via www.euroclear.com/CREST).

Voting of Proxies

All shares of Virgin Media common stock properly voted via the Internet or by telephone at or prior to 11:59 E.D.T., on June 3, 2013, and all shares of Virgin Media common stock represented by properly executed proxies received prior to or at the Virgin Media special meeting and, in each case, not revoked, will be voted in accordance with the instructions so provided. If you are a stockholder of record and submit your proxy without specifying voting instructions, your shares of Virgin Media common stock will be voted “FOR” the adoption of the merger agreement, “FOR” the Virgin Media merger-related compensation proposal, and “FOR” the Virgin Media adjournment proposal.

If your shares are registered in your name with Virgin Media’s transfer agent, Computershare Trust Company, N.A., you are the “stockholder of record” of those shares. This joint proxy statement/prospectus and the enclosed proxy card have been provided directly to you by Virgin Media. The failure by a Virgin Media stockholder of record to submit a proxy card or vote by telephone or Internet or to vote in person at the special meeting or an abstention from voting will have the same effect as a vote “AGAINST” the adoption of the merger agreement. Whether or not you plan to attend the special meeting, please cast your vote by indicating on the enclosed proxy card how you wish to vote or follow the instructions on the proxy card to vote by telephone or Internet.

If your shares are held in a stock brokerage account or by a bank or other nominee (i.e., in “street name”), you are considered the “beneficial owner” of those shares, and this joint proxy statement/prospectus and the enclosed proxy card have been forwarded to you by your bank, broker or other nominee. As the beneficial owner, you have the right to, and should, direct your broker, bank or other nominee how to vote your shares by filling out the voter instruction form sent to you by your broker, bank or other nominee with this joint proxy statement/prospectus. Your broker, bank or other nominee will not have discretionary voting authority to vote shares of Virgin Media common stock at the Virgin Media special meeting with respect to the proposal to adopt the merger agreement without instructions from you. This is called a “broker non-vote”. As a result, the failure by a Virgin Media stockholder holding shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee will have the same effect as a vote “AGAINST” the adoption of the merger agreement.

If you hold Virgin Media’s U.K. depositary interests registered in your name with Computershare, as the provider of Virgin Media’s U.K. depositary interests program, then you are considered the “beneficial owner” of the shares of Virgin Media common stock underlying your Virgin Media U.K. depositary interests, and this joint proxy statement/prospectus and the enclosed proxy card have been forwarded to you by Computershare.

You should instruct Computershare on how to vote such underlying shares of Virgin Media common stock using the instructions provided by Computershare. The failure by a holder of Virgin Media’s U.K. depositary interests to give voting instructions to Computershare will have the same effect as voting the underlying shares “AGAINST” the adoption of the merger agreement.

If you hold shares of Virgin Media common stock or Virgin Media U.K. depositary receipts through the Virgin Media Inc. Share Incentive Plan or the Virgin Mobile Holdings (UK) PLC Share Incentive Plan, or if you hold vested interests in shares of Virgin Media common stock through the JSOP, then you are considered the “beneficial owner” of certain shares of Virgin Media common stock held or underlying the interests in such plan, and this joint proxy statement/prospectus and the enclosed proxy card have been forwarded to you by the trustee of the plan(s) in which you participate. You should instruct the applicable plan trustee on how to vote the shares of Virgin Media common stock that you are entitled to vote or direct the applicable trustee to vote under the terms of the applicable plan using the instructions provided by the plan trustee. The JSOP provides that holders of vested interests in such plan are entitled to vote 50% of the shares of Virgin Media common stock underlying such vested interests, and further that the shares of Virgin Media common stock underlying non-vested interests and the other 50% of the shares underlying vested interests in such plan shall be voted by the trustee for or against the proposals in proportion to the votes cast by other Virgin Media stockholders. The failure by the beneficial owner of shares of Virgin Media common stock held through the Virgin Media Inc. Share Incentive Plan, the Virgin Mobile Holdings (UK) Share Incentive Plan or the JSOP, to give voting instructions to the applicable plan trustee for the shares you are entitled to vote or direct the trustee to vote under the terms of such plan, will have the same effect as voting such shares “AGAINST” the adoption of the merger agreement.

Revocability of Proxies

Any stockholder of record of Virgin Media common stock may revoke their proxy at any time, unless noted below, before it is voted at the Virgin Media special meeting by taking any of the following actions:

•	delivering to Virgin Media’s corporate Secretary a signed written notice of revocation bearing a date later than the date of the proxy, stating that the proxy is revoked;

•	attending the Virgin Media special meeting and voting in person (your attendance at the meeting will not, by itself, revoke your proxy; you must vote in person at the meeting);

•	signing and delivering a new proxy, relating to the same shares of Virgin Media common stock and bearing a later date; or

•

if you submitted your proxy by telephone or via the Internet, by submitting another proxy using the same method before 11:59 p.m. E.D.T. on June 3, 2013 (the latest telephone or Internet voting instructions will be followed).

Written notices of revocation and other communications with respect to the revocation of any proxies should be addressed to:

Virgin Media Inc.

65 Bleecker Street, 6th Floor

New York, NY 10012

Attn: Secretary

If you are a “street name” holder of Virgin Media common stock, you may change your vote by submitting new voting instructions to your broker or other nominee. You must contact your nominee to obtain instructions as to how to change or revoke your proxy.

If you hold Virgin Media’s U.K. depositary interests, you may change your vote by submitting new voting instructions to Computershare. You must contact Computershare to obtain instructions as to how to change or revoke your proxy.

If you hold shares of Virgin Media common stock or Virgin Media U.K. depositary receipts through the Virgin Media Inc. Share Incentive Plan or the Virgin Mobile Holdings (UK) Share Incentive Plan, or if you hold vested interests in shares of Virgin Media common stock through the JSOP, you may change your vote or direction with respect to the shares covered by the applicable plan by submitting new instructions to the applicable plan trustee. You must contact the applicable plan trustee to obtain instructions as to how to change or revoke your proxy or direction, as applicable.

Solicitation of Proxies

Virgin Media is soliciting proxies for the Virgin Media special meeting from the Virgin Media stockholders. Other than certain costs related to the production and distribution of this joint proxy statement/prospectus (which Virgin Media and Liberty Global will share as provided in the merger agreement), Virgin Media will bear all of the costs of soliciting proxies in connection with the Virgin Media special meeting. Virgin Media has retained D.F. King & Co., Inc. to assist in the solicitation of proxies for the special meeting for a fee of approximately $10,000, plus reimbursement of reasonable out-of-pocket expenses. Virgin Media’s directors, officers and employees may also solicit proxies by personal interview, mail, e-mail, telephone, facsimile or other means of communication. These persons will not be paid additional remuneration for their efforts. Virgin Media will also request brokers and other fiduciaries to forward proxy solicitation material to the beneficial owners of shares of Virgin Media common stock that the brokers and fiduciaries hold of record. Upon request, Virgin Media will reimburse them for their reasonable out-of-pocket expenses.

Householding

Virgin Media has adopted the process called “householding” for mailing this joint proxy statement/prospectus to Virgin Media stockholders in order to reduce printing costs, postage fees and the impact of its carbon footprint. Virgin Media stockholders who share the same last name and address will receive only one copy of this joint proxy statement/prospectus, unless Virgin Media has received contrary instructions from any Virgin Media stockholder at that address. Virgin Media will provide separate identification or control numbers for each account at the shared address to each Virgin Media stockholder of record. If a Virgin Media stockholder would prefer to receive multiple copies of this joint proxy statement/prospectus at the same address, additional copies will be provided to you promptly upon written or oral request. If you are a Virgin Media stockholder of record, you may contact Virgin Media by writing to Investor Relations, Virgin Media Inc., 65 Bleecker Street., 6th Floor, New York, NY 10012, or by calling (212) 906-8499. If you are a Virgin Media beneficial owner, you can request additional copies of this joint proxy statement/prospectus or you can request “householding” by notifying your broker, bank or other nominee.

THE COMPANIES

Liberty Global

Liberty Global is an international provider of video, broadband Internet and telephony services, with consolidated operations at December 31, 2012, serving 19.8 million customers across 13 countries, primarily in Europe and Chile.

The Liberty Global common stock is publicly traded under the symbols “LBTYA” (LGI series A stock), “LBTYB” (LGI series B stock) and “LBTYK” (LGI series C stock) in the United States on Nasdaq.

Liberty Global was incorporated in Delaware on January 13, 2005. Liberty Global’s principal executive offices and corporate headquarters are located at 12300 Liberty Boulevard, Englewood, Colorado 80112, United States of America, and the telephone number at that address is (303) 220-6600.

Virgin Media

Virgin Media, a Delaware corporation, is a “quad-play” provider of broadband Internet, television, mobile telephony and fixed line telephony services that offers a variety of entertainment and communications services to residential and commercial customers in the U.K. As of December 31, 2012, Virgin Media provided services to 4.9 million residential cable customers on its network. Virgin Media also provides mobile telephony service to 1.7 million contract mobile customers and 1.3 million prepay mobile customers over third party networks.

Virgin Media’s common stock is publicly traded under the symbol “VMED” in the United States on Nasdaq, which is the primary listing for the Virgin Media common stock, and in the U.K. on the London Stock Exchange.

Virgin Media was incorporated in Delaware on November 12, 2003. Virgin Media’s principal executive offices are located at 65 Bleecker Street, 6th Floor, New York, NY 10012, United States, and its telephone number is (212) 906-8440 Virgin Media’s U.K. headquarters are located in Hook, Hampshire, England.

New Liberty Global

New Liberty Global, currently a private limited company incorporated under English law (registration number 8379990), was formed with the name Lynx Europe Limited on January 29, 2013, for the purpose of holding Lynx Merger Sub 1 and Viper Merger Sub 1 as the successor corporations to Liberty Global and Virgin Media, respectively, as wholly owned subsidiaries following the closing of the mergers. Prior to the closing of the mergers, New Liberty Global will be re-registered as a public limited company under the U.K. Companies Act 2006 and change its name to Liberty Global plc. Immediately following the closing of the mergers, Lynx Merger Sub 1 and Viper Merger Sub 1, as the surviving corporations in the mergers (and as renamed Liberty Global, Inc. and Virgin Media Inc., respectively), will be wholly owned subsidiaries of New Liberty Global.

At and as of the closing of the mergers, it is expected that New Liberty Global will be a publicly traded company with three classes of shares registered with the SEC and listed on Nasdaq under the ticker symbols “LBTYA”, “LBTYB” and “LBTYK”. Immediately following the closing of the mergers, based on the number of Liberty Global and Virgin Media shares assumed to be outstanding, the former shareholders of Liberty Global are expected to own approximately 64% of New Liberty Global, and the remaining approximately 36% of New Liberty Global is expected to be owned by the former shareholders of Virgin Media.

To date, New Liberty Global has not conducted any activities other than those in connection with its formation and in connection with the transactions contemplated by the merger agreement. New Liberty Global’s principal executive offices are located at: (i) 38 Hans Crescent, London SW1X 0LZ, United Kingdom, and the telephone number at that address is +44.20.7190.6300, and (ii)12300 Liberty Boulevard, Englewood, Colorado 80112, United States of America, and the telephone number at that address is (303) 220-6600.

Lynx Merger Sub 1

Lynx Merger Sub 1, a Delaware limited liability company and a wholly owned subsidiary of Liberty Global, was formed on February 1, 2013. Prior to the closing of the mergers, Liberty Global will contribute the shares of Lynx Merger Sub 1 to the capital of New Liberty Global, following which Lynx Merger Sub 1 will be a direct wholly owned subsidiary of New Liberty Global. Thereafter, and still prior to the completion of the transactions contemplated by the merger agreement, Lynx Merger Sub 1 will convert to a Delaware corporation. At the effective time of the second LGI merger, Liberty Global as the surviving entity of the first LGI merger will merge with and into Lynx Merger Sub 1, with Lynx Merger Sub 1 (which will change its name to Liberty Global, Inc.) as the surviving entity.

To date, Lynx Merger Sub 1 has not conducted any activities other than those in connection with its formation and the transactions contemplated by the merger agreement. Lynx Merger Sub 1’s principal executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112, United States of America, and the telephone number at that address is (303) 220-6600. Prior to the first LGI merger, (i) Lynx Merger Sub 1 will acquire a portion of the New Liberty Global shares to be used as consideration in the first LGI merger from New Liberty Global in exchange for a promissory note, and will contribute such New Liberty Global shares to Lynx Merger Sub 2, and (ii) Liberty Global will contribute the shares of Lynx Merger Sub 1 to the capital of New Liberty Global, following which Lynx Merger Sub 1 will be a direct wholly owned subsidiary of New Liberty Global. Thereafter, and prior to the first LGI merger, Lynx Merger Sub 1 will convert to a Delaware corporation.

The promissory note will have arm’s-length terms and is expected to have a face amount in the range of $10 billion, fixed interest at a rate of approximately 7% - 9% payable in cash at least annually and a stated term to maturity of not more than ten years, along with provisions such as covenants and events of default that are consistent with third-party indebtedness.

Lynx Merger Sub 2

Lynx Merger Sub 2, a Delaware limited liability company and a wholly owned subsidiary of Lynx Merger Sub 1, was formed on February 1, 2013, solely for the purpose of effecting the first LGI merger. At the effective time of the first LGI merger, Lynx Merger Sub 2 will merge with and into Liberty Global, whereupon the separate existence of Lynx Merger Sub 2 will cease to exist.

To date, Lynx Merger Sub 2 has not conducted any activities other than those in connection with its formation and the transactions contemplated by the merger agreement. Lynx Merger Sub 2’s principal executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112, United States of America, and the telephone number at that address is (303) 220-6600.

Viper Merger Sub 1

Viper Merger Sub 1, a Delaware limited liability company and a wholly owned subsidiary of New Liberty Global, was formed on February 1, 2013. Prior to the closing of the mergers, Viper Merger Sub 1 will convert to a Delaware corporation. At the effective time of the second VMI merger, Virgin Media as the surviving entity of the first VMI merger will merge with and into Viper Merger Sub 1, with Viper Merger Sub 1 (which will change its name to Virgin Media Inc.) as the surviving entity.

To date, Viper Merger Sub 1 has not conducted any activities other than those in connection with its formation and the transactions contemplated by the merger agreement. Viper Merger Sub 1’s principal executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112, United States of America, and the telephone number at that address is (303) 220-6600.

Viper Merger Sub 2

Viper Merger Sub 2, a Delaware limited liability company and a wholly owned subsidiary of Viper Merger Sub 1, was formed on February 1, 2013, solely for the purpose of effecting the first VMI merger. At the effective time of the first VMI merger, Viper Merger Sub 2 will merge with and into Virgin Media, whereupon the separate existence of Viper Merger Sub 2 will cease to exist.

To date, Viper Merger Sub 2 has not conducted any activities other than those in connection with its formation and the transactions contemplated by the merger agreement. Viper Merger Sub 2’s principal executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112, United States of America, and the telephone number at that address is (303) 220-6600.

THE MERGERS

General

Pursuant to the merger agreement:

•

Prior to the mergers, Lynx Merger Sub 1 will acquire a portion of the New Liberty Global shares to be used in the mergers in exchange for a promissory note (see “The Companies—Lynx Merger Sub 1” for more information).

•

Viper Merger Sub 2 will merge with and into Virgin Media, with Virgin Media as the surviving entity, and, immediately thereafter, and as part of the same plan, Virgin Media (as the surviving entity of the first VMI merger) will merge with and into Viper Merger Sub 1, with Viper Merger Sub 1 (which will change its name to Virgin Media Inc.) as the surviving entity; and

•

Lynx Merger Sub 2 will merge with and into Liberty Global, with Liberty Global as the surviving entity, and, immediately thereafter, and as part of the same plan, Liberty Global (as the surviving entity of the first LGI merger) will merge with and into Lynx Merger Sub 1, with Lynx Merger Sub 1 (which will change its name to Liberty Global, Inc.) as the surviving entity.

Upon completion of the mergers, each of the surviving corporations renamed Liberty Global, Inc. and Virgin Media Inc. will be a wholly owned subsidiary of New Liberty Global and the Liberty Global common stock and the Virgin Media common stock will no longer be publicly traded. The New Liberty Global shares will be publicly traded and listed on Nasdaq.

As a result of the first VMI merger, each share of Virgin Media common stock (other than VMI excluded shares) will be converted into the right to receive:

•	0.2582 of a class A New Liberty Global share;

•	0.1928 of a class C New Liberty Global share; and

•	$17.50 in cash, without interest.

As a result of the first LGI merger, each share of Liberty Global common stock (other than LGI excluded shares) will be converted into the right to receive:

•	one class A New Liberty Global share in exchange for each of their shares of LGI series A stock;

•	one class B New Liberty Global share in exchange for each of their shares of LGI series B stock; and

•	one class C New Liberty Global share in exchange for each of their shares of LGI series C stock.

New Liberty Global shares received by Liberty Global stockholders in exchange for shares of Liberty Global common stock as a result of the first LGI merger will include New Liberty Global shares from both New Liberty Global and Lynx Merger Sub 2 (from the shares acquired by Lynx Merger Sub 1 from New Liberty Global in exchange for a promissory note and then transferred to Lynx Merger Sub 2).

Background to the Mergers

On August 22, 2012, at the invitation of Aryeh Bourkoff, the Chief Executive Officer of LionTree, James Mooney, Chairman of the Virgin Media board of directors, joined Mr. Bourkoff and Michael Fries, the Chief Executive Officer of Liberty Global, for dinner. During the course of the evening, Mr. Bourkoff discussed with Mr. Fries and with Mr. Mooney the possibility of a business combination transaction between Liberty Global and Virgin Media. Mr. Fries complimented Virgin Media’s accomplishments since emerging from bankruptcy in 2003, and Mr. Fries and Mr. Mooney discussed whether or not a combination of the two companies might be advantageous. No offer was presented and no financial terms were proposed. Mr. Mooney told Mr. Fries that he would inform the Virgin Media board of directors about the conversation.

On August 23, 2012, Mr. Mooney called Neil Berkett, the Chief Executive Officer of Virgin Media, to apprise him of the conversation, and Mr. Berkett contacted the Virgin Media board of directors to inform them of these events. Mr. Berkett then asked Fried, Frank, Harris, Shriver & Jacobson LLP, which we refer to in this joint proxy statement/prospectus as Fried Frank, Virgin Media’s lead outside corporate counsel, to provide legal counsel. Virgin Media also asked Goldman Sachs, its long-time lead financial advisor, to review Virgin Media’s financial prospects and broader industry dynamics in preparation for a potential business combination proposal from Liberty Global.

On August 28, 2012, the Virgin Media board of directors held a special telephonic meeting, with representatives of Goldman Sachs and Fried Frank, to discuss the August 22 conversation regarding a possible business combination transaction between Virgin Media and Liberty Global. At the meeting, the Virgin Media board of directors discussed Virgin Media’s financial position and operational strategy as a standalone company, and Mr. Berkett reviewed management’s view of Virgin Media’s prospects, as reflected in Virgin Media’s most recent long range plan. Representatives of Fried Frank reviewed with the Virgin Media board of directors the fiduciary duties of directors in the context of considering a potential proposal for a business combination with Liberty Global. Representatives of Goldman Sachs then discussed with the Virgin Media board of directors financial information relating to both companies and certain risks and opportunities to consider in comparing Virgin Media on a standalone basis with a business combination transaction between Virgin Media and Liberty Global.

Following discussion, the Virgin Media board of directors determined, in light of Virgin Media’s stand-alone prospects, that Messrs. Berkett and Mooney should inform Liberty Global that Virgin Media was not for sale. However, the Virgin Media board of directors noted that it would consider a proposal from Liberty Global, but only if it embodied a compelling valuation. The Virgin Media board of directors also determined that no non-public information should be provided to Liberty Global at this time. The non-independent directors and representatives of Goldman Sachs then left the meeting, following which the independent directors discussed the various personal interests that certain directors might have in connection with a potential business combination transaction and the process that Virgin Media should follow in dealing with any proposal which might be received from Liberty Global.

The following day, August 29, 2012, the independent members of the Virgin Media board of directors held a telephonic meeting to discuss a draft script for the conversation that Messrs. Berkett and Mooney would have with Liberty Global and to continue their discussion regarding the process that Virgin Media should follow in dealing with any proposal which might be received from Liberty Global. The independent directors approved the proposed script and concluded that the full Virgin Media board of directors should be involved in any process involving Liberty Global. The independent directors discussed the fact that Mr. Mooney was a member of the board of directors of Sirius XM Radio Inc., a company in which Dr. John Malone has a substantial indirect interest. Mr. Malone serves as Chairman of Liberty Global and controls shares of Liberty Global common stock holding approximately 36% of Liberty Global’s voting power (as of December 31, 2012). The independent directors also discussed the fact that Mr. Berkett had previously notified the Virgin Media board of his interest in ceasing to serve as Virgin Media’s Chief Executive Officer no later than December 31, 2013, and that a search process for a successor was underway, and considered whether this would give rise to any conflicts of interest if Mr. Berkett were called upon to negotiate for Virgin Media.

In light of the foregoing, the independent directors determined that, following the initial call that Messrs. Berkett and Mooney would have with Liberty Global, in the event that Liberty Global was interested in a business combination, Mr. Berkett would lead any discussions that might occur with Liberty Global regarding a potential transaction, with assistance from one or more of three designated independent directors, Charles Allen, Doreen Toben and Steven Simmons. The independent directors also concluded that Mr. Mooney should provide support to Mr. Berkett, as appropriate, in the analysis of any proposal and that the Virgin Media board of directors would meet regularly to receive updates regarding any discussions that might occur. Thereafter, Mr. Berkett consulted on a regular basis with one or more of Mr. Allen, Ms. Toben and Mr. Simmons throughout the process, including before and after all contacts with Liberty Global.

Later that evening, Mr. Berkett called Mr. Fries to set up a conference call. The conference call took place on September 3, 2012. Andrea Salvato, Liberty Global’s Chief Development Officer, and Mr. Hall joined the call. Messrs. Berkett and Mooney explained to Liberty Global that Virgin Media was not for sale. They also advised Liberty Global that any further communications by Liberty Global with Virgin Media concerning any transaction should be with Mr. Berkett. A representative of Goldman Sachs also communicated the same message to a representative of LionTree.

On September 5, 2012, at Mr. Fries’ request, Messrs. Fries and Berkett met in London. Mr. Fries discussed certain publicly available information about Liberty Global and about Virgin Media to which Mr. Berkett responded. Mr. Fries asked Mr. Berkett about the Virgin Media board of directors’ view of a possible business combination between Virgin Media and Liberty Global, and Mr. Berkett responded that the board of directors was confident in Virgin Media’s ability to execute against its long range plan and that Virgin Media was not for sale. Mr. Berkett also reiterated that any communications by Liberty Global with Virgin Media concerning any transaction should be directed to him.

On September 11, 2012, the Virgin Media board of directors held a telephonic meeting. Mr. Berkett updated the Virgin Media board of directors regarding his contacts with Mr. Fries. The Virgin Media board of directors then discussed with management various work streams to be undertaken, especially with respect to tax and capital structure, in anticipation of a potential proposal from Liberty Global. The Virgin Media board of directors also discussed whether directors, Goldman Sachs and Fried Frank had any relationships or interests that were relevant to any potential transaction with Liberty Global. In particular, the Virgin Media board of directors reviewed disclosures that Goldman Sachs had made in respect of a number of engagements carried out by Goldman Sachs for Liberty Global. The Virgin Media board of directors also discussed with members of management, who, on September 5, 2012, had reviewed a detailed presentation on the subject with Goldman Sachs, the fact that Goldman Sachs was one of four counterparties to the “capped call” derivative transactions with Virgin Media that had been put in place by Virgin Media to offset the financial effects of conversion of the Virgin Media convertible notes. The Virgin Media board of directors considered the possible financial implications of the “capped call” in the context of a change of control transaction, including estimated payments that would be due from Goldman Sachs on early termination (as compared with the payments that would be due on maturity) of the “capped call” transactions and the estimated possible impact on Goldman Sachs, taking into account Goldman Sachs’ expected hedging activities in connection with the “capped call” transactions based on ordinary practice. The Virgin Media board of directors also discussed the proposed procedures to be put in place by Goldman Sachs in respect of the Liberty Global relationship and determined to consider these issues further.

On September 19, 2012, at a telephonic meeting of the Liberty Global board of directors, after a discussion of other matters, Mr. Fries informed the other directors that there was a potential opportunity for a transaction with Virgin Media that the board of directors should consider and that Liberty Global was working with LionTree as a financial advisor on the matter. It was acknowledged that it was likely that Liberty Global would need to propose indicative terms in writing prior to Virgin Media permitting access to any of its non-public information. The Liberty Global board of directors discussed the potential consideration mix to be offered. The board of directors agreed that Mr. Fries and other members of Liberty Global’s management should continue to pursue further discussions with Virgin Media and that management may propose to Virgin Media non-binding indicative terms in writing, keeping the board of directors apprised of developments.

On September 20, 2012, at Mr. Fries’ request, Messrs. Fries and Berkett met for coffee during the Goldman Sachs Communacopia conference in New York. Mr. Fries noted that Liberty Global had recently announced a voluntary and conditional cash offer to acquire all of the outstanding shares of Telenet Group Holding NV not already owned by Liberty Global and that the timing of the offer had been accelerated due to an information leak. He explained that the Telenet offer was broadly self-funded and in no way affected Liberty Global’s capacity or desire to consider a potential transaction with Virgin Media. Mr. Fries further explained that Liberty Global was preparing a non-binding offer for a business combination with Virgin Media, and that the Liberty Global board of directors was informed with respect to the process. Mr. Berkett responded, based on prior instructions from the Virgin Media board of directors, that Virgin Media was not for sale, that the Virgin Media board of directors had confidence in its current management to continue to create significant stockholder value, and, therefore, that only a compelling offer would merit consideration. Mr. Berkett declined to elaborate on what would constitute a compelling offer. Mr. Fries indicated that he would be back in touch in the next two weeks.

In the weeks following the September 20 meeting, Liberty Global, working with LionTree and based on publicly available information, continued to refine an analysis of Virgin Media and the U.K. market, including with respect to potential synergies and the possible performance of the companies on a combined basis. At this point, management considered a business combination of the two companies in an all-stock transaction, with a premium.

On September 28, 2012, Mr. Berkett received a non-binding proposal letter from Liberty Global. The letter indicated that, based only on publicly available information, Liberty Global would be prepared to propose a combination transaction in which Virgin Media’s stockholders would receive 0.56 to 0.58 of a share of LGI series C stock per share of Virgin Media common stock. This proposed range represented an implied value in the range of approximately $31.59 to $32.72 per share of Virgin Media common stock (based on the closing price for the LGI series C stock of $56.41 as of September 27, 2012), which was a 6.4% to 10.2% premium to the closing price of the Virgin Media common stock on September 27, 2012, and would result in Virgin Media stockholders owning approximately 41.5% to 42.3% of the combined company (based on fully diluted shares outstanding). The letter noted that Liberty Global was prepared to consider including a cash component within the consideration mix depending on the results of due diligence and further discussions regarding transaction structure, in which case the stock exchange ratio would be adjusted accordingly. The letter further stated that, in order to move forward, Liberty Global would need to conduct due diligence on Virgin Media and was prepared to allow Virgin Media to conduct an appropriate level of reverse due diligence so as to gain comfort regarding Liberty Global’s general business prospects. The letter also noted that, given the compelling nature of the proposal, the structure of the transaction as a combination, or merger, of the two companies and Liberty Global’s intent to commit resources to bring the proposed transaction quickly to a successful end, Liberty Global would expect to proceed on an exclusive basis for a period of time to be agreed, but sufficient to conclude any transaction on an expedited basis.

Later that day, the Virgin Media board of directors held a telephonic meeting, with representatives of Goldman Sachs, Fried Frank and senior management in attendance. Representatives of Fried Frank reviewed with the Virgin Media board of directors the fiduciary duties of directors in assessing Liberty Global’s proposal. Representatives of Goldman Sachs discussed certain financial information regarding the proposal. The advisors and the Virgin Media board of directors then discussed the fact that the Virgin Media stockholders were not being offered voting shares and that the proposal did not include any discussion of potential board representation in the combined company, the role of Virgin Media management in the combined company or other matters that would customarily be addressed in a proposal of this type. Following discussion with senior management and representatives of Fried Frank and Goldman Sachs and in accordance with Mr. Berkett’s view that the proposal seriously undervalued Virgin Media and should be rejected, the Virgin Media board of directors unanimously rejected the proposal.

Immediately following the Virgin Media board meeting, Mr. Berkett sent an email to Mr. Fries to inform him that Virgin Media was not for sale and that the Virgin Media board of directors had considered

Liberty Global’s proposal and believed it did not provide any basis for discussion. Mr. Fries responded by e-mail that Liberty Global was disappointed by Virgin Media’s response and suggested that the parties meet the following week. Mr. Berkett responded by e-mail that he was happy to speak with Mr. Fries, but reiterated that Virgin Media was not for sale and stated that if Liberty Global wanted to proceed with a transaction, it would need to present a compelling proposal, and that the September 28 proposal was not close to what the Virgin Media board of directors would consider compelling.

On October 2, 2012, at a regularly scheduled meeting of the Virgin Media board of directors, Mr. Berkett updated the board of directors regarding his exchange of e-mails with Liberty Global.

On October 10, 2012, Mr. Fries sent Mr. Berkett a letter. In the letter, Mr. Fries expressed his disappointment with the Virgin Media board of directors’ decision not to engage in a conversation with Liberty Global. He explained that the transaction was not being approached as an outright sale but as a strategic combination, that Liberty Global was prepared to consider a premium price, the issuance of an agreed amount of voting shares, a combination of both stock and cash consideration and governance matters. He also noted that Liberty Global believed that it would be advantageous for both companies if their respective advisors could discuss optimal deal structure.

On the same day, a representative of LionTree contacted a representative of Goldman Sachs to discuss the October 10 letter, Liberty Global’s continuing interest in a transaction and Liberty Global’s desire that representatives of LionTree and Goldman Sachs meet to further discuss a potential transaction. The representative of Goldman Sachs replied that it was Virgin Media’s view that Liberty Global’s October 10 letter lacked sufficient specificity and reiterated that Virgin Media was not for sale and that it would require a compelling proposal to consider entering into negotiations regarding a business combination.

On October 12, 2012, the Virgin Media board of directors held a telephonic meeting to discuss Liberty Global’s October 10 letter. Mr. Berkett noted that the October 10 letter did not include a specific proposal for the board of directors to review, but that it effectively was an invitation to negotiate. Representatives of Fried Frank reviewed with the board of directors the fiduciary duties of directors in assessing the October 10 letter and deciding whether or not to enter into negotiations with Liberty Global. In addition, representatives of Goldman Sachs briefed the board of directors regarding their discussion with the LionTree representative. Following discussion, the Virgin Media board of directors unanimously determined, consistent with Mr. Berkett’s recommendation, to reject the initiation of discussions with Liberty Global.

On October 15, 2012, Mr. Berkett sent an e-mail to Mr. Fries to reemphasize the Virgin Media board of directors’ unanimous view that Virgin Media was not for sale and that the October 10 letter, like Liberty Global’s September 28 letter, provided no basis for discussion between the companies.

Throughout October 2012, the Liberty Global management team, working with LionTree and Shearman & Sterling LLP, which we refer to in this joint proxy statement/prospectus as Shearman & Sterling, legal counsel to Liberty Global, began developing a proposal for what Liberty Global viewed as an outright acquisition of Virgin Media as opposed to a strategic combination for a variety of reasons. Management’s review of information concerning Virgin Media was, however, limited to publicly available information at this stage. Management reviewed other publicly available information, including the recent stock price performance of each company.

On October 25, 2012, Liberty Global sent Mr. Berkett another non-binding proposal letter, this time for what Liberty Global viewed as an outright acquisition of Virgin Media as opposed to a strategic combination. Along with the October 25 letter, Mr. Fries sent to Mr. Berkett a note requesting a brief discussion after the Virgin Media board of directors had the chance to discuss the October 25 letter. The October 25 letter indicated that Liberty Global was prepared to submit an improved revised proposal for an acquisition of Virgin Media at a price of $38.00 to $41.00 per share of Virgin Media common stock, which the October 25 letter stated

represented a 25% to 35% premium to the 30 trading-day volume-weighted average price of the Virgin Media common stock, and a 28% to 38% premium to the closing price of the Virgin Media common stock on September 27, 2012, the day prior to Liberty Global’s first proposal. The letter further explained that the proposed consideration would consist of 80% stock and 20% cash. The stock portion of the consideration would consist of LGI series A stock and LGI series C stock in proportion to what was then outstanding (approximately 57% of shares of LGI series A stock and 43% of shares of LGI series C stock).

The letter reiterated that, in order to move forward, Liberty Global would need to conduct due diligence on Virgin Media and was prepared to allow Virgin Media to conduct an appropriate level of reverse due diligence so as to gain comfort on Liberty Global’s general business prospects. The letter finally noted that, given the compelling nature of the proposal and Liberty Global’s intent to commit resources quickly to bring the proposed transaction to a successful conclusion, Liberty Global would expect to proceed on an exclusive basis for a period of time to be agreed, but sufficient to conclude any transaction on an expedited basis.

On October 29, 2012, at a regularly-scheduled monthly telephonic update of the Virgin Media board of directors, with representatives of Fried Frank and Goldman Sachs in attendance, Mr. Berkett briefed the Virgin Media board of directors on the process that he proposed to follow to address Liberty Global’s October 25 letter. Mr. Berkett noted that further work needed to be done with the advisors in order to put the Virgin Media board of directors in a position to consider the October 25 letter at the next Virgin Media board meeting.

On November 2, 2012, the Liberty Global board of directors held a regularly scheduled meeting, at which senior management updated the board members with respect to the status of discussions with Virgin Media, noting that discussions were still very preliminary.

On November 8, 2012, the Virgin Media board of directors held a telephonic meeting, with representatives of Goldman Sachs and Fried Frank in attendance, to determine how to address Liberty Global’s October 25 letter. Representatives of Fried Frank reviewed with the board of directors the fiduciary duties of directors in the context of responding to the October 25 letter and described the legal principles that would apply in the event that the board of directors determined to pursue a possible transaction with Liberty Global. Representatives of Fried Frank also discussed certain issues and uncertainties raised by Liberty Global’s October 25 letter, including with respect to certainty of value of the stock consideration. Representatives of Fried Frank additionally discussed with the board of directors a range of alternatives that the board of directors could consider in determining how to respond, ranging from a rejection of the proposal, without further elaboration, to an agreement to negotiate, with various intermediate options. Representatives of Goldman Sachs then reviewed with the board of directors a comparison of the terms of the October 25 letter and the September 28 letter. Mr. Berkett outlined the substantial discussions that he had held with representatives of Fried Frank, Goldman Sachs and certain directors since receipt of the October 25 letter. He noted that Liberty Global had substantially improved upon the terms of its initial proposal, and that, subject to resolution of a number of uncertainties in the October 25 letter and certain further improvements, he believed there could be a possible transaction that would justify the initiation of discussions with Liberty Global, notwithstanding the Virgin Media board of directors’ determination that Virgin Media was not for sale.

Consequently, Mr. Berkett recommended that he call Mr. Fries to explain that the Virgin Media board of directors had rejected the initiation of discussions with Liberty Global on the basis of its October 25 letter and that in order for the Virgin Media board of directors to be prepared to initiate discussions, Liberty Global would need to increase the proposed price, increase the cash component of the consideration and provide greater certainty as to the value of the stock component of the consideration at the time of closing of any transaction. Mr. Berkett also proposed that the parties’ respective financial advisors could discuss the appropriate level of cash consideration and methods for securing greater certainty, since the latter, in particular, would involve a technical discussion of methods of providing greater certainty as to the value of the stock consideration to be received at closing. The Virgin Media board of directors unanimously approved the proposed course of action, but specifically noted that it was premature for Goldman Sachs to discuss with LionTree the required level of price increase.

Following the departure of representatives of Goldman Sachs from the November 8 meeting, the Virgin Media board of directors discussed with representatives of Fried Frank an update of information provided by Goldman Sachs with respect to relationships that Goldman Sachs (via its Los Angeles and London offices) had with, and fees it had earned from, Liberty Global and certain of its affiliates. This information also described certain relationships that Goldman Sachs had with Virgin Media, including the “capped call” transactions previously entered into with Goldman Sachs in connection with the Virgin Media convertible notes. Additionally, the information addressed the fact that investment funds managed by Goldman Sachs Asset Management (GSAM) and a Goldman Sachs Group division held approximately 5.89% of the Virgin Media common stock according to the latest public reports (the majority of these shares were held by funds managed by GSAM, which Goldman Sachs had disclosed was separated operationally and by information barriers from the investment banking division of Goldman Sachs, and Goldman Sachs had confirmed to Fried Frank that the bulk of the remaining shares disclosed publicly as held by the division were held in connection with hedging of the “capped call” transactions). Goldman Sachs had also provided further presentation materials in relation to the “capped call” transactions. These materials analyzed the possible alternative financial implications to Goldman Sachs of early termination of the “capped call” transactions in the event of a Virgin Media change of control transaction, which analysis was based on various alternative assumptions and had been prepared without the involvement of the Goldman Sachs division that managed the “capped call” derivative transactions due to the internal “information barriers” at Goldman Sachs. Based on those assumptions, the materials, updating the estimates previously provided to management in September, disclosed the range of termination payment amounts payable by Goldman Sachs to Virgin Media and the net gain that Goldman Sachs might realize, after taking into account any estimated hedging gains or losses, in connection with a termination of the “capped call” transaction. Following consideration of these relationships and discussions with management and Fried Frank, and taking into account Goldman Sachs’ long-time financial advisory relationship, and familiarity, with Virgin Media, the Virgin Media board of directors approved the retention of Goldman Sachs as Virgin Media’s financial advisor in connection with any possible transaction with Liberty Global, on the condition that Goldman Sachs would maintain an “information wall” to prevent the disclosure of confidential information with respect to the possible transaction by the Goldman Sachs team advising Virgin Media to the Goldman Sachs team that advised Liberty Global on unrelated matters and that Goldman Sachs would be subject to restrictions on the provision of M&A financial advisory services to Liberty Global and other parties in connection with the possible transaction and certain new financing services to Liberty Global and its subsidiaries in connection with the possible transaction. See “The Mergers—Opinions of Virgin Media’s Financial Advisors—Opinion of Goldman Sachs—Virgin Media Capped Call Transactions”.

The Virgin Media board of directors also discussed the possible retention of an additional financial advisor. Management recommended, in particular, two firms: (i) J.P. Morgan, a global investment bank that management believed had particular expertise in the European cable sector and familiarity with a proposed complex redomiciliation proposal that would involve a transfer of Virgin Media’s holding company to the U.K.; and (ii) another financial advisor, which management believed would not have relationships with Liberty Global. The Virgin Media board of directors and management discussed the fact that the Liberty Global proposals had contemplated that the Virgin Media stockholders would receive a very substantial portion of the consideration for their shares of Virgin Media common stock in the form of shares of Liberty Global common stock, and that, consequently, if discussions were to proceed, it would be important that the Virgin Media board of directors have the benefit of thorough due diligence in respect of Liberty Global’s cable assets, especially its European operations, and of specialized expertise in the valuation of European cable companies. Additionally, Virgin Media management noted that the redomiciliation project was an area of potential value in the context of a Liberty Global transaction, and that, consequently, it was important that Virgin Media’s investment bankers be in a position to understand, and advocate for, that value proposition. It was also discussed that the other shortlisted financial advisor lacked the breadth and resources of a global investment bank and would be less able to field a team with familiarity across Liberty Global’s major international businesses. In light of the foregoing, the Virgin Media board of directors supported the retention of J.P. Morgan, subject to management securing further information about any relationships between J.P. Morgan and Liberty Global and its affiliates, and establishing appropriate arrangements to address any such relationships.

On November 12, 2012, Mr. Berkett and a representative of Fried Frank telephoned Mr. Fries and Mr. Hall to communicate the decision of the Virgin Media board of directors. Mr. Berkett indicated that the Virgin Media board of directors had reemphasized its view that Virgin Media was not for sale, but had recognized that Liberty Global had moved considerably since its initial proposal. Mr. Berkett then explained that the Virgin Media board of directors had rejected Liberty Global’s October 25 letter as a basis for discussions on three grounds: (i) inadequate price, (ii) inadequate cash component of consideration, and (iii) no certainty as to the value of the stock component at the closing of any transaction. Mr. Berkett further explained that Virgin Media would only be prepared to provide Liberty Global with non-public information if Liberty Global addressed these three areas of concern, and suggested that the parties’ financial advisors should speak directly in order to consider these three points. Mr. Berkett stated that this ongoing process had constituted a significant distraction for Virgin Media and interfered with its ability to carry on its business, access the capital markets and engage in share repurchases, and, accordingly, that Liberty Global needed to respond quickly. Mr. Fries and Mr. Hall commented that the discussions remained at a very preliminary stage and Liberty Global believed that Virgin Media could conduct their business as usual, but Mr. Fries agreed that he could respond to Mr. Berkett quickly.

Also on November 12, 2012, at the direction of Virgin Media, a representative of Goldman Sachs contacted representatives of LionTree by telephone to relay the view of the Virgin Media board of directors that the cash component of the consideration proposed in Liberty Global’s October 25 letter was inadequate and that the Virgin Media board of directors was focused on achieving greater certainty and protection with respect to the value of the stock component of the proposed consideration. The Goldman Sachs representative then discussed with the LionTree representatives the possibility of including a “collar” mechanism that would involve an adjustment of the stock component of the proposed consideration if the Liberty Global stock prices fluctuated outside of an agreed range. The LionTree representatives responded that, while they would discuss the issue with Liberty Global, their belief was that such a collar mechanism would be highly unusual in a transaction of this nature. At the end of the call, the representative of Goldman Sachs reiterated Virgin Media’s view that the price proposed in Liberty Global’s October 25 letter was inadequate.

Throughout November 2012, Liberty Global management continued to consider and analyze, among other things, publicly available information regarding Virgin Media, the stock price performance of each company and general market conditions for debt and equity. Also during this time, Mr. Fries and other members of Liberty Global management kept Liberty Global board members apprised of the status of discussions with Virgin Media and of management’s understanding of Virgin Media’s business and prospects.

On November 21, 2012, Mr. Berkett spoke with Mr. Fries by telephone. As part of the negotiations, Mr. Fries addressed the three points that Mr. Berkett had raised on their November 12 telephone call. First, as to price, Mr. Fries remarked that Liberty Global had access only to public data (which by its nature is limited) and, based on that data, felt that it had already stretched beyond its comfort zone. However, Liberty Global was prepared to increase the proposed consideration from a range of $38.00 to $41.00 to a range of $40.50 to $42.00 per share of Virgin Media common stock, based on discussions between representatives of LionTree and Goldman Sachs that suggested that Virgin Media’s long range plan may have performance forecasts that could be better than Wall Street consensus estimates in various respects. Mr. Fries said that he did not believe that Liberty Global could reach above this price range. Mr. Fries emphasized that, in Liberty Global’s view, the Wall Street estimates and other public data reviewed by Liberty Global did not support that pricing, and, consequently, the proposed pricing was contingent on Liberty Global becoming comfortable with Virgin Media’s long range plan. Second, Mr. Fries stated that Liberty Global was not in a position to commit to including more than 20% cash in the proposed mix of cash and Liberty Global stock consideration. He listed a number of factors relevant to that position, including balance sheet goals for the combined company, financing needs and the need for information on Virgin Media’s long range plan. Mr. Fries noted, in this context, that a key objective of Liberty Global in the transaction would be to de-lever the combined company from Liberty Global’s then-current level of leverage, based in part upon a belief that a less leveraged company would be better for stockholders of the combined company. Mr. Fries explained his view that deleveraging would help protect against a decline in Liberty Global’s then current price-EBITDA multiple and, hopefully, would support an increase in that multiple. Mr. Fries noted that it would be more difficult to achieve the deleveraging goal if Liberty Global increased the cash component of the transaction consideration, since Liberty Global would need to finance that component with additional indebtedness. Third, with respect to the issue of certainty of value in the stock component of the transaction consideration, Mr. Fries said that he understood that Virgin Media was suggesting that the stock component of the consideration include a “collar”, i.e., that the stock component of the consideration would adjust if the Liberty Global stock prices moved outside an agreed band. Mr. Fries asserted that a collar was unprecedented in transactions of this size, and that it was not a generally accepted practice. He further said that Liberty Global would not agree to a collar under any circumstances and that this was a “deal breaker” for Liberty Global. He suggested that, for the proposed transaction to proceed, the two sides would need to get comfortable with the proposed stock exchange ratios, and the stockholders on both sides would be in a position to vote against the transaction if the exchange ratios became unsatisfactory due to market developments. Mr. Fries reiterated that Liberty Global’s proposed pricing was contingent upon Liberty Global’s ability to conduct due diligence on, and get comfortable with, Virgin Media’s long range plan. Finally, he indicated that Liberty Global was prepared to move very quickly.

Following this call, a representative of LionTree called a representative of Goldman Sachs and discussed Liberty Global’s revised proposal. The representative of LionTree reiterated that collars had not been featured in recent large transactions. The representative of Goldman Sachs explained that Liberty Global could address the issue of certainty of value by increasing the price and the cash component of the consideration and that, while he could not speak for the Virgin Media board of directors, he was not optimistic that the Virgin Media board of directors would favor the initiation of negotiations unless Liberty Global could offer substantially greater value and certainty of value to Virgin Media stockholders. On November 22, 2012, Mr. Berkett sent an email to the directors of the Virgin Media board of directors to update them on his November 21 discussions with Mr. Fries.

On November 26, 2012, the Virgin Media board of directors held a telephonic meeting, with representatives of Goldman Sachs and Fried Frank in attendance, to discuss any proposed further actions to be taken following the November 21 discussions between Mr. Berkett and Mr. Fries. Mr. Berkett updated the Virgin Media board of directors on his discussions with Mr. Fries, and recommended continued rejection of the Liberty Global proposal, subject, however, to the additional points set forth below. The Virgin Media board of directors then unanimously concluded that it was not interested in pursuing discussions with Liberty Global following the November 21 conversations since the combination of responses provided by Liberty Global with respect to the Virgin Media board of directors’ three issues (price, cash component of the consideration, and certainty of value of the stock component of the consideration) were not acceptable. However, the Virgin Media board of directors also concluded that, if Liberty Global were to increase the cash component of the consideration to at least 30%, it would authorize Mr. Berkett to provide Liberty Global with limited information regarding Virgin Media’s long range plan, subject to entering into an appropriate confidentiality and standstill agreement, in which case Mr. Berkett would also seek reciprocal information from Liberty Global. The Virgin Media board of directors noted, however, that it would not allow Liberty Global to conduct more comprehensive due diligence until Liberty Global had submitted a revised proposal that was satisfactory to the board.

Following the departure of representatives of Goldman Sachs from the meeting, the Virgin Media board of directors followed up on its discussion of November 8, 2012 and reviewed with representatives of Fried Frank the possible retention of J.P. Morgan as a second financial advisor. The Virgin Media board of directors considered information with respect to relationships that J.P. Morgan had with, and fees that it earned from, Liberty Global and certain of its affiliates, which indicated that J.P. Morgan was (along with Goldman Sachs) one of the three largest providers of investment banking services to Liberty Global and its affiliates. Management noted its belief that J.P. Morgan had special capabilities to advise the board of directors, given its leading role in the European cable sector and also given J.P. Morgan’s familiarity with Virgin Media’s proposed redomiciliation project, which Virgin Media believed could provide additional value in a potential transaction with Liberty Global. The board of directors also considered the possible retention of the alternative financial advisor, either in lieu of, or in addition to, J.P. Morgan, and concluded that the other advisor would not provide the same capacities to the Virgin Media board of directors to maximize stockholder value and that use of three financial advisors would be unwieldy. After discussion, the Virgin Media board of directors approved the retention of J.P. Morgan as Virgin Media’s second financial advisor in connection with any possible transaction with Liberty Global, on the condition that (i) J.P. Morgan would maintain an “information wall” with respect to the possible transaction between the J.P. Morgan team advising Virgin Media and the J.P. Morgan team that advised Liberty Global on unrelated matters and (ii) J.P. Morgan would be subject to restrictions on the provision of M&A financial advisory services to parties other than Virgin Media in connection with the possible transaction and on the provision of certain new financing services to Liberty Global and its subsidiaries.

On November 27, 2012, Mr. Berkett spoke with Mr. Fries by telephone. Mr. Berkett noted that he had discussed with the Virgin Media board of directors the points that Mr. Fries had raised with him on November 21, that the Virgin Media board of directors continued to hold the view that Virgin Media was not for sale and that the proposed changes to Liberty Global’s October 25 letter had not adequately addressed the board of directors’ three specific concerns. Mr. Berkett further explained that Virgin Media needed to move on, as it had put various initiatives on hold during the discussions with Liberty Global, and that, if Liberty Global wished to put forward a proposal that would address price, the cash component of the consideration and the certainty of value of the stock portion of the consideration, it would need to act quickly.

Mr. Fries reiterated that Liberty Global could not do more on price without more information and that it would not agree under any circumstances to a collar. Mr. Berkett told Mr. Fries that the Virgin Media board of directors had not insisted on a collar as such, but simply had stated that it was seeking surety based on cash and surety of Liberty Global’s share value. Mr. Fries asked for more guidance on what the Virgin Media board of directors was seeking, but Mr. Berkett refused to provide any guidance, reiterating that Virgin Media was not for sale. Mr. Fries again stated that Liberty Global would be seeking to deleverage the combined company and this limited its ability to increase materially the cash component of the consideration.

On November 30, 2012, Mr. Fries sent an e-mail to Mr. Berkett, which suggested the possibility of, but did not commit to, an increase in the cash component of the consideration described in his November 21 proposal to 30%, subject to a thorough review of the Virgin Media business and long range plan and the requirement that any combination be deleveraging for the combined business.

On December 5, 2012, a representative of Goldman Sachs (at the direction of Mr. Berkett) attended a meeting with Mr. Fries and a representative of LionTree, during which Mr. Fries said that he thought it was possible for Liberty Global to increase the portion of the cash consideration to 30%, subject to a thorough review of the Virgin Media business and long range plan and the requirement that any combination be deleveraging for the combined business. At the further direction of Mr. Berkett, the representative of Goldman Sachs noted that the top end of the proposed price range described by Mr. Fries during the November 21 discussions was not adequate. Mr. Fries responded that Liberty Global might be prepared to consider an increase but would need additional information in order to do so.

On December 7, 2012, during a regularly scheduled meeting of the Virgin Media board of directors at which representatives of Fried Frank, Goldman Sachs and J.P. Morgan were present, Mr. Berkett updated the Virgin Media board of directors regarding his discussions with Mr. Fries and the discussions that had taken place between the financial advisors. Representatives of Fried Frank reviewed with the Virgin Media board of directors the fiduciary duties of directors in the context of responding to Liberty Global’s proposals. Members of Virgin Media senior management reviewed certain key financial elements of Virgin Media’s long range plan with the Virgin Media board of directors. Representatives of Goldman Sachs and J.P. Morgan then discussed with the Virgin Media board of directors certain financial aspects of the most recent discussions with Liberty Global. The financial advisors also considered with the Virgin Media board of directors whether any third party was likely to be interested in a transaction with Virgin Media, as well as whether any third party that might have such an interest would have the capacity to implement that transaction in light of financing and other considerations.

Following discussion and in accordance with Mr. Berkett’s recommendation, the Virgin Media board of directors instructed Mr. Berkett to advise Liberty Global that its most recent proposal did not meet the Virgin Media board of directors’ expectations, but also to indicate that, subject to execution of an appropriate confidentiality and standstill agreement, the Virgin Media board of directors was prepared to allow Virgin Media and Liberty Global to conduct a limited mutual due diligence process that would principally be focused on the long range plans of each company and a few other key areas of interest. The Virgin Media board of directors also instructed Mr. Berkett to advise Liberty Global that the sole purpose of this limited due diligence would be to determine whether or not Liberty Global could present a proposal that, once and for all, would merit the initiation of negotiations. If Liberty Global did not present a proposal satisfactory to the Virgin Media board of directors, then Virgin Media would invoke the standstill and return to a “business as usual” mode.

On December 10, 2012, Mr. Berkett spoke with Mr. Fries by telephone. Mr. Berkett advised Mr. Fries of the conclusions of the Virgin Media board of directors. Mr. Fries reiterated that without some due diligence it would not be possible for Liberty Global to improve its position. Later that evening, Fried Frank sent a proposed mutual confidentiality and standstill agreement to Liberty Global. Representatives of Fried Frank engaged in negotiations with Mr. Hall and representatives of Shearman & Sterling with respect to the terms of the proposed confidentiality agreement over the following eight days. Mr. Hall was also apprised by Virgin Media that it was using J.P. Morgan as one of its financial advisors. Liberty Global began to consider which investment banking firms could be used by Liberty Global in connection with any financing transaction and to act as a financial advisor.

The Liberty Global board of directors held a regular board meeting on December 14, 2012. At this meeting, Liberty Global management provided the Liberty Global board of directors with an update on the status of the discussions with Virgin Media (including with respect to the proposed confidentiality agreement), as well as an overview of issues associated with any potential transaction, potential deal structures, the U.K. economy and market conditions, potential implications of recent stock price performance and financing considerations. Liberty Global management reiterated that discussions with Virgin Media remained very preliminary and tentative.

On December 19, 2012, Liberty Global and Virgin Media entered into a confidentiality agreement, which contained customary terms and included an 18-month standstill, which we refer to in this joint proxy statement/prospectus as the confidentiality agreement. Under the terms of the confidentiality agreement, Liberty Global was permitted to make a single confidential acquisition proposal at any time on or prior to January 11, 2013 but would be subject to the standstill if the Virgin Media board of directors did not accept that proposal as a basis for discussion. However, Liberty Global would be allowed to make confidential acquisition proposals to the Virgin Media board of directors following any public announcement that Virgin Media had entered into an agreement for a business combination transaction with a third party.

Promptly after execution of the confidentiality agreement, executives from both companies, along with their respective financial advisors, met in England on December 19, 2012, for a limited mutual due diligence session. Virgin Media provided Liberty Global with certain information about Virgin Media’s business strategy, operations and financial projections (including its long range plan), its capital structure and tax and other assets, and discussed the potential synergies to be realized in a combination between Liberty Global and Virgin Media. Liberty Global provided similar information on its business. In the next few days, the parties exchanged certain additional information on their respective budgets for the following year, their capital structure, tax and other assets, and views on the level of synergies available.

Following the December 19 due diligence meetings, Liberty Global management, in a series of telephone calls, discussed among themselves the information they had learned from Virgin Media and about the telecommunications industry in the U.K., potential financing and deal structures, potential tax considerations for Liberty Global and its stockholders and other matters. They considered this information in light of the proposed deal and its terms. Liberty Global management also considered potential redomiciliation in the U.K. and various associated issues. Following the December 19 meetings, Liberty Global’s management began discussing possible financing arrangements with Credit Suisse and Credit Suisse’s potential role as global coordinator and joint bookrunner on the financing.

On December 27, 2012, the Liberty Global board of directors held a telephonic meeting. At the meeting, senior management provided the board of directors with an update regarding discussions with Virgin Media and an overview of the due diligence session conducted on December 19, as well as of the U.K. market, general financing conditions, Virgin Media’s business and long range plan, potential tax consequences of the proposed transaction and other issues. Management indicated that after having conducted limited due diligence on Virgin Media it was in a stronger position to consider terms that could be more attractive to Virgin Media. The Liberty Global board of directors agreed with management’s plan to put forth another non-binding proposal on or before the January 11 deadline set forth in the confidentiality agreement, to negotiate with Virgin Media and to take other actions necessary in support of Liberty Global’s efforts in connection with a possible transaction. Liberty Global continued to review and analyze possible deal structures (including the creation of a new U.K. holding company) from a variety of perspectives, including financing for a possible transaction, future financial flexibility, corporate law and tax.

On January 1, 2013, Mr. Fries called Mr. Berkett to outline the financial terms of a revised transaction proposal. Mr. Fries explained that, based upon Liberty Global’s review of the information that Virgin Media had provided on December 19, 2012 and subsequently, Liberty Global was prepared to offer a consideration mix of 70% stock and 30% cash. The stock portion of the consideration would consist of LGI series A stock and LGI series C stock in proportion to the mix of those shares of Liberty Global then outstanding (approximately 57.2% of shares of LGI series A stock and 42.8% of shares of LGI series C stock). Specifically, he explained that Liberty Global was offering $12.68 in cash and a blend of 0.484 shares of LGI series A stock and LGI series C stock per share of Virgin Media common stock, which based on the closing prices of the LGI series A stock and LGI series C stock of $62.96 and $58.75, respectively, as of December 31, 2012, resulted in an implied value of approximately $42.25 per share of Virgin Media common stock. Mr. Berkett told Mr. Fries that he was not enthusiastic about the revised proposal but would discuss the proposal with the Virgin Media board of directors.

On the same day, at Mr. Berkett’s request, a representative of Goldman Sachs called a representative of LionTree to explain that Mr. Berkett would not recommend Liberty Global’s revised proposal to the Virgin Media board of directors and that there was a high likelihood that the Virgin Media board of directors would reject the proposal as inadequate. He noted that, due to an increase in the market price of Liberty Global’s stock, the proposal reflected a lower effective exchange ratio than had been implied by certain of Liberty Global’s prior proposals that had been rejected by the Virgin Media board of directors and the latest proposal did not include any provision that would provide assurance of the value of the Liberty Global stock to be received at closing.

On January 2, 2013, Mr. Fries sent Mr. Berkett a letter confirming the terms discussed on their January 1 telephone call, stating that Liberty Global was prepared to move very expeditiously and expressing the view that a transaction could be signed and announced within two to three weeks. The letter noted that the implied value per share would fluctuate prior to the signing of any transaction. The letter also noted that Liberty Global was confident of its ability to raise the required funds in a timely manner and that it would work to obtain financing commitments in parallel with negotiating a definitive agreement and completing confirmatory due diligence. The letter did not address surety of value of the stock consideration.

Later that evening, a representative of LionTree called a representative of Goldman Sachs to discuss the January 2 proposal. The LionTree representative reiterated the terms of the January 2 proposal and noted the fact that Liberty Global had put forth its proposal very quickly following the parties’ December 19 due diligence session in response to Virgin Media’s overall timing concerns.

On January 4, 2013, Liberty Global retained Credit Suisse to serve as a financial advisor to Liberty Global in connection with a possible transaction with Virgin Media, as well as potential global coordinator and joint bookrunner to Liberty Global in connection with the financing for such a transaction. (On February 3, 2013, Liberty Global selected Credit Suisse as global coordinator and joint bookrunner in connection with such financing.)

On January 7, 2013, the Virgin Media board of directors held a telephonic meeting, at which senior management and representatives of Goldman Sachs, J.P. Morgan and Fried Frank were in attendance, to discuss Liberty Global’s January 2 proposal. Representatives of Fried Frank reviewed with the Virgin Media board of directors the fiduciary duties of the directors in the context of responding to the January 2 proposal. Members of Virgin Media senior management reported on the findings of the December 19 limited mutual due diligence session and representatives of Goldman Sachs and J.P. Morgan discussed certain financial information regarding Liberty Global’s January 2 proposal and its prior proposals, as well as potential value creation opportunities that might arise in connection with a merger.

Mr. Berkett described the progress that had been made to date in improving the terms offered by Liberty Global and indicated that, in his view, further progress could only be made if the Virgin Media board of directors were to authorize him to present Liberty Global with a set of terms that the Virgin Media board of directors would be prepared to accept. The Virgin Media board of directors discussed possible terms that could be included in any proposal to be presented by Mr. Berkett to Liberty Global, focusing in particular on total price, the portion of the consideration to be comprised of cash, the exchange ratio for the portion of the consideration to be comprised of Liberty Global common stock, the mix of LGI series A stock and LGI series C stock to be included in the stock portion of the consideration, certainty of the value of the stock portion of the consideration and corporate governance issues. The Virgin Media board of directors then unanimously resolved to authorize Mr. Berkett to negotiate with Liberty Global, on the basis of the terms discussed at the board of directors meeting (and set forth below), for purposes of securing a proposal for the Virgin Media board of directors’ consideration. The board of directors further instructed Mr. Berkett to revert to the Virgin Media board of directors with the best proposal that could be obtained from Liberty Global, which the Virgin Media board of directors would either accept as the basis for proceeding with negotiations regarding the terms of a definitive agreement, reject (and invoke the standstill provision), or seek to modify.

On January 9, 2013, Mr. Berkett called Mr. Fries to explain the Virgin Media board of directors’ evaluation of Liberty Global’s January 2 proposal. Mr. Berkett noted that the Virgin Media board of directors had reviewed the January 2 proposal and determined that it was unacceptable. He stressed the need to bring the matter to a quick close given the high level of disruption that Virgin Media was experiencing as a result of the process. Mr. Berkett then outlined basic terms that he thought necessary for the Virgin Media board of directors to support proceeding with further negotiations. In particular, Mr. Berkett sought: (i) a headline (pre-cash) exchange ratio of approximately 0.75 shares of Liberty Global common stock per share of Virgin Media common stock, which based on the volume-weighted average trading price of the LGI series A stock over the prior 20 days would equate to approximately $47.00 per share; (ii) that the stock component of the consideration be comprised exclusively of LGI series A stock; (iii) that 30% of the total consideration per share (or approximately $14.00 per share) be paid in cash, (iv) that a minimum of three members of the Virgin Media board of directors join the board of directors of the combined company at closing, (v) that Virgin Media be allowed to terminate any definitive agreement in the event of a decline in the value of the stock portion of the consideration below an agreed threshold (a so-called “walk-away” right), and (vi) that Virgin Media be allowed affirmatively to solicit alternative transactions proposals for a specified period following announcement of a transaction (a so-called “go shop” provision).

On January 11, 2013, Mr. Fries called Mr. Berkett and informed him that, having considered the results of its limited due diligence review, the positive increase in Liberty Global’s stock price and other factors, Liberty Global was prepared to consider a further adjustment to its offer. On January 12, 2013, Mr. Fries delivered to Mr. Berkett a non-binding summary of terms that included a value of $44.75 per share, comprised of $15.50 in cash and $29.25 in a blend of LGI series A stock and LGI series C stock (based on a fixed exchange ratio set at signing). Mr. Berkett told Mr. Fries that the proposed price was not sufficient. Mr. Fries told Mr. Berkett that the split of LGI series A stock and LGI series C stock was fixed and would not be negotiated, and that an issuance by Liberty Global of only voting stock to Virgin Media stockholders could excessively dilute the voting interests of Liberty Global stockholders. Under the revised proposal, Liberty Global also proposed to invite one member of the Virgin Media board of directors to join the board of directors of the combined company, rejected both the concept of a “walk-away” right and a “go-shop” provision and expressed Liberty Global’s intention to structure the transaction in a way that would result in a redomiciliation of the combined company to the U.K. Mr. Fries emphasized to Mr. Berkett that Liberty Global viewed the transaction as an acquisition and not a merger of equals, and, consequently Virgin Media’s points regarding governance matters were not acceptable.

Following delivery of the January 12 proposal, Liberty Global management continued to work internally on the terms of a possible transaction, including with respect to possible financing arrangements, deal structure and merger agreement terms such as customary deal protections, exchange ratio mechanisms and other matters.

On January 13, 2013, Mr. Berkett called Mr. Fries to set out Virgin Media’s objections to the January 12 proposal. Based on prior conversations with members of Virgin Media’s board of directors, Mr. Berkett addressed not only overall price and the amount of cash to be included in the consideration but also the significant concerns of the Virgin Media board of directors regarding governance and legal matters and provisions relating to assuring the value of the stock portion of the consideration. Mr. Fries indicated that Liberty Global could have room to move on price. On that basis, Mr. Berkett agreed to meet with Mr. Fries in New York on the morning of January 15, 2013.

On January 14, 2013, Mr. Fries sent Mr. Berkett an email indicating that Liberty Global had little room left on price. Mr. Berkett responded that, on that basis, there seemed little reason to meet and he was canceling the meeting in New York on January 15, 2013. Following this exchange of emails, representatives of Goldman Sachs and LionTree spoke on several occasions throughout the day on January 14, 2013 regarding the status of the proposed meeting. After further conversations, the parties concluded that it would make sense for their teams to meet in New York.

On January 15, 2013, representatives of Virgin Media and Liberty Global met in New York, together with representatives from Fried Frank, Goldman Sachs, J.P. Morgan and LionTree. Mr. Berkett and Mr. Fries were present. At the meeting, Mr. Berkett informed Liberty Global that he would be prepared to recommend to the Virgin Media board of directors a transaction with (i) a headline value of $47 per share of Virgin Media common stock, comprised of 40% cash with an exchange ratio for the stock component to be set based on the blended 20-day volume-weighted average trading prices for the LGI series A stock and LGI series C stock of $63.67 and $59.59, respectively, through January 14, 2013, (ii) multiple board seats, (iii) a “walk away” right, and (iv) a “go shop” right. After some negotiation, Liberty Global responded with a proposal of $17 in cash and 0.451 shares of Liberty Global common stock (based on a blend of shares of LGI series A stock and LGI series C stock in proportion to what was currently outstanding) per share of Virgin Media common stock, which proposal Liberty Global described as having an implied value of approximately $46.30, based on the January 14 closing prices of the LGI series A stock and the LGI series C stock of $66.77 and $62.77, respectively. Mr. Fries said that Liberty Global was not prepared to discuss an increase in the number of board seats, given that the transaction was an acquisition by Liberty Global, or any “walk away” or “go shop” rights, which Liberty Global and its advisors believed were not customary. Mr. Berkett advised that he would not put this proposal to the Virgin Media board of directors but agreed to return for further discussions after a Virgin Media board of directors’ meeting scheduled for later that day.

Later on January 15, 2013, the Virgin Media board of directors held a meeting by videoconference and teleconference, with representatives of Goldman Sachs, J.P. Morgan and Fried Frank in attendance. Mr. Berkett updated the Virgin Media board of directors regarding the discussions with Liberty Global earlier that day and then turned to a discussion of strategy regarding the further negotiations to be held with Liberty Global later in the afternoon. First, Mr. Berkett asked the Virgin Media board of directors to consider issues relating to the proposed “go shop” and “walk away” rights, as well as the number of board seats, and to consider how he might address these points in his next meeting with representatives of Liberty Global, since Liberty Global had responded forcefully that the Virgin Media proposals on these points were not acceptable. The Virgin Media board of directors considered, and discussed with management and Virgin Media’s financial and legal advisors, whether the demands for “go shop” and “walk away” provisions could be modified.

Later that day, representatives of Virgin Media and Liberty Global met again in New York, together with their legal and financial advisors. Mr. Berkett and Mr. Fries were present. After further negotiation, the parties reached a preliminary understanding on the points under discussion, subject to completion of mutual due diligence and negotiation of definitive documents, regarding a possible transaction that would provide for proposed consideration consisting of $17.50 in cash and 0.451 shares of Liberty Global common stock (based on the same blend of shares of LGI series A stock and LGI series C stock in proportion to what was currently outstanding) per share of Virgin Media common stock. The proposed consideration had an implied value of approximately $46.85 per share of Virgin Media common stock based on closing prices for the LGI series A stock and LGI series C stock of $66.77 and $62.77, respectively, as of January 14, 2013. In addition, Liberty Global proposed to meet with at least three directors of Virgin Media and to appoint one current Virgin Media director to the board of directors of the combined company and to appoint one current Virgin Media director to a new U.K. advisory board to be formed to provide general guidance to the combined company on U.K. matters, such as political, economic, cultural and regulatory matters. The parties also discussed provisions whereby, in lieu of a go-shop, which had been rejected by Liberty Global, Virgin Media would be subject to a termination fee equal to only 1.5% of Virgin Media’s equity value in the event the merger agreement was terminated by Virgin Media so that it could enter into a transaction with a third party who had submitted a proposal to Virgin Media in the first 30 business days following the announcement of any transaction with Liberty Global. It was also discussed that a termination fee of 3% of Virgin Media’s equity value would apply in certain other circumstances.

In addition, with respect to assuring the value of the stock portion of the consideration to be received at closing, the parties discussed provisions whereby the Virgin Media board of directors would be entitled to change its recommendation to the Virgin Media stockholders without having to pay a termination fee (except if there was a pending third party acquisition proposal at the time of the Virgin Media stockholders meeting and the Virgin Media stockholders voted against the adoption of the merger agreement) if the value of the Liberty Global stock declined by a specified amount, both in comparison to its value on January 14, 2013 and in comparison to an index of comparable companies. Further, in order to ensure that Virgin Media stockholders would know the valuation of the Liberty Global consideration at a time nearly contemporaneous with the closing of the transaction, the parties discussed provisions whereby Virgin Media would have the right to postpone its stockholders meeting on the merger agreement until all other closing conditions had been satisfied and it would be possible to complete the transaction within a short period of time following the stockholders meeting. In connection with these discussions, Liberty Global acknowledged that the closing conditions to the merger would not include a condition as to the ultimate tax treatment for either set of stockholders.

On January 16, 2013, representatives of Liberty Global, Virgin Media and their respective legal advisors met to discuss the process for negotiating definitive transaction documents and related matters. The parties discussed timelines and responsibilities for due diligence and production of the merger agreement and ancillary agreements. Virgin Media’s legal advisors also indicated that Virgin Media required Mr. Malone and certain affiliated parties to agree to vote their Liberty Global shares in favor of the transaction. Mr. Hall indicated that this decision would be up to Mr. Malone. The parties also discussed a process for moving forward with respect to the financing for the transaction and for progressing talks on the steps required to effect a U.K. holding company structure. Subsequently, Mr. Hall discussed the demand for a support agreement with Mr. Fries and contacted legal advisors for Mr. Malone, Baker Botts L.L.P. in New York, which we refer to in this joint proxy statement/prospectus as Baker Botts.

On January 17, 2013, the Virgin Media board of directors held a telephonic meeting, with representatives of Goldman Sachs, J.P. Morgan and Fried Frank in attendance. Mr. Berkett reported on his discussions with Liberty Global with respect to certain aspects of a proposed transaction, subject to agreement on the terms of, and execution of, definitive transaction documentation, agreement with respect to the terms of the proposed financing, agreement on how to implement a U.K. holding company structure, satisfaction with the results of mutual due diligence, board of directors’ approval, execution of the support agreement by Mr. Malone and certain other matters. Representatives of Fried Frank discussed certain legal considerations relating to the proposed transaction and representatives of Goldman Sachs and J.P. Morgan discussed certain financial aspects of the proposed transaction. Mr. Berkett then said that it was his recommendation that Virgin Media proceed to negotiate a merger agreement with Liberty Global. Following discussion, the Virgin Media board of directors authorized further negotiations and instructed management to proceed with the other steps required to enter into definitive agreements in respect of a transaction, including completion of mutual due diligence. Mr. Berkett noted to the Virgin Media board of directors the intention that negotiations be completed no later than February 6, 2013, which was the date scheduled for Virgin Media’s 2012 earnings announcement.

On January 18, 2013, Fried Frank provided a preliminary draft of the merger agreement to Shearman & Sterling and, on January 19, 2013, Fried Frank sent Shearman & Sterling an initial draft of the support agreement, which Shearman & Sterling forwarded to Baker Botts. Liberty Global continued to plan the financing for the proposed transaction, working with Credit Suisse, and identified other potential lenders.

On January 21, 2013, each party granted the other access to electronic data rooms for purposes of responding to the parties’ respective due diligence requests. The parties continued to add documents to their respective data rooms until shortly before execution of the merger agreement on February 5, 2013. In addition, Liberty Global and Virgin Media, together with representatives of Goldman Sachs, J.P. Morgan, LionTree, Credit Suisse and the parties’ respective auditors and legal advisors, conducted various due diligence meetings and telephone calls throughout the weeks of January 21 and January 28, 2013.

On January 22, 2013, Mr. Berkett met with Mr. Fries for dinner in Zurich. They discussed the fact that Virgin Media would not accept a financing condition in the merger agreement, and also discussed continued use of the Virgin brand, certain personnel and cultural issues and the selection of a candidate from the Virgin Media board of directors to serve on the Liberty Global board of directors.

On the same day, Shearman & Sterling sent Fried Frank an issues list relating to the draft merger agreement and draft support agreement.

On numerous occasions between January 22 and February 5, 2013, Virgin Media, Liberty Global, Milbank, Tweed, Hadley & McCloy LLP (Virgin Media’s financing counsel), and Ropes & Gray LLP (Liberty Global’s financing counsel), which we refer to in this joint proxy statement/prospectus as Milbank and Ropes & Gray, respectively, had discussions regarding the provisions in the merger agreement regarding Liberty Global’s financing for the mergers and Virgin Media’s ongoing cooperation in obtaining this financing. The parties also discussed the form and scope of financing, including the degree of certainty thereunder, that Liberty Global would have in place at the time the merger agreement was executed. Ropes & Gray provided Virgin Media and Milbank with multiple drafts of financing documents, which Virgin Media and Milbank reviewed for consistency with the merger agreement’s provisions with respect to Liberty Global’s obligations to obtain committed financing to pay the merger consideration, to refinance Virgin Media’s existing indebtedness (to the extent required) and to pay fees and expenses. The parties also discussed in detail the merger structure with Shearman & Sterling and Fried Frank.

During the week of January 21, 2013, representatives of Virgin Media and Liberty Global, together with representatives of Fried Frank, Milbank, Shearman & Sterling, and LionTree met in New York and London by videoconference to discuss issues in connection with the draft merger agreement. During these meetings, the parties addressed many issues, including:

•

whether Mr. Malone and certain affiliated parties would be required to vote their shares of Liberty Global common stock in favor of the mergers even if the Liberty Global board of directors changed its recommendation of the transactions;

•

the process for selecting the member of the Virgin Media board of directors who would serve on the board of directors of the combined company and the minimum tenure of that director following closing of the mergers;

•

the scope of the provisions of the merger agreement limiting the ability of Virgin Media to solicit alternative transaction proposals, the availability and scope of Liberty Global’s matching rights with respect to competing proposals and whether Virgin Media would be able to terminate the merger agreement to accept a competing proposal (including with respect to a party that had approached Virgin Media in the first 30 business days following the execution of the merger agreement) and the conditions and terms of termination fees applicable following termination of the merger agreement;

•

whether Virgin Media would be required to reimburse Liberty Global for any of its expenses in the event that the Virgin Media stockholders voted against adoption of the merger agreement and, if so, whether these expenses would include any expenses related to obtaining the financing necessary to complete the transaction;

•

whether Liberty Global would be subject to reciprocal provisions limiting its ability to solicit acquisition proposals and whether Liberty Global would be required to pay a termination fee under any circumstances;

•

with respect to the Virgin Media board of directors’ right to change its recommendation if the Liberty Global share price declined by comparison to its value on January 14, 2013 and by comparison to an index of comparable companies, the composition of the index (including whether Liberty Global itself would be included in the index), how the companies would be weighted in the index and how the decline would be measured;

•

whether Liberty Global would have the right to terminate the merger agreement in the event that the Virgin Media board of directors changed its recommendation in connection with such a decline in the Liberty Global share price;

•

the scope of the provisions in the merger agreement requiring Liberty Global to obtain the financing required to complete the transactions and Virgin Media’s obligations to cooperate in obtaining such financing;

•	whether the merger agreement would include a provision allowing Liberty Global to terminate the agreement in the event of certain adverse developments in the financing markets; and

•	the treatment of Virgin Media’s outstanding equity awards.

During these meetings, the parties also discussed a process for finalizing the structure for implementing the creation of a new U.K. holding company.

On January 26, 2013 Shearman & Sterling sent Fried Frank a revised draft merger agreement that, to a large extent, tracked the positions taken by Liberty Global at the meetings held during the preceding days. Over the next ten days, counsel to the parties and executives from each company held numerous discussions and negotiations with respect to, and exchanged multiple revised drafts of, the merger agreement. These negotiations addressed both the issues described above and other issues, including mutual representations and warranties, the limitations that would apply to Virgin Media’s conduct of business prior to closing the transaction, whether Liberty Global would be able to take certain significant actions prior to closing the transaction, the level of specificity for implementing the creation of a U.K. holding company to be included in the merger agreement and whether, and to what extent, Liberty Global would be able to change the proposed transaction structure without Virgin Media’s consent.

On January 31, 2013, the Liberty Global board of directors held a special telephonic meeting, together with members of senior management and representatives of LionTree and Shearman & Sterling, to consider the proposed transaction. Senior management discussed the status of the negotiations with Virgin Media and reviewed with the board of directors the structure of the proposed transaction, including the fact that the transaction structure would result in the combined company’s parent entity being an English company. Senior management also reviewed certain financial aspects of the transaction, including with respect to Liberty Global’s debt financing and the results of Liberty Global’s due diligence review of Virgin Media. Mr. Hall and Shearman & Sterling reviewed with the Liberty Global board of directors its fiduciary duties under applicable law, described to the board of directors the status of discussions with respect to some of the other material terms of the draft merger agreement and provided an overview of the material corporate governance similarities and differences between Delaware law and English law. The Liberty Global board of directors also discussed with its advisors and management the potential tax consequences to Liberty Global and its stockholders that may result from the proposed transaction.

On February 2, 2013, Shearman & Sterling distributed a revised draft of the support agreement prepared by Baker Botts. On February 3, 2013, representatives of Fried Frank, Shearman & Sterling and Baker Botts spoke by telephone to discuss issues raised by the revised draft support agreement. During this call, the parties addressed, among other things:

•	whether any shares of LGI series A stock held by Mr. Malone and certain affiliated parties would be subject to the voting requirements of the support agreement;

•

whether Mr. Malone and certain affiliated parties would be required to vote in favor of the mergers in the event the Liberty Global board of directors changed its recommendation of the transactions and, if so, whether there would be a provision providing that such shares (or a portion of such shares) would be voted in proportion to the votes cast by Liberty Global’s other stockholders; and

•	under what circumstances Liberty Global and Virgin Media could modify the terms of the merger agreement without Mr. Malone’s consent.

Over the next two days, representatives of Fried Frank and Baker Botts spoke on several occasions with respect to the issues described above, and exchanged revised drafts of the support agreement.

On February 4, 2013, the Virgin Media board of directors held a telephonic meeting to discuss the financial terms of the engagement letters to be entered into with Goldman Sachs and J.P. Morgan. Following discussion of the contributions made by each of the financial advisors, the Virgin Media board of directors unanimously approved the proposed terms of the engagement letters, which were executed shortly thereafter.

Also on February 4, 2013, Liberty Global’s management held a conference call for members of the Liberty Global board of directors, with Shearman & Sterling in attendance, at which board members asked senior management questions regarding the structure of the proposed transaction, the terms of the merger agreement and the support agreement and potential tax consequences to Liberty Global and its stockholders that may result from the proposed transaction. Specifically, the directors discussed the impact that potential tax consequences of the proposed transaction could have on the Company and its stockholders and the potential benefits to the Company and its stockholders that may result going forward from the proposed transaction. The directors also discussed the fact that detailed disclosure regarding potential tax consequences of the proposed transaction would need to be included in the joint proxy statement/prospectus filed with the SEC (and the joint proxy statement mailed to stockholders) in connection with the proposed transaction.

Late on February 4, 2013, the Financial Times published a story on its website reporting on negotiations between Virgin Media and Liberty Global. After consultation with Liberty Global, Virgin Media issued an announcement early on February 5, 2013 confirming that discussions concerning a possible transaction were taking place.

On February 5, 2013, the Virgin Media board of directors convened by videoconference and teleconference, with certain members of senior management and representatives of Goldman Sachs, J.P. Morgan, Fried Frank and Milbank in attendance. Representatives of Fried Frank summarized the principal terms and conditions of the proposed merger agreement and support agreement and discussed the legal standards applicable to the duties of directors in considering the potential transaction. Members of Virgin Media’s management then reported on the results of their due diligence process, summarizing their own analysis and certain business and accounting due diligence reports prepared by outside consultants. Management also provided a summary of the financing arrangements supporting the contemplated transaction, as well as certain tax considerations. Representatives of Goldman Sachs then presented its financial analyses of the proposed merger and delivered an oral opinion to the Virgin Media board of directors, which was confirmed by delivery of a written opinion dated February 5, 2013, that, as of such date and based upon and subject to the limitations and assumptions set forth therein, the VMI merger consideration to be paid to the holders of Virgin Media common stock (other than Liberty Global and its affiliates) was fair from a financial point of view to such holders. See “—Opinions of Virgin Media’s Financial Advisors—Opinion of Goldman Sachs”. Representatives of J.P. Morgan then presented its financial analyses of the proposed merger and delivered an oral opinion to the Virgin Media board of directors, which was confirmed by delivery of a written opinion dated February 5, 2013, that, as of such date and based upon and subject to the limitations and assumptions set forth therein, the VMI merger consideration to be paid to the holders of Virgin Media common stock was fair from a financial point of view to such holders. See “—Opinions of Virgin Media’s Financial Advisors—Opinion of J.P. Morgan”.

The Virgin Media board of directors then discussed the proposed transaction with senior management. See “—Virgin Media’s Reasons for the Mergers and Recommendation of the Virgin Media Board of Directors” for a discussion of the factors considered by the Virgin Media board of directors in concluding that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Virgin Media and its stockholders. The Virgin Media board of directors unanimously resolved that the merger agreement and the transactions contemplated by the merger agreement, as well as the support agreement, were advisable, fair to and in the best interests of Virgin Media’s stockholders. The Virgin Media board of directors then unanimously voted to approve the merger agreement and the transactions contemplated by the merger agreement and the support agreement and to recommend that the Virgin Media stockholders approve the merger agreement. The Virgin Media board of directors also approved the support agreement, the acquisition of the Virgin Media shares as contemplated by the merger agreement for purposes of Section 203 of the Delaware General Corporation Law, which we refer to in this joint proxy statement/prospectus as the DGCL, an amendment to the Virgin Media stockholder rights plan to permit the merger and certain bondholder consent solicitations in connection with the financing of the transaction.

Also on February 5, 2013, the Liberty Global board of directors convened, in person and by teleconference, with certain members of senior management and representatives of LionTree, Credit Suisse and Shearman & Sterling in attendance. Shearman & Sterling reviewed with the directors their fiduciary duties in considering the proposed transaction. Senior management provided an overview of the final results of Liberty Global’s due diligence review of Virgin Media, as well as the material terms of the merger agreement, including the modifications in some of those material terms since the January 31 meeting of the Liberty Global board of directors. Senior management explained to the board of directors that, in connection with the proposed transaction, Virgin Media required that Mr. Malone sign a support agreement and reviewed the proposed terms of the support agreement to the board of directors. The Liberty Global board of directors requested that, at the appropriate time, Mr. Malone sign the support agreement to enable the proposed transaction to proceed. Representatives of LionTree then presented LionTree’s financial analyses regarding the proposed mergers and LionTree delivered its oral opinion to the Liberty Global board of directors, which was confirmed by delivery of a written opinion dated February 5, 2013, that, as of such date and based upon and subject to the limitations and assumptions set forth therein, the VMI merger consideration to be paid in connection with the mergers was fair to Liberty Global from a financial point of view. See “—Opinions of Liberty Global’s Financial Advisors—Opinion of LionTree.” Representatives of Credit Suisse then presented its financial analyses of the proposed mergers and delivered an oral opinion to the Liberty Global board of directors, which was confirmed by delivery of a written opinion dated February 5, 2013, that, as of such date and based upon and subject to various assumptions, matters considered and limitations described therein, the VMI merger consideration was fair, from a financial point of view, to Liberty Global. See “—Opinions of Liberty Global’s Financial Advisors—Opinion of Credit Suisse”.

After considering the proposed terms of the merger agreement, and taking into consideration the matters discussed during that meeting and prior meetings of the board of directors, including the factors described under “—Liberty Global’s Reasons for the Mergers and Recommendation of the Liberty Global Board of Directors”, the Liberty Global board of directors unanimously determined that the merger agreement and the transactions contemplated therein, including the mergers, were advisable and in the best interests of Liberty Global and the Liberty Global stockholders, approved the merger agreement and resolved to recommend that the Liberty Global stockholders adopt the merger agreement.

Over the course of the day on February 5, 2013, the merger agreement was finalized and was executed and delivered by Liberty Global and Virgin Media that evening, and Virgin Media and Liberty Global then issued a joint press release announcing the transaction. Senior management of Virgin Media and Liberty Global held a joint conference call on February 6, 2013 to announce their respective boards of directors’ agreement on the terms for the mergers.

The parties amended the merger agreement on March 6, 2013. The amendment provides that Virgin Media stock options and stock units granted in 2013 (and converting into New Liberty Global equivalent awards) will not vest on an accelerated basis if the holder is subject to an involuntary termination (including a termination of the holder’s employment without cause or the holder’s resignation for good reason) on or prior to December 31, 2014. In addition, holders of converted stock options granted prior to 2013 will have up to two years to exercise the converted options following an involuntary termination on or prior to December 31, 2014 if certain service criteria are satisfied.

In April 2013, Virgin Media learned that J.P. Morgan had prepared an unsolicited presentation for Liberty Global, dated November 7, 2012, based solely on publicly available information, proposing a business combination transaction with Virgin Media. The presentation had been provided to Liberty Global for purposes of soliciting Liberty Global’s retention of J.P. Morgan. The presentation included financial analyses relating to a potential transaction at acquisition prices ranging from $34.14 to $48.77 per share of Virgin Media common stock, and considered a series of options, including scenarios involving indicative consideration consisting of either (i) $40.00 per share in cash or (ii) cash and stock with a blended value of $36.51 per share. J.P. Morgan provided the presentation to Liberty Global prior to Virgin Media’s request that J.P. Morgan act for it in addressing Liberty Global’s proposals. Following receipt of the presentation, Liberty Global did not seek to engage J.P. Morgan in connection with a transaction involving Virgin Media. One of the individuals involved with the November presentation to Liberty Global subsequently led the J.P. Morgan team advising Virgin Media.

Liberty Global’s Reasons for the Mergers and Recommendation of the Liberty Global Board of Directors

At a special meeting of the Liberty Global board of directors held on February 5, 2013, the Liberty Global board of directors, by unanimous vote, determined that the mergers are in the best interests of Liberty Global stockholders, approved the merger agreement and declared its advisability. The Liberty Global board of directors unanimously recommends that Liberty Global stockholders vote “FOR” the New Liberty Global share issuance, “FOR” the adoption of the merger agreement and “FOR” the Liberty Global adjournment proposal.

In reaching its decision that the mergers are in the best interests of the Liberty Global stockholders, its decision to approve the merger agreement and its decision to recommend that Liberty Global stockholders vote to approve the New Liberty Global share issuance and adopt the merger agreement, the Liberty Global board of directors consulted with Liberty Global management, as well as its financial and legal advisors and other representatives and, at its February 5, 2013 meeting, and at other meetings at which it considered the proposed acquisition of Virgin Media, the Liberty Global board of directors considered a number of factors.

The reasons in favor of the mergers considered by the Liberty Global board of directors include, but are not limited to, the following:

•

the complementary strengths of Liberty Global and Virgin Media across their product suite, including their aligned triple-play products, roadmap and expertise across digital TV, broadband internet and telephony services;

•	the experience of Liberty Global in integrating acquired companies;

•

the fact that, because Liberty Global stockholders would hold approximately 64% of the New Liberty Global shares upon completion of the mergers, Liberty Global stockholders would have the opportunity to participate in the future performance of New Liberty Global;

•	Liberty Global’s and Virgin Media’s respective competitive positions, including the strength of Virgin Media’s competitive position in the U.K. market;

•	that the mergers would enhance Liberty Global’s worldwide footprint, with networks passing 47 million homes and serving 25 million customers across 14 countries;

•	the fact that the companies’ combined expertise in mobile and B2B services offers additional growth opportunities for New Liberty Global in the U.K. and elsewhere;

•	the anticipated potential to monetize the combined group’s customer base and deliver each company’s current customers enhanced bundled and premium services;

•

the expectation of Liberty Global management that, following the complete integration of Liberty Global and Virgin Media, New Liberty Global expects to generate approximately $110 million in yearly operating synergies and $70 million in yearly capital expenditure synergies, driven by scale advantages across core functional areas;

•	the anticipated ability to leverage the financial strength of the companies, which collectively generated $16.8 billion of revenue in 2012;

•

the expectation that immediately following the mergers, the combined company’s ratio of debt to annualized operating cash flow, or leverage ratio, would be modestly lower than Liberty Global’s standalone leverage ratio, which was 5.3x at December 31, 2012, and that the combined company would have increased financial flexibility to further deleverage to a target leverage ratio in the range of 4.5x by December 31, 2014;

•

the limited number and nature of the conditions to the parties’ obligations to complete the mergers and the belief of the Liberty Global board of directors of the likelihood of satisfying such conditions;

•	the view of the Liberty Global board of directors, after consultation with counsel, that the transaction is not expected to present material regulatory issues;

•	the belief of the Liberty Global board of directors and its financial advisors that it was likely that Liberty Global would be able to obtain the necessary financing and that the combined company would be able to service, pay down or refinance any indebtedness incurred in connection with the mergers and to comply with the financial covenants applicable to such indebtedness, after its review and discussion of various factors, including (i) the terms of Virgin Media’s current indebtedness and (ii) the terms of the proposed financing for the mergers (including fees and interest);

•

that the LGI mergers have been structured such that, for U.S. federal income tax purposes, (i) Liberty Global will not recognize any gain or loss, and (ii) if specified conditions (some involving future events) are satisfied, the share exchange by Liberty Global stockholders may be tax-free;

•

that having New Liberty Global, a U.K. company, as the new public holding company may improve the ability of Liberty Global and Virgin Media to maintain a competitive worldwide effective tax rate as most of its operations will be located in Europe;

•

the fact that the Liberty Global board of directors has the right under the merger agreement to withdraw its recommendation to the Liberty Global stockholders that they (i) approve the New Liberty Global share issuance and (ii) adopt the merger agreement, if the Liberty Global board of directors determines, in its good faith judgment prior to the Liberty Global special meeting and after consultation with its outside legal counsel, that the failure to withdraw its recommendation of such issuance of New Liberty Global shares and adoption of the merger agreement would be inconsistent with the Liberty Global board of directors’ fiduciary duties under applicable law;

•

the fact that, in connection with the merger agreement and the mergers, the Malone LG 2013 Charitable Remainder Unitrust, which we refer to in this joint proxy statement/prospectus as the Malone Trust, Mr. John C. Malone and Mrs. Leslie Malone entered into the support agreement with Virgin Media, pursuant to which they agreed to vote, subject to the terms and conditions in the support agreement, all of the shares of LGI series B stock beneficially owned by the Malone Trust together with any LGI series A stock owned of record (including through brokerage accounts) by Mr. Malone or Mrs. Malone in favor of the New Liberty Global share issuance and the adoption of the merger agreement and against alternative and other transactions, which, among other considerations, the Liberty Global board of directors viewed as increasing the proposed transaction’s level of certainty;

•	the fact that the Liberty Global stockholders will have an opportunity to vote on (i) the approval of the New Liberty Global share issuance and (ii) the adoption of the merger agreement;

•

the fact that Virgin Media is obligated to pay Liberty Global a termination fee of either $235 million or $470 million in certain circumstances, as more fully described under “The Merger Agreement—Payment of Certain Fees and Expenses”;

•

the fact that Virgin Media is obligated to reimburse Liberty Global for up to $35 million in out-of-pocket expenses under certain circumstances, as more fully described under “The Merger Agreement—Payment of Certain Fees and Expenses”;

•

the financial analysis reviewed by LionTree with the Liberty Global board of directors, and the oral opinion to the Liberty Global board of directors (which was confirmed in writing by delivery of LionTree’s written opinion dated February 5, 2013), with respect to the fairness, from a financial point of view, to Liberty Global of the VMI merger consideration to be paid in connection with the mergers, as of February 5, 2013, together with the related written opinion which was based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by LionTree in preparing its opinion, as described under “The Mergers—Opinions of Liberty Global’s Financial Advisors—Opinion of LionTree”; and

•

the financial analyses presented by Credit Suisse to the Liberty Global board of directors and the related opinion of Credit Suisse, dated February 5, 2013, addressed to the Liberty Global board of directors as to the fairness, from a financial point of view, to Liberty Global of the VMI merger consideration, which opinion was based on and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken as more fully described below under “The Mergers—Opinions of Liberty Global’s Financial Advisors—Opinion of Credit Suisse”.

The Liberty Global board of directors also considered the following potentially negative factors associated with the mergers:

•

the exchange ratio for shares of Virgin Media common stock is fixed and will not adjust downwards to compensate for any changes in the price of Liberty Global’s common stock or Virgin Media’s common stock prior to completion of the mergers;

•

the right of the board of directors of Virgin Media under the merger agreement to withdraw its recommendation to the Virgin Media stockholders that they adopt the merger agreement in certain circumstances, including where the price of Liberty Global’s stock (calculated as the sum of (x) 0.573 multiplied by the closing price of the LGI series A stock and (y) 0.427 multiplied by the closing price of the LGI series C stock, and averaged over a period of ten consecutive trading days immediately preceding the 15th trading day prior to the date of the Virgin Media special meeting) (i) is lower than $52.05 and (ii) has declined (as measured against a reference price of $65.06) by an amount that is 20% more than any decline of an index of ten specified companies (which includes Liberty Global);

•	the potential diversion of management resources from operational matters and the opportunity costs associated with the mergers prior to the completion or abandonment of the mergers;

•

the fact that the directors and executive officers of Liberty Global may have interests in the mergers that are different from, or in addition to, the interests of the Liberty Global stockholders, as more fully described under “—Interests of Liberty Global Directors and Executive Officers in the Mergers”;

•

that the U.S. federal income tax treatment of the share exchange by Liberty Global stockholders pursuant to the LGI mergers is not certain and Liberty Global stockholders may be subject to U.S. federal income tax on their share exchange without receiving any cash consideration;

•

the fact that Liberty Global is obligated to pay Virgin Media a termination fee of $470 million in certain circumstances, as more fully described under “The Merger Agreement—Payment of Certain Fees and Expenses”;

•

the fact that Liberty Global is obligated to reimburse Virgin Media for up to $35 million in out-of-pocket expenses under certain circumstances, as more fully described under “The Merger Agreement—Payment of Certain Fees and Expenses”;

•	the risk that the potential synergies and other benefits of the mergers may not be realized or that New Liberty Global will not be successful in implementing its business plan for the combined group;

•

the fact that the merger agreement contains certain customary restrictions on the ability of Liberty Global to conduct its business in the period between signing and closing, in that Virgin Media’s consent is required in respect of the issuance of shares of Liberty Global capital stock above a certain threshold, the acquisition or divestiture of assets above a certain threshold, and other matters commonly subject to pre-closing restrictions (see “The Merger Agreement—Conduct of Business Pending the Mergers—Conduct of Business by Liberty Global”);

•	the risks arising from the challenges of integrating the businesses, management teams, strategies, cultures and organizations of the two companies, including the possibility that the mergers and the resulting integration process could result in the loss of key employees, the disruption of on-going business and the loss of customers;

•

the risk that the mergers might not be consummated on a timely basis despite the parties’ efforts, and, if the mergers are not closed by the outside date for completion of the mergers, the fact that the merger agreement may be terminated by either party;

•	the impact of costs and expenses related to the mergers, including integration expenses, on New Liberty Global’s financial position; and

•	other applicable risks described in the section of this joint proxy statement/prospectus entitled “Risk Factors” beginning on page 40.

In the judgment of the Liberty Global board of directors, however, these potential risks were favorably offset by the potential benefits of the mergers discussed above.

In addition, the Liberty Global board of directors also considered that because the exchange ratio under the merger agreement is fixed, the value of the equity consideration payable to Virgin Media stockholders in the mergers could change between the signing of the merger agreement and the completion of the mergers as a result of, among other things: (i) a change in the value of the respective businesses of Liberty Global and Virgin Media, (ii) the amount of cash generated by Liberty Global and Virgin Media prior to closing, (iii) the amount of revenue synergies and cost savings anticipated to be obtained as a result of the mergers, (iv) changes in the equity markets, (v) changes in the financial markets, including changes in borrowing costs, and (vi) changes in the regulatory environment and the political outlook insofar as they effect market perspectives on regulatory initiatives.

The foregoing discussion is not intended to be exhaustive, but Liberty Global believes it addresses the material information and factors considered by the Liberty Global board of directors in its consideration of the mergers, including factors that may support the mergers, as well as factors that may weigh against them. In view of the variety of factors and the amount of information considered, the Liberty Global board of directors did not find it practicable to quantify or otherwise assign relative weights to and did not make specific assessments of the factors considered in reaching its determination. In addition, the Liberty Global board of directors did not undertake to make a specific determination as to whether each factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and individual members of the Liberty Global board of directors may have given different weights to different factors.

Virgin Media’s Reasons for the Mergers and Recommendation of the Virgin Media Board of Directors

At a board meeting held on February 5, 2013 at which all of the directors were present, the Virgin Media board of directors unanimously (i) determined that the terms of the merger agreement, the support agreement and the transactions contemplated thereby, including the first VMI merger, are fair to and in the best interests of the Virgin Media stockholders, (ii) approved and declared advisable the merger agreement, the support agreement and the transactions contemplated thereby, including the first VMI merger and (iii) resolved to recommend that the Virgin Media stockholders vote in favor of the adoption and approval of the merger agreement and the transactions contemplated thereby, including the first VMI merger.

In the course of reaching its recommendation, the Virgin Media board of directors consulted with Virgin Media’s management and its financial and legal advisors and considered a number of factors, including the following material factors and benefits of the mergers, each of which the Virgin Media board of directors believes supported its recommendation:

•	The aggregate value and composition of the merger consideration to be received by Virgin Media stockholders in the mergers, including that the VMI merger consideration with a value of $47.87 per share of Virgin Media common stock, based upon the cash component of the VMI merger consideration and the closing prices of the LGI series A stock and the LGI series C stock on February 4, 2013, the last trading day before the publication of articles speculating with respect to a potential transaction involving Virgin Media and Liberty Global, represented a premium of approximately:

•	23.7% over the closing price of the Virgin Media common stock of $38.69 per share on that date;

•

27.3% over the closing price of the Virgin Media common stock of $37.59 per share on January 14, 2013, the last trading day prior to the date on which the chief executive officers of the two companies reached an understanding on certain key points as described above under “The Mergers—Background of the Mergers”; and

•	32.6% over the volume weighted average price of $36.11 per share of Virgin Media common stock for the three month period ended February 4, 2013.

•

The financial presentation by Goldman Sachs and its oral opinion delivered to the Virgin Media board of directors on February 5, 2013 (which was subsequently confirmed in writing) to the effect that, as of such date, and subject to the assumptions, limitations and qualifications set forth therein, the VMI merger consideration to be paid to the holders of Virgin Media common stock (excluding Liberty Global and its affiliates) pursuant to the merger agreement was fair from a financial point of view to such holders and the financial presentation by J.P. Morgan and its oral opinion delivered to the Virgin Media board of directors on February 5, 2013 (which was subsequently confirmed in writing) to the effect that, as of such date, and subject to the assumptions, limitations and qualifications set forth therein, the VMI merger consideration to be paid to the holders of Virgin Media common stock in the proposed mergers was fair from a financial point of view to such holders, in each case as more fully described below under the heading “The Mergers—Opinions of Virgin Media’s Financial Advisors”.

•

The course of discussions and negotiations between Liberty Global and Virgin Media, which resulted in substantial improvement in the composition and value of the consideration to be received by holders of Virgin Media common stock as compared with the initial proposal made by Liberty Global.

•

The fact that a significant portion of the consideration to be received by Virgin Media stockholders will be paid in cash, giving Virgin Media stockholders an opportunity to immediately realize value for a portion of their investment and providing certainty of value with respect to the cash portion of the VMI merger consideration.

•

The fact that the stock portion of the VMI merger consideration is based on fixed exchange ratios and, accordingly, that Virgin Media stockholders will benefit from any increase in the value of the Liberty Global common stock before or after the Virgin Media special meeting, and the Virgin Media stockholders can vote against the merger agreement if the value of the Liberty Global common stock declines, or for any other reason.

•

The fact that Virgin Media may delay the Virgin Media special meeting with respect to the approval and adoption of the merger agreement until the closing conditions relating to regulatory and antitrust approvals and the Nasdaq listing of New Liberty Global have been satisfied, which will allow the Virgin Media stockholders to vote at a time close to the anticipated closing date of the mergers and provide Virgin Media stockholders with greater visibility as to the immediate market value of the stock portion of the VMI merger consideration to be received in the transaction.

•	The fact that there is a liquid market for the LGI series A stock and that the liquidity of the LGI series C stock would benefit from the issuance of additional shares in the New Liberty Global share issuance and, consequently, the Virgin Media board of directors expects that there would be a liquid market for the class A New Liberty Global shares and class C New Liberty Global shares.

•

The benefits to the combined group that could result from the mergers, including an enhanced competitive position, greater financial resources, increased diversity and depth in the products offered and geographic areas served and the potential to realize certain cost savings and operational synergies.

•

The fact that, since a majority of the VMI merger consideration will be paid in New Liberty Global shares, the Virgin Media stockholders would have the opportunity to participate in any future earnings and growth of the combined group and future appreciation in the value of such shares following the mergers should they determine to retain the New Liberty Global shares payable in the mergers.

•

The risks and uncertainty of remaining an independent company operating in a single geographic market with major competitors, and of pursuing Virgin Media’s most recent long range plan, including the fact that while the management of Virgin Media viewed the long range plan as realistic, they also believed it would be challenging.

•

The Virgin Media board of directors’ belief it was unlikely that, if Virgin Media were to conduct a pre-signing market check, any potential strategic or non-strategic purchaser would make an offer to acquire Virgin Media competitive with the ultimate price ranges being proposed by Liberty Global, taking into account: (i) the advice of its financial advisors, and (ii) the fact that no party other than Liberty Global had approached Virgin Media in over five years with a credible proposal for a business combination transaction. In addition, the Virgin Media board of directors, after consulting with its financial advisors, believed that, due to the size of the transaction and the ultimate price ranges being proposed by Liberty Global, it was unlikely that a non-strategic purchaser would be in a position to propose a transaction with more attractive terms (both in terms of value and certainty of closing) than the terms provided in the merger agreement.

•

The fact that Virgin Media could terminate the merger agreement to enter into a transaction with a party that, within 30 business days after the execution of the merger agreement, has made an unsolicited proposal that the Virgin Media board of directors determines in good faith constitutes or is reasonably expected to lead to a Company Superior Proposal (as defined in the merger agreement) if that party makes a Company Superior Proposal. Termination would be conditioned upon Virgin Media paying a termination fee of $235 million, which amount is, as a percentage of both equity value and enterprise value, meaningfully lower than the termination fees generally provided for in comparable transactions.

•

The belief of the Virgin Media board of directors, after consultation with Virgin Media’s financial advisors, that the deal protection provisions in the merger agreement would not unduly impede a third party from making a superior proposal to acquire Virgin Media if it were interested in doing so.

•

The course of discussions and negotiations between Liberty Global and Virgin Media regarding the non-financial terms and conditions of the merger agreement and the belief of the Virgin Media board of directors based on these negotiations, and after consultation with counsel, that Virgin Media had obtained favorable terms in the merger agreement in the context of the value and composition of the consideration to be received by holders of Virgin Media common stock in the mergers.

•	The view of the Virgin Media board of directors, after consultation with counsel, that the transaction does not present material regulatory issues.

•	The fact that the merger agreement permits the Virgin Media board of directors to change its recommendation that the Virgin Media stockholders vote in favor of the adoption of the merger agreement in response to certain acquisition proposals and certain intervening events, if the Virgin Media board of directors determines that the failure to change its recommendation would be inconsistent with its fiduciary duties under applicable law.

•

The fact that Virgin Media’s management had been considering engaging in a transaction whereby Virgin Media would be redomiciled in the U.K. and the Virgin Media board of directors’ belief that it would be beneficial to the combined group for New Liberty Global to be redomiciled in the U.K., as is contemplated in the mergers. In evaluating the redomiciliation, the Virgin Media board of directors took into account that a substantial majority of the combined business would be based in Europe (with the largest business being in the U.K.), that very little of the business would be based in the United States, and that there are substantial structural and fiscal challenges associated with operating an enterprise with a very limited U.S. business through a U.S. holding company structure.

•

The belief of the Virgin Media board of directors that the mergers would likely be completed, based on (i) the terms of the financing commitments obtained by Liberty Global and the absence of any condition to the completion of the transactions relating to obtaining financing, (ii) the limited number of closing conditions in the merger agreement, with the closing conditions that are included being customary for transactions of this type, and that, absent a “material adverse change” in the business or financial condition of Virgin Media as defined in the merger agreement, the Virgin Media board of directors’ ability to conclude, based on advice of management, that no material impediments to closing were apparent, (iii) the likelihood of obtaining the regulatory approvals required to complete the mergers and the terms of the merger agreement regarding the obligations of Liberty Global to pursue these approvals, and (iv) the agreement by Mr. Malone, his wife and the Malone trust, subject to certain conditions, to vote shares of Liberty Global common stock holding approximately 35% of Liberty Global’s outstanding voting power in favor of the transactions contemplated by the merger agreement.

•	The provisions of the merger agreement that expressly contemplate that Virgin Media may obtain specific performance of Liberty Global’s obligations under the merger agreement.

•

The provisions of the merger agreement that provide for one current independent member of the Virgin Media board of directors to serve as a member of the New Liberty Global board of directors following the closing and that provide for the formation of a U.K. advisory board on which one current Virgin Media director who is a U.K. resident will serve following the closing.

•

The scope and results of the due diligence investigations conducted by Virgin Media and its advisors, which included reviews of organizational, operational, financial, commercial, regulatory, legal, employee and other matters relating to Liberty Global’s businesses and potential financial, operational and other impacts of the mergers.

•

The fact that appraisal rights would be available to holders of Virgin Media common stock under Delaware law and that there was no limitation in the merger agreement relating to the number of shares of Virgin Media common stock that could exercise appraisal rights.

The Virgin Media board of directors also considered certain potentially negative factors in its deliberations concerning the mergers, including the following:

•

The fact that a significant portion of the consideration to be paid to Virgin Media stockholders will be paid in cash and, with respect to that portion of the consideration, the Virgin Media stockholders will not participate in the future growth of the combined group absent reinvestment in New Liberty Global.

•	The fact that the dominant part of the consideration to be received by Virgin Media stockholders will consist of ordinary shares of a new U.K. holding company that combines Virgin Media and Liberty

Global, that the VMI stock consideration will be based on fixed exchange ratios and that the value of the stock portion of the VMI merger consideration may decline either before or after the Virgin Media special meeting, thereby exposing the Virgin Media stockholders to the risks of an equity investment.

•

The fact that approximately 43% of the New Liberty Global shares to be received by Virgin Media stockholders will be non-voting class C New Liberty Global shares such that, while former Virgin Media stockholders will own approximately 36% of the assumed outstanding shares of New Liberty Global, these shares will represent only 26% of the assumed voting power of New Liberty Global.

•

The fact that, based on information available to the Virgin Media board of directors, the Virgin Media stockholders are generally not also stockholders of Liberty Global and the risk that, if the Virgin Media stockholders choose to dispose of the New Liberty Global shares received in the mergers, this could adversely impact the market for these shares.

•

The fact that the transaction structure requires approval by holders of a majority of Liberty Global’s outstanding voting power, which may make it more difficult to obtain the required vote of Liberty Global’s stockholders, as compared with the vote which would have been required (a majority of votes cast, assuming a quorum was present) if a different transaction structure had been utilized.

•	The fact that Virgin Media did not solicit third parties to determine whether, in fact, there was possible interest in acquiring Virgin Media.

•

The fact that the merger agreement precludes Virgin Media from actively soliciting alternative takeover proposals and Virgin Media may not terminate the merger agreement to accept a Company Superior Proposal (as defined in the merger agreement) from a third party unless the third party makes a bona fide written acquisition proposal within the first 30 business days following the date of the merger agreement which the Virgin Media board of directors believes in good faith constitutes or is reasonably expected to lead to a Company Superior Proposal. A bidder who does not make a qualified proposal in the first 30 business days after the date of the merger agreement must await the results of the Virgin Media stockholder vote on the proposed mergers (unless the merger agreement is earlier terminated) before it could enter into a merger agreement with Virgin Media, in which case Virgin Media must, under the circumstances described in the merger agreement, pay a termination fee of $470 million.

•	The fact that Virgin Media is obligated to reimburse Liberty Global for up to $35 million in expenses under certain circumstances.

•	The fact that not all of the conditions to the closing of the mergers, including the required approvals of governmental authorities, are within the parties’ control.

•

The fact that the merger agreement contains certain customary restrictions on the ability of Virgin Media to conduct its business in the period between signing and closing, in that Liberty Global’s consent is required in respect of certain corporate actions, the entry into contracts above certain thresholds, the acquisition or disposition of material assets, certain executive compensation actions, and other matters commonly subject to pre-closing restrictions. See “The Merger Agreement—Conduct of Business Pending the Mergers—Conduct of Business by Virgin Media”.

•

The risk that the announcement and pendency of the mergers could result in the disruption of Virgin Media’s business, including the possible diversion of management and employee attention, potential employee attrition and potential adverse effects on Virgin Media’s business relationships.

•	The fact that Mr. Malone and his wife, through the Malone Trust, will own New Liberty Global shares representing approximately 3% of the assumed outstanding shares of New Liberty Global but approximately 27% of the assumed voting power of New Liberty Global and the Virgin Media board of directors’ belief that Mr. Malone or his successors in stock ownership will exercise significant influence over the combined group. Virgin Media stockholders should reach their own view as to whether the influence of Mr. Malone or his successors over the combined group is a positive or negative factor in the mergers.

•

The fact that Mr. Malone is over seventy years old, and his retirement, death or disability could have an adverse impact on the combined group. Furthermore, the voting power attributable to the class B New Liberty Global shares controlled by the Malone Trust will not be diminished by any of these events, and these shares may be transferred to third parties without any vote of the remaining stockholders.

•	The risks described in the section entitled “Risk Factors” beginning on page 40.

The Virgin Media board of directors concluded that the potentially negative factors associated with the proposed mergers were outweighed by the opportunity for the Virgin Media stockholders both to realize a significant premium on the value of their Virgin Media common stock and to share in the benefits and growth of the combined group. Accordingly, the Virgin Media board of directors determined that the terms of the merger agreement, the support agreement and the transactions contemplated thereby, including the first VMI merger, are fair to and in the best interests of the Virgin Media stockholders and approved and declared advisable the merger agreement, the support agreement and the transactions contemplated thereby, including the first VMI merger.

In addition, the Virgin Media board of directors was aware of, and considered, the interests that Virgin Media’s directors and executive officers may have in the transactions contemplated by the merger agreement that are different from, or in addition to, their interests as Virgin Media stockholders generally, as described in “The Mergers—Interests of Virgin Media Directors and Executive Officers in the Mergers” beginning on page 157, which the Virgin Media board of directors considered as being neutral in its evaluation of the mergers in light of the processes that were followed in connection with the mergers.

The foregoing discussion summarizes the material information and factors considered by the Virgin Media board of directors in its consideration of the proposed mergers. The Virgin Media board of directors collectively reached the unanimous decision to approve the merger agreement and related transactions in light of the factors described above and other factors that each member of the Virgin Media board of directors felt were appropriate. In view of the variety of factors and the quality and amount of information considered, the Virgin Media board of directors did not find it practicable to, and did not, make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. Individual members of the Virgin Media board of directors may have given different weights to different factors.

The explanation of Virgin Media’s reasons for the mergers and other information presented in this section is forward-looking in nature and, accordingly, should be read in light of the factors described under “Special Note Regarding Forward-Looking Statements” beginning on page 59.

The Virgin Media board of directors unanimously recommends that you vote “FOR” the adoption of the merger agreement, “FOR” the Virgin Media merger-related compensation proposal and “FOR” the Virgin Media adjournment proposal.

Opinions of Liberty Global’s Financial Advisors

Opinion of LionTree

On February 5, 2013, LionTree rendered an oral opinion to the Liberty Global board of directors (which was confirmed in writing by delivery of LionTree’s written opinion dated February 5, 2013), as to the fairness, from a financial point of view, to Liberty Global of the VMI merger consideration to be paid in connection with the mergers, as of February 5, 2013, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by LionTree in preparing its opinion.

LionTree’s opinion was directed to the Liberty Global board of directors and only addressed the fairness from a financial point of view of the VMI merger consideration to be paid in connection with the mergers and did not address any other aspect or implication of the mergers. The summary of LionTree’s opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex C to this joint proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by LionTree in preparing its opinion. However, neither LionTree’s opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the proposed mergers or otherwise.

In arriving at its opinion, LionTree, among other things:

•	reviewed the merger agreement;

•	reviewed certain publicly available business and financial information relating to Virgin Media and Liberty Global;

•

reviewed certain internal financial information and other data relating to the business and financial prospects of Virgin Media that were provided to LionTree by the management of Liberty Global and not publicly available, including financial forecasts and estimates for the years ending 2013 through 2017, prepared by the management of Liberty Global, including certain estimates as to (i) the amount and usage of certain tax attributes of Virgin Media, which we refer to in this section entitled “—Opinion of LionTree” as the Virgin Media tax attributes and (ii) future exchange rates;

•

reviewed certain internal financial information and other data relating to the business and financial prospects of Liberty Global that were provided to LionTree by the management of Liberty Global and not publicly available, including financial forecasts and estimates for the years ending 2013 through 2017, prepared by the management of Liberty Global, including certain estimates as to (i) the amount and usage of certain tax attributes of Liberty Global, which we refer to in this section entitled “—Opinion of LionTree” as Liberty Global tax attributes, and, which we refer to in this section entitled “—Opinion of LionTree”, together with the Virgin Media tax attributes, as the tax attributes and (ii) future exchange rates;

•

reviewed certain estimates of cost savings and other synergies anticipated to result from the mergers, which we refer to collectively in this section entitled “—Opinion of LionTree” as synergies, prepared by the management of Liberty Global;

•

conducted discussions with members of the senior management of (i) Virgin Media concerning the business and financial prospects of Virgin Media and (ii) Liberty Global concerning the businesses and financial prospects of Liberty Global and Virgin Media;

•	reviewed current and historical market prices of Liberty Global common stock and Virgin Media common stock;

•	reviewed publicly available financial and stock market data with respect to certain other companies LionTree believed to be generally relevant;

•	compared the financial terms of the mergers, the anticipated financings and refinancings, which we refer to in this section entitled “—Opinion of LionTree” as the financing, and the related transactions, which we refer to in this section entitled “—Opinion of LionTree” collectively as the transaction, with the publicly available financial terms of certain other transactions LionTree believed to be generally relevant;

•	reviewed certain potential pro forma effects relating to the mergers, including the effects of the financing, prepared by the management of Liberty Global; and

•	conducted such other financial studies, analyses and investigations, and considered such other information, as LionTree deemed necessary or appropriate.

In connection with its review, LionTree assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by it for the purpose of its opinion. In addition, LionTree did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Liberty Global or Virgin Media. With respect to the financial forecasts, estimates, synergies, tax attributes and pro forma effects referred to above, LionTree assumed, based on advice from management of Liberty Global, that each had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Liberty Global as to the future financial performance of (i) each of Liberty Global and Virgin Media, on a standalone basis, and (ii) the combined company, pro forma for the transaction. In addition, LionTree assumed that the financial forecasts and estimates referred to above, including synergies, tax attributes and pro forma effects referred to above, would be achieved (or would be achieved in the absence of the transaction in the case of standalone forecasts and estimates) at the times and in the amounts projected. LionTree expressed no opinion with respect to such forecasts or estimates, including synergies or tax attributes. At the direction of the Liberty Global board of directors, LionTree assumed, with the consent of the Liberty Global board of directors, that (i) the Virgin Media convertible notes will be converted into shares of Virgin Media common stock in connection with the consummation of the mergers and, accordingly, holders of such Virgin Media convertible notes will receive the VMI merger consideration, including the VMI merger consideration received pursuant to the Make-Whole Fundamental Change (as defined in the Indenture, dated as of April 16, 2008 between Virgin Media, as issuer, and The Bank of New York, as trustee), and (ii) the derivative hedging instrument of Virgin Media associated with the conversion of the Virgin Media convertible notes, which we refer to in this section entitled “—Opinion of LionTree” as the capped call agreement, will be settled in cash, in each case, in the amounts provided to LionTree by management of Liberty Global. LionTree assumed, with the consent of the Liberty Global board of directors, that the transaction will be treated as a tax-free reorganization for Liberty Global, Virgin Media and their respective subsidiaries for U.S. federal income tax purposes.

LionTree’s opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to LionTree as of, the date thereof.

In rendering its opinion, LionTree assumed, with the consent of the Liberty Global board of directors, that (i) the representations and warranties of the parties to the merger agreement were true and correct in all material respects, (ii) the parties to the merger agreement, and related transaction documents, will comply with and perform all material covenants and agreements required to be complied with or performed by such parties under the merger agreement, and related transaction documents, and (iii) the transaction will be consummated in accordance with the terms of the merger agreement, and related transaction documents, without any adverse waiver or amendment of any material term or condition thereof. LionTree also assumed, with the consent of the Liberty Global board of directors, that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction will be obtained without any material adverse effect on Liberty Global, Virgin Media, New Liberty Global or the transaction.

LionTree’s opinion was provided for the benefit of the Liberty Global board of directors (in its capacity as such) in connection with, and for the purpose of, its evaluation of the transaction.

LionTree’s opinion did not address the relative merits of the transaction as compared to other business strategies or transactions that might be available to Liberty Global or Liberty Global’s underlying business decision to effect the transaction. LionTree was not asked to, nor did it, offer any opinion as to the terms, other than the VMI merger consideration to the extent expressly specified in its opinion, of the merger agreement or any related documents, including any terms of the financing, or the form of the transaction. In addition, LionTree expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the transaction, or any class of such persons, relative to the VMI merger consideration. LionTree expressed no opinion as to what the value of any series of New Liberty Global shares will be when issued in connection with the mergers or the prices at which Virgin Media common stock, any series of Liberty Global common stock or the Virgin Media convertible notes will trade at any time.

In preparing its opinion to the Liberty Global board of directors, LionTree performed a variety of analyses, including those described below. The summary of LionTree’s analyses is not a complete description of the analyses underlying LionTree’s opinion. The preparation of a fairness opinion involves various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. Consequently, neither a fairness opinion nor its underlying analyses is readily susceptible to summary description. LionTree arrived at its opinion based on the results of all analyses undertaken by it, assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. Accordingly, LionTree believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors or focusing on information presented in tabular format, without considering all analyses, methodologies and factors or the narrative description of the analyses, could create a misleading or incomplete view of the process underlying LionTree’s analyses and opinion. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques.

In performing its analyses, LionTree considered general business, economic, industry, regulatory and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of the opinion. LionTree’s analyses involved judgments and assumptions with regard to general business, economic, industry, regulatory and market conditions, financial and otherwise, and other matters, many of which are beyond the control of Liberty Global, such as the impact of competition on the business of Liberty Global and on the industry generally, industry growth and the absence of any material change in the financial condition and prospects of Liberty Global or the proposed mergers, and an evaluation of the results of those analyses is not entirely mathematical. LionTree believes that mathematical derivations (such as determining mean and median) of financial data are not by themselves meaningful and should be considered together with qualities, judgments and informed assumptions. The estimates contained in Liberty Global’s analyses and the implied reference range values indicated by LionTree’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. Additionally, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of Liberty Global. Much of the information used in, and accordingly the results of, LionTree’s analyses are inherently subject to substantial uncertainty.

LionTree’s opinion was provided to the Liberty Global board of directors in connection with its evaluation of the proposed mergers and was only one of many factors considered by the Liberty Global board of directors in evaluating the proposed mergers. Neither LionTree’s opinion nor its analyses were determinative of the VMI merger consideration or of the views of the Liberty Global board of directors or management with respect to the mergers or the VMI merger consideration. The type and amount of consideration payable in the mergers were determined through negotiation between Liberty Global and Virgin Media, during which LionTree provided advice to Liberty Global, and the decision to enter into the mergers was solely that of the Liberty Global board of directors. LionTree did not, however, recommend any specific type or amount of consideration to Liberty Global or the Liberty Global board of directors, nor did it recommend that any specific type or amount of consideration constituted the only appropriate consideration for the transaction.

The following is a summary of the material analyses reviewed by LionTree in connection with LionTree’s presentation to the Liberty Global board of directors and opinion rendered on February 5, 2013. The order of the analyses does not represent relative importance or weight given to those analyses by LionTree. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of LionTree’s analyses.

For purposes of its analyses, LionTree reviewed a number of financial and operating metrics, including:

•

enterprise value calculated as the value of the relevant company’s outstanding equity securities (taking into account its outstanding warrants and other convertible securities) based on the relevant company’s closing stock price, or equity value, plus net debt (calculated as outstanding indebtedness, preferred stock and capital lease obligations less the amount of cash on its balance sheet) plus interests in majority (but not wholly owned) subsidiaries, or minority interests, less interests in entities for which the relevant company owns less than 50% of the equity, or associates, as of a specified date;

•	adjusted enterprise value calculated as enterprise value less the net present value of the relevant company’s tax attributes;

•	earnings before interest, taxes, depreciation and amortization, which we refer to in this section entitled “—Opinion of LionTree” as EBITDA;

•

earnings before interest, taxes, depreciation and amortization, excluding stock-based compensation and adjusted for certain non-recurring items, which we refer to in this section entitled “—Opinion of LionTree” as adjusted EBITDA; and

•	operating free cash flows, calculated as adjusted EBITDA less total accrued capital expenditures, which we refer to in this section entitled “—Opinion of LionTree” as OpFCF.

Unless the context indicates otherwise, enterprise values and equity values derived from the selected companies analyses described below were calculated using the closing price of Virgin Media common stock or Liberty Global common stock, respectively, and the common stock of the selected European cable companies listed below as of February 1, 2013, and transaction values for the target companies derived from the selected transactions analysis described below were calculated as of the public announcement date of the relevant transaction based on the estimated purchase prices paid in the selected transactions. Accordingly, this information may not reflect current or future market conditions.

In addition, unless the context indicates otherwise, (i) per share amounts for each of Liberty Global common stock and Virgin Media common stock were calculated on a fully diluted basis, using the treasury stock method, and, in the case of Virgin Media, assuming that the Virgin Media convertible notes will be converted into shares of Virgin Media common stock, including in respect of Virgin Media common stock issued pursuant to the Make-Whole Fundamental Change; (ii) the proceeds from the capped call agreement were assumed to range between approximately $470 million and approximately $625 million, depending upon the implied per share value of Virgin Media common stock, based on assumptions provided by management of Liberty Global (which assumptions affect estimated net debt calculations described below); (iii) the enterprise value for Liberty Global was based on an estimated net debt amount as of December 31, 2012 of approximately $23.4 billion; (iv) the enterprise value for Virgin Media was based on an estimated net debt amount as of December 31, 2012 of approximately $7.4-7.5 billion, depending upon the assumed implied per share value of Virgin Media common stock under the capped call agreement described above; (v) the estimated net present value of tax attributes for Liberty Global and Virgin Media were approximately $825 million and $2.72 billion, respectively; (vi) the implied per share Liberty Global common stock share price was calculated as the aggregate value of: each share price of LGI series A stock, LGI series B stock and LGI series C stock, based on closing prices for such stock on February 1, 2013, multiplied by the quotient of (a) the number of shares outstanding of such respective series and (b) the aggregate number of shares outstanding of Liberty Global common stock; and (vii) the Euro/USD exchange rate was assumed to be 1.32 and the GBP/USD exchange rate was assumed to be 1.58, in each case, based on assumptions provided by management of Liberty Global.

Estimates of 2013 adjusted EBITDA and 2013 OpFCF for Virgin Media and Liberty Global were based on estimates provided by management of Liberty Global as set forth below under “—Certain Unaudited Prospective Financial Information of Liberty Global and Virgin Media—Certain Unaudited Prospective Financial Information Reviewed by Liberty Global”. Estimates of 2013 adjusted EBITDA and 2013 OpFCF for the selected European cable companies listed below were (i) based on certain publicly available research analyst estimates for those European cable companies, (ii) in the case of KDG Holding B.V., pro forma for its pending acquisition of Tele Columbus, (iii) adjusted, where needed, to reflect expensing rather than capitalizing subscriber acquisition costs, (iv) based on actual or estimated net debt amounts as of December 31, 2012, and (v) based on IFRS accounting. For purposes of certain analyses described below, the term “per share VMI merger consideration” refers to the implied per share value of the VMI merger consideration of $48.31 based on (i) (a) the exchange ratio of 0.2582 related to the class A New Liberty Global shares multiplied by (b) the closing stock price of LGI series A stock of $70.48 on February 1, 2013, plus (ii) (a) the exchange ratio of 0.1928 related to the class C New Liberty Global shares multiplied by (b) the closing stock price of LGI series C stock of $65.39 on February 1, 2013, plus (iii) $17.50 in cash.

Historical Stock Prices.    LionTree reviewed certain historical stock price information based on closing stock prices of Virgin Media common stock and Liberty Global common stock over the twelve-month period prior to and including February 1, 2013. The closing prices of Liberty Global common stock for purposes of this analysis excluded the closing prices of LGI series B stock and were calculated based on a weighting of 57.3% of LGI series A stock and a weighting of 42.7% of LGI series C stock (this weighting was based on the number of outstanding shares for each of LGI series A stock and LGI series C stock). During this trading period, the closing price of Virgin Media common stock increased from $24.23 to $39.63, a price increase of 64%. The price of Liberty Global common stock increased from $46.17 to $68.30, a price increase of 48%.

Virgin Media Financial Analyses

Selected Companies Analysis.    LionTree calculated certain valuation multiples based on certain financial data for Virgin Media and certain selected companies. The selected companies consisted of publicly traded companies primarily engaged in the European cable industry with market capitalizations in excess of $5 billion. The calculated multiples included (i) adjusted enterprise value as a multiple of estimated 2013 adjusted EBITDA and (ii) adjusted enterprise value as a multiple of estimated 2013 OpFCF. The list of selected companies, their respective adjusted enterprise values and the related multiples for such selected companies and for Virgin Media are set forth below:

	Adjusted Enterprise Value (in millions)	Adjusted Enterprise Value/ 2013E Adjusted EBITDA	Adjusted Enterprise Value/ 2013E OpFCF
KDG Holding B.V.	$11,349	9.1x	18.1x

Ziggo N.V.	9,822	8.2x	12.7x

Telenet Group Holding NV	9,134	8.3x	14.3x

Virgin Media	17,957	6.4x	11.7x

Liberty Global	43,071	8.0x	14.7x

From this data, LionTree selected implied adjusted enterprise value reference ranges for Virgin Media using (i) 2013 estimated adjusted EBITDA multiples of 6.5x to 7.5x and (ii) 2013 estimated OpFCF multiples of 12.0x to 14.0x, adjusted to exclude certain retiering capital expenditure of $63 million in 2013. In each case, LionTree then added the estimated net present value of the Virgin Media tax attributes to arrive at an enterprise value reference range. LionTree then adjusted these ranges to reflect net debt outstanding as of December 31, 2012, as described above, as well as shares outstanding (other than shares issuable pursuant to the Make-Whole Fundamental Change), to arrive at an implied per share equity reference range. This analysis indicated the following implied per share reference ranges for Virgin Media common stock, as compared to the proposed implied per share VMI merger consideration value:

Implied Per Share Equity Reference Range for Virgin Media Common Stock Based on 2013E Adjusted EBITDA	Implied Per Share Equity Reference Range for Virgin Media Common Stock Based on 2013E OpFCF	Implied Per Share VMI Merger Consideration Value
$40.39 –$49.33	$40.78 – $50.47	$48.31

Selected Transactions Analysis.    LionTree calculated certain valuation multiples based on the estimated purchase prices paid in the following selected publicly announced European cable industry transactions from 2005 to 2011. The selected transactions consisted of publicly announced transactions involving target companies primarily engaged in the European cable industry with transaction values in excess of $100 million. The calculated multiples included transaction value as a multiple of adjusted EBITDA for the most recently completed twelve-month period, or LTM, for which financial information had been made public at the time of the announcement date of each transaction. The list of selected transactions, including respective transaction values, is set forth below:

Announcement Date	Target	Acquiror	Currency	Transaction Value (in millions)
July 2011	Com Hem AB	BC Partners	SEK	17,500
March 2011	Kabel BW GmbH	Liberty Global, Inc.	EUR	3,160
November 2009	Unitymedia GmbH	Liberty Global, Inc.	EUR	3,500
November 2007	Get AS	GS Capital Partners, Quadrangle Group LLC	NOK	5,800
August 2006	Essent Kabelcom	Cinven Limited, Warburg Pincus LLC	EUR	2,600
July 2006	Casema NV	Cinven Limited, Warburg Pincus LLC	EUR	2,850
April 2006	Kabel BW GmbH	EQT Partners AB	EUR	1,300
April 2006	UPC Sweden	The Carlyle Group, Providence Equity Partners LLC	USD	427
March 2006	UPC France	Cinven Limited	USD	1,510
December 2005	Kabel Deutschland GmbH	Providence Equity Partners LLC	EUR	3,200
October 2005	Telewest Global Inc.	Virgin Media Inc.	GBP	4,799
September 2005	Cablecom GmbH	Liberty Global, Inc.	CHF	4,385

This analysis indicated the following high, low, mean and median multiples for the selected transactions:

Transaction Value as a Multiple of LTM Adjusted EBITDA
High	18.2x
Low	7.6x
Mean	11.3x
Median	10.7x

From this data, LionTree selected implied transaction value reference ranges for Virgin Media using 2012 adjusted EBITDA multiples of 8.0x to 10.0x, in part, based on the LTM adjusted EBITDA multiples for the Com Hem, Kabel Baden-Wurttemberg and Unitymedia transactions of 8.5x, 10.1x and 7.6x, respectively (which implied adjusted enterprise value reference range multiples of 7.0x to 9.0x if adjusted to reflect the net present value of the Virgin Media tax attributes). LionTree focused on these three transactions because they were the most recent publicly announced industry transactions, and the only such transactions announced post-financial crisis. LionTree then adjusted these ranges to reflect net debt outstanding as of December 31, 2012, as described above, as well as shares outstanding, to arrive at an implied per share equity reference range. This analysis indicated the following implied per share reference range for Virgin Media common stock, as compared to the proposed implied per share VMI merger consideration value:

Implied Per Share Equity Reference Range for Virgin Media Common Stock Based on 2012 Adjusted EBITDA	Implied Per Share VMI Merger Consideration Value
$40.98 – $57.19	$48.31

Discounted Cash Flow Analyses.    LionTree performed discounted cash flow analyses of Virgin Media by calculating the estimated net present value of the unlevered, after-tax free cash flows that Virgin Media was forecasted to generate through 2017, based on internal estimates provided by management of Liberty Global, as set forth below under “—Certain Unaudited Prospective Financial Information of Liberty Global and Virgin Media” together with additional information, described below. LionTree performed such discounted cash flow analyses both excluding and including synergies. In each case, LionTree calculated terminal values for Virgin Media by applying a range of terminal value multiples of 6.5x to 7.5x to Virgin Media’s 2017 estimated adjusted EBITDA. The present values of the cash flows and terminal values, including the net present value of the Virgin Media tax attributes, were then calculated using discount rates ranging from 8.0% to 9.0%, based on Virgin Media’s estimated weighted average cost of capital, or WACC. In the scenario including synergies, LionTree calculated a reference range for the synergies by discounting estimated annual after-tax cash flow from synergies at rates ranging from 8.0% to 9.0% and adding a range of terminal values calculated by applying a range of terminal value OpFCF multiples of 11.0x to 13.0x to the estimated run-rate synergies of $180 million based on internal estimates provided by management of Liberty Global, as set forth below under “—Certain Unaudited Prospective Financial Information of Liberty Global and Virgin Media—Certain Unaudited Prospective Financial Information Reviewed by Liberty Global”, and discounting such terminal values at rates ranging from 8.0% to 9.0%. In each case, LionTree assumed tax rates of (i) 23.0% for 2013, (ii) 21.7% for 2014 and (iii) 21.0% through 2017, as provided by the management of Liberty Global. LionTree then adjusted these ranges to reflect net debt outstanding as of December 31, 2012, as described above, as well as shares outstanding, to arrive at an implied per share equity reference range. The discounted cash flow analyses indicated the following implied per share reference ranges for Virgin Media common stock, as compared to the proposed implied per share VMI merger consideration value:

Implied Per Share Equity Reference Ranges for Virgin Media Common Stock Excluding Synergies	Implied Per Share Equity Reference Ranges for Virgin Media Common Stock Including Synergies	Implied Per Share VMI Merger Consideration Value
$38.98 – $48.30	$43.84 – $54.09	$48.31

Liberty Global Financial Analyses

Selected Companies Analysis.    LionTree calculated certain multiples of adjusted enterprise value based on certain financial data for Liberty Global and the selected European cable companies referenced above with respect to the “Selected Companies Analysis” of Virgin Media. The calculated multiples included (i) adjusted enterprise value as a multiple of estimated 2013 adjusted EBITDA, and (ii) adjusted enterprise value as a multiple of estimated 2013 OpFCF.

From this data, LionTree selected implied adjusted enterprise value reference ranges for Liberty Global using (i) 2013 estimated adjusted EBITDA multiples of 7.5x to 8.5x and (ii) 2013 estimated OpFCF multiples of 13.5x to 15.5x. LionTree then added the estimated net present value of the Liberty Global tax attributes to arrive at an enterprise value reference range. LionTree then adjusted these ranges to reflect net debt outstanding as of December 31, 2012, as described above, the estimated market values of minority and associate interests as of February 1, 2013, as provided by management of Liberty Global, as well as shares outstanding, to arrive at an implied per share equity reference range. This analysis indicated the following implied per share reference ranges for Liberty Global common stock, as compared to the implied per share Liberty Global common stock share price:

Implied Per Share Equity Reference Range for Liberty Global Common Stock Based on 2013E Adjusted EBITDA	Implied Per Share Equity Reference Range for Liberty Global Common Stock Based on 2013E OpFCF	Implied Per Share Liberty Global Common Stock Share Price
$58.10 – $78.18	$54.94 – $76.77	$68.37

Discounted Cash Flow Analysis.    LionTree performed a discounted cash flow analysis of Liberty Global by calculating the estimated net present value of the unlevered, after-tax free cash flows that Liberty Global was forecasted to generate through 2017, based on internal estimates provided by management of Liberty Global, as set forth below under “—Certain Unaudited Prospective Financial Information of Liberty Global and Virgin Media” together with additional information, described below. LionTree calculated terminal values for Liberty Global by applying a range of terminal value multiples of 7.0x to 8.0x to Liberty Global’s 2017 estimated adjusted EBITDA. The present values of the cash flows and terminal values, including the net present value of the Liberty Global tax attributes, were then calculated using discount rates ranging from 7.5% to 8.5%, based on Liberty Global’s estimated WACC. LionTree assumed a blended annual tax rate of 26.6% through 2017, as provided by the management of Liberty Global. LionTree then adjusted these ranges to reflect net debt outstanding as of December 31, 2012, as described above, the estimated market values of minority and associate interests as of February 1, 2013, as provided by the management of Liberty Global common stock, as well as shares outstanding, to arrive at an implied per share equity reference range. The discounted cash flow analysis indicated the following implied per share reference ranges for Liberty Global common stock, as compared to the implied per share Liberty Global common stock share price:

Implied Per Share Equity Reference Range for Liberty Global Common Stock	Implied Per Share Liberty Global Common Stock Share Price
$59.11 –$82.46	$68.37

Pro Forma Financial Analyses for the Combined Company

Pro Forma DCF Analyses.    LionTree performed discounted cash flow analyses of the combined company, pro forma for the Transaction, by calculating the estimated net present value of the unlevered, after-tax free cash flows that the combined company was forecasted to generate through 2017, based on internal estimates provided by management of Liberty Global, as set forth below under “—Certain Unaudited Prospective Financial Information of Liberty Global and Virgin Media”. LionTree calculated terminal values for the combined company by applying two sets of terminal value multiples to the combined company. In the first case, LionTree applied a range of terminal multiples of 6.85x to 7.85x to the combined company’s estimated 2017 adjusted EBITDA, reflecting a hypothetical blended terminal multiple of the estimated Virgin Media terminal multiple and the estimated Liberty Global terminal multiple. In the second case, LionTree applied a terminal multiple range of 7.00x to 8.00x to the combined company’s estimated 2017 adjusted EBITDA, reflecting the estimated terminal multiple used to value Liberty Global on a standalone basis, as described above. In each case, the present values of the cash flows and terminal values, including the net present value of the pro forma tax attributes of the combined companies and the synergies, were then calculated using discount rates ranging from 7.5% to 8.5%. LionTree then adjusted these ranges to reflect the net debt outstanding as of December 31, 2012, pro forma for the transaction, of approximately $37.2 billion, the estimated market values of minority and associate interests as of February 1, 2013, as provided by management of Liberty Global, as well as pro forma shares outstanding as of consummation of the transaction, to arrive at an implied per share equity reference range. The discounted cash flow analyses indicated the following implied per share reference ranges for the combined company:

Implied Per Share Equity Reference Range for the Combined Company Using 6.85x–7.85x Multiple	Implied Per Share Equity Reference Range for the Combined Company 7.00x–8.00x Multiple
$58.75 – $81.99	$61.07 – $84.42

Pro Forma DCF Accretion/Dilution Analysis.    LionTree performed discounted cash flow accretion/dilution analyses of the combined company by comparing the implied per share equity reference range of Liberty Global on a standalone basis, as discussed above, to each of the implied per share equity reference ranges derived from the pro forma discounted cash flow analyses of the combined company, pro forma for the transaction. In the first scenario, using the hypothetical “blended” multiple discussed above, the analysis indicated that the transaction could be between approximately 0.5% to 0.6% dilutive to holders of Liberty Global common stock. In the second scenario, using the Liberty Global standalone multiple discussed above, the analysis indicated that the Transaction could be between approximately 2.4% to 3.3% accretive to holders of Liberty Global common stock.

Hypothetical Implied Exchange Ratio Analysis

LionTree also calculated certain hypothetical implied exchange ratio reference ranges for the mergers. LionTree performed this analysis by adjusting the implied values per share of Virgin Media common stock by the $17.50 per share cash consideration payable to holders of Virgin Media common stock. LionTree compared these calculated implied exchange ratio reference ranges to (i) the implied per share Liberty Global common stock share price trading ratio as of February 1, 2013 and (ii) the aggregate implied transaction exchange ratio of 0.4510 (which is the sum of the 0.2582 exchange ratio related to the class A New Liberty Global shares and the 0.1928 exchange ratio related to the class C New Liberty Global shares).

Selected Publicly Traded Companies Analysis.    Based on the per share reference ranges for Virgin Media common stock, adjusted as described above, and Liberty Global common stock implied by the selected publicly traded companies analyses described above, and the corresponding assumptions underlying each such analysis, LionTree calculated implied exchange ratio reference ranges. In each case, the low end of each implied exchange ratio reference range was calculated by dividing the low end of the applicable Virgin Media common stock implied per share reference range by the high end of the applicable Liberty Global common stock implied per share reference range, and the high end of each implied exchange ratio reference range was calculated by dividing the high end of the applicable Virgin Media common stock implied per share price reference range by the low end of the applicable Liberty Global common stock implied per share reference range. The analysis indicated the following implied reference ranges, as compared to the implied trading ratio as of February 1, 2013 and the implied exchange ratio in the mergers:

	Implied Reference Range	Implied Trading Ratio as of February 1, 2013	Implied Exchange Ratio
2013E Adjusted EBITDA	0.2929x –0.5478x	0.3237x	0.4510x
2013E OpFCF	0.3033x –0.6002x	0.3237x	0.4510x

Discounted Cash Flow Analysis.    Based on the per share reference ranges for Virgin Media common stock, adjusted as described above, and Liberty Global common stock implied by the discounted cash flow analyses described above, and the corresponding assumptions underlying each such analysis, LionTree calculated implied exchange ratio reference ranges. LionTree calculated such implied exchange ratio reference ranges both excluding and including synergies. In each case, the low end of each implied exchange ratio reference range was calculated by dividing the low end of the applicable Virgin Media common stock implied per share reference range by the high end of the applicable Liberty Global common stock implied per share reference range, and the high end of each implied exchange ratio reference range was calculated by dividing the high end of the applicable Virgin Media common stock implied per share price reference range by the low end of the applicable Liberty Global common stock implied per share reference range. In the scenario including synergies, LionTree calculated the implied reference range based on the sum of (i) the implied per share value of Virgin Media common stock and (ii) the implied per share value of synergies multiplied by the pro forma fully diluted ownership of holders of Liberty Global common stock in the combined company. The analysis indicated the following implied reference ranges, as compared to the implied trading ratio as of February 1, 2013 and the implied exchange ratio in the mergers:

	Implied Reference Range	Implied Trading Ratio as of February 1, 2013	Implied Exchange Ratio
Excluding Synergies	0.2605x –0.5210x	0.3237x	0.4510x
Including Liberty Global Share of Synergies	0.2980x –0.5834x	0.3237x	0.4510x

Other Matters

LionTree was engaged by Liberty Global to act as its financial advisor in connection with the transaction and provide financial advisory services, including an opinion to the Liberty Global board of directors regarding the fairness, from a financial point of view, to Liberty Global of the VMI merger consideration to be paid in connection with the mergers. Liberty Global engaged LionTree based on the experience and reputation of LionTree’s professionals. LionTree is regularly engaged to provide advisory services in connection with mergers and acquisitions. Pursuant to its engagement letter, Liberty Global will pay LionTree $18,000,000 for its services, $3,000,000 of which became payable upon the delivery of LionTree’s opinion, regardless of the conclusion reached therein, and the balance of which is contingent upon the consummation of the mergers. At its discretion, Liberty Global may pay an additional discretionary fee to LionTree. Liberty Global has also agreed to reimburse LionTree for certain expenses and to indemnify LionTree, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws arising out of or relating to LionTree’s engagement.

In the past two years, certain members of LionTree’s deal team were members of a deal team at a previous employer that acted as financial advisor to Virgin Media in connection with the sale of its stake in UKTV. Such previous employer received compensation in connection with such transaction. In the ordinary course of business, certain of LionTree’s employees and affiliates may hold or trade, for their own accounts and the accounts of their investors, securities of Liberty Global and Virgin Media and, accordingly, may at any time hold a long or short position in such securities.

Opinion of Credit Suisse

Liberty Global retained Credit Suisse as its financial advisor in connection with the mergers. On February 5, 2013, at a meeting of the Liberty Global board of directors held to evaluate the proposed mergers, Credit Suisse delivered to the Liberty Global board of directors its oral opinion, confirmed by delivery of a written opinion dated February 5, 2013, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in such opinion, the VMI merger consideration was fair, from a financial point of view, to Liberty Global.

The full text of Credit Suisse’s written opinion, dated February 5, 2013, to the Liberty Global board of directors, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken, is attached as Annex D hereto and is incorporated into this joint proxy statement/prospectus by reference in its entirety. The description of the opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Credit Suisse’s opinion was provided to the Liberty Global board of directors for its information in connection with its evaluation of the VMI merger consideration and did not address any other aspect of the proposed mergers, including the relative merits of the mergers as compared to alternative transactions or strategies that might be available to Liberty Global or the underlying business decision of Liberty Global to proceed with the mergers. The opinion does not constitute advice or a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the proposed mergers or otherwise.

In arriving at its opinion, Credit Suisse:

•	reviewed the merger agreement;

•	reviewed certain publicly available business and financial information relating to Liberty Global and Virgin Media;

•

reviewed certain other information relating to Virgin Media and Liberty Global, including financial forecasts relating to Virgin Media provided to and/or discussed with Credit Suisse by Virgin Media and financial forecasts relating to Liberty Global and Virgin Media provided to and/or discussed with Credit Suisse by Liberty Global;

•

met with the management of Virgin Media to discuss the business and prospects of Virgin Media, and the management of Liberty Global to discuss the business and prospects of Virgin Media and Liberty Global;

•

considered certain financial and stock market data of Liberty Global and Virgin Media, and compared that data with similar data for other publicly held companies in businesses Credit Suisse deemed similar to that of Liberty Global and Virgin Media;

•	considered, to the extent publicly available, the financial terms of certain other business combinations and transactions that have been effected or announced; and

•	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that Credit Suisse deemed relevant.

In connection with its review, Credit Suisse did not independently verify any of the foregoing information and Credit Suisse assumed and relied on such information being complete and accurate in all material respects. With respect to the financial forecasts for Virgin Media that Credit Suisse reviewed and that were provided to or discussed with Credit Suisse by Liberty Global, the management of Liberty Global advised Credit Suisse, and Credit Suisse assumed, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Liberty Global as to the future financial performance of Virgin Media. With respect to the financial forecasts for Liberty Global that Credit Suisse reviewed, the management of Liberty Global advised Credit Suisse, and Credit Suisse assumed, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Liberty Global as to the future financial performance of Liberty Global. With respect to the estimates provided to Credit Suisse by the management of Liberty Global with respect to the cost savings and synergies anticipated to result from the mergers, the management of Liberty Global advised Credit Suisse, and Credit Suisse assumed, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Liberty Global as to such cost savings and synergies and that the same would be realized in the amounts and the times and at the costs indicated thereby.

At Liberty Global’s direction, Credit Suisse also assumed, with Liberty Global’s consent, that (i) certain Virgin Media convertible debt securities will be settled in shares of Virgin Media common stock and, accordingly, the holders of such convertible debt securities will receive the VMI merger consideration in the mergers, (ii) certain Virgin Media derivative instruments, including Virgin Media’s convertible debt hedge, will be settled in cash, in each case in the amounts described to Credit Suisse by the management of Liberty Global. With respect to estimates provided to Credit Suisse by the management of Liberty Global with respect to the net operating losses, capital allowances and other tax attributes of Liberty Global and Virgin Media (such estimates with respect to Virgin Media, as provided by Virgin Media and adjusted by Liberty Global), including the availability and use of such tax attributes by New Liberty Global and its subsidiaries after completion of the mergers, the management of Liberty Global advised Credit Suisse, and Credit Suisse assumed, that such estimates were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Liberty Global as to such tax attributes, including the impact of the mergers thereon, and that such tax attributes would be available to New Liberty Global and/or its subsidiaries in the amounts and at the times indicated by such estimates. Credit Suisse assumed, with Liberty Global’s consent, that the mergers will be treated as a tax-free reorganization for Liberty Global, Virgin Media and their respective subsidiaries for U.S. federal income tax purposes.

Credit Suisse further assumed, with Liberty Global’s consent, that, in the course of obtaining any regulatory or third-party consents, approvals or agreements in connection with the mergers, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Virgin Media, Liberty Global or the contemplated benefits of the mergers and that the merger would be consummated in accordance with the terms of the merger agreement without waiver, modification or amendment of any material term, condition or agreement thereof. In addition, Credit Suisse was not requested to, and did not, make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Liberty Global or Virgin Media.

Credit Suisse’s opinion addressed only the fairness, from a financial point of view and as of the date of its opinion, to Liberty Global of the VMI merger consideration to be paid in the mergers and did not address any other aspect or implication of the mergers or any other agreement, arrangement or understanding entered into in connection with the mergers or otherwise including, without limitation, the form or structure of the VMI merger consideration or the mergers (or the tax or accounting consequences thereof). With Liberty Global’s consent, and at the direction of Liberty Global’s management, Credit Suisse performed its analyses of Virgin Media on a U.S. dollar basis by converting U.K. pounds sterling into U.S. dollars using a spot currency rate provided to us by the management of Liberty Global. Credit Suisse expressed no views as to the fairness or reasonableness of any such currency rate or the fairness of the VMI merger consideration utilizing any other exchange rate. Credit Suisse’s opinion also did not address the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the mergers, or class of such persons, relative to the VMI merger consideration or otherwise. Credit Suisse did not negotiate on behalf of Liberty Global as to, nor participate in the discussions between Virgin Media and Liberty Global regarding, the amount or nature of the VMI merger consideration. The issuance of Credit Suisse’s opinion was approved by Credit Suisse’s authorized internal committee.

Credit Suisse’s opinion was necessarily based upon information made available to Credit Suisse as of the date of its opinion and financial, economic, market and other conditions as they existed and could be evaluated on that date. Credit Suisse did not express any opinion as to what the value of the New Liberty Global shares actually would be when issued pursuant to the mergers or the prices at which shares of Liberty Global common stock or Virgin Media common stock, or the New Liberty Global shares, would trade at any time. Except as described in this summary, the Liberty Global board of directors imposed no other limitations on Credit Suisse with respect to the investigations made or procedures followed in rendering its opinion.

In preparing its opinion to the Liberty Global board of directors, Credit Suisse performed a variety of financial and comparative analyses, including those described below. The summary of Credit Suisse’s analyses described below is not a complete description of the analyses underlying Credit Suisse’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Credit Suisse arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Credit Suisse considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond Liberty Global’s control. No company, transaction or business used in Credit Suisse’s analyses is identical to Liberty Global, Virgin Media or the proposed mergers, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in Credit Suisse’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Credit Suisse’s analyses are inherently subject to substantial uncertainty.

Credit Suisse was not requested to, and it did not, recommend the specific consideration payable in the proposed mergers, which VMI merger consideration was determined through negotiations between Liberty Global and Virgin Media, and the decision to enter into the mergers was solely that of the Liberty Global board of directors. Credit Suisse’s opinion and financial analyses were only one of many factors considered by the Liberty Global board of directors in its evaluation of the proposed mergers and should not be viewed as determinative of the views of the Liberty Global board of directors or Liberty Global’s management with respect to the mergers or the VMI merger consideration.

The following is a summary of the material financial analyses provided to the Liberty Global board of directors in connection with Credit Suisse’s opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Credit Suisse’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Credit Suisse’s financial analyses.

For purposes of the financial analyses summarized below:

•

the term “implied VMI merger consideration” refers to the total implied value of the VMI merger consideration of $48.31 per share calculated as the sum of (i) the $17.50 per share cash consideration to be paid in the mergers plus (ii) the $18.20 per share implied value of the VMI series A stock consideration to be paid in the mergers based on an exchange ratio of 0.2582 and the price of the LGI series A stock of $70.48 per share on February 1, 2013, plus (iii) the $12.61 per share implied value of the VMI series C stock consideration to be paid in the mergers based on an exchange ratio of 0.1928 and the price of the LGI series C stock of $65.39 per share on February 1, 2013;

•

the term “Liberty Global blended stock price” refers to the blended price of the LGI series A stock, LGI series B stock and LGI series C stock of $68.37 per share on February 1, 2013, which is calculated based on the fully diluted shares of each series of Liberty Global common stock outstanding calculated according to the treasury method and the price per share of each series of Liberty Global common stock on February 1, 2013; and

•

in the case of Virgin Media, Credit Suisse assumed debt of $8,333 million and cash and other adjustments ranging from $714 million to $906 million (reflecting the derived range of values of the cash settlement of certain Virgin Media derivative instruments described to Credit Suisse by the management of Liberty Global) based on estimates of the management of Liberty Global; in the case of Liberty Global, Credit Suisse assumed debt of $26,441 million and cash and other adjustments of $645 million based on estimates of the management of Liberty Global.

Virgin Media Financial Analyses

Virgin Media Selected Companies Analysis.    Credit Suisse reviewed certain financial and stock market information of Virgin Media and the following four selected publicly traded companies, including Liberty Global, with operations in whole or in part, in the provision of telephony, broadband internet and television services to customers, predominantly via fiber-optic cable networks in Europe, which is the industry in which Virgin Media primarily operates:

Selected Company	Enterprise Value (in millions)	Enterprise Value After Excluding Present Value of Tax Attributes (in millions)
Kabel Deutschland (KDG)	$11,535		$11,349
Liberty Global, Inc.	$43,896	$ $	42,435 43,071	(1) (2)
Telenet Group Holding N.V.	$9,298		$9,134
Ziggo NV	$10,130		$9,822

(1)	Derived from the mean of the estimates of selected publicly available research analysts of the value of certain tax attributes of Liberty Global.

(2)	Derived from the midpoint of the range of estimated present value of certain tax attributes of Liberty Global derived from the discounted cash flow analysis described under “—Liberty Global Discounted Cash Flow Analysis”.

Credit Suisse reviewed, among other things, enterprise values of the selected companies, calculated as equity values based on closing stock prices on February 1, 2013, plus debt, less cash and other adjustments, both before and after excluding the estimated present value of certain tax attributes, as a multiple of calendar years 2012, 2013 and 2014 estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, before stock-based compensation. Credit Suisse then applied ranges derived from the selected companies of selected multiples of calendar year 2013 estimated EBITDA before stock-based compensation of 6.5x to 7.5x to corresponding data of Virgin Media. Financial data of the selected companies were based on the mean of selected publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of Virgin Media was based on public filings, the mean of selected publicly available research analysts’ estimates and estimates of Liberty Global’s management.

Credit Suisse also reviewed selected publicly available research analysts’ estimates of the value of certain tax attributes of Virgin Media, and performed the discounted cash flow analysis described under “—Virgin Media Discounted Cash Flow Analysis” below to calculate the estimated present value of certain tax attributes of Virgin Media. Credit Suisse then added (i) the mean of the selected publicly available research analysts’ estimates of the value of such tax attributes, of $2,092 million, to the low end of the implied range of values for Virgin Media derived from the selected companies analysis and (ii) the high end of the range of the estimated present values of such tax attributes under the discounted cash flow analysis, of $2,844 million, to the high end of the implied range of values for Virgin Media derived from the selected companies analysis.

The sum of these analyses indicated the following approximate implied per share reference range for Virgin Media as compared to the implied VMI merger consideration:

Implied Per Share Reference Range	Implied VMI Merger Consideration
$38.65 – $49.55	$48.31

Credit Suisse noted that the implied per share reference range for Virgin Media included a range of approximately $6.30 - $8.50 per share attributable to the estimated value of the tax attributes of Virgin Media.

Virgin Media Selected Transactions Analysis.    Credit Suisse reviewed certain financial information of the following 12 selected transactions involving companies with operations in whole or in part, in the provision of telephony, broadband internet and television services to customers, predominantly via fiber-optic cable networks in Europe, which is the industry in which Virgin Media primarily operates:

Acquiror	Target	Transaction Enterprise Value (in millions)
BC Partners Ltd.	Com Hem AB	$ 2,588
Liberty Global, Inc.	KBW, Inc.	$ 4,482
Liberty Global, Inc.	Unitymedia	$ 5,211
Quadrangle	GET AS	$ 1,072
Warburg Pincus & Cinven	Essent Kabelcom	$ 3,326
Warburg Pincus & Cinven	Casema Holdings BV	$ 3,601
EQT Group	Kabel BW	$ 1,617
The Carlyle Group	UPC Sweden	$ 427
Cinven Limited	UPC France	$ 1,510
Providence Equity Partners	Kabel Deutschland	$ 3,825
NTL, Inc.	Telewest Global. Inc.	$ 8,639
Liberty Global, Inc.	Cablecom Holdings AG	$ 3,401

Credit Suisse reviewed, among other things, enterprise values calculated as the purchase prices paid for the target companies in the selected transactions plus debt, less cash and other adjustments, as a multiple of, to the extent publicly available, the target companies’ latest 12 months EBITDA (before stock-based compensation, to the extent available) both before and after giving effect to the estimated synergies of the relevant transaction (if publicly disclosed by the acquiror). Credit Suisse then applied a range of selected multiples, derived from the selected transactions of 7.0x to 9.0x to Virgin Media’s estimated 2012 EBITDA before stock-based compensation. Financial data of the selected transactions were based on the selected publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of Virgin Media was based on public filings and estimates of Liberty Global’s management.

Credit Suisse also performed the discounted cash flow analysis described under “—Virgin Media Discounted Cash Flow Analysis” below to calculate the estimated present value of certain tax attributes of Virgin Media. Credit Suisse then added the low and high ends of the range of the estimated present values of such tax attributes, or $2,604 million and $2,844 million, respectively, to the low and high ends, respectively, of the implied range of values for Virgin Media derived from the selected transactions analysis.

The sum of these analyses indicated the following approximate implied per share reference range for Virgin Media, as compared to the implied VMI merger consideration:

Implied Per Share Reference Range	Implied VMI Merger Consideration
$40.50 – $57.65	$48.31
Credit Suisse noted that the implied per share reference range for Virgin Media included a range of approximately $7.80 - $8.50 per share attributable to the estimated value of the tax attributes of Virgin Media.

Virgin Media Discounted Cash Flow Analysis. Credit Suisse performed a discounted cash flow analysis of Virgin Media to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Virgin Media was forecasted to generate during the fiscal year ending December 31, 2013 through the fiscal year ending December 31, 2017 based on estimates of Liberty Global’s management (see “—Certain Unaudited Prospective Financial Information of Liberty Global and Virgin Media—Certain Unaudited Prospective Financial Information Reviewed by Liberty Global”). Credit Suisse calculated terminal values for Virgin Media by applying to Virgin Media’s estimated EBITDA before stock-based compensation for the fiscal year ending December 31, 2017 a range of terminal value EBITDA before stock-based compensation multiples of 6.5x to 7.5x. The present value of the cash flows and terminal values was then calculated using discount rates ranging from 7.5% to 9.5%, representing Virgin Media’s estimated weighted average cost of capital.

Credit Suisse also performed a discounted cash flow analysis to calculate the estimated present value of certain tax attributes of Virgin Media for calendar years 2013 through 2042 based on estimates of the management of Liberty Global. Credit Suisse calculated the present value of such tax attributes using discount rates ranging from 7.5% to 9.5%, representing Virgin Media’s estimated weighted average cost of capital. Credit Suisse then added the low and high ends of the range of the implied present values of such tax attributes to the low and high ends, respectively, of the implied range of values for Virgin Media derived from the discounted cash flow analysis.

The sum of these analyses indicated the following approximate implied per share reference range for Virgin Media (excluding the estimated present value of potential synergies anticipated by Liberty Global’s management to result from the mergers), as compared to the implied VMI merger consideration:

Implied Per Share Reference Range (Excluding Synergies)	Implied VMI Merger Consideration
$37.55 – $49.85	$48.31

Credit Suisse noted that the implied per share reference range, excluding synergies, for Virgin Media included a range of approximately $7.80 - $8.50 per share attributable to the estimated value of the tax attributes of Virgin Media

Based on internal estimates of Liberty Global’s management, including such management’s estimates of potential net transaction synergies, and using discount rates ranging from 7.2% to 9.2%, Credit Suisse then calculated the estimated present value of (a) potential synergies anticipated by Liberty Global’s management to result from the mergers during the first five fiscal years following the completion of the mergers and (b) terminal values of potential synergies calculated by applying a range of EBITDA, before stock-based compensation, less capital expenditure multiples of 10.75x to 12.75x to the fiscal year 2017 potential synergies anticipated by Liberty Global’s management to result from the mergers. The range of discount rates of 7.2% to 9.2% represented a weighted average of Virgin Media’s estimated weighted average cost of capital and Liberty Global’s estimated weighted average cost of capital, weighted according to the respective adjusted enterprise values of Virgin Media and Liberty Global, calculated as equity value (based on the implied VMI merger consideration for Virgin Media and the closing stock prices of shares of Liberty Global common stock on February 1, 2013, for Liberty Global), plus debt, less cash and other adjustments, after excluding the estimated present value of certain tax attributes ranging from $2,604 million to $2,844 million. Credit Suisse then added an amount equal to approximately 36.3% (which represents the estimated proportionate interest of the Virgin Media stockholders, on a fully diluted basis calculated using the treasury method, in the pro forma combined company giving effect to the mergers) of the range of implied present value of such potential synergies to the implied range of values for Virgin Media derived from the discounted cash flow analyses of Virgin Media described above.

This analysis indicated the following approximate implied per share reference ranges for Virgin Media (inclusive of the present value of the estimated synergies and tax attributes), as compared to the implied VMI merger consideration:

Implied Per Share Reference Range (Including Synergies)	Implied VMI Merger Consideration
$39.30 – $52.00	$48.31

Credit Suisse noted that the implied per share reference range, including synergies, for Virgin Media included a range of approximately $7.80 - $8.50 per share attributable to the estimated value of the tax attributes of Virgin Media.

Liberty Global Financial Analyses

Liberty Global Selected Companies Analysis.    Credit Suisse reviewed certain financial and stock market information of Liberty Global and the following four selected publicly traded companies, including Virgin Media, with operations in whole or in part, in the provision of telephony, broadband internet and television services to customers, predominantly via fiber-optic cable networks in Europe, which is the industry in which Liberty Global primarily operates:

Selected Company	Enterprise Value (in millions)	Enterprise Value After Excluding Present Value of Tax Attributes (in millions)
Kabel Deutschland (KDG)	$11,535	$11,349
Telenet Group Holding N.V.	$9,298	$9,134
Virgin Media Inc.	$20,676	$17,957	(1)
		$18,584	(2)
Ziggo NV	$10,130	$9,822

(1)	Derived from the midpoint of the range of estimated present value of certain tax attributes of Virgin Media derived from the discounted cash flow analysis described under “—Virgin Media Discounted Cash Flow Analysis”.

(2)	Derived from the mean of the estimates of selected publicly available research analysts of the value of certain tax attributes of Virgin Media.

Credit Suisse reviewed, among other things, enterprise values of the selected companies, calculated as equity values based on closing stock prices on February 1, 2013, plus debt, less cash and other adjustments, as a multiple of calendar years 2012, 2013 and 2014 estimated EBITDA before stock-based compensation. Credit Suisse then applied ranges derived from the selected companies of selected multiples of calendar year 2013 estimated EBITDA before stock-based compensation of 7.5x to 8.5x to corresponding data of Liberty Global. Financial data of the selected companies were based on the mean of selected publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of Liberty Global were based on public filings, the mean of selected publicly available research analysts’ estimates and estimates of Liberty Global’s management.

Credit Suisse also reviewed selected publicly available research analysts’ estimates of value of certain tax attributes of Liberty Global, and performed the discounted cash flow analysis described under “—Liberty Global Discounted Cash Flow Analysis” below to calculate the estimated present value of certain tax attributes of Liberty Global. Credit Suisse then added (i) the low end of the range of the estimated present values of such tax attributes under the discounted cash flow analysis, of $794 million, to the low end of the implied range of values for Liberty Global derived from the selected companies analysis and (ii) the mean of the selected publicly available research analysts’ estimates of the value of such tax attributes, of $1,461 million, to the high end of the implied range of values for Liberty Global derived from the selected companies analysis described in the preceding paragraph.

The sum of these analyses indicated the following approximate implied per share reference range for Liberty Global as compared to Liberty Global blended stock price:

Implied Per Share Reference Range	Liberty Global Blended Stock Price on February 1, 2013
$58.05 – $80.50	$68.37

Credit Suisse noted that the implied per share reference range for Liberty Global included a range of approximately $3.00 - $5.50 per share attributable to the estimated value of the tax attributes of Liberty Global.

Liberty Global Discounted Cash Flow Analysis. Credit Suisse performed a discounted cash flow analysis of Liberty Global to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Liberty Global was forecasted to generate during the fiscal year ending December 31, 2013 through the fiscal year ending December 31, 2017 based on internal estimates of Liberty Global’s management (see “—Certain Unaudited Prospective Financial Information of Liberty Global and Virgin Media—Certain Unaudited Prospective Financial Information Reviewed by Liberty Global”). Credit Suisse calculated terminal values for Liberty Global by applying to Liberty Global’s estimated EBITDA before stock-based compensation for the fiscal year ending December 31, 2017 a range of terminal value EBITDA before stock-based compensation multiples of 7.0x to 8.0x. The present value (as of January 1, 2013) of the cash flows and terminal values was then calculated using discount rates ranging from 7.0% to 9.0%, representing Liberty Global’s estimated weighted average cost of capital.

Credit Suisse also performed a discounted cash flow analysis to calculate the estimated present value of certain tax attributes of Liberty Global for calendar years 2013 through 2022 based on estimates of the management of Liberty Global. Credit Suisse calculated the present value of such tax attributes using discount rates ranging from 7.0% to 9.0%, representing Liberty Global’s estimated weighted average cost of capital. Credit Suisse then added the low and high ends of the range of the estimated present values of such tax attributes, of $794 million and $859 million, respectively, to the low and high ends, respectively, of the implied range of values for Liberty Global derived from the discounted cash flow analysis.

The sum of these analyses indicated the following approximate implied per share reference range for Liberty Global, as compared to the closing stock price of Liberty Global on February 1, 2013:

Implied Per Share Reference Range	Liberty Global Blended Stock Price on February 1, 2013
$56.05 – $86.20	$68.37

Credit Suisse noted that the implied per share reference range for Liberty Global included a range of approximately $3.00 - $3.25 per share attributable to the estimated value of the tax attributes of Liberty Global.

Implied Exchange Ratio Analysis

Using the implied per share reference ranges for Liberty Global and Virgin Media indicated in the respective selected companies analyses and discounted cash flow analyses Liberty Global and Virgin Media described above, Credit Suisse calculated ranges of implied exchange ratios of Liberty Global common stock to

Virgin Media common stock. Credit Suisse calculated, for each analysis, (i) the low end of the implied exchange ratio by using the low end of the implied range of values for Virgin Media and the high end of the implied range of values for Liberty Global from the applicable analysis and (ii) the high end of the implied exchange ratio by using the high end of the implied range of values for Virgin Media and the low end of the implied range of values for Liberty Global from the applicable analysis. For purposes of this calculation, the implied per share reference ranges for Virgin Media were adjusted downward by the amount of the $17.50 per share cash consideration to be paid in the mergers and, in the case of the discounted cash flow analyses of Liberty Global and Virgin Media, Credit Suisse calculated implied exchange ratio references ranges excluding the estimated present value of potential synergies as described above in “—Virgin Media Discounted Cash Flow Analysis”. This implied exchange ratio analysis indicated the following implied exchange ratio reference ranges, as compared to an implied mergers exchange ratio of 0.451, calculated as the sum of the 0.2582 of a class A New Liberty Global share and the 0.1928 of a class C New Liberty Global share to be received for each share of Virgin Media common stock, without regard to the cash consideration to be paid in the mergers:

Implied Exchange Ratio Reference Range Based on:

Selected Companies Analysis	Discounted Cash Flow Analysis (Excluding Synergies)	Implied Transaction Exchange Ratio
0.263 – 0.552	0.233 – 0.577	0.451

Other Information

Credit Suisse also noted for the Liberty Global board of directors certain additional factors that were not considered part of Credit Suisse’s financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things, the following:

•

stock price targets for Virgin Media common stock and Liberty Global common stock in publicly available Wall Street research analyst reports, excluding in each case the highest and lowest stock price target, which indicated a range of illustrative per share values for Virgin Media of $33.00 to $50.45 and a range of illustrative per share values for Liberty Global of approximately $67.00 to $88.00;

•

illustrative exchange ratios of Liberty Global common stock to Virgin Media common stock based on the respective low and high per share price targets for Liberty Global and Virgin Media from publicly available Wall Street research analyst reports, excluding in each case the highest and lowest stock price target (adjusted downward, in the case of Virgin Media, by the amount of the $17.50 per share cash consideration to be paid in the mergers), which indicated a range of illustrative exchange ratios of approximately 0.176 to 0.492;

•

historical trading prices of Virgin Media common stock and Liberty Global common stock during the 52 week period ended January 1, 2013, which reflected low and high per share prices for Virgin Media during such period of approximately $21.50 to $39.80 and low and high per share prices for Liberty Global during such period of approximately $44.50 to $68.35; and

•

an illustrative discounted cash flow analysis of the pro forma combined company, performed using the methodology described above in the first paragraph under each of “—Liberty Global Discounted Cash Flow Analysis” and “—Virgin Media Discounted Cash Flow Analysis” except that Credit Suisse utilized a selected range of EBITDA before stock-based compensation terminal value multiples of 6.8x to 8.0x and discount rates of 7.2% to 9.2%, representing a weighted average of Liberty Global’s estimated weighted average cost of capital and Virgin Media’s estimated weighted average cost of capital, weighted as described under “—Virgin Media Discounted Cash Flow Analysis” above, which indicated an implied equity value per share reference range for the proportionate interest of the Liberty Global shareholders in the pro forma combined company of $54.45 to $86.75.

Miscellaneous

Liberty Global selected Credit Suisse to act as its financial advisor in connection with the mergers based on Credit Suisse’s qualifications, experience, reputation and familiarity with Liberty Global. Credit Suisse is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

Liberty Global has agreed to pay Credit Suisse for its financial advisory services to Liberty Global in connection with the mergers a fee of up to $5.0 million. Credit Suisse also became entitled to receive a fee of $2.0 million upon the rendering of its opinion, which is fully creditable against the merger fee. Liberty Global has agreed to reimburse Credit Suisse for its expenses, including fees and expenses of legal counsel, and to indemnify Credit Suisse and related parties for certain liabilities and other items, including liabilities under the federal securities laws, arising out of or related to its engagement. Credit Suisse and certain of its affiliates have provided and arranged financing for the mergers, including acting as global coordinator and joint bookrunner. Credit Suisse and its affiliates also have in the past provided, and are currently providing, investment banking and other financial services to Liberty Global and its affiliates for which Credit Suisse and its affiliates have received, and would expect to receive, compensation, including having acted as a (i) financing source and advisor as to financing matters in connection with the mergers; (ii) financial advisor to Liberty Global in connection with its repurchase of $1 billion of its common stock; (iii) joint bookrunner in connection with the offering of $1 billion of 5.5% senior secured notes, due 2023, and £500 million of 5.75% senior secured notes, due 2023, by Unitymedia Hessen GmbH & Co. KG and Unitymedia NRW GmbH, each an affiliate of Liberty Global; (iv) joint bookrunning manager in connection with the offering of €600 million of 6.375% senior notes, due 2022, by UPC Holding B.V., an affiliate of Liberty Global; (v) joint bookrunner in connection with the offer of $1 billion of 6.625% senior secured notes, due 2020, by UPCB Finance II Limited, an affiliate of Liberty Global; (vi) joint bookrunner in connection with the offering of £750 million of 6.375% senior secured notes, due 2020, by UPCB Finance II Limited, an affiliate of Liberty Global; (vii) joint bookrunning manager in connection with the offering of €640 million of 8.375% senior notes, due 2020, by UPC Holding B.V., an affiliate of Liberty Global; (viii) joint lead and book-running manager in connection with the offering of €500 million of 7.625% senior secured notes, due 2020, by UPCB Finance Limited, an affiliate of Liberty Global; and (ix) counterparty to one or more derivative swap transactions with Liberty Global or its affiliates. During the two-year period ended February 5, 2013, Credit Suisse received approximately $9.2 million of aggregate fees for investment banking services provided to Liberty Global. In addition, Credit Suisse and certain of its affiliates have in the past provided, and in the future may provide, investment banking and other financial services to Virgin Media and its affiliates for which Credit Suisse and its affiliates have received, and would expect to receive, compensation, including having acted as underwriter in connection with the offering of $1 billion of 6.5% senior secured notes, due 2018, and £875 million of 7% senior secured notes, due 2018, by Virgin Media Secured Finance PLC, an affiliate of Virgin Media. During the two-year period ended February 5, 2013, Credit Suisse received no fees for investment banking services provided to Virgin Media. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for Credit Suisse’s and its affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Liberty Global, Virgin Media and their respective affiliates and any other company that may be involved in the mergers, as well as provide investment banking and other financial services to such companies.

Opinions of Virgin Media’s Financial Advisors

Opinion of Goldman Sachs

Pursuant to an engagement letter dated February 4, 2013, Virgin Media retained Goldman Sachs as its financial advisor in connection with the proposed mergers.

At the meeting of Virgin Media board of directors on February 5, 2013, Goldman Sachs rendered its oral opinion to the Virgin Media board that, as of such date, and based upon and subject to the factors and assumptions set forth in its opinion, the VMI merger consideration to be paid to the holders (other than Liberty Global and its affiliates) of Virgin Media common stock pursuant to the merger agreement was fair from a financial point of view to such holders. Goldman Sachs confirmed its February 5, 2013 oral opinion by delivering its written opinion to the Virgin Media board of directors dated February 5, 2013, that, as of such date, and based upon and subject to the factors and assumptions set forth in its opinion, the VMI merger consideration to be paid to the holders (other than Liberty Global and its affiliates) of Virgin Media common stock pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated February 5, 2013 which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex E to this joint proxy statement/prospectus and is incorporated herein by reference. Goldman Sachs provided its opinion for the information and assistance of the Virgin Media board of directors in connection with its consideration of the mergers. The Goldman Sachs opinion is not a recommendation as to how any holder of Virgin Media common stock should vote with respect to the mergers or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of Virgin Media and Liberty Global for the five fiscal years ended December 31, 2011;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Virgin Media and Liberty Global;

•	certain other communications from Virgin Media and Liberty Global to their respective stockholders;

•	certain publicly available research analyst reports for Virgin Media and Liberty Global; and

•

certain internal financial analyses and forecasts for Virgin Media and Liberty Global prepared by or at the direction of the managements of Virgin Media and Liberty Global, and as approved for Goldman Sachs’ use by the management of Virgin Media, which we refer to in this section entitled “—Opinion of Goldman Sachs” as the forecasts, including certain projected cost savings and operating synergies prepared by or at the direction of the managements of Virgin Media and Liberty Global to result from the mergers, as approved for Goldman Sachs’ use by the management of Virgin Media, which we refer to in this section entitled “—Opinion of Goldman Sachs” as the synergies. See “Certain Unaudited Prospective Financial Information of Liberty Global and Virgin Media—Certain Unaudited Prospective Financial Information Reviewed by Virgin Media” for more information.

Goldman Sachs also held discussions with members of the senior managements of Virgin Media and Liberty Global regarding their assessment of the strategic rationale for, and the potential benefits of, the mergers and the past and current business operations, financial condition and future prospects of Virgin Media and Liberty Global; reviewed the reported price and trading activity for the Virgin Media common stock and the LGI series A stock, LGI series B stock and LGI series C stock; compared certain financial and stock market information for Virgin Media and Liberty Global with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the European and U.S. cable industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with Virgin Media’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with Virgin Media’s consent that the forecasts, including the synergies, were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Virgin Media. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Virgin Media, Liberty Global or New Liberty Global or any of their respective subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the mergers will be obtained without any adverse effect on Virgin Media, Liberty Global or New Liberty Global or on the expected benefits of the mergers in any way meaningful to its analysis. Goldman Sachs also assumed that the mergers will be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of Virgin Media to engage in the mergers or the relative merits of the mergers as compared to any strategic alternatives that may be available to Virgin Media; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, Virgin Media or any other alternative transaction. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than Liberty Global and its affiliates) of Virgin Media common stock, as of the date of the opinion, of the VMI merger consideration to be paid to such holders pursuant to the merger agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the merger agreement or the mergers or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the mergers, including the relative voting or other rights of the different classes of New Liberty Global’s ordinary shares, the fairness of the mergers to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Virgin Media, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Virgin Media, or class of such persons, in connection with the mergers, whether relative to the VMI merger consideration to be paid to the holders (other than Liberty Global and its affiliates) of Virgin Media common stock pursuant to the merger agreement or otherwise. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. In addition, Goldman Sachs did not express any opinion as to the prices at which the New Liberty Global shares will trade at any time or as to the impact of the mergers on the solvency or viability of Virgin Media, Liberty Global or New Liberty Global or the ability of Virgin Media, Liberty Global or New Liberty Global to pay their respective obligations when they come due. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Virgin Media board of directors in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent the relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before February 1, 2013, the second to last trading day before the public announcement of the mergers, and is not necessarily indicative of current market conditions. The analyses summarized below utilized (i) estimates provided by Virgin Media of consolidated net indebtedness, which is total indebtedness less cash, outstanding as of December 31, 2012, of Virgin Media and Liberty Global of £5.7 billion (including the outstanding Virgin Media convertible notes) and $24.8 billion, respectively, (ii) estimated present values of Virgin Media’s and Liberty Global’s tax assets as of December 31, 2012 of £1.5 billion and $0.9 billion, respectively, based on, among other things, the forecasted utilization of tax assets provided by Virgin Media and Liberty Global, respectively, and (iii) estimated forecasted run-rate synergies projected by Liberty Global set forth under “—Certain Unaudited Prospective Financial Information of Liberty Global and Virgin Media—Certain Unaudited Prospective Financial Information Reviewed by Liberty Global” and provided by Virgin Media.

Historical Stock Trading Analysis

Goldman Sachs reviewed the historical trading prices and volumes for the Virgin Media common stock for the five-year period ended February 1, 2013. In addition, Goldman Sachs noted that, based on the closing price of $70.48 of the LGI series A stock and the closing price of $65.39 of the LGI series C stock, in each case on February 1, 2013, the implied value per share of the VMI merger consideration, which we refer to in this section entitled “—Opinion of Goldman Sachs” as the Implied Value Per Share, to be paid to holders of Virgin Media common stock pursuant to the merger agreement was $48.31, calculated as the cash consideration of $17.50 plus the implied value of the VMI stock consideration per share of Virgin Media common stock based on February 1, 2013 closing prices.

Goldman Sachs noted that the highest closing trading price during the 52-week period ended February 1, 2013 was $39.78 on January 25, 2013, and the lowest closing trading price during such period was $21.48 on May 18, 2012.

Goldman Sachs analyzed the Implied Value Per Share to be paid to holders of Virgin Media common stock pursuant to the merger agreement in relation to the closing trading prices of the Virgin Media common stock on February 1, 2013 and on September 27, 2012, the day prior to the date of Liberty Global’s first proposal to Virgin Media, and in relation to the volume-weighted average trading prices for the Virgin Media common stock for the three-month, six-month and twelve-month periods ended February 1, 2013. This analysis indicated that the Implied Value Per Share of $48.31 to be paid to holders of Virgin Media common stock pursuant to the merger agreement represented:

•	a premium of 21.9% to the closing trading price of the Virgin Media common stock of $39.63 on February 1, 2013;

•	a premium of 62.8% to the closing trading price of the Virgin Media common stock of $29.68 on September 27, 2012, the day prior to the date of Liberty Global’s first proposal to Virgin Media;

•	a premium of 34.6% to the volume-weighted average trading price for the three-month period ended February 1, 2013 of the Virgin Media common stock of $35.89 per share;

•	a premium of 48.3% to the volume-weighted average trading price for the six-month period ended February 1, 2013 of the Virgin Media common stock of $32.58 per share; and

•	a premium of 72.5% to the volume-weighted average trading price for the twelve-month period ended February 1, 2013 of the Virgin Media common stock of $28.00 per share.

Goldman Sachs also reviewed the exchange ratio between the Virgin Media common stock and the Liberty Global common stock as of February 1, 2013 and the weighted average historical exchange ratios for the one-week, one-month, three-month, six-month, one-year, two-year, three-year and five-year periods ended February 1, 2013. The exchange ratio of the closing trading price of the Virgin Media common stock to the blended closing trading price of the LGI series A stock and LGI series C stock, in each case, on February 1, 2013, was 0.580x. The historical average exchange ratios were calculated by dividing the volume-weighted average trading price of the Virgin Media common stock for the indicated period by the blended volume-weighted average trading price of LGI series A stock and LGI series C stock for such period. The blended price of the LGI series A stock and LGI series C stock was weighted averaged based on the VMI merger consideration offered by Liberty Global in the mergers, comprised of 0.2582 of a share of LGI series A stock and 0.1928 of a share of LGI series C stock. The review indicated the historical exchange ratios set forth below:

Period Ended February 1, 2013	Exchange Ratio
One-Week Average	0.590 x
One-Month Average	0.586 x
Three-Month Average	0.598 x
Six-Month Average	0.556 x
One-Year Average	0.516 x
Two-Year Average	0.585 x
Three-Year Average	0.624 x
Five-Year Average	0.592 x

Goldman Sachs noted that, assuming the cash consideration to be paid to holders of Virgin Media common stock pursuant to the merger agreement was instead paid in stock, the implied exchange ratio of the total value represented by the consideration to be received by holders of Virgin Media common stock (based on the closing trading prices of the LGI series A stock and LGI series C stock on February 1, 2013) to the blended closing trading price of the LGI series A stock and LGI series C stock on February 1, 2013 is 0.707.

Selected Companies Analysis

Goldman Sachs reviewed and compared certain financial information for Virgin Media and Liberty Global to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the European and U.S. cable industry, which we refer to in this section entitled “—Opinion of Goldman Sachs” as the selected companies:

Selected European Cable Companies	Selected U.S. Cable Companies

• Ziggo N.V. • Kabel Deutschland Holdings AG • Telenet Group Holding N.V.	• Comcast Corporation • Time Warner Cable Inc. • Charter Communications, Inc. • Cablevision Systems Corporation

Although none of the selected companies is directly comparable to Virgin Media or Liberty Global, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Virgin Media and Liberty Global.

Goldman Sachs also calculated and compared various financial multiples and ratios based on information it obtained from SEC filings, the Bloomberg database, Institutional Brokers’ Estimate System estimates and publicly available broker estimates. With respect to Virgin Media, Liberty Global and the selected companies, Goldman Sachs calculated enterprise value, which we refer to in this section entitled “—Opinion of Goldman Sachs” as EV, as a multiple of estimated 2013 calendar year operating income before depreciation, amortization, goodwill and intangible asset impairments and restructuring and other charges, which we refer to in this section entitled “—Opinion of Goldman Sachs” as OCF. Virgin Media’s multiple was calculated using the closing price of the Virgin Media common stock on February 1, 2013 and Liberty Global’s multiple was calculated using the closing prices of LGI series A stock, LGI series B stock and LGI series C stock on February 1, 2013. The multiples for Virgin Media and Liberty Global were based on the median of selected broker estimates, and current share, options, cash balance and outstanding indebtedness information provided by their respective managements. The multiples for each of the selected companies were based on Institutional Brokers’ Estimate System estimates of earnings before interest, taxes, depreciation and amortization, which we refer to in this section entitled “—Opinion of Goldman Sachs” as EBITDA, for each selected company and the most recent publicly available information as of February 1, 2013.

The implied enterprise values calculated by Goldman Sachs for Virgin Media, Liberty Global and the selected companies are set forth below:

Selected Cable Companies	Enterprise Value (in billions)
Virgin Media	£13.2
Liberty Global	$43.6
Ziggo N.V.	€7.7
Kabel Deutschland Holdings AG	€8.3
Telenet Group Holding N.V.	€7.1
Comcast Corporation	$152.1
Time Warner Cable Inc.	$51.3
Charter Communications, Inc.	$21.0
Cablevision Systems Corporation	$14.8

For purposes of these calculations, Goldman Sachs utilized an equity value for each company derived by multiplying the number of fully diluted outstanding shares (including convertible securities (as adjusted to take into account the anti-dilutive effect of any related capped call transactions (which are discussed below)) and options) by the company’s closing share price on February 1, 2013. Goldman Sachs then added the consolidated net indebtedness of each company as of December 31, 2012 to the equity value of such company derived from the foregoing calculations and made additional adjustments to account for the value of any minority interests in, and deduct the value of unconsolidated investments held by, the company to determine an enterprise value for each company. The results of these analyses are summarized as follows:

Enterprise Value as a multiple of Estimated Calendar Year 2013 OCF

Virgin Media	7.6x
Liberty Global	8.4x

European Cable Companies Range Median	8.4x – 8.8x 8.5x

U.S. Cable Companies Range Median	6.2x – 7.7x 7.1x

Using the Implied Value Per Share of $48.31 to be paid to holders of Virgin Media common stock pursuant to the merger agreement, Goldman Sachs calculated the ratio of implied EV to estimated 2013 calendar year OCF to be 8.7x.

Applying a range of EV to estimated one-year forward OCF multiples averaged over the one-year period ended as of February 1, 2013 of 6.5x to 8.5x to Virgin Media’s estimated 2013 calendar year OCF (based on the forecasts) resulted in an implied value per share of Virgin Media common stock of $28.70 to $45.78.

Selected Transactions Analysis

Goldman Sachs analyzed certain information relating to the following selected transactions in the European cable industry since January 1, 2004:

Acquiror	Target	Date Announced	Target Enterprise Value (€ in billions)
UnitedGlobalCom, Inc.	Suez-Lyonnaise Télécom SA (Noos)	July 2004	0.6
Liberty Media International, Inc.	UnitedGlobalCom, Inc.	January 2005	5.6
Iesy Hessen GmbH & Co. KG	Ish NRW GmbH	March 2005	1.6
Grupo Corporativo ONO	Auna Telecomunicaciones, SA (Auna Tlc)	July 2005	2.3
Liberty Global, Inc.	Cablecom Holdings AG	September 2005	2.9
Cinven Limited and Altice Three SA	Altice One SA	October 2005	0.5
Warburg Pincus LLC	Multikabel B.V.	October 2005	0.5
NTL Incorporated	Telewest Global, Inc.	October 2005	7.4
The Carlyle Group LLC and Providence Equity Partners Inc.	Com Hem AB	December 2005	1.1
Providence Equity Partners Inc.	Kabel Deutschland GmbH	December 2005	3.2
Altice France Est SAS and Cinven Limited	UPC France SA	March 2006	1.3
Cinven Limited and Warburg Pincus LLC	Casema Holding B.V.	July 2006	2.1
Portugal Telecom, SGPS, S.A. Shareholders	PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.	August 2006	3.1
Cinven Limited and Warburg Pincus LLC	Essent Kabelcom B.V.	August 2006	2.6
Liberty Global, Inc.	Telenet Group Holding N.V.	November 2006	3.2
Liberty Global, Inc.	Telenet Group Holding N.V.	June 2007	3.9
Escaline S.à r.l.	PrimaCom AG	July 2007	0.5
Kabel Deutschland GmbH	Orion Group	September 2007	0.6
Caixanova Invest, SCR, S.A.	R Cable y Telecomunicaciones Galicia, S.A.	September 2008	0.6
Liberty Global, Inc.	Unitymedia GmbH	November 2009	3.5
CVC Capital Partners Ltd.	R Cable y Telecomunicaciones Galicia, S.A.	April 2010	0.7
Liberty Global, Inc.	Aster Sp. z.o.o.	December 2010	0.6
Liberty Global, Inc.	Kabel BW Erste Beteiligungs GmbH	March 2011	3.2
BC Partners Limited	Com Hem AB	July 2011	1.8
The Carlyle Group LLC	Telecable de Asturias S.A.U.	October 2011	0.4
Kabel Deutschland GmbH	Tele Columbus GmbH	May 2012	0.6

For each of the selected transactions, Goldman Sachs compared the enterprise value as a multiple of EBITDA for the latest twelve-month period ended prior to the announcement of the transaction. The enterprise value was based on publicly available analyst estimates or calculated based on the reported purchase price paid in the transaction and other publicly available information regarding the public companies. EBITDA was as reported by the companies that participated in the selected transactions or as estimated by analysts. While none of the target companies that participated in the selected transactions are directly comparable to Virgin Media, the companies that participated in the selected transactions are companies with operations, results and product profile that, for the purposes of analysis, may be considered similar to certain of Virgin Media’s operations, results and product profile.

The following table presents the results of this analysis:

EV / LTM EBITDA	Selected Transactions		Proposed Transaction
	Range	Median
After December 31, 2007	7.3x – 10.0x	8.1x	9.1x
Before December 31, 2007	7.3x – 15.7x	10.0x	9.1x

Applying the range of enterprise value to EBITDA multiples for the selected transactions completed after December 31, 2007 of 7.3x to 10.0x to Virgin Media’s EBITDA for the latest twelve-month period resulted in an implied value per share of Virgin Media common stock of $31.43 to $52.97.

Premia Paid Analysis

Goldman Sachs reviewed and analyzed the acquisition premia for all transactions announced or completed from January 15, 2003 to January 15, 2013 involving publicly traded targets in which the enterprise value implied by the purchase price paid in the acquisition exceeded $5.0 billion (excluding transactions with undisclosed value, spin-offs, recapitalizations, self-tender offers, repurchases, exchange offers and transactions in which a company was acquiring the remaining minority stake in a target company which it did not already own), calculated relative to the target’s closing price four weeks prior to the announcement of the relevant transaction. For the selected transactions, Goldman Sachs calculated the median premium for transactions in which the consideration consisted of a mix of stock and cash to be 25.5%, whereas the median premium for all-stock transactions was 12.6% and the median premium for all-cash transactions was 31.9%. Applying the median premia paid for all-stock, all-cash and cash/stock transactions to the closing trading price of Virgin Media common stock on February 1, 2013 resulted in an implied value per share of Virgin Media common stock of $44.62 to $52.27.

Illustrative Present Value of Future Share Price Analysis

Goldman Sachs performed an illustrative analysis of the implied present value of the future price per share of the Virgin Media common stock, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity per share as a function of such company’s estimated future OCF and its illustrative EV to OCF multiples, net debt and fully diluted share count. For this analysis, Goldman Sachs used the forecasts for Virgin Media for each of the fiscal years 2013 to 2017. Goldman Sachs first calculated the implied values per share of Virgin Media common stock as of December 31 for each of the years 2013 to 2016, by applying multiples of EV less the present value of Virgin Media’s tax assets to OCF, ranging from 5.0x to 7.0x to Virgin Media’s OCF estimates (per the forecasts) for each of the calendar years 2014 to 2017, deducting the estimated forecasted amount of net debt and adding the estimated forecasted value of tax assets, in each case, as of the end of such years and dividing the result by the number of fully diluted outstanding shares (as adjusted to take into account the anti-dilutive effect of the capped call transactions, including options and assuming a repurchase of the Virgin Media convertible notes at December 31, 2012 and a constant releveraging to a ratio of gross debt to last-twelve-months OCF of 3.0x through share repurchases) of Virgin Media common stock, in each case, in accordance with information provided by Virgin Media’s management. The range for the EV to OCF multiple was selected by Goldman Sachs utilizing its professional judgment and experience, taking into account the one-year forward multiple of Virgin Media as of February 1, 2013 and averaged over the one-year period ended as of February 1, 2013. The forecasted values of the tax assets were estimated based on the forecasted capital allowances and net operating losses utilization and carryforward amounts provided by Virgin Media, which are set forth under “— Certain Unaudited Prospective Financial Information of Liberty Global and Virgin Media – Certain Unaudited Prospective Financial Information Reviewed by Virgin Media”. Goldman Sachs then discounted those values using illustrative discount rates of 7.5% to 8.5%, reflecting estimates of Virgin Media’s cost of equity. This analysis resulted in a range of implied present values to an investor participating ratably in the share repurchases of $37.28 to $54.90 per share of Virgin Media common stock.

In addition, Goldman Sachs performed an illustrative analysis of the implied present value of the future price per share of the pro forma combined company’s ordinary shares and, from this range, the illustrative range of present values of the per share VMI merger consideration to holders of Virgin Media common stock. Using the forecasts, Goldman Sachs first calculated illustrative enterprise values of the pro forma combined company based on the estimated combined future one-year forward OCF of Virgin Media and Liberty Global, plus any synergies, and illustrative EV to OCF multiples, adjusted to remove the impact of tax assets, for the combined company. For this calculation, Goldman Sachs used the forecasts for each of the fiscal years 2013 to 2017. The illustrative EV to OCF multiples used in the calculation ranged from 7.3x to 8.2x. The bottom of this range was based on a weighted average blend of Liberty Global’s EV to one-year forward OCF multiple as of February 1, 2013 and Virgin Media’s average EV to one-year forward OCF multiple over the one-year period ended as of February 1, 2013, and the top of the range represents Liberty Global’s EV to one-year forward OCF multiple as of February 1, 2013, in each case, adjusted to remove the impact of tax assets. Goldman Sachs first calculated the implied values per share of the combined company’s ordinary shares as of December 31 for each of the years 2013 to 2016 by (i) applying the EV to OCF multiples to the combined company’s OCF estimates (including synergies) for each of the calendar years 2014 to 2017, (ii) deducting the estimated forecasted amount of net debt of, and adding the estimated forecasted value of tax assets of, the combined company as of the end of such years and (iii) making additional adjustments to account for the value of unconsolidated investments held by, and deduct the value of any minority interests in, the combined company, and then dividing the result by the number of fully diluted outstanding shares (including options and assuming conversion of all of the Virgin Media convertible notes and payment of the merger consideration to holders thereof, as well as a constant releveraging to 4.5x gross debt to last-twelve-months OCF ratio through share repurchases) of the combined company’s ordinary shares, in each case, in accordance with information provided by the managements of Virgin Media and Liberty Global. Goldman Sachs then discounted those values using illustrative discount rates of 8.16% to 9.16%, reflecting estimates of combined company’s cost of equity. Because the different share classes of the pro forma combined company will have equivalent economic rights, Goldman Sachs made no adjustments for the values attributable to the different share classes. From the implied present value per share of the combined company’s ordinary shares, Goldman Sachs then derived the implied value of the per share VMI merger consideration to be paid to holders of Virgin Media common stock pursuant to the merger agreement, calculated as the cash consideration of $17.50 plus 0.451 of the implied present value per share for the pro forma combined company. This analysis resulted in a range of implied present values of the per share VMI merger consideration to an investor participating ratably in the share repurchases of $52.10 to $60.74 per share of common stock.

Illustrative Discounted Cash Flow Analysis

Goldman Sachs performed an illustrative discounted cash flow analysis on Virgin Media, using the forecasts, to determine a range of illustrative present values per share of Virgin Media common stock on a stand-alone basis. Using illustrative discount rates ranging from 6.75% to 7.75%, reflecting estimates of Virgin Media’s weighted average cost of capital, Goldman Sachs derived illustrative ranges of implied enterprise values for Virgin Media by discounting to present values (a) estimates of Virgin Media’s unlevered free cash flows for the years 2013 through 2017 based on the forecasts and (b) illustrative terminal values as of December 31, 2017 based on perpetuity growth rates ranging from 0.25% to 1.25%. In this analysis, Goldman Sachs utilized forecasted unlevered free cash flows of Virgin Media, which are (x) forecasted OCF (adjusted to remove the impact of stock-based compensation) less (y) forecasted net change in working capital and forecasted fixed asset additions, in each case provided by Virgin Media, and estimated taxes based on such forecasts. The forecasts are set forth under “—Certain Unaudited Prospective Financial Information of Liberty Global and Virgin Media – Certain Unaudited Prospective Financial Information Reviewed by Virgin Media”. Goldman Sachs then derived the implied equity value per share of Virgin Media common stock by adding the present value of Virgin Media’s tax assets as of December 31, 2012 and deducting the value of Virgin Media’s consolidated net indebtedness as of December 31, 2012, and dividing the result by the number of fully diluted outstanding shares (including convertible securities (as adjusted to take into account the anti-dilutive effect of any related capped call transactions) and options) of Virgin Media common stock, in each case, in accordance with information provided by Virgin Media’s management. The analysis resulted in a range of illustrative values of $44.90 to $64.36 per share of Virgin Media common stock.

Goldman Sachs also performed an illustrative discounted cash flow analysis for the pro forma combined company using the forecasts to determine a range of illustrative present values per share of the pro forma combined company’s ordinary shares and, from this range, the illustrative range of present values of the per share VMI merger consideration to holders of Virgin Media common stock. Using illustrative discount rates ranging from 7.00% to 8.00%, reflecting estimates of Liberty Global’s weighted average cost of capital, Goldman Sachs derived illustrative ranges of implied enterprise values for Liberty Global on a standalone basis by discounting to present values (a) estimates of unlevered free cash flows for Liberty Global on a standalone basis for the years 2013 through 2017 and (b) illustrative terminal values for Liberty Global as of December 31, 2017 based on perpetuity growth rates ranging from 1.50% to 2.50%. In this analysis, Goldman Sachs utilized the forecasted unlevered free cash flows of Liberty Global, which are (x) forecasted OCF (which Virgin Media presents as “operating cash flow” in its management forecasts for Liberty Global), adjusted to remove the impact of stock-based compensation less (y) forecasted net change in working capital and forecasted additions to property and equipment, in each case provided by Virgin Media, and estimated taxes based on such forecasts. The forecasts are set forth under “—Certain Unaudited Prospective Financial Information of Liberty Global and Virgin Media—Certain Unaudited Prospective Financial Information Reviewed by Virgin Media”. In addition, Goldman Sachs, using illustrative discount rates ranging from 6.75% to 7.75%, reflecting estimates of Virgin Media’s weighted average cost of capital, derived illustrative ranges of present values of the synergies by discounting to present values (a) the estimates of the synergies for the years 2013 through 2017 and (b) illustrative terminal values for the cost savings and operating synergies to result from the mergers as of December 31, 2017 derived by applying perpetuity growth rates ranging from 0.25% to 1.25%. Goldman Sachs calculated the implied equity value per share for the pro forma combined company based on (x) the sum of the implied ranges of enterprise values for Virgin Media and Liberty Global on a standalone basis and the present value of the synergies, less the estimated forecasted amount of the pro forma combined company’s net debt and plus the estimated value of the pro forma combined company’s tax assets (based on the present values of the tax assets of Virgin Media and Liberty Global as of December 31, 2012), as adjusted to account for the value of any unconsolidated investments held by, and deduct the value of any minority interests in, the combined company, and (y) the number of fully diluted outstanding shares (including options) of the combined company. Goldman Sachs then derived the implied value of the per share VMI merger consideration to be paid to holders of Virgin Media common stock pursuant to the merger agreement, calculated as the cash consideration of $17.50 plus 0.451 of the implied equity value per share for the pro forma combined company. Because the different share classes of the pro forma combined company will have equivalent economic rights, Goldman Sachs made no adjustments for the values attributable to the different share classes. The analysis resulted in a range of present values of the per share VMI merger consideration to holders of Virgin Media common stock of $45.87 to $71.36.

Illustrative Pro Forma Trading Analysis

Goldman Sachs applied various multiples to the estimated OCF for calendar years 2013 and 2014 of the pro forma combined company, which were calculated based on the estimated OCF of Virgin Media and Liberty Global for such years based on the forecasts plus, in certain of the applied multiples, the estimated run-rate synergies, to derive illustrative implied EV for the pro forma combined company. In addition, Goldman Sachs applied various multiples to the estimated fully-taxed free cash flows for calendar years 2013 and 2014 of the pro forma combined company, which were calculated based on the estimated fully-taxed free cash flows of Virgin Media and Liberty Global based on the forecasts plus, in certain of the applied multiples, the estimated run-rate synergies, to derive illustrative implied equity values for the pro forma combined company. These multiples included:

•	EV / estimated one-year forward OCF for calendar year 2013 ranging from 8.2x to 8.8x;

•	EV / estimated one-year forward OCF for calendar year 2014 ranging from 7.8x to 8.4x;

•

EV (adjusted to eliminate the tax assets of Virgin Media and Liberty Global (based on the present values of the tax assets of Virgin Media and Liberty Global as of December 31, 2012)) / estimated one-year forward OCF for calendar year 2013 ranging from 7.8x to 8.4x;

•

EV (adjusted to eliminate the tax assets of Virgin Media and Liberty Global (based on the present values of the tax assets of Virgin Media and Liberty Global as of December 31, 2012)) / estimated one-year forward OCF for calendar year 2014 ranging from 7.4x to 8.0x;

•

EV (adjusted to eliminate the tax assets of Virgin Media and Liberty Global (based on the present values of the tax assets of Virgin Media and Liberty Global as of December 31, 2012)) / estimated one-year forward OCF for calendar year 2013 (including estimated run-rate synergies) ranging from 7.7x to 8.3x;

•

EV (adjusted to eliminate the tax assets of Virgin Media and Liberty Global (based on the present values of the tax assets of Virgin Media and Liberty Global as of December 31, 2012)) / estimated one-year forward OCF for calendar year 2014 (including estimated run-rate synergies) ranging from 7.3x to 7.9x;

•

Equity value (adjusted to eliminate the tax assets of Virgin Media and Liberty Global (based on the present values of the tax assets of Virgin Media and Liberty Global as of December 31, 2012)) / estimated one-year forward fully-taxed free cash flow for calendar year 2013 (assuming the weighted average statutory tax rate of Virgin Media and Liberty Global (weighted based on profit before tax)) ranging from 13.6x to 16.5x;

•

Equity value (adjusted to eliminate the tax assets of Virgin Media and Liberty Global (based on the present values of the tax assets of Virgin Media and Liberty Global as of December 31, 2012)) / estimated one-year forward fully-taxed free cash flow for calendar year 2014 (assuming the weighted average statutory tax rate of Virgin Media and Liberty Global (weighted based on profit before tax)) ranging from 11.6x to 14.1x;

•

Equity value (adjusted to eliminate the tax assets of Virgin Media and Liberty Global (based on the present values of the tax assets of Virgin Media and Liberty Global as of December 31, 2012)) / estimated one-year forward fully-taxed free cash flow for calendar year 2013 (assuming the weighted average statutory tax rate of Virgin Media and Liberty Global (weighted based on profit before tax) and including estimated run-rate synergies) ranging from 12.5x o 15.2x; and

•

Equity value (adjusted to eliminate the tax assets of Virgin Media and Liberty Global (based on the present values of the tax assets of Virgin Media and Liberty Global as of December 31, 2012)) / estimated one-year forward fully-taxed free cash flow for calendar year 2014 (assuming the weighted average statutory tax rate of Virgin Media and Liberty Global (weighted based on profit before tax) and including estimated run-rate synergies) ranging from 10.8x to 13.1x.

The ranges for the multiples set forth above were selected by Goldman Sachs utilizing its professional judgment and experience, taking into account various one-year forward multiples of Virgin Media, Liberty Global and the selected companies set forth under “—Selected Companies Analysis”. By applying these multiples to the estimated OCF or the estimated fully-taxed free cash flow, as applicable, of the combined company, Goldman Sachs derived a range of per share equity values for the ordinary shares of the pro forma combined company (which, in the case of the EV to OCF multiples, was derived from the range of the implied pro forma enterprise values of the pro forma combined company by deducting the estimated forecasted amount of the pro forma combined company’s net debt, adding the estimated value of the pro forma combined company’s tax assets (based on the present values of the tax assets of Liberty Global and Virgin Media as of December 31, 2012) and making additional adjustments to account for the value of unconsolidated investments held by, and deduct the value of any minority interests in, the company). This range of per share equity values resulted in a range of values for the per share VMI merger consideration to be paid to holders of Virgin Media common stock pursuant to the merger agreement, calculated as the cash consideration of $17.50 plus 0.451 of the per share prices for the ordinary shares of the pro forma combined company, of $44.56 to $49.97.

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Virgin Media or Liberty Global or the contemplated mergers.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Virgin Media board of directors as to the fairness from a financial point of view to the holders (other than Liberty Global and its affiliates) of Virgin Media common stock of the VMI merger consideration to be paid to such holders pursuant to the merger agreement. These analyses are not and do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Virgin Media, Liberty Global, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The VMI merger consideration was determined through arm’s-length negotiations between Virgin Media and Liberty Global and was approved by the Virgin Media board of directors. Goldman Sachs provided advice to Virgin Media during these negotiations. Goldman Sachs did not, however, recommend any specific type or amount of consideration to Virgin Media or its board of directors or that any specific type or amount of consideration constituted the only appropriate consideration for the mergers.

As described above, Goldman Sachs’ opinion to the Virgin Media board of directors was one of many factors taken into consideration by the Virgin Media board of directors in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with its fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex E.

Goldman Sachs and its affiliates are engaged in advisory, underwriting, financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Virgin Media, Liberty Global, any of their respective affiliates and third parties, including Liberty Interactive Corporation, Liberty Media Corporation, Sirius XM Radio Inc., Live Nation Entertainment, Inc., Starz, Discovery Communications, Inc., Expedia, Inc. and Ascent Capital Group, Inc., each of which could be deemed to be an affiliate or related party of Mr. Malone, a significant shareholder of Liberty Global, which we refer to collectively in this section entitled “—Opinion of Goldman Sachs” as the Malone entities, or any currency or commodity that may be involved in the transaction contemplated by the merger agreement, for the accounts of Goldman Sachs and its affiliates and employees and their customers. Goldman Sachs acted as financial advisor to Virgin Media in connection with, and participated in certain of the negotiations leading to, the transaction contemplated by the merger agreement. Goldman Sachs has provided certain investment banking services to Virgin Media and its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as joint bookrunner with respect to an offering of Virgin Media’s 5.250% senior notes due 2021 (aggregate principal amount $500,000,000) and 5.500% notes due 2021 (aggregate principal amount £650,000,000) in February 2011; as Virgin Media’s financial advisor in connection with the sale of its stake in UKTV Interactive Limited and VMtv in October 2011; as dealer manager with respect to Virgin Media’s tender offer for up to $500,000,000 of its dollar-denominated 9.500% senior notes due 2016 in March 2012; and as joint bookrunner with respect to a public offering of Virgin Media’s 4.875% notes due 2022 (aggregate principal amount $900,000,000) and 5.125% notes due 2022 (aggregate principal amount £400,000,000) in October 2012. During the two-year period ended February 5, 2013, the Investment Banking Division of Goldman Sachs received compensation from Virgin Media and its affiliates for services provided to Virgin Media and its affiliates of approximately $15.5 million in aggregate (based on foreign exchange rates as of March 6, 2013), excluding compensation paid or to be paid to the Investment Banking Division of Goldman Sachs pursuant to its engagement in connection with the mergers. Charles Allen, a member of the Virgin Media board of directors, is an advisor to the Merchant Banking Division of Goldman Sachs. Goldman Sachs also has provided certain investment banking services to Liberty Global and its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as joint bookrunner with respect to Liberty Global Europe BV’s refinancing of its term loan facility (aggregate principal amount $500,000,000) in October 2011; as Liberty Global’s financial advisor in connection with its acquisition of Kabel Baden-Wuerttemberg GmbH & Co KG in December 2011; as Liberty Global’s financial advisor in connection with its divestiture of Austar United Communications Ltd in May 2012; and as joint bookrunner with respect to an offering of 5.500% senior secured notes due 2023 (aggregate principal amount $1,000,000,000) and 5.750% senior secured notes due 2023 (aggregate principal amount €500,000,000) by Unitymedia Hessen GmbH & Co. KG and Unitymedia NRW GmbH in December 2012. During the two-year period ended February 5, 2013, the Investment Banking Division of Goldman Sachs received compensation from Liberty Global and its affiliates for services provided to Liberty Global and its affiliates of approximately $40.5 million in the aggregate (based on foreign exchange rates as of March 6, 2013). Goldman Sachs also has provided certain investment banking services to certain of the Malone entities and their affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as co-manager with respect to a public offering of Discovery Communications, LLC’s 4.375% senior notes due 2021 (aggregate principal amount $650,000,000) in June 2011; as Expedia, Inc.’s financial advisor in its spin-off of Tripadvisor, Inc in December 2011; and as joint bookrunner with respect to a private offering of Live Nation Entertainment, Inc.’s 7.000% senior notes due 2020 (aggregate principal amount $225,000,000) in August 2012. During the two-year period ended February 5, 2013, the Investment Banking Division of Goldman Sachs received compensation from the Malone entities and their affiliates for services provided to the Malone entities and their affiliates of approximately $7.6 million in the aggregate. Goldman Sachs may also in the future provide investment banking services to Virgin Media, Liberty Global and their respective affiliates and the Malone entities and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation.

Virgin Media Capped Call Transactions

In addition, following Virgin Media’s April 2008 issuance of $1 billion aggregate principal amount of the Virgin Media convertible notes, Virgin Media entered into Virgin Media capped call transactions in 2010 with respect to 90% of the Virgin Media convertible notes, which transactions we refer to in this section entitled “—Opinion of Goldman Sachs” as the VMI capped call transactions, with Goldman Sachs, which, in such capacity, we refer to in this section entitled “—Opinion of Goldman Sachs” as the Goldman counterparty, acting as principal for its own account, and three other counterparties. The portion of the Virgin Media convertible notes subject to the VMI capped call transactions is convertible into approximately 46,826,000 shares of Virgin Media common stock (before giving effect to any adjustment as a result of the proposed mergers). Goldman Sachs is counterparty to the VMI capped call transactions in respect of 25% of the aggregate principal amount of the Virgin Media convertible notes subject to all VMI capped call transactions. The VMI capped call transactions consisted of Virgin Media’s purchase from the Goldman counterparty and the other counterparties of call options relating to the Virgin Media convertible notes that have a lower strike price of $19.22 per share, which is the initial conversion price of the Virgin Media convertible notes, and an upper strike price, or a cap price, of $35.00 per share.

The Virgin Media capped call transactions are intended to offset a portion of the potential dilutive effects on Virgin Media common stock from the conversion of the Virgin Media convertible notes and/or any potential cash payment in excess of the principal amount of the Virgin Media convertible notes that Virgin Media may make in connection with a cash settlement of the Virgin Media convertible notes upon conversion. The Virgin Media capped call transactions generally require the Goldman counterparty and the other counterparties to deliver to Virgin Media a number of shares of Virgin Media common stock (and/or, in certain circumstances at Virgin Media’s election, cash) based on the excess, if any, of (x) the lower of the $35.00 per share cap price and of the average of the daily volume-weighted average prices of the Virgin Media common stock during the 60-day period expected to end on November 10, 2016, over (y) the strike price in connection with conversions of the Virgin Media convertible notes received during the 35 scheduled trading days preceding the maturity of the Virgin Media convertible notes and the Virgin Media capped call transactions on November 15, 2016.

At the effective time of the mergers, each Virgin Media convertible note then outstanding will no longer be convertible into shares of Virgin Media common stock and instead will be convertible into the amount of cash and shares of New Liberty Global that a holder of the number of shares of Virgin Media common stock into which such convertible notes were convertible immediately prior to the mergers would have been entitled to receive in connection with the mergers. Pursuant to their terms, a corresponding adjustment would be made to the capped call transactions, and the cap price also would be adjusted at this time to account for the impact of the proposed mergers on the capped call transactions. In the case of the capped call transactions with the Goldman counterparty, these adjustments would be determined by Goldman Sachs, as calculation agent, in good faith and a commercially reasonable manner. In addition, if any holder of the Virgin Media convertible notes elects to convert its convertible notes during a specified 20 to 35 day period following consummation of the proposed mergers, such converting holder will be entitled to receive additional consideration upon conversion pursuant to a make-whole provision in the indenture governing the Virgin Media convertible notes and a corresponding portion of the capped call transactions may be terminated as described below. Holders also may elect to require Virgin Media to repurchase their Virgin Media convertible notes at 100% of the principal amount thereof in connection with the mergers.

Under the terms of the Virgin Media capped call transactions, the Virgin Media capped call transactions could be terminated at the option of the counterparties upon the occurrence of certain events, including certain sales of Virgin Media in which 10% or more of the value of the consideration paid to Virgin Media common stockholders consists of cash (including the mergers, if they are consummated) (we refer to any such transaction in this section entitled “—Opinion of Goldman Sachs” as a cash-out transaction), to the extent holders of the Virgin Media convertible notes convert their notes following such cash-out transaction and prior to the 35th scheduled trading day preceding the maturity of the Virgin Media convertible notes. Upon such termination, each counterparty, including the Goldman counterparty, would be obligated to pay Virgin Media an amount determined in accordance with the terms of the Virgin Media capped call transaction (we refer to such payment amount in this section entitled “—Opinion of Goldman Sachs” as the termination payment) or deliver an equivalent in Virgin Media common stock. The amount of any Termination Payment will depend upon various factors, including, among others, the consideration per share delivered in the cash-out transaction, the cash-out transaction’s announcement and closing dates (and the resulting remaining term of the Virgin Media capped call transactions) and applicable interest rates. Higher transaction prices would generally result in a higher Termination Payment, and a later closing date would generally result in a lower Termination Payment. The actual amount of the Termination Payment payable by each counterparty to Virgin Media would be determined by the applicable counterparty, as calculation agent, acting in good faith and in a commercially reasonable manner. In addition, the Termination Payment by any counterparty is set at an amount equal to 1% less than the weighted average of the Termination Payment amounts determined by the other counterparties, if such counterparty determines a payment amount that is less than this floor. For illustrative purposes, if the mergers were to be consummated on May 1, 2013 in accordance with the terms of the merger agreement and all holders of the Virgin Media convertible notes were to convert their Virgin Media convertible notes on that date, Goldman Sachs estimates that the amount payable to Virgin Media upon cancellation of the Virgin Media capped call transactions to which Goldman Sachs is a party would be approximately $143 million. The actual amount of any such Termination Payment would be subject to the determination process described above and dependent on the number and timing of conversions of the Virgin Media convertible notes and cannot be determined at this time.

As the value of the Virgin Media capped call transactions and the factors affecting the Termination Payment continuously change, the consummation of a cash-out transaction, including the proposed mergers, and the resulting Termination Payment to Virgin Media from the Goldman counterparty could result in Virgin Media receiving value that is greater than, equal to or less than the value that would have been received by Virgin Media from the Goldman counterparty upon settlement of the Virgin Media capped call transactions in the absence of any cash-out transaction.

As a result of the Virgin Media capped call transactions, the Goldman counterparty has market exposure to the price of Virgin Media common stock. Goldman counterparty’s ordinary practice is to hedge to limit its market exposure to the price of the stock underlying its privately negotiated equity transactions with issuers of such stock, such as the Virgin Media capped call transactions. The Goldman counterparty has been regularly hedging its exposure to the price of Virgin Media common stock due to the Virgin Media capped call transactions and the Goldman counterparty’s ordinary practice would be to continue to regularly hedge such exposure. Such regular hedging includes purchasing and/or selling Virgin Media convertible notes and/or shares of Virgin Media common stock on a “long” basis, and/or entering into or unwinding derivative transactions referencing the shares of Virgin Media common stock. The Goldman counterparty’s hedging is intended to substantially neutralize the Goldman counterparty’s exposure resulting from the Virgin Media capped call transactions to changes in the price of Virgin Media common stock. To mitigate the exposure from the Virgin Media capped call transactions, Goldman Sachs held, as of April 30, 2013, among other instruments, a net long position of approximately 1 million shares of Virgin Media common stock in connection with the Virgin Media capped call transactions. The Goldman counterparty’s hedging activity is at its own risk, and the ultimate loss or profit realized by the Goldman counterparty on the Virgin Media capped call transactions will depend on many factors, including, without limitation, the original premium received by the Goldman counterparty for the Virgin Media capped call transactions, the price at which the Goldman counterparty has established its initial hedge position in respect of the Virgin Media capped call transactions, the deliveries or payments made pursuant to the Virgin Media capped call transactions, the profit and loss realized by the Goldman counterparty in connection with rebalancing its stock hedge positions during the term of the Virgin Media capped call transactions (such rebalancing occurring as frequently as daily), any adjustment to the terms of the Virgin Media capped call transactions, and the premium and other amounts paid, and payments received, in connection with any offsetting option position or other derivative transactions used to hedge the Virgin Media capped call transactions, and the prices at which the Goldman counterparty closes out these hedge positions. Such amount of loss or profit realized by the Goldman counterparty may be less than or greater than the initial expected contractual benefit to the Goldman counterparty under its Virgin Media capped call transactions. In accordance with industry practices, the

Goldman counterparty maintains customary institutional information barriers reasonably designed to prevent the unauthorized disclosure of confidential information by personnel in its Investment Banking Division to the personnel in its Securities Division who are undertaking these hedging and other market transactions. Goldman Sachs estimates that as of April 30, 2013, and has advised Virgin Media that, as a result of the proposed mergers, assuming the mergers close on May 1, 2013 and all holders of the Virgin Media convertible notes convert their Virgin Media convertible notes on that date, Goldman Sachs expects to realize a gain of approximately $10 million on the Virgin Media capped call transactions, after giving effect to its hedging activities based on the ordinary hedging practices described above.

The indenture governing the Virgin Media convertible notes was included as an exhibit to Virgin Media’s current report on Form 8-K filed with the SEC on April 16, 2008, which contains additional disclosure regarding the Virgin Media convertible notes. The form of the capped call confirmation for the Virgin Media capped call transactions was included as an exhibit to Virgin Media’s current report on Form 8-K filed with the SEC on October 27, 2010, which contained additional disclosure regarding the Virgin Media capped call transactions. All references in this section entitled “—Opinion of Goldman Sachs—Virgin Media Capped Call Transactions” to share counts, conversion prices and strike prices may change from time to time in accordance with the terms of the confirmations.

The Virgin Media board of directors selected Goldman Sachs as Virgin Media’s financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the mergers and because of Goldman Sachs’ long-time financial advisory relationship and familiarity with Virgin Media. Pursuant to a letter agreement dated February 4, 2013, Virgin Media engaged Goldman Sachs to act as its financial advisor in connection with the contemplated mergers. Pursuant to the terms of this engagement letter, Virgin Media has agreed to pay Goldman Sachs a transaction fee of $40,000,000, all of which will become payable upon consummation of the mergers. In addition, Virgin Media has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Opinion of J. P. Morgan

Pursuant to an engagement letter dated February 4, 2013, Virgin Media retained J.P. Morgan as its financial advisor in connection with the proposed mergers.

At the meeting of the Virgin Media board of directors on February 5, 2013, J.P. Morgan rendered its oral opinion to the Virgin Media board of directors that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the VMI merger consideration to be paid to the holders of the Virgin Media common stock in the proposed mergers was fair, from a financial point of view, to such holders. J.P. Morgan has confirmed its February 5, 2013 oral opinion by delivering its written opinion to the Virgin Media board of directors, dated February 5, 2013, that, as of such date and subject to the factors and assumptions set forth in its opinion, the VMI merger consideration to be paid to the holders of Virgin Media common stock in the proposed mergers was fair, from a financial point of view, to such holders.

The full text of the written opinion of J.P. Morgan, dated February 5, 2013, which sets forth the assumptions made, matters considered and limits on the review undertaken in connection with the opinion, is attached as Annex F and is incorporated herein by reference. J.P. Morgan’s opinion is addressed to the Virgin Media board of directors, is directed only to the VMI merger consideration to be paid in the mergers and does not constitute a recommendation to any stockholder of Virgin Media as to how such stockholder should vote with respect to the mergers or any other matter. Virgin Media’s stockholders are urged to read the opinion in its entirety. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus does not purport to be a complete description and is qualified in its entirety by reference to the full text of such opinion.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed the merger agreement;

•	reviewed certain publicly available business and financial information concerning Virgin Media and the Liberty Global and the industries in which they operate;

•

compared the proposed financial terms of the mergers with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•

compared the financial and operating performance of Virgin Media and Liberty Global with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Virgin Media common stock, the Liberty Global common stock and certain publicly traded securities of such other companies;

•

reviewed certain internal financial analyses and forecasts prepared by or at the direction of the managements of Virgin Media and Liberty Global, and as approved for J.P. Morgan’s use by the management of Virgin Media, relating to the businesses of Virgin Media and Liberty Global, which we refer to in this section entitled “ —Opinion of J.P. Morgan” as the management forecasts, as well as the estimated projected amount and timing of cost savings and related expenses and synergies prepared by or at the direction of the managements of Virgin Media and Liberty Global to result from the mergers, as approved for J.P. Morgan’s use by the management of Virgin Media, which we refer to in this section entitled “ — Opinion of J.P. Morgan” as the synergies (see “Certain Unaudited Prospective Financial Information of Liberty Global and Virgin Media— Certain Unaudited Prospective Financial Information Reviewed by Virgin Media” for more information); and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

J.P. Morgan also held discussions with certain members of the management of Virgin Media and Liberty Global with respect to certain aspects of the mergers, and the past and current business operations of Virgin Media and Liberty Global, the financial condition and future prospects and operations of Virgin Media and Liberty Global, the effects of the mergers on the financial condition and future prospects of Virgin Media and Liberty Global, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

J.P. Morgan relied upon and assumed, without independently verifying or assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Virgin Media and Liberty Global or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not conduct, and was not provided with, any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency, of Virgin Media, Liberty Global or New Liberty Global under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to it or derived therefrom, including the synergies referred to above, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Virgin Media and Liberty Global to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts (including the synergies referred to above) or the assumptions on which they were based. J.P. Morgan also assumed that the mergers will have the tax consequences described in discussions with, and materials furnished to J.P. Morgan by, representatives of Virgin Media and Liberty Global, and will be consummated as described in the merger agreement. J.P. Morgan also assumed that the representations and warranties made by Virgin Media, Liberty Global, New Liberty Global and the merger subsidiaries in the merger agreement and any related agreements are and will be true and correct in all respects material to J.P. Morgan’s analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to Virgin Media with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the mergers will be obtained without any adverse effect on Virgin Media, Liberty Global or New Liberty Global or on the contemplated benefits of the mergers.

No limitations were imposed by the Virgin Media board of directors upon J.P. Morgan with respect to the investigations made or procedures followed by it in rendering its opinion. J.P. Morgan’s opinion was based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. Subsequent developments may affect J.P. Morgan’s opinion, and J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the VMI merger consideration to be paid to the holders of the Virgin Media common stock in the proposed mergers, and J.P. Morgan has expressed no opinion as to the fairness of the mergers to, or any consideration paid in connection with the mergers to, the holders of any other class of securities, creditors or other constituencies of Virgin Media or the underlying decision by Virgin Media to engage in the mergers. Furthermore, J.P. Morgan has expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the mergers, or any class of such persons relative to the VMI merger consideration to be paid to the holders of the Virgin Media common stock in the mergers or with respect to the fairness of any such compensation, and J.P. Morgan has expressed no opinion with respect to the relative voting or other rights of the different classes of New Liberty Global’s ordinary shares. J.P. Morgan expressed no opinion as to the price at which the Virgin Media common stock, the Liberty Global common stock or New Liberty Global’s ordinary shares will trade at any future time, whether before or after the closing of the mergers.

J.P. Morgan was not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of Virgin Media or any other alternative transaction.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with providing its opinion. The issuance of J.P. Morgan’s opinion was approved by a fairness opinion committee of J.P. Morgan.

Some of the summaries of the financial analyses include information presented in tabular format. To fully understand the financial analyses, the tables should be read together with the text of each summary. Considering the data set forth in the tables without considering the narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses.

The analyses summarized below utilized (i) estimates provided by Virgin Media of consolidated net indebtedness outstanding as of December 31, 2012 of Virgin Media and Liberty Global of $8.1 billion (excluding the outstanding Virgin Media convertible notes) and $24.4 billion (excluding accrued interest), respectively and (ii) estimated present values of Virgin Media’s and Liberty Global’s tax assets as of December 31, 2012 of $2.7 billion and $0.9 billion, respectively, based on, among other things, the forecasted utilization of tax assets provided by Virgin Media and Liberty Global, respectively.

Discounted Cash Flow Analysis

J.P. Morgan calculated ranges of implied fully diluted equity value per share for both Virgin Media and Liberty Global by performing a discounted cash flow analysis for each company on a standalone basis (without synergies). The discounted cash flow analysis for both Virgin Media and Liberty Global assumed a valuation date of December 31, 2012 and was based on the management forecasts.

A discounted cash flow analysis is a method of evaluating an asset by estimating the future cash flows of an asset and taking into consideration the time value of money with respect to those future cash flows by calculating the “present value” of the estimated future cash flows of the asset. “Present value” refers to the current value of one or more future cash payments, or “cash flows,” from an asset and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macro-economic assumptions, estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. Other financial terms utilized below are “terminal value,” which refers to the value of all future cash flows from an asset at a particular point in time, and “unlevered free cash flows,” which refers to a calculation of the future cash flows of an asset without including in such calculation any debt servicing costs.

In arriving at the estimated equity values per share of Virgin Media common stock, J.P. Morgan calculated terminal values as of December 31, 2017 by applying a range of perpetual revenue growth rates of 1.25% to 1.75% and a range of discount rates of 8.25% to 9.25%. The unlevered free cash flows of Virgin Media from January 1, 2013 through December 31, 2017 and the terminal value were then discounted to present values using the range of discount rates and added together in order to derive the unlevered enterprise value for Virgin Media. In this analysis, J.P. Morgan utilized the forecasted unlevered free cash flows of Virgin Media, which are (x) forecasted EBITDA (which Virgin Media presents as “OCF” in its management forecasts for Virgin Media) less (y) forecasted net change in working capital and forecasted fixed asset additions, in each case provided by Virgin Media, and estimated taxes based on such forecasts. The forecasts are set forth under “—Certain Unaudited Prospective Financial Information of Liberty Global and Virgin Media—Certain Unaudited Prospective Financial Information Reviewed by Virgin Media”.

In arriving at the estimated equity values per share of Liberty Global common stock, J.P. Morgan calculated terminal values as of December 31, 2017 by applying a range of perpetual revenue growth rates of 2.00% to 2.50% and a range of discount rates of 7.50% to 8.50%. The unlevered free cash flows of Liberty Global from January 1, 2013 through December 31, 2017 and the terminal value were then discounted to present values using the range of discount rates and added together in order to derive the unlevered enterprise value for Liberty Global. In this analysis, J.P. Morgan utilized the forecasted unlevered free cash flows of Liberty Global, which are (x) forecasted EBITDA (which Virgin Media presents as “operating cash flow” in its management forecasts for Liberty Global) less (y) forecasted net change in working capital and forecasted additions to property and equipment, in each case provided by Virgin Media, and estimated taxes based on such forecasts. The forecasts are set forth under “—Certain Unaudited Prospective Financial Information of Liberty Global and Virgin Media—Certain Unaudited Prospective Financial Information Reviewed by Virgin Media”.

The ranges of discount rates used by J.P. Morgan in its analysis were estimated using traditional investment banking methodology, including an analysis of selected publicly traded companies engaged in businesses that J.P. Morgan deemed relevant to Virgin Media’s and Liberty Global’s businesses. These publicly traded companies were analyzed to determine the appropriate beta (an estimate of systematic risk) and target debt/total capital ratio to use in calculating the ranges of discount rates described above. The companies analyzed were same as those used in connection with the selected company analysis for Virgin Media and Liberty Global described below.

In arriving at the estimated equity values per share of Virgin Media and Liberty Global, J.P. Morgan calculated the equity value for both Virgin Media and Liberty Global by (i) increasing the unlevered enterprise values of each of Virgin Media and Liberty Global by the estimated value of their respective cash and cash equivalents as of December 31, 2012, the estimated value of unconsolidated investments held by each company at December 31, 2012, the estimated value of tax assets at December 31, 2012, which were calculated as the present value of the tax assets held by each company based on the management forecasts and, in the case of Virgin Media, the assumed value attributed to the call spread associated with certain of the Virgin Media convertible notes, and (ii) reducing the unlevered enterprise values of each of Virgin Media and Liberty Global by the estimated value of their debt as of December 31, 2012 and by the estimated value of any minority interests as of December 31, 2012. Because the different share classes of Liberty Global have equivalent economic rights, J.P. Morgan made no adjustments for the values attributable to the different share classes.

Based on the assumptions set forth above, this analysis implied a valuation range of approximately $43 to $55 per share of Virgin Media common stock and a valuation range of approximately $59 to $102 per share of Liberty Global common stock. Based upon these implied per share common stock values, J.P. Morgan calculated a range of implied exchange ratios of 0.250 to 0.635, after subtracting $17.50 per share in cash consideration from Virgin Media’s equity value. In each case, J.P. Morgan compared the implied exchange ratio to 0.451, the exchange ratios for the VMI stock consideration offered by Liberty Global in the mergers, comprised of 0.2582 of a class A New Liberty Global share and 0.1928 of a class C New Liberty Global share.

Selected Publicly Traded Company Analysis

Using publicly available information, J.P. Morgan compared selected financial data of Virgin Media and Liberty Global with similar data for the selected publicly traded companies listed below.

For Virgin Media, the companies selected by J.P. Morgan were:

•	Kabel Deutschland Holding AG

•	Liberty Global

•	Telenet Group Holding NV

•	Ziggo NV

For Liberty Global, the companies selected by J.P. Morgan were:

•	Kabel Deutschland Holding AG

•	Telenet Group Holding NV

•	Virgin Media

•	Ziggo NV

These companies were selected for each of Virgin Media and Liberty Global, among other reasons, because the companies share certain similar business and financial characteristics with Virgin Media and Liberty Global, as applicable.

For each of Virgin Media, Liberty Global and the other selected companies, J.P. Morgan reviewed the company’s firm value, based on most recent publicly available information, at February 1, 2013 divided by its estimated EBITDA for the calendar year ending December 31, 2013, the result of which is referred to as the “Firm value/EBITDA multiple”. In addition, for each of Virgin Media, Liberty Global and the other selected companies, J.P. Morgan reviewed the company’s firm value, based on most recent publicly available information, at February 1, 2013, divided by its estimated EBITDA less its estimated capital expenditures (“EBITDA-Capex”) for the calendar year ending December 31, 2013, the result of which is referred to as the “Firm value/EBITDA-Capex multiple”.

The implied firm values calculated by J.P. Morgan for Virgin Media, Liberty Global and the other selected companies are set forth below:

Selected Companies	Firm Value (1) ($ in billions)
Virgin Media	18.1
Liberty Global	42.5
Ziggo N.V.	10.2
Kabel Deutschland Holdings AG	11.2
Telenet Group Holding N.V.	9.5

(1)	Firm value is net of the estimated value of tax assets.

In the analysis, the estimates of Virgin Media’s EBITDA were based on Virgin Media’s estimated operating income before depreciation, amortization, goodwill and intangible asset impairments and restructuring and other charges, which Virgin Media presents as “OCF” in the management forecasts. The estimates of Liberty Global’s EBITDA were based on “OCF” as presented by Liberty Global in the management forecasts, subject to certain adjustments to improve comparability with “OCF” as presented by Virgin Media.

With respect to Virgin Media and Liberty Global, two sets of estimates of EBITDA and capital expenditures were utilized in the analysis — one based on publicly available equity research estimates, which was utilized when determining the various multiples of Virgin Media and Liberty Global as reference companies to the other, and the other based on the management forecasts. The estimates of both EBITDA and capital expenditures for the other selected companies were based on publicly available equity research estimates, which, in the case of EBITDA, was subject to certain adjustments to improve comparability with the “OCF” as presented by Virgin Media.

The following table reflects the multiple ranges derived from this analysis:

	Firm value / 2013E EBITDA	Firm value / 2013E EBITDA-Capex
Selected Virgin Media Companies
Range	8.1x - 9.3x	12.0x - 18.3x

Virgin Media (based on management forecasts)	6.5x	12.5x

Selected Liberty Global Companies
Range	6.6x - 9.3x	12.0x - 18.3x

Liberty Global (based on management forecasts)	8.1x	15.0x

Mean of All Selected Companies (other than Virgin Media and Liberty Global)	8.6x	15.4x

Median of All Selected Companies (other than Virgin Media and Liberty Global)	8.5x	15.8x

Based on the Firm value/EBITDA multiple range of 8.1x to 9.3x applied to Virgin Media’s projected 2013 EBITDA based on the management forecasts, J.P. Morgan arrived at an estimated implied valuation range for the Virgin Media common stock of approximately $53 to $63 per share. Based on the Firm value/EBITDA multiple range of 6.6x to 9.3x applied to Liberty Global’s projected 2013 EBITDA based on the management forecasts, J.P. Morgan arrived at an estimated implied valuation range for the Liberty Global common stock of approximately $39 to $92 per share. Based upon these implied per share equity values, J.P. Morgan calculated a range of implied exchange ratios of 0.388 to 1.174, after subtracting the $17.50 per share in cash consideration from Virgin Media’s equity value.

Based on the Firm value/EBITDA-Capex multiple range of 12.0x to 18.3x applied to Virgin Media’s projected 2013 EBITDA-Capex based on the management forecasts, J.P. Morgan arrived at an estimated implied valuation range for the Virgin Media common stock of approximately $38 to $65 per share. Based on the Firm value/EBITDA-Capex multiple range of 12.0x to 18.3x applied to Liberty Global’s projected 2013 EBITDA-Capex based on the management forecasts, J.P. Morgan arrived at an estimated implied valuation range for the Liberty Global common stock of approximately $36 to $103 per share. Based upon these implied per share equity values, J.P. Morgan calculated a range of implied exchange ratios of 0.194 to 1.325, after subtracting the $17.50 per share in cash consideration from Virgin Media’s equity value.

Furthermore, for each of Virgin Media and Liberty Global, J.P. Morgan derived a linear regression between the Firm value/EBITDA-Capex multiple and the 2012-2015 EBITDA-Capex CAGR (as defined below) for its respective selected companies, in each case derived based on publicly available equity research estimates. By plotting the 2012-2015 EBITDA-Capex CAGR (based on the management forecasts) for each of Virgin Media and Liberty Global against its respective linear regression, J.P. Morgan implied a “Growth-adjusted Firm value/EBITDA-Capex multiple” for each of Virgin Media and Liberty Global of 14.5x and 16.5x, respectively. Based on a Growth-adjusted Firm value/EBITDA-Capex multiple of 14.5x applied to Virgin Media’s projected 2013 EBITDA-Capex based on the management forecasts, J.P. Morgan arrived at an estimated implied valuation for the Virgin Media common stock of approximately $48 per share. Based on a Firm value/EBITDA-Capex multiple of 16.5x applied to Liberty Global’s projected 2013 EBITDA-Capex based on the management forecasts, J.P. Morgan arrived at an estimated implied valuation for the Liberty Global common stock of approximately $84 per share. We refer in this joint proxy statement/prospectus to the compounded annual growth rate in each selected company’s estimated EBITDA less its estimated capital expenditures between the calendar years ending December 31, 2012 and December 31, 2015 as the 2012-2015 EBITDA-Capex CAGR.

Based upon these implied per share equity values, J.P. Morgan calculated an implied exchange ratio of 0.367, after subtracting the $17.50 per share in cash consideration from Virgin Media’s equity value.

In each case, J.P. Morgan compared the implied exchange ratios to 0.451, the exchange ratio for the VMI stock consideration offered by Liberty Global in the mergers.

Selected Transactions Analysis

J.P. Morgan analyzed the publicly available financial terms of the following selected transactions in the European cable industry since January 1, 2006:

Announcement date	Acquiror	Target	Target Firm Value (€ in billions)
Oct-12	Investindustrial Holdings S.A and Trilantic Capital Management LLC	Euskaltel, S.A.	0.8
May-12	Kabel Deutschland GmbH	Tele Columbus GmbH	0.6
Oct-11	The Carlyle Group LLC	Telecable de Asturias S.A.U.	0.4
Jul-11	BC Partners Limited	Com Hem AB	1.9
Mar-11	Liberty Global, Inc.	Kabel BW Erste Beteiligungs GmbH	3.2
Dec-10	Liberty Global, Inc.	Aster Sp. z.o.o.	0.6
May-10	CVC Capital Partners Ltd.	R Cable y Telecomunicaciones Galicia, S.A.	0.7
Nov-09	Liberty Global, Inc.	Unitymedia GmbH	3.6
Dec-07	The Carlyle Group LLC	NC Numericable, S.A.	2.4
Nov-07	Quadrangle Group LLC and GS Capital Partners, L.P.	Get AS	0.7
Sep-07	Kabel Deutschland GmbH	Orion Group	0.6
Jul-07	Orion Group	PrimaCom AG	0.5
Feb-07	Liberty Global, Inc.	Telenet Group Holding N.V.	0.5
May-07	VOO NV	Suez VA	0.5
Aug-06	Cinven Limited and Warburg Pincus LLC	Essent Kabelcom B.V.	2.6
Jul-06	Cinven Limited and Warburg Pincus LLC	Casema Holding B.V.	2.1
Aug-06	Orion Group	Primacom AG	0.4
Jun-06	NC Numericable, S.A.	Noos-UPC	1.3
Apr-06	EQT Partners AB	Kabel BW Erste Beteiligungs	1.3
Mar-06	Altice France Est SAS and Cinven Limited	UPC France SA	1.3

For each of the selected transactions, J.P. Morgan derived the firm value of the target company as a multiple of EBITDA prior to the announcement of the selected transaction. The firm values of the target companies were based on publicly available estimates or estimated based on the reported purchase price paid in the transaction and other publicly available information regarding the target companies. Such multiples ranged from 7.3x to 11.7x. When applying this range to Virgin Media’s EBITDA over the latest twelve months, referred to as LTM EBITDA (based on estimate of 2012 EBITDA provided by Virgin Media), J.P. Morgan arrived at an estimated implied valuation range for the Virgin Media common stock of approximately $34 to $69 per share.

Relative Contribution Analysis

J.P. Morgan estimated the relative contribution of Virgin Media and Liberty Global to the estimated EBITDA and estimated EBITDA less estimated capital expenditures of the pro forma combined company for the calendar years ending December 31, 2012, December 31, 2013, December 31, 2015, and December 31, 2017 using the management forecasts. In the relative contribution analysis, the EBITDA for the pro forma combined company was estimated by adding (x) the forecasted EBITDA for Virgin Media, which is presented in the Virgin Media management forecasts for Virgin Media as “OCF”, and (y) the forecasted EBITDA for Liberty Global, which is presented in the Virgin Media management forecasts for Liberty Global as “operating cash flow”, without taking into account the impact of any synergies or integration costs as a result of the proposed mergers. The EBITDA less estimated capital expenditures for the pro forma combined company was estimated by adding Virgin Media’s and Liberty Global’s forecasted EBITDA-Capex, which is referred to in the Virgin Media management forecasts for Virgin Media and Liberty Global as “operating free cash flow”, without taking into account the impact of any synergies or integration costs as a result of the proposed mergers. The estimates of EBITDA and EBITDA-Capex for Virgin Media for the year ended December 31, 2012 are consistent with the results reported by Virgin Media (as “OCF” and “OCF” less “fixed asset additions (accrual basis)”, respectively) in its earnings release dated February 5, 2013 for the year ended December 31, 2012. The estimates of EBITDA and EBITDA-Capex for Liberty Global for the year ended December 31, 2012 are consistent with the results reported by Liberty Global (as “operating cash flow”, as adjusted to take into account the impact of “stock-based compensation expense”, and “operating cash flow”, as adjusted, less “property and equipment additions”, respectively) in its annual report on Form 10-K, as amended, for the year ended December 31, 2012.

The relative contribution percentages based on EBITDA and EBITDA-Capex, and adjusted for the relative impact of the cash, cash equivalents, unconsolidated investments, minority interests, the assumed value attributed to Virgin Media’s convertible hedges, and debt of each of Virgin Media and Liberty Global, were used to determine the implied pro forma ownership percentages of the pro forma combined company post-merger for the Virgin Media common stockholders and the Liberty Global common stockholders. For the purposes of this analysis, the pro forma ownership of the Virgin Media common stockholders was adjusted for the aggregate cash consideration to be paid to Virgin Media stockholders. The analysis showed the following equity value contribution from Virgin Media based on EBITDA and EBITDA-Capex:

Calendar years ending December 31,	EBITDA	EBITDA-Capex
2012	36.6%	38.0%
2013	34.8%	32.8%
2015	36.5%	32.2%
2017	37.5%	34.3%

Based on the contribution analysis set forth above, J.P. Morgan calculated a range of implied exchange ratios of 0.378 to 0.487. J.P. Morgan compared the implied exchange ratios to 0.451, the exchange ratio for the VMI stock consideration offered by Liberty Global in the mergers, which implies pro forma ownership of approximately 36% for Virgin Media’s stockholders and approximately 64% for Liberty Global’s stockholders, after accounting for the cash consideration of $17.50 per share received by Virgin Media’s stockholders.

Additional Analyses

J.P. Morgan also noted the additional analyses described below for reference purposes only and not as a component of its fairness analysis. These analyses did not form a basis for J.P. Morgan’s opinion.

Potential Pro Forma Value Creation Analysis

For reference purposes only and not as a component of its fairness analysis, J.P. Morgan estimated the potential impact on the intrinsic value of the common stock held by Virgin Media’s stockholders due to the mergers. J.P. Morgan calculated the potential increase/(decrease) in the equity value held by Virgin Media’s stockholders by comparing the estimated discounted cash flow valuations of the Virgin Media common stock on a standalone basis with the sum of (a) the illustrative pro forma value of the VMI stock consideration to the Virgin Media common stockholders calculated by (x) adding the sum of (i) the estimated discounted cash flow valuation for the Virgin Media common stock as described above, (ii) the estimated discounted cash flow valuation for the Liberty Global common stock as described above and (iii) the estimated discounted cash flow valuation for the estimated synergies (less estimated integration costs and certain transaction costs), (y) subtracting the sum of the aggregate value of the cash consideration to Virgin Media’s stockholders, and (z) multiplying the excess of such sum of the estimated discounted cash flow valuations over the sum of the aggregate cash consideration by a factor of 36%, representing Virgin Media’s stockholders’ approximate pro forma ownership of Liberty Global; and (b) the aggregate value of the cash consideration to Virgin Media’s stockholders. Based on the assumptions described above, this analysis implied value creation for Virgin Media’s shareholders of $1.4 billion or 9.0%. The midpoint value of each discounted cash flow valuation range was used for the purposes of this comparison.

Other Information

J.P. Morgan also reviewed for reference purposes only and not as a component of its fairness analysis certain other factors, including the following:

•

Historical trading price ranges during the 52-week period ended February 1, 2013 of $21.48 to $39.78 for the Virgin Media common stock and $44.53 to $68.38 for the Liberty Global common stock. Based upon these implied per share equity values, J.P. Morgan calculated a range of implied exchange ratios of 0.055 to 0.511, after subtracting the cash consideration of $17.50 per share from Virgin Media’s equity value;

•

The implied historical exchange ratios since the April 4, 2006 announcement of the NTL Telewest / Virgin Mobile transaction to February 1, 2013, calculated during this period by dividing the daily closing prices per share of the Virgin Media common stock by those of Liberty Global common stock and the average of those implied historical exchange ratios for the six-month, one-year and three-year periods ending February 1, 2013.

For purposes of calculating the implied historical exchange ratios, the historical closing prices of the Liberty Global common stock reflect the weighted average blended closing prices for the LGI series A stock and the LGI series C stock weighted based on the number of undiluted shares outstanding in each class. The analysis resulted in the following average implied exchange ratios for the periods indicated (rounded to the nearest hundredth):

Exchange ratio
52-week high	0.64x
6-month	0.56x
1-year	0.53x
3-year	0.62x
Since inception as of April 4, 2006	0.63x

The above exchange ratios assume an all-stock merger and were evaluated against the all-stock equivalent exchange ratio implied by the VMI merger consideration of 0.71x, which was calculated assuming the cash component of the VMI merger consideration was instead paid in stock.

•

Historical volume weighted average prices for the six-month and 12-month periods ended February 1, 2013 of $32.65 and $28.02, respectively, for the Virgin Media common stock and $58.10 and $53.89, respectively, for the Liberty Global common stock. Based upon these implied per share equity values, J.P. Morgan calculated implied exchange ratios of 0.261 and 0.195 respectively, after subtracting the cash consideration of $17.50 per share from Virgin Media’s equity value;

•

Wall Street analysts’ price targets, based on equity research reports published from September 2012 onwards, for the Virgin Media common stock of approximately $18.81 to $52.31 and for the Liberty Global common stock of approximately $60.00 to $102.00. Based upon these implied per share equity values, J.P. Morgan calculated a range of implied exchange ratios of 0.013 to 0.580, after subtracting the cash consideration of $17.50 per share from Virgin Media’s equity value.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

J.P. Morgan prepared these analyses for the purposes of J.P. Morgan’s providing its opinion to the Virgin Media board of directors as to the fairness from a financial point of view of the holders of the Virgin Media common stock pursuant to the merger agreement. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. None of J.P. Morgan, Virgin Media, Liberty Global or any other person assumes responsibility if future results are materially different from those forecast. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses or securities actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to Virgin Media or Liberty Global, and none of the selected transactions reviewed was identical to the mergers. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Virgin Media and Liberty Global. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the mergers. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Virgin Media and Liberty Global and the transactions compared to the mergers.

During the two-year period ended February 5, 2013, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Virgin Media, Liberty Global and the Malone entities (as defined below), for which J.P. Morgan and its affiliates have received customary compensation.

Such services for Virgin Media during such period have included acting as joint book runner on various debt offerings by certain of Virgin Media’s subsidiaries, including Virgin Media Secured Finance PLC’s offering in February 2011 and Virgin Media Finance PLC’s offerings in February 2012 and October 2012. During the two-year period ended February 5, 2013, J.P. Morgan received approximately $4.5 million of aggregate fees from Virgin Media for investment banking, treasury and securities services, and asset and wealth management services provided to Virgin Media.

Such services for Liberty Global during such period have included acting as: (x) lead left or joint bookrunner on various debt offerings by certain of Liberty Global’s subsidiaries, including (i) UPCB Finance III Limited’s offering in February 2011, (ii) UPCB Finance V Limited’s offering in November 2011, (iii) UPCB Finance VI Limited’s offering in January 2012, (iv) Telenet Finance III Luxembourg S.C.A.’s offering in February 2011, (v) Telenet Finance IV Luxembourg S.C.A.’s offering in June 2011, (vi) Telenet Finance V Luxembourg S.C.A.’s offering in August 2012 and (vii) an offering by Unity Media Hessen GMBH & Co. KG and Unity Media NRW GMBH in November 2012, (y) sole arranger on an extension of UPC Financing Partnership’s term facility in February 2012 and (z) lead left arranger on a new tranche under UPC Broadband Holding BV’s credit facility in November 2012. During the two-year period ended February 5, 2013, J.P. Morgan received approximately $17.1 million of aggregate fees from Liberty Global for investment banking, treasury and securities services, and asset and wealth management services provided to Liberty Global. In addition, J.P. Morgan and its affiliates have provided financial advisory and/or capital raising services to third parties that could be deemed to be affiliates or related parties of Mr. Malone, a significant shareholder of Liberty Global, including Liberty Interactive Corporation, Liberty Media Corporation, Sirius XM Radio Inc., Live Nation Entertainment, Inc., Starz, Discovery Communications, Inc., Expedia, Inc. and Ascent Capital Group, Inc., which we refer to collectively in this section entitled “—Opinion of J.P. Morgan” as the Malone entities. During the two-year period ended February 5, 2013, J.P. Morgan received approximately $31.0 million of aggregate fees from the Malone entities for investment banking, treasury and securities services, and asset and wealth management services provided to the Malone entities. J.P. Morgan’s commercial banking affiliate is also an agent bank and a lender under outstanding credit facilities of certain Malone entities, for which it receives customary compensation or other financial benefits. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of Virgin Media, Liberty Global and the Malone entities for their own accounts or for the accounts of customers and, accordingly, J.P. Morgan and its affiliates may at any time hold long or short positions in such securities.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise Virgin Media with respect to the mergers on the basis of such experience and its familiarity with Virgin Media. In addition, Virgin Media selected J.P. Morgan as its financial advisor because Virgin Media’s management believed that J.P. Morgan had special expertise in the European cable sector.

For services rendered in connection with the mergers, Virgin Media has agreed to pay J.P. Morgan a fee of $25,000,000, all of which is payable upon consummation of the mergers. In addition, Virgin Media has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities, including liabilities arising under the Federal securities laws.

Certain Unaudited Prospective Financial Information of Liberty Global and Virgin Media

Certain Unaudited Prospective Financial Information Reviewed by Liberty Global

Liberty Global does not as a matter of course make public long-term projections as to future revenue, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, Liberty Global is including in this joint proxy statement/prospectus certain unaudited prospective financial information regarding Liberty Global’s and Virgin Media’s anticipated future operations that were made available to the Liberty Global board of directors and to its financial advisors in connection with the mergers. See also “—Opinions of Liberty Global’s Financial Advisors”. The unaudited prospective financial information of Liberty Global included below was prepared by Liberty Global’s management in December 2012 as part of Liberty Global’s long-range plan for its business for fiscal years 2013-2017 and treats Liberty Global on a standalone basis, without giving effect to the mergers and as if the mergers had not been contemplated by

Liberty Global, which information we refer to in this joint proxy statement/prospectus as the Liberty Global management forecasts for Liberty Global. The Liberty Global management forecasts for Liberty Global were provided to Virgin Media and its financial advisors. Additionally, in connection with its evaluation of the proposed mergers, certain prospective financial information of Virgin Media was prepared by Liberty Global for the years 2013 through 2017, also on a standalone basis, without giving effect to the mergers and as if the mergers had not been contemplated by Virgin Media, which information we refer to in this joint proxy statement/prospectus as the Liberty Global management forecasts for Virgin Media. In the case of the Liberty Global management forecasts for Virgin Media, Liberty Global’s management based this unaudited prospective financial information in part on estimates of certain limited financial and operating data provided to Liberty Global by Virgin Media for the years 2013 through 2015 described below under “—Certain Unaudited Prospective Financial Information Reviewed by Virgin Media”. The Liberty Global management forecasts for Virgin Media were independently prepared by Liberty Global’s management based on assumptions they believed to be reasonable and were not provided to and were not reviewed by Virgin Media or its financial advisors.

Liberty Global management forecasts for Liberty Global ($ in millions) (1)

	Year ended December 31,
	2013	2014	2015	2016	2017
Revenue	$11,301	$11,942	$12,564	$13,151	$13,691
Operating cash flow (2)	$5,376	$5,691	$5,989	$6,280	$6,558
Additions to property and equipment	$2,452	$2,395	$2,281	$2,322	$2,243
Operating free cash flow (3)	$2,924	$3,296	$3,708	$3,958	$4,315

(1)	Dollar equivalent amounts are based on Liberty Global’s management estimates of average exchange rates over the projected period, including an average exchange rate of 1.32 U.S. dollars per Euro.

(2)	As Liberty Global uses the term, operating cash flow is defined as revenue less operating and sales, general and administrative expenses (excluding stock-based compensation, depreciation and amortization, provisions for litigation and impairment, restructuring and other operating items). Other operating items include (i) gains and losses on the disposition of long-lived assets, (ii) direct acquisition costs, such as third-party due diligence, legal and advisory costs, and (iii) other acquisition-related items, such as gains and losses on the settlement of contingent consideration. Operating cash flow for Liberty Global is consistent with LionTree’s “adjusted EBITDA”, as used in the section entitled “—Opinions of Liberty Global’s Financial Advisors—Opinion of LionTree”, and Credit Suisse’s “EBITDA before stock-based compensation” as used in the section entitled “—Opinions of Liberty Global’s Financial Advisors—Opinion of Credit Suisse” with respect to Liberty Global.

(3)	Operating free cash flow is defined as operating cash flow (as described in note (2) above) less additions to property and equipment.

Liberty Global management forecasts for Virgin Media ($ in millions) (1)

	Year ended December 31,
	2013	2014	2015	2016	2017
Revenue	$6,794	$7,073	$7,374	$7,650	$7,885
Operating cash flow (2)	$2,811	$2,901	$3,030	$3,146	$3,235
Additions to property and equipment	$1,341	$1,394	$1,445	$1,449	$1,388
Operating free cash flow	$1,470	$1,507	$1,585	$1,697	$1,847

(1)	Dollar equivalent amounts calculated based on an average exchange rate of 1.58 U.S. dollars per U.K. pound sterling and reflects the estimates of Liberty Global’s management of the exchange rate over the projected period.

(2)

Based on Liberty Global management’s best estimates, based solely on information available at the time of preparation, of Virgin Media’s operating cash flow, utilizing Liberty Global’s definition of operating cash flow described above under note (2) to “Liberty Global management’s forecasts for Liberty Global”. Operating cash flow for Virgin Media is consistent with LionTree’s “adjusted EBITDA”, as used in the section entitled “—Opinions of Liberty Global’s Financial Advisors—Opinion of LionTree”, and Credit Suisse’s “EBITDA before stock-based compensation” as used in the section entitled “—Opinions of Liberty Global’s Financial Advisors—Opinion of Credit Suisse” with respect to Virgin Media.

In addition, Liberty Global’s management expects that, following the complete integration of Liberty Global and Virgin Media, New Liberty Global will generate approximately $110 million in yearly operating synergies and $70 million in yearly capital expenditure synergies, which we refer to in this joint proxy statement/prospectus collectively as the synergies, driven by scale advantages across core functional areas.

The Liberty Global management forecasts for Liberty Global, the Liberty Global management forecasts for Virgin Media and the synergies were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or U.S. GAAP. These forecasts have been prepared by, and are the responsibility of, Liberty Global’s management. Liberty Global’s independent auditors have not examined, compiled or performed any procedures with respect to the prospective financial information contained in the Liberty Global management forecasts for Liberty Global, the Liberty Global management forecasts for Virgin Media or the synergies, and they have not expressed an opinion or any other form of assurance with respect to such forecasts or their achievability. The auditors’ reports incorporated by reference in this joint proxy statement/prospectus relate to historical financial information of Liberty Global and Virgin Media and do not extend to prospective financial information and should not be read to do so. The summaries of the Liberty Global management forecasts for Liberty Global, the Liberty Global management forecasts for Virgin Media and the synergies are not being included to influence your decision whether to vote for the mergers and the transactions contemplated in connection with the mergers, but are being provided because they were considered in connection with the mergers and were provided to Liberty Global’s financial advisors and in the case of the Liberty Global management forecasts for Liberty Global and the synergies, also to Virgin Media and its financial advisors.

The Liberty Global management forecasts for Liberty Global, the Liberty Global management forecasts for Virgin Media and the synergies were prepared based solely on information available at the time of preparation and are not a guarantee of actual future results, and the information contained in such forecasts should not be relied upon as such. None of Liberty Global, Virgin Media, New Liberty Global or their respective affiliates or advisors assumes any responsibility to stockholders for the accuracy of this information. Financial forecasts involve risks, uncertainties and assumptions. The future financial results of Liberty Global and Virgin Media and, if the mergers are completed, of New Liberty Global, may materially differ from those expressed in the Liberty Global management forecasts for Liberty Global, the Liberty Global management forecasts for Virgin Media and the synergies due to factors that are beyond New Liberty Global’s, Liberty Global’s and Virgin Media’s ability to control or predict. New Liberty Global, Liberty Global and Virgin Media cannot assure you that the Liberty Global management forecasts for Liberty Global, the Liberty Global management forecasts for Virgin Media and the synergies will be realized or that future financial results of Liberty Global and Virgin Media and, if the mergers are completed, of New Liberty Global, will not materially vary from such financial forecasts. The Liberty Global management forecasts for Liberty Global, the Liberty Global management forecasts for Virgin Media and the synergies cover multiple years and such information by its nature becomes subject to greater uncertainty with each successive year. The Liberty Global management forecasts for Liberty Global, the Liberty Global management forecasts for Virgin Media and the synergies do not take into account any circumstances or events occurring after the date they were prepared. NEW LIBERTY GLOBAL, LIBERTY GLOBAL AND VIRGIN MEDIA DO NOT HAVE ANY OBLIGATION TO UPDATE OR OTHERWISE REVISE THE FINANCIAL FORECASTS INCLUDED IN THIS JOINT PROXY STATEMENT/PROSPECTUS TO REFLECT CIRCUMSTANCES EXISTING AFTER THEIR PREPARATION OR TO REFLECT THE OCCURRENCE OF SUBSEQUENT EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH FINANCIAL FORECASTS ARE NO LONGER APPROPRIATE.

The financial forecasts included in this joint proxy statement/prospectus are forward-looking statements. For more information on factors which may cause Liberty Global’s or Virgin Media’s future financial results to materially vary from those projected in the Liberty Global management forecasts or the LGI-Virgin Media management forecasts, see “Risk Factors” and “Special Note Regarding Forward-Looking Statements”.

Certain Unaudited Prospective Financial Information Reviewed by Virgin Media

Virgin Media does not as a matter of course make public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, Virgin Media is including in this joint proxy statement/prospectus certain unaudited prospective financial information regarding Virgin Media’s and Liberty Global’s anticipated future operations that were made available to the Virgin Media board of directors and to its financial advisors in connection with the mergers. See also “—Opinions of Virgin Media’s Financial Advisors”. The unaudited prospective financial information of Virgin Media included below was prepared by Virgin Media’s management in September 2012, as part of Virgin Media’s long-range plan for its business for fiscal years 2013-2015, was presented at a Virgin Media board meeting in October 2012, when it was approved by the Virgin Media board of directors, and treats Virgin Media on a standalone basis, without giving effect to the mergers and as if the mergers had not been contemplated by Virgin Media, which information we refer to in this joint proxy statement/prospectus as the Virgin Media long-range plan.

In addition, management of Virgin Media prepared certain financial forecasts for 2016 and 2017 by extrapolating the revenue forecasts contained in the Virgin Media long-range plan based on a review of the different segments of Virgin Media’s business and various internal initiatives that extended beyond the period of the Virgin Media long-range plan and maintaining margin and capital expenditures as a constant percentage of revenue based on 2015 forecasts. These additional forecasts, which we refer to in this joint proxy statement/prospectus as the Virgin Media extended forecast, together with the Virgin Media long-range plan, were provided to Goldman Sachs and J.P. Morgan for purposes of preparing their analyses described above under “—Opinions of Virgin Media’s Financial Advisors”. The Virgin Media extended forecast was prepared by Virgin Media management as of January 2013 and was not approved by the Virgin Media board of directors.

Additionally, set forth below is unaudited prospective financial information for the years 2013 through 2017 for Liberty Global on a standalone basis, without giving effect to the mergers and as if the mergers had not been contemplated by Liberty Global, which information we refer to in this joint proxy statement/prospectus as the Virgin Media management forecasts for Liberty Global. In the case of the Virgin Media management forecasts for Liberty Global, this unaudited prospective financial information was based in part on estimates of certain limited financial and operating data provided to Virgin Media by Liberty Global described above under “—Certain Unaudited Prospective Financial Information Reviewed by Liberty Global”. The Virgin Media management forecasts for Liberty Global were independently prepared by Virgin Media’s management based on assumptions believed by Virgin Media’s management to be reasonable to take into account, among other things, the impact of stock-based compensation to create comparability with the measure of “operating cash flow” presented in the Virgin Media long-range plan, and were not provided to and were not reviewed by Liberty Global or its financial advisors. Virgin Media’s management instructed Virgin Media’s financial advisors to use the Virgin Media management forecasts for Liberty Global for purposes of their analyses described above under “—Opinions of Virgin Media’s Financial Advisors”.

We refer to the Virgin Media long-range plan and Virgin Media extended forecast together in this joint proxy statement/prospectus as the Virgin Media management forecasts for Virgin Media. The Virgin Media management forecasts for Virgin Media and the Virgin Media management forecasts for Liberty Global were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or U.S. GAAP. These forecasts have been prepared by, and are the responsibility of, Virgin Media’s management. Virgin Media’s independent auditors have not examined, compiled or performed any procedures with respect to the prospective financial information contained in the Virgin Media management forecasts for Virgin Media or the Virgin Media management forecasts for Liberty Global, and they have not expressed an opinion or any other form of assurance with respect to such forecasts or their achievability. The auditors’ reports incorporated by reference in this joint proxy statement/prospectus relate to historical financial information of Virgin Media and Liberty Global and do not extend to prospective financial information and should not be read to do so. The summaries of the Virgin Media management forecasts for Virgin Media and the Virgin Media management forecasts for Liberty Global are not being included to influence your decision whether to vote for the mergers and the transactions contemplated in connection with the mergers, but are being provided because they were considered in connection with the mergers and were provided to Virgin Media’s financial advisors and in the case of the Virgin Media long-range plan, also to Liberty Global and its financial advisors.

Virgin Media management forecasts for Virgin Media (£ in millions)

	Virgin Media Long- Range Plan			Virgin Media Extended Forecast
	Year ended December 31,
	2013	2014	2015	2016	2017
Revenues	£4,339	£4,611	£4,895	£5,185	£5,461
OCF (1)	£1,770	£1,900	£2,030	£2,150	£2,265
Fixed Asset Additions (Accrual Basis) (2)	£850	£850	£880	£932	£982
Operating Free Cash Flow (3)	£920	£1,050	£1,150	£1,218	£1,283
Net Change in Working Capital	£(40.0)	£(20.0)	—	—	—

(1)	As Virgin Media uses the term, OCF means operating income before depreciation, amortization, goodwill and intangible asset impairments and restructuring and other charges.

(2)	As Virgin Media uses the term, Fixed Asset Additions (Accrual Basis) is the purchase of fixed and intangible assets as measured on an accrual basis, excluding asset retirement obligation related assets.

(3)	As Virgin Media uses the term in this joint proxy statement/prospectus, operating free cash flow, which we refer to in this joint proxy statement/prospectus as OpFCF, means OCF (as defined in note (1) above) less Fixed Asset Additions (Accrual Basis).

	Year ended December 31,
(£ in millions)	2013	2014	2015	2016	2017
Capital Allowances Utilized	(1,136)	(1,230)	(1,669)	(1,904)	(1,995)
Capital Allowances Carry Forward (1)	12,920	12,475	11,586	10,489	9,328
Net Operating Losses Utilized	(329)	(367)	(218)	(148)	(155)
Net Operating Losses Carry Forward (1)	1,124	757	538	390	235

(1)	Represents the capital allowances or net operating losses, as applicable, remaining at the end of the applicable year.

Virgin Media management forecasts for Liberty Global ($ in millions) (1)

	Year ended December 31,
	2013	2014	2015	2016	2017
Revenues	$11,403	$11,942	$12,564	$13,175	$13,758
Operating cash flow (2)	$5,252	$5,561	$5,852	$6,137	$6,409
Additions to property and equipment	$2,424	$2,395	$2,281	$2,457	$2,566
Operating free cash flow (3)	$2,828	$3,166	$3,571	$3,680	$3,843
Net Change in Working Capital	$(23)	$(24)	$(25)	$(26)	$(28)

(1)	Dollar equivalent amounts are based on the same estimates of average exchange rates over the projected period made by Liberty Global’s management, including an average exchange rate of 1.32 U.S. dollars per Euro.

(2)	Reflects operating cash flow as presented by Liberty Global modified to reflect the deduction of stock-based compensation.

(3)	Represents operating cash flow less additions to property and equipment as presented by Liberty Global.

The Virgin Media management forecasts for Virgin Media and the Virgin Media management forecasts for Liberty Global were prepared based solely on information available at the time of preparation and are not a guarantee of actual future results, and the information contained in such forecasts should not be relied upon as such. None of Virgin Media, Liberty Global, New Liberty Global or their respective affiliates or advisors assumes any responsibility to stockholders for the accuracy of this information. Financial forecasts involve risks, uncertainties and assumptions. The future financial results of Virgin Media and Liberty Global and, if the mergers are completed, of New Liberty Global, may materially differ from those expressed in the Virgin Media management forecasts for Virgin Media and the Virgin Media management forecasts for Liberty Global due to factors that are beyond Virgin Media’s, New Liberty Global’s and Liberty Global’s ability to control or predict. Virgin Media, New Liberty Global and Liberty Global cannot assure you that the Virgin Media management forecasts for Virgin Media and the Virgin Media management forecasts for Liberty Global will be realized or that future financial results of Virgin Media and Liberty Global and, if the mergers are completed, of New Liberty Global, will not materially vary from such financial forecasts. The Virgin Media management forecasts for Virgin Media and the Virgin Media management forecasts for Liberty Global cover multiple years and such information by its nature becomes subject to greater uncertainty with each successive year. The Virgin Media management forecasts for Virgin Media and the Virgin Media management forecasts for Liberty Global do not take into account any circumstances or events occurring after the dates they were prepared. VIRGIN MEDIA, NEW LIBERTY GLOBAL AND LIBERTY GLOBAL DO NOT HAVE ANY OBLIGATION TO UPDATE OR OTHERWISE REVISE THE FINANCIAL FORECASTS INCLUDED IN THIS JOINT PROXY STATEMENT/PROSPECTUS TO REFLECT CIRCUMSTANCES EXISTING AFTER THEIR PREPARATION OR TO REFLECT THE OCCURRENCE OF SUBSEQUENT EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH FINANCIAL FORECASTS ARE NO LONGER APPROPRIATE.

The financial forecasts included in this joint proxy statement/prospectus are forward-looking statements. For more information on factors which may cause Virgin Media’s or Liberty Global’s future financial results to materially vary from those projected in the Virgin Media management forecasts for Virgin Media or the Virgin Media management forecasts for Liberty Global, see “Risk Factors” and “Special Note Regarding Forward-Looking Statements”.

Interests of Liberty Global Directors and Executive Officers in the Mergers

In considering the recommendation of the Liberty Global board of directors with respect to the mergers, Liberty Global stockholders should be aware that the executive officers and directors of Liberty Global have certain interests in the mergers that may be different from, or in addition to, the interests of Liberty Global stockholders generally. The Liberty Global board of directors was aware of the interests described below and considered them, among other matters, when approving the merger agreement and recommending that the Liberty Global stockholders vote to approve the New Liberty Global share issuance and adopt the merger agreement. These interests are summarized below.

Liberty Global 401(k) Plan

Liberty Global sponsors the Liberty Global 401(k) plan. This 401(k) plan provides for full vesting of employer matching contributions after three years of service or upon the occurrence of a merger in which Liberty Global is not the surviving entity. Bryan Hall, an executive officer who has been employed by Liberty Global for fewer than three years, will benefit from the accelerated vesting of the employer matching contributions.

Continuing Services as Executive Officers of the Combined Group

It is anticipated that the services of the executive officers of Liberty Global will continue with New Liberty Global.

Continuing Services as Directors for New Liberty Global Board of Directors

It is anticipated that the New Liberty Global board of directors after the mergers will include each of the directors from the current Liberty Global board of directors.

Indemnification and Insurance

As described below under “The Merger Agreement—Indemnification and Insurance”, the merger agreement provides that the entities surviving the mergers will indemnify, defend and hold harmless to the fullest extent permitted under applicable law, each director and officer of Liberty Global or any of its subsidiaries serving in such capacity at any time prior to the consummation of the transactions contemplated by the merger agreement against all losses, claims, damages, liabilities, costs and expenses (including attorneys’ fees), judgments, fines, penalties and amounts paid in settlement in connection with any action arising out of or pertaining to acts or omissions, or alleged acts or omissions, by them in their capacities as such, whether commenced, asserted or claimed before, at or after completion of the transactions contemplated by the merger agreement. The merger agreement also provides that, for a period of six years after completion of the mergers, the entities surviving the mergers will maintain in effect the current directors’ and officers’ liability and fiduciary insurance policies maintained by Liberty Global and its subsidiaries for acts and omissions occurring prior to the consummation of the mergers. However, the entities surviving the mergers may substitute therefor policies the material terms of which, including coverage and amount, are no less favorable in any material respect than the existing policy for which substitution is made. In any event, the entities surviving the mergers are not required to pay premiums for any such insurance policies in excess of 300% of the current premiums applicable to such policies (but are obligated to provide as much coverage as may be obtained for such 300% amounts). The rights to indemnification and insurance provided in the merger agreement are in addition to any rights such directors and officers may have under the existing organizational documents of, or any contract or other arrangement with, Liberty Global or any of its subsidiaries. For a discussion of these interests, see “The Merger Agreement—Indemnification and Insurance”.

Malone Expense Letter

Virgin Media required, as a condition to the signing of the merger agreement, that John C. Malone and certain related Liberty Global stockholders enter into the support agreement with Virgin Media (as described more thoroughly in “The Support Agreement”). These Liberty Global stockholders requested, on February 5, 2013, that Liberty Global execute a letter agreement with John C. Malone and such related Liberty Global stockholders, pursuant to which Liberty Global agreed (i) to pay all out-of-pocket costs, and reasonable fees and expenses of counsel and other advisors, incurred by such stockholders in connection with the negotiation, execution, delivery and performance of the support agreement and (ii) to indemnify (to the fullest extent permitted by Delaware law) each of such stockholder against any claims, damages, fees, costs and expenses incurred by it (including reasonable fees and expenses of counsel and other advisors) in its capacity as a stockholder of Liberty Global relating to or arising out of the execution, delivery and performance of the support agreement.

Ownership of Virgin Media Common Stock

Mr. Hall was formerly employed by Virgin Media as its general counsel and was one of its executive officers. As of the Virgin Media record date, Mr. Hall held 115,741 shares of Virgin Media common stock for which he will receive, like all other Virgin Media stockholders, the VMI merger consideration in connection with the VMI mergers. Assuming that this shareholding remains unchanged, upon consummation of the mergers, Mr. Hall would receive, in consideration for the Virgin Media common stock he holds, approximately $2.03 million in cash, 29,884 class A New Liberty Global shares and 22,314 class C New Liberty Global shares.

Interests of Virgin Media Directors and Executive Officers in the Mergers

In considering the recommendation of the Virgin Media board of directors with respect to the merger agreement, you should be aware that certain of the directors and executive officers of Virgin Media have certain interests in the VMI mergers, including those described below and as described in “Virgin Media Merger-Related Compensation Proposal” beginning on page 312 that are different from, or in addition to, your interests as a stockholder generally and that may present actual or potential conflicts of interest. The members of the Virgin Media board of directors were aware of these interests and considered them, among other matters, when deciding to approve the merger agreement and recommending that you vote “FOR” the adoption of the merger agreement.

Indemnification of Directors and Officers; Directors’ and Officers’ Insurance

As described below under “The Merger Agreement—Indemnification and Insurance”, the merger agreement provides that the entities surviving the mergers will indemnify, defend and hold harmless to the fullest extent permitted under applicable law, each director and officer of Virgin Media or any of its subsidiaries serving in such capacity at any time prior to the consummation of the transactions contemplated by the merger agreement against all losses, claims, damages, liabilities, costs and expenses (including attorneys’ fees), judgments, fines, penalties and amounts paid in settlement in connection with any action arising out of or pertaining to acts or omissions, or alleged acts or omissions, by them in their capacities as such, whether commenced, asserted or claimed before, at or after completion of the transactions contemplated by the merger agreement. The merger agreement also provides that, for a period of six years after completion of the mergers, the entities surviving the mergers will maintain in effect the current directors’ and officers’ liability and fiduciary insurance policies maintained by Virgin Media and its subsidiaries for acts and omissions occurring prior to the consummation of the mergers. However, the entities surviving the mergers may substitute therefor policies the material terms of which, including coverage and amount, are no less favorable in any material respect than the existing policy for which substitution is made. In any event, the entities surviving the mergers are not required to pay premiums for any such insurance policies in excess of 300% of the current premiums applicable to such policies (but are obligated to provide as much coverage as may be obtained for such 300% amounts). The rights to indemnification and insurance provided in the merger agreement are in addition to any rights such directors and officers may have under the existing organizational documents of, or any contract or other arrangement with, Virgin Media or any of its subsidiaries. In addition, the merger agreement provides that the certificate of incorporation and by-laws of the entity surviving the VMI mergers and its subsidiaries will contain indemnification, exculpation and advancement of expenses provisions that are at least as favorable as those in the comparable organizational documents of Virgin Media and its subsidiaries as in effect on the date of the merger agreement.

Treatment of Equity-Based Awards

Options

The merger agreement provides that, at the effective time of the first VMI merger, each existing employee stock option (other than certain U.K. tax-qualified options) to acquire Virgin Media common stock, including the options held by Virgin Media directors and executive officers, will be converted into two separate options, the first to acquire 0.4123 of a class A New Liberty Global share for each share of Virgin Media common stock subject to the existing stock option and the second to acquire 0.3077 of a class C New Liberty Global share for each share of Virgin Media common stock subject to the existing stock option. The applicable exercise prices will also be appropriately adjusted, in a manner designed to maintain the intrinsic value of options. The converted options will continue to vest based on continued service of the option holder in the same manner as applied before the first VMI merger, other than: (i) those stock options that provide for accelerated vesting under their existing terms on a change of control will accelerate as part of the first VMI merger; and (ii) for converted options in respect of options granted prior to January 1, 2013, in the event that the holder of the converted stock option is subject to an involuntary termination of employment (including a termination of the holder’s employment by New Liberty Global without cause or the holder’s resignation for good reason) on or prior to December 31, 2014, any stock options that are unvested at the time of the involuntary termination of employment will vest. Options will be exercisable for up to two years post-termination of employment in the event of an involuntary termination on or prior to December 31, 2014.

Stock Units

The merger agreement provides that certain Virgin Media stock units (including restricted stock units and performance shares) in respect of Virgin Media common stock, including the stock units held by Virgin Media executive officers, will, upon the effective time of the first VMI merger, be converted into stock units in respect of 0.4123 of a class A New Liberty Global share and 0.3077 of a class C New Liberty Global share in respect of each share of Virgin Media common stock subject to the Virgin Media stock unit award. In the case of stock units issued under Virgin Media’s 2011-2013 and 2012-2014 long-term incentive plans, the stock units will be converted into stock units that vest based on continued service of the award holder through to March 1 following the end of the applicable original three-year performance period (and any existing performance based vesting conditions will lapse). Virgin Media stock units with performance-based vesting conditions issued under Virgin Media’s 2013-2015 long-term incentive plan will, upon the effective time of the first VMI merger, be canceled and replaced with incentive awards under a New Liberty Global plan modeled on Liberty Global’s existing performance-based plans with performance goals that would reasonably be expected to result in comparable compensation for comparable performance as applied to the prior awards. For stock unit awards granted prior to January 1, 2013 that are converted into stock unit awards in respect of New Liberty Global shares, vesting and settlement of such converted stock units will accelerate if the holder is subject to an involuntary termination of employment (as described above in connection with options) on or prior to December 31, 2014.

Other Equity-Based Awards and Plans

The merger agreement contemplates that Virgin Media will seek consent from HMRC to, insofar as possible, offer an exchange of existing options granted under the U.K. tax-qualified Virgin Media Sharesave Plan and the CSOP for new tax-qualified options over New Liberty Global shares. To the extent executive officers participate in these plans, they will be treated in the same manner as other participants.

Holders of shares in U.K. HRMC approved share incentive plans operated by Virgin Media and its subsidiaries will receive the merger consideration in respect of their stockholdings and further contributions to these plans will cease. To the extent executive officers participate in these plans, they will be treated in the same manner as other participants.

Certain employees, including Messrs. Berkett, O’Hare and Barron, participate in the JSOP. The merger agreement provides that Virgin Media will seek to treat awards under the JSOP in a substantially similar manner to that described above in respect of Virgin Media stock units or stock options, as appropriate, granted under Virgin Media’s 2011-2013 long-term incentive plan and, if or to the extent that is not possible, to treat the JSOP beneficiaries in an appropriate and equitable manner. The interests of Messrs. Berkett, O’Hare and Barron under the JSOP will be treated in the same manner as those of other participants.

Certain of Virgin Media’s non-executive directors chose to defer a portion of their cash compensation in the form of vested deferred share units under the non-executive directors’ deferred compensation plan. In connection with the first VMI merger, the non-executive directors’ deferred compensation plan will be terminated and the accounts of the non-executive director participants will be settled in cash, under the terms of the plan.

Summary of Shares Underlying Equity Awards and Equity-Based Plans Held by Executive Officers and Directors

The table below sets forth, as of January 31, 2013, for each Virgin Media executive officer, the following: (i) the number of shares of Virgin Media common stock underlying vested options (including any vested CSOPs), (ii) the number of shares of Virgin Media common stock underlying unvested options the vesting for which will accelerate in connection with the change in control; (iii) the number of shares of Virgin Media common stock underlying unvested options that will continue to vest on the same schedule following the change in control (including any unvested CSOPs); (iv) the number of shares of Virgin Media common stock in respect of vested Virgin Media stock units (including the number of Virgin Media stock units that were authorized by the compensation committee of the Virgin Media board of directors in January 2013 in respect of the 2010-2012 long-term incentive plan that will be converted into the right of the holder to receive the cash consideration, less any applicable acquisition price, and the VMI stock consideration); (v) the number of shares of Virgin Media common stock in respect of unvested Virgin Media stock units that will be converted into stock units that will vest based on the continued service of the award holder; (vi) the number of shares of Virgin Media common stock in respect of Virgin Media stock units that will be replaced by new performance-based awards under a New Liberty Global incentive plan following the merger; (vii) the number of vested JSOP option equivalent interests; (viii) the number of unvested JSOP option equivalent interests; and (ix) the number of unvested JSOP performance share equivalent interests.

Name	Number of shares underlying Vested options (#)	Number of shares underlying Unvested options that will accelerate on the Change in Control (#)	Number of shares underlying Unvested options that will not accelerate on the Change in Control (#)	Number of shares in respect of Vested stock units (including 2010-2012 LTIP) (#)	Number of shares in respect of Unvested stock units that will be converted into time-based awards (#)	Number of shares in respect of Unvested stock units that will be converted into new performance- based awards (#)	Vested JSOP option equivalent interests (#)	Unvested JSOP option equivalent interests (#)	Unvested JSOP performance share equivalent interests (#)
Neil A. Berkett	1,738,306	100,000	180,782	65,620	150,024	90,217	37,594	56,391	140,977
Eamonn O’Hare	249,830	11,401	271,193	58,502	50,535	29,471	12,280	18,422	46,053
Andrew M. Barron	411,973	75,591	54,149	52,339	43,677	29,471	10,024	15,039	37,594
Paul Buttery	175,531	23,702	57,617	32,832	69,543	22,554	0	0	0
Robert Gale	124,093	8,845	33,498	12,698	39,770	12,330	0	0	0

The following Virgin Media non-executive directors also hold certain vested options as of January 31, 2013: Sir Charles Allen, options in respect of 102,500 shares; Mr. James Chiddix, options in respect of 40,000 shares; Andrew Cole, options in respect of 102,500 shares; Gordon McCallum, options in respect of 335,975 shares (held in trust for the benefit of Virgin Entertainment Investment Holdings Limited); James Mooney, options in respect of 67,226 shares; John Rigsby, options in respect of 127,500 shares; Doreen Toben, options in respect of 57,500 shares; and George Zoffinger, options in respect of 367,225 shares. In addition, each of the above directors, as well as William Huff and Steven Simmons (who do not hold any vested options) hold, as of January 31, 2013, an unvested option in respect of 40,000 shares, the vesting of which will accelerate upon the consummation of the first VMI merger. Additionally, John Rigsby holds 6,121 deferred share units and Doreen Toben holds 1,934 deferred share units under the non-executive directors’ deferred compensation plan.

With respect to the Virgin Media Sharesave Plan, the executive officers are eligible to participate in the plan on the same basis as all other Virgin Media Limited employees. Messrs. Berkett, O’Hare and Gale are the only executive officers who participate in the Sharesave Plan and based on their participation, they could purchase 2,355 Virgin Media shares in the aggregate. In addition, the executive officers are eligible to participate in the share incentive plans maintained by Virgin Media on the same basis as all other employees. Mr. Buttery is the only executive officer that participates in the share incentive plans, holding 100 shares of Virgin Media common stock in one of the plans. Virgin Media’s non-executive directors do not participate in the Virgin Media Sharesave Plan nor in the U.K. HMRC approved share incentive plans.

Annual Bonuses for 2012 and Vesting/Settlement of 2010-2012 Long-Term Incentive Plan Awards

The merger agreement permits Virgin Media to pay annual bonus amounts with respect to performance for the year ending December 31, 2012 in the normal course of business in those amounts determined by the compensation committee at its January 25, 2013 meeting. It is anticipated that the executive officers will receive such amounts prior to the effective time of the mergers. Under the terms of the annual bonus plan applicable to the executive officers, 10% of the amount awarded must be deferred in the form of Virgin Media stock units that normally vest after twelve months; however, because the number of shares has not yet been determined these stock units are not reflected in the table above.

The vesting levels for Virgin Media stock units granted under the 2010-2012 long-term incentive plan, the performance period for which completed on December 31, 2012, were also determined by the compensation committee at its January 25, 2013 meeting. The number of shares that were authorized to vest on February 11, 2013 for each of the executive officers is included in the table above. Under the terms of the merger agreement the vested 2010-2012 Virgin Media stock units, to the extent not settled prior to the first VMI merger, will be canceled on the consummation of the first VMI merger and converted into the right to receive, less any applicable taxes, the cash consideration (less the acquisition price of the stock unit under its terms, if any) and the VMI stock consideration.

Annual Bonuses for 2013

Virgin Media’s 2013 annual bonus plan, established prior to the execution of the merger agreement, will continue to be maintained and operated through the end of December 2013 and participants in the 2013 bonus plan will be paid an appropriate bonus amount no later than March 31, 2014. The performance conditions applicable to the 2013 bonus plan may be reasonably adjusted in good faith by the New Liberty Global board of directors to reflect the transactions contemplated by the merger agreement.

Employment and Change-in-Control Agreements

Agreement with the Chief Executive Officer

Virgin Media Limited has a written employment agreement with Mr. Berkett. If Virgin Media Limited terminates Mr. Berkett’s employment without cause (as defined in the agreement), and chooses to pay him in lieu of his entitlement to 30 days’ notice, or if his employment is terminated by Virgin Media Limited without cause during the period commencing on the date of a change in control of Virgin Media and ending on the first anniversary date thereof, Mr. Berkett will, subject to his execution and delivery of a general release of claims and following the expiration of any applicable revocation period, be entitled to receive a lump-sum severance amount equal to two times his base salary. Mr. Berkett is subject to non-competition and non-solicitation covenants that survive for twelve months following his termination of employment. See “Virgin Media Merger-Related Compensation Proposal” beginning on page 312 for more information regarding these potential payments.

Agreements with Other Executive Officers

Each of the other executive officers, Messrs. O’Hare, Barron, Buttery and Gale, is party to an employment agreement with Virgin Media Limited providing that if the executive’s employment is terminated by Virgin Media Limited without cause, the executive will be entitled to 12 months notice of termination or, alternatively, Virgin Media Limited may, at its discretion, choose to pay the executive in lieu of the 12-month notice period. In the event of payment in lieu of notice, the executive will be entitled to a payment equal to base salary, car allowance, pension and executive retirement scheme contributions and medical premiums to the extent they would have been paid during the 12-month notice period. Each of these executive officers is also subject to non-competition and non-solicitation covenants that survive for twelve months following his termination of employment. See “Virgin Media Merger-Related Compensation Proposal” beginning on page 312 for more information regarding these potential payments.

New Arrangements with New Liberty Global

Prior to the closing of the first VMI merger, New Liberty Global may, in its discretion, initiate negotiations of agreements or arrangements with any of Virgin Media’s executive officers regarding compensation or benefits to become payable following the first VMI merger. New Liberty Global may also, in its discretion, enter into definitive agreements regarding the retention of, employment of, or award of equity grants applicable to the employment or services of the executive officers following the first VMI merger. While it is anticipated that New Liberty Global may enter into one or more of these types of agreements or arrangements, as of the date of this joint proxy statement/prospectus, no such agreements or arrangements have been agreed or executed.

Merger-Related Compensation for Virgin Media’s Named Executive Officers

See “Virgin Media Merger-Related Compensation Proposal” beginning on page 312 for more information on compensation and benefits which may become payable to certain executive officers of Virgin Media that are based on or otherwise relate to the first VMI merger, in accordance with Item 402(t) of Regulation S-K.

New Liberty Global Board of Directors and Management After the Mergers

Board of Directors

Upon completion of the mergers, the New Liberty Global board of directors will be comprised of all of the individuals who are directors of Liberty Global immediately prior to the closing of the mergers and one individual who is a then-independent director of Virgin Media (as determined in accordance with the Nasdaq listing standards), which we refer to in this joint proxy statement/prospectus as the VMI continuing director. The VMI continuing director will be designated by Liberty Global before consummation of the mergers. As of the date of this joint proxy statement/prospectus, no determination has been made as to the identity of the VMI continuing director. The current independent directors of Virgin Media are: Sir Charles L. Allen, James A. Chiddix, Andrew J. Cole, John N. Rigsby, Steven J. Simmons, Doreen A. Toben and George R. Zoffinger.

The Liberty Global board of directors presently consists of 11 members, divided among three classes. Directors in each class serve staggered three-year terms. Currently, the term of the class I directors expires in 2015, the term of the class II directors expires in 2013 and the term of the class III directors expires in 2014. Following consummation of the mergers, the current Liberty Global directors will constitute 11 of 12 members of the New Liberty Global board of directors and the directors will be divided among three classes, with directors in each class serving staggered three-year terms. The term of the class A directors will expire in 2014, the term of the class B directors will expire in 2015 and the term of the class C directors will expire in 2016. Assuming that the mergers are consummated prior to Liberty Global’s 2013 annual stockholders meeting, the VMI continuing director will be appointed as a class C director.

Biographical information for the current directors of Liberty Global is contained in Liberty Global’s proxy statement for its 2012 annual meeting of stockholders and is incorporated by reference in this joint proxy statement/prospectus. Biographical information with respect to the current Virgin Media directors from among whom the VMI continuing director will be selected, is contained in Virgin Media’s proxy statement for its 2012 annual meeting of stockholders and is incorporated herein by reference.

Committees of the New Liberty Global Board of Directors

Upon completion of the mergers, it is expected that the New Liberty Global board of directors will have the following four committees: Audit Committee, Compensation Committee, Nomination & Governance Committee and Executive Committee. Each committee, other than the Executive Committee, will be composed entirely of directors deemed to be, in the judgment of the Liberty Global board of directors, independent in accordance with the Nasdaq listing standards.

It is expected that, following consummation of the mergers, the directors of New Liberty Global will serve on the same committees that they served on as directors of Liberty Global immediately prior to the effective time of the first LGI merger. As of the date of this joint proxy statement/prospectus, no determination has been made as to the committees, if any, on which the VMI continuing director will serve after the first VMI merger.

U.K. Advisory Board

Prior to the closing of the mergers, New Liberty Global will establish a U.K. advisory board to provide the New Liberty Global board of directors with general guidance on U.K. matters, such as political, economic, cultural and regulatory matters. A U.K. resident member of the Virgin Media board of directors will serve on this advisory board following the closing of the mergers. As of the date hereof, no decision has been made as to which member of the Virgin Media board of directors will serve on this U.K. advisory board.

Management

Upon completion of the mergers, the officers of Liberty Global immediately before the effective time of the first LGI merger will be the officers of New Liberty Global. Biographical information with respect to the current management of Liberty Global is contained in Liberty Global’s proxy statement for its 2012 annual meeting of stockholders and is incorporated by reference in this joint proxy statement/prospectus.

Compensation of Directors and Other Management

New Liberty Global has not yet paid any compensation to its directors or executive officers. It is currently expected that the compensation to be paid to directors or executive officers of New Liberty Global will be substantially similar to the compensation paid to Liberty Global directors or executive officers immediately prior to the effective time of the first LGI merger. Information regarding the compensation of the current directors and executive officers of Liberty Global is contained in Liberty Global’s proxy statement for its 2012 annual meeting of stockholders and is incorporated by reference in this joint proxy statement/prospectus.

Merger Consideration

Merger Consideration Received by Liberty Global Stockholders

At the effective time of the first LGI merger, as a result of the first LGI merger, other than with respect to LGI excluded shares:

•

each share of LGI series A stock issued and outstanding immediately prior to the effective time of the first LGI merger will be converted into the right to receive one class A New Liberty Global share;

•

each share of LGI series B stock issued and outstanding immediately prior to the effective time of the first LGI merger will be converted into the right to receive one class B New Liberty Global share; and

•

each share of LGI series C stock issued and outstanding immediately prior to the effective time of the first LGI merger will be converted into the right to receive one class C New Liberty Global share.

Merger Consideration Received by Virgin Media Stockholders

At the effective time of the first VMI merger and as a result of the first VMI merger, other than with respect to VMI excluded shares, each share of Virgin Media common stock issued and outstanding immediately prior to the effective time of the first VMI merger will be converted into the right to receive:

•	$17.50 in cash, without interest;

•	0.2582 of a class A New Liberty Global share; and

•	0.1928 of a class C New Liberty Global share;

provided that, in lieu of any fractional class A New Liberty Global shares and fractional class C New Liberty Global shares to which a Virgin Media stockholder otherwise would be entitled, such stockholder will have the right to receive an amount in cash (without interest) equal to the sum of:

•

the product of (a) the applicable fraction of the class A New Liberty Global share (after taking into account all shares of Virgin Media common stock held by such stockholder) multiplied by (b) the 20-day aggregate volume weighted-average price per share of the LGI series A stock on Nasdaq for the period of the 20 consecutive trading days ending on the last full trading day occurring prior to the date of the first VMI merger; plus

•

the product of (a) the applicable fraction of a class C New Liberty Global share (after taking into account all shares of Virgin Media common stock held by such stockholder) multiplied by (b) the 20-day aggregate volume weighted-average price per share of the LGI series C stock on Nasdaq for the period of the 20 consecutive trading days ending on the last full trading day occurring prior to the date of the first VMI merger.

Potential Adjustments

The merger agreement provides that if, between the date of the merger agreement and the completion of the first VMI merger, there is any stock dividend or any subdivision, reclassification, split, combination, consolidation or exchange of shares, or any similar event involving New Liberty Global shares, Liberty Global common stock or Virgin Media common stock then, in any such case, the LGI merger consideration and/or the VMI merger consideration will be appropriately adjusted to reflect that action.

Ownership of New Liberty Global Following the Mergers

If the mergers had been completed on December 31, 2012, and based on the assumptions set forth in the “Liberty Global Corporation Limited Unaudited Condensed Pro Forma Combined Financial Statements”, contained elsewhere in this joint proxy statement/prospectus, including the assumption that all of the Virgin Media convertible notes will be converted into the per share VMI merger consideration, Virgin Media stockholders would have owned approximately 36% and Liberty Global stockholders would have owned approximately 64% of the pro forma shares outstanding of New Liberty Global and Virgin Media stockholders would have had approximately 26% and Liberty Global stockholders would have had approximately 74% of the voting power of the pro forma shares outstanding of New Liberty Global.

Conversion of Shares; Procedures for Exchange of Shares

The conversion of shares of Virgin Media common stock (other than VMI excluded shares) into the right to receive the VMI merger consideration will occur automatically at the effective time of the first VMI merger. The conversion of shares of Liberty Global common stock (other than LGI excluded shares) into the right to receive the applicable LGI merger consideration will occur automatically at the effective time of the first LGI merger.

As soon as reasonably practicable after the effective time of the first VMI merger and the effective time of the first LGI merger, New Liberty Global’s exchange agent will mail a letter of transmittal to each former holder of record of shares of Liberty Global common stock and each former holder of record of shares of Virgin Media common stock. The letter of transmittal will specify that delivery will be effected, and risk of loss and title to the certificates representing your shares, if you possess physical stock certificates, will pass, only upon proper delivery of any such certificates to the exchange agent or, in the case of book-entry shares, upon adherence to the procedures set forth in the letter of transmittal. The letter of transmittal will be accompanied by instructions for surrendering the certificates and book-entry shares in exchange for the VMI merger consideration or the LGI merger consideration, as the case may be, including New Liberty Global shares, the cash portion of the VMI merger consideration, any dividends or distributions payable pursuant to the merger agreement and, in the case of the VMI merger consideration, any cash in lieu of fractional class A New Liberty Global shares and class C New Liberty Global shares payable pursuant to the merger agreement. No interest will be paid or will accrue on any cash payable upon surrender of a certificate or, in the case of book-entry shares, upon adherence to the procedures set forth in the letter of transmittal. Liberty Global stockholders and Virgin Media stockholders should not return stock certificates with the enclosed proxy card.

After the effective time of the first VMI merger, each share of Virgin Media common stock will no longer be outstanding and will cease to exist, and each certificate or book-entry share that previously represented outstanding shares of Virgin Media common stock will represent only the right to receive the VMI merger consideration as described above and will not entitle its holder or any other person to any rights as a stockholder of Virgin Media or New Liberty Global. After the effective time of the first LGI merger, each share of Liberty Global common stock will no longer be outstanding and will cease to exist, and each certificate or book-entry share that previously represented outstanding shares of Liberty Global common stock will represent only the right to receive the LGI merger consideration as described above and will not entitle its holder or any other person to any rights as a stockholder of Liberty Global or New Liberty Global.

Until holders of certificates previously representing shares of Liberty Global common stock or Virgin Media common stock, as the case may be, have surrendered their certificates to the exchange agent for exchange or, in the case of book-entry shares, adhered to the procedures set forth in the letter of transmittal, those holders will not receive (i) the LGI merger consideration or the VMI merger consideration, as applicable, (ii) dividends or distributions with a record date after the effective time of the first LGI merger or the first VMI merger, as applicable, on any of the New Liberty Global shares into which their shares of Liberty Global common stock or Virgin Media common stock have been converted into the right to receive or (iii) in the case of shares of Virgin Media common stock, any cash payment in lieu of any fractional shares of class A New Liberty Global shares and class C New Liberty Global shares into which their shares have been converted into the right to receive. When holders surrender their certificates or, in the case of book-entry shares, adhere to the procedures set forth in the letter of transmittal, they will receive (a) the LGI merger consideration or the VMI merger consideration, as applicable, (b) at the appropriate payment date, without interest, any dividends or distributions with a record date after the effective time of the first LGI merger or the effective time of the first VMI merger, as applicable, on any of the New Liberty Global shares into which their shares of Liberty Global common stock or Virgin Media common stock have been converted into the right to receive, and (c) in the case of shares of Virgin Media common stock, the amount of cash payable in lieu of any fractional shares of class A New Liberty Global shares and class C New Liberty Global shares into which their shares have been converted into the right to receive.

Each of Lynx Merger Sub 1, Viper Merger Sub 1, New Liberty Global and the exchange agent will be entitled to deduct and withhold from any amount payable to any holder of Virgin Media common stock or Liberty Global common stock pursuant to the merger agreement any amounts required to be deducted and withheld under the Code, applicable Treasury Regulations or any provision of state, local or foreign law. To the extent that amounts are so withheld and paid over to the appropriate governmental entity, such amounts will be treated for all purposes of the merger agreement as having been paid to the stockholder in respect of which such deduction and withholding was made.

Upon issuance, it is anticipated that the New Liberty Global shares will initially be issued to one or more nominees for a non-EU issuer of depositary receipts and subsequently transferred to, and held through the facilities of, the Depository Trust Company. Any such depositary receipts will be cancelled in connection with the transfer of the shares to the Depository Trust Company or its nominee. A holder whose New Liberty Global shares are removed from the facilities of the Depository Trust Company, whether at the election of that holder under the letter of transmittal or otherwise, should note that transfers of or agreements to transfer New Liberty Global shares which are not held through the facilities of the Depository Trust Company system will generally attract a charge to U.K. stamp duty and/or U.K. stamp duty reserve tax. For more information, see “Risk Factors—Risks Related to the Redomiciliation to the U.K.—Transfers of New Liberty Global shares may be subject to U.K. stamp duty and/or U.K. stamp duty reserve tax, which would increase the cost of dealing in New Liberty Global shares as compared to Liberty Global common stock and Virgin Media common stock” and “Material Tax Considerations for the Mergers—Material U.K. Tax Considerations—Material U.K. Tax Consequences of Holding New Liberty Global Shares”.

Effective Time of the Mergers

Each of the mergers will become effective at the time at which the applicable certificate of merger or certificate of ownership and merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as is agreed upon by Liberty Global and Virgin Media and specified in the applicable certificate of merger or certificate of ownership and merger. The certificates of merger for the first VMI merger and the first LGI merger and the certificates of ownership and merger for the second VMI merger and the second LGI merger will be filed on the closing date. The merger agreement provides that the filing of the certificates of merger for the first VMI merger and the first LGI merger will occur substantially concurrently with each other and as soon as practicable after satisfaction or waiver of the conditions to the completion of the mergers set out in the merger agreement. The merger agreement also provides that the filing of the certificates of ownership and merger for the second VMI merger and the second LGI merger will occur substantially concurrently with each other and as soon as practicable following the effective times of the first VMI merger and the first LGI merger.

Stock Exchange Listing of New Liberty Global Shares

It is a condition to the completion of the mergers that the New Liberty Global shares issuable to the stockholders of Virgin Media and Liberty Global as set out in the merger agreement have been approved for listing on Nasdaq, subject to official notice of issuance. It is expected that, following the mergers, class A New Liberty Global shares, class B New Liberty Global shares and class C New Liberty Global shares will trade on Nasdaq under the symbols “LBTYA”, “LBTYB” and “LBTYK”, respectively.

Delisting and Deregistration of Liberty Global Common Stock

If the first LGI merger is completed, the Liberty Global common stock will be delisted from Nasdaq and deregistered under the Exchange Act.

Delisting and Deregistration of Virgin Media Common Stock

If the first VMI merger is completed, the Virgin Media common stock will be delisted from Nasdaq, will cease to be listed on the Official List of the U.K. Listing Authority, will cease to be admitted to trading on the London Stock Exchange’s main market for listed securities, and will be deregistered under the Exchange Act.

Material Tax Considerations for the Mergers

The discussion under the caption “—Material U.S. Federal Income Tax Considerations” below addresses (i) the application to New Liberty Global of special rules for determining tax residence in Section 7874 of the Code and (ii) the material U.S. federal income tax considerations for the LGI mergers, the VMI mergers, and the subsequent ownership and disposition of New Liberty Global shares by U.S. holders and non-U.S. holders (each as defined below).

The discussion under the caption “—Material U.K. Tax Considerations” addresses various U.K. tax considerations for holders of Liberty Global common stock and holders of Virgin Media common stock with respect to the mergers and the subsequent ownership and disposition of New Liberty Global shares.

The discussion below is for general purposes only and is not a substitute for your own analysis of the tax considerations for the mergers and the subsequent ownership and disposition of New Liberty Global shares. We urge you to consult your own tax advisor regarding the U.S. (federal, state and local), U.K. and other non-U.S. tax considerations for these matters in light of your particular circumstances.

Material U.S. Federal Income Tax Considerations

The following discussion, subject to the limitations set forth below, describes the material U.S. federal income tax considerations for the mergers and the subsequent ownership and disposition of New Liberty Global shares. This discussion generally does not address any aspects of U.S. taxation other than U.S. federal income taxation, is not a complete analysis or listing of all potential tax considerations for the mergers or subsequent ownership and disposition of New Liberty Global shares, and does not address all tax considerations that may be relevant to stockholders of Liberty Global or Virgin Media. In particular, the discussion below addresses U.S. federal income tax considerations for persons who hold their Liberty Global common stock or Virgin Media common stock, and will hold their New Liberty Global shares, solely as capital assets (generally, property held for investment). The discussion below does not address any tax considerations for stockholders of Liberty Global or Virgin Media who are subject to special rules under U.S. federal income tax laws, such as:

•	banks, financial institutions or insurance companies;

•	tax-exempt entities;

•	persons who hold shares as part of a straddle, hedge, integrated transaction or conversion transaction;

•	persons who have been, but are no longer, citizens or residents of the United States;

•	persons holding shares through a partnership or other fiscally transparent entity;

•	dealers or traders in securities, commodities or currencies;

•	grantor trusts;

•	persons subject to the alternative minimum tax;

•	U.S. persons whose “functional currency” is not the U.S. dollar;

•	regulated investment companies and real estate investment trusts;

•	persons who received shares through the exercise of incentive stock options or through the issuance of restricted stock under an equity incentive plan or through a tax-qualified retirement plan; or

•	persons who own (directly or through attribution) 10% or more of the total combined voting power of all classes of New Liberty Global shares entitled to vote.

This discussion is based on the Code, the Treasury Regulations promulgated thereunder, which we refer to in this joint proxy statement/prospectus as the Treasury Regulations, judicial and administrative interpretations thereof and the Convention Between the United States of America and the United Kingdom for the Avoidance of Double Taxation with respect to Taxes on Income, which we refer to in this joint proxy statement/prospectus as the U.S.-U.K. Tax Treaty, in each case, as in effect and available on the date of this joint proxy statement/prospectus. Each of the foregoing is subject to change, potentially with retroactive effect, and any such change could affect the U.S. federal income tax considerations described below. Neither Liberty Global nor Virgin Media will request a ruling from the IRS as to the U.S. federal income tax consequences of the mergers or any other matter and, thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Liberty Global common stock or Virgin Media common stock or, after the completion of the mergers, New Liberty Global shares, that for U.S. federal income tax purposes is:

•	an individual citizen or resident alien of the United States;

•	a corporation (or other entity taxable as a corporation for such purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if such trust validly has elected to be treated as a U.S. person for U.S. federal income tax purposes or if (i) a U.S. court can exercise primary supervision over its administration and (ii) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

A “non-U.S. holder” is a beneficial owner of Liberty Global common stock or Virgin Media common stock or, after the completion of the mergers, New Liberty Global shares, other than a U.S. holder or a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes, which we refer to in this joint proxy statement/prospectus as a partnership. If a partnership is a beneficial owner of Liberty Global common stock or Virgin Media common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Holders of Liberty Global common stock or Virgin Media common stock that are partnerships, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax considerations for them with respect to the mergers and the subsequent ownership and disposition of New Liberty Global shares.

U.S. Tax Residence of New Liberty Global

New Liberty Global, which will be a U.K. public limited company at the time of the mergers, generally would be classified as a foreign corporation (and, therefore, a non-U.S. tax resident) under general rules of U.S. federal income taxation. Section 7874 of the Code, however, contains rules that result in a foreign corporation being taxed as a U.S. corporation for U.S. federal income tax purposes. These rules are relatively new, their application is complex and there is little guidance regarding their application.

Under Section 7874 of the Code, a corporation created or organized outside the United States (i.e., a foreign corporation) will be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, a U.S. tax resident and subject to U.S. federal income tax on its worldwide income) when (i) the foreign corporation acquires, directly or indirectly, substantially all of the assets held, directly or indirectly, by a U.S. corporation, (ii) after the acquisition, the stockholders of the acquired U.S. corporation hold at least 80% (by vote or value) of the shares of the foreign corporation by reason of holding shares of the U.S. acquired corporation, and (iii) after the acquisition, the foreign corporation’s expanded affiliated group does not have substantial business activities in the foreign corporation’s country of organization or incorporation when compared to the expanded affiliated group’s total business activities. For this purpose, “expanded affiliated group” means the foreign corporation and all subsidiaries in which the foreign corporation owns, directly or indirectly, more than 50% of the stock (by vote or value). In addition, Treasury Regulation Section 1.7874-2 provides that if, pursuant to a plan or a series of related transactions, a foreign corporation acquires substantially all of the assets held, directly or indirectly, by two or more U.S. corporations, then the acquisitions will be treated as a single acquisition of a single U.S. corporation for purposes of the 80% ownership test described above.

Pursuant to the mergers, (i) New Liberty Global will indirectly acquire all of the assets of each of Liberty Global and Virgin Media, and (ii) the stockholders of Liberty Global and Virgin Media will own, in the aggregate, 100% of the New Liberty Global shares. Therefore, New Liberty Global will be treated as a U.S. corporation for U.S. federal income tax purposes (pursuant to Section 7874 of the Code) unless the New Liberty Global expanded affiliated group is treated as having substantial business activities in the U.K. In making this determination, Liberty Global and Virgin Media (and, in general, each of their respective subsidiaries) should be treated as part of the New Liberty Global expanded affiliated group because they are being acquired pursuant to the same plan and, upon the completion of the mergers, will each be wholly owned by New Liberty Global.

Treasury Regulations Section 1.7874-3T provides that an expanded affiliated group will be treated as having substantial business activities in the relevant foreign country when compared to its total business activities if, in general, at least 25% of the expanded affiliated group’s employees (by number and compensation), asset value and gross income are based, located and derived, respectively, in the relevant foreign country, which we refer to in this joint proxy statement/prospectus as the 25% test. Specifically, (i) the number of “group employees” based in the relevant foreign country must be at least 25% of the total number of group employees on the applicable date, which is either the date the transaction is completed or the last day of the month immediately preceding the closing of the transaction (to be applied consistently for purposes of the 25% test), (ii) the “employee compensation” incurred with respect to group employees based in the relevant foreign country must be at least 25% of the total employee compensation incurred with respect to all group employees during the testing period, which is the one-year period ending on the applicable date (as described in clause (i) above), (iii) the value of the “group assets” (generally, tangible and real property, including certain leases thereof) located in the relevant foreign country must be at least 25% of the total value of all group assets on the applicable date, and (iv) the “group income” (generally, gross income from unrelated customers) derived in the relevant foreign country must be at least 25% of the total group income during the testing period (as described in clause (ii) above).

In general, substantially all of the operations of Virgin Media occur in the U.K., and some of the operations of Liberty Global occur in the U.K. (with its remaining operations occurring throughout Europe and Latin America). Virgin Media’s operations in the U.K. are similar to Liberty Global’s U.K. and European operations in terms of the type of operations as well as their size. If, as expected, the New Liberty Global expanded affiliated group continues these substantial U.K. business activities through the closing date of the mergers and thereafter, the New Liberty Global expanded affiliated group should satisfy the 25% test, and, therefore, New Liberty Global should not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.

We caution, however, that the satisfaction of the 25% test generally is determined at the closing of the mergers and there could be adverse changes to the relevant facts and circumstances. In addition, there have been legislative proposals to expand the scope of U.S. corporate tax residence and there could be a future change in law under Section 7874 of the Code, the Treasury Regulations promulgated thereunder or otherwise that could result in New Liberty Global being treated as a U.S. corporation. If it were determined that New Liberty Global should be taxed as a U.S. corporation for U.S. federal income tax purposes, New Liberty Global could be liable for substantial additional U.S. federal income tax. For U.K. tax purposes, New Liberty Global is expected, regardless of any application of Section 7874 of the Code, to be treated as a U.K. resident company since New Liberty Global is incorporated under English law.

The remaining discussion assumes that New Liberty Global will be treated as a U.K. corporation for U.S. federal income tax purposes and that New Liberty Global will not be subject to Section 7874 of the Code.

Material U.S. Federal Income Tax Considerations for the LGI mergers

To the extent that the following discussion of the LGI mergers relates to matters of U.S. federal income tax law, and subject to the assumptions and limitations stated herein, the discussion of the material U.S. federal income tax consequences to Liberty Global stockholders with respect to their share exchange pursuant to the LGI mergers represents the opinion of Shearman & Sterling, U.S. federal income tax counsel to Liberty Global.

Structure of the LGI mergers

General

The structure of the LGI mergers is such that, for U.S. federal income tax purposes, no gain (or loss) should be recognized by Liberty Global stockholders on their exchange of Liberty Global common stock for New Liberty Global shares, which we refer to in this joint proxy statement/prospectus as the Liberty Global share exchange, provided that, among other items and as described below, the “New Liberty Global income amount” exceeds the “U.S. stockholders BIG amount” (each as defined below). However, tax-free treatment for U.S. holders on the Liberty Global share exchange is not certain, and there is risk that such share exchange will be taxable because, as further described below, there are various factual and legal inquiries required for the Liberty Global share exchange to be non-taxable to U.S. holders and the relevant rules are complex and new. The comparison of the New Liberty Global income amount and the U.S. stockholders BIG amount cannot be made until after the mergers are completed, requires determinations of fact that are not entirely clear involving the calculation of aggregate U.S. shareholder gain and tax basis at the time of the LGI mergers and earnings and profits of Lynx Merger Sub 1 for the taxable year that includes the LGI mergers, and depends on overall business conditions. The calculation of aggregate U.S. stockholder gain depends on the trading price of the Liberty Global common stock and the tax basis of such common stock at the time of the LGI mergers, neither of which can be predicted with certainty, and information as to the tax basis of the LGI common stock (currently estimated to be approximately $10 billion in the aggregate based on a preliminary review of available information and which is subject to change and further developments) may not be obtainable from all U.S. stockholders. In addition, the maximum amount of the New Liberty Global income amount is currently projected to be in the range of $10 billion but may in fact be lower or higher at the time of the LGI mergers, and no definitive view can be expressed at this time as to the ultimate actual New Liberty Global income amount. Thus, there can be no assurance that the various factual tests will be satisfied in connection with these future events. Further, even if these tests are satisfied, since the relevant rules are complex and new with little or no precedent as to their application, there is no assurance that the IRS will not challenge non-taxable treatment of the Liberty Global share exchange based on their view of the legal issues involved or that a court will not agree with the IRS in the event of litigation. In making that challenge, the IRS may seek to recharacterize or disregard one or more aspects of the LGI mergers and it is possible that the relevant Treasury Regulations could be amended.

Liberty Global expects to receive a written opinion from Shearman & Sterling, dated at or about the time of the LGI mergers and subject to certain qualifications and limitations set forth therein, to the effect that (i) the first LGI merger and the second LGI merger, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Code or as another non-taxable transaction for Liberty Global and its subsidiaries, and (ii) while the matter is not certain, if the “New Liberty Global income amount” exceeds the “U.S. stockholders BIG amount”, no gain (or loss) should be recognized by Liberty Global stockholders in the Liberty Global share exchange. However, neither the obligation of Liberty Global nor the obligation of New Liberty Global to complete the LGI mergers is conditioned upon the receipt of an opinion from its counsel confirming the tax treatment described in the preceding sentence.

The opinion of tax counsel (and the discussion below) will be based on factual representations (which will be relied upon without independent verification) and covenants set forth in a certificate from Liberty Global, which will be provided for purposes of this joint proxy statement/prospectus and in connection with the delivery of the opinion, including representations as to financial data, borrowing capacity, projections of reasonably anticipated cash flows, the availability of future financing and refinancing sources, and earnings and profits of Liberty Global and its subsidiaries sufficient to adequately support their business operations and to repay indebtedness and other obligations in accordance with their terms. The opinion (and the discussion below) will also be based upon customary assumptions, including that the mergers and related transactions will be consummated in accordance with the merger agreement, this joint proxy statement/prospectus and any other documents with respect thereto, any factual matters, statements and representations contained therein are true, correct and complete and any covenants and agreements contained therein will continue to be complied with in all material respects.

The ability of Shearman & Sterling to render its opinion (and the discussion below) could be affected by changes in the facts and circumstances or amendments to applicable U.S. federal income tax law that arise after the date hereof. In addition, if any of the assumptions, the factual representations or the covenants contained in the certificate from Liberty Global or the supporting documentation is or becomes untrue or incomplete or is not complied with, in all material respects, then the opinion (and the discussion below) may no longer be valid and the U.S. federal income tax consequences of the LGI mergers could differ from those described in the discussion below and the opinion, and there could be adverse tax consequences for LGI and its stockholders.

The rules discussed below are relatively new, their application is complex and there is little guidance regarding their application. No ruling has been or will be sought from the IRS with respect to the LGI mergers, and an opinion of tax counsel is not binding on the IRS or a court. There can be no assurance, therefore, that the IRS will not take a contrary position or that a court will not agree with a contrary position of the IRS in the event of litigation. In addition, it is possible that the relevant Treasury Regulations could be amended, possibly on a retroactive basis.

The acquisition of Liberty Global by New Liberty Global has been structured as a transaction that is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Pursuant to the first LGI merger, (i) Lynx Merger Sub 2 will merge with and into Liberty Global with Liberty Global as the surviving corporation, and (ii) in the Liberty Global share exchange, Liberty Global stockholders will receive New Liberty Global shares from both New Liberty Global and Lynx Merger Sub 2. Pursuant to the second LGI merger, Liberty Global, now wholly owned by Lynx Merger Sub 1, will merge with and into Lynx Merger Sub 1 with Lynx Merger Sub 1 as the surviving corporation. New Liberty Global and Liberty Global will treat the first LGI merger and the second LGI merger, taken together, as a single integrated transaction for U.S. federal income tax purposes that qualifies as a reorganization within the meaning of Section 368(a) of the Code.

Section 367 of the Code and Outbound Stock Transfers

Although stockholders generally do not recognize gain (or loss) in an exchange of their stock that occurs pursuant to a reorganization, Section 367(a) of the Code and Treasury Regulations promulgated thereunder generally require U.S. stockholders to recognize gain (but not loss) if stock of a U.S. corporation is exchanged for stock of a foreign corporation and the U.S. stockholders receive more than 50% (by vote or value) of the stock of the foreign corporation. Liberty Global stockholders will receive more than 50% of the New Liberty Global shares (taking into account ordinary shares received by Virgin Media stockholders). Consequently, absent an applicable exception, U.S. stockholders participating in the Liberty Global share exchange would be required to recognize gain (but not loss) in an amount equal to the excess of the fair market value of the New Liberty Global shares received over the adjusted tax basis of the Liberty Global common stock exchanged therefor.

An exception to Section 367(a) of the Code was added in Treasury Regulation Section 1.367(a)-3(a)(2)(iv), effective in May 2011, for certain triangular reorganizations described in Treasury Regulation Section 1.367(b)-10 if, as discussed in the immediately succeeding paragraph, a specified condition is satisfied. The referenced triangular reorganizations include a reorganization in which a U.S. subsidiary of a foreign corporation purchases stock of the foreign corporation in exchange for cash, debt, or other non-stock property and uses that stock to acquire another corporation from its shareholders, provided that the foreign corporation would be subject to U.S. withholding tax on a dividend received from the U.S. subsidiary. The acquisition of Liberty Global should be included in the triangular reorganizations described in Treasury Regulation Section 1.367(b)-10 because (i) Lynx Merger Sub 1 will acquire New Liberty Global shares from New Liberty Global in exchange for a promissory note and such ordinary shares will be used in the Liberty Global share exchange, and (ii) New Liberty Global will be subject to U.S. withholding tax on a dividend received from Lynx Merger Sub 1 during the year that includes the mergers under the U.S.-U.K. Tax Treaty.

As mentioned above, a specified condition must also be satisfied for the exception in Treasury Regulation Section 1.367(a)-3(a)(2)(iv) to apply. Under Treasury Regulation Section 1.367(b)-10, the acquisition of the New Liberty Global shares by Lynx Merger Sub 1 in exchange for the promissory note should be treated as a deemed distribution of the promissory note to New Liberty Global. This deemed distribution would be treated as a distribution from a corporation to its shareholder that is subject to Section 301 of the Code. The specified condition is satisfied if, as a factual matter: (i) the aggregate amount of the deemed distribution to New Liberty Global that is treated either as a dividend under Section 301(c)(1) of the Code (to the extent of Lynx Merger Sub 1’s earnings and profits (as determined for U.S. federal income tax purposes)) or, after a return of tax basis, as gain under Section 301(c)(3) of the Code, which we refer to in this joint proxy statement/prospectus as the New Liberty Global income amount, exceeds (ii) the aggregate built-in gain (generally, fair market value minus adjusted tax basis) in the Liberty Global common stock transferred by all U.S. stockholders in the Liberty Global share exchange, which we refer to in this joint proxy statement/prospectus as the U.S. stockholders BIG amount.

Exchanging shareholders and their tax advisors should be aware that, even though Treasury Regulation Section 1.367(b)-10 was adopted primarily to address foreign subsidiaries that purchase stock of their U.S. parent corporations for use in a triangular reorganization, it is clear from the language of this Treasury Regulation that it applies equally to U.S. subsidiaries that purchase stock of their foreign parent corporations for use in a triangular reorganization. Further, the language of Treasury Regulation Section 1.367(a)-3(a)(2)(iv), which was promulgated together with Treasury Regulation Section 1.367(b)-10, setting forth the exception to Section 367(a) of the Code for triangular reorganizations described in Treasury Regulation Section 1.367(b)-10 makes clear that an understood result of this provision was its application to all triangular reorganizations described therein, including triangular reorganizations in which stock of a foreign corporation is purchased by its U.S. subsidiary for purposes of use in a reorganization to acquire a U.S. corporation.

As applied to the Liberty Global share exchange, no gain (or loss) should be recognized by Liberty Global stockholders with respect to the Liberty Global share exchange provided that, as previously described, the New Liberty Global income amount exceeds the U.S. stockholders BIG amount. While current projections indicate that the New Liberty Global income amount is expected to exceed the U.S. stockholders BIG amount, this comparison cannot be made until the mergers are completed because the U.S. stockholders BIG amount must be measured at the time of the Liberty Global share exchange. In addition, the determination of the U.S. stockholders BIG amount for all U.S. stockholders is not entirely clear because Liberty Global is a public company. To support dividend treatment, Lynx Merger Sub 1 must also have earnings and profits (as determined for U.S. federal income tax purposes) so that a portion of the New Liberty Global income amount is comprised of a dividend; such earnings and profits, if any, cannot be determined until the end of the year in which the mergers are completed. New Liberty Global intends to notify Liberty Global stockholders via one or more website announcements following the completion of the mergers (and updated thereafter for actual year-end information) as to whether the New Liberty Global income amount exceeds (or is expected to exceed) the U.S. stockholders BIG amount and other information relevant to the tax treatment of the Liberty Global share exchange. These announcements will be updated once actual year-end information becomes available.

As indicated above, there are various factual and legal inquiries required for the Liberty Global share exchange to be non-taxable to U.S. holders and the relevant rules are complex and new. There can be no assurance that the various factual tests will be satisfied. In addition, even if those tests are satisfied, there can be no assurance that the IRS will not challenge non-taxable treatment of the Liberty Global share exchange based upon their view of the legal issues involved or that a court will not agree with the IRS in the event of litigation. In making such a challenge, the IRS may seek to recharacterize or disregard one or more aspects of the LGI mergers. In addition, it is possible that the relevant Treasury Regulations could be amended, possibly on a retroactive basis.

U.S. holders of Liberty Global common stock are urged to consult their advisors as to the U.S. federal income tax treatment of the LGI mergers in light of the structure of the mergers and related transactions and their particular situation, including whether they should potentially proceed on the basis that the Liberty Global share exchange will be a taxable transaction for U.S. federal income tax purposes.

U.S. Holders

If you are a U.S. holder of Liberty Global common stock, assuming that the LGI mergers, taken together, qualify as a reorganization under Section 368(a) of the Code and the New Liberty Global income amount exceeds the U.S. stockholders BIG amount, for U.S. federal income tax purposes:

•	you should not recognize gain or loss in respect of the Liberty Global share exchange;

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your aggregate adjusted tax basis in the New Liberty Global shares received in the Liberty Global share exchange will equal the aggregate adjusted tax basis of the Liberty Global common stock surrendered in the Liberty Global share exchange; and

•

your holding period for the New Liberty Global shares received in the Liberty Global share exchange will include the holding period for the Liberty Global common stock surrendered in the Liberty Global share exchange.

If a U.S. holder acquired different blocks of Liberty Global common stock at different times and at different prices, such U.S. holder’s adjusted tax basis and holding periods in its New Liberty Global shares may be determined with reference to each block of Liberty Global common stock.

Notwithstanding the foregoing, if you are a U.S. holder and if Section 367(a) of the Code and the Treasury Regulations promulgated thereunder were to apply to the Liberty Global share exchange, including as a result of the U.S. stockholders BIG amount exceeding the New Liberty Global income amount, for U.S. federal income tax purposes:

•

you would recognize gain, if any, in an amount equal to the excess of the fair market value of the New Liberty Global shares received over your adjusted tax basis in the shares of Liberty Global common stock exchanged therefor. Any such gain would be capital gain, and generally would be long-term capital gain if the Liberty Global common stock has been held for more than one year at the time of the Liberty Global share exchange. The adjusted tax basis in the New Liberty Global shares received would be equal to the adjusted tax basis of the Liberty Global common stock exchanged therefor, increased by the amount of gain recognized;

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you would not recognize any loss in a share of Liberty Global common stock and may not net any realized losses against any gain recognized with respect to other shares of Liberty Global common stock. The adjusted tax basis in the New Liberty Global shares received would be equal to the adjusted tax basis of the Liberty Global common stock exchange therefor; and

•	the holding period for any New Liberty Global share received by you would include the holding period of the Liberty Global common stock exchanged therefor.

New Liberty Global

Assuming the LGI mergers, taken together, qualify as a reorganization under Section 368(a) of the Code and the New Liberty Global income amount is greater than the U.S. stockholders BIG amount, New Liberty Global should be treated as receiving a taxable dividend, to the extent of the earnings and profits of Lynx Merger Sub 1, which will be subject to U.S. withholding tax pursuant to the U.S.-U.K. Tax Treaty. Any remaining amount of the distribution should not be subject to U.S. federal income or withholding tax. If, however, it is determined that the U.S. stockholders BIG amount exceeds the New Liberty Global income amount, Treasury Regulation 1.367(b)-10 would not apply to treat New Liberty Global as receiving a deemed distribution of the promissory note from Lynx Merger Sub 1. In such case, New Liberty Global would not be subject to any U.S. withholding tax in respect of the deemed distribution.

Liberty Global

As discussed above, the LGI mergers have been structured as a single integrated transaction for U.S. federal income tax purposes that is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code pursuant to which no gain or loss will be recognized by Liberty Global or otherwise as a non-taxable transaction for Liberty Global and its subsidiaries.

In conjunction with the mergers, New Liberty Global, Liberty Global, Virgin Media and their respective subsidiaries will engage in certain intercompany transactions. Except as specifically described above, this discussion does not address any tax considerations for such transactions.

Material U.S. Federal Income Tax Considerations for the VMI mergers

Virgin Media and New Liberty Global intend that the VMI mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. However, neither the obligation of Virgin Media nor the obligation of New Liberty Global to complete the VMI mergers is conditioned upon the receipt of an opinion from its counsel confirming whether the VMI mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code. To qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the VMI mergers must satisfy certain statutory and non-statutory requirements, including the requirement that Viper Merger Sub 1 must acquire, in the VMI mergers, “substantially all” the assets of Virgin Media. As discussed in the section of this joint proxy statement/prospectus entitled “Financing Relating to the Mergers”, a substantial portion of the cash consideration that is being paid to the Virgin Media stockholders in the VMI mergers is being borrowed by, and/or is derived from the proceeds of borrowings that will be assumed by, subsidiaries of Virgin Media. If those borrowings are taken into account in applying the “substantially all” requirement, there is risk that the VMI mergers will not satisfy the “substantially all” requirement and thus will not qualify as a “reorganization”. Based on the applicable authorities, it is not clear whether the borrowings by and/or the assumptions of borrowings by the Virgin Media subsidiaries will be taken into account in applying the “substantially all” requirement and, thus, it is uncertain whether the VMI mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

In connection with the filing of the registration statement of which this document is a part, Fried Frank has delivered an opinion to Virgin Media to the effect that the VMI mergers, taken together, more likely than not qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. Fried Frank’s opinion is filed as an exhibit to the registration statement. Fried Frank’s opinion is based upon assumptions, representations, warranties and covenants (upon which Fried Frank is relying without independent verification), including those contained in the merger agreement and in tax representation letters provided by Virgin Media and New Liberty Global, and including representations by New Liberty Global that (i) New Liberty Global intends that the borrowings described in the preceding paragraph will be repaid only from future earnings of Viper Merger Sub 1 and its subsidiaries, and (ii) New Liberty Global believes that the future earnings of Viper Merger Sub 1 and its subsidiaries will be adequate to repay those borrowings. Notwithstanding these representations, and as described in the immediately preceding paragraph, if such borrowings are taken into account in applying the “substantially all” requirement, there is risk that the VMI mergers will not satisfy the “substantially all” requirement and thus will not qualify as a “reorganization” within the meaning of Section 368(a) of the Code. You should read “—U.S. Holders of Virgin Media Common Stock—Tax Consequences if the VMI Mergers do not Qualify as a ‘Reorganization’”.

The accuracy of such assumptions, representations and warranties, and compliance with such covenants, could affect the conclusions set forth in Fried Frank’s opinion. Fried Frank’s opinion is not binding on the IRS or the courts, and does not preclude the IRS from adopting a contrary position. Virgin Media and New Liberty Global have not requested and do not intend to request any ruling from the IRS as to the U.S. federal income tax consequences of the VMI mergers.

U.S. Holders of Virgin Media Common Stock

Tax Consequences if the VMI Mergers, Taken Together, Qualify as a “Reorganization”

Fried Frank’s opinion referred to in the preceding paragraph also provides that if the VMI mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes, then, subject to the discussion below under “—Application of Section 367 of the Code”, the material U.S. federal income tax consequences to U.S. holders of Virgin Media common stock will be as follows:

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If the sum of the cash and the fair market value of the class A New Liberty Global shares and class C New Liberty Global shares you receive in the VMI mergers in exchange for your Virgin Media common stock is greater than your adjusted tax basis in your Virgin Media common stock, then you will recognize gain equal to the lesser of: (i) the amount, if any, by which the sum of the cash and fair market value of the New Liberty Global shares you receive exceeds your adjusted tax basis in your Virgin Media common stock; and (ii) the cash you receive in the VMI mergers. In computing your gain, you will exclude any cash you receive in lieu of a fractional class A New Liberty Global share or class C New Liberty Global share and the portion of your adjusted tax basis that is allocated to that fractional share, as discussed below.

•

If the sum of the cash and fair market value of the class A New Liberty Global shares and class C New Liberty Global shares you receive in the VMI mergers is less than your adjusted tax basis in your Virgin Media common stock, you will not recognize a loss.

•

The aggregate tax basis of the class A New Liberty Global shares and class C New Liberty Global shares you receive in exchange for your Virgin Media common stock in the VMI mergers, including fractional class A New Liberty Global shares and class C New Liberty Global shares deemed received and redeemed (as discussed below), will be the same as the aggregate tax basis of your Virgin Media common stock, decreased by the cash you receive in the VMI mergers (excluding any cash received in lieu of a fractional class A New Liberty Global share or class C New Liberty Global share) and increased by the amount of gain you recognize with respect to your Virgin Media common stock (including any portion of the gain that is treated as a dividend, as discussed below under “—Treatment of Gain or Loss Recognized”, but excluding any gain recognized as a result of cash received in lieu of a fractional class A New Liberty Global share or class C New Liberty Global share).

•

The holding period of any class A New Liberty Global shares and class C New Liberty Global shares (including fractional class A New Liberty Global shares and class C New Liberty Global shares deemed received and redeemed as discussed below) you receive in the VMI mergers generally will include the holding period of the Virgin Media common stock you exchanged for such class A New Liberty Global shares and class C New Liberty Global shares.

•

As discussed above, New Liberty Global will not issue any fractional class A New Liberty Global shares or class C New Liberty Global shares in the VMI mergers, but instead will pay cash to those Virgin Media stockholders who are entitled to receive a fractional class A New Liberty Global shares or class C New Liberty Global share. If you receive cash in lieu of a fractional class A New Liberty Global share or class C New Liberty Global share, you will be treated as having received the fractional share pursuant to the VMI mergers and then as having exchanged the fractional share for cash in a redemption of the fractional share by New Liberty Global. Subject to the discussion below under “—Treatment of Gain or Loss Recognized”, you will generally recognize capital gain or loss on the deemed redemption in an amount equal to the difference between the amount of cash received and your adjusted tax basis allocable to the fractional share.

Treatment of Gain or Loss Recognized

Any gain (or loss on the deemed redemption of a fractional class A New Liberty Global share or class C New Liberty Global share) you recognize generally will be capital gain (or loss). Capital gain or loss generally will be long-term capital gain or loss if your holding period in your Virgin Media common stock is more than one year on the closing date of the VMI mergers. Long-term capital gains of certain U.S. holders of Virgin Media common stock who are not corporations, including individuals, generally qualify for preferential rates of U.S. federal income taxation. The deductibility of capital losses is subject to limitations. If you acquired different blocks of Virgin Media common stock at different times or at different prices, you must determine your gain or loss, and whether that gain or loss is long-term, separately with respect to each block of Virgin Media common stock.

All or part of the gain that a particular U.S. holder of Virgin Media stock recognizes could be treated as dividend income rather than capital gain if, immediately following the completion of the mergers, the U.S. holder is a significant shareholder of New Liberty Global. This could happen, for example, because the U.S. holder owns shares of Liberty Global common stock immediately prior to the mergers or because a person related to the U.S. holder owns shares of Virgin Media or Liberty Global immediately prior to the mergers. The IRS has indicated in rulings that any reduction in the interest of a minority shareholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain as opposed to dividend treatment. Because the possibility of dividend treatment depends primarily upon the particular circumstances of a U.S. holder of Virgin Media common stock, including the application of certain constructive ownership rules, U.S. holders of Virgin Media common stock should consult their own tax advisors regarding the potential tax consequences of the VMI mergers to them.

Application of Section 367 of the Code

Section 367(a)(1) of the Code and the applicable Treasury Regulations thereunder provide that where a U.S. shareholder exchanges stock in a U.S. corporation for stock in a non-U.S. corporation in a transaction that would otherwise constitute a “reorganization”, the U.S. shareholder is required to recognize any gain that otherwise would not have been recognized on such exchange unless certain requirements are met. One such requirement is that the value of Liberty Global equals or exceeds the value of Virgin Media, as specifically determined for purposes of Section 367 of the Code, as of the closing of the VMI mergers. Whether this requirement is met cannot be known until the closing of the VMI mergers. If as of the closing of the VMI mergers the value of Liberty Global does not equal or exceed the value of Virgin Media, Section 367(a)(1) of the Code will apply to the VMI mergers, in which case you will recognize gain in the amount, if any, by which the value of the cash and New Liberty Global shares you receive exceeds your adjusted tax basis in your Virgin Media common stock. Any gain so recognized would generally be treated as described above in “—Treatment of Gain or Loss Recognized”.

Treatment of “Five Percent Transferee Shareholders”

In accordance with Treasury Regulations under Section 367(a) of the Code, a U.S. holder of Virgin Media common stock who is a “five percent transferee shareholder” of New Liberty Global after the mergers will qualify for the treatment described above under “—Tax Consequences if the VMI Mergers, Taken Together, Qualify as a “Reorganization”” only if the “five percent transferee shareholder” timely files a gain recognition agreement with the IRS. A “five percent transferee shareholder” who fails to file a gain recognition agreement with the IRS will not qualify for the treatment described above, and instead will recognize gain (but not loss) in the VMI mergers in the amount, if any, by which the value of the cash and New Liberty Global shares received by the “five percent transferee shareholder” exceeds the shareholder’s basis in its Virgin Media common stock. Any gain so recognized would generally be treated as described above in “—Treatment of Gain or Loss Recognized”.

Any U.S. holder of Virgin Media common stock that will be a “five percent transferee shareholder” is urged to consult its own tax advisor concerning the decision to file a gain recognition agreement and the procedures to be followed in connection with such filing.

Tax Consequences if the VMI Mergers do not Qualify as a “Reorganization”

If the VMI mergers do not qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes, then you would be required to recognize gain or loss equal to the difference between the value of the cash and the class A New Liberty Global shares and class C New Liberty Global shares you receive and your adjusted tax basis in your Virgin Media common stock. Any gain or loss so recognized would generally be treated as described above in “—Treatment of Gain or Loss Recognized”. In such event, your tax basis in the class A New Liberty Global shares and class C New Liberty Global shares you receive in the VMI mergers would equal their fair market value as of the closing date of the VMI mergers, and your holding period for such class A New Liberty Global shares and class C New Liberty Global shares would begin on the day after the VMI mergers.

Dissenting U.S. Holders

U.S. holders of Virgin Media common stock who dissent with respect to the first VMI merger as described in “The Mergers—Appraisal Rights”, and who receive cash in respect of their Virgin Media common stock generally will recognize capital gain or loss equal to the difference between the amount of cash received and their adjusted tax basis in their Virgin Media common stock. Any gain or loss so recognized would generally be treated as described above in “—Treatment of Gain or Loss Recognized”.

Virgin Media and New Liberty Global

Neither Virgin Media nor New Liberty Global will be subject to U.S. federal income tax as a result of the VMI mergers. This is so regardless of whether the VMI mergers (i) qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code or (ii) are subject to Section 367(a)(1) of the Code.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE VMI MERGERS WITHOUT REGARD TO THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH VIRGIN MEDIA STOCKHOLDER. VIRGIN MEDIA STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE VMI MERGERS, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.

Material U.S. Federal Income Tax Considerations for U.S. Holders Holding New Liberty Global Shares

Taxation of Distributions

The gross amount of cash distributions on New Liberty Global shares will be taxable as dividends to the extent of New Liberty Global’s earnings and profits (as determined for U.S. federal income purposes). With respect to non-corporate U.S. holders (including individuals), certain dividends received from a qualified foreign corporation will be subject to U.S. federal income tax at a maximum rate of 20%. As long as New Liberty Global’s shares are listed on Nasdaq (or certain other exchanges) and/or New Liberty Global qualifies for benefits under the U.S.-U.K. Tax Treaty, New Liberty Global will be treated as a qualified foreign corporation. This reduced rate will not be available in certain circumstances, and U.S. holders should consult their own tax advisors regarding the availability of the reduced rate based on their particular situation. U.S. corporate holders generally will not be eligible for the dividends received deduction with respect to dividends received from New Liberty Global.

To the extent that the amount of any distribution exceeds New Liberty Global’s earnings and profits, the distribution will first be treated as a tax-free return of capital (with a corresponding reduction in the adjusted tax basis of a U.S. holder’s New Liberty Global shares), and thereafter will be taxed as capital gain recognized on a taxable disposition.

Taxation of Dispositions

For U.S. federal income tax purposes, a U.S. holder will recognize taxable gain or loss on any sale or other taxable disposition of New Liberty Global shares in an amount equal to the difference between the amount realized from such sale or other taxable disposition and the U.S. holder’s adjusted tax basis in such shares. Such recognized gain or loss generally will be capital gain or loss. Capital gains of non-corporate U.S. holders (including individuals) will be subject to U.S. federal income tax at a maximum rate of 20% if the U.S. holder has held the New Liberty Global shares for more than one year as of the date of the sale or other taxable disposition. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the sale or other taxable disposition of New Liberty Global shares generally will be treated as U.S. source gain or loss.

Passive Foreign Investment Company Status

The treatment of U.S. holders of New Liberty Global shares in some cases could be materially different from that described above if, at any relevant time, New Liberty Global was “a passive foreign investment company” or “PFIC” for U.S. federal income tax purposes.

For U.S. federal income tax purposes, a foreign corporation is classified as a PFIC for any taxable year if either (i) 75% or more of its gross income is “passive income” (as defined for such purposes) or (ii) the average percentage of assets held by such corporation which produce passive income or which are held for the production of passive income is at least 50%. For purposes of applying the tests in the preceding sentence, the foreign corporation is deemed to own its proportionate share of the assets, and to receive directly its proportionate share of the income, of any other corporation of which the foreign corporation owns, directly or indirectly, at least 25% (by value) of the stock. In addition, a “start-up” exception provides that a newly-formed foreign corporation will not be treated as a PFIC even if it meets the passive income and asset tests described above for its first taxable year so long as, in general, the foreign corporation is not expected to and actually does not meet such tests for any of the following two taxable years.

As a result of the deemed distribution of the Lynx Merger Sub 1 promissory note, New Liberty Global could have significant passive income. Liberty Global and Virgin Media each believe, however, that New Liberty Global should not be a PFIC following the mergers, including taking into account the start-up exception. The tests for determining PFIC status are applied annually, and it is difficult to accurately predict future income and assets relevant to this determination. Accordingly, Liberty Global and Virgin Media cannot assure U.S. holders that New Liberty Global will not be or will not become a PFIC. If New Liberty Global should determine that it is a PFIC, it will attempt to notify U.S. holders, although there can be no assurance that it will be able to do so in a timely and complete manner. If New Liberty Global was to be treated as a PFIC, then, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the New Liberty Global shares, gain realized on any sale or other disposition of the New Liberty Global shares and certain distributions with respect to New Liberty Global shares could be subject to additional U.S. federal income taxes, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. In addition, dividends that a U.S. holder receives from New Liberty Global would not be eligible for the reduced U.S. federal income tax rates applicable to certain dividends received from qualified foreign corporations if New Liberty Global is treated as a PFIC with respect to such U.S. holder either in the taxable year of the dividend or the preceding taxable year, but instead would be subject to U.S. federal income tax rates applicable to ordinary income.

Medicare Tax

A U.S. holder that is an individual or estate, or a trust that does not qualify for exemption, will be subject to a 3.8% tax, which we refer to in this joint proxy statement/prospectus as the Medicare tax, on the lesser of (i) the U.S. holder’s “net investment income” for the relevant taxable year and (ii) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which, in the case of individuals, will be between $125,000 and $250,000 depending on the individual’s circumstances). A U.S. holder’s net investment income will generally include dividends received on the New Liberty Global shares and net gains from the disposition of New Liberty Global shares unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A U.S. holder that is an individual, estate or trust should consult its own tax advisor regarding the applicability of the Medicare tax to the U.S. holder’s dividend income and gains in respect of the U.S. holder’s investment in the New Liberty Global shares.

Material U.S. Federal Income Tax Considerations for Non-U.S. Holders

The LGI Mergers

Except as discussed below, a non-U.S. holder will not recognize gain or loss for U.S. federal income tax purposes with respect to the Liberty Global share exchange.

If the U.S. stockholders BIG amount exceeds the New Liberty Global income amount, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain recognized on the Liberty Global share exchange unless the non-U.S. holder is subject to backup withholding (currently at a rate of 28%). A non-U.S. holder will not be subject to backup withholding if it provides a certification of exempt status (generally on an IRS Form W-8). Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

If a non-U.S. holder is a citizen or resident of, or otherwise subject to taxation in, a country other than the United States or the United Kingdom, the tax consequences of the Liberty Global share exchange will depend on the applicable tax laws in such country.

The VMI Mergers

The amount of gain a non-U.S. holder of Virgin Media stock will recognize from the receipt of cash and class A New Liberty Global shares and class C New Liberty Global shares in exchange for the non-U.S. holder’s Virgin Media common stock will be determined in the same manner as described above under “—U.S. Holders of Virgin Media Common Stock” as if the non-U.S. holder were a U.S. holder. However, a non-U.S. holder of Virgin Media common stock will not be subject to U.S. federal income tax on any such gain unless:

•

the gain is effectively connected with a U.S. trade or business of such non-U.S. holder (and, if required by an applicable income tax treaty, is attributable to a United States “permanent establishment”); or

•	such non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met.

Gain recognized by a non-U.S. holder of Virgin Media common stock described in the first bullet point above will be subject to tax under the rules described above as if it were a U.S. holder of Virgin Media common stock and, in the case of a foreign corporation, might be subject to an additional “branch profits” tax equal to 30% of its effectively connected earnings and profits (or such lower rate as may be available under an applicable income tax treaty). An individual non-U.S. holder of Virgin Media common stock described in the second bullet point above will be subject to a flat 30% tax on the gain, which may be offset by U.S. source capital losses realized in the same year, even though the individual is not considered a resident of the United States.

A non-U.S. holder will not be subject to U.S. backup withholding tax if it provides a certification of exempt status (generally on an IRS Form W-8). Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

If a non-U.S. holder is a citizen or resident of, or otherwise subject to taxation in, a country other than the United States or the United Kingdom, the tax consequences of the receipt of cash and class A New Liberty Global shares and class C New Liberty Global shares in exchange for the non-U.S. holder’s Virgin Media common stock will depend on the applicable tax laws in such country.

Holding New Liberty Global Shares

A non-U.S. holder generally should not be subject to U.S. federal income or withholding tax on dividends received from New Liberty Global unless: (i) the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if an income tax treaty applies, the dividends are attributable to a permanent establishment or fixed place of business maintained by the non-U.S. holder in the United States); or (ii) such non-U.S. holder is subject to backup withholding.

In addition, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain recognized on the sale, exchange or other disposition of New Liberty Global shares unless: (i) such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if an income tax treaty applies, is attributable to a permanent establishment or fixed place of business maintained by the non-U.S. holder in the United States); (ii) in the case of certain capital gains recognized by a non-U.S. holder that is an individual, such individual is present in the United States for 183 days or more during the taxable year in which the capital gain is recognized and certain other conditions are met; or (iii) the non-U.S. holder is subject to backup withholding.

If a non-U.S. holder is a citizen or resident of, or otherwise subject to taxation in, a country other than the United States or the United Kingdom, the tax consequences of owning and disposing of New Liberty Global shares will depend on the applicable tax laws in such country.

Information Reporting and Backup Withholding

U.S. holders that own at least 5% (by vote or value) of Liberty Global common stock or Virgin Media common stock immediately before, and/or at least 5% (by vote or value) of New Liberty Global shares immediately after, the mergers will be required to file with the IRS certain information statements that apply to reorganizations under Section 368(a) of the Code. Other information reporting, including with respect to certain U.S. holders information reporting on IRS Form 926, could also apply to the transaction. Liberty Global and Virgin Media stockholders should consult their own tax advisors about the information reporting requirements that could be applicable to the mergers and any potential penalties associated with a failure to satisfy such requirements.

In general, information reporting will apply to dividends in respect of New Liberty Global shares and the proceeds from the sale, exchange or redemption of New Liberty Global shares that are paid to holders within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax (currently at a rate of 28%) may apply to such payments if you fail to provide a TIN or certification of exempt status or fail to report in full dividend and interest income. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. The IRS may impose a penalty upon any taxpayer that fails to provide the correct TIN.

Certain U.S. holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar threshold are required to report information relating to their New Liberty Global shares, subject to certain exceptions (including an exception for New Liberty Global shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938 (Statement of Specified Foreign

Financial Assets) with their tax return for each year in which they hold New Liberty Global shares. Holders are urged to consult their own tax advisors regarding information reporting requirements relating to the ownership of New Liberty Global shares.

Material U.K. Tax Considerations

The following paragraphs are intended as a general guide to current U.K. tax law and HMRC published practice applying as at the date of this document (both of which are subject to change at any time, possibly with retrospective effect) relating to the mergers and the New Liberty Global shares. They do not constitute legal or tax advice and do not purport to be a complete analysis of all U.K. tax considerations relating to the mergers and the New Liberty Global shares. They relate only to persons who are absolute beneficial owners of Liberty Global common stock, Virgin Media common stock or, as relevant, New Liberty Global shares. These paragraphs may not relate to certain classes of holders of Liberty Global common stock, Virgin Media common stock or, as relevant, New Liberty Global shares, such as persons who are connected with Liberty Global, Virgin Media or New Liberty Global, insurance companies, charities, collective investment schemes, pension schemes, brokers or dealers in securities or persons who hold Liberty Global common stock, Virgin Media common stock or New Liberty Global shares otherwise than as an investment, persons who have (or are deemed to have) acquired their Liberty Global common stock, Virgin Media common stock or New Liberty Global shares by virtue of an office or employment or who are or have been officers or employees of Liberty Global, Virgin Media, New Liberty Global or any of their affiliates and individuals who are subject to U.K. taxation on the remittance basis. These paragraphs do not describe all of the circumstances in which holders of Liberty Global common stock, Virgin Media common stock or New Liberty Global shares may benefit from an exemption or relief from U.K. taxation. It is recommended that all holders of Liberty Global common stock, Virgin Media common stock and New Liberty Global shares obtain their own taxation advice. In particular, non-U.K. resident or domiciled persons are advised to consider the potential impact of any relevant double tax agreements.

No legal opinion is being given on the U.K. tax consequences of the mergers.

U.K. Tax Consequences of the Mergers for Liberty Global Stockholders

Capital Gains Tax

At the effective time of the LGI mergers, an individual holder of Liberty Global common stock who is resident (or, if relevant, ordinarily resident) in the U.K. will be within the scope of U.K. capital gains tax. If an individual holder of Liberty Global common stock has ceased to be resident (or, if relevant, ordinarily resident) in the U.K., and the LGI mergers take place during the period of non-residence, such holder may be within the scope of U.K. capital gains tax on his or her return to the U.K. in respect of a disposal of Liberty Global common stock pursuant to the LGI mergers under certain anti-avoidance rules. An individual holder of Liberty Global common stock who is not resident (and, if relevant, not ordinarily resident) in the U.K. should otherwise not be within the scope of U.K. capital gains tax unless he or she carries on (whether solely or in partnership) a trade, profession or vocation in the U.K. through a branch or agency to which the Liberty Global common stock is attributable. The comments below apply only to an individual Liberty Global stockholder who is within the scope of U.K. capital gains tax as regards the holding of Liberty Global common stock.

The receipt by an individual holder of Liberty Global common stock who is within the scope of U.K. capital gains tax of New Liberty Global shares pursuant to the LGI mergers will constitute a disposal or part disposal of Liberty Global common stock if or to the extent that it does not qualify for “rollover” treatment (discussed in the paragraphs below). Such disposal or part disposal may, depending on the particular circumstances of that individual stockholder (including the acquisition cost of the Liberty Global common stock and any available exemptions or reliefs), give rise to a chargeable gain or allowable loss for the purposes of U.K. capital gains tax.

Liberty Global expects such receipt of New Liberty Global shares to be treated, at least in part, as a “reorganisation” for the purposes of U.K. capital gains tax such that “rollover” treatment is available to an individual holder of Liberty Global common stock to the extent described in this paragraph. In particular, Liberty Global expects “rollover” treatment to be available to such a stockholder (subject to the comment below in relation to section 137 of the U.K. Taxation of Chargeable Gains Act 1992, which we refer to in this joint proxy statement/prospectus as the TCGA) in respect of a proportion of the New Liberty Global shares of each relevant class received that is equal to the proportion that the aggregate number of New Liberty Global shares of the relevant class issued directly to Liberty Global stockholders pursuant to the LGI mergers (and not provided to Liberty Global stockholders after having first been issued to Lynx Merger Sub 1 and contributed to Lynx Merger Sub 2; see “The Companies—Lynx Merger Sub 1”) bears to the aggregate number of New Liberty Global shares of the same class received by Liberty Global stockholders pursuant to the LGI mergers. Liberty Global is considering the extent, if any, to which it may be possible for such a stockholder to be provided with New Liberty Global shares all of which are issued directly pursuant to the LGI mergers (and which are not first issued to Lynx Merger Sub 1). In the event that Liberty Global considers that this may be possible, Liberty Global may, in addition, seek to discuss with HMRC whether “rollover” treatment may be available in the circumstances in respect of all the New Liberty Global shares received by such a stockholder pursuant to the LGI mergers. No guarantee can be given on the outcome of these considerations (or discussions, if any). No view is given as to the extent to which HMRC may determine that “rollover” treatment is available, if at all, and Liberty Global stockholders should consult their own tax advisors.

Where “rollover” treatment is available in respect of a proportion of the New Liberty Global shares of the relevant class received by such an individual stockholder, which we refer to in this paragraph of the joint proxy statement/prospectus as the rollover proportion, that stockholder would be treated for the purposes of U.K. capital gains tax as not having made a part disposal of the rollover proportion of the stockholder’s Liberty Global common stock of the equivalent class in return for the rollover proportion of New Liberty Global shares received of the relevant class. Instead, the rollover proportion of New Liberty Global shares of the relevant class received by such a stockholder would generally be treated for those purposes as the same asset as the rollover proportion of the stockholder’s Liberty Global common stock of the equivalent class, and acquired at the same time and for the same consideration as the stockholder acquired the rollover proportion of his or her Liberty Global common stock of that equivalent class. In respect of the proportion representing the remainder of New Liberty Global shares of the relevant class received by such a stockholder, which we refer to in this paragraph of the joint proxy statement/prospectus as the disposal proportion, that stockholder would be treated for the purposes of U.K. capital gains tax as making a part disposal of his or her Liberty Global common stock of the equivalent class for consideration equal to the disposal proportion of the market value as of the closing date of the LGI mergers of the New Liberty Global shares of the relevant class received by the stockholder, and the computation of the chargeable gain or allowable loss arising would generally take into account the disposal proportion of the available tax base cost in the stockholder’s Liberty Global common stock of the equivalent class.

Under Section 137 of the TCGA, any Liberty Global stockholder who holds (either alone or together with other connected persons) more than 5% of, or of any class of, shares in or debentures of Liberty Global will not in any event receive the “rollover” treatment described above if the LGI mergers have not been effected for bona fide commercial reasons or if they form part of a scheme or arrangements of which the main purpose, or one of the main purposes, is avoidance of liability to U.K. capital gains tax or U.K. corporation tax. It is possible to apply for statutory clearance from HMRC under Section 138 of the TCGA confirming that this anti-avoidance provision does not apply. Liberty Global is not aware of any Liberty Global stockholder who is liable to U.K. taxation and who holds (either alone or together with other connected persons) more than 5% of, or of any class of, Liberty Global common stock or debentures in Liberty Global. No application for clearance has been made to HMRC under Section 138 of the TCGA in respect of the receipt of New Liberty Global shares pursuant to the LGI mergers. However, HMRC has confirmed that, based on the information provided to it by Liberty Global, there is no reason why HMRC would wish to apply Section 137 of the TCGA to the LGI mergers. This does not constitute a formal clearance under Section 138 of the TCGA.

Holders of Liberty Global common stock who are within the scope of U.K. capital gains tax, rather than U.K. corporation tax (as to which, see below), should note that the rates of U.K. capital gains tax for the tax year 2013/14 (which began on April 6, 2013, and in which year it is anticipated that any disposal in connection with the LGI mergers will be made) are 18% (for basic rate taxpayers) and 28% (for higher and additional rate taxpayers). Certain reliefs may, depending on an individual holder’s particular circumstances, be available to reduce or eliminate any U.K. capital gains tax liability, such as the annual exemption and certain tax losses.

The U.K. government has published legislation which would abolish the concept of ordinary residence for U.K. tax purposes with effect from April 6, 2013. The ordinary residence status of Liberty Global stockholders will not generally be relevant to their U.K. tax position in respect of the matters discussed above if this legislation is enacted in its current form.

Income Tax

The LGI mergers should not be treated as giving rise to a distribution which would be chargeable to U.K. income tax. Individual holders of Liberty Global common stock will be treated in the manner described above for U.K. capital gains tax purposes.

Corporation Tax

At the effective time of the LGI mergers, a corporate holder of Liberty Global common stock that is resident in the U.K. will be within the scope of U.K. corporation tax in respect of the LGI mergers. A corporate holder of Liberty Global common stock that is not resident in the U.K. will not be within the scope of U.K. corporation tax in respect of the LGI mergers unless it carries on (whether solely or in partnership) a trade in the U.K. through a permanent establishment to which the Liberty Global common stock is attributable. The comments below apply only to a corporate Liberty Global stockholder that is within the scope of U.K. corporation tax as regards the holding of Liberty Global common stock.

A corporate holder of Liberty Global common stock that is within the scope of U.K. corporation tax will be treated as making a disposal or part disposal of Liberty Global common stock pursuant to the LGI mergers, potentially giving rise to a chargeable gain or allowable loss for the purposes of U.K. corporation tax on chargeable gains, in the same way and under the same circumstances (including as to “rollover” treatment, in relation to which no view is given as to the extent to which HMRC may determine that “rollover” treatment is available, if at all, and Liberty Global stockholders should consult their own tax advisors) as indicated above in relation to U.K. capital gains tax, save as set out below.

The LGI mergers should not be treated as giving rise to a distribution that would be chargeable to U.K. corporation tax on income.

The main rate of U.K. corporation tax is 23% for the financial year 2013. The main rate of U.K. corporation tax for the financial years 2014 and 2015 has been announced as 21% and 20% respectively, but this has not yet been enacted. Companies with taxable profits in an accounting period not in excess of £300,000 (for companies that have no associated companies) will generally be subject to the small profits rate of U.K. corporation tax which is currently 20%. Marginal relief is generally available for companies with taxable profits in an accounting period in a specified higher band (between £300,000 and £1,500,000 for companies with no associated companies). A corporate holder of Liberty Global common stock will be entitled to an indexation allowance in computing the amount of any chargeable gain accruing on the disposal of its Liberty Global common stock, which provides relief for the effects of inflation by reference to movements in the U.K. retail prices index.

If the conditions of the substantial shareholding exemption set out in Section 192A and Schedule 7AC of the TCGA are satisfied in relation to a chargeable gain accruing to a corporate holder of Liberty Global common stock, the chargeable gain will be exempt from U.K. corporation tax. The substantial shareholding exemption will also take precedence over the “rollover” treatment described above if the conditions for exemption are satisfied. Whether the conditions of the substantial shareholding exemption will be satisfied will depend, amongst other things, on the particular circumstances of the corporate holder of Liberty Global common stock. One of the conditions of the substantial shareholding exemption that must be satisfied is that the corporate holder must have held a substantial shareholding in Liberty Global throughout a twelve-month period beginning not more than two years before the day on which the disposal takes place. Ordinarily, a corporate holder will not be regarded as holding a substantial shareholding in Liberty Global unless it (whether alone or together with other group companies) directly holds not less than 10% of Liberty Global’s ordinary share capital. If the substantial shareholding exemption does apply to a corporate holder of Liberty Global common stock, it will be treated as acquiring its New Liberty Global shares for a consideration equal to their market value at the effective time of the LGI mergers for U.K. corporation tax purposes.

Stamp Duty and Stamp Duty Reserve Tax

We anticipate that holders of Liberty Global common stock should not incur any charge to U.K. stamp duty or U.K. stamp duty reserve tax as a result of the implementation of the LGI mergers and Liberty Global is in the process of seeking a clearance from HMRC to confirm the U.K. stamp duty and U.K. stamp duty reserve tax treatment of the LGI mergers (although no guarantee can be given on the outcome of this application).

U.K. Tax Consequences of the Mergers for Virgin Media Stockholders

Capital Gains Tax

At the effective time of the VMI mergers, an individual holder of Virgin Media common stock who is resident (or, if relevant, ordinarily resident) in the U.K. will be within the scope of U.K. capital gains tax. If an individual holder of Virgin Media common stock has ceased to be resident (or, if relevant, ordinarily resident) in the U.K. and the VMI mergers take place during the period of non-residence, such holder may be within the scope of U.K. capital gains tax on his or her return to the U.K. in respect of a disposal of Virgin Media common stock pursuant to the VMI mergers under certain anti-avoidance rules. An individual holder of Virgin Media common stock who is not resident (and, if relevant, not ordinarily resident) in the U.K. should otherwise not be within the scope of U.K. capital gains tax unless he or she carries on (whether solely or in partnership) a trade, profession or vocation in the U.K. through a branch or agency to which the Virgin Media common stock is attributable. The comments below apply only to an individual Virgin Media stockholder who is within the scope of U.K. capital gains tax as regards the holding of Virgin Media stock.

New Liberty Global Shares

Virgin Media has received from HMRC a non-statutory clearance, which we refer to in this section entitled “—U.K. Tax Consequences of the Mergers for Virgin Media Stockholders” as the HMRC Clearance, to the effect that “rollover” treatment will apply, pursuant to Section 135 of the TCGA, to the portion of the consideration received in the VMI mergers consisting of New Liberty Global shares. The meaning of “rollover” treatment is described below.

Based on the HMRC Clearance, Virgin Media stockholders who do not hold (either alone or together with other connected persons) more than 5% of, or of any class of, shares or debentures in Virgin Media will not, to the extent that such stockholders receive New Liberty Global shares in the VMI mergers, be treated as making a disposal of their Virgin Media common stock for the purposes of taxation of capital gains in the U.K. For such stockholders, the New Liberty Global shares will accordingly be treated as the same asset as their Virgin Media common stock, and as acquired at the same time and for the same consideration as those stockholders acquired their Virgin Media common stock. As such, based on the HMRC Clearance, there will be no taxable disposal for U.K. tax purposes as regards the receipt of the New Liberty Global shares, and part of the tax base cost that a Virgin Media stockholder has in the Virgin Media common stock will be rolled into the New Liberty Global shares (with the proportion of base cost rolled over being equal to the proportion that the value of the New Liberty Global shares comprises in the total value of the consideration received in the VMI mergers as of the closing date of the VMI mergers).

Under Section 137 of the TCGA, any Virgin Media stockholder who holds (either alone or together with other connected persons) more than 5% of, or of any class of, shares in or debentures of Virgin Media will not in any event receive the “rollover” treatment described above if the VMI mergers have not been effected for bona fide commercial reasons or if they form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is avoidance of liability to U.K. capital gains tax or U.K. corporation tax. It is possible to apply for statutory clearance from HMRC under Section 138 of the TCGA confirming that this anti-avoidance provision does not apply. Virgin Media is not aware of any Virgin Media stockholder who is liable to U.K. taxation and who holds (either alone or together with other connected persons) more than 5% of, or of any class of, Virgin Media common stock or debentures of Virgin Media. No application for clearance has been made to HMRC under Section 138 of the TCGA in respect of the receipt of New Liberty Global shares in the VMI mergers. However, the HMRC Clearance confirms that, based on the information provided by Virgin Media in its application to HMRC for clearance to the effect that “rollover” treatment applies, there is no reason why HMRC would wish to apply Section 137 of the TCGA to the VMI mergers. This does not constitute a formal clearance under Section 138 of the TCGA.

Cash

A Virgin Media stockholder will be treated as having made a part disposal of his or her Virgin Media common stock in respect of the cash consideration received in the VMI mergers, including cash received in lieu of any fractional New Liberty Global shares. Such a disposal may, depending on such Virgin Media stockholder’s particular circumstances (including the acquisition cost of the Virgin Media common stock and any available exemptions or reliefs), result in a liability to U.K. capital gains tax. In computing the gain for U.K. capital gains tax purposes, a Virgin Media stockholder will be able to deduct part of the available tax base cost in such stockholder’s Virgin Media common stock against the amount of cash consideration received. The proportion of base cost allowable in that case will be equal to the proportion that the cash comprises in the total value of the consideration received in the VMI mergers as of the closing date of the VMI mergers.

Any Virgin Media stockholder who demands and perfects his or her rights under Delaware law to have his or her Virgin Media common stock appraised and who subsequently receives cash from Virgin Media (as the surviving entity in the first VMI merger) following an appraisal of such Virgin Media common stock by the Delaware Court of Chancery will be treated as having made a full disposal of his or her Virgin Media common stock for U.K. capital gains tax purposes. Such cash received will constitute disposal proceeds for the purposes of computing his or her U.K. capital gains tax liability. HMRC has confirmed in the HMRC Clearance that the existence of any dissenting Virgin Media stockholders should not have any effect on the availability of “rollover” relief for non-dissenting Virgin Media stockholders.

Holders of Virgin Media common stock who are within the scope of U.K. capital gains tax, rather than U.K. corporation tax (as to which see below), should note that the rates of U.K. capital gains tax for the tax year 2013/14 (which began on April 6, 2013, and in which year it is anticipated that any disposal in connection with this transaction will be made) are 18% (for basic rate taxpayers) and 28% (for higher and additional rate taxpayers). Certain reliefs may, depending on an individual Virgin Media stockholder’s circumstances, be available to reduce or eliminate any U.K. capital gains tax liability, such as the annual exemption and certain tax losses.

The U.K. government has published legislation which would abolish the concept of ordinary residence for U.K. tax purposes with effect from April 6, 2013. The ordinary residence status of Virgin Media stockholders will not generally be relevant to their U.K. tax position in respect of the matters discussed above if this legislation is enacted in its current form.

Income Tax

The VMI mergers should not be treated as giving rise to a distribution which will be chargeable to income tax for U.K. tax purposes. Individual Virgin Media stockholders will be treated in the manner described above for U.K. capital gains tax purposes.

Corporation Tax

At the effective time of the VMI mergers, a corporate stockholder of Virgin Media that is resident in the U.K. will be within the scope of U.K. corporation tax in respect of the VMI mergers. A corporate Virgin Media stockholder that is not resident in the U.K. will not be within the scope of U.K. corporation tax on chargeable gains accruing on the disposal of its stock in Virgin Media unless it carries on (whether solely or in partnership) a trade in the U.K. through a permanent establishment to which the Virgin Media common stock is attributable. The remainder of this subsection applies only to a corporate Virgin Media stockholder that is within the scope of U.K. corporation tax with respect to the holding of Virgin Media common stock.

A corporate Virgin Media stockholder that is within the scope of U.K. corporation tax will be treated as making a part disposal of its Virgin Media common stock pursuant to the VMI mergers, potentially giving rise to a chargeable gain or an allowable loss for the purposes of U.K. corporation tax on chargeable gains. Such chargeable gain for the purposes of U.K. corporation tax will be treated in the same way and under the same circumstances (including as to “rollover” treatment) as indicated above in relation to U.K. capital gains tax, save as set out below.

The VMI mergers should not be treated as giving rise to a distribution that will be chargeable to corporation tax in the U.K.

The main rate of U.K. corporation tax is 23% for the financial year 2013. The main rate of U.K. corporation tax for the financial years 2014 and 2015 has been announced as 21% and 20% respectively, but this has not yet been enacted. Companies with taxable profits in an accounting period not in excess of £300,000 (for companies that have no associated companies) will generally be subject to the small profits rate of U.K. corporation tax which is currently 20%. Marginal relief is generally available for companies with taxable profits in an accounting period in a specified higher band (between £300,000 and £1,500,000 for companies with no associated companies). A corporate holder of Virgin Media common stock will be entitled to an indexation allowance in computing the amount of any chargeable gain accruing on the disposal of its Virgin Media common stock, which provides relief for the effects of inflation by reference to movements in the U.K. retail prices index.

If the conditions of the substantial shareholding exemption set out in Section 192A and Schedule 7AC of the TCGA are satisfied in relation to a chargeable gain accruing to a corporate holder of Virgin Media common stock, the chargeable gain will be exempt from U.K. corporation tax. The substantial shareholding exemption will take precedence over the “rollover” treatment described above if the conditions for the exemption are satisfied. Whether the conditions of the substantial shareholding exemption will be satisfied will depend, amongst other things, on the particular circumstances of the corporate Virgin Media stockholder. One of the conditions of the substantial shareholding exemption that must be satisfied is that the Virgin Media stockholder must have held a substantial shareholding in Virgin Media throughout a twelve-month period beginning not more than two years before the day on which the disposal takes place. Ordinarily, a corporate stockholder will not be regarded as holding a substantial shareholding in Virgin Media unless it (whether alone or together with other group companies) holds not less than 10% of Virgin Media’s ordinary share capital. If the substantial shareholding exemption does apply to a corporate stockholder holding Virgin Media common stock, it will be treated as acquiring its New Liberty Global shares for a consideration equal to their market value at the effective time of the VMI mergers for U.K. corporation tax purposes.

Material U.K. Tax Consequences of Holding New Liberty Global Shares

Taxation of Dividends

Withholding Tax

Dividends paid by New Liberty Global will not be subject to any withholding or deduction for or on account of U.K. tax, irrespective of the residence or particular circumstances of the shareholders.

Income Tax

An individual holder of New Liberty Global shares who is resident in the U.K. may, depending on his or her particular circumstances, be subject to U.K. income tax on dividends received from New Liberty Global. An individual holder of New Liberty Global shares who is not resident in the U.K. should not be chargeable to U.K. income tax on dividends received from New Liberty Global, unless he or she carries on (whether solely or in partnership) any trade, profession or vocation in the U.K. through a branch or agency to which the New Liberty Global shares are attributable. Subject to certain conditions, an individual holder of New Liberty Global shares who is resident in the U.K. will be entitled to a tax credit equal to one-ninth of the amount of dividend received from New Liberty Global.

Dividends will be subject to U.K. income tax at the rate of 10% on the amount of the dividend and any associated one-ninth tax credit in the hands of an individual holder of New Liberty Global shares who is liable to U.K. income tax at the basic rate. This means that the tax credit will generally satisfy in full the U.K. income tax liability of such a U.K. resident individual shareholder with respect to such a dividend.

An individual holder of New Liberty Global shares who is liable to U.K. income tax at the higher rate will generally be subject to U.K. income tax at the rate of 32.5% on the amount of the dividend and any associated one-ninth tax credit. The tax credit will only partially satisfy that U.K. resident individual shareholder’s U.K. income tax liability with respect to such a dividend and, accordingly, such shareholders will generally be liable for additional tax of 22.5% of the amount of the dividend and any associated one-ninth tax credit or 25% of the cash dividend received.

An individual holder of New Liberty Global shares who is liable to U.K. income tax at the additional rate will generally be subject to U.K. income tax at the rate of 37.5% on the amount of the dividend and any associated one-ninth tax credit.

Dividend income is treated as the top slice of the total income chargeable to U.K. income tax. Whether an individual holder of New Liberty Global shares who is liable to U.K. income tax in respect of a dividend is liable to that tax at the higher or additional rate or not will depend on the particular circumstances of that shareholder.

There will be no repayment of the tax credit (or any part of it) associated with dividends paid by New Liberty Global to an individual who is resident in the U.K.

Corporation Tax

On the basis that such dividends would normally be expected to fall within an exempt class and meet certain other conditions, a corporate holder of New Liberty Global shares that is either resident in the U.K., or that carries on a trade in the U.K. through a permanent establishment to which the New Liberty Global shares are attributable, will not normally be liable to U.K. corporation tax on any dividends received in respect of those New Liberty Global shares.

Taxation of Capital Gains

Capital Gains Tax

A disposal of New Liberty Global shares by an individual holder who is resident or (if relevant) ordinarily resident in the U.K. may, depending on his or her particular circumstances (including the tax base cost of the New Liberty Global shares and any available exemptions or reliefs), give rise to a chargeable gain or allowable loss for the purposes of U.K. capital gains tax. An individual holder of New Liberty Global shares who ceases to be resident or (if relevant) ordinarily resident in the U.K. and disposes of his or her New Liberty Global shares during the period of non-residence may be liable to U.K. capital gains tax on his or her return to the U.K. in respect of a chargeable gain accruing on the disposal under certain anti-avoidance rules. An individual holder of New Liberty Global shares who is not resident (and, if relevant, not ordinarily resident) in the U.K. should otherwise not be chargeable to U.K. capital gains tax on chargeable gains arising on the disposal of his or her New Liberty Global shares unless the shareholder carries on (whether solely or in partnership) a trade, profession or vocation in the U.K. through a branch or agency to which the New Liberty Global shares are attributable.

The rates of U.K. capital gains tax for the tax year 2013/14 (which began on April 6, 2013) are 18% (for basic rate taxpayers) and 28% (for higher and additional rate taxpayers). Certain reliefs may, depending on an individual holder’s particular circumstances, be available to reduce or eliminate any U.K. capital gains tax liability, such as the annual exemption and certain tax losses.

The U.K. government has published legislation which would abolish the concept of ordinary residence for U.K. tax purposes with effect from April 6, 2013. The ordinary residence status of New Liberty Global shareholders will not generally be relevant to their U.K. tax position in respect of the matters discussed above if this legislation is enacted in its current form.

Corporation Tax

A disposal of New Liberty Global shares by a corporate shareholder that is resident in the U.K. may, depending on its particular circumstances (including the tax base cost of the New Liberty Global shares and any available exemptions or reliefs), give rise to a chargeable gain or an allowable loss for the purposes of U.K. corporation tax. A corporate holder of New Liberty Global shares that is not resident in the U.K. should not be liable to U.K. corporation tax on chargeable gains accruing on the disposal of its New Liberty Global shares unless it carries on (whether solely or in partnership) a trade in the U.K. through a permanent establishment to which the New Liberty Global shares are attributable.

The main rate of U.K. corporation tax is 23% for the financial year 2013. The main rate of U.K. corporation tax for the financial years 2014 and 2015 has been announced as 21% and 20% respectively, but this has not yet been enacted. Companies with taxable profits in an accounting period not in excess of £300,000 (for companies that have no associated companies) will generally be subject to the small profits rate of U.K. corporation tax which is currently 20%. Marginal relief is generally available for companies with taxable profits in an accounting period in a specified higher band (between £300,000 and £1,500,000 for companies with no associated companies). A corporate holder of New Liberty Global shares will be entitled to an indexation allowance in computing the amount of chargeable gain accruing on the disposal of New Liberty Global shares, which provides relief for the effects of inflation by reference to movements in the U.K. retail prices index.

If the conditions of the substantial shareholding exemption set out in Section 192A and Schedule 7AC of the TCGA are satisfied in relation to a chargeable gain accruing to a corporate holder of New Liberty Global shares, the chargeable gain will be exempt from U.K. corporation tax. Whether the conditions of the substantial shareholding exemption will be satisfied will depend, amongst other things, on the particular circumstances of the corporate holder of New Liberty Global shares. One of the conditions of the substantial shareholding exemption that must be satisfied is that the corporate holder must have held a substantial shareholding in New

Liberty Global throughout a twelve-month period beginning not more than two years before the day on which the disposal takes place. Ordinarily, a corporate holder will not be regarded as holding a substantial shareholding in New Liberty Global unless it (whether alone or together with other group companies) directly holds not less than 10% of New Liberty Global’s ordinary share capital.

Stamp Duty and Stamp Duty Reserve Tax

The discussion below relates to holders of New Liberty Global shares wherever resident (but not to holders such as market makers, brokers, dealers and intermediaries, to whom special rules apply).

An agreement to transfer an interest in New Liberty Global shares through a clearance service or depositary receipt system should not give rise to a liability to U.K. stamp duty reserve tax. We expect that the Depository Trust Company would be treated as a clearance service for these purposes, and Liberty Global is in the process of seeking a clearance from HMRC to this effect (although no guarantee can be given on the outcome of this application). In addition, no U.K. stamp duty should, in practice, need be paid in respect of a paperless transfer of an interest in New Liberty Global shares through the Depository Trust Company.

The transfer on sale of an interest in New Liberty Global shares by means of a written instrument will generally be liable to U.K. stamp duty at a rate of 0.5% of the consideration paid (rounded up to the nearest multiple of £5) unless the instrument is not executed in the U.K. and remains at all times outside the U.K. and the transfer does not relate to any matter or thing done or to be done in the U.K. An exemption from U.K. stamp duty is available for a written instrument transferring an interest in New Liberty Global shares where the amount or value of the consideration is £1,000 or less, and it is certified on the instrument that the transaction effected by the instrument does not form part of a larger transaction or series of transactions for which the aggregate consideration exceeds £1,000. A charge to U.K. stamp duty reserve tax will also arise (at the rate of 0.5% of the consideration paid) on an agreement to transfer an interest in New Liberty Global shares otherwise than through a clearance service or depositary receipt system, although the liability will be canceled and a claim for repayment of any U.K. stamp duty reserve tax already paid, generally with interest, may be made provided that an instrument transferring the interest in New Liberty Global shares is executed in pursuance of the agreement and that instrument is duly stamped within six years of the date on which the agreement was made or, if the agreement was conditional, the date on which the agreement became unconditional.

An issue or transfer of New Liberty Global shares to a person whose business is or includes the provision of clearance services (or its nominee) or issuing depositary receipts (or its nominee or agent) may give rise to a charge to U.K. stamp duty or U.K. stamp duty reserve tax at the rate of 1.5% of the amount or value of the consideration payable or, in certain circumstances, the value of the New Liberty Global shares. This liability for U.K. stamp duty or U.K. stamp duty reserve tax will strictly be accountable by the depositary or clearance service operator or its nominee or agent, as the case may be, but will, in practice, generally be reimbursed by participants in the clearance service or depositary receipt system. Pursuant to the case law and HMRC guidance described in more detail below under “—Material U.K. Tax Considerations for the Combined Group in Respect of and Following the Mergers—The Mergers”, HMRC has confirmed that it will no longer seek to apply the 1.5% U.K. stamp duty reserve tax charge to issues of U.K. shares to clearance services (or their nominee) or depositary receipt issuers (or their nominee or agent) or to transfers of U.K. shares to such entities that are an integral part of an issue of share capital. However, this does not have any impact on a transfer of New Liberty Global shares to such entities where such transfer is not an integral part of an issue of share capital and, accordingly, the 1.5% charges discussed in this paragraph will continue to apply to transfers of new Liberty Global shares to such entities which are not an integral part of an issue of share capital.

Therefore, a transfer of title in New Liberty Global shares or an agreement to transfer such shares from within the Depository Trust Company system out of the Depository Trust Company system, and any subsequent transfers or agreements to transfer outside the Depository Trust Company system, will generally attract a charge to U.K. stamp duty and/or U.K. stamp duty reserve tax at a rate of 0.5% of any consideration. Any such duty must be paid (and the relevant transfer document stamped by HMRC) before the transfer can be registered in the books of New Liberty Global. Holders of New Liberty Global shares should note in particular that a redeposit of New Liberty Global shares into the Depository Trust Company system, including by means of an initial transfer into a depositary receipt system, will generally attract U.K. stamp duty and/or U.K. stamp duty reserve tax at the higher rate of 1.5%.

THE U.K. TAX CONSEQUENCES SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY. EACH LIBERTY GLOBAL AND VIRGIN MEDIA STOCKHOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR U.K. TAX CONSEQUENCES THAT MAY APPLY TO SUCH STOCKHOLDER.

Material U.K. Tax Considerations for the Combined Group in Respect of and Following the Mergers

The following paragraphs are intended to be a general summary of certain material U.K. tax consequences in respect of U.K. corporation tax, U.K. stamp duty and U.K. stamp duty reserve tax for the combined group relating to and following the mergers based on current U.K. tax law and HMRC published practice. This summary does not otherwise take into account or anticipate any changes in law or practice, whether through legislative, governmental or judicial decision or action, which could be made and could potentially be effective on a retrospective basis. This summary does not address all U.K. corporation tax, U.K. stamp duty or U.K. stamp duty reserve tax consequences that may be relevant to Liberty Global, Virgin Media, New Liberty Global or any of their subsidiaries, and is not intended to be, nor should it be construed to be, legal or tax advice to any person.

The Mergers

Corporation Tax

We anticipate that none of Liberty Global, Virgin Media, New Liberty Global or any of their subsidiaries will incur a liability to U.K. corporation tax in respect of the implementation of the mergers and Liberty Global is in the process of seeking a clearance from HMRC for confirmation of certain technical aspects of the U.K. corporation tax analysis of the mergers (although no guarantee can be given on the outcome of this application).

Stamp Duty and Stamp Duty Reserve Tax

We anticipate that no liability in respect of U.K. stamp duty or U.K. stamp duty reserve tax will be applied in respect of the implementation of the mergers and Liberty Global is in the process of seeking a clearance from HMRC for confirmation of this analysis (although no guarantee can be given on the outcome of this application).

An issue or transfer of New Liberty Global shares to a person whose business is or includes the provision of clearance services (or its nominee) or issuing depositary receipts (or its nominee or agent) may give rise to a charge to U.K. stamp duty or U.K. stamp duty reserve tax at the rate of 1.5% of the amount or value of the consideration payable or, in certain circumstances, the value of the New Liberty Global shares. This liability for U.K. stamp duty or U.K. stamp duty reserve tax will strictly be accountable by the depositary or clearance service operator or its nominee or agent, as the case may be, but will, in practice, generally be reimbursed by participants in the clearance service or depositary receipt system.

However, pursuant to the judgment of the European Court of Justice in HSBC Holdings plc, Vidacos Nominees Ltd v. HMRC Case C-569/07 given on October 1, 2009, such a charge to U.K. stamp duty or U.K. stamp duty reserve tax is prohibited by Council Directive 69/335/EEC of July 17, 1969 concerning indirect taxes on the raising of capital (as amended), which we refer to in this section of the joint proxy statement/prospectus as the Capital Duties Directive, with respect to issues of such shares to clearance services or depositary receipt issuers in the European Union. Furthermore, in the judgment of the U.K. First Tier Tribunal (Tax Chamber) in HSBC Holdings plc and Bank of New York Mellon Corporation v. HMRC (published on February 28, 2012), such a charge to U.K. stamp duty or U.K. stamp duty reserve tax with respect to transfers of shares of companies incorporated in the U.K. to an issuer of depositary receipts, its nominee or agent, or to a clearance services provider or its nominee, which are integral to the raising of capital, was held to be unlawful under the Capital Duties Directive, notwithstanding the fact that the depositary receipt issuer in that case was located outside the European Union.

HMRC’s guidance published on April 27, 2012 indicates that its acceptance of the decision of the U.K. First Tier Tribunal means that it will no longer seek to apply 1.5% U.K. stamp duty or U.K. stamp duty reserve tax when new shares of companies incorporated in the U.K. are first issued to a clearance service (or its nominee) or depositary receipt issuer (or its nominee or agent) anywhere in the world or are transferred to such an entity as an integral part of an issue of share capital.

Accordingly, we consider that HMRC should not seek to charge U.K. stamp duty or U.K. stamp duty reserve tax in relation to the provision of New Liberty Global shares to the Depository Trust Company or its nominee pursuant to the mergers, the provision of New Liberty Global shares to a non-EU depositary receipt issuer or the transfer of such shares from the non-EU depositary receipt issuer to the Depository Trust Company or its nominee (which provision and transfer may take place as preparatory steps in the mechanics for completing the mergers).

Following the Mergers

General

Subject to any available exemptions or other forms of relief, a U.K. resident company, such as New Liberty Global, is subject to U.K. corporation tax on its worldwide income profits and chargeable gains. The main rate of U.K. corporation tax is 23% for the financial year 2013. The main rate of U.K. corporation tax for the financial years 2014 and 2015 has been announced as 21% and 20% respectively, but this has not yet been enacted.

Dividend Exemption

A U.K. resident company, such as New Liberty Global, is exempt from U.K. corporation tax in respect of certain broad classes of dividend or other distributions received from companies, whether they are resident in the U.K. or elsewhere, including dividends or other distributions from controlled companies and in respect of non-redeemable ordinary shareholdings.

Substantial Shareholding Exemption

A U.K. resident company, such as New Liberty Global, is also exempt from U.K. corporation tax in respect of chargeable gains arising from the actual or deemed disposal of shareholdings in certain companies, whether they are resident in the U.K. or elsewhere, subject to the satisfaction of certain conditions including as to the proportion of shares held, the length of time for which they have been held and the trading status of the company making the disposal (or the group of which that company is a member) and the company the shares in which are being disposed of (or the group or sub-group of which that company is the holding company).

Controlled Foreign Companies

Subject to certain exemptions and other forms of relief, a U.K. resident company, such as New Liberty Global, which holds (directly or indirectly) relevant interests in a non-U.K. resident company that is controlled by a U.K. resident person or persons may be liable in certain circumstances under the U.K.’s controlled foreign company legislation to U.K. tax on the income profits (whether or not distributed) of the non-U.K. resident company. The exemptions under the controlled foreign company legislation include a general exemption where the controlled foreign company in question is not subject to a lower level of taxation (broadly, if the amount of local tax on its income profits is at least 75% of the corresponding U.K. corporation tax that would be payable if the controlled foreign company were resident in the U.K.), and exemptions relating to specific types of income such as trading profits of the controlled foreign company, which, broadly, are not attributable to U.K. activities and non-trading finance profits of the controlled foreign company, which, broadly, either do not derive (directly or indirectly) from a capital contribution made from the U.K. or are incidental when compared with the trading profits of the controlled foreign company.

Liberty Global and Virgin Media do not expect any material U.K. tax to be charged under the controlled foreign company legislation in respect of the combined group as it will exist immediately after the mergers.

Regulatory Matters

European Union Competition Laws

Liberty Global and Virgin Media have agreed to use their reasonable best efforts to take, or cause to be taken, all actions that are reasonably necessary, proper or advisable to consummate and make effective the mergers and the other transactions contemplated by the merger agreement as promptly as practicable, including using reasonable best efforts to obtain (and cooperating with the other party to obtain) all regulatory approvals required to complete the transactions contemplated by the merger agreement. In addition, Liberty Global has agreed to take any actions necessary or advisable to satisfy any objection of, or obtain the consent or waiver of, the relevant governmental entities, so long as such actions would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the combined group.

Both Liberty Global and Virgin Media sell services to customers based in the European Union. The EU Council Regulation 139/2004 requires notification of, and approval by, the European Commission of mergers or acquisitions involving parties with worldwide sales and European Union sales exceeding stated thresholds. On April 15, 2013, the European Commission announced that it had cleared the Viper mergers under the EU Council Regulation 139/2004.

Timing

Liberty Global and Virgin Media cannot assure you that all of the regulatory approvals described above will be obtained and, if obtained, Liberty Global and Virgin Media cannot assure you as to the timing of any approvals, the ability to obtain the approvals on satisfactory terms or the absence of any litigation challenging such approvals.

Liberty Global and Virgin Media are not aware of any material governmental approvals or actions that are required for completion of the mergers other than those described above.

General

It is possible that any of the governmental entities with which filings have been made or may be made may seek additional regulatory concessions or impose additional conditions or states or private parties may commence litigation to prevent the completion of the mergers. There can be no assurance that:

•	Liberty Global or Virgin Media will be able to satisfy or comply with any conditions imposed;

•	compliance or non-compliance will not have adverse consequences on New Liberty Global after completion of the mergers; or

•	litigation, if any, will be resolved favorably by Liberty Global and Virgin Media.

Appraisal Rights

Holders of shares of Liberty Global common stock will not be entitled to appraisal or dissenters’ rights in connection with the LGI mergers under Section 262 of the DGCL, which we refer to in this joint proxy statement/prospectus as Section 262.

Holders of Virgin Media common stock who meet certain requirements are entitled to seek appraisal rights, since, as part of the first VMI merger, a portion of the VMI merger consideration will be a certain amount of cash and not New Liberty Global shares.

Under Section 262, holders of shares of Virgin Media common stock who do not vote in favor of the adoption of the merger agreement and who otherwise follow the procedures set forth in Section 262 will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the mergers, together with interest, determined as described below. Failure to follow precisely any of the statutory requirements could result in the loss of your appraisal rights.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is attached to this joint proxy statement/prospectus as Annex G. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that Virgin Media stockholders exercise their appraisal rights under Section 262. Only a holder of record of shares of Virgin Media common stock is entitled to demand appraisal rights for the shares registered in that holder’s name. A person having a beneficial interest in shares of common stock of Virgin Media held of record in the name of another person, such as a broker, fiduciary, depositary or other nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. If you hold your shares of Virgin Media common stock through a bank, brokerage firm or other nominee and you wish to exercise appraisal rights, you should consult with your bank, brokerage firm or other nominee to determine the appropriate procedures for the making of a demand for appraisal by the nominee.

Under Section 262, where a merger agreement is to be submitted for adoption at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders as of the record date that appraisal rights are available and include in the notice a copy of Section 262. This joint proxy statement/prospectus shall constitute the notice, and the full text of Section 262 is attached to this proxy statement as Annex G. In connection with the first VMI merger, any holder of common stock of Virgin Media who wishes to exercise appraisal rights, or who wishes to preserve such holder’s right to do so, should review the following discussion and Annex G carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights. In addition, because of the complexity of the procedures for exercising the right to seek appraisal of shares of common stock, Virgin Media believes that if a stockholder considers exercising such rights, such stockholder should consider seeking legal and financial advice.

Filing Written Demand

Any holder of common stock of Virgin Media wishing to exercise appraisal rights must deliver to Virgin Media, before the vote on the adoption of the merger agreement at the Virgin Media special meeting, a written demand for the appraisal of the stockholder’s shares, and that stockholder must not vote in favor of the adoption of the merger agreement. A holder of shares of common stock of Virgin Media wishing to exercise appraisal rights must hold of record the shares on the date the written demand for appraisal is made and must continue to hold the shares of record through the effective time of the first VMI merger. A proxy that is submitted and does not contain voting instructions will, unless revoked, be voted in favor of the adoption of the merger agreement, and it will constitute a waiver of the stockholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a stockholder who submits a proxy and who wishes to exercise appraisal rights must submit a proxy containing instructions to vote against the adoption of the merger agreement or abstain from voting on the adoption of the merger agreement. Voting against the adoption of the merger agreement or abstaining from voting or failing to vote on the proposal to adopt the merger agreement will not by itself constitute a written demand for appraisal satisfying the requirements of Section 262. The written demand for appraisal must be in addition to and separate from any proxy or vote on the adoption of the merger agreement. The demand must reasonably inform Virgin Media of the identity of the holder, as well as the intention of the holder to demand an appraisal of the “fair value” of the shares held by the holder. A stockholder’s failure to deliver the written demand prior to the taking of the vote on the adoption of the merger agreement at the Virgin Media special meeting will constitute a waiver of appraisal rights.

Only a holder of record of shares of Virgin Media common stock is entitled to demand appraisal rights for the shares registered in that holder’s name. A demand for appraisal in respect of shares of Virgin Media common stock should be executed by or on behalf of the holder of record. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose that, in executing the demand, the agent is acting as agent for the record owner or owners. Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

All written demands for appraisal pursuant to Section 262 should be delivered to Virgin Media at 65 Bleecker Street, 6th Floor, New York, NY 10012, Attention: Virgin Media Secretary.

Any holder of shares of Virgin Media common stock who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the consideration offered pursuant to the merger agreement by delivering to Virgin Media a written withdrawal of the demand for appraisal and an acceptance of the first VMI merger; however, any such attempt to withdraw the demand made more than 60 days after the effective date of the first VMI merger will require written approval of Virgin Media as the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just; provided, that this restriction will not affect the right of any Virgin Media stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the VMI merger consideration within 60 days after the effective date of the first VMI merger.

Notice by Virgin Media

If the first VMI merger is completed, within ten days after the effective time of the first VMI merger, Virgin Media will notify each holder of Virgin Media common stock who has made a written demand for appraisal pursuant to Section 262, and who has not voted in favor of the adoption of the merger agreement, that the first VMI merger has become effective and the effective date thereof.

Filing a Petition for Appraisal

Within 120 days after the effective time of the first VMI merger, but not thereafter, Virgin Media or any holder of Virgin Media common stock who has so complied with Section 262 and is entitled to appraisal rights under Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all holders who have properly demanded appraisal of their shares. Virgin Media is under no obligation to and has no present intention to file a petition, and holders should not assume that Virgin Media will file a petition or initiate any negotiations with respect to the fair value of shares of Virgin Media common stock. Accordingly, any holders of shares of Virgin Media common stock who desire to have their shares appraised should initiate all necessary action to perfect their appraisal rights in respect of shares of Virgin Media common stock within the time prescribed in Section 262.

Within 120 days after the effective time of the first VMI merger, any holder of shares of Virgin Media common stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from Virgin Media a statement setting forth the aggregate number of shares of Virgin Media common stock not voted in favor of the adoption of the first VMI merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed to the stockholder within ten days after a written request therefor has been received by Virgin Media or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of shares held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition seeking appraisal or request the foregoing statements. As noted above, however, the demand for appraisal can only be made by a stockholder of record.

If a petition for an appraisal is timely filed by a holder of shares of Virgin Media common stock and a copy thereof is served upon Virgin Media, Virgin Media will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to the stockholders as required by the court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded appraisal of their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding, and if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder.

Judicial Determination of Fair Value

After determining the holders of shares of Virgin Media common stock entitled to appraisal, the Delaware Court of Chancery will appraise the “fair value” of their shares, exclusive of any element of value arising from the accomplishment or expectation of the mergers, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value, the Delaware Court of Chancery will take into account all relevant factors.

Stockholders considering seeking appraisal should be aware that the “fair value” of their shares as so determined could be more than, the same as or less than the consideration they would receive pursuant to the merger agreement if they did not seek appraisal of their shares. Although the parties to the merger agreement believe that the VMI merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and Virgin Media stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the value of the VMI merger consideration. You should be aware that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the VMI mergers, is not an opinion as to, and does not otherwise address, fair value under Section 262. Neither Virgin Media nor New Liberty Global anticipate offering more than the VMI merger consideration to any Virgin Media stockholder exercising appraisal rights, and each of Virgin Media and New Liberty Global reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of Virgin Media common stock is less than the value of the VMI merger consideration, and that the methods that are generally considered acceptable in the financial community and otherwise admissible in court should be considered in the appraisal proceedings. If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. The Delaware Court of Chancery may also order that all or a portion of the expenses incurred by a stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the shares entitled to be appraised.

Unless the court in its discretion determines otherwise for good cause shown, interest from the effective date of the first VMI merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period from the effective date of the mergers and the date of payment of the judgment.

If any stockholder who demands appraisal of shares of Virgin Media common stock under Section 262 fails to perfect, or successfully withdraws or loses, such holder’s right to appraisal, the stockholder’s shares of Virgin Media common stock will be deemed to have been converted at the effective time of the first VMI merger into the right to receive the VMI merger consideration applicable to such shares. A stockholder will fail to perfect, or lose or withdraw, the holder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective time of the first VMI merger or if the stockholder delivers to Virgin Media a written withdrawal of the holder’s demand for appraisal and an acceptance of the VMI merger consideration in accordance with Section 262.

From and after the effective time of the first VMI merger, no dissenting stockholder shall have any rights of a stockholder of Virgin Media with respect to that holder’s shares for any purpose, except to receive payment of fair value and to receive payment of dividends or other distributions on the holder’s shares of Virgin Media common stock, if any, payable to Virgin Media stockholders of record as of a time prior to the effective time of the first VMI merger; provided, however, that if a dissenting stockholder delivers to Virgin Media a written withdrawal of the demand for an appraisal within 60 days after the effective time of the first VMI merger and acceptance of the first VMI merger, or subsequently with the written approval of Virgin Media, then the right of that dissenting stockholder to an appraisal will cease and the dissenting stockholder will be entitled to receive the VMI merger consideration in accordance with the terms of the merger agreement. Once a petition for appraisal is filed with the Delaware Court of Chancery, however, the appraisal proceeding may not be dismissed as to any Virgin Media stockholder without the approval of the court, and such approval may be conditioned upon such terms as the Court deems just; provided, that such restriction shall not affect the right of any Virgin Media stockholder who has not commenced an appraisal proceeding or joined the proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the VMI merger consideration within 60 days after the effective time of the first VMI merger.

Failure to comply strictly with all of the procedures set forth in Section 262 may result in the loss of a stockholder’s statutory appraisal rights. Consequently, any Virgin Media stockholder wishing to exercise appraisal rights is urged to consult legal and financial advisors before attempting to exercise those rights.

Resale of New Liberty Global Shares

The issuance of New Liberty Global shares in the mergers will be registered under the Securities Act of 1933, as amended, which we refer to in this joint proxy statement/prospectus as the Securities Act, and the New Liberty Global shares so issued will be freely transferable under the Securities Act, except for New Liberty Global shares issued to any person who is deemed to be an “affiliate” of New Liberty Global after the mergers. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with New Liberty Global and may include directors, executive officers and significant shareholders of New Liberty Global.

Affiliates of New Liberty Global may not sell their New Liberty Global shares acquired in connection with the mergers, except pursuant to:

•	an effective registration statement under the Securities Act covering the resale of those shares;

•	pursuant to the volume, sale and other limitations under Rule 144 under the Securities Act; or

•	any other applicable exemption under the Securities Act.

The registration statement on Form S-4, of which this joint proxy statement/prospectus document forms a part, does not cover the resale of New Liberty Global shares to be received by affiliates of New Liberty Global in the mergers.

FINANCING RELATING TO THE MERGERS

Overview

Consummation of the mergers is not subject to Liberty Global’s ability to obtain financing. However, Liberty Global has obtained the financing and financing commitments, which we refer to in this joint proxy statement/prospectus as the debt financing, described below in order to (i) pay a portion of the cash consideration payable in connection with the mergers, (ii) refinance outstanding indebtedness of subsidiaries of Virgin Media that is required to be repaid or repurchased upon consummation of the mergers (described below) and (iii) pay related fees and expenses.

The debt financing comprises the following:

•

New senior secured notes in the aggregate principal amount of approximately $2.8 billion (equivalent): On February 22, 2013, Lynx I Corp., an indirect wholly owned subsidiary of Liberty Global, which we refer to in this joint proxy statement/prospectus as the new senior secured notes issuer, issued (i) $1.0 billion aggregate principal amount of its 5.375% senior secured notes due 2021, which we refer to in this joint proxy statement/prospectus as the new Dollar senior secured notes, and (ii) £1.1 billion aggregate principal amount of its 6% senior secured notes due 2021, which we refer to in this joint proxy statement/prospectus as the new Sterling senior secured notes, and which we refer to in this joint proxy statement/prospectus, together with the new Dollar senior secured notes, as the new senior secured notes, the proceeds of which have been deposited into an escrow account pending consummation of the mergers and satisfaction of the release conditions. The conditions to release of the new senior secured notes proceeds from escrow are described below.

•

New senior notes in the aggregate principal amount of approximately $934.7 million (equivalent): On February 22, 2013, Lynx II Corp., an indirect wholly owned subsidiary of Liberty Global, which we refer to in this joint proxy statement/prospectus as the new senior notes issuer and which we refer to in this joint proxy statement/prospectus, together with the new senior secured notes issuer, as the issuers, issued (i) $530.0 million aggregate principal amount of its 6.375% senior notes due 2023, which we refer to in this joint proxy statement/prospectus as the new Dollar senior notes, and (ii) £250.0 million aggregate principal amount of its 7% senior notes due 2023, which we refer to in this joint proxy statement/prospectus as the new Sterling senior notes, and which we refer to in this joint proxy statement/prospectus, together with the new Dollar senior notes, as the new senior notes, and all of which we refer to in this joint proxy statement/prospectus, together with the new senior secured notes, as the LGI notes, the proceeds of which have been deposited into an escrow account pending consummation of the mergers and satisfaction of the release conditions. The conditions to release of the new senior notes proceeds from escrow are described below.

•

New senior secured credit facilities in the aggregate principal amount of approximately $4.7 billion (equivalent): Pursuant to the commitment letter entered into by Viper Merger Sub 1, Barclays Bank PLC, Banc of America Securities Limited, Bank of America, N.A., BNP Paribas Fortis SA/NV/ BNP Paribas, Credit Suisse AG, London Branch, Deutsche Bank AG, London Branch and Deutsche Bank Securities Inc., the financial institutions party thereto committed to provide, upon the closing of the mergers, senior secured credit facilities to Virgin Media Investment Holdings Limited and certain other subsidiaries of Virgin Media, which we refer to in this joint proxy statement/prospectus as VMIH, consisting of a £375.0 million senior secured term loan A facility, a $2,755.0 million senior secured term loan B facility, a £600.0 million senior secured term loan C facility and a £250.0 million senior secured revolving credit facility. The conditions to the lenders’ obligation to enter into and fund the new senior secured credit facilities with VMIH are described below under “—New Senior Secured Credit Facilities”.

In addition, Liberty Global’s indirect subsidiary, Binan Investments B.V. has entered into a senior facilities agreement dated as of February 5, 2013, pursuant to which BNP Paribas Fortis SA/NV has agreed to make available the Binan facility. All amounts borrowed under the Binan facility may be applied for general corporate and working capital purposes of Binan.

The expected application of proceeds of the debt financing is as follows:

•	Payment of merger consideration: A portion of the debt financing is expected to be used to pay a portion of the cash consideration in connection with the mergers.

•

Financing of the 2021 senior secured notes change of control offer: Virgin Media Secured Finance PLC, an indirect wholly owned subsidiary of Virgin Media, which we refer to in this joint proxy statement/prospectus as VMSF, currently has an aggregate principal amount outstanding of approximately $1.5 billion (equivalent) of the 2021 senior secured notes (as described below). Consummation of the mergers will require VMSF to offer to repurchase, at a purchase price of 101%, all of the outstanding 2021 senior secured notes. A portion of the debt financing may be used to finance the purchase of any of the 2021 senior secured notes that are tendered by a holder of such notes in the change of control offer.

•

Financing of the 2022 senior notes change of control offer: Virgin Media Finance PLC, an indirect wholly owned subsidiary of Virgin Media, which we refer to in this joint proxy statement/prospectus as VMF, currently has an aggregate principal amount outstanding of approximately $2.0 billion (equivalent) of senior notes due 2022, which we refer to in this joint proxy statement/prospectus as the 2022 senior notes. Consummation of the mergers will require VMF to offer to repurchase, at a purchase price of 101%, all of the outstanding 2022 senior notes. A portion of the debt financing is expected to be used to finance the purchase of any of the 2022 senior notes that are tendered by a holder of such notes in the change of control offer.

•

Refinancing of Virgin Media senior secured credit facilities. A portion of the debt financing is expected to be used to prepay all amounts outstanding under the senior secured credit facilities agreement, dated March 16, 2010, as amended, among VMIH, certain other subsidiaries of Virgin Media and the financial institutions party thereto, which we refer to in this joint proxy statement/prospectus as the Virgin Media existing credit facilities. As of December 31, 2012, the principal amount outstanding under that agreement was approximately $1.2 billion (equivalent).

Consent Solicitations and Change of Control Offers

At the request of Liberty Global, on February 6, 2013, (i) VMSF launched consent solicitations, soliciting consents from holders of VMSF’s dollar-denominated 6.50% senior secured notes due 2018 and sterling-denominated 7.00% senior secured notes due 2018, which we collectively refer to in this joint proxy statement/prospectus as the 2018 senior secured notes, and from holders of VMSF’s dollar-denominated 5.25% senior secured notes due 2021 and sterling-denominated 5.50% senior secured notes due 2021, which we collectively refer to in this joint proxy statement/prospectus as the 2021 senior secured notes, and (ii) VMF launched a consent solicitation, soliciting consents from holders of its dollar-denominated 8.375% senior notes due 2019 and its sterling-denominated 8.875% senior notes due 2019, which we refer to in this joint proxy statement/prospectus as the 2019 senior notes, in each case, to waive the change of control repurchase obligation that would otherwise arise from the consummation of the mergers under the relevant notes indenture and to approve amendments to certain other provisions of the indentures governing those notes.

Holders of more than a majority of the 2018 senior secured notes and the 2019 senior notes approved the proposed waiver and amendments. As a result, VMSF and VMF will not be required to offer to repurchase the 2018 senior secured notes and the 2019 senior notes, respectively, in connection with the mergers, and those notes will remain outstanding following consummation of the mergers.

The requisite level of consents with respect to the 2021 senior secured notes was not received prior to the expiration of the consent solicitation for the 2021 senior secured notes. As a result, VMSF will be required to offer to repurchase the 2021 senior secured notes within 30 days following the consummation of the mergers at a purchase price of 101% of the principal amount of the 2021 senior secured notes. The purchase price is expected to be paid with proceeds from the debt financing.

A consent solicitation was not conducted with respect to the 2022 senior notes and, accordingly, VMF will be required to offer to repurchase the 2022 senior notes within 30 days following the consummation of the mergers at a purchase price of 101% of the principal amount of the 2022 senior notes. The purchase price is expected to be paid with proceeds from the debt financing.

New Senior Secured Notes and Senior Notes

The new senior secured notes were issued pursuant to an indenture, dated as of February 22, 2013, between, among others, the new senior secured notes issuer and The Bank of New York Mellon, London Branch, as trustee. The new senior notes were issued pursuant to an indenture, dated as of February 22, 2013, between, among others, the new senior notes issuer and The Bank of New York Mellon, London Branch, as trustee.

Pending the consummation of the mergers, the initial purchasers deposited:

•

the net proceeds (other than certain fees payable to initial purchasers) from the offering of the new senior secured notes into one or more segregated escrow accounts pursuant to a senior secured notes escrow and security agreement; and

•

the net proceeds (other than certain fees payable to initial purchasers) from the offering of the new senior notes into one or more segregated escrow accounts pursuant to a senior notes escrow and security agreement, in each case, for the benefit of the holders of the relevant LGI notes. The release of escrowed funds is subject to the satisfaction of certain conditions prior to, or concurrently with, the release, including that no provision of the merger agreement has been amended or waived in a manner that would be materially adverse to the holders of the LGI notes, that certain specified defaults under the LGI notes have not occurred and are not continuing, that the Virgin Media existing credit facilities have been repaid, or will be repaid, in accordance with their terms and that the new senior secured credit facilities are in full force and effect and available for drawdown.

In the event that, on or before February 4, 2014, the mergers are consummated, the issuers will effect, no later than 30 business days following the mergers, a series of transactions, which we refer to in this joint proxy statement/prospectus as the debt pushdown, and, in connection therewith, VMSF will assume the new senior secured notes issuer’s obligations under the new senior secured notes and related indenture and VMF will assume the new senior notes issuer’s obligations under the new senior notes and related indenture.

If the mergers are not consummated prior to February 4, 2014, or upon the occurrence of certain other events, the LGI notes will be subject to a special mandatory redemption. Liberty Global has entered into a guarantee in favor of the initial purchasers of the new senior secured notes and the new senior notes, pursuant to which Liberty Global has agreed to pay an amount in cash equal to the shortfall in the event that the principal and interest due in connection with any special mandatory redemption exceeds the amount of the escrowed proceeds of the new senior secured notes and the new senior notes.

Prior to the consummation of the mergers and the debt pushdown, the new senior secured notes will be senior obligations of the new senior secured notes issuer and, upon consummation of the mergers and the debt pushdown, will become the senior secured obligations of VMSF and will be guaranteed on a senior basis by certain parent and subsidiary guarantors. Prior to the consummation of the mergers and the debt pushdown, the new senior notes will be senior obligations of the new senior notes issuer and, upon consummation of the mergers and the debt pushdown, will become senior unsecured obligations of VMF and will be guaranteed on a senior basis by certain parent guarantors and on a senior subordinated basis by certain subsidiary guarantors. Following the debt pushdown, the new senior secured notes will be secured by the property and assets that secure the 2018 senior secured notes and the 2021 senior secured notes.

Subject to the circumstances described below, the new senior secured notes are non-callable until April 15, 2017 and the new senior notes are non-callable until April 15, 2018. At any time prior to April 15, 2017, the new senior secured notes issuer may redeem some or all of the new senior secured notes by paying a “make-whole” premium, which is the present value of all remaining scheduled interest payments to April 15, 2017 using the discount rate (as specified in the relevant indenture) as of the applicable redemption date plus 50 basis points. At any time prior to April 15, 2018, the new senior notes issuer may redeem some or all of the new senior notes by paying a “make-whole” premium, which is the present value of all remaining scheduled interest payments to April 15, 2018 using the discount rate (as specified in the relevant indenture) as of the applicable redemption date plus 50 basis points.

The new senior secured notes issuer may redeem some or all of the new senior secured notes at the following redemption prices (expressed as a percentage of the principal amount) plus accrued and unpaid interest to the applicable redemption date, if redeemed during the twelve-month period commencing on April 15 of the years set forth below:

Year	New Sterling Senior Secured Notes	New Dollar Senior Secured Notes

2017	103.000%	102.688%

2018	101.500%	101.344%

2019 and thereafter	100.000%	100.000%

The new senior notes issuer may redeem some or all of the new senior notes at the following redemption prices (expressed as a percentage of the principal amount) plus accrued and unpaid interest to the applicable redemption date, if redeemed during the twelve-month period commencing on April 15 of the years set forth below:

Year	New Sterling Senior Notes	New Dollar Senior Notes

2018	103.500%	103.188%

2019	102.333%	102.125%

2020	101.167%	101.063%

2021 and thereafter	100.000%	100.000%

In addition, at any time prior to January 15, 2016, the issuers may redeem up to 40% of the LGI notes at redemption prices of 105.375% in the case of the new Dollar senior secured notes, 106.000% in the case of the new Sterling senior secured notes, 106.375% in the case of the new Dollar senior notes and 107.000% in the case of the new Sterling senior notes with the net proceeds from one or more specified equity offerings. Further, the issuers may redeem all, but not less than all, of the LGI notes at a price equal to their principal amount plus accrued and unpaid interest upon the occurrence of certain changes in tax law.

New Senior Secured Credit Facilities

Certain financial institutions, which we refer to in this joint proxy statement/prospectus as the original SFA lenders, have committed to provide to VMIH and other Virgin Media entities, as borrowers, which we refer to in this joint proxy statement/prospectus as the original SFA borrowers, the new senior secured credit facilities on the terms and conditions summarized below.

On or around the date of consummation of the mergers, the original SFA borrowers expect to enter into a new senior secured credit facility agreement with the original SFA lenders, pursuant to which the original SFA lenders named therein will agree to provide the original SFA borrowers with the following senior secured credit facilities:

•	a £375.0 million senior secured term loan A facility, which we refer to in this joint proxy statement/prospectus as the term loan A;

•	a $2,755.0 million senior secured term loan B facility, which we refer to in this joint proxy statement/prospectus as the term loan B;

•

a £600.0 million senior secured term loan C facility, which we refer to in this joint proxy statement/prospectus as the term loan C and which we refer to in this joint proxy statement/prospectus, together with the term loan A and the term loan B, as the term loans; and

•	a £250.0 million senior secured revolving credit facility, which we refer to in this joint proxy statement/prospectus as the revolving credit facility.

The lenders’ commitment may be increased with the prior consent of lenders. All amounts borrowed under the term loans may be applied towards financing the repayment in full of existing debt of Virgin Media and its subsidiaries, which we refer to in this joint proxy statement/prospectus as the VMI credit group, financing of any fees, costs and expenses payable in connection therewith and for general corporate purposes.

The initial drawdown under the new senior secured credit facilities is subject to the satisfaction of certain conditions, including that the facility agent has received certain customary conditions precedent documents, that certain representations and warranties related to corporate organization, power and authority, enforceability and non-contravention are true and correct in all material respects, that the merger agreement has not been amended in a manner that is materially adverse to the interests of the original SFA lenders, that confirmatory security has been provided, to the extent necessary, that it is not unlawful for a lender to perform its obligations to lend or participate or maintain its participation in any loan and that the Virgin Media existing credit facilities will be fully and irrevocably repaid on or prior to the date of the initial drawdown.

The interest rate in respect of the term loan A for each interest period is equal to the aggregate of the margin (3.25% per annum) plus LIBOR plus any mandatory cost (which is the cost of compliance with reserve asset, liquidity, cash margin, special deposit or other like requirements). The interest rate in respect of the term loan B for each interest period is equal to the aggregate of the margin (2.75% per annum) plus LIBOR plus any mandatory cost. The interest rate in respect of the term loan C for each interest period is equal to the aggregate of the margin (3.75% per annum) plus LIBOR plus any mandatory cost. The interest rate in respect of the revolving credit facilities for each interest period is equal to the aggregate of the margin (3.25% per annum) plus LIBOR (or if loans are denominated in euro, EURIBOR) plus any mandatory cost. The term loan B and the term loan C are subject to a LIBOR floor of 0.75% per annum and are issued at a discount at 99.5%.

The new senior secured credit facilities agreement requires the VMI credit group to maintain a senior net debt leverage ratio, tested on a quarterly basis and covering two quarterly accounting periods, of no more than 4.25 to 1.00; and a total net debt leverage ratio, tested on a quarterly basis and covering two quarterly accounting periods, of no more than 5.50 to 1.00. The new senior secured credit facilities require that members of the VMI credit group which generate not less than 80% of the EBITDA of the VMI credit group (excluding the consolidated net income attributable to any joint venture) in any financial year guarantee the payment of all sums payable under the senior credit facility and related finance documentation, and such members are required to grant first ranking security over all or substantially all of their assets to secure the payment of all sums payable under the new senior secured credit facilities and related finance documentation.

In the event that less than all of the holders of the 2021 senior secured notes tender their notes in the applicable change of control offer to be made in connection with the mergers, the new senior secured credit facilities arrangements allow VMIH to repay a portion of the term loan B and the term loan C, in an aggregate principal amount equal to the difference between (i) the aggregate principal amount of the 2021 senior secured notes outstanding immediately prior to the change of control offers and (ii) the aggregate principal amount of such notes tendered in the change of control offers.

The Binan Facility

On February 5, 2013, Binan entered into a senior facilities agreement, which we refer to in this joint proxy statement/prospectus as the Binan facility agreement, with BNP Paribas Fortis SA/NV. Pursuant to the Binan facility agreement, BNP Paribas Fortis SA/NV has agreed to make available the Binan facility. All amounts borrowed under the Binan facility may be applied for general corporate and working capital purposes of the borrower.

Any drawdown under the Binan facility is subject to the satisfaction of certain conditions, including that the facility agent has received certain customary conditions precedent documents, that it is not unlawful for a lender to perform its obligations to lend or participate or maintain its participation in any loan and that no change of control (as defined in the Binan facility agreement) has occurred.

The initial maturity date of the Binan facility is November 5, 2013 and may be extended for an additional three month period. The Binan facility agreement bears interest at a rate of LIBOR plus 2.25% per annum plus any mandatory cost. The Binan facility, if drawn, will be secured by a pledge over the current shares of Telenet Group Holding N.V. owned by Binan. The Binan facility agreement does not contain any financial covenants.

Other Arrangements

Liberty Global may finance the balance of the cash consideration from a number of different sources, including one or more of the following:

•	cash on hand ($2.0 billion as of December 31, 2012);

•

funds drawn on existing credit facilities provided to subsidiaries of Liberty Global (the maximum availability under these facilities, subject to covenant compliance calculations and satisfaction of other funding conditions, was $2.2 billion as of December 31, 2012);

•	funds available under new credit facilities entered into by subsidiaries of Liberty Global;

•	the proceeds of the issuance by subsidiaries of Liberty Global of debt securities in the capital markets; and

•	the proceeds from the settlement of certain derivative instruments of Virgin Media.

CREATION OF DISTRIBUTABLE RESERVES OF NEW LIBERTY GLOBAL

Under English law, New Liberty Global will only be able to declare dividends, make distributions or repurchase shares (other than by using the proceeds of a new issuance of shares made for that purpose) out of distributable reserves. Distributable reserves are a company’s accumulated realized profits, to the extent not previously utilized by distribution or capitalization, less its accumulated realized losses, to the extent not previously written off in a reduction or reorganization of capital duly made. Immediately following the mergers, New Liberty Global will not have any distributable reserves. In order to have sufficient distributable reserves to repurchase shares on the anticipated schedule and/or to pay dividends or make distributions for the foreseeable future, New Liberty Global will seek to have an amount approximately equal to the total amount of New Liberty Global’s share premium account as of a date after the mergers created as distributable reserves following a reduction of capital of New Liberty Global implemented through a customary process in the U.K., which is subject to the approval of the English Companies Court. Based on the closing per share prices of the LGI series A stock, the LGI series B stock, the LGI series C stock and the Virgin Media common stock on April 29, 2013 of $73.29, $73.37, $68.31 and $49.13, respectively, and assuming that the mergers had been completed as of December 31, 2012 and, in the case of the shares to be issued to Virgin Media stockholders, that all of the $1 billion principal amount of the Virgin Media convertible notes were converted into the per share VMI merger consideration, distributable reserves of New Liberty Global resulting from this resolution would be approximately $28.5 billion. Please see “Risk Factors—Risks Related to the Redomiciliation to the U.K.—English law will require that New Liberty Global meet certain additional financial requirements before it can declare dividends or repurchase shares following the mergers” for more information.

In particular, prior to the effective times of the mergers, the current sole shareholder of New Liberty Global (which is Liberty Global) will pass a resolution to reduce the capital of New Liberty Global to allow the creation of distributable reserves. Following the mergers, New Liberty Global will therefore seek to obtain the approval of the English Companies Court through a customary procedure, which is required for the creation of distributable reserves to be effective, as soon as practicable. The English Companies Court has discretion as to whether to approve the reduction of capital. The English Companies Court may not approve the reduction of capital if, among other things, the interests of creditors are not adequately safeguarded (although this is unlikely to be an issue for the New Liberty Global procedure as it is not expected to have any external creditors at that time). The approval of the English Companies Court is expected to be received within six weeks after the completion of the mergers. In the future, earnings of New Liberty Global will form part of the distributable reserves of New Liberty Global.

CERTAIN LITIGATION

On February 12, 2013, February 19, 2013 and March 26, 2013, respectively, three purported shareholders of Virgin Media separately filed lawsuits in the Supreme Court of the State of New York, New York County against the members of the Virgin Media board of directors, Virgin Media, Liberty Global, New Liberty Global and the merger subs, challenging the proposed transaction. These cases are docketed as Grimsley v. Berkett et al., Index No. 650469/2013, Watts v. Virgin Media, Inc. et al., Index No. 650537/2013 and City of Westland Police and Fire Retirement System v. Virgin Media Inc., et. al., Index No. 651093/2013. In each case, the named plaintiff purports to sue on behalf of the public stockholders of Virgin Media and alleges that the members of the Virgin Media board of directors breached their fiduciary duties to Virgin Media stockholders in connection with the sale of Virgin Media to Liberty Global by, among other things, failing to secure adequate consideration and failing to engage in a fair sales process. The complaints allege that Liberty Global, New Liberty Global and the merger subs aided and abetted the alleged breaches of fiduciary duty by Virgin Media’s board of directors. After the preliminary joint proxy statement/prospectus was filed with the SEC on March 7, 2013, the Grimsley complaint was amended to include allegations challenging the adequacy of the disclosures made in the proxy statement. The complaints seek, among other things, orders enjoining the proposed transaction, rescission in the event that the proposed transaction is consummated, and plaintiffs’ attorneys’ fees and costs. Certain of the complaints also seek damages. On April 10, 2013, the three actions were consolidated before Justice Oing in the Commercial Division of the Supreme Court of the State of New York, and a preliminary injunction hearing was tentatively scheduled for the week of May 28, 2013. The defendants intend to vigorously defend against the claims asserted.

THE MERGER AGREEMENT

This is a summary of material provisions of the merger agreement, including the amendment entered into on March 6, 2013 described in the section entitled “The Mergers—Background to the Mergers”. The following description of the merger agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to the full text of, the merger agreement. The merger agreement, which is attached as Annexes A-1 and A-2 to this joint proxy statement/prospectus and is incorporated herein by reference, contains the complete terms of that agreement. You should read the entire merger agreement carefully.

The merger agreement and the discussion under the heading “The Merger Agreement” have been included to provide you with information regarding the terms of the merger agreement. They are not intended to provide any other factual information about New Liberty Global, Liberty Global, Virgin Media and the merger subs. That information can be found elsewhere in this joint proxy statement/prospectus and in the other public filings made by New Liberty Global, Liberty Global or Virgin Media with the SEC, which are available without charge at www.sec.gov.

Closing of the Mergers

Unless another time is agreed to by Liberty Global, Virgin Media, New Liberty Global and the merger subs, the closing of the transactions contemplated by the merger agreement, which we refer to in this joint proxy statement/prospectus as the closing, will occur on the third business day after satisfaction or waiver of the conditions set forth in the merger agreement (except for any conditions that by their nature can only be satisfied on the closing date, but subject to the satisfaction or waiver of such conditions), which we refer to in this joint proxy statement/prospectus as the closing date.

Merger Consideration Received by Liberty Global Stockholders

At the effective time of the first LGI merger, as a result of the first LGI merger and other than with respect to LGI excluded shares:

•

each share of LGI series A stock issued and outstanding immediately prior to the effective time of the first LGI merger will be converted into the right to receive one class A New Liberty Global share;

•

each share of LGI series B stock issued and outstanding immediately prior to the effective time of the first LGI merger will be converted into the right to receive one class B New Liberty Global share; and

•

each share of LGI series C stock issued and outstanding immediately prior to the effective time of the first LGI merger will be converted into the right to receive one class C New Liberty Global share.

Merger Consideration Received by Virgin Media Stockholders; No Fractional Shares

At the effective time of the first VMI merger and as a result of the first VMI merger, each share of Virgin Media common stock issued and outstanding immediately prior to the effective time of the first VMI merger (other than VMI excluded shares) will be converted into the right to receive:

•	$17.50 in cash, without interest;

•	0.2582 of a class A New Liberty Global share; and

•	0.1928 of a class C New Liberty Global share (together with cash in lieu of any fractional class A New Liberty Global shares and class C New Liberty Global shares).

In lieu of the issuance of any fractional class A New Liberty Global share or class C New Liberty Global share to which a Virgin Media stockholder otherwise would be entitled, such stockholder will have the right to receive an amount in cash (without interest) equal to the sum of:

•

product of (A) the applicable fraction of the class A New Liberty Global share (after taking into account all shares of Virgin Media common stock held by such stockholder) multiplied by (B) the 20-day aggregate volume weighted-average per share price of the LGI series A stock on Nasdaq for the period of the 20 consecutive trading days ending on the last full trading day occurring prior to the date of the first VMI merger; plus

•

the product of (A) the applicable fraction of a class C New Liberty Global share (after taking into account all shares of Virgin Media common stock held by such stockholder) multiplied by (B) the 20-day aggregate volume weighted-average per share price of the LGI series C stock on Nasdaq for the period of the 20 consecutive trading days ending on the last full trading day occurring prior to the date of the first VMI merger.

Treatment of Liberty Global Equity-Based Awards

At the effective time of the first LGI merger, all equity-based compensation awards granted under any Liberty Global equity plan will be converted into a substantially similar award of the same type, and in respect of the same number of shares of class A New Liberty Global shares and class C New Liberty Global shares as applied to the number of shares of Liberty Global common stock immediately prior to the first LGI merger. Converted awards will generally continue to be governed by substantially similar terms and conditions that were applicable to the award immediately prior to the effective time of the first LGI merger.

Treatment of Virgin Media Options, Restricted Stock Units and Other Equity-Based Awards

Virgin Media Stock Options

The merger agreement provides that, at the effective time of the first VMI merger, each existing employee stock option (other than certain U.K. tax-qualified options granted under the Virgin Media Sharesave Plan and the CSOP as described below under “—Virgin Media Sharesave Plan, Company Share Option Plan, Joint Share Ownership Plan and the Share Incentive Plans”) to acquire Virgin Media common stock will be converted into two separate options, the first to acquire 0.4123 of a class A New Liberty Global share for each share of Virgin Media common stock subject to the existing stock option and the second to acquire 0.3077 of a class C New Liberty Global share for each share of Virgin Media common stock subject to the existing stock option. The applicable exercise prices will also be adjusted. The converted options will continue to vest based on continued service of the option holder in the same manner as applied before the first VMI merger, other than:

•        those stock options that provide for accelerated vesting under their existing terms on a change of control will accelerate as part of the first VMI merger;

•        for options granted prior to January 1, 2013 that are converted into options over New Liberty Global shares, in the event that the holder of such a converted stock option is subject to an involuntary termination of employment (including a termination of the holder’s employment without cause or the holder’s resignation for good reason) on or prior to December 31, 2014, any stock options that are unvested at the time of the involuntary termination of employment will vest; and

•        holders of Virgin Media stock options that are converted into options over New Liberty Global shares will have up to two years to exercise the converted options following an involuntary termination on or prior to December 31, 2014 if certain service criteria are satisfied.

Virgin Media Stock Units

The merger agreement provides that certain Virgin Media stock units (restricted stock units and performance shares) in respect of Virgin Media common stock will, upon the effective time of the first VMI merger, be converted into stock units in respect of 0.4123 of a class A New Liberty Global share and 0.3077 of a class C New Liberty Global share for each share of Virgin Media common stock subject to the Virgin Media stock unit award. In the case of Virgin Media stock units issued under Virgin Media’s 2011-2013 and 2012-2014 long-term incentive plans, and time-based vesting Virgin Media stock units issued under Virgin Media’s 2013-2015 long-term incentive plan, these stock units will be converted into stock units that vest based on continued service of the award holder through the end of the applicable original three-year performance and vesting period (and any existing performance-based vesting conditions will lapse). For stock unit awards granted prior to January 1, 2013 that are converted into stock unit awards in respect of New Liberty Global shares, vesting and settlement of such stock units will accelerate if the holder is subject to an involuntary termination of employment (as described above in connection with options) on or prior to December 31, 2014. Virgin Media stock units with performance-based vesting conditions issued under Virgin Media’s 2013-2015 long-term incentive plan will, upon the effective time of the first VMI merger, be canceled and replaced with incentive awards under a new plan of New Liberty Global modeled on Liberty Global’s existing performance-based plans with performance goals that would reasonably be expected to result in comparable compensation for comparable performance. Notwithstanding the foregoing, awards actually earned under the 2010-2012 long-term incentive plan shall, to the extent not settled prior to the effective time, be canceled and converted into the right to receive: (A) the excess of the cash consideration over any applicable acquisition price per share of the award; and (B) the VMI stock consideration.

Virgin Media Sharesave Plan, Company Share Option Plan, Joint Share Ownership Plan and the Share Incentive Plans

The merger agreement contemplates that Virgin Media will seek consent from the U.K. tax authority to, insofar as possible, offer an exchange of existing options granted under the U.K. tax-qualified Virgin Media Sharesave Plan and the CSOP for new tax-qualified options over New Liberty Global shares. Virgin Media will seek to treat awards under the JSOP in a substantially similar manner to that described above in respect of the Virgin Media stock units granted under Virgin Media’s 2011-2013 long-term incentive plan, but if that is not possible, the JSOP beneficiaries will be treated in an appropriate and equitable manner. Finally, holders of shares in the U.K. approved share incentive plans operated by Virgin Media and its subsidiaries will receive the VMI merger consideration in respect of their stockholdings and further contributions to these plans will cease.

Conversion of Shares; Exchange of Certificates

The conversion of shares of Virgin Media common stock (other than VMI excluded shares) into the right to receive the VMI merger consideration will occur automatically at the effective time of the first VMI merger. The conversion of shares of Liberty Global common stock (other than LGI excluded shares) into the right to receive the LGI merger consideration will occur automatically at the effective time of the first LGI merger.

As soon as reasonably practicable after the effective time of the first VMI merger and the effective time of the first LGI merger, New Liberty Global’s exchange agent will mail a letter of transmittal to each former holder of record of shares of Liberty Global common stock and each former holder of record of shares of Virgin Media common stock. The letter of transmittal will specify, among other things, that delivery shall be effected, and risk of loss and title to the physical certificates representing such shares of Liberty Global common stock will pass, only upon delivery of such certificates to the exchange agent, or in the case of book-entry shares upon adherence to the procedures set forth in the letter of transmittal. The letter of transmittal will be accompanied by instructions for surrendering certificates representing shares of Liberty Global common stock and book-entry shares in exchange for the VMI merger consideration and LGI merger consideration, as the case may be, including New Liberty Global shares, the cash portion of the VMI merger consideration, any dividends or distributions payable pursuant to the merger agreement and cash in lieu of any fractional shares of class A New Liberty Global shares and class C New Liberty Global shares. No interest will be paid or will accrue on any cash payable upon surrender of a certificate or, in the case of book-entry shares, upon adherence to the procedures set forth in the letter of transmittal. Liberty Global stockholders and Virgin Media stockholders should not return stock certificates with the enclosed proxy card.

After the effective time of the first VMI merger, each share of Virgin Media common stock will no longer be outstanding and will cease to exist, and each certificate or book-entry share that previously represented outstanding shares of Virgin Media common stock will represent only the right to receive the VMI merger consideration as set out in the merger agreement and will not entitle its holder or any other person to any rights as a stockholder of Virgin Media or New Liberty Global. After the effective time of the first LGI merger, each share of Liberty Global common stock will no longer be outstanding and will cease to exist, and each certificate or book-entry share that previously represented outstanding shares of Liberty Global common stock will represent only the right to receive the LGI merger consideration as set out in the merger agreement and will not entitle its holder or any other person to any rights as a stockholder of Liberty Global or New Liberty Global.

Until holders of certificates previously representing shares of Liberty Global common stock or Virgin Media common stock, as the case may be, have surrendered their certificates and letter of transmittal to the exchange agent for exchange, or in the case of book-entry shares, adhered to the procedures set forth in the letter of transmittal, those holders will not receive (i) the LGI merger consideration or the VMI merger consideration, as applicable, (ii) dividends or distributions with a record date after the effective time of the first VMI merger or the first LGI merger, as applicable, on any of the New Liberty Global shares into which their shares of Liberty Global common stock or Virgin Media common stock have been converted into the right to receive or (iii) in the case of shares of Virgin Media common stock, any cash payment in lieu of any fractional shares of class A New Liberty Global shares and class C New Liberty Global shares into which their shares have been converted into the right to receive. When holders surrender their certificates or, in the case of book-entry shares, adhere to the procedures set forth in the letter of transmittal, they will receive (a) the LGI merger consideration or the VMI merger consideration, as applicable, (b) at the appropriate payment date, without interest, any dividends or distributions with a record date after the effective time of the first VMI merger or the effective time of the first LGI merger, as applicable, on any of the New Liberty Global shares into which their shares of Liberty Global common stock or Virgin Media common stock have been converted into the right to receive, and (c) in the case of shares of Virgin Media common stock, the amount of cash payable in lieu of any fractional shares of class A New Liberty Global shares and class C New Liberty Global shares into which their shares have been converted into the right to receive.

Each of Lynx Merger Sub 1, Viper Merger Sub 1, New Liberty Global and the exchange agent will be entitled to deduct and withhold from any amount payable to any holder of Virgin Media common stock or Liberty Global common stock pursuant to the merger agreement any amounts required to be deducted and withheld under the Code, applicable U.S. Treasury Regulations or any provision of state, local or foreign law. To the extent that amounts are so withheld and paid over to the appropriate governmental entity, such amounts will be treated for all purposes of the merger agreement as having been paid to the stockholder in respect of which such deduction and withholding was made.

Virgin Media Stockholder Appraisal Rights

Under Section 262 of the DGCL, holders of Virgin Media common stock who do not vote in favor of the adoption of the merger agreement and who otherwise follow the procedures set forth in Section 262 of the DGCL will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the mergers, together with a fair rate of interest, if any, as determined by the court. This value could be more than, less than or the same as the value of the VMI merger consideration. For a more complete description of the available appraisal rights, see “The Mergers—Appraisal Rights” beginning on page 192.

Conditions to the Completion of the Mergers

Conditions to Each Party’s Obligations to Complete the Mergers

Each party’s obligation to effect the mergers and to consummate the other transactions contemplated by the merger agreement is subject to the satisfaction of various conditions that include the following:

•	the adoption and approval of the merger agreement by holders of a majority of the outstanding shares of Virgin Media common stock;

•	the approval of the New Liberty Global share issuance by holders of Liberty Global common stock representing a majority of the votes cast with respect to the proposal to approve such issuance;

•

the adoption and approval of the merger agreement by holders of Liberty Global common stock representing a majority of the voting power of the outstanding shares of Liberty Global common stock entitled to vote;

•

(i) the issuance of a decision from the European Commission declaring the transactions contemplated by the merger agreement are compatible with the common market pursuant to EU Council Regulation 139/2004, as amended, or the expiration of the deadline for issuance of a decision; and (ii) if, prior to the satisfaction of the condition in clause (i), the U.K. Secretary of State serves an intervention notice pursuant to, section 67 of the U.K. Enterprise Act 2002, then the receipt of confirmation in writing from the U.K. Secretary of State to Liberty Global and/or Virgin Media that she will not make an adverse public interest filing;

•

the absence of any restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any governmental entity of competent jurisdiction and the absence of any law enacted, enforced or deemed applicable by any governmental entity that prohibits, prevents or makes illegal the consummation of the transactions contemplated by the merger agreement;

•

the effectiveness of the registration statement for the New Liberty Global shares being issued in the first VMI merger and the first LGI merger (of which this joint proxy statement/prospectus forms a part) and the absence of any stop order suspending such effectiveness and no proceeding for that purpose is initiated or, to the knowledge of the parties, threatened; and

•

the New Liberty Global shares issuable to Liberty Global stockholders and Virgin Media stockholders pursuant to the merger agreement have been approved for listing on Nasdaq, subject to official notice of issuance.

Conditions to the Obligation of Liberty Global, New Liberty Global and the Merger Subs to Complete the Mergers

The obligation of Liberty Global, New Liberty Global and the merger subs to effect the mergers and to consummate the other transactions contemplated by the merger agreement is further subject to satisfaction or waiver (by Liberty Global) of the following additional conditions:

•

certain representations and warranties of Virgin Media set forth in the merger agreement with respect to (i) the due organization, standing and power of Virgin Media, (ii) the capitalization of Virgin Media (except for de minimis exceptions), (iii) due authorization of the merger agreement, (iv) the absence of any conflicts with Virgin Media’s organizational documents, and (v) the absence of a Virgin Media material adverse effect since December 31, 2011, in each case, being true and correct in all respects as of the date of the merger agreement and as of the closing date as if made as of the closing date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date);

•

all other representations and warranties of Virgin Media set forth in the merger agreement being true and correct in all respects (without giving effect to any materiality, Virgin Media material adverse effect or similar qualifier) as of the date of the merger agreement and as of the closing date as if made as of the closing date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date) except to the extent that inaccuracies have not had and would not reasonably be expected to have, individually or in the aggregate, a Virgin Media material adverse effect;

•	Virgin Media having performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the effective time of the first VMI merger; and

•	the receipt of a certificate from a senior executive officer of Virgin Media certifying that the above conditions have been satisfied.

Conditions to Virgin Media’s Obligation to Complete the Mergers

Virgin Media’s obligation to effect the first VMI merger and to consummate the other transactions contemplated by the merger agreement is further subject to satisfaction or waiver (by Virgin Media) of the following additional conditions:

•

certain representations and warranties of Liberty Global, New Liberty Global and the merger subs set forth in the merger agreement with respect to (i) the due organization, standing and power of Liberty Global, (ii) the capitalization of Liberty Global (except for de minimis exceptions), (iii) the due authorization of the merger agreement, (iv) the absence of any conflicts with the organizational documents of Liberty Global, New Liberty Global and the merger subs, and (v) the absence of a Liberty Global material adverse effect since December 31, 2011, in each case, being true and correct in all respects as of the date of the merger agreement and as of the closing date as if made as of the closing date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date);

•

all other representations and warranties of Liberty Global, New Liberty Global and the merger subs set forth in the merger agreement being true and correct in all respects (without giving effect to any materiality, Liberty Global material adverse effect or similar qualifier) as of the date of the merger agreement and as of the closing date as if made as of the closing date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date) except to the extent that inaccuracies have not had and would not reasonably be expected to have, individually or in the aggregate, a Liberty Global material adverse effect;

•

Liberty Global, New Liberty Global and the merger subs having performed in all material respects all obligations required to be performed by them under the merger agreement at or prior to the effective time of the first VMI merger and the effective time of the first LGI merger;

•	the receipt of a certificate from a senior executive officer of Liberty Global certifying that the above conditions have been satisfied;

•

the receipt of evidence reasonably satisfactory to Virgin Media that Liberty Global has complied with its obligation to appoint one current independent member of the Virgin Media board of directors to the New Liberty Global board of directors and one current U.K.-resident member of the Virgin Media board of directors to the advisory board of New Liberty Global (as more fully described in “The Merger Agreement—Articles of Association of New Liberty Global; Appointment of Additional New Liberty Global Director”); and

•	Liberty Global or New Liberty Global having delivered the aggregate VMI merger consideration to the exchange agent.

Liberty Global and Virgin Media can provide no assurance that all of the conditions precedent to the mergers will be satisfied or waived by the party permitted to do so. Neither Liberty Global nor Virgin Media can at this point determine whether it would resolicit proxies in the event that it decides to waive any of the conditions described above. Each of Liberty Global’s and Virgin Media’s decisions would depend upon the facts and circumstances leading to their respective decisions to complete the mergers and whether Liberty Global or Virgin Media believes there has been a material change in the terms of the mergers and the effect of such change on Liberty Global or Virgin Media and their respective stockholders. In making this determination, Liberty Global and Virgin Media would consider, among other factors, the reasons for the waiver, the effect of the waiver on the terms of the mergers, whether the requirement being waived was necessary in order to make the transaction fair to Liberty Global stockholders or Virgin Media stockholders from a financial point of view, the availability of alternative transactions and the prospects of Liberty Global or Virgin Media as an independent entity. If either Liberty Global or Virgin Media determines that a waiver of a condition would materially change the terms of the mergers, it will resolicit proxies.

Important Definitions

The merger agreement provides that a “material adverse effect” means, when used in connection with Liberty Global or Virgin Media, any event, change, circumstance, discovery, announcement, occurrence, effect or state of facts that, individually or in the aggregate:

•

is or would reasonably be expected to be materially adverse to the business, assets, liabilities, financial condition or results of operations of the relevant party and its subsidiaries, taken as a whole, except to the extent any such event, change, circumstance, discovery, announcement, occurrence, effect or state of facts results from any of the following:

•

changes or conditions generally affecting the industries in which relevant party and its subsidiaries operate, or the economy or the financial or securities markets, in (a) the United States and/or the United Kingdom (with respect to Virgin Media) or (b) the United States and/or any country in which Liberty Global or its subsidiaries operates (with respect to Liberty Global);

•	the outbreak or escalation of war, armed hostilities or acts of terrorism;

•	changes in law or the generally accepted accounting principles of the United States, referred to in this joint proxy statement/prospectus as U.S. GAAP, or the interpretation or enforcement of either;

•

the execution, performance (including the taking of any action required by or the failure to take any action prohibited by the merger agreement) or announcement of the merger agreement (however, this exception does not apply to any representation or warranty to the extent the express purpose of such representation or warranty (or any portion thereof) is to address the consequences resulting from the execution of the merger agreement or the performance by the relevant party of its obligations under the merger agreement);

•

solely with respect to a Virgin Media material adverse effect, fluctuations in the price or trading volume of Virgin Media common stock (however, this exception does not prevent or otherwise affect a determination that any event, change, circumstance, discovery, announcement, occurrence, effect or state of facts underlying such fluctuation (unless otherwise excluded under the other provisions of the definition of a Virgin Media material adverse effect) has resulted in, or contributed to, a Virgin Media material adverse effect); and

•

the failure of the relevant party to meet any published analyst estimates or expectations of revenue, earnings or other financial performance or results of operations for any period or any failure by the relevant party to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (however, this exception does not prevent or otherwise affect a determination that any event, change, circumstance, discovery, announcement, occurrence, effect or state of facts underlying such failure (unless otherwise excluded under the other provisions of the definition of material adverse effect with respect to the relevant party) has resulted in, or contributed to, a material adverse effect with respect to the relevant party);

provided, however, that the impact of any adverse event, change, circumstance, discovery, announcement, occurrence, effect or state of facts described in the first three bullet points above will be included for purposes of determining whether a material adverse effect has occurred or would reasonably be expected to occur if such event, change, circumstance, discovery, announcement, occurrence, effect or state of facts has or would reasonably be expected to have a materially disproportionate adverse effect on the relevant party and its subsidiaries, taken as a whole, as compared to similarly situated companies in the industries in which the relevant party and its subsidiaries operate; or

•

would or would reasonably be expected to prevent or materially delay the ability of (i) Virgin Media to consummate the first VMI merger or any of the other transactions contemplated by the merger agreement, or (ii) Liberty Global, New Liberty Global or the merger subs to consummate the mergers, the New Liberty Global share issuance or any of the other transactions contemplated by the merger agreement.

No Solicitation

No Solicitation

Until the earlier of termination of the merger agreement in accordance with its terms and the effective time of the first VMI merger or the first LGI merger, as applicable, each of Virgin Media and Liberty Global has agreed not to, and to cause its subsidiaries not to, and to instruct its and their respective directors, officers, employees, agents, investment bankers, attorneys, accountants, other advisors and representatives, which we refer to in this joint proxy statement/prospectus collectively as the relevant party’s representatives, not to (and will not authorize or permit any such representatives to), directly or indirectly:

•

solicit, initiate or induce the making, submission or announcement of, or knowingly encourage or facilitate or assist, an offer or proposal for any acquisition transaction (as described below), which we refer to in this joint proxy statement/prospectus as an acquisition proposal;

•

furnish to any person (other than the other party to the merger agreement or any of its designees) any non-public information relating to Virgin Media or Liberty Global, as applicable, or any of such party’s subsidiaries, or afford to any person (other than the other party to the merger agreement or any of its designees) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of Virgin Media or Liberty Global, as applicable, or any of such party’s subsidiaries, in any such case, for the purpose of encouraging or facilitating an acquisition proposal;

•	participate or engage in discussions or negotiations with any person with respect to an acquisition proposal;

•	approve, endorse or recommend an acquisition proposal; or

•	enter into any letter of intent, memorandum of understanding or other contract contemplating or otherwise relating to an acquisition transaction.

Until the earlier of the termination of the merger agreement in accordance with its terms and the effective time of the first VMI merger or the first LGI merger, as applicable, each of Virgin Media and Liberty Global has agreed to, and to cause its subsidiaries and its and their respective representatives to, immediately cease or cause to be terminated any activities that would be a violation of the above restrictions that were conducted prior to the date of the merger agreement by such party or its representatives with respect to any acquisition proposal and request the return or destruction of all confidential information previously provided to any person (other than the other party to the merger agreement or any of its designees) in connection therewith by or on behalf of the relevant party or any of its subsidiaries.

For purposes of the merger agreement the term “acquisition transaction” means any transaction or series of related transactions (other than the transaction contemplated by the merger agreement) involving:

•

the purchase or other acquisition from the relevant party by any person or group of persons, directly or indirectly, of more than 20% of the relevant party’s common stock (or of any other class of equity or voting securities of the relevant party outstanding as of the consummation of such purchase or other acquisition);

•

any tender offer or exchange offer by any person or group of persons that, if consummated in accordance with its terms, would result in such person or group of persons beneficially owning, directly or indirectly, more than 20% of the relevant party’s common stock (or of any other class of equity or voting securities of the relevant party outstanding as of the consummation of such tender or exchange offer);

•

a merger, consolidation, business combination, joint venture, recapitalization, liquidation, dissolution or other winding up or other similar transaction involving the relevant party pursuant to which persons other than stockholders of the relevant party immediately preceding such transaction would hold more than 20% of the equity interests (or more than 20% of the voting equity interests (measured on a voting basis)) in the surviving or resulting entity of such transaction; or

•

any direct or indirect sale, transfer, acquisition or disposition of more than 20% of the assets of the relevant party and its subsidiaries (including equity interests in such subsidiaries), taken as a whole (measured by the fair market value thereof).

The merger agreement provides further that, notwithstanding the restrictions described above, if either Virgin Media or Liberty Global, as applicable, receives an unsolicited written acquisition proposal from any person or group of persons at any time prior to the receipt of the approval(s) of such party’s stockholders required to complete the mergers, such party may engage in negotiations and provide confidential information in response to an unsolicited written acquisition proposal which such party’s board of directors determines in good faith (after consultation with its financial advisors and legal counsel) constitutes or could reasonably be expected to lead to a superior proposal (as described below); provided, however, that (i) such party must promptly (but no later than the 1st business day after it receives any acquisition proposal) give the other party written notice of the identity of such person and the material terms of such acquisition proposal, and keep the other party promptly advised of all amendments and proposed amendments to any material terms of such proposal; (ii) prior to providing any non-public information relating to such party or any of its subsidiaries, such party enters into a confidentiality agreement with any such person containing restrictions no less favorable to such party than, and otherwise substantially similar to, the restrictions set forth in the disclosure letter of such party, and that does not prohibit compliance by such party with any of its obligations under the merger agreement; and (iii) reasonably contemporaneously with furnishing any non-public information to such person, such party furnishes such non-public information to the other party to the extent such information has not been previously furnished by such party to the other party.

For purposes of the merger agreement the term “superior proposal” means any bona fide written acquisition proposal for an acquisition transaction with respect to the relevant party on terms that such party’s board of directors determines in good faith (after consultation with its financial advisors and legal counsel) would be, taking into account all reasonably available legal, financial and regulatory aspects of such acquisition proposal and the timing and likelihood of consummation of such acquisition proposal, more favorable to the stockholders of such party (in their capacity as such), from a financial point of view, than the transactions contemplated by the merger agreement (taking into account any offers of changes to the terms of the merger agreement proposed by the other party in response to such offer or otherwise); provided, however, that, for purposes of the definition of “superior proposal”, all references to 20% percent in the definition of acquisition transaction are deemed to refer to 50%.

Virgin Media Board Recommendation Change

The merger agreement provides that neither the Virgin Media board of directors nor any committee thereof will (a) withhold, withdraw, amend or modify in a manner adverse to Liberty Global, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Liberty Global, the Virgin Media board of directors’ recommendation to the Virgin Media stockholders to approve the adoption of the merger agreement, which we refer to in this joint proxy statement/prospectus as a Virgin Media board recommendation change, or (b) enter into (or allow Virgin Media or any of its subsidiaries to enter into) an agreement (other than a confidentiality agreement as described above) relating to a transaction contemplated by an acquisition proposal.

The merger agreement provides further that, notwithstanding the above described restrictions, at any time prior to receipt of the Virgin Media stockholder approval, if the Virgin Media board of directors receives an unsolicited acquisition proposal, the Virgin Media board of directors may (i) effect a Virgin Media board recommendation change or (ii) solely with respect to an acquisition proposal received from a person or group of persons within 30 business days of the date of the merger agreement that the Virgin Media board of directors believes in good faith constitutes or is reasonably expected to lead to a superior proposal, which person or group of persons we refer to in this joint proxy statement/prospectus as an excluded person, enter into an agreement providing for a transaction contemplated by such acquisition proposal if, in each case:

•	the Virgin Media board of directors determines in good faith (after consultation with its financial advisors and legal counsel) that such acquisition proposal constitutes a superior proposal;

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the Virgin Media board of directors determines in good faith (after consultation with its legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable law;

•	Virgin Media provides Liberty Global at least five business days’ prior written notice that it intends to take such action, which notice shall include a copy of such superior proposal;

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during the five business day period following delivery of the above described notice and if requested by Liberty Global, Virgin Media and Liberty Global negotiate in good faith with respect to any proposed modifications to the terms and conditions of the merger agreement;

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in the event Liberty Global delivers to Virgin Media a written, binding and irrevocable offer capable of being accepted by Virgin Media to alter the terms or conditions of the merger agreement during such five business day period (or any subsequent three business day period as described below), the Virgin Media board of directors determines in good faith (after consultation with its financial advisors and legal counsel), after considering the terms of such offer by Liberty Global, that the superior proposal giving rise to such notice continues to be a superior proposal; and

•

solely in the case of clause (ii) above, Virgin Media concurrently terminates the merger agreement in accordance with terms of the merger agreement and pays Liberty Global a $235 million termination fee. For a more complete description, see “—Termination of the Merger Agreement” and “—Payment of Certain Fees and Expenses—Payment of Termination Fee”.

In the case that any amendment is made to the financial or other material terms of any such acquisition proposal, Virgin Media will deliver a new notice to Liberty Global and will comply with the above described negotiation obligations with respect to such new notice; provided, however, that the notice period and the period during which Virgin Media is required to negotiate in good faith with Liberty Global regarding any revisions to the terms of the transactions contemplated by the merger agreement will expire on the later to occur of three business days after Virgin Media provides such new notice and the end of the original five business day period described above.

The merger agreement also provides that, at any time prior to receipt of the Virgin Media stockholder approval, the Virgin Media board of directors may effect a Virgin Media board recommendation change if (A) there has been any material event, development, circumstance, occurrence or change in circumstances or facts which first occurred (or of which the Virgin Media board of directors first became aware) after the date of the merger agreement, which was not reasonably foreseeable by the Virgin Media board of directors or (B) on the 15th trading day prior to the date of the Virgin Media special meeting, the Virgin Media board of directors deliver a notice that there has been a Liberty Global stock event (as described below) and, in either case described in clause (A) or clause (B):

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the Virgin Media board of directors determines in good faith (after consultation with its legal counsel) that the failure to effect such Virgin Media board recommendation change would be inconsistent with its fiduciary duties under applicable law,

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Virgin Media provides Liberty Global with at least five business days prior written notice that it intends to take such action (such notice to include in reasonable detail the reasons underlying the Virgin Media board recommendation change);

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during the five business day period following delivery of the above described notice and if requested by Liberty Global, Virgin Media and Liberty Global negotiate in good faith with respect to any proposed modifications to the terms and conditions of the merger agreement; and

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in the case of a Virgin Media board recommendation change described in clause (A) and only if Liberty Global delivers to Virgin Media a written, binding and irrevocable offer capable of being accepted by Virgin Media to alter the terms or conditions of the merger agreement during such five business day period, the Virgin Media board of directors determines in good faith (after consultation with its legal counsel), after considering the terms of such offer by Liberty Global, that the failure to make such Virgin Media board recommendation change would be inconsistent with its fiduciary duties under applicable law.

The Virgin Media board of directors may only exercise its right to change its recommendation in connection with a Liberty Global stock event on one occasion.

For purposes of the merger agreement the term “Liberty Global stock event” means that the price of Liberty Global’s stock (calculated as the sum of (x) 0.573 multiplied by the closing price of the LGI series A stock and (y) 0.427 multiplied by the closing price of the LGI series C stock, and averaged over a period of ten consecutive trading days immediately preceding the 15th trading day prior to the date of the Virgin Media special meeting) (i) is lower than $52.05 and (ii) has declined (as measured against a reference price of $65.06) by an amount that is 20% more than any decline of an index of ten specified companies (which includes Liberty Global).

The merger agreement does not prohibit the Virgin Media board of directors from (a) taking and disclosing to the Virgin Media stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act or (b) making any disclosure to the Virgin Media stockholders that Virgin Media determines in good faith (after consultation with legal counsel) that the failure to make such disclosure would be inconsistent with its fiduciary duties to the Virgin Media stockholders under applicable law or a breach of the disclosure obligations of Virgin Media under applicable law or Nasdaq or London Stock Exchange rules. However, that Virgin Media and the Virgin Media board of directors (including any committee thereof) will not (i) recommend that the Virgin Media stockholders tender their shares of Virgin Media common stock in connection with any such tender or exchange offer (or otherwise approve or recommend any acquisition proposal) or (ii) withdraw or modify the Virgin Media board recommendation in a manner materially adverse to Liberty Global, unless the requirements described in this “Virgin Media Board Recommendation Change” section have been satisfied. Any communication by Virgin Media which expressly continues to recommend the first VMI merger will not be deemed to be a Virgin Media board recommendation change.

The merger agreement provides that if there is a Virgin Media board recommendation change and/or Liberty Global takes any action to increase the VMI merger consideration, and the Virgin Media special meeting is scheduled to be held less than ten business days following such event, then Virgin Media and the Virgin Media board of directors may postpone the Virgin Media special meeting to such tenth business day (or such later date as may be required by applicable law or the SEC) and if the outside date, as more fully described in “—Termination of the Merger Agreement”, would otherwise occur before the third business day following the Virgin Media special meeting (as such meeting has been postponed as described in this paragraph), then the outside date will be extended until such third business day following the date of the postponed Virgin Media special meeting.

Liberty Global Board Recommendation Change

The merger agreement provides that neither the Liberty Global board of directors nor any committee thereof will (a) withhold, withdraw, amend or modify in a manner adverse to Virgin Media, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Virgin Media, the Liberty Global board of directors’ recommendation to the Liberty Global stockholders to approve the New Liberty Global share issuance and the adoption of the merger agreement, which we refer to in this joint proxy statement/prospectus as a Liberty Global board recommendation change, or (b) enter into an agreement (other than a confidentiality agreement as described above) relating to a transaction contemplated by an acquisition proposal.

The merger agreement provides further that, notwithstanding the above described restrictions, at any time prior to receipt of the Liberty Global stockholder approvals, if the Liberty Global board of directors receives an unsolicited acquisition proposal, the Liberty Global board of directors may (i) effect a Liberty Global board recommendation change or (ii) enter into an agreement providing for a transaction contemplated by such acquisition proposal if, in each case:

•	the Liberty Global board of directors determines in good faith (after consultation with its financial advisors and legal counsel) that such acquisition proposal constitutes a superior proposal;

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the Liberty Global board of directors determines in good faith (after consultation with its legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable law;

•	Liberty Global provides Virgin Media at least five business days’ prior written notice that it intends to take such action; and

•

solely in the case of clause (ii) above, Liberty Global concurrently terminates the merger agreement in accordance with the terms of the merger agreement and pays Virgin Media a $470 million termination fee. For a more complete description, see “—Termination of the Merger Agreement” and “—Payment of Certain Fees and Expenses—Payment of Termination Fee”.

The merger agreement also provides that, at any time prior to receipt of the Liberty Global stockholder approvals, the Liberty Global board of directors may effect a Liberty Global board recommendation change if there has been any material event, development, circumstance, occurrence or change in circumstances or facts which first occurred (or of which the Liberty Global board of directors first became aware) after the date of the merger agreement, which was not reasonably foreseeable by the Liberty Global board of directors and (A) the

Liberty Global board of directors determines in good faith (after consultation with its legal counsel) that the failure to effect such Liberty Global board recommendation change would be inconsistent with its fiduciary duties under applicable law and (B) Liberty Global provides Virgin Media with at least five business days prior written notice that it intends to take such action (such notice to include in reasonable detail the reasons underlying the Liberty Global board recommendation change).

The merger agreement does not prohibit the Liberty Global board of directors from (a) taking and disclosing to the Liberty Global stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act or (b) making any disclosure to the Liberty Global stockholders that Liberty Global determines in good faith (after consultation with legal counsel) that the failure to make such disclosure would be inconsistent with its fiduciary duties to the Liberty Global stockholders under applicable law or a breach of the disclosure obligations of Liberty Global under applicable law or Nasdaq rules. However, Liberty Global and the Liberty Global board of directors (including any committee thereof) will not (i) recommend that the Liberty Global stockholders tender their shares of Liberty Global common stock in connection with any such tender or exchange offer (or otherwise approve or recommend any acquisition proposal) or (ii) withdraw or modify the Liberty Global board recommendation in a manner materially adverse to Virgin Media, unless the requirements described in this “Liberty Global Board Recommendation Change” section have been satisfied. Any communication by Liberty Global which expressly continues to recommend the first LGI merger will not be deemed to be a Liberty Global board recommendation change.

The merger agreement provides that if there is a Liberty Global board recommendation change, and the Liberty Global special meeting is scheduled to be held less than ten business days following such event, then Liberty Global may postpone the Liberty Global special meeting to such tenth business day (or such later date as may be required by applicable law or the SEC) and if the outside date, as more fully described in “—Termination of the Merger Agreement”, would otherwise occur before the third business day following the Liberty Global special meeting (as such meeting has been postponed as described in this paragraph), then the outside date will be extended until such third business day following the date of the postponed Liberty Global special meeting.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the earlier of the effective time of the first VMI merger and the effective time of the first LGI merger, even if the adoption of the merger agreement has been approved by the Virgin Media stockholders, the Liberty Global stockholders or both:

•	by mutual written consent of Liberty Global and Virgin Media.

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by either Liberty Global or Virgin Media, if the mergers have not occurred by October 5, 2013, which we refer to in this joint proxy statement/prospectus as the initial outside date and, as it may be extended from time to time as described below, the outside date. However, if at any time prior to the initial outside date (i) the European Commission refers the review of the mergers to one or more national competition authorities under Article 9 of the EU Council Regulation 139/2004, as amended, or (ii) the European Commission opens a “Phase II” investigation, or (iii) the U.K. Secretary of State issues a European intervention notice, (A) Liberty Global may, by written notice to Virgin Media from time to time, extend the outside date, but not beyond January 5, 2014 and (B) Virgin Media may, by written notice to Liberty Global from time to time, extend the outside date, but not beyond November 5, 2013. This termination right is not available to any party whose breach of any provision of the merger agreement or failure to fulfill in any material respect any of such party’s obligations under the merger agreement was the principal cause for the failure of the mergers to be consummated by the outside date. In certain circumstances in which either the Virgin Media special meeting or the Liberty Global special meeting is postponed in accordance with the terms of the merger agreement, the outside date may also be extended until the third business day following the date of such postponed Virgin Media special meeting or Liberty Global special meeting, as more fully described in “—No Solicitation—Virgin Media Board Recommendation Change”, “—No Solicitation—Liberty Global Board Recommendation Change” and “—Additional Terms—Stockholder Meetings”.

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by either Liberty Global or Virgin Media, if any court of competent jurisdiction or any governmental entity has issued an order or taken any other action prohibiting the consummation of any of the transactions contemplated by the merger agreement and that order or other action has become final and non-appealable, or any governmental entity shall have finally and non-appealably declined to grant any approval which is a closing condition of the merger agreement. This termination right is not available to any party whose breach of any provision of the merger agreement or failure to fulfill in any material respect any of such party’s obligations under the merger agreement was the principal cause for such action.

•	by either Liberty Global or Virgin Media, if the merger agreement has not been adopted by the Virgin Media stockholders at the Virgin Media special meeting.

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by either Liberty Global or Virgin Media, if the Liberty Global stockholders have not approved the New Liberty Global share issuance or adopted the merger agreement at the Liberty Global special meeting.

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by Liberty Global, if Virgin Media breaches or fails to perform any covenant or agreement contained in the merger agreement, or if any representation or warranty of Virgin Media was untrue as of the date of the merger agreement or which has thereafter become untrue, which breach or failure to perform or to be or remain true, either individually or in the aggregate, if occurring or continuing at the closing (i) would give rise to the failure of a condition to completion of the mergers regarding the accuracy of Virgin Media’s representations and warranties or its compliance with its covenants under the merger agreement, subject to certain materiality or material adverse effect qualifications as described above under “—Conditions to the Completion of the Mergers—Conditions to the Obligation of Liberty Global, New Liberty Global and the Merger Subs to Complete the Mergers” and (ii) cannot be cured or has not been cured by the earlier of the outside date (as it may be extended) and 30 days after giving written notice to Virgin Media of such breach or failure. This termination right is not available to Liberty Global if, at the time of delivery of the written notice, Liberty Global, New Liberty Global, or any of the merger subs has materially breached or failed to perform their covenants or agreements contained in the merger agreement, or if any of their representations or warranties was untrue as of the date of the merger agreement or has thereafter become untrue, and such breach or failure would give rise to the failure of a condition to completion of the mergers regarding the accuracy of Liberty Global’s representations and warranties or its compliance with its covenants under the merger agreement.

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by Liberty Global, if the Virgin Media board of directors fails to include in this joint proxy statement/prospectus its recommendation to the Virgin Media stockholders in favor of the adoption of the merger agreement or the Virgin Media board of directors has effected a Virgin Media board recommendation change (in each case, other than following a Liberty Global stock event).

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by Liberty Global, on or after the 11th business day after the date the Virgin Media board of directors shall have effected a Virgin Media board recommendation change following or relating to a Liberty Global stock event, so long as the Virgin Media stockholder approval has not been obtained prior to such 11th business day.

•	by Liberty Global, if the Liberty Global board of directors approves, and authorizes Liberty Global to enter into, a definitive agreement providing for the implementation of a superior proposal for

Liberty Global, but only so long as (i) the required approval of the Liberty Global stockholders has not yet been obtained and (ii) concurrently with the termination, Liberty Global pays Virgin Media a $470 million termination fee as more fully described in “—Payment of Certain Fees and Expenses—Payment of Termination Fee”.

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by Virgin Media, if Liberty Global, New Liberty Global or any of the merger subs breaches or fails to perform any covenant or agreement contained in the merger agreement, or if any representation or warranty of Liberty Global, New Liberty Global or any of the merger subs was untrue as of the date of the merger agreement or which has thereafter become untrue, which breach or failure to perform or to be or remain true, either individually or in the aggregate, if occurring or continuing at the closing (i) would give rise to the failure of a condition to completion of the mergers regarding the accuracy of Liberty Global’s representations and warranties or its compliance with its covenants under the merger agreement, subject to certain materiality or material adverse effect qualifications as described above under “—Conditions to the Completion of the Mergers—Conditions to Virgin Media’s Obligations to Complete the Mergers” and (ii) cannot be cured or has not been cured by the earlier of the outside date (as it may be extended) and 30 days after giving written notice to Liberty Global of such breach or failure. This termination right is not available to Virgin Media if, at the time of delivery of the written notice, Virgin Media has materially breached or failed to perform its covenants or agreements contained in the merger agreement, or if any of its representations or warranties was untrue as of the date of the merger agreement or has thereafter become untrue, and such breach or failure would give rise to the failure of a condition to completion of the mergers regarding the accuracy of Virgin Media’s representations and warranties or its compliance with its covenants under the merger agreement.

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by Virgin Media, if the Liberty Global board of directors fails to include in this joint proxy statement/prospectus its recommendation to the Liberty Global stockholders in favor of the New Liberty Global share issuance and the adoption of the merger agreement or the Liberty Global board of directors has effected a Liberty Global board recommendation change.

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by Virgin Media, if the Virgin Media board of directors approves, and authorizes Virgin Media to enter into, a definitive agreement providing for the implementation of a superior proposal for Virgin Media with an excluded person, but only so long as (i) the required approval of the Virgin Media stockholders has not yet been obtained and (ii) concurrently with the termination, Virgin Media pays Liberty Global a $235 million termination fee as more fully described in “—Payment of Certain Fees and Expenses—Payment of Termination Fee”.

Payment of Certain Fees and Expenses

General

The merger agreement provides that each party will pay its own fees and expenses in connection with the merger agreement, the mergers and the other transactions contemplated by the merger agreement whether or not the mergers are consummated.

Payment of Termination Fee

Virgin Media is required to pay Liberty Global a termination fee equal to:

•	$235 million in the event that Virgin Media terminates the merger agreement and enters into an agreement with an excluded person for the implementation of a superior proposal.

•	Except as provided in the immediately following bullet, $470 million in the event (i) either Virgin Media or Liberty Global terminates the merger agreement because Virgin Media’s stockholders fail to approve the adoption of the merger agreement at the Virgin Media special meeting, (ii) at the time of such meeting, an acquisition proposal for Virgin Media is publicly known and not withdrawn, and (iii) within six months after such termination, either Virgin Media enters into a definitive agreement with respect to (and subsequently completes) an acquisition transaction for Virgin Media, or consummates a transaction contemplated by an acquisition proposal for Virgin Media.

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$235 million in the event that all of the circumstances described in the immediately preceding bullet exist, and the acquisition proposal for Virgin Media pending at the time of the termination was submitted by an excluded person.

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$470 million in the event that Liberty Global terminates the merger agreement following (i) the failure of the Virgin Media board of directors to include in this joint proxy statement/prospectus its recommendation to the Virgin Media stockholders in favor of the adoption of the merger agreement or (ii) a Virgin Media board recommendation change (in each case, other than following a Liberty Global stock event).

Liberty Global is required to pay Virgin Media a termination fee equal to:

•	$470 million in the event that Liberty Global terminates the merger agreement and enters into an agreement with a third party providing for the implementation of a superior proposal.

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$470 million in the event that Virgin Media terminates the merger agreement following (i) the failure of the Liberty Global board of directors to include in this joint proxy statement/prospectus its recommendation to the Liberty Global stockholders in favor of the New Liberty Global share issuance and the adoption of the merger agreement or (ii) a Liberty Global board recommendation change.

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$470 million in the event that (i) either Virgin Media or Liberty Global terminates the merger agreement because Liberty Global’s stockholders fail to approve either the New Liberty Global share issuance or the adoption of the merger agreement at the Liberty Global special meeting, (ii) at the time of such meeting, an acquisition proposal for Liberty Global is publicly known and not withdrawn, and (iii) within six months after such termination, either Liberty Global enters into a definitive agreement with respect to (and subsequently completes) an acquisition transaction for Liberty Global, or consummates a transaction contemplated by an acquisition proposal for Liberty Global.

For purposes of the termination fees, all references to 20% in the definition of acquisition proposal will be deemed a reference to 50%. For the avoidance of doubt, neither party shall be required to pay a termination fee on more than one occasion.

Payment of Certain Expenses

Virgin Media must pay Liberty Global for up to $35 million of Liberty Global’s out-of-pocket expenses in connection with the transactions contemplated by the merger agreement in the event that the merger agreement is terminated because the Virgin Media stockholder approval was not obtained so long as the failure to obtain the Virgin Media stockholder approval did not follow a Virgin Media board recommendation change relating to a Liberty Global stock event.

Liberty Global must pay Virgin Media for up to $35 million of Virgin Media’s out-of-pocket expenses in connection with the transactions contemplated by the merger agreement in the event that merger agreement is terminated because the Liberty Global stockholder approval was not obtained.

Neither party shall be required to pay any expenses if such party is required to pay or has paid a termination fee, and in the event that a termination fee becomes payable following the payment of expenses to the other party, the termination fee that is payable shall be reduced by the amount of any expenses previously paid.

For the avoidance of doubt, no provisions of the merger agreement relieve any party from liability for any willful and material breach of any of its representations, warranties, covenants or agreements set forth in the merger agreement.

Conduct of Business Pending the Mergers

Conduct of Business by Virgin Media

Under the merger agreement, Virgin Media has agreed that, during the period from the date of the merger agreement to the earlier of the effective time of the first VMI merger and the termination of the merger agreement in accordance with its terms, except with the prior written consent of Liberty Global, each of Virgin Media and its subsidiaries will (i) maintain its existence in good standing, (ii) use its reasonable best efforts to in all material respects, (A) carry on its business in the ordinary course consistent with past practice, (B) preserve intact the material components of its business organization, (C) keep available the services of its current officers and employees who are integral to the ordinary course operation of its business, (D) preserve its goodwill and relationships with customers, suppliers, licensors, licensees, distributors and others having material business dealings with Virgin Media, and (E) maintain its existing (or reasonably comparable) insurance coverage, and (iii) comply in all material respects with all applicable laws wherever its business is conducted.

Virgin Media has also agreed that, during that period, subject to certain exceptions, without the prior written consent of Liberty Global, it will not and will not permit any of its subsidiaries to:

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(A) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, except for dividends or distributions by a wholly owned subsidiary of Virgin Media to Virgin Media or another wholly owned subsidiary and except that Virgin Media may declare, set a record date with respect to and pay a quarterly cash dividend of no more than $0.04 per share of Virgin Media common stock consistent with past practice, including with respect to timing of the applicable record and payment dates (provided that Virgin Media may accelerate the quarterly dividend for the quarter in which the mergers will occur), (B) purchase, redeem or otherwise acquire shares of capital stock or other equity interests or rights of Virgin Media or its subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests or rights, other than the acquisition of shares of capital stock or other equity interests or rights of a wholly owned subsidiary of Virgin Media from Virgin Media or any other wholly owned subsidiary of Virgin Media, other than the acquisition of Virgin Media common stock upon the exercise or settlement of outstanding stock options, restricted stock units or other performance awards under the Virgin Media equity plans or (C) split, combine, reclassify or otherwise amend the terms of any of the capital stock of Virgin Media or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of Virgin Media, other than the issuance of shares of Virgin Media common stock upon the exercise or settlement of outstanding stock options, restricted stock units and other performance awards under the Virgin Media equity plans in accordance with their terms;

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issue, deliver, sell, grant, pledge or otherwise encumber or subject to any lien any shares of its capital stock or other equity interests or, except as otherwise permitted pursuant to the merger agreement, any securities convertible into, or exchangeable for or exercisable for any such shares or other equity interests, or any rights, warrants or options to acquire, any such shares or other equity interests, or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock of Virgin Media on a deferred basis or other rights linked to the value of shares of Virgin Media common stock, other than pursuant to certain specified contracts (other than by a wholly owned subsidiary of Virgin Media to Virgin Media or any other wholly owned subsidiary of Virgin Media and other than the issuance of shares of Virgin Media common stock upon the exercise or settlement of outstanding stock options, restricted stock units or performance awards under the benefit plans in accordance with their terms);

•	amend or otherwise change, or authorize or propose to amend or otherwise change, its certificate of incorporation or bylaws (or similar organizational documents);

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directly or indirectly acquire or agree to acquire (A) by merging or consolidating with, purchasing a substantial equity interest in or a substantial portion of the assets of, or making a substantial investment in or a substantial loan or capital contribution to, any corporation, partnership, association or other business organization or division thereof or (B) any assets that are otherwise material to Virgin Media and its subsidiaries, taken as a whole;

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directly or indirectly sell, sell and leaseback, abandon, mortgage or subject to any lien or otherwise dispose in whole or in part of any of its material properties, material assets or material rights (other than granting rights to network assets in the ordinary course of business consistent with past practice) or any interest therein, except sales of inventory or obsolete assets in the ordinary course of business consistent with past practice;

•	directly or indirectly wholesale, lease or license any of its material properties, material assets or material network assets except in the ordinary course of business consistent with past practice;

•	adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

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(A) incur, create, assume or otherwise become liable for, or repay or prepay, any indebtedness or amend, modify or refinance any indebtedness other than (1) borrowings and re-borrowings under existing revolving credit facilities in the ordinary course of business and (2) other indebtedness (not subject to any pre-payment penalty or breakage costs), in an aggregate amount not in excess of $50,000,000 or (B) make any loans, advances or capital contributions to, or investments in, any other person, other than Virgin Media or any wholly owned subsidiary of Virgin Media;

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incur any capital expenditure, except that Virgin Media and its subsidiaries may make capital expenditures: (A) that, in the aggregate, do not exceed the aggregate amount set forth in Virgin Media’s annual capital expenditure budget made available to Liberty Global prior to the date of the merger agreement; or (B) when added to all other capital expenditures made on behalf of Virgin Media and its subsidiaries since the date of the merger agreement but not provided for in such capital expenditure budget, do not exceed $25,000,000 in the aggregate;

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other than in the ordinary course of business consistent with past practice and with respect to certain material contracts relating to programming with a value of less than $25,000,000 (over its entire term) or certain other material contracts with a value of less than $50,000,000 (over its entire term), (A) modify, amend, terminate, cancel or extend certain material contracts (other than upon a material breach thereof by the counterparty thereto or upon expiration thereof in accordance with its terms), or (B) enter into certain material contracts or agreements;

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commence any material action or proceeding other than (A) an action or proceeding as a result of an action or proceeding commenced against Virgin Media or any of its subsidiaries, (B) in cases where Virgin Media determines in good faith that the failure to commence suit would result in an impairment of its business operations, (C) in connection with a breach or potential breach of the merger agreement or the support agreement, or (D) in support of the merger agreement, the support agreement and the transactions contemplated by the merger agreement and the support agreement or to enforce or exercise its rights under the merger agreement and the support agreement;

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compromise, settle or agree to settle (A) any action or proceeding relating to the mergers or the other transactions contemplated by the merger agreement or (B) any other material action or proceeding other than compromises, settlements or agreements for amounts less than $10,000,000 individually or $25,000,000 in the aggregate which would not materially affect Virgin Media or its affiliates after the effective time of the first VMI merger;

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except as required by U.S. GAAP, SEC rules and regulations or applicable law, change its financial accounting principles that materially affect the reported consolidated assets, liabilities or results of operations of Virgin Media;

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except for certain specified exceptions, (A) settle or compromise any liability for taxes, (B) amend any tax return, (C) enter into any contract with, or request any ruling from, any governmental entity relating to taxes, (D) make, change or revoke any tax election, (E) change any position on a previously filed tax return, (F) extend or waive any statute of limitations with respect to taxes, or (G) surrender any claim for a refund or offset of taxes, in each case, with respect to taxes or tax returns in which the tax amount involved is more than £2,500,000;

•	enter into certain related party contracts or transactions other than renewals or extensions of existing contracts on substantially similar terms or otherwise in the ordinary course of business;

•

(A) with respect to any current or former director, officer or employee other than officers that are subject to reporting under Section 16 of the Exchange Act, (i) grant any material increase in compensation, bonus or other benefits, or a material grant of any type of compensation or benefits to any current or former director, officer or employee not previously receiving or entitled to receive such type of compensation or benefit, or pay any bonus of any kind or amount except for annual merit increases in base compensation in the ordinary course consistent with past practice, as required to comply with any contract or Virgin Media compensation or benefits plan or arrangement in effect on the date of the merger agreement or in connection with a promotion in the ordinary course consistent with past practice, and pay annual bonus amounts earned and determined to be payable by the Virgin Media board of directors in respect of the performance period ending December 31, 2012 in a manner consistent with plan terms and the past practices as determined by the compensation committee of Virgin Media at its meeting on January 25, 2013 and previously disclosed to Liberty Global, (ii) grant or pay any severance, change in control or termination pay, or modifications thereto or increases therein except as required to comply with any contract or Virgin Media compensation or benefits plan or arrangement in effect on the date of the merger agreement or to provide severance or termination pay in ordinary course consistent with past practice for non-directors and employees who are not officers, (iii) pay any benefit or grant or amend any award (including in respect of stock options, stock appreciation rights, performance units, restricted stock or other stock-based or stock-related awards or the removal or modification of any restrictions in any Virgin Media compensation or benefits plan or arrangement or awards made thereunder) except with respect to the vesting or settlement of any award of restricted stock units or performance shares pursuant to Virgin Media’s 2010-2012 long-term incentive plan program in the ordinary course consistent with past practice in accordance with the terms of the merger agreement, or as required to comply with any applicable law or any contract or Virgin Media compensation or benefits plan or arrangement in effect as of the date of the merger agreement, (iv) adopt or enter into any collective bargaining or other labor union agreement with any employee representative body, (v) take any action to accelerate the vesting, funding or payment of any compensation or benefit under any Virgin Media compensation or benefits plan or arrangement or other contract except as required to comply with the terms thereof or (vi) adopt any new employee benefit or compensation plan or arrangement or amend, modify or terminate any existing Virgin Media compensation or benefits plan or arrangement (other than to comply with applicable law in relation to the auto-enrollment of eligible employees and contractors in a Virgin Media pension plan), other than as required by applicable law; and (B) with respect to officers that are subject to reporting under Section 16 of the Exchange Act, amend the terms and conditions of employment, increase their compensation or increase the level or otherwise vary the employee benefits except (i) where an amendment is made in respect of employees generally under a broad-based employee welfare or pension plan, and (ii) otherwise permitted under the merger agreement;

•	enter into any employment, consulting or other agreement with any individual for a base salary in excess of £175,000, or give notice of termination of the employment of anyone earning the same;

•

enter into any transaction which would be reasonably expected to prevent or materially delay the receipt of any approval or clearance required in connection with the mergers and the other transactions contemplated by the merger agreement; and

•	authorize or permit any of, or commit, resolve or agree to take any of, the foregoing actions.

Conduct of Business by Liberty Global

Under the merger agreement, Liberty Global has agreed that, during the period from the date of the merger agreement to the earlier of the effective time of the first LGI merger and the termination of the merger agreement in accordance with its terms, except with the prior written consent of Virgin Media, Liberty Global will (i) maintain its existence in good standing, (ii) use its reasonable best efforts to in all material respects, (A) carry on its business in the ordinary course consistent with past practice, (B) preserve intact the material components of its business organization, (C) keep available the services of its current officers and employees who are integral to the ordinary course operation of its business, (D) preserve its goodwill and relationships with customers, suppliers, licensors, licensees, distributors and others having material business dealings with Liberty Global, and (E) maintain its existing (or reasonably comparable) insurance coverage, and (iii) comply in all material respects with all applicable laws wherever its business is conducted.

Liberty Global has also agreed that, during that period, subject to certain exceptions, without the prior written consent of Virgin Media, it will not:

•

except to the extent not adversely affecting Virgin Media’s stockholders as compared to Liberty Global’s stockholders and providing the same benefits to Virgin Media’s stockholders at the time of the closing as if such stockholders had owned New Liberty Global shares at the relevant time: (A) set aside or pay any dividends on, or make any other distributions in respect of, any capital stock of Liberty Global, or (B) split, combine, reclassify or otherwise amend the terms of any of the capital stock of Liberty Global;

•

issue or grant, or authorize the issuance or grant of, any shares of any class of capital stock of Liberty Global (or any securities convertible into, or exchangeable or exercisable for, any such shares) with an aggregate value in excess of $3,000,000,000 except upon the exercise of options, warrants, convertible securities or other rights of any kind to acquire any capital stock of Liberty Global which were issued with an exercise or conversion price of not less than the market price at the time of issuance, except for issuances of Liberty Global common stock, restricted stock units, stock appreciation units, options or rights as part of normal employee compensation in the ordinary course of business;

•

other than in connection with the re-registering of New Liberty Global as a public limited company under the U.K. Companies Act 2006 or any other transaction expressly contemplated by the merger agreement, amend or otherwise change, or authorize or propose to amend or otherwise change, the certificate of incorporation or bylaws (or similar organizational documents) of Liberty Global, New Liberty Global or any of the merger subs;

•

enter into any transaction which would be reasonably expected to prevent or materially delay the receipt of any approval or clearance required in connection with the mergers and the other transactions contemplated by the merger agreement;

•

acquire or divest or agree to acquire or divest, directly or indirectly, any businesses or assets (or interest therein), whether pursuant to a merger, consolidation, acquisition of equity or assets or otherwise, in any case, with an aggregate value in excess of $5,000,000,000 in any single transaction or series of related transactions;

•	adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Liberty Global;

•

except as required by U.S. GAAP, SEC rules and regulations or applicable law, change its financial accounting principles that materially affect the reported consolidated assets, liabilities or results of operations of Liberty Global;

•	enter into certain related party contracts or transactions other than in accordance with Liberty Global’s corporate governance guidelines; and

•	authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

Representations and Warranties

The merger agreement contains customary representations and warranties relating to, among other things:

•	corporate organization and similar corporate matters of Liberty Global, New Liberty Global, Virgin Media and the respective subsidiaries of Liberty Global and Virgin Media;

•	subsidiaries of Liberty Global and subsidiaries of Virgin Media;

•	capital structure of Liberty Global, New Liberty Global, Virgin Media and each of the merger subs;

•

authorization, execution, delivery, performance and enforceability of, and required consents, approvals and authorizations of governmental entities relating to, the merger agreement and related matters of Liberty Global, New Liberty Global, Virgin Media and each of the merger subs;

•

approval of the merger agreement by Liberty Global, New Liberty Global, Virgin Media and each of the merger subs and the required stockholder vote of Liberty Global, the required shareholder vote of New Liberty Global and the required stockholder vote of Virgin Media, respectively;

•	documents filed by each of Liberty Global and Virgin Media and certain of their subsidiaries with the SEC or other government entities and the accuracy of information contained in those documents;

•	absence of undisclosed liabilities of Liberty Global and Virgin Media and their respective subsidiaries;

•	absence of material changes or events concerning Liberty Global and Virgin Media;

•	absence of pending or threatened material litigation of Liberty Global and Virgin Media;

•	compliance with law by, and permits of, Liberty Global and Virgin Media, including environmental laws and permits;

•	matters relating to employee benefit plans for Liberty Global and Virgin Media;

•	labor and employment matters with respect to Liberty Global and Virgin Media;

•	tax matters of Liberty Global and Virgin Media;

•	material contracts of Liberty Global and Virgin Media;

•	real property owned by Liberty Global and Virgin Media;

•	intellectual property owned or licensed by Liberty Global and Virgin Media;

•	insurance policies of Liberty Global and Virgin Media;

•	the stockholder rights plan of Virgin Media;

•	operations of New Liberty Global and each of the merger subs by Liberty Global;

•	the availability of financing by Liberty Global;

•	receipt of fairness opinions by Liberty Global and Virgin Media from their financial advisors; and

•	engagement and payment of fees of brokers, finders and investment bankers of Liberty Global and Virgin Media.

The representations and warranties in the merger agreement were made as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract among New Liberty Global, Liberty Global, Virgin Media and the merger subs and may be subject to important qualifications and limitations agreed by New Liberty Global, Liberty Global, Virgin Media and the merger subs in connection with negotiating the terms of the merger agreement. Additionally, subject to certain exceptions, the representations and warranties contained in the merger agreement are qualified by the information disclosed by Liberty Global or Virgin Media, as applicable, with the SEC on or after January 1, 2012 and publicly available at least five business days prior to the date of the merger agreement, excluding any risk factor disclosure, disclosure of risks in any “forward-looking statements” disclaimer and any other statements that are similarly predictive or forward-looking in nature. Moreover, certain representations and warranties may not be accurate or complete as of any specified date because they are subject to a contractual standard of materiality different from those generally applicable to stockholders and in some cases may be qualified by disclosures made by one party to the other in disclosure schedules delivered by each party to the other, which are not necessarily reflected in the merger agreement or were used for the purpose of allocating risk between Liberty Global and Virgin Media rather than establishing matters as facts. Finally, information concerning the subject matter of the representations and warranties in the merger agreement may have changed since the date of the merger agreement, which may or may not be fully reflected in Liberty Global’s and Virgin Media’s public disclosures. Liberty Global and Virgin

Media will provide additional disclosure in their public reports to the extent that they are aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the merger agreement and will update such disclosure as required by federal securities laws. For the foregoing reasons, you should not rely on the representations and warranties in the merger agreement as statements of factual information.

Additional Terms

Reasonable Best Efforts

Upon the terms and subject to the conditions of the merger agreement, Liberty Global, Virgin Media, New Liberty Global and each of the merger subs have agreed to use their reasonable best efforts to take, or cause to be taken, all actions that are reasonably necessary, proper or advisable to consummate and make effective the mergers, the New Liberty Global share issuance and the other transactions contemplated by the merger agreement as promptly as practicable after the date of the merger agreement, including using reasonable best efforts to:

•	obtain all required consents, approvals or waivers from non-governmental entity third parties;

•

obtain all necessary or advisable actions or non-actions, consents, approvals, waivers, orders and authorizations from governmental entities, make all necessary or advisable registrations, declarations and filings and, subject to certain exceptions, take all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid any action by, any governmental entity in connection with the mergers or any other transaction contemplated by the merger agreement; and

•	execute and deliver any additional instruments necessary to consummate the transactions contemplated by the merger agreement and fully to carry out the purposes of the merger agreement.

The parties have agreed that Liberty Global will have the primary responsibility to liaise with competition authorities in connection with the mergers, but Virgin Media or its counsel will have the opportunity to review in advance submissions, notifications and filings to be submitted to any governmental entity, and Liberty Global will consult with Virgin Media in advance of any meeting with any governmental entity. In addition, to the extent not prohibited by any governmental entity, Liberty Global will give Virgin Media’s counsel an opportunity to attend and observe any meeting with such governmental entity.

Each of the parties has agreed to use its reasonable best efforts to contest and resist any action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by the merger agreement.

The parties have agreed that in no event will any party be required to take, and no party will take, any actions that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of New Liberty Global and its subsidiaries (including the entities surviving the mergers), taken as a whole, after the earlier of the effective time for the first LGI merger or the first VMI merger. For the avoidance of doubt, New Liberty Global, Liberty Global and the merger subs agreed to take any actions necessary or advisable in order to satisfy any objection of any governmental entity or to obtain any consent or waiver of any governmental entity so long as such actions would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of New Liberty Global and its subsidiaries (including the entities surviving the mergers), taken as a whole, following the effective time of the first VMI merger and the effective time of the first LGI merger.

Stockholder Meetings

The merger agreement provides that Liberty Global and Virgin Media will use their reasonable best efforts to hold the Liberty Global special meeting and the Virgin Media special meeting on the same day at the same time as soon as practicable after the date of the merger agreement. However, Virgin Media is not required to hold the Virgin Media special meeting (i) until the fifth business day after the date on which the conditions to the mergers relating to the effectiveness of the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, the approval of the listing of the New Liberty Global shares on Nasdaq and the receipt of approvals from governmental entities relating to antitrust or communications laws have been satisfied or waived, or (ii) until the date as all other conditions to the merger are reasonably capable of being satisfied if any other condition to the merger would not be reasonably capable of being satisfied as of the third business day following the scheduled date for the Virgin Media special meeting.

If Virgin Media adjourns, delays or postpones the Virgin Media special meeting either as described in the immediately preceding paragraph or in certain other circumstances in accordance with the terms of the merger agreement as more fully described in “—No Solicitation—Virgin Media Board Recommendation Change”, then Liberty Global may adjourn, delay or postpone the Liberty Global special meeting to the same date as the Virgin Media special meeting. If Liberty Global adjourns, delays or postpones the Liberty Global special meeting in certain circumstances in accordance with the terms of the merger agreement as more fully described in “—No Solicitation—Liberty Global Board Recommendation Change”, then Virgin Media may adjourn, delay or postpone the Virgin Media special meeting to the same date as the Liberty Global special meeting. If the conditions to the mergers relating to the effectiveness of the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, the approval of the listing of the New Liberty Global shares on Nasdaq and the receipt of approvals from governmental entities relating to antitrust or communications laws have been satisfied or are reasonably capable of being satisfied, and if all other conditions to the mergers are reasonably capable of being satisfied (other than the receipt of approvals from the Liberty Global stockholders and the Virgin Media stockholders), in each case as of the third business day prior to the outside date, then the outside date will be extended to accommodate any adjournment, delay or postponement of the Virgin Media special meeting or the Liberty Global special meeting, as applicable, and an additional three business days.

Employee Benefits and Related Matters

Following the effective time of the first VMI merger, New Liberty Global will honor all existing contractual remuneration commitments of Virgin Media and its subsidiaries. Commencing at the effective time of the first VMI merger and through December 31, 2013, New Liberty Global will provide Virgin Media employees with the same base salaries as provided by Virgin Media, and certain employee benefits (not including benefits under incentive or equity compensation plans or defined benefit pension plans), that are substantially comparable in the aggregate to those provided by Virgin Media immediately prior to the effective time of the first VMI merger.

New Liberty Global will take into account, for purposes of eligibility, vesting, calculation of benefits and benefit accruals, service with Virgin Media by its employees to the same extent that service was credited by Virgin Media (other than for purposes of benefits under a Virgin Media defined benefit pension plan), unless it would result in a duplication of benefits.

With respect to Virgin Media’s annual bonus plan for the performance period beginning January 1, 2013 and ending December 31, 2013, New Liberty Global will maintain and operate the plan through December 31, 2013 and pay bonuses thereunder before March 31, 2014 with reasonable adjustments to the applicable performance conditions as determined by the New Liberty Global board of directors in good faith to reflect the transactions contemplated by the merger agreement. New Liberty Global will also maintain and operate Virgin Media’s commission and local incentive plans in effect for the period beginning January 1, 2013 and ending December 31, 2013, in accordance with their terms and consistent with the past practices of Virgin Media through December 31, 2013.

Indemnification and Insurance

After the effective times of the mergers, the entities surviving the mergers, as successors to Virgin Media and Liberty Global, will jointly and severally, to the fullest extent permitted by law, indemnify, defend, hold harmless and advance expenses to (provided the person to whom expenses are advanced provides an undertaking to repay the advance if it is ultimately determined that such person is not entitled to indemnification), each person who is, or was, a director or officer of Virgin Media, Liberty Global or any of their respective subsidiaries at any time prior to the effective time of the first VMI merger or the first LGI merger, as applicable, and each person who served at the request of Virgin Media, Liberty Global or any of their respective subsidiaries as a director, officer, trustee or fiduciary of another person, which we refer to in this joint proxy statement/prospectus collectively as the indemnified persons, against any costs, expenses, losses, claims, damages or liabilities arising out of their actions or omissions in their capacity as such, whether asserted, commenced or claimed at, prior to or after the effective times of the first VMI merger and the first LGI merger, as applicable.

For six years after the effective times of the mergers, the entities surviving the mergers will maintain in effect Virgin Media’s, Liberty Global’s and each of their respective subsidiaries’ current directors’ and officers’ liability insurance and fiduciary insurance policies covering each person currently covered by such insurance policies for matters occurring prior to the effective time of the first VMI merger and the first LGI merger, as applicable, but such entities may substitute such existing insurance policies with insurance policies containing material terms (including coverage and amount) which are no less favorable in any material respect to such persons than the existing policies as of the date of the merger agreement. The entities surviving the mergers will not be obligated to pay annual premiums in an amount greater than 300% of the annual premiums payable by Virgin Media or Liberty Global, respectively, for such insurance for fiscal year 2012.

The indemnification and insurance rights provided to the indemnified persons under the merger agreement are in addition to any other rights such indemnified person may have under Virgin Media’s restated certificate of incorporation and/or bylaws, Liberty Global’s restated certificate of incorporation and/or bylaws or comparable organizational documents of any subsidiary of Virgin Media or Liberty Global, as applicable, under any contract to which such indemnified person is party and under applicable law.

After the effective time of the first VMI merger, New Liberty Global shall cause the additional New Liberty Global Director (as described in “—Articles of Association of New Liberty Global; Appointment of Additional New Liberty Global Director”) to be covered by New Liberty Global’s directors’ and officers’ liability insurance to the same extent and on the same terms and conditions as such insurance coverage may be provided from time to time for New Liberty Global’s other directors.

After the effective time of the first VMI merger, the certificate of incorporation and bylaws of the entity surviving the VMI mergers and each of its subsidiaries will contain indemnification, exculpation and advancement of expenses provisions to benefit the applicable indemnified persons with respect to all periods through the effective time of the first VMI merger that are at least as favorable to such indemnified persons as those contained in the Virgin Media’s restated certificate of incorporation, bylaws or the comparable organizational documents of such subsidiaries, as applicable, as in effect on the date of the merger agreement.

Existing Convertible Notes

The merger agreement provides that New Liberty Global and Viper Merger Sub 1 (as the entity surviving the VMI mergers):

•

will enter into a supplemental indenture to the indenture for the Virgin Media convertible notes at the effective time of the first VMI merger or at such other time that is permitted under such indenture providing for the conversion and settlement of the Virgin Media convertible notes;

•

will cooperate to provide to The Bank of New York, as trustee of the Virgin Media convertible notes, such officers’ certificates and opinions of counsel, in each case as may be required by the indenture for the Virgin Media convertible notes as a result of the first VMI merger; and

•

timely give all notices required to be given to holders of the Virgin Media convertible notes pursuant to, and otherwise comply in all material respects with the terms of, the indenture for the Virgin Media convertible notes.

The merger agreement provides that between the date of the merger agreement and the closing, Virgin Media will cooperate in exercising its and its subsidiaries’ rights under the capped call transactions related to the Virgin Media convertible notes.

Financing

The merger agreement provides that New Liberty Global, Liberty Global and each of the merger subs will, prior to the closing of the mergers:

•

use their reasonable best efforts to obtain, or cause to be obtained, the proceeds of the debt financing on the terms and conditions described in the financing agreements, including maintaining in effect the financing agreements, satisfying on a timely basis all conditions in the financing agreements, the satisfaction of which are within the control of Liberty Global, New Liberty Global or any of the merger subs, and, unless alternative financing has been put in place, seeking to enforce their rights, including seeking specific performance, under any of the financing agreements in the event of a breach by the other parties thereto;

•

have the right to amend, restate, replace, supplement or otherwise modify, or waive any of its rights under, the debt financing and/or substitute other financing for all or any portion of the debt financing from the same and/or alternative sources, so long as any such amendment, restatement, replacement, supplement or other modification to, or waiver of, any provision of the financing agreements shall not, without the prior written consent of Virgin Media: (i) add new (or adversely modify any existing) condition to the debt financing (unless such new condition or modification would not be reasonably expected to prevent or materially hinder or delay the consummation of the mergers), (ii) reduce the amount of the debt financing such that the aggregate funds that would be available to Liberty Global, New Liberty Global and the merger subs would not be sufficient to satisfy Liberty Global’s, New Liberty Global’s and each of the merger subs’ obligations to pay the cash consideration for the mergers as contemplated by the financing agreements, refinance indebtedness of Virgin Media to the extent required under its terms and finance the payment of fees, expenses, accrued interest and premiums, as applicable, related to the provision of the debt financing or the refinancing of the Scheduled Indebtedness, or (iii) could reasonably be expected to prevent, or materially impede or delay the consummation of the mergers; and

•

in the event that any portion of the debt financing becomes unavailable, regardless of the reason therefor, use their reasonable best efforts to obtain, as promptly as practicable following the occurrence of such event, alternative debt financing (in an amount sufficient, when taken together with other sources of funds available to Liberty Global, New Liberty Global and each of the merger subs, to consummate the transactions contemplated by the merger agreement) on terms that are no less favorable, taken as a whole, to Liberty Global, New Liberty Global and Virgin Media from the same or other sources and that would not reasonably be expected to prevent, or materially impede or delay the consummation of the debt financing or the mergers and promptly notify Virgin Media of such unavailability and the reason therefor.

The merger agreement further provides that New Liberty Global, Liberty Global and each of the merger subs will give Virgin Media prompt notice of any material breach by any party to the financing agreements of which New Liberty Global, Liberty Global or any of the merger subs has become aware, and any condition not likely to be satisfied or any termination of the financing agreements and that Liberty Global will keep Virgin Media reasonably informed of the status of its efforts to consummate the debt financing.

In addition, the merger agreement provides that Virgin Media will, prior to the closing of the mergers, use its reasonable best efforts to provide all cooperation reasonably requested by Liberty Global and/or New Liberty Global in connection with the arrangement of the debt financing (including any offering or private placement of debt securities), including:

•

furnishing Liberty Global, New Liberty Global and the financial institutions party to the debt financing as promptly as practicable as required by the financing agreements with financial information and other pertinent information regarding Virgin Media and its subsidiaries as may be reasonably requested (and updated as reasonably requested) by Liberty Global and/or New Liberty Global to consummate the debt financing;

•

participating in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the debt financing and senior management, representatives or advisors, with appropriate seniority and expertise, of Virgin Media and its subsidiaries), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the debt financing, and assisting with the preparation of materials for rating agency presentations, roadshow presentations, offering memoranda, bank information memoranda and similar documents required in connection with the debt financing and otherwise reasonably cooperate in the marketing efforts related to the debt financing;

•

issuing customary representation letters to auditors and using reasonable best efforts to obtain consents and customary comfort letters of independent accountants (including “negative assurance” comfort), legal opinions as reasonably requested by Liberty Global as necessary and customary for financings similar to the debt financing (including any offering or private placement of debt securities pursuant to Rule 144A and Regulation S under the Securities Act);

•

using reasonable best efforts to assist in the preparation of a customary confidential information memorandum for the debt facilities and other customary marketing materials to be used in connection with the syndications reasonably deemed necessary by the lead arranger of the debt financing to complete a successful syndication pursuant to the terms of the financing agreements;

•

using reasonable best efforts to help Liberty Global and New Liberty Global procure a public corporate credit rating and a public corporate family rating in respect of the relevant issuer, borrower or guarantor under the facilities or other debt instruments contemplated by the financing agreements from Standard & Poor’s Ratings Services and Moody’s Investors Service, Inc., respectively, and public ratings for any of the facilities or notes issued in connection with the debt financing from each of Standard & Poor’s Ratings Services and Moody’s Investors Service, Inc.;

•

assisting in the preparation of one or more credit or other agreements, as well as any pledge and security documents, and other definitive financing documents, collateral filings or other certificates or documents as may be reasonably requested by Liberty Global and/or New Liberty Global and otherwise reasonably facilitating the pledging of collateral and taking all necessary corporate or other entity actions to facilitate all of the foregoing;

•

providing all documentation and other information about Virgin Media as is reasonably requested by the financial institutions party to the debt financing with respect to applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act;

•

arranging for the repayment of indebtedness of Virgin Media that is required to be repaid as a result of the mergers and using reasonable best efforts to obtain customary pay-off letters, lien terminations, title transfers, and instruments of discharge or transfer relating to any collateral to be delivered at the closing date of the mergers;

•	cooperating reasonably with due diligence investigations conducted by the lenders party to the financing agreements, to the extent customary and reasonable;

•

upon the reasonable request of the Liberty Global and/or New Liberty Global, using reasonable best efforts to provide certificates from Virgin Media with respect to the information provided by Virgin Media in any offering memorandum required by the financing agreements; and

•

upon the reasonable request of the Liberty Global and/or New Liberty Global, using reasonable best efforts to arrange for and to complete a consent solicitation process with respect to Virgin Media’s existing indebtedness.

Liberty Global has agreed to reimburse and indemnify Virgin Media for expenses and other liabilities incurred in connection with Virgin Media’s cooperation with the debt financing as described above.

Articles of Association of New Liberty Global; Appointment of Additional New Liberty Global Director

Articles of Association of New Liberty Global

Immediately following the mergers, the stockholders of Virgin Media and the stockholders of Liberty Global will hold New Liberty Global shares. The New Liberty Global articles will govern the rights of the holders of New Liberty Global shares. For a comparison with certain provisions of (i) the current Liberty Global restated certificate of incorporation, by-laws and the associated rights of Liberty Global stockholders and (ii) the current Virgin Media restated certificate of incorporation, by-laws and the associated rights of Virgin Media stockholders, see “Comparison of Rights of Shareholders of New Liberty Global, Stockholders of Liberty Global and Stockholders of Virgin Media”.

Appointment of Additional New Liberty Global Director

The merger agreement provides that New Liberty Global will appoint one current member of the Virgin Media board of directors to the class of the board of directors of New Liberty Global that will have the longest remaining term in office after the effective time of the first VMI merger. Liberty Global shall select such director after interviewing and evaluating three current independent directors of Virgin Media chosen by Liberty Global to participate in such process. Liberty Global will also select one current member of the Virgin Media board of directors who is also a U.K. resident (and is reasonably acceptable to Virgin Media) to be a member of the U.K. advisory board for New Liberty Global to be established prior to the effective time of the first VMI merger.

Amendment; Extension and Waiver

Amendment

Subject to applicable law and the rules of Nasdaq, the merger agreement may be amended at any time prior to the earlier of the effective time of the first VMI merger or the effective time of the first LGI merger. All amendments must be in writing signed by each of Liberty Global and Virgin Media, and any such amendment will be binding on all parties to the merger agreement.

Extension and Waiver

Subject to applicable law and the rules of Nasdaq and the London Stock Exchange, at any time prior to the earlier of the effective time of the first VMI merger or the effective time of the first LGI merger, the parties may:

•	extend the time for the performance of any of the obligations or acts of the other parties;

•	waive any inaccuracies in the representations and warranties of the other parties set forth in the merger agreement or any document delivered pursuant to the merger agreement; or

•	waive compliance with any of the agreements or conditions of the other parties contained in the merger agreement.

Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such party.

Governing Law; Specific Performance; Third-Party Beneficiaries

Governing Law

The merger agreement is governed by, and is to be construed in accordance with, the laws of the state of Delaware.

Specific Performance

The parties are entitled to seek and obtain, without posting any bond or undertaking, an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement and to enforce specifically the performance of the terms and provisions of the merger agreement, in addition to any other remedy to which they are entitled at law or in equity. The parties have agreed that their initial choice of remedy will be to seek specific performance of the merger agreement in accordance with its terms.

Third-Party Beneficiaries

The merger agreement is not intended to confer upon any person other than the parties any rights or remedies with the exception of:

•	the rights of the specified directors, officers and employees to certain indemnification and insurance; and

•	following the effective time of the first VMI merger, the rights of any Virgin Media stockholder to receive the VMI merger consideration in accordance with the terms of the merger agreement.

THE SUPPORT AGREEMENT

In connection with the execution of the merger agreement, on February 5, 2013, Virgin Media entered into a Support Agreement, which we refer to in this joint proxy statement/prospectus as the support agreement, with the Malone Trust, John C. Malone and his wife, Leslie Malone, whom we refer to in this joint proxy statement/prospectus collectively as the Malone stockholders. Mr. Malone is the sole trustee of the Malone Trust. The support agreement requires that, at any meeting of the Liberty Global stockholders at which the approval of the New Liberty Global share issuance, the merger agreement, the first LGI merger and any other transaction or other matter contemplated by the merger agreement, which we refer to in this joint proxy statement/prospectus collectively as the Liberty Global voting matters, is to be voted upon, the Malone Trust will vote all of the shares of LGI series B stock owned by it, which we refer to in this joint proxy statement/prospectus as the covered B shares, and Mr. Malone and Mrs. Malone will vote any shares of LGI series A stock then-owned of record (including through brokerage accounts) by them, which we refer to in this joint proxy statement/prospectus as the covered A shares, and which we refer to in this joint proxy statement/prospectus together with the covered B shares as the covered shares, in favor of the Liberty Global voting matters and against alternative and other transactions, as specified in the support agreement. However, if the Liberty Global board of directors changes its recommendation in respect of the merger agreement and the transactions contemplated thereby in a manner adverse to Virgin Media, any voting power represented by the covered shares in excess of 30% will instead be voted in respect of the Liberty Global voting matters in the same proportion (for or against) as the shares of Liberty Global common stock actually voted for or against such measures by the Liberty Global stockholders other than the Malone stockholders.

The support agreement also prohibits the Malone stockholders from transferring any of the covered B shares prior to the earlier of (a) the approval of the merger agreement and the transactions contemplated thereby by the Liberty Global stockholders or (b) the termination of the support agreement in accordance with its terms. The support agreement also prohibits the Malone stockholders from (i) granting any proxies or powers of attorney over the covered B shares (other than the with respect to the voting of the covered B shares contemplated by the support agreement) or (ii) making public statements (in his, her or its capacity as stockholder and not in any other capacity) that is inconsistent with his, her or its support of the Liberty Global voting matters. The support agreement will terminate upon the earliest of (A) the date of termination of the merger agreement in accordance with its terms, (B) the effective date of the mergers, and (C) the date on which the merger agreement is modified, amended or supplemented, in any material respect, or any waiver of any material term, condition or provision of the merger agreement is granted, which, in each case, has not been approved by Mr. Malone. Mr. Malone’s approval may not be unreasonably withheld, delayed or conditioned. However, it will be deemed reasonable for Mr. Malone to withhold his consent in respect of certain modifications that would affect the consideration paid under the merger agreement, the outside date for completion of the mergers, the rights of the LGI series B stock or the voting procedures applicable to the New Liberty Global board of directors following the mergers.

The foregoing description of the support agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the support agreement, a copy of which is incorporated by reference and attached to this joint proxy statement/prospectus as Annex B.

As an inducement to enter into the support agreement, on February 5, 2013, Liberty Global executed a letter agreement with the Malone stockholders, pursuant to which Liberty Global agreed (i) to pay all out-of-pocket costs, and reasonable fees and expenses of counsel and other advisors, incurred by the Malone stockholders in connection with the negotiation, execution, delivery and performance of the support agreement and (ii) to indemnify (to the fullest extent permitted by Delaware law) each of the Malone stockholders against any claims, damages, fees, costs and expenses incurred by it (including reasonable fees and expenses of counsel and other advisors) in its capacity as a stockholder of Liberty Global relating to or arising out of the execution, delivery and performance of the support agreement.

EFFECT OF THE MERGERS ON THE VIRGIN MEDIA CONVERTIBLE NOTES

As of December 31, 2012, an aggregate principal amount of $1.0 billion of the Virgin Media convertible notes were outstanding. The indenture governing the Virgin Media convertible notes provides that after the closing of the mergers the note holders will be entitled to convert their Virgin Media convertible notes into the amount of cash and shares of New Liberty Global that a holder of the number of shares of Virgin Media common stock into which such notes were convertible immediately prior to the mergers would have been entitled to receive in connection with the mergers. Virgin Media will enter into a supplemental indenture to implement this modification in the conversion right of the Virgin Media convertible notes. The mergers will constitute a “Make-Whole Fundamental Change” as defined in the indenture governing the Virgin Media convertible notes. As a result, the applicable conversion rate will be adjusted pursuant to a make-whole provision in such indenture with respect to any conversion that occurs within a specified period following the mergers (but not with respect to future conversions), as further described in such indenture.

For presentation purposes, New Liberty Global assumes in this joint proxy statement/prospectus that all of the Virgin Media convertible notes will be converted in connection with the mergers; however, the principal amount of the Virgin Media convertible notes that actually will be converted in connection with the mergers will be determined by the holders of the Virgin Media convertible notes, and, accordingly, it is possible that some or all of the outstanding principal amount will not be converted in connection with the mergers. Virgin Media convertible notes that are not converted in connection with the mergers will, upon conversion in the future, be convertible into the amount of cash and shares of New Liberty Global that a holder of the number of shares of Virgin Media common stock into which such notes were convertible immediately prior to the mergers would have been entitled to receive in connection with the mergers (without giving effect to any make-whole calculation).

The mergers will also give rise to a right of holders of the Virgin Media convertible notes to require Virgin Media to repurchase their Virgin Media convertible notes at 100% of the principal amount thereof. Given that the value of the VMI merger consideration is expected to be substantially higher than the principal amount of the Virgin Media convertible notes, Virgin Media does not expect that any note holder will exercise this repurchase right.

LIBERTY GLOBAL CORPORATION LIMITED

UNAUDITED CONDENSED PRO FORMA

COMBINED FINANCIAL STATEMENTS

General

The accompanying unaudited condensed pro forma combined balance sheet as of December 31, 2012 gives effect to (1) the acquisition of Virgin Media Inc. (“Virgin Media”) pursuant to the mergers (as defined and described below) and (2) the debt financing (as defined and described below), as if such transactions had occurred on such date. The accompanying unaudited condensed pro forma combined statement of operations for the year ended December 31, 2012 gives effect to (1) the mergers and (2) the debt financing, as if such transactions had occurred on January 1, 2012.

The unaudited condensed pro forma combined results do not purport to be indicative of the financial position and results of operations that Liberty Global Corporation Limited (“New Liberty Global”) will obtain in the future, or that New Liberty Global would have obtained if the mergers and the debt financing were effective as of the dates indicated above. The pro forma adjustments are based upon currently available information and upon certain assumptions that New Liberty Global believes are reasonable. These unaudited condensed pro forma combined financial statements have been derived from, and should be read in conjunction with, the December 31, 2012 consolidated financial statements of Liberty Global, Inc. (“Liberty Global”) and Virgin Media, each of which is incorporated by reference in this joint proxy statement/prospectus.

Although New Liberty Global uses derivative instruments to manage its interest rate and foreign currency exposures, no pro forma adjustments have been reflected in these unaudited condensed pro forma combined financial statements with respect to any changes to derivative instruments that may occur in connection with the mergers or the debt financing, with the exception of the elimination of the impacts of derivative instruments (the “capped call transactions”) related to Virgin Media’s 6.50% convertible senior notes due 2016 (the “Virgin Media convertible notes”) and interest rate swap contracts associated with Virgin Media’s existing sterling-denominated 5.50% senior secured notes due 2021 (the “Sterling 2021 notes”) as these derivative instruments are assumed to be settled in connection with the mergers. The proceeds from the settlement of these derivative instruments are assumed to be used to fund a portion of the cash consideration for the mergers. See notes 5 and 14 for information regarding different possible outcomes.

The Virgin Media amounts and pro forma adjustments presented in (i) the accompanying unaudited condensed pro forma combined balance sheet are based on an exchange rate at December 31, 2012 of 1.6189 United States (“U.S.”) dollar per United Kingdom (“U.K.”) pound sterling and (ii) the accompanying unaudited condensed pro forma combined statement of operations are based on an average exchange rate for the year ended December 31, 2012 of 1.5851 U.S. dollar per U.K. pound sterling. In addition, convenience translations into U.S. dollars are calculated as of December 31, 2012. In these unaudited condensed pro forma combined financial statements, the terms “we,” “our” and “us” refer collectively to New Liberty Global and its subsidiaries assuming the mergers had occurred.

The Mergers

On February 5, 2013, Liberty Global and Virgin Media entered into an agreement (the “merger agreement”) pursuant to which Liberty Global and Virgin Media will complete a series of mergers that will result in the surviving corporations in the mergers (renamed Liberty Global, Inc. and Virgin Media Inc.) becoming wholly-owned subsidiaries of New Liberty Global (collectively, the “mergers”). Subject to the terms and conditions of the merger agreement:

•

each share of common stock, par value $0.01 per share, of Virgin Media will be converted into the right to receive the following (collectively, the “VMI merger consideration”): (i) 0.2582 of a class A ordinary share, nominal amount (i.e., par value) $0.01 per share, of New Liberty Global (a “class A New Liberty Global share”), (ii) 0.1928 of a class C ordinary share, nominal amount (i.e., par value) $0.01 per share, of New Liberty Global (a “class C New Liberty Global share”) and (iii) $17.50 in cash, without interest; and

•

each share of series A common stock of Liberty Global will be converted into the right to receive one class A New Liberty Global share, each share of series B common stock of Liberty Global will be converted into the right to receive one class B ordinary share, nominal amount (i.e., par value) $0.01 per share, of New Liberty Global and each share of series C common stock of Liberty Global will be converted into the right to receive one class C New Liberty Global share.

For accounting purposes, the mergers will be treated as the acquisition of Virgin Media by New Liberty Global (as the successor to Liberty Global). In this regard, the estimated equity and cash consideration to be paid to acquire Virgin Media assuming the mergers had occurred on December 31, 2012 is set forth below (in millions):

Class A New Liberty Global shares (a)	$6,120.3
Class C New Liberty Global shares (a)	4,259.6
Estimated fair value of the vested portions of Virgin Media stock incentive awards (b)	214.9
Cash (c)	5,659.9

Total equity and cash consideration	$16,254.7

(a)	Represents the estimated value to be assigned to the 83.5 million class A New Liberty Global shares and 62.4 million class C New Liberty Global shares, as applicable, assumed to be issued to Virgin Media shareholders in connection with the mergers. These amounts are based on (i) the exchange ratios specified by the merger agreement, (ii) the closing per share price of the series A and C Liberty Global common stock on April 29, 2013 of $73.29 and $68.31, respectively, (iii) 269.3 million outstanding shares of Virgin Media common stock at December 31, 2012, (iv) the assumed conversion as of December 31, 2012 of 100% of the Virgin Media convertible notes into the per share VMI merger consideration, resulting in 24.4 million incremental New Liberty Global shares, including 0.9 million shares attributable to the make-whole provision of the Virgin Media convertible notes, and (v) the assumed replacement of all 16.0 million of the outstanding Virgin Media stock incentive awards as of December 31, 2012 with stock incentive awards of New Liberty Global pursuant to the terms of the merger agreement. The actual fair value assigned to the class A New Liberty Global shares and class C New Liberty Global shares to be issued in connection with the mergers will be dependent on the market price of the applicable series of Liberty Global common stock on the acquisition date, the actual number of Virgin Media stock incentive awards that are replaced by stock incentive awards of New Liberty Global and the actual principal amount of the Virgin Media convertible notes that are converted into the per share VMI merger consideration. In general, increases (decreases) in the fair value assigned to the class A New Liberty Global shares and class C New Liberty Global shares to be issued in the mergers will result in increases (decreases) in the amount of equity and goodwill to be recorded in the acquisition accounting associated with the mergers. For example, if changes in the market price of Liberty Global common stock and/or other factors were to give rise to a 10% increase (decrease) in the aggregate fair value assigned to the New Liberty Global shares to be exchanged for the shares of Virgin Media common stock, the equity and goodwill of New Liberty Global would each increase (decrease) by $1,038.0 million. As goodwill is not amortized, differences between the actual and assumed fair values would not impact the accompanying unaudited condensed pro forma combined statement of operations.

(b)

Represents the portion of the estimated fair value of the Virgin Media stock incentive awards that are attributable to services provided prior to the assumed acquisition date of December 31, 2012. The estimated fair value is based on the attributes of the 16.0 million outstanding Virgin Media stock incentive awards at December 31, 2012, including the market price of the underlying Virgin Media common stock. The outstanding Virgin Media stock incentive awards at December 31, 2012 include 11.8 million stock options that have been valued using Black Scholes option valuations. In addition, Virgin Media’s stock incentive awards at December 31, 2012 include 4.2 million restricted stock units that include performance conditions and, in certain cases, market conditions. Those restricted stock units with market conditions have been valued using Monte Carlo simulation models. These stock option and restricted stock unit valuations represent preliminary estimates that are based on inputs and market rates in effect as of December 31, 2012. Accordingly, the actual fair values ultimately assigned to these Virgin Media stock incentive awards will likely differ from the amounts assumed for purposes of these unaudited condensed pro forma combined financial statements. See note (a) above for the possible impacts of any such differences on the determination of the fair value of the purchase consideration to be paid.

(c)	Represents the assumed cash consideration to be paid in connection with the mergers. This amount is based on (i) the $17.50 per share cash consideration specified by the merger agreement, (ii) the 269.3 million of outstanding shares of Virgin Media common stock at December 31, 2012, (iii) the assumed conversion as of December 31, 2012 of 100% of the Virgin Media convertible notes into the per share VMI merger consideration, resulting in incremental cash consideration of $946.4 million, including $35.9 million associated with the make-whole provision of the Virgin Media convertible notes, and (iv) the assumed replacement of all 16.0 million of the outstanding Virgin Media stock incentive awards as of December 31, 2012 with stock incentive awards of New Liberty Global. As noted in note (a) above, differences are possible between (i) the actual and assumed number of Virgin Media stock incentive awards that are converted into stock incentive awards of New Liberty Global and (ii) the actual and assumed principal amount of the Virgin Media convertible notes that are converted in connection with the mergers.

For additional information concerning the different possible results with respect to the stock incentive awards, see note 8. For information concerning the different possible results with respect to the Virgin Media convertible notes, see notes 3 and 10.

Debt Financing

As we use the term in these unaudited condensed pro forma combined financial statements, “debt financing” refers to the financing and financing commitment obtained to (i) provide for (a) the change in control offer to repurchase Virgin Media’s existing dollar-denominated 5.25% senior notes due 2022, its dollar-denominated 4.875% senior notes due 2022 and its sterling-denominated 5.125% senior notes due 2022 (collectively, the “2022 senior notes”) and its dollar-denominated 5.25% senior secured notes due 2021 and the Sterling 2021 notes (collectively, the “2021 senior secured notes”) at a price equal to 101% of the applicable principal amount and (b) the prepayment of Virgin Media’s existing bank credit facility, (ii) fund a portion of the cash consideration to be paid in the mergers and (iii) pay related fees and expenses. The financing and financing commitment include:

•

the issuance on February 22, 2013 by Lynx I Corp., an indirect wholly owned subsidiary of Liberty Global, of (i) $1,000 million aggregate principal amount of its 5.375% senior secured notes due 2021 (the “new Dollar senior secured notes”) and (ii) £1,100 million ($1,780.8 million) aggregate principal amount of its 6% senior secured notes due 2021 (the “new Sterling senior secured notes” and together with the new Dollar senior secured notes, the “new senior secured notes”), the proceeds of which have been deposited into an escrow account pending consummation of the mergers;

•

the issuance on February 22, 2013 by Lynx II Corp., an indirect wholly owned subsidiary of Liberty Global, of (i) $530 million aggregate principal amount of its 6.375% senior notes due 2023 (the “new Dollar senior notes”) and (ii) £250 million ($404.7 million) aggregate principal amount of its 7% senior notes due 2023 (the “new Sterling senior notes” and together with the new Dollar senior notes, the “new senior notes”), the proceeds of which have been deposited into an escrow account pending consummation of the mergers; and

•

a commitment letter dated as of February 5, 2013, as amended and restated as of February 9, 2013, entered into by certain financial institutions, pursuant to which the financial institutions party thereto committed to provide, upon the closing of the mergers, a senior secured credit facility (the “senior credit facility”) to Virgin Media Investment Holdings Limited, a subsidiary of Virgin Media, consisting of a £375.0 million ($607.1 million) sterling-denominated term loan A (the “term loan A”), a $2,755.0 million U.S. dollar-denominated term loan B (“term loan B”) a £600.0 million

($971.3 million) sterling-denominated term loan C (the “term loan C”) and a £250.0 million ($404.7 million) revolving credit facility. For purposes of these unaudited condensed pro forma combined financial statements, it is assumed that, with the exception of the revolving credit facility and $1,552.3 million of term loan B, all available amounts under the senior credit facility will be drawn by Virgin Media Investment Holdings Limited in connection with the mergers. To the extent that holders of the 2021 senior secured notes elect to exercise their change of control repurchase right, we would draw a corresponding amount of the remaining availability under term loan B. As of December 31, 2012, the aggregate principal amount outstanding on the 2021 senior secured notes was approximately $1.5 billion (equivalent).

As noted above, consummation of the mergers will trigger a change of control offer to repurchase, at a price of 101%, all of the outstanding 2021 senior secured notes and 2022 senior notes. As of April 29, 2013, the trading prices for the two tranches of 2021 senior secured notes ranged from 104.8% to 107.4%, and the trading prices for the three tranches of 2022 senior notes ranged from 101.4% to 102.1%. Based on the relationship of these market prices to the change of control offer price of 101%, we have assumed that (i) holders of the 2021 senior secured notes will not exercise their change of control repurchase right and therefore the 2021 senior secured notes will remain outstanding, and (ii) holders of the 2022 senior notes will exercise their change of control repurchase right and therefore the 2022 senior notes will not be outstanding.

In connection with the debt financing, Virgin Media obtained consents to waive the change of control repurchase obligation that would have otherwise arisen with respect to its (i) 6.50% dollar-denominated senior secured notes due 2018 and 7.00% sterling-denominated senior secured notes due 2018 (collectively, the “2018 senior secured notes”) and (ii) 8.375% dollar-denominated senior notes due 2019 and 8.875% sterling-denominated senior notes due 2019 (collectively, the “2019 senior notes”).

Within 30 business days of the closing date of the mergers, a series of transactions (the “debt pushdown”) will be undertaken pursuant to which the new senior secured notes and the new senior notes will become senior secured and senior obligations of Virgin Media Secured Finance PLC and Virgin Media Finance PLC, respectively, both of which are U.K. subsidiaries of Virgin Media.

Certain Information Regarding Virgin Media’s Historical Financial Information

Subsequent to the filing of Virgin Media’s December 31, 2012 Annual Report on Form 10-K, as amended, management of Virgin Media discovered that the reported amount of Virgin Media’s deferred income tax assets at December 31, 2012 and the reported income tax benefit for the year ended December 31, 2012 were understated by approximately £60 million ($97 million at December 31, 2012). Management of Virgin Media has concluded that the foregoing error is not material to its consolidated financial statements as of and for the year ended December 31, 2012. This understatement, which has not been corrected in the historical amounts shown for Virgin Media in the accompanying unaudited condensed pro forma combined financial statements and the “Selected Historical Consolidated Financial Data of Virgin Media Inc.” included elsewhere herein, will be corrected in Virgin Media’s future quarterly and annual reports beginning with its March 31, 2013 Quarterly Report on Form 10-Q. Virgin Media management has concluded that the occurrence of this error does not represent a material weakness in its internal control over financial reporting. The prospective correction of Virgin Media’s consolidated financial statements as of and for the year ended December 31, 2012 will increase Virgin Media’s previously reported income tax benefit, income from continuing operations, net income and comprehensive income for the year ended December 31, 2012 by approximately £60 million. In addition, basic and diluted earnings per share for the year ended December 31, 2012 will be increased by £0.22 per share ($0.36 per share at December 31, 2012) and £0.18 per share ($0.29 per share at December 31, 2012), respectively. Further, the previously reported amounts at December 31, 2012 for deferred income taxes, total assets, total shareholders’ equity and total liabilities and shareholders’ equity will be increased by approximately £60 million and the previously reported amount at December 31, 2012 for accumulated deficit would be decreased by approximately £60 million. The correction will have no impact on the 2012 total cash flows from operating, investing or financing activities in Virgin Media’s consolidated statement of cash flows for the year ended December 31, 2012.

LIBERTY GLOBAL CORPORATION LIMITED

Unaudited Condensed Pro Forma Combined Balance Sheet

December 31, 2012

	Liberty Global historical	Virgin Media historical	Pro forma adjustments		Pro forma New Liberty Global
	in millions
ASSETS
Cash and cash equivalents	$2,038.9	$334.0	$(4,650.4)	(1)	$1,246.1
			(146.0)	(2)
			655.7	(5)
			3,235.0	(6)
			(221.1)	(6)
Receivables and other current assets	1,686.9	984.1	—		2,671.0
Investments	950.1	—	—		950.1
Property and equipment, net	13,437.6	7,304.8	—		20,742.4
Goodwill	13,877.6	3,266.1	6,627.8	(7)	23,771.5
Intangible assets subject to amortization, net	2,581.3	—	5,500.0	(7)	8,081.3
Other noncurrent assets, net	3,735.3	5,116.4	(1,009.5)	(1)	7,270.8
			(655.7)	(5)
			183.8	(6)
			(99.5)	(7)

Total assets	$38,307.7	$17,005.4	$9,420.1		$64,733.2

LIABILITIES AND EQUITY
Liabilities:
Current portion of debt and capital lease obligations	$363.5	$124.8	$—		$488.3
Other current liabilities	4,256.8	1,856.7	(25.6)	(2)	6,078.8
			(9.1)	(6)
Long-term debt and capital lease obligations	27,161.0	9,473.8	(880.7)	(3)	39,576.0
			3,235.0	(6)
			586.9	(7)
Other noncurrent liabilities	4,441.3	438.2	1,179.3	(7)	6,058.8

Total liabilities	36,222.6	11,893.5	4,085.8		52,201.9

Equity:
Share capital	2.6	2.3	0.5	(3)	4.0
			(1.4)	(4)
Additional paid-in capital	2,955.6	5,923.4	880.2	(3)	13,549.0
			4,603.6	(4)
			(813.8)	(7)
Accumulated deficit	(2,348.7)	(804.4)	(120.4)	(2)	(2,497.3)
			(28.2)	(6)
			804.4	(7)
Accumulated other comprehensive earnings (loss), net of taxes	1,600.5	(9.4)	9.4	(7)	1,600.5
Noncontrolling interests	(124.9)	—	—		(124.9)

Total equity	2,085.1	5,111.9	5,334.3		12,531.3

Total liabilities and equity	$38,307.7	$17,005.4	$9,420.1		$64,733.2

LIBERTY GLOBAL CORPORATION LIMITED

Unaudited Condensed Pro Forma Combined Statement of Operations

Year Ended December 31, 2012

	Liberty Global historical	Virgin Media historical	Pro forma adjustments		Pro forma New Liberty Global
	in millions
Revenue	$10,310.8	$6,499.7	$—		$16,810.5

Operating costs and expenses:
Operating, selling, general and administrative expenses (other than depreciation and amortization) (including stock-based compensation)	5,553.6	3,878.8	20.3	(8)	9,452.7
Depreciation and amortization	2,691.1	1,508.5	550.0	(9)	4,749.6
Impairment, restructuring and other operating items, net	83.0	4.3	—		87.3

Operating income	1,983.1	1,108.1	(570.3)		2,520.9

Non-operating income (expense):
Interest expense	(1,677.4)	(631.7)	91.3	(10)	(2,416.8)
			(24.9)	(11)
			(288.9)	(12)
			114.8	(13)
Realized and unrealized gains (losses) on derivative instruments, net	(1,069.9)	234.8	(329.6)	(14)	(1,164.7)
Other income (expenses), net	280.9	(296.9)	93.9	(15)	77.9

	(2,466.4)	(693.8)	(343.4)		(3,503.6)

Earnings (loss) from continuing operations before income taxes	(483.3)	414.3	(913.7)		(982.7)
Income tax benefit (expense)	(89.0)	4,107.3	182.5	(16)	4,200.8

Earnings (loss) from continuing operations	$(572.3)	$4,521.6	$(731.2)		$3,218.1

Earnings (loss) from continuing operations per share:
Basic	$(2.31)				$7.68	(17)

Diluted	$(2.31)				$7.54	(17)

Weighted average shares outstanding:
Basic	267,320,720				413,185,114	(17)

Diluted	267,320,720				421,015,645	(17)

LIBERTY GLOBAL CORPORATION LIMITED

Notes to Unaudited Condensed Pro Forma Combined Financial Statements

(1)	Represents the estimated cash consideration to be paid in connection with the mergers. The assumed sources for the estimated cash consideration are set forth below (in millions):

Cash and cash equivalents	$4,650.4
Cash consideration from restricted cash (a)	1,009.5

Total estimated cash consideration (b)	$5,659.9

(a)	Represents cash that was restricted as of December 31, 2012, but was released from restrictions on February 1, 2013.

(b)	For additional information regarding how we determined the estimated cash consideration, see the headnote to these unaudited condensed pro forma combined financial statements.

(2)	Represents the payment of the estimated direct acquisition costs associated with the mergers of $146.0 million. These estimated direct acquisition costs are reflected as a reduction of cash and cash equivalents and a direct increase to accumulated deficit, net of an assumed tax benefit of $25.6 million based on the application of Liberty Global’s 35.0% statutory rate to the $73.0 million portion of these costs that we estimate will be deductible. Due to their nonrecurring nature, the estimated direct acquisition costs have not been reflected in the accompanying unaudited condensed pro forma combined statement of operations.

(3)	Represents the impacts of the assumed conversion of all of the outstanding Virgin Media convertible notes in connection with the mergers, as further described in the headnote to these unaudited condensed pro forma combined financial statements (in millions):

Eliminate carrying value of Virgin Media convertible notes (a)	$880.7

Increase in share capital	$0.5
Increase in additional paid-in capital	880.2

Total assumed increase to equity (b)	$880.7

(a)	Following the closing of the mergers, holders of the Virgin Media convertible notes will be entitled to convert their notes and receive the per share VMI merger consideration. The principal amount of the Virgin Media convertible notes that actually will be converted in connection with the mergers will be determined by the holders of such convertible notes, and accordingly, it is possible that some or all of the outstanding principal amount will not be converted. To the extent that any portion of the outstanding principal amount of the Virgin Media convertible notes is not converted in connection with the mergers, the pro forma long-term debt and capital lease obligations of New Liberty Global would increase by a corresponding amount and the equity and cash consideration assumed to be paid to holders of the Virgin Media convertible notes in connection with the mergers would decrease proportionately. For example, if we had assumed that only 50% of the principal amount of the Virgin Media convertible notes were converted in connection with the mergers, pro forma long-term debt and capital lease obligations of New Liberty Global would have increased by $440.4 million and the assumed estimated fair value of the equity and cash consideration to be paid to the holders of the Virgin Media convertible notes would have declined from $1,538.4 million to $769.2 million and from $946.4 million to $473.2 million, respectively. For information concerning the equity and cash consideration assumed to be paid to the holders of the Virgin Media convertible notes, see the headnote to these unaudited condensed pro forma combined financial statements.

(b)	The assumed conversion of the Virgin Media convertible notes would not have had any impact on Virgin Media’s consolidated income tax benefit for the year ended December 31, 2012 as the Virgin Media convertible notes are obligations of Virgin Media’s parent entity, where a full valuation allowance is provided against net deferred tax assets.

LIBERTY GLOBAL CORPORATION LIMITED

Notes to Unaudited Condensed Pro Forma Combined Financial Statements (continued)

(4)	Represents the impact of the estimated equity consideration to be paid in connection with the mergers as set forth below (in millions):

Total equity consideration (including the estimated fair value of the vested portions of Virgin Media’s stock incentive awards) (a)	$10,594.8

Historical equity of Virgin Media	(5,111.9)
Assumed conversion of Virgin Media convertible notes (note 3)	(880.7)

Adjusted historical equity of Virgin Media	(5,992.6)

Estimated increase to equity	$4,602.2

The increase to equity is reflected as follows:
Adjustment to share capital (b)	$(1.4)
Increase in additional paid-in capital	4,603.6

Estimated increase to equity	$4,602.2

(a)	For additional information regarding how we determined the estimated equity consideration, see the headnote to these unaudited condensed pro forma combined financial statements.

(b)	Based on the $0.01 per share nominal amount (i.e., par value) of the 404.8 million New Liberty Global shares that are assumed to be outstanding following the mergers.

(5)	Represents the estimated proceeds that would have been received upon the assumed cash settlement of certain of Virgin Media’s derivative instruments as of December 31, 2012, as set forth below (in millions):

Capped call transactions (a)	$489.6
Interest rate swap contracts (b)	166.1

Total assumed proceeds (c)	$655.7

(a)	The capped call transactions, which relate to the Virgin Media convertible notes, are assumed to be settled in connection with the mergers.

(b)	The interest rate swap contracts, which relate to the Sterling 2021 notes, are assumed to be settled in connection with the mergers.

(c)	The assumed settlement amounts reflected in these unaudited condensed pro forma combined financial statements are based on the fair value of the respective derivative instrument at December 31, 2012. The actual amount of proceeds to be derived from the settlement of these derivative instruments will be dependent on the fair value on the ultimate settlement date. In addition, if some or all of the Virgin Media convertible notes are not converted in connection with the mergers, we may determine to only partially settle or not to settle the capped call transactions. To the extent that the actual settlement proceeds are more (less) than the assumed proceeds, cash and cash equivalents would increase (decrease) by a corresponding amount.

(6)	Represents the assumed net impact of the debt financing, as further described in the headnote to these unaudited condensed pro forma combined financial statements.

LIBERTY GLOBAL CORPORATION LIMITED

Notes to Unaudited Condensed Pro Forma Combined Financial Statements (continued)

The details of the assumed net increase to cash and cash equivalents and long-term debt and capital lease obligations related to the debt financing are set forth below (in millions):

Assumed proceeds from debt financing:
New Dollar senior secured notes	$1,000.0
New Sterling senior secured notes	1,780.8
New Dollar senior notes	530.0
New Sterling senior notes	404.7

3,715.5

Senior credit facility:
Term loan A	607.1
Term loan B	1,202.8
Term loan C	971.3

2,781.2

Total assumed proceeds from debt financing	6,496.7

Assumed repayment of Virgin Media’s existing debt: 2022 Senior notes:
Dollar-denominated 5.25% senior notes due 2022	(500.0)
Dollar-denominated 4.875% senior notes due 2022	(900.0)
Sterling-denominated 5.25% senior notes due 2022	(647.5)

(2,047.5)
Existing bank credit facility	(1,214.2)

Total assumed repayment of Virgin Media’s existing debt	(3,261.7)

Net assumed increase to cash and cash equivalents and long-term debt and capital lease obligations	$3,235.0

The assumed decrease to cash and cash equivalents associated with the fees, repurchase premiums and third-party costs related to the debt financing are set forth below (in millions):

Deferred financing costs (a)	$183.8
Repurchase premiums (b) (d)	20.7
Third-party costs (c) (d)	16.6

Assumed decrease to cash and cash equivalents	$221.1

(a)	Represents estimated deferred financing costs associated with the senior credit facility, new senior notes and new senior secured notes. These deferred financing costs are reflected as an increase to other noncurrent assets, net, in the accompanying unaudited condensed pro forma combined balance sheet.

(b)	Represents repurchase premiums on the 2022 senior notes that are expected to be paid as part of the debt financing.

(c)	Represents third-party costs paid to obtain consents to waive the change of control repurchase obligation that would otherwise have arisen with respect to the 2018 senior secured notes and the 2019 senior notes.

(d)	The $20.7 million of repurchase premiums and $16.6 million of third-party costs represent a loss on debt extinguishment that has been reflected as a direct increase to New Liberty Global’s accumulated

LIBERTY GLOBAL CORPORATION LIMITED

Notes to Unaudited Condensed Pro Forma Combined Financial Statements (continued)

deficit, net of an assumed tax benefit of $9.1 million based on a blended U.K. statutory tax rate of 24.5%. Due to its nonrecurring nature, the loss on extinguishment has not been reflected in the accompanying unaudited condensed pro forma combined statement of operations.

(7)	Represents the application of acquisition accounting in connection with the mergers. For purposes of these unaudited condensed pro forma combined financial statements, it has been assumed that, with the exception of the preliminary fair value adjustments reflected in the table below, the historical cost bases of Virgin Media’s existing assets and liabilities approximate their fair value. The details of the preliminary acquisition accounting are set forth below (in millions):

Aggregate cash and equity consideration	$16,254.7

Historical equity of Virgin Media	5,111.9
Assumed conversion of Virgin Media convertible notes (note 3)	880.7

Adjusted historical equity of Virgin Media	5,992.6

Preliminary fair value adjustments to existing Virgin Media carrying values:
Customer relationships intangible asset (a)	5,500.0
Long-term debt and capital lease obligations (b)	(586.9)
Elimination of deferred financing costs (c)	(99.5)
Deferred tax adjustments (d)	(1,179.3)

Total fair value adjustments	3,634.3

Estimated incremental increase to goodwill	$6,627.8

(a)	Represents the preliminary estimate of the intangible asset associated with Virgin Media’s customer relationships.

(b)	Represents fair value adjustments associated with the 2018 senior secured notes, the 2019 senior notes and the 2021 senior secured notes. These fair value adjustments are based on market conditions in effect as of December 31, 2012. The ultimate fair value assigned to these notes in acquisition accounting will be dependent on market conditions in effect as of the acquisition date.

(c)	Represents the elimination in acquisition accounting of Virgin Media’s deferred financing costs as of December 31, 2012.

(d)	Represents the deferred tax impacts associated with the incremental differences in book and tax bases created from the preliminary application of acquisition accounting based on a blended U.K. statutory tax rate of 24.5%.

The final allocation of the purchase price will be based upon appraisals and may differ from the preliminary allocation reflected herein. To the extent that additional consideration is allocated to assets with finite lives, the final allocation of the purchase price could result in additional depreciation and or amortization expense that in turn would result in lower operating income and earnings from continuing operations. For example, a $1,000.0 million increase in the value allocated to property and equipment with an average remaining estimated useful life of ten years would result in additional annual depreciation expense of $100.0 million.

In addition to the foregoing, Virgin Media’s historical accumulated deficit of $804.4 million and accumulated other comprehensive loss, net of taxes, of $9.4 million are eliminated against additional paid-in capital in acquisition accounting.

LIBERTY GLOBAL CORPORATION LIMITED

Notes to Unaudited Condensed Pro Forma Combined Financial Statements (continued)

(8)	Represents the $20.3 million annual increase to stock-based compensation expense resulting from the amortization of the estimated increase to the fair value of the unvested portions of Virgin Media stock incentive awards at December 31, 2012 that will be determined in connection with the mergers. The pro forma adjustment is calculated based on the estimated average remaining vesting periods for each type of award. The actual adjustments to stock-based compensation expense associated with the mergers will be dependent on a number of factors, including the market price and historical volatility of the underlying Liberty Global and Virgin Media common stock on the date the mergers are consummated. Any differences between the estimated and actual stock-based compensation expense are not expected to be material in relationship to New Liberty Global’s consolidated operating results.

(9)	Represents amortization of the preliminary estimated fair value assigned to the customer relationships intangible asset of $5,500.0 million. The amortization is computed on a staight-line basis using an estimated useful life of 10 years. An increase (decrease) in the estimated fair value allocated to the customer relationships intangible asset of $1,000.0 million would result in higher (lower) annual amortization expense of $100.0 million. An increase in the estimated useful life of one year would result in lower annual amortization expense of $50.0 million, while a decrease in the estimated useful life of one year would result in higher annual amortization expense of $61.1 million.

(10)	Represents the elimination of $91.3 million of historical interest expense on the Virgin Media convertible notes, assuming that 100% of the Virgin Media convertible notes are converted in connection with the mergers. As discussed in note 3 above, it is possible that some or all of the outstanding principal amount of the Virgin Media convertible notes will not be converted. If none of the Virgin Media convertible notes were converted in connection with the mergers, the pro forma interest expense for New Liberty Global would be $91.3 million higher.

(11)	Represents an increase to interest expense of $24.9 million associated with the assumed settlement of the interest rate swap contracts related to the Sterling 2021 notes. Fair value hedge accounting was applied to these interest rate swap contracts in Virgin Media’s historical consolidated financial statements and, accordingly, this pro forma adjustment removes the reduction to interest expense included in Virgin Media’s historical consolidated financial statements related to these derivative hedging instruments.

(12)	Represents the assumed net increase in interest expense resulting from the debt financing as set forth below (in millions):

Assumed increase in interest expense associated with new borrowings pursuant to the debt financing:
Senior credit facility (a)	$109.9
New senior notes	62.1
New senior secured notes	160.6

332.6

Assumed decrease in interest expense associated with Virgin Media debt to be repaid in connection with the debt financing:
Virgin Media’s existing bank credit facility	(30.6)
2022 senior notes	(36.7)

(67.3)

Increase associated with amortization of deferred financing costs incurred in connection with the debt financing (b)	23.6

Assumed net increase to interest expense associated with the debt financing (c)	$288.9

LIBERTY GLOBAL CORPORATION LIMITED

Notes to Unaudited Condensed Pro Forma Combined Financial Statements (continued)

(a)	Interest expense on borrowings under the senior credit facility accrues at floating rates. The pro forma adjustment to reflect interest expense on the senior credit facility is based on the average actual interest rate of 3.95% at December 31, 2012 and assumes that no amounts are drawn under the £250.0 million ($404.7 million) revolving credit facility and $1,552.3 million of term loan B is not drawn. An increase in the interest rate of 0.125% on the senior credit facility would result in incremental annual interest expense of $3.5 million.

(b)	Deferred financing costs are amortized over the term of the related debt on a straight-line basis, which approximates the effective interest method.

(c)	The increase to interest expense is based on the assumption that the holders of the 2021 senior secured notes will not exercise their change of control repurchase right. To the extent that these holders exercise their change of control repurchase right, we will fund the repayment of the 2021 senior secured notes with additional drawings on term loan B within the senior credit facility. Assuming all of the 2021 senior secured notes were to be repaid with funds provided by term loan B, the net increase to interest expense associated with the debt financing would be $11.9 million lower than what is reflected in the above table.

(13)	Represents the estimated impact of acquisition accounting on interest expense as set forth below (in millions):

Amortization of debt premium on long-term debt (a)	$92.8
Elimination of amortization of deferred financing costs (b)	22.0

Total estimated decrease to interest expense	$114.8

(a)	Represents amortization of the $586.9 million premium that is assumed to be recorded in acquisition accounting to reflect the 2018 senior secured notes, the 2019 senior notes and the 2021 senior secured notes at their December 31, 2012 estimated fair values. The debt premium is amortized over the term of the related debt on a straight-line basis, which approximates the effective interest method.

(b)	Represents the amortization of deferred financing costs reflected in Virgin Media’s historical results of operations for the year ended December 31, 2012. Such deferred financing costs will be eliminated in acquisition accounting.

(14)	Represents assumed impacts to derivative gains and losses from the mergers and the debt financing as set forth below (in millions):

Elimination of the gain on the capped call transactions (a)	$(260.3)
Recognition of a loss on cross-currency interest rate swaps (b)	(69.3)

Total assumed increase to realized and unrealized losses on derivative instruments, net	$(329.6)

(a)	Represents the elimination of the derivative gain on the capped call transactions related to the Virgin Media convertible notes. These derivative instruments are assumed to be settled in connection with the mergers. If some or all of the Virgin Media convertible notes are not converted in connection with the mergers, we may determine to only partially settle or not to settle the capped call transactions. If none of the capped call transactions were to be settled in connection with the mergers, total pro forma realized and unrealized losses on derivative instruments of New Liberty Global would be $260.3 million lower.

LIBERTY GLOBAL CORPORATION LIMITED

Notes to Unaudited Condensed Pro Forma Combined Financial Statements (continued)

(b)	During 2012, Virgin Media entered into cross-currency interest rate swaps on its dollar-denominated 2022 senior notes, for which cash flow hedge accounting was applied in Virgin Media’s 2012 historical consolidated financial statements. For purposes of these unaudited condensed pro forma combined financial statements, the 2022 senior notes are assumed to be repaid as part of the debt financing, but the associated cross-currency interest rate swaps are assumed to remain outstanding. For purposes of the accompanying unaudited condensed pro forma combined statement of operations, we have determined that hedge accounting would no longer apply and, accordingly, we have reflected the fair value adjustments of these cross-currency interest rate swaps as a derivative loss.

(15)	Represents increases to foreign currency transaction gains that are included in other income (expense), net, as set forth below (in millions):

Foreign exchange gain on new dollar-denominated debt (a)	$85.3
Foreign exchange gain on fair value adjustments associated with historical dollar-denominated debt (b)	8.6

Total increase to foreign currency transaction gains	$93.9

(a)	Pursuant to the debt pushdown, the new Dollar senior secured notes and the new Dollar senior notes will become obligations of Virgin Media Secured Finance PLC and Virgin Media Finance PLC, respectively, both of which are U.K. subsidiaries of Virgin Media with U.K. pound sterling functional currencies. Assuming that the new Dollar senior secured notes and the new Dollar senior notes were obligations of these entities effective January 1, 2012, we would have recognized aggregate foreign currency gains of $85.3 million in connection with the remeasurement of these notes into U.K. pounds sterling.

(b)	As discussed in note 7, fair value adjustments were made to the 2018 senior secured notes, the 2019 senior notes and the 2021 senior secured notes in the assumed acquisition accounting. The total fair value adjustment of $586.9 million included $275.8 million of fair value adjustments to the dollar-denominated tranches within these notes. Assuming these fair value adjustments were reflected as of January 1, 2012, we would have recognized foreign currency gains of $8.6 million in connection with the remeasurement of these fair value adjustments into U.K. pounds sterling.

(16)	The income tax impacts of the pro forma adjustments described in notes 8, 9, 11, 12, 13, 15 and the $69.3 million adjustment described in note 14 have been computed based on a blended U.K. statutory tax rate of 24.5%. No tax effects are required to be provided on the pro forma adjustments described in note 10 and the $260.3 million adjustment described in note 14 as these items are reflected at the parent level of Virgin Media, where a full valuation allowance is provided against net deferred tax assets.

(17)	The pro forma weighted average shares outstanding assumes that the estimated number of New Liberty Global shares to be issued to Virgin Media shareholders had the mergers occurred on December 31, 2012 was outstanding since January 1, 2012. The pro forma weighted average shares outstanding for purposes of diluted earnings from continuing operations per share includes 7,830,531 shares associated with the estimated dilutive impact of New Liberty Global’s and Virgin Media’s stock incentive awards.

For purposes of computing the pro forma basic and diluted earnings per share from continuing operations, earnings (loss) from continuing operations is adjusted to remove $44.6 million of Liberty Global’s earnings from continuing operations attributable to noncontrolling interests.

LIBERTY GLOBAL CORPORATION LIMITED

Notes to Unaudited Condensed Pro Forma Combined Financial Statements (continued)

The estimated number of New Liberty Global shares assumed to be issued to Virgin Media shareholders had the mergers occurred on December 31, 2012, as mentioned above, is based on the assumptions discussed in the headnote to these unaudited condensed pro forma combined financial statements, including the assumption that all of the Virgin Media convertible notes will be converted in connection with the mergers. As discussed in notes 3 and 10 above, it is possible that some or all of the outstanding principal amount of the Virgin Media convertible notes will not be converted. If none of the Virgin Media convertible notes were to be converted in connection with the mergers, New Liberty Global’s (i) pro forma basic earnings per share from continuing operations would increase from $7.68 per share to $7.93 per share and (ii) pro forma diluted earnings per share from continuing operations would not change.

ACCOUNTING TREATMENT

The mergers will be accounted for as the acquisition of Virgin Media by New Liberty Global (as the successor to Liberty Global). Accordingly, New Liberty Global will apply the acquisition method of accounting whereby the total purchase price will be allocated to the identifiable net assets of Virgin Media based on assessments of their fair values as of the date of the completion of the mergers and the excess of the purchase price over the fair values of these identifiable intangible assets will be allocated to goodwill. The reported financial condition and results of operations of New Liberty Global issued after completion of the mergers will include Virgin Media’s balances and results from the acquisition date forward, but will not be restated retroactively to reflect the historical financial position or results of operations of Virgin Media. Following the completion of the mergers, the results of operations of the consolidated group will reflect the Virgin Media acquisition accounting adjustments, including, among other items, increased amortization of finite-lived intangible assets.

COMPARATIVE STOCK PRICES AND DIVIDENDS

The LGI series A stock, LGI series B stock and LGI series C stock is listed for trading on Nasdaq under the symbols “LBTYA”, “LBTYB” and “LBTYK”, respectively, and Virgin Media common stock is listed for trading on Nasdaq under the symbol “VMED”. The following table sets forth, for the periods indicated, the high and low sales prices per share of LGI series A stock, LGI series B stock, LGI series C stock and Virgin Media common stock. For current price information, you are urged to consult publicly available sources.

	LGI Series A Stock		LGI Series B Stock		LGI Series C Stock		Virgin Media common stock
	High	Low	High	Low	High	Low	High	Low
Fiscal Year 2013
First Quarter	$73.47	$62.71	$71.50	$63.52	$68.71	$57.66	$49.07	$37.15
Second Quarter*	$75.86	$72.07	$75.12	$73.37	$71.07	$67.03	$50.29	$48.43
Fiscal Year 2012
First Quarter	$52.00	$41.11	$51.46	$42.30	$49.80	$39.98	$26.01	$21.05
Second Quarter	$51.25	$44.87	$51.02	$45.96	$49.20	$43.24	$25.53	$21.25
Third Quarter	$61.00	$48.49	$59.45	$48.99	$56.87	$46.16	$31.09	$23.92
Fourth Quarter	$63.94	$54.05	$63.05	$55.56	$59.69	$50.63	$37.11	$29.39
Fiscal Year 2011
First Quarter	$44.32	$35.41	$43.87	$36.80	$43.10	$34.00	$28.52	$23.88
Second Quarter	$47.30	$39.17	$47.07	$38.11	$45.43	$37.52	$33.32	$26.98
Third Quarter	$47.31	$33.27	$46.64	$34.38	$44.73	$31.82	$30.72	$20.87
Fourth Quarter	$43.23	$32.06	$43.28	$39.37	$41.25	$30.69	$28.14	$20.52

*	Through April 29, 2013

The following table presents the closing prices of shares of LGI series A stock, LGI series B stock, LGI series C stock and shares of Virgin Media common stock, as reported on Nasdaq on:

•	February 4, 2013, the last full trading day prior to market rumors of a transaction between Liberty Global and Virgin Media;

•	February 5, 2013, the last full trading day prior to the public announcement of the merger agreement; and

•	April 29, 2013, the latest practicable date prior to mailing this joint proxy statement/prospectus.

The table also presents the equivalent value of the merger consideration per share of Virgin Media common stock on those dates.

	LGI Series A Stock	LGI Series B Stock	LGI Series C Stock	Virgin Media Common Stock	Equivalent Price Per Share of Virgin Media Common Stock(1)
February 4, 2013	$69.46	$70.00	$64.50	$38.69	$47.87
February 5, 2013	$67.88	$67.89	$62.21	$45.61	$47.02
April 29, 2013	$73.29	$73.37	$68.31	$49.13	$49.59

(1)	Reflects the market value of the VMI merger consideration per share of Virgin Media common stock, calculated by adding (a) the cash consideration, or $17.50 plus (b) the closing price of LGI series A stock as of the specified date multiplied by the exchange ratio of 0.2582 plus (c) the closing price of LGI series C stock as of the specified date multiplied by the exchange ratio of 0.1928.

Liberty Global does not currently pay quarterly cash dividends. Under the terms of the merger agreement, during the period before the closing of the mergers, Liberty Global is prohibited from paying any dividends unless proper steps are taken to provide the same benefits to the Virgin Media stockholders at the closing of the mergers. Virgin Media has paid regular quarterly cash dividends of $0.04 per share since the third quarter of 2007. Under the terms of the merger agreement, during the period before the closing of the mergers, Virgin Media is prohibited from paying any dividends other than such regular quarterly dividends; provided that Virgin Media may accelerate the regular quarterly dividend for the quarter in which the mergers occur. New Liberty Global currently does not intend to pay cash dividends to holders of its ordinary shares.

DESCRIPTION OF NEW LIBERTY GLOBAL SHARES

General

The following information is a summary of the material terms of the Founder New Liberty Global shares and the class A New Liberty Global shares, the class B New Liberty Global shares and the class C New Liberty Global shares, as specified in the New Liberty Global articles. You are encouraged to read the New Liberty Global articles, which are included as Annex H to this joint proxy statement/prospectus. See also “Comparison of Rights of Shareholders of New Liberty Global, Stockholders of Liberty Global and Stockholders of Virgin Media”.

Under English law, persons who are neither residents nor nationals of the U.K. may freely hold, vote and transfer the New Liberty Global shares in the same manner and under the same terms as U.K. residents or nationals.

Share Capital

As of the date of this joint proxy statement/prospectus, there are (i) zero class A New Liberty Global shares issued; (ii) zero class B New Liberty Global shares issued; (iii) zero class C New Liberty Global shares issued; and (iv) 10 Founder New Liberty Global shares issued.

The New Liberty Global board of directors will be authorized in the New Liberty Global articles to allot and issue shares in New Liberty Global, and to grant rights to subscribe for or to convert any security into shares of New Liberty Global, up to an aggregate nominal amount (i.e., par value) of $20,000,000, comprised of any of the following:

(a)      class A New Liberty Global shares, each of which will be entitled to one vote in respect of all matters on which all voting shares have voting rights and, other than with respect to matters that require a class vote, will form a single class with the other voting shares in the capital of the Company for such purposes. Subject to the matters described in the section entitled “—Dividends and Distributions”, each class A New Liberty Global share will rank equally with all other ordinary shares in the capital of New Liberty Global for any dividend, bonus issue or distribution (made on a winding up or otherwise);

(b)      class B New Liberty Global shares, each of which will be entitled to ten votes in respect of all matters on which all voting shares have voting rights and, other than with respect to matters that require a class vote, will form a single class with the other voting shares in the capital of the Company for such purposes. Subject to the matters described in the section entitled “—Dividends and Distributions”, each class B New Liberty Global share will rank equally with all other ordinary shares in the capital of New Liberty Global for any dividend, bonus issue or distribution (made on a winding up or otherwise). Each class B New Liberty Global share may be redesignated (i.e., converted) at any time at the election of the holder into a class A New Liberty Global share;

(c)      class C New Liberty Global shares, none of which will have any voting rights (except as may be required by law). Subject to the matters described in the section entitled “—Dividends and Distributions”, each class C New Liberty Global share will rank equally with all other ordinary shares in the capital of New Liberty Global for any dividend, bonus issue or distribution (made on a winding up or otherwise);

(d)      preference shares with nominal amount (i.e., par value) of $0.01 per share, which will have such rights as the New Liberty Global board of directors shall determine at the time of allotment and issuance and may be issued in one or more classes or series with or without voting rights attached to them, with the New Liberty Global board of directors to determine the existence of such voting rights and, if any, the ranking of such voting rights in relation to the other shares in the capital of New Liberty

Global. The New Liberty Global board of directors will also determine any other terms and conditions of the preference shares, including with regards to their rights: (i) to receive dividends (which may include, without limitation, the right to receive preferential or cumulative dividends); (ii) to distributions made by New Liberty Global on a winding up or otherwise (which may include, without limitation, preferential distributions); and (iii) to be convertible into, or exchangeable for, shares of any other class or classes of shares, at such prices or prices or at such rates of conversion or exchange and with such adjustments as may be determined by the New Liberty Global board of directors; and

(e)      any other share(s) of one or more classes with such rights and restrictions as New Liberty Global may by ordinary resolution determine or as the New Liberty Global board of directors shall determine.

The authorization referred to above will expire five years after adoption of the New Liberty Global articles, and renewal of such authorization is expected to be sought at least once every five years, and possibly more frequently.

The Founder New Liberty Global shares are each entitled to one vote in respect of all matters on which all voting shares have voting rights and, other than with respect to matters that require a class vote, will form a single class with the other voting shares in the capital of New Liberty Global for such purposes. Subject to the matters described in the section entitled “—Dividends and Distributions”, each Founder New Liberty Global share will rank equally with all other ordinary shares in the capital of New Liberty Global for any dividend, bonus issue or distribution (made on a winding up or otherwise). It is anticipated that the Founder New Liberty Global shares currently held by Liberty Global will be canceled as part of the proposed reduction of capital of New Liberty Global (see “Creation of Distributable Reserves of New Liberty Global” for more information), and it is not anticipated that any Founder New Liberty Global shares will be issued upon consummation of the mergers, or thereafter. Once Liberty Global becomes a subsidiary of New Liberty Global, it will no longer be able to exercise any voting rights of any Founder New Liberty Global shares held by it.

Dividends and Distributions

Subject to the U.K. Companies Act 2006, the New Liberty Global board of directors may declare a dividend to be paid to shareholders in accordance with their respective rights and interests in New Liberty Global, and may fix the time for payment of such dividend. Except as otherwise described below (in respect of distributions of the securities of another corporation), whenever a dividend is paid to the holders of one class of New Liberty Global shares, New Liberty Global is also required to pay to the holders of the other classes of New Liberty Global shares, on an equal per share basis. The New Liberty Global board of directors may from time to time declare and pay (in any currency) dividends on its issued share capital only out of its distributable reserves, defined as accumulated realized profits not previously utilized by distribution or capitalization less accumulated realized losses to the extent not previously written off in a reduction or reorganization of capital duly made, and not out of share capital, which includes the share premium account. Distributable reserves are determined in accordance with generally accepted accounting principles at the time the relevant accounts are prepared.

The New Liberty Global board of directors may direct the payment of all or any part of a dividend to be satisfied by distributing specific assets, including paid up shares or debentures of New Liberty Global or any other corporation or entity. Where securities of another corporation or entity are distributed, they must be distributed on the basis that:

(a)	the holders of class A New Liberty Global shares, class B New Liberty Global shares and class C New Liberty Global shares receive the identical class of securities, on an equal per share basis; or

(b)	the holders of class A New Liberty Global shares, the holders of class B New Liberty Global shares and the holders of class C New Liberty Global shares each receive a different class of securities (in which case: (i) the holders of class B New Liberty Global shares will receive the securities having higher voting rights and the holders of class A New Liberty Global shares and class C New Liberty Global shares will receive the securities having lower value voting rights, and (ii) if different classes of securities are being distributed to holders of the class A New Liberty Global shares and class C New Liberty Global shares, then such securities will be distributed either as determined by the New Liberty Global board of directors or such that the relative voting rights of the securities of the class of securities to be received by the holders of class A New Liberty Global shares and class C New Liberty Global shares corresponds, to the extent practicable, to the relative voting rights of each such class of New Liberty Global shares), on an equal per share basis.

The New Liberty Global articles also permit a scrip dividend scheme under which shareholders may be given the opportunity by the New Liberty Global board of directors to elect to receive fully paid shares of the same class or class C New Liberty Global shares instead of cash in respect of the whole or some part of any dividend. Where New Liberty Global shares or Founder New Liberty Global shares are held by or for the benefit of a New Liberty Global subsidiary following the mergers (which will include Liberty Global), such subsidiary will have no voting rights and is expected to waive its entitlement to any dividends or distributions, including any scrip dividends, bonus shares or dividends or distributions of property or debentures of any other company.

Bonus Issues

Subject to the U.K. Companies Act 2006, the New Liberty Global board of directors may declare bonus issues of shares:

(a)	consisting of class C New Liberty Global shares to holders of class A New Liberty Global shares, class B New Liberty Global shares and class C New Liberty Global shares, on an equal per share basis; or

(b)	consisting of class A New Liberty Global shares to holders of class A New Liberty Global shares, class B New Liberty Global shares to holders of class B New Liberty Global shares, and class C New Liberty Global shares to holders of class C New Liberty Global shares, on an equal per share basis; or

(c)	consisting of any other class of shares in the capital of New Liberty Global to holders of class A New Liberty Global shares, class B New Liberty Global shares and class C New Liberty Global shares, on the basis that:

•	the holders of class A New Liberty Global shares, class B New Liberty Global shares and class C New Liberty Global shares receive the identical class of securities, on an equal per share basis; or

•

the holders of class A New Liberty Global shares, the holders of class B New Liberty Global shares and the holders of class C New Liberty Global shares each receive a different class of securities (in which case: (i) the holders of class B New Liberty Global shares will receive the securities having higher value voting rights and the holders of class A New Liberty Global shares and class C New Liberty Global shares will receive the securities having lower value voting rights, and (ii) if different classes of securities are being distributed to holders of the class A New Liberty Global shares and class C New Liberty Global shares, then such securities will be distributed either as determined by the New Liberty Global board of directors or such that the relative voting rights of the securities of the class of securities to be received by the holders of class A New Liberty Global shares and class C New Liberty Global shares corresponds, to the extent practicable, to the relative voting rights of each such class of New Liberty Global shares), in each case, on an equal per share basis.

Voting Rights

Subject to any rights or restrictions as to voting attached to any class of shares and subject to disenfranchisement (i) in the event of non-payment of any call or other sum due and payable in respect of any shares not fully paid, (ii) in the event of any non-compliance with any statutory notice requiring disclosure of an interest in shares, (iii) with respect to any shares held by any subsidiary of New Liberty Global or (iv) in the event of any non-compliance with the information requirements set out in the New Liberty Global articles in respect of a resolution that a qualifying shareholder (or shareholders) is (or are) proposing to bring before a meeting, every shareholder (other than any subsidiary of New Liberty Global) who (being an individual) is present in person or (being a corporation) is present by a duly authorized corporate representative at a general meeting of New Liberty Global will have one vote for every class A New Liberty Global share of which he, she or it is the holder, and ten votes for every class B New Liberty Global share of which he, she or it is the holder, and every person present who has been appointed as a proxy shall have one vote for every class A New Liberty Global share in respect of which he or she is the proxy, and ten votes for every class B New Liberty Global share in respect of which he or she is the proxy.

In the case of joint holders, the vote of the person whose name stands first in the register of shareholders and who tenders a vote, whether in person or by proxy, is accepted to the exclusion of any votes tendered by any other joint holders.

The necessary quorum for a general shareholder meeting is the shareholders who together represent at least a majority of the voting rights of all the shareholders entitled to vote at the meeting, present in person or by proxy.

An annual general meeting shall be called by not less than 21 clear days’ notice (i.e., excluding the date of receipt or deemed receipt of the notice and the date of the meeting itself). For all other general meetings except general meetings properly requisitioned by shareholders, such meetings shall be called by not less than 14 clear days’ notice.

General Meetings and Notices

The notice of a general meeting shall be given to the shareholders (other than any who, under the provisions of the New Liberty Global articles or the terms of allotment or issue of shares, are not entitled to receive notice), to the New Liberty Global board of directors and to the auditors. Under English law, New Liberty Global is required to hold an annual general meeting of shareholders within six months from the day following the end of its fiscal year and, subject to the foregoing, the meeting may be held at a time and place determined by the New Liberty Global board of directors whether within or outside of the U.K.

Winding Up

In the event of a voluntary winding-up of New Liberty Global, the liquidator may, on obtaining any sanction required by law, divide among the shareholders the whole or any part of the assets of New Liberty Global, whether or not the assets consist of property of one kind or of different kinds. Upon any such winding up, after payment or provision for payment of New Liberty Global’s debts and liabilities and, subject to the prior payment in full of any preferential amounts to which New Liberty Global’s holders of preference shares may be entitled, the holders of class A New Liberty Global shares, class B New Liberty Global shares and class C New Liberty Global shares (and any other shares outstanding at the relevant time which rank equally with such shares) will share equally, on a share for share basis, in New Liberty Global’s assets remaining for distribution to the holders of New Liberty Global’s ordinary shares.

The liquidator may also, with the same authority, transfer the whole or any part of the assets to trustees upon any trusts for the benefit of the shareholders as the liquidator decides. No past or present shareholder can be compelled to accept any asset which could subject him or her to a liability.

Preemptive Rights and New Issues of Shares

Under Section 549 of the U.K. Companies Act 2006, directors are, with certain exceptions, unable to allot and issue securities without being authorized either by the shareholders or by the company’s articles of association, pursuant to Section 551 of the U.K. Companies Act 2006. In addition, under Section 561 of the U.K. Companies Act 2006, the issuance of equity securities that are to be paid for wholly in cash (except shares held under an employees’ share scheme) must be offered first to the existing holders of equity securities in proportion to the respective nominal amounts (i.e., par values) of their holdings on the same or more favorable terms, unless a special resolution (i.e., a resolution approved by the holders of at least 75% of the aggregate voting power of the outstanding New Liberty Global shares that, being entitled to vote, vote on the resolution) to the contrary has been passed or the articles of association otherwise provide an exclusion from this requirement (which exclusion can be for a maximum of five years after which shareholders’ approval would be required to renew the exclusion). In this context, equity securities generally means shares other than shares which, with respect to dividends or capital, carry a right to participate only up to a specified amount in a distribution, which, in relation to New Liberty Global, will include the New Liberty Global shares and the Founder New Liberty Global shares, and all rights to subscribe for or convert securities into such shares.

A provision in the New Liberty Global articles will authorize the directors, for a period up to five years from the date on which the New Liberty Global articles are adopted to (i) allot and issue equity securities, or to grant rights to subscribe for or to convert or exchange any security into shares of New Liberty Global up to an aggregate nominal amount (i.e., par value) of $20,000,000 and (ii) exclude preemptive rights in respect of such issuances for the same period of time. Such authorization will continue for five years and renewal of such authorization is expected to be sought at least once every five years, and possibly more frequently.

The U.K. Companies Act 2006 prohibits an English company from issuing shares at a discount to nominal amount (i.e., par value) or for no consideration, including with respect to grants of restricted stock made pursuant to equity incentive plans. If the shares are issued upon the lapse of restrictions or the vesting of any restricted stock award or any other share-based grant underlying any New Liberty Global shares or Founder New Liberty Global shares, the nominal amount (i.e., par value) of the shares must be paid up pursuant to the U.K. Companies Act 2006.

Disclosure of Ownership Interests in Shares

Section 793 of the U.K. Companies Act 2006 gives New Liberty Global the power to require persons whom it knows have, or whom it has reasonable cause to believe have, or within the previous three years have had, any ownership interest in any New Liberty Global shares to disclose specified information regarding those shares. Failure to provide the information requested within the prescribed period (or knowingly or recklessly providing false information) after the date the notice is sent can result in criminal or civil sanctions being imposed against the person in default.

Under the New Liberty Global articles, if any shareholder, or any other person appearing to be interested in New Liberty Global shares held by such shareholder, fails to respond to a Section 793 notice, or, in purported compliance with such a notice, makes a statement which is materially false or misleading then the New Liberty Global board of directors may withdraw voting and certain other rights, place restrictions on the rights to receive dividends and transfer such shares (including any shares allotted or issued after the date of the Section 793 notice in respect of those shares).

Alteration of Share Capital/Repurchase of Shares

Subject to the provisions of the U.K. Companies Act 2006, and without prejudice to any relevant special rights attached to any class of shares, New Liberty Global may, from time to time:

•	increase its share capital by allotting and issuing new shares in accordance with the authority contained in the relevant shareholder resolution and the New Liberty Global articles;

•	consolidate and divide all or any of its share capital into shares of a larger nominal amount (i.e., par value) than the existing shares;

•	subdivide any of its shares into shares of a smaller nominal amount (i.e., par value) than its existing shares; and

•	redenominate its share capital or any class of share capital.

New Liberty Global may not consolidate, divide, sub-divide or redenominate any class of ordinary shares without consolidating, dividing, sub-dividing or redenominating (as the case may be) the other classes of ordinary shares, on an equal per share basis.

English law prohibits New Liberty Global from purchasing its own shares unless such purchase has been approved by its shareholders. Shareholders may approve two different types of such share purchases; “on-market” purchases or “off-market” purchases. “On-market” purchases may only be made on a “recognised investment exchange”, which does not include Nasdaq, which is the only exchange on which New Liberty Global’s shares will be traded. In order to purchase its own shares, New Liberty Global must therefore obtain shareholder approval for “off-market purchases”. This requires that New Liberty Global shareholders pass a special resolution approving the terms of the contract pursuant to which the purchase(s) are to be made. Such approval may be for a maximum period of up to five years.

Prior to the effective times of the mergers, a special resolution will be passed by Liberty Global, as the current sole shareholder of New Liberty Global, to approve certain contracts pursuant to which New Liberty Global will be able to make “off-market” purchases from selected investment banks. This special resolution may be renewed prior to its expiration (i.e., within five years), and renewal of such authorization may be sought at least once every five years, and possibly more frequently. However, New Liberty Global shares may only be repurchased out of distributable reserves (see “Creation of Distributable Reserves for New Liberty Global”) or, subject to certain exceptions, out of the proceeds of a new issuance of shares made for that purpose.

Transfer of Shares

The New Liberty Global articles allow shareholders to transfer all or any of their shares by instrument of transfer in writing in any usual form or in any other form which is permitted by the U.K. Companies Act 2006 and is approved by the New Liberty Global board of directors. The instrument of transfer must be executed by or on behalf of the transferor and (in the case of a transfer of a share which is not fully paid) by or on behalf of the transferee.

The New Liberty Global board of directors may refuse to register a transfer if:

•	it is with respect to shares in certificated form that are not fully paid, so long as the refusal does not prevent dealings in New Liberty Global shares from taking place on an open and proper basis;

•	it is with respect to shares on which New Liberty Global has a lien, including with respect to shares that are not fully paid;

•

the instrument of transfer is not duly stamped to show payment of stamp duty (if such stamp is required) and presented with the share certificate or other evidence of title reasonably required by the directors;

•	the instrument of transfer is in respect of more than one class of shares;

•	the instrument of transfer is in respect of more than four persons jointly; or

•	in certain circumstances, if the holder has failed to provide the information requested by New Liberty Global referred to in “—Disclosure of Ownership Interests in Shares” above.

If the New Liberty Global board of directors refuses to register a transfer of a share, it shall, within two months after the date on which the transfer was delivered to New Liberty Global, send to the transferee notice of the refusal, together with its reasons for refusal.

Liability of New Liberty Global and its Directors and Officers

The New Liberty Global articles provide that English courts have exclusive jurisdiction with respect to any suits brought by shareholders (in their capacity as such) against New Liberty Global or its directors. See “Comparison of Rights of Shareholders of New Liberty Global, Stockholders of Liberty Global and Stockholders of Virgin Media—Liability of Directors and Officers” for further information regarding the liability of New Liberty Global’s directors and officers.

Takeover Provisions

The takeover provisions applicable to New Liberty Global differ from those applicable to a Delaware corporation (such as Liberty Global or Virgin Media) by virtue of the differences between (i) the DGCL and the U.K. Companies Act 2006 and (ii) the governing documents of Liberty Global and Virgin Media and the New Liberty Global articles.

An English public limited company is potentially subject to the U.K. City Code on Takeovers and Mergers, which we refer to in this joint proxy statement/prospectus as the Takeover Code if, among other factors, its place of central management and control is within the U.K., the Channel Islands or the Isle of Man. The Takeover Panel will generally look to the residency of a company’s directors to determine where it is centrally managed and controlled. The Takeover Panel has confirmed that, based upon New Liberty Global’s current and intended plans for its directors and management, the Takeover Code will not apply to New Liberty Global.

It is possible that, in the future, circumstances could change that may cause the Takeover Code to apply to New Liberty Global. In particular, in a consultation paper dated July 5, 2012, the Code Committee of the Takeover Panel has proposed deleting, among other things, the requirement that for the Takeover Code to apply to an English public limited company, the company must have its central place of management and control within the U.K., the Channel Islands or the Isle of Man. If the proposal made by the Code Committee of the Takeover Panel were to be adopted, New Liberty Global, by virtue of having its registered office in the U.K., could become subject to the Takeover Code.

It should be noted that if New Liberty Global becomes subject to the Takeover Code, the ability of the directors of New Liberty Global to engage in defensive measures to seek to frustrate bids will, in addition to being subject to the directors’ statutory and fiduciary duties, be subject to the provisions of the Takeover Code.

Issuance of Preference Shares

The New Liberty Global board of directors will have the authority, without further action of its shareholders for a period of five years (from the date of adoption of the New Liberty Global articles), but subject to its statutory and fiduciary duties, and to the requirements of English law applicable to New Liberty Global, to allot and issue New Liberty Global shares, or to grant rights to subscribe for or to convert any security into New Liberty Global shares, up to an aggregate nominal amount (i.e., par value) of $20,000,000. Such authority will continue for five years (from the date of adoption of the New Liberty Global articles) before which it must be renewed, but New Liberty Global may seek renewal for additional five year terms more frequently. The shares allotted and issued pursuant to any such authorities may comprise (in whole or in part) preference shares or other shares, in one or more classes with such rights and restrictions as the New Liberty Global board of directors shall determine. The issuance of preference shares on various terms could adversely affect the holders of New Liberty Global shares. The potential issuance of preference shares may discourage bids for New Liberty Global shares at a premium over the market price, may adversely affect the market price of New Liberty Global shares and may discourage, delay or prevent a change of control of New Liberty Global.

COMPARISON OF RIGHTS OF SHAREHOLDERS OF NEW LIBERTY GLOBAL, STOCKHOLDERS OF LIBERTY GLOBAL AND STOCKHOLDERS OF VIRGIN MEDIA

Summary of Material Differences between the Rights of

New Liberty Global Shareholders and Liberty Global Stockholders

Your rights as a Liberty Global stockholder are governed by Delaware law and Liberty Global’s restated certificate of incorporation and bylaws. At the effective time of the first LGI merger, your shares of Liberty Global common stock will be canceled and converted into the right to receive New Liberty Global shares. Because New Liberty Global will be, at the effective time of the first LGI merger, a public limited company incorporated under English law, the rights of the shareholders of New Liberty Global will be governed by applicable English law, including the U.K. Companies Act 2006, and by the New Liberty Global articles. Additionally, prior to the effective times of the mergers, Liberty Global, as the current sole shareholder of New Liberty Global, will pass a resolution to reduce the capital of New Liberty Global by canceling the Founder New Liberty Global shares currently held by Liberty Global as the sole shareholder of New Liberty Global and reducing its share premium account to zero to allow the creation of distributable reserves. See “Creation of Distributable Reserves of New Liberty Global”. It is not anticipated that any Founder New Liberty Global shares will be issued upon consummation of the mergers or thereafter.

Certain of the principal attributes of Liberty Global common stock and New Liberty Global shares are similar. However, there are differences between the rights of stockholders of Liberty Global under Delaware law and the rights of shareholders of New Liberty Global following the mergers under English law. In addition, there are differences between Liberty Global’s restated certificate of incorporation and bylaws and the New Liberty Global articles.

The following is a summary comparison of the material differences between the rights of Liberty Global stockholders under Delaware law and Liberty Global’s restated certificate of incorporation and bylaws and the rights Liberty Global stockholders will have as shareholders of New Liberty Global under English law and the New Liberty Global articles. The discussion in this section does not include a description of rights or obligations under the U.S. federal securities laws, relevant Nasdaq listing requirements or standards or Liberty Global’s or New Liberty Global’s governance or other policies. Such rights, obligations or provisions generally apply equally to the Liberty Global common stock and the New Liberty Global shares. In addition, immediately following the completion of the mergers, the New Liberty Global shares will be held through the facilities of the Depository Trust Company and, as a result, your rights will also be governed by the rules and procedures of the Depository Trust Company and the relationship between you and the bank, broker or other financial institution who holds New Liberty Global shares on your behalf.

The following discussion is a summary of certain material differences in your rights that would result from the mergers and assuming you currently hold Liberty Global common stock and a comparison of your other material rights before and after the mergers. As such, this summary does not cover all the differences between applicable English law and Delaware law affecting corporations and their stockholders or all of the differences between Liberty Global’s restated certificate of incorporation and bylaws and the New Liberty Global articles. While we believe this summary is accurate in all material respects, the following descriptions are qualified in their entirety by reference to the complete text of the relevant provisions of applicable English law, Delaware law, Liberty Global’s restated certificate of incorporation and bylaws and the New Liberty Global articles. We encourage you to read those laws and documents. A copy of the New Liberty Global articles is attached to this proxy statement/prospectus as Annex H. For more information, including how you can obtain a copy of Liberty Global’s restated certificate of incorporation and bylaws, see “Where You Can Find More Information”. Under English law holders of a company’s shares are referred to as “members,” but for clarity, they are referred to as “shareholders” in the following comparison and elsewhere in this joint proxy statement/prospectus.

Provisions Currently Applicable to Liberty Global Stockholders	Provisions Applicable to New Liberty Global Shareholders

Authorized Capital

The authorized capital stock of Liberty Global consists of 1,100,000,000 shares of capital stock divided into the following classes and series: (i) 500,000,000 shares of LGI series A stock, (ii) 50,000,000 shares of LGI series B stock, (iii) 500,000,000 shares of LGI series C stock, and (iv) 50,000,000 shares of Liberty Global preferred stock, par value $0.01 per share.

There is no concept of authorized share capital under English law, however the New Liberty Global articles provide the New Liberty Global board of directors with the authority to allot and issue a specified amount of shares (free of statutory preemptive rights) for the first five years after adoption of the New Liberty Global articles. See “Preemptive Rights” below for further information.

Voting Rights

LGI series A stock and LGI series B stock are the only voting stock of Liberty Global and vote together as a single class on all matters, except as otherwise required by the DGCL.

Each share of LGI series A stock has one vote and each share of LGI series B stock has ten votes on all matters submitted to a vote of stockholders at any annual or special meeting.

Shares of LGI series C stock are non-voting, except where otherwise required by the DGCL. When the vote or consent of the holders of shares of LGI series C stock is required by the DGCL, the holders of shares of LGI series C stock are entitled to 1/100 of a vote per share.

If issued, the voting rights of holders of Liberty Global preferred stock will be determined by the Liberty Global board of directors, as specified in the certificate of designation with respect to such preferred stock.

Subject to the rights of the holders of any series of preferred stock, if issued, and except as otherwise required by applicable law, Liberty Global’s restated certificate of incorporation or, for the election of directors, the affirmative vote of a majority of the combined voting power of the outstanding shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders.

Subject to the rights of the holders of any series of preferred stock, if issued, directors of Liberty Global shall be elected by a plurality of the combined voting power of the outstanding shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Class A New Liberty Global shares, class B New Liberty Global shares and Founder New Liberty Global shares are the only voting shares of New Liberty Global and vote together as a single class on all matters, except as otherwise required by English law.

Each class A New Liberty Global share and each Founder New Liberty Global share has one vote, and each class B New Liberty Global share has ten votes, on all matters submitted to a vote of shareholders at any shareholders’ meetings, which we refer to in this joint proxy statement/prospectus as general meetings.

Class C New Liberty Global shares are non-voting, except where otherwise required by English law. Class C New Liberty Global shares are also issued without the right to receive notice of general meetings, unless otherwise determined by the board of directors of New Liberty Global.

Note that the process to amend the rights of any particular class of shares would, even in the case of class C New Liberty Global shares that have no votes, require approval of the holders of that class of shareholders. See “Class Voting Rights” below for further details.

If issued, the voting rights of holders of preference shares will be determined by the New Liberty Global board of directors, as specified in the documents memorializing the terms and conditions of the preference shares.

Under English law and the New Liberty Global articles, certain matters require an “ordinary resolution”, which must be approved by the holders of at least a majority of the aggregate voting power of the

Provisions Currently Applicable to Liberty Global Stockholders	Provisions Applicable to New Liberty Global Shareholders

Liberty Global’s restated certificate of incorporation provides that, subject to certain exceptions (e.g., 75 percent of the members of the Liberty Global board of directors then in office have approved the proposal), a supermajority vote of at least 80 percent of the total voting power entitled to vote at a meeting of stockholders is required to approve:

(1)     the amendment, alteration or repeal of any provision of the restated certificate of incorporation;

(2)     the adoption, amendment, or repeal of any provision of the bylaws;

(3)     the merger or consolidation of Liberty Global with or into any other corporation;

(4)     the sale, lease or exchange of all, or substantially all, of the assets of Liberty Global; or

(5)     the dissolution of Liberty Global.

outstanding New Liberty Global shares that, being entitled to vote, vote on the resolution at the general meeting, and certain other matters require a “special resolution”, which requires the affirmative vote of the holders of at least 75 percent of the aggregate voting power of the outstanding New Liberty Global shares that, being entitled to vote, vote on the resolution at the general meeting.

An ordinary resolution is required to (among other things): give, vary, revoke or renew a director’s authority to allot and issue shares and elect directors of the New Liberty Global board of directors.

Where the election of a director is contested, (i.e., there is a general meeting at which it is proposed to vote on resolutions for the election of directors and the total number of proposed directors exceeds the total number of directors to be elected at such general meeting), the New Liberty Global articles provide a form of “plurality voting” applicable to such contested elections of directors (i.e., the directors with the greatest number of votes are elected in descending order until the number of directors to be elected at such meeting is satisfied) instead of by ordinary resolution as would normally be required for the appointment of directors.

A special resolution is required to (amongst other things):

(1)     approve an amendment to New Liberty Global’s articles of association;

(2)     exclude statutory preemptive rights on the allotment and issuance of securities for cash (for up to five years);

(3)     reduce New Liberty Global’s share capital;

(4)     re-register New Liberty Global as a private company (or vice versa); and

(5)     liquidate New Liberty Global.

Voting Record Date
Liberty Global’s bylaws provide that the record date for determining the stockholders entitled to attend and vote at any meeting shall be not more than 60 days and	The New Liberty Global articles provide that, unless otherwise required by law, the record date for determining the shareholders entitled to attend and vote

Provisions Currently Applicable to Liberty Global Stockholders	Provisions Applicable to New Liberty Global Shareholders
not less than ten days prior to the meeting date, unless otherwise required by the DGCL.	at any meeting shall be not more than 60 days and not less than ten days prior to the meeting date.

Quorum
Holders of a majority in total voting power of the outstanding shares of stock entitled to vote at the meeting shall be present in person or represented by proxy in order to constitute a quorum for the transaction of any business.	Holders of a majority of the voting rights of all the shareholders entitled to vote at the general meeting shall be present in person or represented by proxy in order to constitute a quorum for the transaction of any business.

Annual Meetings of Stockholders/Shareholders

Liberty Global’s bylaws provide that an annual meeting of stockholders for the purpose of electing directors and of transacting any other business shall be held each year at such date, time and place, as may be specified by the Liberty Global board of directors in the notice of meeting.

Pursuant to the DGCL, any stockholder or director may petition the Court of Chancery to order a meeting to elect directors if the annual meeting has not been held within 30 days of the date set for such meeting or thirteen months following the date the previous annual meeting was held.

The New Liberty Global articles provide that annual shareholders’ meetings, which we refer to in this joint proxy statement/prospectus as annual general meetings, are held and that the election and re-election of a relevant class of directors shall take place thereat. Meetings will take place at such date, time and place, as may be specified by the New Liberty Global board of directors in the notice of meeting. English law requires that each annual general meeting must take place within the six month period beginning with the day following the end of the company’s fiscal year, but does not specify what business must be transacted at the annual general meeting, nor are there any restrictions on business (however, the annual general meeting is usually the meeting that is used for matters which must be dealt with each financial year, such as the re-election of directors, fixing the remuneration of auditors and consideration of the annual accounts, directors’ report and auditors’ report).

Special Meetings of Stockholders/Shareholders

Liberty Global’s bylaws provide that special meetings of stockholders may be called by the secretary of Liberty Global only at the request of not less than 75 percent of the members of the Liberty Global board of directors then in office. Liberty Global stockholders may not call a special meeting of stockholders.

Liberty Global’s bylaws provide that only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the notice of that special meeting.

The New Liberty Global board of directors can call general meetings at such date, time and place, as they may specify in the notice of meeting.

Under English law, one or more shareholders holding voting shares representing at least five percent of the paid-up capital of New Liberty Global can require (or requisition) New Liberty Global to call and hold a general meeting.

The only business that may be conducted at a general meeting is the business that is referred to in the relevant notice of such general meeting.

Provisions Currently Applicable to Liberty Global Stockholders	Provisions Applicable to New Liberty Global Shareholders

Notice of Annual and Special Meetings of Stockholders/Shareholders

Generally, the DGCL requires that notice to stockholders of the place (if any), date, and hour, and means of remote communication, if any, of each annual and special stockholders’ meeting be given at least ten days, but no more than 60 days, before the meeting date. Pursuant to the DGCL, notice of a stockholders’ meeting to vote upon a merger or a sale of all or substantially all of the corporation’s assets must be delivered at least 20 days before the meeting date. In the case of a special meeting, the notice must also state the purpose or purposes for which the meeting is called.

Liberty Global’s bylaws provide that all meetings of stockholders are to be held at such time and place as may be stated in the notice of the meeting and that such notice must state: (i) the place, if any, date and hour thereof; the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, (ii) the place within the city, other municipality or community or electronic network at which the list of stockholders may be examined, and (iii) in the case of a special meeting, the purpose or purposes for which the meeting is called.

Liberty Global’s bylaws provide that notice of an annual or special meeting will be given to each stockholder entitled to vote thereat at least ten days but not more than 60 days before the date of the meeting, unless a different period is prescribed by law, or the lapse of the prescribed period of time shall have been waived.

The New Liberty Global board of directors can call general meetings at such date, time and place, as they may specify in the notice of meeting.

The notice of the general meeting must state the date, time and place of the meeting and the general nature of the business to be dealt with, and where it is proposed to pass a particular resolution as a special resolution the notice should state as such (as well as include the text of the proposed special resolution). The notice of any annual general meeting should also identify the meeting as being an annual general meeting. A general meeting may be held within or outside the U.K. Business transacted at a general meeting of shareholders shall be limited to the purposes stated in the notice.

Under English law, an annual general meeting must be called by at least 21 clear days’ notice. This notice period can be shortened if all shareholders who are permitted to attend and vote agree to the shorter notice.

A general meeting other than the annual general meeting must be called by not less than 14 clear days’ notice. This notice period can be shortened if shareholders holding at least 95 percent of the voting rights in New Liberty Global agree.

“Clear days” means calendar days and excludes: (i) the date of receipt or deemed receipt of the notice; and (ii) the date of the meeting itself.

Where the general meeting is properly required to be called by the shareholders of New Liberty Global (see “Special Meetings of Stockholders/Shareholders” above), the New Liberty Global board of directors must call the general meeting within 21 days, and the meeting itself should be held not more than 28 days, after the date of the notice convening the meeting.

Stockholder/Shareholder Proposals
Liberty Global’s bylaws provide that: (i) the proposal of other business may be made at an annual meeting of stockholders by a stockholder of Liberty Global and	Where a general meeting is properly required to be called by the shareholders of New Liberty Global (see “Special Meetings of Stockholders/Shareholders”

Provisions Currently Applicable to Liberty Global Stockholders	Provisions Applicable to New Liberty Global Shareholders

(ii) only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the notice of such special meeting.

For proposals to be properly brought before an annual meeting, the stockholder must have given timely notice thereof in writing to the secretary of Liberty Global and such other business must otherwise be a proper matter for action by the stockholders. To be timely, a stockholder’s notice must set forth all information regarding the proposed business and the proposing stockholder and any associated person as required under the bylaws and must be delivered to the secretary at the principal office of Liberty Global not earlier than the close of business on the 120th day nor later than the close of business on the 90th day prior to the date of the first anniversary of the preceding year’s annual meeting. In the event that the date of an annual meeting is more than 30 days before or more than 70 days after the date of the first anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of: (i) the 90th day prior to such annual meeting and (ii) the tenth day after the day on which public announcement of the date of such annual meeting is first made by Liberty Global.

above), if the notice requesting the general meeting identifies a resolution intended to be properly moved (i.e., put to shareholders) at the meeting, the notice convening the meeting must include notice of the resolution, which would then form part of the business to be dealt with at the meeting.

Under English law, one or more shareholders holding at least five percent of the total voting rights of all shareholders who have the right to vote on a resolution or at least 100 shareholders who have a right to vote and hold (on average) at least £100 per shareholder of paid-up share capital can require New Liberty Global to give notice of any resolutions that may, and are intended to, be properly moved (i.e., put to shareholders) at the next annual general meeting (including, for the avoidance of doubt, a resolution electing a director). The request must be received at least six weeks before the relevant annual general meeting or if later, the time at which notice of the meeting is given. If so requested, New Liberty Global is required to give notice of the resolution in the same manner and at the same time (or as soon as reasonably practical thereafter) as the notice of the annual general meeting.

A resolution may be “properly moved” (i.e., put to the shareholders) at a general meeting or annual general meeting, unless:

(1)     it would, if passed, be ineffective (whether by reason of inconsistency with any law or the New Liberty Global articles);

(2)     it is defamatory of any person; or

(3)     it is frivolous or vexatious.

The New Liberty Global articles impose further requirements on the content of any shareholder notice to either: (i) request a general meeting for the purposes of proposing a resolution; or (ii) propose a resolution for a general meeting. The provisions require the notice to include (without limitation) matters relating to the identity of the relevant shareholder(s) and certain associated persons (including those acting in concert), and their respective interests in New Liberty Global. Additionally, the New Liberty Global articles impose further requirements as to when such notices must be delivered. The provisions require (broadly, and subject

Provisions Currently Applicable to Liberty Global Stockholders	Provisions Applicable to New Liberty Global Shareholders
to limited exceptions) the notices to be delivered to the company no earlier than the close of business on the 120th day, nor later than the close of business on the 90th day, prior to the anniversary of the previous annual general meeting. If these additional content and timing requirements are not complied with, then the relevant shareholder(s) who gave the notice, shall not be entitled to vote their shares in respect of the matters which are the subject of such notice.

Stockholder/Shareholder Nominations of Directors

Liberty Global’s bylaws provide that nominations of persons for election to the board of directors may be made at an annual meeting or at a special meeting, if directors are to be elected at such special meeting, of stockholders by a stockholder of Liberty Global.

For nominations for election to the Liberty Global board of directors to be properly brought before a stockholders meeting, the stockholder must have given timely notice as described above under “Stockholder/Shareholder Proposals” with the exception noted below, and such notice must include all the information regarding the nominee(s), the stockholder giving the notice and any associated person, as set forth in the bylaws.

If the number of directors to be elected to the board of directors of Liberty Global is increased and there is no public announcement naming all of the nominees for director at least 100 days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice will also be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to the secretary at the principal office of Liberty Global not later than the close of business on the tenth day after the day on which such public announcement is first made by Liberty Global.

Shareholders, whether individually or collectively, who meet the relevant thresholds can requisition general meetings and require certain resolutions to be proposed at general meetings, and these resolutions may include nominations of persons for election to the New Liberty Global board of directors (see “Special Meetings of Stockholders/Shareholders” and “Stockholder/Shareholder Proposals” above).

The shareholders of New Liberty Global also have the right in the New Liberty Global articles to elect directors by ordinary resolution. The New Liberty Global board of directors also has the right in the New Liberty Global articles to elect and remove directors.

Sources of Dividends

Pursuant to the DGCL, subject to certain restrictions, the Liberty Global board of directors may declare and pay dividends out of:

(1)     surplus of the corporation, which is defined as net assets less statutory capital; or

New Liberty Global may declare and pay dividends on its issued share capital only out of its “distributable reserves”, defined as accumulated, realized profits less accumulated, realized losses, and not out of share capital. For this purpose, share capital includes any share premium, being an amount equal to the excess of the consideration for the issue of shares over the

Provisions Currently Applicable to Liberty Global Stockholders	Provisions Applicable to New Liberty Global Shareholders

(2)     if no surplus exists, out of the net profits of the corporation for the year in which the dividend is declared and/or the preceding year,

provided, however, that if the net assets of the corporation have been diminished to an amount less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having preference upon the distribution of assets, the board of directors may not declare and pay dividends out of the corporation’s net profits until the deficiency has been repaired. Generally, under the DGCL, the board of directors must consider the actual, current value of the corporation’s assets.

aggregate nominal amount (i.e., par value) of such shares.

In addition, under English law, New Liberty Global will not be permitted to declare and pay a dividend if, at the time, the amount of its net assets is less than the aggregate of its issued and called-up share capital and undistributable reserves or to the extent that the dividend will reduce the net assets below such amount.

Declaration of Dividends

Pursuant to the DGCL, dividends may be declared by the Liberty Global board of directors at any time, and may be paid in cash, property or in shares of a corporation’s capital stock, as described above in “Sources of Dividends”. Before payment of any dividend, there may be set aside out of the funds of Liberty Global available for dividends such sums as the directors think proper as a reserve to meet contingencies, to equalize dividends or to repair or maintain company property or for any other purpose.

Liberty Global’s restated certificate of incorporation provides that dividends shall be payable only as and when declared by the board of directors out of assets of Liberty Global legally available therefor.

Whenever a dividend, other than a dividend that consists of a share distribution, is paid to the holders of one or more series of Liberty Global common stock, Liberty Global also shall pay to the holders of each other series of Liberty Global common stock a dividend per share equal to the dividend per share paid to the holders of such first one or more series of Liberty Global common stock as provided in the section of restated certificate of incorporation entitled “Share Distributions”.

Distributions made in shares of LGI series A stock, LGI series B stock, LGI series C stock or any other

The shareholders may declare dividends by ordinary resolution, except that no dividend may exceed the amount recommended by the New Liberty Global board of directors. Furthermore, the New Liberty Global articles also provide that a general meeting declaring a dividend may, upon recommendation by the New Liberty Global board of directors, direct by ordinary resolution that the dividend shall be satisfied wholly or partly by the distribution of assets, including (without limitation) paid up shares or debentures of another corporation.

The New Liberty Global articles authorize the directors to declare interim dividends (including wholly or partly by the distribution of assets) if the New Liberty Global board of directors considers that they are justified by the profits of New Liberty Global available for distribution.

Where the distribution includes securities issued by another corporation, these securities must be distributed on the basis that:

(1)     the holders of class A New Liberty Global shares, class B New Liberty Global shares and class C New Liberty Global shares receive the identical class of securities, on an equal per share basis; or

(2)     the holders of class A New Liberty Global shares, the holders of class B New Liberty Global shares

Provisions Currently Applicable to Liberty Global Stockholders	Provisions Applicable to New Liberty Global Shareholders

security with respect to LGI series A stock, LGI series B stock or LGI series C stock may be declared and paid only as follows:

(1)     a share distribution (i) consisting of shares of LGI series A stock (or securities convertible therefor) to holders of LGI series A stock, LGI series B stock and LGI series C stock, on an equal per share basis; or (ii) consisting of shares of LGI series B stock (or securities convertible therefor) to holders of LGI series A stock, LGI series B stock and LGI series C stock, on an equal per share basis; or (iii) consisting of shares of LGI series C stock (or securities convertible therefor) to holders of LGI series A stock, LGI series B stock and LGI series C stock, on an equal per share basis; or (iv) consisting of shares of LGI series A stock (or securities convertible therefor) to holders of LGI series A stock and, on an equal per share basis, shares of LGI series B stock (or securities convertible therefor) to holders of LGI series B stock and, on an equal per share basis, shares of LGI series C stock (or securities convertible therefor) to holders of LGI series C stock; and

(2)     a share distribution consisting of shares of any class or series of securities of Liberty Global or any other person, other than LGI series A stock, LGI series B stock or LGI series C stock (or securities convertible therefor) on the basis of a distribution of (i) identical securities, on an equal per share basis, to holders of LGI series A stock, LGI series B stock and LGI series C stock; or (ii) separate classes or series of securities, on an equal per share basis, to holders of LGI series A stock, LGI series B stock and LGI series C stock; or (iii) a separate class or series of securities to the holders of one or more series of Liberty Global’s common stock and, on an equal per share basis, a different class or series of securities to the holders of all other series of Liberty Global’s common stock, provided that, in the case of (ii) or (iii) above, the securities so distributed do not differ in any respect other than their relative voting rights and related differences in designation, conversion and share distribution provisions, with the holders of shares of LGI series B stock receiving securities of the class or series having the highest and the holders of class C New Liberty Global shares each receive a different class of securities or the holders of one or more classes of ordinary shares receives a different class of securities than the holders of all other classes of ordinary shares (in which case: (i) the holders of class B New Liberty Global shares shall receive the securities having higher value voting rights and the holders of class A New Liberty Global shares and class C New Liberty Global shares will receive the securities having lower value voting rights, and (ii) if different classes of securities are being distributed to holders of the class A New Liberty Global shares and the class C New Liberty Global shares, then such securities shall be distributed either as determined by the New Liberty Global board of directors or such that the relative voting rights of the securities of the class of securities to be received by the holders of class A New Liberty Global shares and class C New Liberty Global shares corresponds, to the extent practicable, to the relative voting rights of each such class of New Liberty Global shares), on an equal per share basis.

The New Liberty Global articles also provide that the New Liberty Global board of directors may offer any shareholder the right to elect to receive fully paid shares instead of cash in respect of the whole or some part (to be determined by the New Liberty Global board of directors) of all or any dividend specified by ordinary resolution. Each shareholder will be entitled to such number of new shares of the same class as they hold (or class C New Liberty Global shares) as are together as nearly as possible equal in value to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder would have received by way of dividend but elects to forgo. For these purposes, the value of each new share shall be: (i) equal to the average of the closing prices for those shares on Nasdaq (or other exchange or quotation service on which New Liberty Global’s shares are listed or quoted), on the day on which those shares are first quoted ex the relevant dividend and the four subsequent business days; or (ii) calculated in any other manner which the New Liberty Global board of directors considers fit, provided that it is not less than its nominal amount (i.e., par value). Each holder of shares shall only be entitled to new shares of either (as the New Liberty Global board of directors may

Provisions Currently Applicable to Liberty Global Stockholders	Provisions Applicable to New Liberty Global Shareholders

relative voting rights and the holders of shares of each other series of Liberty Global’s common stock receiving securities of the class or series having lesser relative voting rights, and provided further that, if different classes or series of securities are being distributed to holders of LGI series A stock and LGI series C stock, then such securities shall be distributed either as determined by Liberty Global’s board of directors or such that the relative voting rights of the securities of the class or series of securities to be received by the holders of LGI series A stock and LGI series C stock corresponds, to the extent practicable, to the relative voting rights of each such series of Liberty Global’s common stock, and provided further that, in each case, the distribution is otherwise made on an equal per share basis. Liberty Global may not reclassify, subdivide or combine any series of Liberty Global’s common stock without reclassifying, subdividing or combining the other series of Liberty Global’s common stock, on an equal per share basis.

determine) (i) the identical class to which the dividend relates or (ii) Class C New Liberty Global shares.

Subject to the U.K. Companies Act 2006, in exercising its authority to declare a bonus issue of shares, unless recommended by three-quarters of the New Liberty Global board of directors and approved by an ordinary resolution of New Liberty Global, the New Liberty Global board of directors may only declare bonus issues of shares:

(1)      consisting of class C New Liberty Global shares to all holders of New Liberty Global shares, on an equal per share basis; or

(2)      consisting of the identical class of New Liberty Global shares held by each shareholder of New Liberty Global to holders of each class of New Liberty Global shares, on an equal per share basis; or

(3)      consisting of any other class of shares of New Liberty Global to all holders of New Liberty Global shares, on the basis referred to above for distributions of securities issued by another corporation.

See “Description of New Liberty Global Shares – Bonus Issues” for further information.

Record Date of Dividends

Liberty Global’s bylaws provide that, the record date for stockholders entitled to receive the payment of a dividend or other distribution must be set not more than 60 days prior to the date of payment of such dividend or other distribution.

The New Liberty Global articles provide that the New Liberty Global board of directors may set the record date for a dividend or other distribution, provided that it is not prior to the date falling 60 days prior to the date of payment of such dividend or other distributions.

Purchase and Redemption of Stock

Pursuant to the DGCL, a corporation may purchase, redeem, receive, take or otherwise acquire, own and hold, sell, lend, exchange, transfer or otherwise dispose of, pledge, use and otherwise deal in and with its own shares; provided, however, that no corporation shall:

(1)       Purchase or redeem its own shares of capital stock for cash or other property when the capital of the corporation is impaired or when such purchase or redemption would cause any

New Liberty Global may engage in “off-market” purchases of its own shares subject to the shareholders’ prior approval, by special resolution, of the contract pursuant to which the purchase(s) are made.

A special resolution, which would approve certain contracts pursuant to which New Liberty Global would be able to make “off-market” purchases from selected investment banks, is anticipated to be adopted prior to the effective time of the mergers. See “Description of

Provisions Currently Applicable to Liberty Global Stockholders	Provisions Applicable to New Liberty Global Shareholders

impairment of the capital of the corporation, except that a corporation may purchase or redeem out of capital any of its own shares which are entitled upon any distribution of its assets, whether by dividend or in liquidation, to a preference over another class or series of its stock, or, if no shares entitled to such a preference are outstanding, any of its own shares, if such shares will be retired upon their acquisition and the capital of the corporation reduced;

(2)       Purchase, for more than the price at which they may then be redeemed, any of its shares which are redeemable at the option of the corporation; or

(3)       Redeem any of its shares unless their redemption is authorized by a subsection of the DGCL and then only in accordance with such section and the certificate of incorporation.

Generally, pursuant to the DGCL, a corporation has a right to resell any of its shares theretofore purchased or redeemed out of surplus (as defined above under “Sources of Dividends”) and which have not been retired, for such consideration as shall be fixed by the board of directors.

Pursuant to the DGCL, shares which have been called for redemption shall not be deemed to be outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which written notice of redemption has been sent to holders thereof and a sum sufficient to redeem such shares has been irrevocably deposited or set aside to pay the redemption price to the holders of the shares upon surrender of certificates therefor.

New Liberty Global Shares—Alteration of Share Capital/Repurchase of Shares” for further details.

New Liberty Global may redeem outstanding redeemable shares, if any, subject to such conditions and procedures as the New Liberty Global board of directors may have determined on or prior to the allotment and issuance of such shares. New Liberty Global may redeem or purchase shares only if the shares are fully paid and only out of:

(1)     distributable reserves; or

(2)     the proceeds of a new issue of shares made for the purpose of the purchase or redemption.

Under English law, any shares (including redeemable shares) purchased by New Liberty Global must then be canceled and cannot be resold by the company.

The New Liberty Global articles permit New Liberty Global to issue redeemable shares. Any redeemable shares which are redeemed by New Liberty Global must be canceled, but pending redemption could be voted and deemed outstanding for the purpose of determining the total number of shares entitled to vote on any such matter unless the terms of issue provide otherwise.

Appraisal Rights

Pursuant to the DGCL, a stockholder of a Delaware corporation is generally entitled, subject to certain specified circumstances, to demand appraisal of the fair value of such stockholder’s shares in the event the corporation is a party to a merger or consolidation, subject to specified exceptions.

English law does not provide for “appraisal rights” similar to those rights under Delaware law. However, English law does permit a minority shareholder to object to a Court where its shares are proposed to be compulsorily acquired. See “Stockholder/Shareholder Votes on Mergers and Acquisitions” below.

English law also permits minority shareholders to bring certain claims against a company. See “Shareholder Suits” below.

Provisions Currently Applicable to Liberty Global Stockholders	Provisions Applicable to New Liberty Global Shareholders

Preemptive Rights

Pursuant to the DGCL, a stockholder is not entitled to preemptive rights to subscribe for additional issuances of stock or any security convertible into stock unless they are specifically granted in the certificate of incorporation.

Liberty Global’s restated certificate of incorporation does not provide such rights to the holders of Liberty Global common stock.

Under English law, the issuance for cash of:

(1)     equity securities (i.e., shares other than shares which, with respect to dividends or capital, carry a right to participate only up to a specified amount in a distribution); or

(2)     rights to subscribe for, or convert securities into, such equity securities,

must be offered first to the existing ordinary shareholders in proportion to their respective nominal amounts (i.e., par values) of their holdings. English law permits a company’s shareholders by special resolution or a provision in a company’s articles of association to exclude preemptive rights for a period of up to five years.

Preemptive rights do not generally apply to a company’s issuance of shares in exchange for consideration other than cash.

The New Liberty Global articles provide that, for the first five years after their adoption, the New Liberty Global board of directors will have authorization (without the need for further shareholder resolution) to allot and issue shares, or to grant rights to subscribe for, or to convert or exchange any securities into shares, up to an aggregate nominal amount (i.e., par value) of $20,000,000 for cash, free of these statutory preemptive rights. Renewal (by shareholder resolutions) of the authorization to allot and issue shares and exclusion of statutory preemptive rights is expected to be sought at least once every five years, and possibly more frequently.

Amendment of the Constitutional Documents

Pursuant to the DGCL, unless the certificate of incorporation requires a greater vote, an amendment to the certificate of incorporation requires:

(1)     recommendation of the board of directors;

(2)     the affirmative vote of a majority of the voting power of the outstanding stock entitled to vote; and

The provisions in the articles of association of an English public limited company are generally equivalent to the collective provisions of a certificate of incorporation and bylaws of a Delaware corporation.

Under English law, a special resolution of the shareholders is required to amend any provision of the New Liberty Global articles that is not “entrenched” or is not a right attached to a particular class of shares.

Provisions Currently Applicable to Liberty Global Stockholders	Provisions Applicable to New Liberty Global Shareholders

(3)     subject to certain class rights (see “Class Voting Rights” below), the affirmative vote of a majority of the voting power of the outstanding stock of each class entitled to vote.

Liberty Global’s restated certificate of incorporation requires, subject to the rights of the holders of any series of preferred stock, the affirmative vote of the holders of at least 80 percent of the total voting power of the Liberty Global stockholders, voting together as a single class, to amend, alter or repeal of any provision of the restated certificate of incorporation or to add or insert other provisions therein; provided, however, that this clause shall not apply to any such amendment, alteration, repeal, addition or insertion: (i) as to which the laws of the State of Delaware, as then in effect, do not require the consent of Liberty Global’s stockholders or (ii) that at least 75 percent of the members of the board of directors then in office have approved.

Pursuant to the DGCL, stockholders have the power to adopt, amend or repeal bylaws by the affirmative vote of a majority of the stock present and entitled to vote on the subject matter at a meeting at which a quorum is present, unless the certificate of incorporation or the bylaws specify a greater vote.

Liberty Global’s restated certificate of incorporation provides that the Liberty Global board of directors, by action taken by the affirmative vote of not less than 75 percent of the members of the Liberty Global board of directors then in office may adopt, amend or repeal any provision of the bylaws. If this vote threshold of the Liberty Global board of directors is not reached, then, subject to the rights of the holders of any series of preferred stock, the affirmative vote of the holders of at least 80 percent of the total voting power of the Liberty Global stockholders, voting together as a single class, is required to adopt, amend or repeal any provision of the bylaws.

If a provision is “entrenched” that provision may only be amended or repealed if the stated conditions are met, or procedures are complied with, that are more restrictive than those applicable in the case of a special resolution. There is one “entrenched” provision in the New Liberty Global articles, being the requirement for poll voting (i.e., where each vote is counted, as opposed to voting by a show of hands) on all resolutions at general meetings. This requirement is “entrenched”, as it may only be removed, amended or varied by a shareholders’ resolution passed unanimously at a general meeting.

See “Class Voting Rights” below for further information on how the rights attached to a particular class of shares may be amended.

Preferred Stock/Preference Shares

Liberty Global’s restated certificate of incorporation provides that the Liberty Global board of directors may issue preferred stock that has been authorized. The Liberty Global board of directors is also expressly authorized to fix and designate various series of the preferred stock and determine the relative rights,

Preference shares can be issued by English companies, giving the holders rights of priority over ordinary shareholders.

Subject to the directors having sufficient authorization to allot and issue preference shares, the New Liberty

Provisions Currently Applicable to Liberty Global Stockholders	Provisions Applicable to New Liberty Global Shareholders
powers and preferences, if any, of such preferred stock to the full extent permitted by applicable law. All shares of any one series of the preferred stock shall be alike in every particular. Except to the extent otherwise expressly provided in the preferred stock designation for a series of preferred stock or as may be required by the DGCL, the holders of such shares of a series of preferred stock shall have no voting rights.	Global articles permit the directors to allot and issue preference shares with such rights (including voting rights), powers and preferences, if any, to be determined by the New Liberty Global board of directors prior to allotment and issuance.

Class Voting Rights

Liberty Global’s restated certificate of incorporation provides that, except as may otherwise be required by the DGCL, the holders of outstanding shares of LGI series A stock, LGI series B stock and any preferred stock entitled to vote thereon, if any, shall vote as one class with respect to the election of directors, any increase or decrease in the authorized shares of the preferred stock or common stock and with respect to all other matters to be voted on by Liberty Global’s stockholders.

Pursuant to the DGCL, holders of shares of a class of capital stock are entitled to vote separately as a class upon a proposed amendment to a corporation’s certificate of incorporation if the amendment will:

(1)     unless otherwise provided in the certificate of incorporation, increase or decrease the authorized shares of the class;

(2)     increase or decrease the par value of the shares of the class; or

(3)     alter or change the powers, preferences or special rights of the shares of the class so as to affect them adversely.

The New Liberty Global articles provide that rights attached to a class of shares may only be varied: (i) in such manner (if any) as may be provided by those rights; (ii) with the written consent of the holders of three-quarters in nominal amount (i.e., par value) of the issued shares of that class; or (iii) by a special resolution passed at a separate meeting of the holders of that class.

Stockholder/Shareholder Votes on Mergers and Acquisitions

Pursuant to the DGCL, unless a corporation’s certificate of incorporation provides otherwise, a merger or consolidation of the corporation or the sale, lease or exchange of all or substantially all of a corporation’s assets generally requires the approval of the board of directors and (except in limited circumstances) the affirmative vote of a majority of the voting power of the outstanding stock entitled to vote on the transaction.

A shareholder vote is not generally required, under English law, to approve the sale, lease or exchange of all or substantially all of a company’s assets.

Under English law, where New Liberty Global proposes to acquire another company, approval of New Liberty Global’s shareholders is not required.

Under English law, where another company proposes to acquire New Liberty Global, the requirement for the

Provisions Currently Applicable to Liberty Global Stockholders	Provisions Applicable to New Liberty Global Shareholders

Pursuant to the DGCL, a corporation or other entity owning at least 90 percent of the outstanding shares of a subsidiary corporation may effect a merger with or into such subsidiary by resolution of the board of directors of the parent and without any action on the part of the board of directors or of the other stockholders of the subsidiary.

Liberty Global’s restated certificate of incorporation requires, subject to the rights of the holders of any series of preferred stock, the affirmative vote of the holders of at least 80 percent of the total voting power of the Liberty Global stockholders, voting together as a single class, to authorize the merger or consolidation of Liberty Global with or into any other corporation; provided, however, that this clause shall not apply to any merger or consolidation: (i) as to which the laws of the State of Delaware, as then in effect, do not require the consent of Liberty Global’s stockholders, or (ii) that at least 75 percent of the members of the board of directors then in office have approved.

approval of the shareholders of New Liberty Global depends on the method of acquisition.

Under English law, a statutory merger (under Part 27 of the U.K. Companies Act 2006) of New Liberty Global and another English public company, whether by the transfer by each company of their assets to a third company (a “merger by formation of a new holding company”) or a transfer of the assets of one public company to another (a “merger by absorption”) (in each case as opposed to an acquisition of one company of the other), will require, subject to exceptions, the approval of the shareholders of both New Liberty Global and the other English public company (being, for each, a majority in number, representing 75% in value, of each class of members at a meeting).

By comparison, a takeover (i.e., the acquisition of one company by another) of an English public company may be carried out by a statutory scheme of arrangement (under Part 26 of the U.K. Companies Act 2006) between the target company and its shareholders. Part 26 schemes of arrangement are also used in certain types of compromises with creditors, amalgamations and capital reorganizations. In the context of an acquisition or takeover, such arrangements require the approval of: (i) a majority in number of shareholders representing 75 percent in value of the shareholders or class of shareholders present and voting either in person or by proxy at a special meeting convened by order of the court; and (ii) the English court. Once approved, sanctioned and becoming effective, all shareholders and creditors of the relevant class are bound by the terms of a scheme, and a dissenting shareholder would have no rights comparable to appraisal rights provided under Delaware law.

English law also provides that where: (i) a takeover offer is made for shares (other than by way of a scheme of arrangement), and (ii) following the offer, the offeror has acquired or contracted to acquire not less than 90 percent in value of the shares to which the takeover offer relates, and not less than 90 percent of the voting rights carried by the shares to which the offer relates, the offeror may require the other shareholders who did not accept the offer to transfer their shares on the terms of the offer. A dissenting shareholder may object to the transfer on the basis that

Provisions Currently Applicable to Liberty Global Stockholders	Provisions Applicable to New Liberty Global Shareholders
the bidder is not entitled to acquire shares or to specify terms of acquisition different from those in the offer by applying to the court within six weeks of the date on which notice of the transfer was given. In the absence of fraud or oppression, the court is unlikely to order that the acquisition shall not take effect, but it may specify terms of the transfer that it finds appropriate. A minority shareholder is also entitled in similar circumstances to require the offeror to acquire his or her shares on the terms of the offer.

Related Party Transactions

Section 143 of the DGCL provides that a corporation may lend money to, or guarantee any obligation incurred by, its officers or employees if, in the judgment of the board of directors, the loan or guarantee may reasonably be expected to benefit the corporation.

Section 144 of the DGCL provides that any other contract or transaction between the corporation and one or more of its directors or officers is neither void nor voidable solely because the interested director or officer was present, participates or votes at the board or board committee meeting that authorizes the contract or transaction, if either: (i) the director’s or officer’s interest is made known to the disinterested directors or the stockholders of the corporation, who thereafter approve the transaction in good faith; or (ii) the contract or transaction is fair to the corporation as of the time it is approved or ratified by either the board of directors, a committee thereof, or the stockholders.

Under English law, certain transactions between a director (or a person connected with a director) and a related company are prohibited unless approved by the shareholders, such as loans, quasi-loans, credit transactions and substantial property transactions.

Directors who have an interest in a proposed transaction or arrangement with New Liberty Global are required to declare the nature of their interest at a meeting of the New Liberty Global board of directors or by notice (see “Standard of Conduct for Directors; Composition of the Board” below). Furthermore, pursuant to the New Liberty Global articles (and subject to certain specified exceptions) a director is not permitted to vote on any matter in which he or she has an interest that can reasonably be regarded as giving rise to a conflict of interests with New Liberty Global. This restriction may be suspended or relaxed, either generally or in respect of a particular matter, by an ordinary resolution of the shareholders or, in respect of a particular matter, by a resolution of the New Liberty Global board of directors.

Rights of Inspection

The DGCL allows any stockholder the right to inspect a complete list of the stockholders entitled to vote at a meeting of stockholders, both during the time of the meeting and during the ten days preceding the meeting, for a purpose germane to the meeting.

The DGCL allows any stockholder in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, during the usual hours

Under English law, the register and index of names of shareholders of New Liberty Global may be inspected at any time (1) for free, by its shareholders, and (2) for a fee by any other person. The inspecting shareholder has to show he or she has a proper purpose in inspecting the register. Documents may be copied for a fee.

Provisions Currently Applicable to Liberty Global Stockholders	Provisions Applicable to New Liberty Global Shareholders

for business to inspect for any proper purpose, and to make copies and extracts from:

(1)     the corporation’s stock ledger, a list of its stockholders, and its other books and records; and

(2)     a subsidiary’s books and records, to the extent that:

(i)     the corporation has actual possession and control of such records of such subsidiary; or

(ii)    the corporation could obtain such records through the exercise of control over such subsidiary, provided that as of the date of the making of the demand:

(a)    the stockholder inspection of such books and records of the subsidiary would not constitute a breach of an agreement between the corporation or the subsidiary and a person or persons not affiliated with the corporation; and

(b)    the subsidiary would not have the right under the law applicable to it to deny the corporation access to such books and records upon demand by the corporation.

The New Liberty Global articles contain provisions stating that a complete list of the shareholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each shareholder and the number of shares registered in the name of each shareholder shall be open to the examination of any shareholder, for any purpose germane to a shareholder meeting, during ordinary business hours, for a period of at least ten days prior to the meeting. The list shall also be produced and kept at the meeting and may be inspected by any shareholder who is present.

The service contracts of New Liberty Global’s directors can be inspected without charge and during business hours. In this and certain other contexts under applicable English law, a “director” includes certain executive officers and a “service contract” includes any contract under which such a director or executive officer undertakes personally to provide services to New Liberty Global or a subsidiary company, whether in that person’s capacity as a director, an executive officer or otherwise. Where service contracts are not in writing, a written memorandum setting out the terms must be provided by New Liberty Global.

The shareholders of New Liberty Global may also inspect, without charge and during business hours, the minutes of meetings of the shareholders for the previous ten years and obtain copies of the minutes for a fee.

In addition, the annual accounts of New Liberty Global are required by English law to be made available to shareholders at a general meeting and a shareholder is entitled to a copy of such accounts. The accounts must also be made available on New Liberty Global’s website and remain available until the accounts for the next financial year are placed on the website.

Under English law, the shareholders of New Liberty Global do not have the right to inspect the corporate books of a subsidiary of New Liberty Global.

Standard of Conduct for Directors; Composition of the Board
In general, the DGCL does not contain any specific provisions setting forth the standard of conduct of a	English law imposes certain specific obligations on the directors of New Liberty Global. In addition to certain

Provisions Currently Applicable to Liberty Global Stockholders	Provisions Applicable to New Liberty Global Shareholders
director. The scope of the fiduciary duties of the board of directors is thus determined by decisions of the courts of the State of Delaware. In general, directors have a duty to act in good faith, on an informed basis and in a manner they reasonably believe to be in the best interests of the stockholders. Liberty Global’s restated certificate of incorporation and bylaws provide that the number of directors shall be not less than three and the exact number of directors shall be fixed by the Liberty Global board of directors by resolution adopted by the vote of 75 percent of the members then in office. Directors need not be stockholders of Liberty Global.

common law and equitable principles, there are statutory director duties, including seven codified duties as follows:

(1)     to act in a way he or she considers, in good faith, would be most likely to promote the success of the company for the benefit of its shareholders as a whole;

(2)     to act in accordance with the company’s constitution and exercise powers only for the purposes for which they are conferred;

(3)     to exercise independent judgment;

(4)     to exercise reasonable care, skill and diligence;

(5)     to avoid conflicts of interest;

(6)     not to accept benefits from third parties; and

(7)     to declare an interest in a proposed transaction with the company. The New Liberty Global articles provide that the number of directors shall not be less than two nor, unless otherwise determined by a majority of the directors, more than fifteen.

Classification of the Board of Directors

The DGCL permits the certificate of incorporation or a stockholder-adopted bylaw to provide that directors be divided into one, two or three classes, with the term of office of one class of directors to expire each year.

Liberty Global’s restated certificate of incorporation and bylaws provide that, subject to the rights of the holders of preferred stock, the board of directors will be divided into three classes of directors. Each class is elected to serve for a term of three years, with the term of only one class expiring every year.

English law permits a company to provide for terms of different lengths for its directors. However, it also requires that, in the case of officers who are considered directors under English law, employment agreements with a guaranteed term of more than two years be subject to the prior approval of shareholders at a general meeting.

The New Liberty Global articles provide that the New Liberty Global board of directors will be divided into three classes of directors, which we refer to in this joint proxy statement/prospectus as class A directors, class B directors and class C directors, and directors shall be assigned to each class by resolution(s) of the New Liberty Global board of directors. Each class is elected to serve for a term ending at the conclusion of the third annual general meeting after their appointment (save that the initial term of the class A directors and class B directors shall expire at the first and second annual general meetings of New Liberty Global, respectively).

Provisions Currently Applicable to Liberty Global Stockholders	Provisions Applicable to New Liberty Global Shareholders

Removal of Directors

The DGCL provides that any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows:

(1)     members of a classified board of directors may be removed only for cause, unless the certificate of incorporation provides otherwise; and

(2)     directors may not be removed in certain situations in the case of a corporation having cumulative voting.

Liberty Global’s restated certificate of incorporation and bylaws provide that, subject to the rights of the holders of any series of preferred stock, directors may be removed from office only for cause upon the affirmative vote of the holders of not less than a majority of the total voting power of the then outstanding shares entitled to vote at an election of directors voting together as a single class.

Under English law, shareholders in New Liberty Global may remove a director of New Liberty Global without cause by ordinary resolution, irrespective of any provisions in the New Liberty Global articles, provided that notice of such proposal is given to New Liberty Global by the shareholder making such proposal at least 28 days’ prior to the general meeting at which such proposal is to be put to shareholders. A director subject to any such procedure has a right to: (i) make reasonable written representations (which the company must circulate to shareholders) as to why he or she should not be removed, and (ii) be heard orally at the general meeting.

A majority of the other directors of New Liberty Global acting by board resolution or otherwise may also remove a director, by request in writing (or using electronic communications). The New Liberty Global board of directors acting by board resolution may also remove a director where such director either: (i) holds an executive office that has terminated or expires; or (ii) is absent (without permission) for more than six consecutive months from board meetings.

Vacancies on the Board of Directors

Liberty Global’s restated certificate of incorporation and bylaws provide that, subject to the rights of the holders of preferred stock, vacancies on the board of directors resulting howsoever, may be filled by a majority of the directors then in office (even if less than a quorum) or by a sole remaining director.

Any director elected in accordance with the preceding sentence shall hold office for a term that shall coincide with the term of the class to which such director shall have been elected.

The New Liberty Global articles provide that vacancies on the board of directors may be filled by the New Liberty Global board of directors or may be filled by an ordinary resolution of the shareholders. Any directors appointed by the New Liberty Global board of directors or by ordinary resolution to fill a vacancy will be designated as the same class of director and subject to re-election at the same time as his or her predecessor.

Liability of Directors and Officers

The DGCL permits Liberty Global’s certificate of incorporation to include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However,	English law does not permit New Liberty Global to exempt any director from any liability arising from negligence, default, breach of duty or breach of trust in relation to New Liberty Global. However, despite this prohibition, New Liberty Global is permitted to

Provisions Currently Applicable to Liberty Global Stockholders	Provisions Applicable to New Liberty Global Shareholders

no provision can limit the liability of a Liberty Global director for:

(1)     any breach of his or her duty of loyalty to the corporation or its stockholders;

The DGCL permits Liberty Global’s certificate of incorporation to include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a Liberty Global director for:

(1)     any breach of his or her duty of loyalty to the corporation or its stockholders;

(2)     acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

(3)     intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

(4)     any transaction from which he or she derives an improper personal benefit.

Liberty Global’s restated certificate of incorporation provides that, to the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended, a director of Liberty Global shall not be liable to Liberty Global or any of its stockholders for monetary damages for breach of fiduciary duty as a director.

purchase and maintain limited insurance for a director of the company.

Shareholders can ratify by ordinary resolution a director’s conduct amounting to negligence, default, breach of duty or breach of trust in relation to New Liberty Global.

Indemnification of Directors and Officers

The DGCL permits Liberty Global to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of Liberty Global or is or was serving at the request of Liberty Global as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably

Subject to certain exceptions, English law does not permit New Liberty Global to indemnify a director against liability in connection with any negligence, default, breach of duty or breach of trust by him or her in relation to New Liberty Global. The exceptions allow New Liberty Global to:

(1)     purchase and maintain director and officer insurance against any liability attaching in connection with any negligence, default, breach of duty or breach of trust owed to the company. Director and officer insurance generally covers costs incurred in defending allegations and

Provisions Currently Applicable to Liberty Global Stockholders	Provisions Applicable to New Liberty Global Shareholders

incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of Liberty Global and, with respect to any criminal action or proceeding, had no reasonable cause to believe that the person’s conduct was unlawful. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, Liberty Global must indemnify him against the expenses that such officer or director actually and reasonably incurred.

Liberty Global may indemnify the same category of persons in an action by or in the right of Liberty Global under the same conditions, but only for expenses (including attorneys’ fees), provided that no indemnification is permitted without judicial approval if such person is adjudged to be liable to the corporation.

Liberty Global’s restated certificate of incorporation and bylaws provide that Liberty Global shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of Liberty Global or while a director or officer is or was serving at the request of Liberty Global as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) incurred by such person. Liberty Global shall be required to indemnify or make advances to a person in connection with a proceeding (or part thereof) initiated by such person only if the proceeding (or part thereof) was authorized by Liberty Global’s board of directors.

Liberty Global shall pay the expenses (including attorneys’ fees) incurred by a director, officer or any other person entitled to indemnification in defending any proceeding in advance of its final disposition, provided, however, that the payment of expenses incurred by a director or officer in advance of the final compensatory damages that are awarded. However, director and officer insurance will not cover damages awarded in relation to criminal acts, intentional malfeasance or other forms of dishonesty, regulatory offences or excluded matters such as environmental liabilities. In relation to these matters, director and officer insurance generally only covers defense costs, subject to the obligation of the director or officer to repay the costs if an allegation of criminality, dishonesty or intentional malfeasance is subsequently admitted or found to be true;

(2)     provide a qualifying third party indemnity provision, which we refer to in this joint proxy statement/prospectus as a QTPIP. This permits New Liberty Global to indemnify its directors (and directors of an “associated company” (i.e., a company that is a parent, subsidiary or sister company of New Liberty Global) in respect of proceedings brought by third parties (covering both legal costs and the amount of any adverse judgment), except for: (i) the legal costs of an unsuccessful defense of criminal proceedings or civil proceedings brought by the company itself; (ii) fines imposed in criminal proceedings; and (iii) penalties imposed by regulatory bodies. New Liberty Global can therefore indemnify directors against such third party actions as class actions or actions following mergers and acquisitions or share issues;

(3)     indemnify a director in respect of defense costs in relation to civil and criminal proceedings against him or her (even if the action is brought by the company itself). This is subject to the requirement for the director or officer to reimburse the company if the defense is unsuccessful. However, if the company has a QTPIP in place whereby the director or officer is indemnified in respect of legal costs in civil proceedings brought by third parties, then the director or officer will not be required to reimburse the company in such cases; and

(4)     provide a qualifying pension scheme indemnity provision, which we refer to in this joint proxy statement/prospectus as a QPSIP. This permits New Liberty Global to indemnify a director of a company (whether New Liberty Global or an

Provisions Currently Applicable to Liberty Global Stockholders	Provisions Applicable to New Liberty Global Shareholders

disposition of the proceeding shall be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to be indemnified.

Liberty Global’s board of directors may, to the fullest extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at Liberty Global’s expense insurance: (i) to indemnify Liberty Global for any obligation which it incurs as a result of the indemnification of directors and officers; and (ii) to indemnify or insure directors and officers against liability in instances in which they may not otherwise be indemnified by Liberty Global.

         associated company) that is a trustee of an occupational pension scheme against liability incurred in connection with such company’s activities as a trustee of the scheme, except for: (i) the legal costs of an unsuccessful defense of criminal proceedings; (ii) fines imposed in criminal proceedings; and (iii) penalties imposed by regulatory bodies.

The New Liberty Global articles include a provision that allows the Company to exercise all powers to indemnify, subject to the provisions of English law, any person who is or was a director of New Liberty Global or an associated company against any loss or liability, whether: (i) in connection with any negligence, default, breach of duty or breach of trust by him or her or otherwise, in relation to New Liberty Global or any associated company; or (ii) in connection with that company’s activities as a trustee of an occupational pension scheme. The New Liberty Global articles also include a provision that allows the company to exercise all powers to purchase and maintain insurance for the benefit of any person who is or was a director, officer or employee of the company or any related company or for the trustee of any pension fund in which the employees of the company or any related company are or have been interested.

In addition to the provisions of the articles of association, it is common to set out the terms of the QTPIP and any QPSIP in the form of a deed of indemnity between the company and the relevant director or executive officer which indemnifies the director or executive officer against claims brought by third parties to the fullest extent permitted under English law. New Liberty Global expects to enter into new deeds of indemnity with directors, executive officers and certain other officers and employees (including directors, officers and employees of subsidiaries and other affiliates) in due course.

Shareholders’ Suits

Pursuant to the DGCL, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

(1)     state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff

While English law only permits a shareholder to initiate a lawsuit on behalf of the company in limited circumstances, it does permit a shareholder to bring a claim against New Liberty Global:

(1)     when New Liberty Global’s affairs are being or have been conducted in a manner unfairly

Provisions Currently Applicable to Liberty Global Stockholders	Provisions Applicable to New Liberty Global Shareholders

complains or that the plaintiff’s shares thereafter devolved on the plaintiff by operation of law; and

(2)    allege with particularity:

(a)     the efforts, if any, made by the plaintiff to  obtain the action the plaintiff desires from the directors; or

(b)     the reasons for the plaintiff’s failure to obtain the action or for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the court.

An individual may also maintain a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met.

         prejudicial to the interests of all or some shareholders, including the shareholder making the claim; or

(2)     when any act or omission of New Liberty Global is or would be so prejudicial.

The New Liberty Global articles provide that English courts will have exclusive jurisdiction with respect to any suits brought by shareholders against New Liberty Global or its directors.

Takeover Matters

A Delaware court will generally uphold board of director decisions to adopt anti-takeover measures in the face of a potential takeover where the directors are able to show that:

(1)     the directors had reasonable grounds for believing that there was a danger to corporate policy and effectiveness from an acquisition proposal; and

(2)     the board action taken was reasonable in relation to the threat posed.

In its restated certificate of incorporation, Liberty Global has elected not to be governed by Section 203 of the DGCL, which generally prohibits “business combinations”, including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder who beneficially owns 15 percent or more of a corporation’s voting stock within three years after the person or entity becomes an interested stockholder, unless: (i) the board of directors of the corporation has approved, before the time that the stockholder became an interested stockholder, either the business combination or the transaction that resulted in the

New Liberty Global is not subject to the U.K. Takeover Code. Consequently, the New Liberty Global board of directors will be permitted to adopt certain anti-takeover measures provided that such measures are consistent with their general duties (as described above under “Standard of Conduct of Directors; Composition of the Board”).

As discussed in “Description of New Liberty Global Shares—Takeover Provisions”, it is possible that the Takeover Code could apply to New Liberty Global in the future. If New Liberty Global becomes subject to the Takeover Code, the ability of the directors of New Liberty Global to engage in defensive measures to seek to frustrate bids may be further restricted.

There is no equivalent provision under English law to Section 203 of the DGCL, provided that the Takeover Code does not apply.

Provisions Currently Applicable to Liberty Global Stockholders	Provisions Applicable to New Liberty Global Shareholders

person becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85 percent of the corporation’s voting stock (excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer); or (iii) at or after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized by the vote of at least 66 2/3 percent of the outstanding voting stock not owned by the interested stockholder at an annual or special meeting.

Limitation on Enforceability of Civil Liabilities

Ability to Bring Suits, Enforce Judgments and Enforce U.S. Law

Liberty Global is a U.S. company incorporated under the laws of Delaware. As a result, investors generally can initiate lawsuits based on federal securities laws in U.S. courts against Liberty Global and its directors and officers and can generally enforce judgments based on those suits in U.S. courts.

Because New Liberty Global will be a public limited company incorporated under English law, after the effective time of the mergers, investors could experience more difficulty enforcing judgments obtained against New Liberty Global in U.S. courts than would currently be the case for U.S. judgments obtained against Liberty Global. It may also be more difficult (or impossible) to bring some types of claims against New Liberty Global in courts sitting in England than it would be to bring similar claims against a U.S. company in a U.S. court. In addition, the New Liberty Global articles provide that English courts have exclusive jurisdiction with respect to any suits brought by shareholders (in their capacity as such) against New Liberty Global or its directors.

A judgment obtained against New Liberty Global from a U.S. court may not be recognized by the English courts. There are no reciprocal arrangements for the recognition and enforcement of U.S. court decisions in the U.K. Rather, a separate action to enforce the U.S. judgment must be commenced in the English courts. In order for an English court to enforce a U.S. court judgment, it must (a) be for a debt or definite sum of money; (b) be final and conclusive; (c) not be of a penalty or revenue nature; and (d) be rendered by a court that had jurisdiction to give that judgment in the circumstances of the case, and in accordance with the English rules of private international law. The English courts may not recognize and enforce the U.S. court

Provisions Currently Applicable to Liberty Global Stockholders	Provisions Applicable to New Liberty Global Shareholders

decision if: (i) any of (a)-(d) are not satisfied; (ii) the judgment was obtained through fraud; (iii) the enforcement of the judgment would be contrary to the public policy of the U.K.; or (iv) the proceedings in which the judgment was obtained were opposed to the rules of natural justice.

New Liberty Global and its directors and officers may be subject to criminal penalties in the U.S. arising from violations of the U.S. federal securities laws, but may not be subject to criminal penalties unless the criminal laws of the U.K. were violated. A criminal judgment in a U.S. court under U.S. federal securities laws may not be enforceable in the English courts on public policy grounds and a prosecution brought before the English courts under U.S. federal securities laws might not be permitted on public policy grounds.

Approval of Director Compensation

Liberty Global’s stockholders generally do not have the right to approve directors’ compensation. However, Liberty Global is subject to SEC reporting requirements for director and executive officer compensation and shareholder non-binding advisory votes to approve certain (“named”) executive officer compensation and to determine the frequency of such non-binding advisory votes.

Directors must prepare a directors’ remuneration report. The directors’ remuneration report must form part of the annual financial statements, and must be presented to the shareholders for approval at a general meeting. The shareholder vote is currently non-binding, and no person’s remuneration is conditional upon the shareholders’ approval. However, it is expected that, with effect from October 1, 2013, English law will require New Liberty Global to hold a binding shareholder vote on remuneration policy at least once every three years (this requirement will first apply at the annual general meeting held in the fiscal year which commences on or after October 1, 2013). Remuneration payments made to directors and former directors would need to be consistent with the terms of the approved remuneration policy or otherwise approved by shareholder resolution. In addition, New Liberty Global would be required to hold a non-binding advisory shareholder vote annually on an implementation report, detailing how the approved remuneration policy was implemented in the previous year.

English law requires, in the case of officers who are considered directors under English law, that employment agreements with a guaranteed term of more than two years be subject to the prior approval of shareholders.

Provisions Currently Applicable to Liberty Global Stockholders	Provisions Applicable to New Liberty Global Shareholders

Notice

Liberty Global’s bylaws provide that whenever notice is required to be given to any stockholder, such notice be delivered in accordance with applicable law, applicable stock exchange rules and regulations and in the manner provided for in Liberty Global’s bylaws. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to such stockholder’s address as it appears on the records of Liberty Global.

The New Liberty Global articles provide that any notice given by New Liberty Global to any shareholder be in writing, and be given, sent or supplied by New Liberty Global: (i) personally; (ii) by post in a pre-paid envelope to such holder’s registered address; (iii) in electronic form to a person who has agreed (and not revoked such agreement) to that supply of the notice in that form; or (iv) by website notification (subject to various conditions prescribed by English law and the New Liberty Global articles).

Subject to English law, New Liberty Global may also give any notice, document or information to the shareholders (other than, subject to a limited exception for where there has been a suspension or curtailment of postal services, a notice of a general meeting) by: (i) a public filing with the SEC; (ii) a press release reported by Reuters, Dow Jones News Service, Associated Press or another comparable news service; or (iii) other method of public announcement as the board of directors deems appropriate.

Summary of Material Differences between the Rights of

New Liberty Global Shareholders and Virgin Media Stockholders

Your rights as a Virgin Media stockholder are governed by Delaware law and Virgin Media’s restated certificate of incorporation and bylaws. At the effective time of the first VMI merger, your shares of Virgin Media common stock will be canceled and converted into the right to receive New Liberty Global shares and the cash consideration. Because New Liberty Global will be, at the effective time of the first VMI merger, a public limited company incorporated under English law, the rights of the shareholders of New Liberty Global will be governed by applicable English law, including the U.K. Companies Act 2006, and by the New Liberty Global articles. Additionally, prior to the effective times of the mergers, Liberty Global, as the current sole shareholder of New Liberty Global, will pass a resolution to reduce the capital of New Liberty Global by canceling the Founder New Liberty Global shares currently held by Liberty Global as the sole shareholder of New Liberty Global and reducing its share premium account to zero to allow the creation of distributable reserves. See “Creation of Distributable Reserves of New Liberty Global”. It is not anticipated that any Founder New Liberty Global shares will be issued upon consummation of the mergers or thereafter.

Certain of the principal attributes of Virgin Media common stock and New Liberty Global shares are similar. However, there are differences between the rights of stockholders of Virgin Media under Delaware law and the rights of shareholders of New Liberty Global following the mergers under English law. In addition, there are differences between Virgin Media’s restated certificate of incorporation and bylaws and the New Liberty Global articles.

The following is a summary comparison of the material differences between the rights of Virgin Media stockholders under Delaware law and Virgin Media’s restated certificate of incorporation and bylaws and the rights Virgin Media stockholders will have as shareholders of New Liberty Global under English law and the New Liberty Global articles. The discussion in this section does not include a description of rights or obligations under the U.S. federal securities laws, relevant Nasdaq or U.K. listing requirements or standards or Virgin Media’s or New Liberty Global’s governance or other policies. Such rights, obligations or provisions generally apply equally to the Virgin Media common stock and the New Liberty Global shares other than those rights, obligations and provisions associated with the U.K. listing of Virgin Media common stock on the standard segment of the Official List of the U.K. Financial Services Authority, which listing will be canceled following completion of the mergers. In addition, immediately following the completion of the mergers, the New Liberty Global shares will be held through the facilities of the Depository Trust Company and, as a result, your rights will also be governed by the rules and procedures of the Depository Trust Company and the relationship between you and the bank, broker or other financial institution who holds New Liberty Global shares on your behalf.

The following discussion is a summary of certain material differences in your rights that would result from the mergers and assuming you currently hold Virgin Media common stock and a comparison of your other material rights before and after the mergers. As such, this summary does not cover all the differences between applicable English law and Delaware law affecting corporations and their stockholders or all of the differences between Virgin Media’s restated certificate of incorporation and bylaws and the New Liberty Global articles. While we believe this summary is accurate in all material respects, the following descriptions are qualified in their entirety by reference to the complete text of the relevant provisions of applicable English law, Delaware law, Virgin Media’s restated certificate of incorporation and bylaws and the New Liberty Global articles. We encourage you to read those laws and documents. A copy of the New Liberty Global articles is attached to this proxy statement/prospectus as Annex H. For more information, including how you can obtain a copy of Virgin Media’s restated certificate of incorporation and bylaws, see “Where You Can Find More Information”. Under English law holders of a company’s shares are referred to as “members,” but for clarity, they are referred to as “shareholders” in the following comparison and elsewhere in this joint proxy statement/prospectus.

Provisions Currently Applicable to Virgin Media Stockholders	Provisions Applicable to New Liberty Global Shareholders

Authorized Capital

The authorized capital stock of Virgin Media consists of 1,305,000,000 shares of capital stock divided into the following classes and series: (i) 1,000,000,000 shares of Virgin Media common stock, par value $0.01 per share, (ii) 300,000,000 shares of class B redeemable common stock, par value $0.01 per share and (iii) 5,000,000 shares of Virgin Media preferred stock, par value $0.01 per share, of which 1,000,000 shares have been designated as the series A junior participating preferred stock.	There is no concept of authorized share capital under English law, however the New Liberty Global articles provide the New Liberty Global board of directors with the authority to allot and issue a specified amount of shares (free of statutory preemptive rights) for the first five years after adoption of the New Liberty Global articles. See “Preemptive Rights” below for further information.

Voting Rights

Under Virgin Media’s restated certificate of incorporation, holders of Virgin Media common stock are entitled to one vote for each share of such stock.

Class A New Liberty Global shares, class B New Liberty Global shares and Founder New Liberty Global shares are the only voting shares of New Liberty Global and vote together as a single class on all matters, except as otherwise required by English law.

Each class A New Liberty Global share and each
Founder New Liberty Global share has one vote and each class B New Liberty Global share has ten votes on all matters submitted to a vote of shareholders at any general meeting.

Class C New Liberty Global shares are non-voting, except where otherwise required by English law. Class C New Liberty Global shares are also issued without the right to receive notice of general meetings, unless otherwise determined by the board of directors of New Liberty Global.

Note that the process to amend the rights of any particular class of shares would, even in the case of class C New Liberty Global shares that have no votes, require approval of the holders of that class of shareholders. See “Class Voting Rights” below for further details.

If issued, the voting rights of holders of shares of Virgin Media preferred stock will be as set forth in the terms of the relevant series of preferred stock as determined by the Virgin Media board of directors in accordance with its authority under the Virgin Media restated certificate of incorporation.

Subject to the rights of the holders of any preferred stock, if issued, and except as otherwise required by applicable law or, for the election of directors, the vote of a majority of the shares of Virgin Media common stock represented and entitled to vote at a meeting, shall be the act of the stockholders.

If issued, the voting rights of holders of preference shares will be determined by the New Liberty Global board of directors, as specified in the documents memorializing the terms and conditions of the preference shares.

Under English law and the New Liberty Global articles, certain matters require an “ordinary resolution”, which must be approved by the holders of at least a majority of the aggregate voting power of the outstanding New Liberty Global shares that, being entitled to vote, vote on the resolution at the general meeting, and certain other matters require a “special

Provisions Currently Applicable to Virgin Media Stockholders	Provisions Applicable to New Liberty Global Shareholders

Virgin Media’s bylaws provide that, subject to the rights, if any, of the holders of a class or series of preferred stock, a nominee for director shall be elected to the board of directors if the votes cast for that nominee’s election exceed the votes cast against that nominee’s election (with “abstentions” and “broker nonvotes” not counted as a vote cast either “for” or “against” that nominee’s election); provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which: (i) the Secretary of Virgin Media receives a notice that a stockholder has nominated a person for election to the board of directors in compliance with the advance notice requirements for stockholder nominees for director described below under “Stockholder/Shareholder Nominations of Directors” and (ii) such nomination has not been withdrawn by such stockholder as of the tenth day preceding the date Virgin Media first mails its notice of meeting for that meeting to its stockholders. If directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote against a nominee.

Virgin Media’s restated certificate of incorporation requires, subject to the rights of the holders of preferred stock, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding capital stock of Virgin Media entitled to vote thereon, voting together as a single class, to amend, alter, repeal or adopt any provision inconsistent with the provisions of the restated certificate of incorporation that relate to: (i) the board of directors, (ii) the removal of directors, (iii) prohibitions on actions by written consent of stockholders, (iv) special meetings of stockholders, (v) limitation on liability, (vi) amendments to bylaws, (vii) indemnification and (viii) anti-takeover matters.

Under Delaware law, stockholders have the power to adopt, amend or repeal bylaws by the affirmative vote of a majority of the stock present and entitled to vote at a meeting at which a quorum is present, unless the certificate of incorporation or the bylaws specify a greater vote.

Virgin Media’s restated certificate of incorporation and bylaws provide that, subject to the rights of the holders of any preferred stock, the bylaws may be repealed, altered, amended or rescinded, in resolution”, which requires the affirmative vote of the holders of at least 75 percent of the aggregate voting power of the outstanding New Liberty Global shares that, being entitled to vote, vote on the resolution at the general meeting.

An ordinary resolution is required to (among other things): give, vary, revoke or renew a director’s authority to allot and issue shares and elect directors of the New Liberty Global board of directors.

Where the election of a director is contested, (i.e., there is a general meeting at which it is proposed to vote on resolutions for the election of directors and the total number of proposed directors exceeds the total number of directors to be elected at such general meeting), the New Liberty Global articles provide a form of “plurality voting” applicable to such contested elections of directors (i.e., the directors with the greatest number of votes are elected in descending order until the number of directors to be elected at such meeting is satisfied) instead of by ordinary resolution as would normally be required for the appointment of directors.

A special resolution is required to (amongst other things):

(1)     approve an amendment to New Liberty Global’s articles of association;

(2)     exclude statutory preemptive rights on the allotment and issuance of securities for cash (for up to five years);

(3)     reduce New Liberty Global’s share capital;

(4)     re-register New Liberty Global as a private company (or vice versa); and

(5)     liquidate New Liberty Global.

Provisions Currently Applicable to Virgin Media Stockholders	Provisions Applicable to New Liberty Global Shareholders

whole or in part, or new bylaws may be adopted by either: (i) the affirmative vote of the holders of sixty- six and two thirds percent (66 2/3%) of the outstanding capital stock of Virgin Media entitled to vote thereon, voting together as a single class, or (ii)(a) with respect to any provision other than the provisions of the bylaws relating to the conduct of business in the name of the corporation and the commingling of corporate money and assets, by a majority of the entire board of directors (i.e., the total number of directors that Virgin Media would have if there were no vacancies), and (b) with respect to the provisions of the bylaws relating to the conduct of business in the name of the corporation and the commingling of corporate money and assets, by at least sixty-six and two thirds percent (66 2/3%) of the entire board of directors.

Voting Record Date

Virgin Media’s bylaws provide that the record date for determining the stockholders entitled to attend and vote at any meeting shall be not more than 60 days and not less than ten days prior to the meeting date.	The New Liberty Global articles provide that, unless otherwise required by law, the record date for determining the shareholders entitled to attend and vote at any meeting shall be not more than 60 days and not less than ten days prior to the meeting date.

Quorum

Virgin Media’s bylaws provide that, unless otherwise provided by law, holders of a majority of the capital stock of Virgin Media issued and outstanding and entitled to vote present in person or by proxy at the meeting constitutes a quorum for the transaction of business at the meeting.	Holders of a majority of the voting rights of all the shareholders entitled to vote at the general meeting shall be present in person or represented by proxy in order to constitute a quorum for the transaction of any business.

Annual Meetings of Stockholders/Shareholders

Virgin Media’s bylaws provide that an annual meeting of stockholders for the purpose of electing directors and of transacting any other business shall be held each year at such date, time and place, as may be specified by the Virgin Media board of directors in the notice of the meeting.

Under Delaware law, any stockholder or director may petition the Court of Chancery to order a meeting to elect directors if the annual meeting has not been held within 30 days of the date set for such meeting or thirteen months following the date the previous annual meeting was held.

The New Liberty Global articles provide that annual general meetings, are held and that the election and re-election of a relevant class of directors shall take place thereat. Meetings will take place at such date, time and place, as may be specified by the New Liberty Global board of directors in the notice of meeting. English law requires that each annual general meeting must take place within the six month period beginning with the day following the end of the company’s fiscal year, but does not specify what business must be transacted at the annual general meeting, nor are there any restrictions on business (however, the annual general meeting is usually the meeting that is used for matters which must be dealt with each financial year, such as

Provisions Currently Applicable to Virgin Media Stockholders	Provisions Applicable to New Liberty Global Shareholders

the re-election of directors, fixing the remuneration of auditors and consideration of the annual accounts, directors’ report and auditors’ report).

Special Meetings of Stockholders/Shareholders

Subject to the rights of the holders of preferred stock, Virgin Media’s restated certificate of incorporation and bylaws provide that special meetings of stockholders may only be called by a majority vote of the board of directors (or constituted committee thereof empowered to call special meetings), the chairman of the board of directors or the president.

Virgin Media’s bylaws provide that only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the notice of that special meeting.

The New Liberty Global board of directors can call general meetings at such date, time and place, as they may specify in the notice of meeting.

Under English law, one or more shareholders holding voting shares representing at least five percent of the paid-up capital of New Liberty Global can require (or requisition) New Liberty Global to call and hold a general meeting.

The only business that may be conducted at a general meeting is the business that is referred to in the relevant notice of such general meeting.

Notice of Annual and Special Meetings of Stockholders/Shareholders

Generally, the DGCL requires that notice to stockholders of the place (if any), date, and hour, and means of remote communication, if any, of each annual and special stockholders’ meeting be given at least ten days, but no more than 60 days, before the meeting date. In the case of a special meeting, the notice must also state the purpose or purposes for which the meeting is called. Pursuant to the DGCL, notice of a stockholders’ meeting to vote upon a merger or a sale of all or substantially all of the corporation’s assets must be delivered at least 20 days before the meeting date.

Virgin Media’s bylaws provide that all meetings of stockholders are to be held at such time and place as may be stated in the notice of the meeting and that such notice must state: (i) the place, if any, date and hour thereof; the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and (ii) in the case of a special meeting, the purpose or purposes for which the meeting is called.

Virgin Media’s bylaws provide that notice of an annual or special meeting will be given to each stockholder entitled to vote thereat at least ten days but not more than 60 days before the date of the meeting.

The New Liberty Global board of directors can call general meetings at such date, time and place, as they may specify in the notice of meeting.

The notice of the general meeting must state the date, time and place of the meeting and the general nature of the business to be dealt with, and where it is proposed to pass a particular resolution as a special resolution the notice should state as such (as well as include the text of the proposed special resolution). The notice of any annual general meeting should also identify the meeting as being an annual general meeting. A general meeting may be held within or outside the U.K. Business transacted at a general meeting of shareholders shall be limited to the purposes stated in the notice.

Under English law, an annual general meeting must be called by at least 21 clear days’ notice. This notice period can be shortened if all shareholders who are permitted to attend and vote agree to the shorter notice.

A general meeting other than the annual general meeting must be called by not less than 14 clear days’ notice. This notice period can be shortened if shareholders holding at least 95 percent of the voting rights in New Liberty Global agree.

Provisions Currently Applicable to Virgin Media Stockholders	Provisions Applicable to New Liberty Global Shareholders

“Clear days” means calendar days and excludes: (i) the date of receipt or deemed receipt of the notice; and (ii) the date of the meeting itself.

Where the general meeting is properly required to be called by the shareholders of New Liberty Global (see “Special Meetings of Stockholders/Shareholders” above), the New Liberty Global board of directors must call the general meeting within 21 days, and the meeting itself should be held not more than 28 days, after the date of the notice convening the meeting.

Stockholder/Shareholder Proposals

Virgin Media’s bylaws provide that, to be properly brought before the annual or any special stockholders’ meeting, business must be either (a) specified in the notice of meeting (or any supplement or amendment thereto) given by or at the direction of the board of directors (or any duly authorized committee thereof), (b) otherwise properly brought before the meeting by or at the direction of the board of directors (or any duly authorized committee thereof), or (c) solely in the case of the annual meeting, otherwise properly brought before the meeting by any stockholder of Virgin Media that: (i) complies with the notice procedures described below and (ii) is a stockholder of record on both the date such notice is given and the record date for the determining stockholders entitled to notice of and to vote at such annual meeting.

For business to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary of Virgin Media. To be timely, a stockholder’s written notice to the Secretary of Virgin Media must be delivered to or mailed and received at the principal executive offices of Virgin Media not less than 75 days nor more than 90 days prior to the first anniversary of the date of the immediately preceding year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, to be timely, notice by the stockholder must be so received not later than the close of business on the tenth day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting is first given or made (which for this purpose

Where a general meeting is properly required to be called by the shareholders of New Liberty Global (see “Special Meetings of Stockholders/Shareholders” above), if the notice requesting the general meeting identifies a resolution intended to be properly moved (i.e., put to shareholders) at the meeting, the notice convening the meeting must include notice of the resolution, which would then form part of the business to be dealt with at the meeting.

Under English law, one or more shareholders holding at least five percent of the total voting rights of all shareholders who have the right to vote on a resolution or at least 100 shareholders who have a right to vote and hold (on average) at least £100 per shareholder of paid-up share capital can require New Liberty Global to give notice of any resolutions that may, and are intended to, be properly moved (i.e., put to shareholders) at the next annual general meeting (including, for the avoidance of doubt, a resolution electing a director). The request must be received at least six weeks before the relevant annual general meeting or if later, the time at which notice of the meeting is given. If so requested, New Liberty Global is required to give notice of the resolution in the same manner and at the same time (or as soon as reasonably practical thereafter) as the notice of the annual general meeting.

A resolution may be “properly moved” (i.e., put to the shareholders) at a general meeting or annual general meeting, unless:

(1)  it would, if passed, be ineffective (whether by reason of inconsistency with any law or the New Liberty Global articles);

Provisions Currently Applicable to Virgin Media Stockholders	Provisions Applicable to New Liberty Global Shareholders

shall include any and all filings of Virgin Media made on the EDGAR system of the SEC), whichever first occurs. To be in proper written form, a stockholder’s notice to the Secretary of Virgin Media must include all the information set forth in the bylaws.

(2)     it is defamatory of any person; or

(3)     it is frivolous or vexatious.

The New Liberty Global articles impose further requirements on the content of any shareholder notice to either: (i) request a general meeting for the purposes of proposing a resolution; or (ii) propose a resolution for a general meeting. The provisions require the notice to include (without limitation) matters relating to the identity of the relevant shareholder(s) and certain associated persons (including those acting in concert), and their respective interests in New Liberty Global. Additionally, the New Liberty Global articles impose further requirements as to when such notices must be delivered. The provisions require (broadly, and subject to limited exceptions) the notices to be delivered to the company no earlier than the close of business on the 120th day, nor later than the close of business on the

90th day, prior to the anniversary of the previous annual general meeting. If these additional content and timing requirements are not complied with, then the relevant shareholder(s) who gave the notice, shall not be entitled to vote their shares in respect of the matters which are the subject of such notice.

Stockholder/Shareholder Nominations of Directors

Virgin Media’s bylaws provide that, subject to the rights of the holders of any preferred stock, nominations of persons for election to the Virgin Media board of directors at any meeting of stockholders at which directors will be elected may be made (a) by or at the direction of the board of directors (or any duly authorized committee thereof) or (b) by any stockholder of Virgin Media that: (i) complies with the notice procedures described below and (ii) is a stockholder of record on both the date such notice is given and the record date for determining stockholders entitled to notice of and to vote at such meeting.

For a nomination to be made by a stockholder, such stockholder must give timely notice thereof in proper written form to the Secretary of Virgin Media. To be timely, a stockholder’s written notice to the Secretary of Virgin Media must be delivered to or mailed and received at the principal executive offices of Virgin Media, in the case of: (x) an annual meeting, not less than 75 days nor more than 90 days prior to the first anniversary of the date of the immediately preceding

Shareholders, whether individually or collectively, who meet the relevant thresholds can requisition general meetings and require certain resolutions to be proposed at general meetings, and these resolutions may include nominations of persons for election to the New Liberty Global board of directors (see “Special Meetings of Stockholders/Shareholders” and “Stockholder/Shareholder Proposals” above).

The shareholders of New Liberty Global also have the right in the New Liberty Global articles to elect directors by ordinary resolution. The New Liberty Global board of directors also has the right in the New Liberty Global articles to elect and remove directors.

Provisions Currently Applicable to Virgin Media Stockholders	Provisions Applicable to New Liberty Global Shareholders

year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, to be timely, notice by the stockholder must be so received not later than the close of business on the tenth day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting is first given or made (which for this purpose shall include any and all filings of Virgin Media made on the EDGAR system of the SEC), whichever first occurs; and (y) a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting is first given or made (which for this purpose shall include any and all filings of Virgin Media made on the EDGAR system of the SEC). To be in proper written form, a stockholder’s notice to the Secretary of Virgin Media must include all the information set forth in the bylaws.

Sources of Dividends

Pursuant to the DGCL, subject to certain restrictions, the Virgin Media board of directors may declare and pay dividends out of:

(1)     surplus of the corporation, which is defined as net assets less statutory capital; or

(2)     if no surplus exists, out of the net profits of the corporation for the year in which the dividend is declared and/or the preceding year,

provided, however, that if the net assets of the corporation have been diminished to an amount less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having preference upon the distribution of assets, the board of directors may not declare and pay dividends out of the corporation’s net profits until the deficiency has been repaired. Generally, under the DGCL, the board of directors must consider the actual, current value of the corporation’s assets.

New Liberty Global may declare and pay dividends on its issued share capital only out of its “distributable reserves”, defined as accumulated, realized profits less accumulated, realized losses, and not out of share capital. For this purpose, share capital includes any share premium, being an amount equal to the excess of the consideration for the issue of shares over the aggregate nominal amount (i.e., par value) of such shares.

In addition, under English law, New Liberty Global will not be permitted to declare and pay a dividend if, at the time, the amount of its net assets is less than the aggregate of its issued and called-up share capital and undistributable reserves or to the extent that the dividend will reduce the net assets below such amount.

Provisions Currently Applicable to Virgin Media Stockholders	Provisions Applicable to New Liberty Global Shareholders

Declaration of Dividends

Pursuant to the DGCL, dividends may be declared by the board of directors at any time, and may be paid in cash, property or in shares of a corporation’s capital stock, as described above in “Sources of Dividends”. Before payment of any dividend, there may be set aside out of the funds of the corporation available for dividends such sums as the directors think proper as a reserve to meet contingencies, to equalize dividends or to repair or maintain company property or for any other purpose.

Virgin Media’s bylaws provide that dividends upon the capital stock of Virgin Media, subject to the requirements of Delaware law and the rights of the holders of preferred stock, may be declared by the board of directors out of funds legally available therefor at any regular or special meeting of the board of directors (or any action by written consent in lieu thereof in accordance with the bylaws), and may be paid in cash, in property or in shares of Virgin Media’s capital stock. Before payment of any dividend, there may be set aside out of any funds of Virgin Media available for dividends such sum or sums as the board of directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for purchasing any of the shares of capital stock, warrants, rights, options, bonds, debentures, notes, scrip or other securities or evidences of indebtedness of Virgin Media, or for equalizing dividends, or for repairing or maintaining any property of Virgin Media, or for any proper purpose, and the board of directors may modify or abolish any such reserve.

The shareholders may declare dividends by ordinary resolution, except that no dividend may exceed the amount recommended by the New Liberty Global board of directors. Furthermore, the New Liberty Global articles also provide that a general meeting declaring a dividend may, upon recommendation by the New Liberty Global board of directors, direct by ordinary resolution that the dividend shall be satisfied wholly or partly by the distribution of assets, including (without limitation) paid up shares or debentures of another corporation.

The New Liberty Global articles authorize the directors to declare interim dividends (including wholly or partly by the distribution of assets) if the New Liberty Global board of directors considers that they are justified by the profits of New Liberty Global available for distribution.

Where the distribution includes securities issued by another corporation, these securities must be distributed on the basis that:

(1)     the holders of class A New Liberty Global shares, class B New Liberty Global shares and class C New Liberty Global shares receive the identical class of securities, on an equal per share basis; or

(2)     the holders of class A New Liberty Global shares, the holders of class B New Liberty Global shares and the holders of class C New Liberty Global shares each receive a different class of securities or the holders of one or more classes of ordinary shares receives a different class of securities than the holders of all other classes of ordinary shares (in which case: (i) the holders of class B New Liberty Global shares shall receive the securities having higher value voting rights and the holders of class A New Liberty Global shares and class C New Liberty Global shares will receive the securities having lower value voting rights, and (ii) if different classes of securities are being distributed to holders of the class A New Liberty Global shares and the class C New Liberty Global shares, then such securities shall be distributed either as determined by the New Liberty Global board of directors or such that the relative voting rights of the securities of the class of securities to

Provisions Currently Applicable to Virgin Media Stockholders	Provisions Applicable to New Liberty Global Shareholders

         be received by the holders of class A New Liberty Global shares and class C New Liberty Global shares corresponds, to the extent practicable, to the relative voting rights of each such class of New Liberty Global shares), on an equal per share basis.

The New Liberty Global articles also provide that the New Liberty Global board of directors may offer any shareholder the right to elect to receive fully paid shares instead of cash in respect of the whole or some part (to be determined by the New Liberty Global board of directors) of all or any dividend specified by ordinary resolution. Each shareholder will be entitled to such number of new shares of the same class as they hold (or class C New Liberty Global shares) as are together as nearly as possible equal in value to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder would have received by way of dividend but elects to forgo. For these purposes, the value of each new share shall be: (i) equal to the average of the closing prices for those shares on Nasdaq (or other exchange or quotation service on which New Liberty Global’s shares are listed or quoted), on the day on which those shares are first quoted ex the relevant dividend and the four subsequent business days; or (ii) calculated in any other manner which the New Liberty Global board of directors considers fit, provided that it is not less than its nominal amount (i.e., par value). Each holder of shares shall only be entitled to new shares of either (as the New Liberty Global board of directors may determine) (i) the identical class to which the dividend relates or (ii) Class C New Liberty Global shares.

Subject to the U.K. Companies Act 2006, in exercising its authority to declare a bonus issue of shares, unless recommended by three-quarters of the New Liberty Global board of directors and approved by an ordinary resolution of New Liberty Global, the New Liberty Global directors may only declare bonus issues of shares:

(1)     consisting of class C New Liberty Global shares to all holders of New Liberty Global shares, on an equal per share basis; or

(2)     consisting of the identical class of New Liberty Global shares held by each shareholder of New Liberty Global to holders of each class of New Liberty Global shares, on an equal per share basis; or

Provisions Currently Applicable to Virgin Media Stockholders	Provisions Applicable to New Liberty Global Shareholders

(3)     consisting of any other class of shares of New Liberty Global to all holders of New Liberty Global shares, on the basis referred to above for distributions of securities issued by another corporation.

See “Description of New Liberty Global Shares – Bonus Issues” for further information.

Record Date of Dividends

Virgin Media’s bylaws provide that, the record date for stockholders entitled to receive the payment of a dividend or other distribution must be set not more than 60 days prior to the date of payment of such dividend or other distribution.	The New Liberty Global articles provide that the New Liberty Global board of directors may set the record date for a dividend or other distribution, provided that it is not prior to the date falling 60 days prior to the date of payment of such dividend or other distributions.

Purchase and Redemption of Stock

Pursuant to the DGCL, a corporation may purchase, redeem, receive, take or otherwise acquire, own and hold, sell, lend, exchange, transfer or otherwise dispose of, pledge, use and otherwise deal in and with its own shares; provided, however, that no corporation shall:

(1)     Purchase or redeem its own shares of capital stock for cash or other property when the capital of the corporation is impaired or when such purchase or redemption would cause any impairment of the capital of the corporation, except that a corporation may purchase or redeem out of capital any of its own shares which are entitled upon any distribution of its assets, whether by dividend or in liquidation, to a preference over another class or series of its stock, or, if no shares entitled to such a preference are outstanding, any of its own shares, if such shares will be retired upon their acquisition and the capital of the corporation reduced;

(2)     Purchase, for more than the price at which they may then be redeemed, any of its shares which are redeemable at the option of the corporation; or

(3)     Redeem any of its shares unless their redemption is authorized by a subsection of the DGCL and then only in accordance with such section and the certificate of incorporation.

New Liberty Global may engage in “off-market” purchases of its own shares subject to the shareholders’ prior approval, by special resolution, of the contract pursuant to which the purchase(s) are made.

A special resolution, which would approve certain contracts pursuant to which New Liberty Global would be able to make “off-market” purchases from selected investment banks, is anticipated to be adopted prior to the effective time of the mergers. See “Description of New Liberty Global Shares—Alteration of Share Capital/Repurchase of Shares” for further details.

New Liberty Global may redeem outstanding redeemable shares, if any, subject to such conditions and procedures as the New Liberty Global board of directors may have determined on or prior to the allotment and issuance of such shares.

New Liberty Global may redeem or purchase shares only if the shares are fully paid and only out of:

(1)     distributable reserves; or

(2)     the proceeds of a new issue of shares made for the purpose of the purchase or redemption.

Under English law, any shares (including redeemable shares) purchased by New Liberty Global must then be canceled and cannot be resold by the company.

Provisions Currently Applicable to Virgin Media Stockholders	Provisions Applicable to New Liberty Global Shareholders

Generally, pursuant to the DGCL, a corporation has a right to resell any of its shares theretofore purchased or redeemed out of surplus (as defined above under “Sources of Dividends”) and which have not been retired, for such consideration as shall be fixed by the board of directors.

Pursuant to the DGCL, shares which have been called for redemption shall not be deemed to be outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which written notice of redemption has been sent to holders thereof and a sum sufficient to redeem such shares has been irrevocably deposited or set aside to pay the redemption price to the holders of the shares upon surrender of certificates therefor.

The New Liberty Global articles permit New Liberty Global to issue redeemable shares. Any redeemable shares which are redeemed by New Liberty Global must be canceled, but pending redemption could be voted and deemed outstanding for the purpose of determining the total number of shares entitled to vote on any such matter unless the terms of issue provide otherwise.

Appraisal Rights

Pursuant to the DGCL, a stockholder of a Delaware corporation is generally entitled, subject to certain specified circumstances, to demand appraisal of the fair value of such stockholder’s shares in the event the corporation is a party to a merger or consolidation, subject to specified exceptions.

English law does not provide for “appraisal rights” similar to those rights under Delaware law. However, English law does permit a minority shareholder to object to a Court where its shares are proposed to be compulsorily acquired. See “Stockholder/Shareholder Votes on Mergers and Acquisitions” below.

English law also permits minority shareholders to bring certain claims against a company. See “Shareholder Suits” below.

Preemptive Rights

Under Delaware law, a stockholder is not entitled to preemptive rights to subscribe for additional issuances of stock or any security convertible into stock unless they are specifically granted in the certificate of incorporation.

Virgin Media’s restated certificate of incorporation does not provide such rights to the holders of Virgin Media’s common stock.

Under English law, the issuance for cash of:

(1)     equity securities (i.e., shares other than shares which, with respect to dividends or capital, carry a right to participate only up to a specified amount in a distribution); or

(2)     rights to subscribe for, or convert securities into, such equity securities,

must be offered first to the existing ordinary shareholders in proportion to their respective nominal amounts (i.e., par values) of their holdings. English law permits a company’s shareholders by special resolution or a provision in a company’s articles of association to exclude preemptive rights for a period of up to five years.

Provisions Currently Applicable to Virgin Media Stockholders	Provisions Applicable to New Liberty Global Shareholders

Preemptive rights do not generally apply to a company’s issuance of shares in exchange for consideration other than cash.

The New Liberty Global articles provide that, for the first five years after their adoption, the New Liberty Global board of directors will have authorization (without the need for further shareholder resolution) to allot and issue shares, or to grant rights to subscribe for, or to convert or exchange any securities into shares, up to an aggregate nominal amount (i.e., par value) of $20,000,000 for cash, free of these statutory preemptive rights. Renewal (by shareholder resolutions) of the authorization to allot and issue shares and exclusion of statutory preemptive rights is expected to be sought at least once every five years, and possibly more frequently.

Amendment of the Constitutional Documents

Under Delaware law, unless the certificate of incorporation requires a greater vote, an amendment to the certificate of incorporation requires:

(1)     recommendation of the board of directors; and

(2)     the affirmative vote of a majority of the outstanding stock entitled to vote (and in certain circumstances, the affirmative vote of a majority of the outstanding stock of each class entitled to vote).

Virgin Media’s restated certificate of incorporation requires, subject to the rights of the holders of preferred stock, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding capital stock of Virgin Media entitled to vote thereon, voting together as a single class, to amend, alter, repeal or adopt any provision inconsistent with the provisions of the restated certificate of incorporation that relate to: (i) the board of directors, (ii) the removal of directors, (iii) prohibitions on actions by written consent of stockholders, (iv) special meetings of stockholders, (v) limitation on liability, (vi) amendments to bylaws, (vii) indemnification and (viii) anti-takeover matters.

The provisions in the articles of association of an English public limited company are generally equivalent to the collective provisions of a certificate of incorporation and bylaws of a Delaware corporation.

Under English law, a special resolution of the shareholders is required to amend any provision of the New Liberty Global articles that is not “entrenched” or is not a right attached to a particular class of shares.

If a provision is “entrenched” that provision may only be amended or repealed if the stated conditions are met, or procedures are complied with, that are more restrictive than those applicable in the case of a special resolution. There is one “entrenched” provision in the New Liberty Global articles, being the requirement for poll voting (i.e., where each vote is counted, as opposed to voting by a show of hands) on all resolutions at general meetings. This requirement is “entrenched”, as it may only be removed, amended or varied by a shareholders’ resolution passed unanimously at a general meeting.

See “Class Voting Rights” below for further information on how the rights attached to a particular class of shares may be amended.

Provisions Currently Applicable to Virgin Media Stockholders	Provisions Applicable to New Liberty Global Shareholders

Under Delaware law, stockholders have the power to adopt, amend or repeal bylaws by the affirmative vote of a majority of the stock present and entitled to vote at a meeting at which a quorum is present, unless the certificate of incorporation or the bylaws specify a greater vote.

Virgin Media’s restated certificate of incorporation and bylaws provide that, subject to the rights of the holders of any preferred stock, the bylaws may be repealed,

altered, amended or rescinded, in whole or in part, or new bylaws may be adopted by either: (i) the affirmative vote of the holders of sixty-six and two thirds percent (66 2/3%) of the outstanding capital stock of Virgin Media entitled to vote thereon, voting together as a single class, or (ii)(a) with respect to any provision other than the provisions of the bylaws relating to the conduct of business in the name of the corporation and the commingling of corporate money and assets, by a majority of the entire board of directors (i.e., the total number of directors that Virgin Media would have if there were no vacancies), and (b) with respect to the provisions of the bylaws relating to the conduct of business in the name of the corporation and the commingling of corporate money and assets, by at least sixty-six and two thirds percent (66 2/3%) of the entire board of directors.

Preferred Stock/Preference Shares

Blank Check Preferred Stock

Virgin Media’s restated certificate of incorporation provides the Virgin Media board of directors authority to issue shares of preferred stock and to determine the terms, rights and obligations of such shares, which may include rights of priority over holders of Virgin Media’s common stock.

Series A Junior Participating Preferred Stock

Virgin Media’s restated certificate of incorporation authorizes the issuance of 1,000,000 shares of Series A junior participating preferred stock. The issuance of such stock is governed by the Virgin Media stockholders’ rights plan. Virgin Media does not currently have any shares of Series A junior preferred stock outstanding.

Preference shares can be issued by English companies, giving the holders rights of priority over ordinary shareholders.

Subject to the directors having sufficient authorization to allot and issue preference shares, the New Liberty Global articles permit the directors to allot and issue preference shares with such rights (including voting rights), powers and preferences, if any, to be determined by the New Liberty Global board of directors prior to allotment and issuance.

Provisions Currently Applicable to Virgin Media Stockholders	Provisions Applicable to New Liberty Global Shareholders
Class Voting Rights

Virgin Media’s restated certificate of incorporation provides that, except as may otherwise be required by Delaware law and subject to the rights of the holders of any preferred stock, the holders of outstanding shares of common stock shall have all voting power.

Pursuant to the DGCL, holders of shares of a class of capital stock are entitled to vote separately as a class upon a proposed amendment to a corporation’s certificate of incorporation if the amendment will:

The New Liberty Global articles provide that rights attached to a class of shares may only be varied: (i) in such manner (if any) as may be provided by those rights; (ii) with the written consent of the holders of three-quarters in nominal amount (i.e., par value) of the issued shares of that class; or (iii) by a special resolution passed at a separate meeting of the holders of that class.

(1)     unless otherwise provided in the certificate of incorporation, increase or decrease the authorized shares of the class;

(2)     increase or decrease the par value of the shares of the class; or

(3)     alter or change the powers, preferences or special rights of the shares of the class so as to affect them adversely.

Stockholder/Shareholder Votes on Mergers and Acquisitions

Pursuant to the DGCL, unless a corporation’s certificate of incorporation provides otherwise, a merger or consolidation of the corporation or the sale, lease or exchange of all or substantially all of a corporation’s assets generally requires the approval of the board of directors and (except in limited circumstances) the affirmative vote of a majority of the outstanding stock entitled to vote on the transaction.

Pursuant to the DGCL, a corporation or other entity owning at least 90 percent of the outstanding shares of a subsidiary corporation may effect a merger with or into such subsidiary by resolution of the board of directors of the parent and without any action on the part of the board of directors or of the other stockholders of the subsidiary.

Virgin Media’s restated certificate of incorporation includes no additional provisions in this regard, and Delaware law applies without modification.

A shareholder vote is not generally required, under English law, to approve the sale, lease or exchange of all or substantially all of a company’s assets.

Under English law, where New Liberty Global proposes to acquire another company, approval of New Liberty Global’s shareholders is not required.

Under English law, where another company proposes to acquire New Liberty Global, the requirement for the approval of the shareholders of New Liberty Global depends on the method of acquisition.

Under English law, a statutory merger (under Part 27 of the U.K. Companies Act 2006) of New Liberty Global and another English public company, whether by the transfer by each company of their assets to a third company (a “merger by formation of a new holding company”) or a transfer of the assets of one public company to another (a “merger by absorption”) (in each case as opposed to an acquisition of one company of the other), will require, subject to exceptions, the approval of the shareholders of both

Provisions Currently Applicable to Virgin Media Stockholders	Provisions Applicable to New Liberty Global Shareholders

New Liberty Global and the other English public company (being, for each, a majority in number, representing 75% in value, of each class of members at a meeting).

By comparison, a takeover (i.e., the acquisition of one company by another) of an English public company may be carried out by a statutory scheme of arrangement (under Part 26 of the U.K. Companies Act 2006) between the target company and its shareholders. Part 26 schemes of arrangement are also used in certain types of compromises with creditors, amalgamations and capital reorganizations. In the context of an acquisition or takeover, such arrangements require the approval of: (i) a majority in number of shareholders representing 75 percent in value of the shareholders or class of shareholders present and voting either in person or by proxy at a special meeting convened by order of the court; and (ii) the English court. Once approved, sanctioned and becoming effective, all shareholders and creditors of the relevant class are bound by the terms of a scheme, and a dissenting shareholder would have no rights comparable to appraisal rights provided under Delaware law.

English law also provides that where: (i) a takeover offer is made for shares (other than by way of a scheme of arrangement), and (ii) following the offer, the offeror has acquired or contracted to acquire not less than 90 percent in value of the shares to which the takeover offer relates, and not less than 90 percent of the voting rights carried by the shares to which the offer relates, the offeror may require the other shareholders who did not accept the offer to transfer their shares on the terms of the offer. A dissenting shareholder may object to the transfer on the basis that the bidder is not entitled to acquire shares or to specify terms of acquisition different from those in the offer by applying to the court within six weeks of the date on which notice of the transfer was given. In the absence of fraud or oppression, the court is unlikely to order that the acquisition shall not take effect, but it may specify terms of the transfer that it finds appropriate. A minority shareholder is also entitled in similar circumstances to require the offeror to acquire his or her shares on the terms of the offer.

Provisions Currently Applicable to Virgin Media Stockholders	Provisions Applicable to New Liberty Global Shareholders

Related Party Transactions

Section 143 of the DGCL provides that a corporation may lend money to, or guarantee any obligation incurred by, its officers or employees if, in the judgment of the board of directors, the loan or guarantee may reasonably be expected to benefit the corporation.

Section 144 of the DGCL provides that any other contract or transaction between the corporation and one or more of its directors or officers is neither void nor voidable solely because the interested director or officer was present, participates or votes at the board or board committee meeting that authorizes the contract or transaction, if either: (i) the director’s or officer’s interest is made known to the disinterested directors or the stockholders of the corporation, who thereafter approve the transaction in good faith; or (ii) the contract or transaction is fair to the corporation as of the time it is approved or ratified by either the board of directors, a committee thereof, or the stockholders.

Under English law, certain transactions between a director (or a person connected with a director) and a related company are prohibited unless approved by the shareholders, such as loans, quasi-loans, credit transactions and substantial property transactions.

Directors who have an interest in a proposed transaction or arrangement with New Liberty Global are required to declare the nature of their interest at a meeting of the New Liberty Global board of directors or by notice (see “Standard of Conduct for Directors; Composition of the Board” below). Furthermore, pursuant to the New Liberty Global articles (and subject to certain specified exceptions) a director is not permitted to vote on any matter in which he or she has an interest that can reasonably be regarded as giving rise to a conflict of interests with New Liberty Global. This restriction may be suspended or relaxed, either generally or in respect of a particular matter, by an ordinary resolution of the shareholders or, in respect of a particular matter, by a resolution of the New Liberty Global board of directors.

Rights of Inspection

Delaware law allows any stockholder the right to inspect a complete list of the stockholders entitled to vote at a meeting of stockholders, both during the time of the meeting and during the ten days preceding the meeting, for a purpose germane to the meeting.

Delaware law allows any stockholder in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, during the usual hours for business to inspect for any proper purpose, and to make copies and extracts from:

(1)     the corporation’s stock ledger, a list of its stockholders, and its other books and records; and

(2)     a subsidiary’s books and records, to the extent that:

(i)     the corporation has actual possession and control of such records of such subsidiary; or

Under English law, the register and index of names of shareholders of New Liberty Global may be inspected at any time (1) for free, by its shareholders, and (2) for a fee by any other person. The inspecting shareholder has to show he or she has a proper purpose in inspecting the register. Documents may be copied for a fee.

The New Liberty Global articles contain provisions stating that a complete list of the shareholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each shareholder and the number of shares registered in the name of each shareholder shall be open to the examination of any shareholder, for any purpose germane to a shareholder meeting, during ordinary business hours, for a period of at least ten days prior to the meeting. The list shall also be produced and kept at the meeting and may be inspected by any shareholder who is present.

The service contracts of New Liberty Global’s directors can be inspected without charge and during

Provisions Currently Applicable to Virgin Media Stockholders	Provisions Applicable to New Liberty Global Shareholders

(ii)    the corporation could obtain such records through the exercise of control over such subsidiary, provided that as of the date of the making of the demand:

(a)    the stockholder inspection of such books and records of the subsidiary would not constitute a breach of an agreement between the corporation or the subsidiary and a person or persons not affiliated with the corporation; and

(b)    the subsidiary would not have the right under the law applicable to it to deny the corporation access to such books and records upon demand by the corporation.

business hours. In this and certain other contexts under applicable English law, a “director” includes certain executive officers and a “service contract” includes any contract under which such a director or executive officer undertakes personally to provide services to New Liberty Global or a subsidiary company, whether in that person’s capacity as a director, an executive officer or otherwise. Where service contracts are not in writing, a written memorandum setting out the terms must be provided by New Liberty Global.

The shareholders of New Liberty Global may also inspect, without charge and during business hours, the minutes of meetings of the shareholders for the previous ten years and obtain copies of the minutes for a fee.

In addition, the annual accounts of New Liberty Global are required by English law to be made available to shareholders at a general meeting and a shareholder is entitled to a copy of such accounts. The accounts must also be made available on New Liberty Global’s website and remain available until the accounts for the next financial year are placed on the website.

Under English law, the shareholders of New Liberty Global do not have the right to inspect the corporate books of a subsidiary of New Liberty Global.

Standard of Conduct for Directors; Composition of the Board

In general, the DGCL does not contain any specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of the board of directors is thus determined by decisions of the courts of the State of Delaware. In general, directors have a duty to act in good faith, on an informed basis and in a manner they reasonably believe to be in the best interests of the stockholders.

Virgin Media’s restated certificate of incorporation and bylaws provide that the number of directors of the corporation shall be not less than three and not more than 15, and the exact number of directors shall be fixed by the board of directors.

English law imposes certain specific obligations on the directors of New Liberty Global. In addition to certain common law and equitable principles, there are statutory director duties, including seven codified duties as follows:

(1)     to act in a way he or she considers, in good faith, would be most likely to promote the success of the company for the benefit of its shareholders as a whole;

(2)     to act in accordance with the company’s constitution and exercise powers only for the purposes for which they are conferred;

(3)     to exercise independent judgment;

(4)     to exercise reasonable care, skill and diligence;

Provisions Currently Applicable to Virgin Media Stockholders	Provisions Applicable to New Liberty Global Shareholders

(5)     to avoid conflicts of interest;

(6)     not to accept benefits from third parties; and

(7)     to declare an interest in a proposed transaction with the company.

The New Liberty Global articles provide that the number of directors shall not be less than two nor, unless otherwise determined by a majority of the directors, more than fifteen.

Classification of the Board of Directors

Delaware law permits the certificate of incorporation or a stockholder-adopted bylaw to provide that directors be divided into one, two or three classes, with the term of office of one class of directors to expire each year.

Virgin Media’s restated certificate of incorporation provides that, subject to the rights of the holders of preferred stock, the board of directors will be divided into three classes of directors. Each class is elected to serve for a term of three years, with the term of only one class expiring every year.

English law permits a company to provide for terms of different lengths for its directors. However, it also requires that, in the case of officers who are considered directors under English law, employment agreements with a guaranteed term of more than two years be subject to the prior approval of shareholders at a general meeting.

The New Liberty Global articles provide that the New Liberty Global board of directors will be divided into class A directors, class B directors and class C directors, and directors shall be assigned to each class by resolution(s) of the New Liberty Global board of directors. Each class is elected to serve for a term ending at the conclusion of the third annual general meeting after their appointment (save that the initial term of the class A directors and class B directors shall expire at the first and second annual general meetings of New Liberty Global, respectively).

Removal of Directors

Delaware law provides that any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows:

(1)     members of a classified board of directors may be removed only for cause, unless the certificate of incorporation provides otherwise; and

(2)     directors may not be removed in certain situations in the case of a corporation having cumulative voting.

Under English law, shareholders in New Liberty Global may remove a director of New Liberty Global without cause by ordinary resolution, irrespective of any provisions in the New Liberty Global articles, provided that notice of such proposal is given to New Liberty Global by the shareholder making such proposal at least 28 days’ prior to the general meeting at which such proposal is to be put to shareholders. A director subject to any such procedure has a right to: (i) make reasonable written representations (which the company must circulate to shareholders) as to why he or she should not be removed, and (ii) be heard orally at the general meeting.

Provisions Currently Applicable to Virgin Media Stockholders	Provisions Applicable to New Liberty Global Shareholders

Virgin Media’s restated certificate of incorporation and bylaws provide that, subject to the rights of the holders of any series of preferred stock, directors may be removed from office only for cause upon the affirmative vote of the holders of sixty-six and two-thirds percent (66 2/3%) of the then outstanding shares entitled to vote generally at an election of directors voting together as a single class.

A majority of the other directors of New Liberty Global acting by board resolution or otherwise may also remove a director by request in writing (or using electronic communications). The New Liberty Global board of directors acting by board resolution may also remove a director where such director either: (i) holds an executive office that has terminated or expires; or (ii) is absent (without permission) for more than six consecutive months from board meetings.

Vacancies on the Board of Directors

Virgin Media’s restated certificate of incorporation and bylaws provide that, subject to the rights of the holders of preferred stock, vacancies on the board of directors, resulting howsoever, may be filled by a majority of the directors then in office (even if less than a quorum) or by a sole remaining director.

Any director elected in accordance with the preceding sentence shall hold office for a term that shall coincide with the term of the class to which such director shall have been elected.

The New Liberty Global articles provide that vacancies on the board of directors may be filled by the New Liberty Global board of directors or may be filled by an ordinary resolution of the shareholders. Any directors appointed by the New Liberty Global board of directors or by ordinary resolution to fill a vacancy will be designated as the same class of director and subject to re-election at the same time as his or her predecessor.

Liability of Directors and Officers

Delaware law permits a corporation’s certificate of incorporation to include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

(1)     any breach of his or her duty of loyalty to the corporation or its stockholders;

(2)     acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

(3)     intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

(4)     any transaction from which he or she derives an improper personal benefit.

Virgin Media’s restated certificate of incorporation provides that no director shall be personally liable to Virgin Media or any of its stockholders for monetary damages for breach of fiduciary duty as a director,

English law does not permit New Liberty Global to exempt any director from any liability arising from negligence, default, breach of duty or breach of trust in relation to New Liberty Global. However, despite this prohibition, New Liberty Global is permitted to purchase and maintain limited insurance for a director of the company.

Shareholders can ratify by ordinary resolution a director’s conduct amounting to negligence, default, breach of duty or breach of trust in relation to New Liberty Global.

Provisions Currently Applicable to Virgin Media Stockholders	Provisions Applicable to New Liberty Global Shareholders

except to the extent such elimination from liability or limitation thereof is not permitted under the DGCL as the same exists or may subsequently be amended. If the DGCL is subsequently amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director shall be eliminated or limited to the fullest extent authorized by the DGCL, as so amended.

Indemnification of Directors and Officers

Delaware law provides that a corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that the person’s conduct was unlawful. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

A Delaware corporation may indemnify the same category of persons in an action by or in the right of the corporation under the same conditions, but only for expenses (including attorneys’ fees), provided that no indemnification is permitted without judicial approval if such person is adjudged to be liable to the corporation.

Virgin Media’s restated certificate of incorporation and bylaws provide that Virgin Media shall indemnify, to the fullest extent authorized by the DGCL as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits Virgin Media to provide broader

Subject to certain exceptions, English law does not permit New Liberty Global to indemnify a director against liability in connection with any negligence, default, breach of duty or breach of trust by him or her in relation to New Liberty Global. The exceptions allow New Liberty Global to:

(1)     purchase and maintain director and officer insurance against any liability attaching in connection with any negligence, default, breach of duty or breach of trust owed to the company. Director and officer insurance generally covers costs incurred in defending allegations and compensatory damages that are awarded. However, director and officer insurance will not cover damages awarded in relation to criminal acts, intentional malfeasance or other forms of dishonesty, regulatory offences or excluded matters such as environmental liabilities. In relation to these matters, director and officer insurance generally only covers defense costs, subject to the obligation of the director or officer to repay the costs if an allegation of criminality, dishonesty or intentional malfeasance is subsequently admitted or found to be true;

(2)     provide a QTPIP. This permits New Liberty Global to indemnify its directors (and directors of an “associated company” (i.e., a company that is a parent, subsidiary or sister company of New Liberty Global) in respect of proceedings brought by third parties (covering both legal costs and the amount of any adverse judgment), except for: (i) the legal costs of an unsuccessful defense of criminal proceedings or civil proceedings brought by the company itself; (ii) fines imposed in criminal proceedings; and (iii) penalties imposed by regulatory bodies. New Liberty Global can therefore indemnify directors against such third

Provisions Currently Applicable to Virgin Media Stockholders	Provisions Applicable to New Liberty Global Shareholders

indemnification rights than the DGCL permitted Virgin Media to provide immediately prior to such amendment), each person who was or is a party or is threatened to be made a party to or is involved in any threatened, pending or completed action suit, or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of Virgin Media, by reason of the fact that such person or a person of whom such person is the legal representative is or was a director or officer of Virgin Media or is or was serving at the request of Virgin Media as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Virgin Media, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful and the termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of Virgin Media, against all expense, liability and loss (including attorneys’ fees, judgments, fines or penalties and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such person in connection therewith, and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors, administrators and legal representatives.

Virgin Media’s restated certificate of incorporation and bylaws provide that Virgin Media shall indemnify and hold harmless, to the fullest extent authorized by the DGCL as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits Virgin Media to provide broader indemnification rights than DGCL permitted Virgin Media to provide immediately prior to such amendment), any person who was or is a party or is threatened to be made a party or is involved in any threatened, pending or completed proceeding by or in the right of Virgin Media to procure a judgment in its favor by reason of the fact that such person or a party actions as class actions or actions following mergers and acquisitions or share issues;

(3)     indemnify a director in respect of defense costs in relation to civil and criminal proceedings against him or her (even if the action is brought by the company itself). This is subject to the requirement for the director or officer to reimburse the company if the defense is unsuccessful. However, if the company has a QTPIP in place whereby the director or officer is indemnified in respect of legal costs in civil proceedings brought by third parties, then the director or officer will not be required to reimburse the company in such cases; and

(4)     provide a QPSIP. This permits New Liberty Global to indemnify a director of a company (whether New Liberty Global or an associated company) that is a trustee of an occupational pension scheme against liability incurred in connection with such company’s activities as a trustee of the scheme, except for: (i) the legal costs of an unsuccessful defense of criminal proceedings; (ii) fines imposed in criminal proceedings; and (iii) penalties imposed by regulatory bodies.

The New Liberty Global articles include a provision that allows the Company to exercise all powers to indemnify, subject to the provisions of English law, any person who is or was a director of New Liberty Global or an associated company against any loss or liability, whether: (i) in connection with any negligence, default, breach of duty or breach of trust by him or her or otherwise, in relation to New Liberty Global or any associated company; or (ii) in connection with that company’s activities as a trustee of an occupational pension scheme. The New Liberty Global articles also include a provision that allows the company to exercise all powers to purchase and maintain insurance for the benefit of any person who is or was a director, officer or employee of the company or any related company or for the trustee of any pension fund in which the employees of the company or any related company are or have been interested.

In addition to the provisions of the articles of association, it is common to set out the terms of the QTPIP and any QPSIP in the form of a deed of indemnity between the company and the relevant

Provisions Currently Applicable to Virgin Media Stockholders	Provisions Applicable to New Liberty Global Shareholders

person of whom such person is the legal representative is or was a director or officer of Virgin Media or is or was serving at request of Virgin Media as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, against all expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Virgin Media and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to Virgin Media unless and only to the extent that the Court of Chancery of the State of Delaware shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for expenses which the Court of Chancery of the State of Delaware shall deem proper.

Virgin Media shall pay the expenses incurred by any person entitled to indemnification in defending any proceeding in advance of its final disposition, provided, however, that if the DGCL requires, the payment of such expenses incurred by a director or officer in such person’s capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer) in advance of the final disposition of a proceeding, shall be made only upon delivery to Virgin Media of an undertaking by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified.

Virgin Media may, to the extent authorized from time to time by the board of directors, grant rights to indemnification, and, subject to applicable law, rights to be paid by Virgin Media the expenses incurred in defending any proceeding in advance of its final disposition, to any employee or agent of Virgin Media to the fullest extent of the provisions with respect to the indemnification and advancement of expenses of directors and officers of Virgin Media.

director or executive officer which indemnifies the director or executive officer against claims brought by third parties to the fullest extent permitted under English law. New Liberty Global expects to enter into new deeds of indemnity with directors, executive officers and certain other officers and employees (including directors, officers and employees of subsidiaries and other affiliates) in due course.

Provisions Currently Applicable to Virgin Media Stockholders	Provisions Applicable to New Liberty Global Shareholders

Virgin Media may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of Virgin Media or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not Virgin Media would have the power to indemnify such person against such expense, liability or loss under the DGCL. To the extent that Virgin Media maintains any policy or policies providing such insurance, each such director or officer, and each such employee or agent to which rights to indemnification have been granted shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage thereunder for any such director, officer, employee or agent.

Shareholders’ Suits

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

(1)    state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiff’s shares thereafter devolved on the plaintiff by operation of law; and

(2)    allege with particularity:

(a)      the efforts, if any, made by the plaintiff to obtain the action the plaintiff desires from the directors; or

(b)     the reasons for the plaintiff’s failure to obtain the action or for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the court.

An individual may also maintain a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met.

While English law only permits a shareholder to initiate a lawsuit on behalf of the company in limited circumstances, it does permit a shareholder to bring a claim against New Liberty Global:

(1)     when New Liberty Global’s affairs are being or have been conducted in a manner unfairly prejudicial to the interests of all or some shareholders, including the shareholder making the claim; or

(2)     when any act or omission of New Liberty Global is or would be so prejudicial.

The New Liberty Global articles provide that English courts will have exclusive jurisdiction with respect to any suits brought by shareholders against New Liberty Global or its directors.

Provisions Currently Applicable to Virgin Media Stockholders	Provisions Applicable to New Liberty Global Shareholders

Takeover Matters

A Delaware court will generally uphold board of director decisions to adopt anti-takeover measures in the face of a potential takeover where the directors are able to show that:

(1)       the directors had reasonable grounds for believing that there was a danger to corporate policy and effectiveness from an acquisition proposal; and

(2)      the board action taken was reasonable in relation to the threat posed.

Virgin Media has adopted a stockholders’ rights plan that could have the effect of delaying, deferring or preventing a change in control of Virgin Media. On February 5, 2013, Virgin Media amended its stockholders’ rights plan to provide that the entry into, announcement of, and consummation of transactions contemplated by, the merger agreement will not trigger the application of the provisions of the stockholders’ rights agreement.

In its restated certificate of incorporation, Virgin Media has elected to be governed by Section 203 of the DGCL, which generally prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder who beneficially owns 15 percent or more of a corporation’s voting stock within three years after the person or entity becomes an interested stockholder, unless: (i) the board of directors of the corporation has approved, before the time that the stockholder becomes an interested stockholder, either the business combination or the transaction that resulted in the person becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85 percent of the corporation’s voting stock (excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer); or (iii) at or after the person or entity becomes an interested stockholder, the

New Liberty Global is not subject to the U.K. Takeover Code. Consequently, the New Liberty Global board of directors will be permitted to adopt certain anti-takeover measures provided that such measures are consistent with their general duties (as described above under “Standard of Conduct of Directors; Composition of the Board”).

As discussed in “Description of New Liberty Global Shares—Takeover Provisions”, it is possible that the Takeover Code could apply to New Liberty Global in the future. If New Liberty Global becomes subject to the Takeover Code, the ability of the directors of New Liberty Global to engage in defensive measures to seek to frustrate bids may be further restricted.

There is no equivalent provision under English law to Section 203 of the DGCL, provided that the Takeover Code does not apply.

Provisions Currently Applicable to Virgin Media Stockholders	Provisions Applicable to New Liberty Global Shareholders

business combination is approved by the board of directors and authorized by the vote of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding voting stock not owned by the interested stockholder at an annual or special meeting.

Limitation on Enforceability of Civil Liabilities

Ability to Bring Suits, Enforce Judgments and Enforce U.S. Law

Virgin Media is a U.S. company incorporated under the laws of Delaware. As a result, investors generally can initiate lawsuits based on federal securities laws in U.S. courts against Virgin Media and its directors and officers and can generally enforce judgments based on those suits in U.S. courts.

Because New Liberty Global will be a public limited company incorporated under English law, after the effective time of the mergers, investors could experience more difficulty enforcing judgments obtained against New Liberty Global in U.S. courts than would currently be the case for U.S. judgments obtained against Liberty Global. It may also be more difficult (or impossible) to bring some types of claims against New Liberty Global in courts sitting in England than it would be to bring similar claims against a U.S. company in a U.S. court. In addition, the New Liberty Global articles provide that English courts have exclusive jurisdiction with respect to any suits brought by shareholders (in their capacity as such) against New Liberty Global or its directors.

A judgment obtained against New Liberty Global from a U.S. court may not be recognized by the English courts. There are no reciprocal arrangements for the recognition and enforcement of U.S. court decisions in the U.K. Rather, a separate action to enforce the U.S. judgment must be commenced in the English courts. In order for an English court to enforce a U.S. court judgment, it must (a) be for a debt or definite sum of money; (b) be final and conclusive; (c) not be of a penalty or revenue nature; and (d) be rendered by a court that had jurisdiction to give that judgment in the circumstances of the case, and in accordance with the English rules of private international law. The English courts may not recognize and enforce the U.S. court decision if: (i) any of (a)-(d) are not satisfied; (ii) the judgment was obtained through fraud; (iii) the enforcement of the judgment would be contrary to the public policy of the U.K.; or (iv) the proceedings in which the judgment was obtained were opposed to the rules of natural justice.

New Liberty Global and its directors and officers may be subject to criminal penalties in the U.S. arising from violations of the U.S. federal securities laws, but may not be subject to criminal penalties unless the criminal laws of the U.K. were violated.

Provisions Currently Applicable to Virgin Media Stockholders	Provisions Applicable to New Liberty Global Shareholders

A criminal judgment in a U.S. court under U.S. federal securities laws may not be enforceable in the English courts on public policy grounds and a prosecution brought before the English courts under U.S. federal securities laws might not be permitted on public policy grounds.

Approval of Director Compensation

Virgin Media’s stockholders generally do not have the right to approve directors’ compensation. However, Virgin Media is subject to SEC reporting requirements for director and executive officer compensation and shareholder non-binding advisory votes to approve certain (“named”) executive officer compensation and to determine the frequency of such non-binding advisory votes.

Directors must prepare a directors’ remuneration report. The directors’ remuneration report must form part of the annual financial statements, and must be presented to the shareholders for approval at a general meeting. The shareholder vote is currently non-binding, and no person’s remuneration is conditional upon the shareholders’ approval. However, it is expected that, with effect from October 1, 2013, English law will require New Liberty Global to hold a binding shareholder vote on remuneration policy at least once every three years (this requirement will first apply at the annual general meeting held in the fiscal year which commences on or after October 1, 2013). Remuneration payments made to directors and former directors would need to be consistent with the terms of the approved remuneration policy or otherwise approved by shareholder resolution. In addition, New Liberty Global would be required to hold a non-binding advisory shareholder vote annually on an implementation report, detailing how the approved remuneration policy was implemented in the previous year.

English law requires, in the case of officers who are considered directors under English law, that employment agreements with a guaranteed term of more than two years be subject to the prior approval of shareholders.

Notice

Virgin Media’s bylaws provide that whenever notice is required to be given to any stockholder, such notice may be given by mail, personally, or facsimile transmission. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to such stockholder’s address as it appears on the records of the corporation.	The New Liberty Global articles provide that any notice given by New Liberty Global to any shareholder be in writing, and be given, sent or supplied by New Liberty Global: (i) personally; (ii) by post in a pre-paid envelope to such holder’s registered address; (iii) in electronic form to a person who has agreed (and not revoked such agreement) to that supply of the notice in that form; or (iv) by website notification (subject to various conditions prescribed by English law and the New Liberty Global articles).

Provisions Currently Applicable to Virgin Media Stockholders	Provisions Applicable to New Liberty Global Shareholders

Subject to English law, New Liberty Global may also give any notice, document or information to the shareholders (other than, subject to a limited exception for where there has been a suspension or curtailment of postal services, a notice of a general meeting) by: (i) a public filing with the SEC; (ii) a press release reported by Reuters, Dow Jones News Service, Associated Press or another comparable news service; or (iii) other method of public announcement as the board of directors deems appropriate.

LEGAL MATTERS

The legality of New Liberty Global shares offered by this joint proxy statement/prospectus will be passed upon for New Liberty Global by Shearman & Sterling.

EXPERTS

The consolidated financial statements and schedules of Liberty Global, Inc. and subsidiaries (Liberty Global) as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, and Liberty Global management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2012, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report on the effectiveness of internal control over financial reporting as of December 31, 2012, contains an explanatory paragraph that states Liberty Global management’s evaluation of the effectiveness of internal control over financial reporting as of December 31, 2012 excluded San Juan Cable LLC, doing business as Onelink Communications, which was acquired in 2012. The audit of internal control over financial reporting of Liberty Global also excluded an evaluation of the internal control over financial reporting of this entity.

The consolidated financial statements and financial statement schedule of Virgin Media Inc. and subsidiaries, the consolidated financial statements of Virgin Media Investment Holdings Limited and subsidiaries, and the consolidated financial statements of Virgin Media Investments Limited and subsidiaries appearing in its Annual Report (Form 10-K, as amended) for the year ended December 31, 2012, and the effectiveness of Virgin Media Inc. and subsidiaries’ internal control over financial reporting, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

VIRGIN MEDIA MERGER-RELATED COMPENSATION PROPOSAL

Potential Change in Control and Termination Compensation

The table below sets forth, in the format prescribed by Item 402(t) of Regulation S-K, the information regarding the aggregate dollar value of the various elements of compensation and benefits to which Virgin Media’s named executive officers may become entitled as a result of the first VMI merger or as a result of the named executive officer’s involuntary termination of employment (as described below) after the first VMI merger and on or before December 31, 2014. For purposes of this discussion the named executive officers include those individuals identified as Virgin Media’s named executive officers in the summary compensation tables for the fiscal years ended December 31, 2011 and December 31, 2012 (other than Scott Dresser who left Virgin Media Limited in August 2012 and including Robert Gale who is a named executive officer for the fiscal year ended December 31, 2012). Please see the previous discussion of the treatment of equity awards and other arrangements described in “The Mergers—Interests of Virgin Media Directors and Executive Officers in the Mergers” beginning on page 157, for further information regarding the amounts described in the table below. In preparing this table, Virgin Media assumed that the effective time of the first VMI merger will be June 1, 2013 and has made the following assumptions in accordance with the SEC rules:

•

the employment of each of the named executive officers who is employed by Virgin Media Limited at the effective time of the first VMI merger will either be terminated by Virgin Media Limited (or its successor) without cause or be terminated by the named executive officer for good reason immediately after the effective time of the first VMI merger; and

•

upon the effective time of the first VMI merger or the termination of the named executive officer’s employment, as applicable, he will choose to exercise all outstanding stock options, stock units and JSOP interests that vest in connection with that event.

In addition to the above assumptions, the costs of providing continued health benefits and other benefits are based on estimates. Any changes in these assumptions or estimates would affect the amounts shown in the table.

As prescribed by the SEC rules, and as further described in the footnotes following the table, the figures in the table include values representing:

(i)	the settlement of stock options and stock units that vest on the consummation of the first VMI merger, assuming those awards are exercised at that time (so called “single-trigger” amounts);

(ii)	the settlement of stock options and stock units that vest only on the involuntary termination of the named executive officer’s employment following the consummation of the first VMI merger, assuming those awards are exercised at that time; and

(iii)	severance payments that would be due upon such termination of employment (together with the items in (ii) above, so-called “double-trigger” amounts).

Generally for this purpose, an involuntary termination includes a termination of the named executive officer’s employment that occurs after the consummation of the first VMI merger but on or before December 31, 2014 by Virgin Media Limited (or its successor) without cause or by the named executive officer for good reason (as defined in the named executive officer’s employment agreement, the Virgin Media 2010 Stock Incentive Plan or the merger agreement, as applicable).

If a named executive officer’s employment is not involuntarily terminated on or prior to December 31, 2014, he will not become entitled to the accelerated vesting benefits or severance payments that comprise the “double-trigger” amounts set forth below. Instead, vesting of the outstanding equity awards would occur in the normal course as compensation for the continued service of the named executive officer over a period of several years.

Name (a)	Cash ($) (b)	Equity ($) (c)	Pension/NQDC ($) (d)	Perquisites/ Benefits ($) (e)	Total Payments ($) (f)
Neil Berkett, Chief Executive Officer	2,377,950	17,199,450	0	0	19,577,400
Eamonn O’Hare, Chief Financial Officer	776,797	10,429,687	155,359	21,250	11,383,093
Andrew Barron, Chief Operating Officer	776,797	5,412,873	155,359	21,250	6,366,279
Paul Buttery, Chief Customer, Technology and Networks Officer	594,488	4,613,335	89,173	20,857	5,317,853
Robert Gale, Vice President-Controller	340,840	2,713,325	51,126	18,555	3,123,846

(a)	The names in this column (a) are Virgin Media’s named executive officers as reported in Virgin Media’s summary compensation table with respect to the fiscal year ended December 31, 2011 and who will be so reported with respect to the fiscal year ended December 31, 2012, excluding Scott Dresser, who left Virgin Media Limited in August 2012, and including Robert Gale who was not so reported for the fiscal year ended December 31, 2011 but will be so reported for the fiscal year ended December 31, 2012.

(b)	The “Cash” amounts reported in this column (b) represent the dollar amount of a lump sum cash severance payment to which the named executive officer is entitled under his employment agreement in the event of termination of employment by Virgin Media Limited without cause. Mr. Berkett is entitled to a lump sum of two times his base salary. Messrs. O’Hare, Barron, Buttery and Gale are each entitled to a lump sum payment equal to twelve months of base salary in lieu of a 12-month notice period. These payments would be considered “double-trigger” amounts for purposes of this table because a termination of employment is required for the executive to be eligible for the payment. All cash amounts that would be payable in pounds sterling have been converted to U.S. dollars for purposes of the table at a rate of 1.5853 which is the average noon buying exchange reported by the Federal Reserve Bank of New York for the year ended December 31, 2012.

(c)

The “Equity” dollar value reported in this column (c) represents the sum of (1) the hypothetical value that the named executive officer would receive upon exercise/settlement of the equity-based awards held by the named executive officer that will vest in connection with consummation of the first VMI merger (so called “single-trigger” amounts); plus (2) the hypothetical value that the named executive officer would receive upon exercise/settlement of the equity-based awards held by the named executive officer that would vest only upon the named executive officer’s subsequent involuntary termination of employment that occurs on or before December 31, 2014 (so called “double-trigger” amounts). The aggregate hypothetical value reported assumes that the executive would elect to exercise all of the options, stock units and JSOP interests at the time such awards become vested. In addition, in accordance with SEC rules, a per share price of $45.70 is being used to determine the hypothetical values reported in the table. This dollar amount is the average closing price of Virgin Media common stock over the period from February 6th through the 12th, the first five business days immediately following the first public announcement of the mergers. A further breakdown of the so called “single-trigger” and “double-trigger” equity amounts reported in column (c) is set forth below:

Name	Unvested Options “single-trigger” (change of control) (1)	Unvested Options “double-trigger” (involuntary termination after change of control) (1)	Unvested Stock Unit Awards (time based) “double-trigger” (involuntary termination after change of control) (2)	Unvested Performance Awards (performance-based) (3)	Unvested JSOP Option Equivalent and Performance Share Equivalent Interests “double-trigger” (involuntary termination after change of control) (4)	Total Unvested Equity reported in Column (c)
Neil Berkett	$0	$2,822,169	$6,786,229	$0	$7,591,052	$17,199,450
Eamonn O’Hare	$374,409	$5,330,177	$2,245,315	$0	$2,479,786	$10,429,687
Andrew Barron	$576,399	$825,127	$1,987,032	$0	$2,024,315	$5,412,873
Paul Buttery	$506,563	$974,997	$3,131,775	$0	$0	$4,613,335
Robert Gale	$327,000	$582,551	$1,803,774	$0	$0	$2,713,325

(1)	The stock option values in these columns were determined by multiplying the number of shares underlying the applicable unvested portion of the option by the excess of $45.70 over the per share exercise price of the option and include amounts in respect of the unvested CSOP options that will vest on a redundancy under the U.K. Employment Rights Act 1996.

(2)	The values of the stock unit awards in this column (including principally unvested restricted stock units and performance stock unit awards granted under Virgin Media’s 2011-2013 and 2012-2014 long-term incentive plan programs that will be converted into unvested time-based awards under the terms of the merger agreement) were determined by multiplying the number of shares subject to the award by $45.70.

(3)	The values of the performance awards in this column comprises performance unit awards granted under Virgin Media’s 2013-2015 long-term incentive plan program that will be converted into performance unit awards with respect to New Liberty Global shares pursuant to the merger agreement and will not be subject to accelerated vesting treatment. Therefore no value was ascribed to these awards.

(4)	The values of the unvested JSOP option equivalent interests and share equivalent interests and related supplementary awards in this column were calculated using the hypothetical per share price of $45.70 discussed above.

(d)	Pension amounts reported in this column (d) represent the amount of pension contributions (including cash in lieu of pension contributions) that is part of each executive’s severance package under the terms of his employment agreement. In the case of Messrs. Barron and O’Hare, the amount is equal to 20% of annual base salary. In the case of Messrs. Buttery and Gale, the amount is equal to 15% of annual salary. Mr. Berkett is not entitled to a pension payment. These payments would be considered “double-trigger” amounts for purposes of this table.

(e)	The Perquisite/Benefits amounts reported in this column (e) represent the value of a car allowance and medical premiums that are part of the executive’s severance package under the terms of his employment agreement. Mr. Berkett is not entitled to these benefits. These benefits would be considered “double-trigger” amounts for purposes of this table.

(f)	The total amounts reported in this column (f) represent the aggregate dollar value of all amounts reported in the other columns. The table below summarizes the amounts that would be considered “single trigger” amounts and those that would be considered “double-trigger” for purposes of this disclosure.

Name	“Single-trigger” (change of control) (1)	“Double-trigger” (involuntary termination after change of control) (2)
Neil Berkett	$0	$19,577,400
Eamonn O’Hare	$374,409	$11,008,684
Andrew Barron	$576,399	$5,789,880
Paul Buttery	$506,563	$4,811,290
Robert Gale	$327,000	$2,796,846

(1)	The amounts considered “single-trigger” for this purpose include the hypothetical value (assuming the full exercise of these options) of that portion of stock options that vest under the terms of the original award agreement automatically upon the consummation of the first VMI merger.

(2)	The amounts considered “double-trigger” for this purpose are payable if the executive is subject to an involuntary termination of employment following the consummation of the first VMI merger and on or before December 31, 2014, including the severance payments (which amounts are contractual under the executive’s current employment agreement) and the hypothetical value (assuming the full exercise/settlement of all such awards) of the stock options, stock units, performance unit awards and JSOP interests and related supplementary awards that would vest upon an involuntary termination on or prior to December 31, 2014 pursuant to the terms of the merger agreement.

Vote Required and Virgin Media Board of Directors Recommendation

Section 951 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Rule 14a-21(c) under the Exchange Act require that Virgin Media seek an advisory, non-binding vote from its stockholders to approve certain compensation and benefits that its named executive officers are entitled to receive based on or otherwise related to the first VMI merger. This vote is commonly referred to as a “say on golden parachute” vote. In this case, potential compensation includes the value of benefits that would result from (i) the consummation of the first VMI merger or (ii) as a consequence of the named executive’s officer’s involuntary termination of employment on or before December 31, 2014, as described above and in “The Mergers—Interests of Virgin Media Directors and Executive Officers in the Mergers” beginning on page 157. Approval of the proposal requires the affirmative vote of holders of the majority of shares present in person or represented by proxy at the stockholders’ meeting and entitled to vote at the special meeting. Accordingly, Virgin Media is asking you to approve the following resolution:

“RESOLVED, that the stockholders approve, on an advisory, non-binding basis, the agreements or understandings with and items of compensation payable to, or which may become payable to, the named executive officers of Virgin Media that are based on or otherwise relate to the first VMI merger, as disclosed in the section of this joint proxy statement/prospectus entitled “Virgin Media Merger-Related Compensation Proposal.”

Virgin Media’s board of directors recommends that stockholders approve the compensation and benefit arrangements described in this section of the joint proxy statement/prospectus by voting “FOR” the above proposal.

The vote on the Virgin Media merger-related compensation proposal is a vote separate and apart from the vote to adopt the merger agreement. Accordingly, you may vote in favor of the adoption of the merger agreement and not in favor the Virgin Media merger-related compensation proposal, or vice versa. Approval of this proposal is not a condition to completion of the transactions contemplated by the merger agreement, and the vote with respect to this proposal is advisory only and will not be binding on Virgin Media, Liberty Global or New Liberty Global. If the merger agreement is adopted by the Virgin Media stockholders and the first VMI merger is completed, the named executive officers will become entitled to the compensation and benefits described herein regardless of the outcome of this advisory vote.

OTHER MATTERS

As of the date of this joint proxy statement/prospectus, the Liberty Global board of directors knows of no matters that will be presented for consideration at the Liberty Global special meeting other than as described in this joint proxy statement/prospectus and the Virgin Media board of directors knows of no matters that will be presented for consideration at the Virgin Media special meeting other than as described in this joint proxy statement/prospectus.

FUTURE LIBERTY GLOBAL STOCKHOLDER PROPOSALS

If the first LGI merger is completed, there will be no public participation in any future meetings of Liberty Global’s stockholders. If the first LGI merger is not completed, however, Liberty Global stockholders will continue to be entitled to attend and participate in meetings of stockholders. In the event that the 2013 annual meeting of stockholders is held, in order to be eligible for inclusion in the Liberty Global proxy materials for the 2013 annual meeting, any stockholder proposal must have been submitted in writing to Liberty Global’s corporate secretary and received at Liberty Global’s executive offices at 12300 Liberty Boulevard, Englewood, Colorado 80112, United States of America, by the close of business on December 28, 2012. This deadline has already expired. However, if Liberty Global holds a 2013 annual meeting of stockholders and the date of such meeting is more than 30 days before or after June 19, 2013 (the anniversary date of Liberty Global’s 2012 annual meeting of stockholders), the deadline for submitting a proposal for inclusion in the Liberty Global proxy materials for the 2013 annual meeting of stockholders will be changed to a reasonable time before Liberty Global begins to print and send its proxy materials for the 2013 annual meeting of stockholders. To be considered for presentation at the 2013 annual meeting, in the event such meeting is held, any Liberty Global stockholder proposal must have been received at Liberty Global’s executive offices at the foregoing address on or before the close of business on March 21, 2013, or such later date as may be determined and announced in connection with the actual scheduling of the annual meeting. If, however, Liberty Global holds a 2013 annual meeting of stockholders and the date of such meeting is more than 30 days before or 70 days after June 19, 2013 (the anniversary date of Liberty Global’s 2012 annual meeting of stockholders), the deadline will be adjusted in accordance with Liberty Global’s bylaws.

All stockholder proposals for inclusion in Liberty Global’s proxy materials will be subject to the requirements of the proxy rules adopted under the Exchange Act and, as with any stockholder proposal (regardless of whether it is included in Liberty Global’s proxy materials), Liberty Global’s restated certificate of incorporation and bylaws and Delaware law.

FUTURE VIRGIN MEDIA STOCKHOLDER PROPOSALS

In light of the expected timing of the completion of the transaction, Virgin Media expects to hold its 2013 annual meeting of Virgin Media stockholders only if the mergers are not completed.

In the event Virgin Media holds a 2013 annual stockholders meeting, any proposal of a stockholder intended to be presented for inclusion in Virgin Media’s proxy statement for the meeting pursuant to Rule 14a-8 under the Exchange Act was required to have been received by Virgin Media’s Secretary at the principal executive offices of Virgin Media at 65 Bleecker Street, 6th Floor, New York, NY 10012 by no later than January 8, 2013. This deadline has already expired. However, if Virgin Media holds a 2013 annual stockholders meeting and the date of such meeting is more than 30 days before or after June 12, 2013 (the anniversary date of

Virgin Media’s 2012 annual stockholders meeting), the deadline for submitting a proposal pursuant to Rule 14a-8 will be changed to a reasonable time before Virgin Media begins to print and send its proxy statement for the 2013 annual stockholders meeting.

Virgin Media’s by-laws also establish an advance notice procedure with regard to director nominations and stockholder proposals that are not submitted for inclusion in Virgin Media’s 2013 proxy statement under Rule 14a-8, but that a stockholder instead wishes to present directly at an annual meeting. Under Virgin Media’s by-laws, a stockholder’s written notice to Virgin Media’s Secretary must be delivered to or mailed and received at Virgin Media’s principal executive offices at 65 Bleecker Street, 6th Floor, New York, NY 10012 not less than 75 days nor more than 90 days prior to the first anniversary of the date of the immediately preceding year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, to be timely, notice by the stockholder must be so received not later than the close of business on the 10th day following the day on which Virgin Media either mails notice of, or publicly discloses (including by making a filing with the SEC), the date of the annual meeting, whichever first occurs.

As a result, in the event Virgin Media holds a 2013 annual stockholders meeting, any notice given by or on behalf of a stockholder pursuant to these provisions of Virgin Media’s by-laws (and not pursuant to Rule 14a-8) must be received no earlier than March 14, 2013, and no later than March 29, 2013. If, however, Virgin Media holds a 2013 annual stockholders meeting and the date of such meeting is more than 30 days before or after June 12, 2013 (the anniversary date of Virgin Media’s 2012 annual stockholders meeting), the deadline will be adjusted in accordance with Virgin Media’s by-laws as described above. All director nominations and stockholder proposals must comply with the requirements of Virgin Media’s by-laws, a copy of which may be obtained at no cost from Virgin Media’s Secretary, or on Virgin Media’s website: www.virginmedia.com/investors.

WHERE YOU CAN FIND MORE INFORMATION

Liberty Global and Virgin Media file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Liberty Global and Virgin Media file with the SEC at the SEC’s public reference room at the following location:

Public Reference Room

100 F Street, N.E.

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov. You may also access the SEC filings and obtain other information about Liberty Global and Virgin Media through the websites maintained by Liberty Global and Virgin Media, which are www.lgi.com and www.virginmedia.com, respectively. The information contained in those websites is not incorporated by reference in this joint proxy statement/prospectus.

The SEC allows Liberty Global and Virgin Media to “incorporate by reference” information into this joint proxy statement/prospectus, which means that the companies can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered part of this joint proxy statement/prospectus, except for any information superseded by information contained directly in this joint proxy statement/prospectus or in later filed documents incorporated by reference in this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents set forth below that Liberty Global and Virgin Media have previously filed with the SEC. These documents contain important business and financial information about Liberty Global (Commission file number 000-51360) and Virgin Media

(Commission file number 000-50886) that is not included in or delivered with this joint proxy statement/prospectus.

Liberty Global Filings	Period/Filing Date
Annual Report on Form 10-K, as amended	Fiscal year ended December 31, 2012, as filed on February 13, 2013 and amended on April 24, 2013
Definitive Proxy Statement on Schedule 14A	Filed April 27, 2012
Current Reports on Form 8-K	Filed on January 4, 2013, filed on February 6, 2013 (solely with respect to Item 8.01), filed on February 7, 2013, filed on February 12, 2013 (and the amendment filed on February 27, 2013) filed on March 7, 2013, filed on March 8, 2013, filed on March 28, 2013 (and the amendment filed on April 5, 2013), filed on April 4, 2013, and filed on April 23, 2013

Virgin Media Filings	Period/Filing Date
Annual Report on Form 10-K, as amended	Fiscal year ended December 31, 2012, as filed on February 7, 2013 and amended on February 7, 2013 and April 24, 2013
Definitive Proxy Statement on Schedule 14A	Filed April 30, 2012
Current Reports on Form 8-K	Filed on January 29, 2013, filed on February 6, 2013 (two 8-Ks, and with respect to the second 8-K, solely with respect to Item 8.01), filed on February 7, 2013 (two 8-Ks), filed on February 15, 2013, filed on February 27, 2013, filed on March 7, 2013 and filed on March 8, 2013

Liberty Global and Virgin Media also incorporate by reference additional documents that may be filed with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this joint proxy statement/prospectus and, in the case of Liberty Global, the date of the Liberty Global special meeting, and, in the case of Virgin Media, the date of the Virgin Media special meeting. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Liberty Global has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to Liberty Global and Virgin Media has supplied all such information relating to Virgin Media.

If you are a stockholder of Liberty Global or stockholder of Virgin Media, the companies may have previously sent you some of the documents incorporated by reference, but you can obtain any of them through the companies, the SEC or the SEC’s website at www.sec.gov. Documents incorporated by reference are available from the companies without charge, excluding all exhibits, except that if the companies have specifically incorporated by reference an exhibit in this joint proxy statement/prospectus, the exhibit will also be provided without charge. Stockholders may obtain documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

LIBERTY GLOBAL, INC. 12300 Liberty Boulevard Englewood, CO 80112 Attention: Investor Relations Telephone: (302) 220-6600	VIRGIN MEDIA INC. 65 Bleecker Street, 6th Floor New York, NY 10012 Attention: Investor Relations Telephone: (212) 906-8499

You should rely only on the information contained or incorporated by reference in this joint proxy statement/prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus. You should assume that the information in this joint proxy statement/prospectus supplement is accurate only as of May 1, 2013. You should also assume that the information contained in any document incorporated by reference herein is accurate only as of the date of such document. Neither the mailing of this joint proxy statement/prospectus to stockholders nor the issuance of New Liberty Global shares in the merger creates any implication to the contrary.

Annex A-1

AGREEMENT AND PLAN OF MERGER

among

LIBERTY GLOBAL, INC.,

LYNX EUROPE LIMITED,

LYNX US MERGERCO 1 LLC,

LYNX US MERGERCO 2 LLC,

VIPER US MERGERCO 1 LLC,

VIPER US MERGERCO 2 LLC

and

VIRGIN MEDIA INC.

Dated as of February 5, 2013

A-1-1

A-1-2

A-1-3

A-1-4

EXHIBITS

Exhibit A-1	Form of Certificate of Incorporation of the First Viper Surviving Corporation
Exhibit A-2	Form of By-laws of the First Viper Surviving Corporation
Exhibit B-1	Form of Certificate of Incorporation of the First Lynx Surviving Corporation
Exhibit B-2	Form of By-laws of the First Lynx Surviving Corporation
Exhibit C	Terms and Conditions of Amended and Restated Articles of Association of UK Holdco

A-1-5

INDEX OF DEFINED TERMS

Definition	Location

Action	3.10
Adjusted LTIP Award	2.5(c)(ii)
Adjusted Unit Award	2.5(b)
Affiliate	8.3(a)
Agreement	Preamble
Antitrust Laws	3.5(b)
Average Indexed Price	5.2(c)(C)
Average Parent Blended Price	5.2(c)(B)
Book-Entry Shares	2.8(b)
Business Day	8.3(b)
Cash Consideration	2.1(b)
Certificates	2.8(b)
Closing	1.3
Closing Date	1.3
Code	Recitals
Communications Laws	3.5(b)
Company	Preamble
Company Acquisition Proposal	5.2(a)
Company Acquisition Transaction	5.2(a)
Company Board	1.8(a)
Company Board Recommendation	3.4(b)
Company Board Recommendation Change	5.2(c)
Company Bylaws	3.1(b)
Company Book-Entry Shares	2.8(b)
Company Certificates	2.8(b)
Company Charter	3.1(b)
Company Common Stock	2.1(b)
Company Convertible Notes	3.2(a)
Company CSOP	2.5(a)(ii)
Company Disclosure Letter	III
Company Financial Advisors	3.24
Company Financial Statements	3.6(c)
Company FSA Documents	3.6(b)
Company Incentive Plans	8.3(c)
Company Indemnified Parties	5.11(a)
Company Intellectual Property	3.19
Company License Consents	3.5(b)
Company Material Adverse Effect	8.3(d)
Company Measurement Date	3.2(a)
Company Merger Consideration	2.1(b)
Company Option	2.5(a)(i)

A-1-6

INDEX OF DEFINED TERMS

Definition	Location

Company Participant	3.12(i)
Company Permits	3.11(b)
Company Plans	3.12(a)
Company Preferred Stock	3.2(a)
Company SEC Documents	3.6(a)
Company Series A Preferred Stock	3.2(a)
Company Series A Stock Consideration	2.1(b)
Company Series C Stock Consideration	2.1(b)
Company Stock Awards	3.2(c)
Company Stock Consideration	2.1(b)
Company Stockholder Approval	3.4(a)
Company Stockholders Meeting	8.3(e)
Company Stock Unit	2.5(b)
Company Subsidiary SEC Documents	3.6(a)
Company Superior Proposal	5.2(b)
Confidentiality Agreement	5.5(a)
Continuing Director	1.8(a)
Contract	3.5(a)
Control	8.3(f)
Controlled Group Member	3.12(b)(iv)
Converted Company Option	2.5(a)(i)
Copyrights	8.3(l)
Covered Countries	3.23(d)(i)
Debt Financing	4.26(a)
Definitive Financing Agreements	4.26(a)
Delaware Secretary of State	1.4(a)
DGCL	Recitals
Dissenting Shares	2.11
DLLCA	Recitals
Dodd-Frank Act	3.6(a)
Employment Agreement	2.5(a)(i)
Enforceability Exception	3.4(a)
Environmental Claims	3.14(b)(i)
Environmental Law	3.14(b)(ii)
Environmental Permits	3.14(b)(iii)
ERISA	3.12(a)
EUMR	3.5(b)
European Intervention Notice	6.1(b)(ii)
Exchange Act	3.5(b)
Exchange Agent	2.7(a)
Exchange Fund	2.8(a)

A-1-7

INDEX OF DEFINED TERMS

Definition	Location

Excluded Party	5.2(c)(A)
Experienced Counsel	8.3(g)
Experienced Financial Advisor	8.3(h)
Final UK Holdco Articles	5.18
Financing Commitments	4.26(a)
Financing Parties	4.26(a)
First Lynx Certificate of Merger	1.4(a)
First Lynx Effective Time	1.4(a)
First Lynx Merger	Recitals
First Lynx Surviving Corporation	1.2
First Viper Certificate of Merger	1.4(a)
First Viper Effective Time	1.4(a)
First Viper Merger	Recitals
First Viper Surviving Corporation	1.1
Form S-4	8.3(i)
Fried Frank	5.2(b)
FSA Rules	3.6(b)
GAAP	3.6(c)
Governmental Entity	3.5(b)
Hazardous Materials	3.14(b)(iv)
Holdco Share Issuance	4.4(a)
Holdco Shares	8.3(j)
HMRC	2.5(a)(ii)
Indebtedness	8.3(k)
Indemnified Parties	5.11(a)
Index Group	5.2(c)(D)
Indexed Price	5.2(c)(E)
Initial Outside Date	7.1(b)(i)
Intellectual Property Rights	8.3(l)
Involuntary Termination	2.5(a)(i)
Joint Proxy Statement	8.3(m)
JSOP	2.5(d)
knowledge	8.3(n)
Law	3.5(a)
Liens	3.3
LTIP Award Agreement	2.5(c)(i)
LTIP Share	2.5(c)
Lynx Merger Sub 1	Preamble
Lynx Merger Sub 2	Preamble
Lynx Mergers	Recitals
Lynx Surviving Corporation	1.2

A-1-8

INDEX OF DEFINED TERMS

Definition	Location

Marks	8.3(l)
Material Contract	3.16(a)
Mergers	Recitals
Merger Sub Corporate Approvals	5.17(a)(iv)
Merger Subs	Preamble
Merger Sub Approvals	4.4(a)
Mobile SIP	2.5(g)
Moody’s	5.16(b)
Multiplier	5.2(c)(F)
Nasdaq	2.8(g)
OFAC	3.23(d)(ii)
OFCOM	3.5(b)
Outside Date	7.1(b)(i)
Parent	Preamble
Parent Acquisition Proposal	5.3(a)
Parent Acquisition Transaction	5.3(a)
Parent Adjusted Stock Award	2.6(a)
Parent Blended Price	5.2(c)(G)
Parent Board	4.4(b)
Parent Board Recommendation	4.4(b)
Parent Board Recommendation Change	5.3(c)
Parent Book-Entry Shares	2.8(b)
Parent Bylaws	4.1(b)
Parent Certificates	2.8(b)
Parent Charter	4.1(b)
Parent Common Stock	8.3(o)
Parent Disclosure Letter	IV
Parent Financial Advisors	4.23
Parent Financial Statements	4.6(b)
Parent Incentive Plans	8.3(p)
Parent Indemnified Parties	5.11(a)
Parent Intellectual Property	4.19
Parent License Consents	4.5(b)
Parent Material Adverse Effect	8.3(q)
Parent Material Contract	4.16(a)
Parent Measurement Date	4.2(a)
Parent Merger Consideration	2.1(b)(iii)
Parent Options	4.2(a)
Parent Participant	4.12(i)
Parent Permits	4.11(b)
Parent Permitted Liens	4.18

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INDEX OF DEFINED TERMS

Definition	Location

Parent Plans	4.12(a)
Parent Preferred Stock	4.2(a)
Parent Restricted Stock Awards	4.2(a)
Parent SEC Documents	4.6(a)
Parent Series A Stock Consideration	2.2(b)(i)
Parent Series B Stock Consideration	2.2(b)(ii)
Parent Series C Stock Consideration	2.2(b)(iii)
Parent Stock Award	2.6(a)
Parent Stock Event	5.2(c)(H)
Parent Stock Event Notice Date	5.2(c)
Parent Stockholder Approval	4.4(a)
Parent Stockholders Meeting	8.3(r)
Parent Superior Proposal	5.3(b)
Partnership Plan	2.5(f)
Patents	8.3(l)
PBGC	3.12(b)(iii)
Permitted Liens	3.18
Person	8.3(s)
PPF Guarantees	3.12(d)
Pre-Merger Transactions	5.17(a)
Proposed Refinancing	4.26(a)
Redeemable Company Common Stock	3.2(a)
Reference Date	5.2(c)(I)
Release	3.14(b)(v)
Representatives	5.2(a)
Required Information	5.16(b)
Rights	3.2(a)
Rights Agreement	3.2(a)
S&P	5.16(b)
S&S	5.3(b)
Sanctions Laws and Regulations	3.23(d)(iii)
Sarbanes-Oxley Act	3.6(a)
Scheduled Indebtedness	4.26(a)
SEC	8.3(t)
Second Lynx Certificate of Merger	1.4(b)
Second Lynx Effective Time	1.4(b)
Second Lynx Merger	Recitals
Second Viper Certificate of Merger	1.4(b)
Second Viper Effective Time	1.4(b)
Second Viper Merger	Recitals
Securities Act	3.5(b)

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INDEX OF DEFINED TERMS

Definition	Location

Section 5.2 Notice	5.2(c)
Section 5.3 Notice	5.3(c)
Series A Holdco Share(s)	4.2(g)
Series A Parent Common Stock	4.2
Series B Holdco Share(s)	4.2(g)
Series B Parent Common Stock	4.2
Series C Holdco Share(s)	4.2(g)
Series C Parent Common Stock	4.2
Series E Holdco Share(s)	4.2(g)
Sharesave	2.5(f)
Sharesave Option	2.5(f)
Subsidiary	8.3(u)
Support Agreement	Recitals
Surviving Corporations	1.2
Takeover Laws	3.20
Tax	8.3(v)
Tax Return	8.3(w)
Telenet	4.6(a)
Telenet Documents	4.6(a)
Trade Secrets	8.3(l)
UK Employees Subplan	8.3(x)
UK Holdco	Preamble
UK Holdco Board	1.8(a)
UK Holdco Re-Registration	Recitals
UK Holdco Shareholder Approval	4.4(a)
UK Midco	8.3(y)
Viper Merger Sub 1	Preamble
Viper Merger Sub 2	Preamble
Viper Mergers	Recitals
Viper Surviving Corporation	1.1
Willful and Material Breach	8.3(z)
2011 Sharesave Options	2.5(f)(iii)
2013 Commission Plans	5.10(c)
2013 Annual Bonus Plan	5.10(c)
2013 Sharesave Options	2.5(f)(iii)
6.50% Convertible Senior Notes Indenture	3.2(a)

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 5, 2013, by and among Liberty Global, Inc., a Delaware corporation (“Parent”), Lynx Europe Limited, a private limited company incorporated under English law and wholly-owned Subsidiary of Parent, (“UK Holdco”), Lynx US MergerCo 1 LLC, a Delaware limited liability company and wholly-owned Subsidiary of Parent (“Lynx Merger Sub 1”), Lynx US MergerCo 2 LLC, a Delaware limited liability company and wholly-owned Subsidiary of Lynx Merger Sub 1 (“Lynx Merger Sub 2”), Viper US MergerCo 1 LLC, a Delaware limited liability company and indirectly wholly-owned Subsidiary of UK Holdco (“Viper Merger Sub 1”), Viper US MergerCo 2 LLC, a Delaware limited liability company and wholly-owned Subsidiary of Viper Merger Sub 1 (“Viper Merger Sub 2”, and, together with Lynx Merger Sub 1, Lynx Merger Sub 2 and Viper Merger Sub 1, the “Merger Subs”), and Virgin Media Inc., a Delaware corporation (the “Company”). Capitalized terms used and not otherwise defined in this Agreement have the meanings set forth in Section 8.3 of this Agreement.

RECITALS

WHEREAS, in anticipation of the Mergers (as defined below), Parent has formed, directly or indirectly, (i) UK Holdco, (ii) Lynx Merger Sub 1, (iii) Lynx Merger Sub 2, (iv) Viper Merger Sub 1 and (v) Viper Merger Sub 2;

WHEREAS, prior to the Closing (as defined below), UK Holdco shall be re-registered as a public limited company under the UK Companies Act 2006 (the “UK Holdco Re-Registration”);

WHEREAS, prior to the Closing, Parent shall contribute Lynx Merger Sub 1 to the capital of UK Holdco following which Lynx Merger Sub 1 shall be a wholly-owned Subsidiary (as defined below) of UK Holdco;

WHEREAS, prior to the Closing, each of Viper Merger Sub 1 and Lynx Merger Sub 1 shall be converted into a Delaware corporation in accordance with Section 265 of the General Corporation Law of the State of Delaware (the “DGCL”) and Section 216 of the Limited Liability Company Act of the State of Delaware (the “DLLCA”);

WHEREAS, the parties intend to effect the Viper Mergers (as defined below) upon the terms and conditions set forth in this Agreement whereby (i) Viper Merger Sub 2 shall be merged with and into the Company (the “First Viper Merger”), with the Company as the surviving entity and (ii) following the First Viper Merger, the Company as the surviving entity of the First Viper Merger shall be merged with and into Viper Merger Sub 1 pursuant to Section 253 of the DGCL (the “Second Viper Merger” and, together with the First Viper Merger (and as part of one aggregate arrangement between the Company and the holders of shares of Company Common Stock (as defined below)), the “Viper Mergers”), with Viper Merger Sub 1 as the surviving entity;

WHEREAS, the parties intend to effect the Lynx Mergers (as defined below) upon the terms and conditions set forth in this Agreement whereby (i) Lynx Merger Sub 2 shall be

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merged with and into Parent (the “First Lynx Merger”), with Parent as the surviving entity and (ii) following the First Lynx Merger, Parent as the surviving entity of the First Lynx Merger shall be merged with and into Lynx Merger Sub 1 pursuant to Section 253 of the DGCL (the “Second Lynx Merger” and, together with the First Lynx Merger (and as part of one aggregate arrangement between Parent and the holders of Parent Common Stock (as defined below)), the “Lynx Mergers,” and the Viper Mergers together with the Lynx Mergers, the “Mergers”), with Lynx Merger Sub 1 as the surviving entity;

WHEREAS, for United States federal income tax purposes, (i) the Viper Mergers, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and (ii) the Lynx Mergers, taken together, are intended to qualify as a reorganization within the meaning of Section 368(a) of the Code, and this Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 368, 354 and 361 of the Code;

WHEREAS, the Parent Board (as defined below) and the UK Holdco Board (as defined below) have each approved this Agreement and the transactions contemplated hereby, including the Mergers, in accordance with the DGCL and the UK Companies Act 2006, as applicable, and determined that this Agreement, the Mergers and other transactions contemplated hereby are advisable and in the best interests of their respective stockholders;

WHEREAS, the Company Board (as defined below) has approved this Agreement and the Support Agreement (as defined below) and the transactions contemplated hereby and thereby, including the First Viper Merger, in accordance with the DGCL, and determined that this Agreement, the Support Agreement, the First Viper Merger and other transactions contemplated hereby and thereby are advisable and in the best interests of its stockholders;

WHEREAS, the sole members of each of the Merger Subs have each approved this Agreement and the transactions contemplated hereby, including the Mergers, in accordance with the DLLCA, and determined that this Agreement, the Mergers and other transactions contemplated hereby are advisable and in the best interests of their respective members;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Dr. Malone and certain associated Persons are entering into a Support Agreement with the Company (the “Support Agreement”), whereby they have agreed, among other things, to vote their Parent Common Stock (as defined below) in accordance with the terms and subject to the conditions set forth in the Support Agreement; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and also to prescribe certain conditions to the Mergers as specified herein.

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AGREEMENT

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE I

THE MERGERS

Section 1.1    The Viper Mergers. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL and the DLLCA, (i) at the First Viper Effective Time, Viper Merger Sub 2 shall be merged with and into the Company, whereupon the separate existence of Viper Merger Sub 2 shall cease, and the Company shall continue as the surviving corporation in the First Viper Merger (the “First Viper Surviving Corporation”) and be a wholly-owned Subsidiary of Viper Merger Sub 1, and (ii) immediately thereafter, and as part of the same plan, at the Second Viper Effective Time, the First Viper Surviving Corporation shall be merged with and into Viper Merger Sub 1, whereupon the separate corporate existence of the First Viper Surviving Corporation shall cease, and Viper Merger Sub 1 shall continue as the surviving corporation in the Second Viper Merger (the “Viper Surviving Corporation”) and continue to be a wholly-owned Subsidiary of UK Holdco.

Section 1.2    The Lynx Mergers. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL and the DLLCA, (i) at the First Lynx Effective Time, Lynx Merger Sub 2 shall be merged with and into Parent, whereupon the separate existence of Lynx Merger Sub 2 shall cease, and Parent shall continue as the surviving corporation in the First Lynx Merger (the “First Lynx Surviving Corporation”) and be a wholly-owned Subsidiary of Lynx Merger Sub 1, and (ii) immediately thereafter, and as part of the same plan, at the Second Lynx Effective Time, the First Lynx Surviving Corporation shall be merged with and into Lynx Merger Sub 1, whereupon the separate corporate existence of the First Lynx Surviving Corporation shall cease, and Lynx Merger Sub 1 shall continue as the surviving corporation in the Second Lynx Merger (the “Lynx Surviving Corporation” and together with the Viper Surviving Corporation, the “Surviving Corporations”) and continue to be a wholly-owned Subsidiary of UK Holdco.

Section 1.3    Closing. The closing of the Mergers (the “Closing”) shall take place at the offices of Shearman & Sterling LLP, Broadgate West, 9 Appold Street, London, at 10:00 a.m., London time, on the third Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), or at such other place, time or date as shall be agreed to in writing by Parent, UK Holdco, each of the Merger Subs and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

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Section 1.4    Effective Times.

(a)      Upon the terms and subject to the conditions set forth in this Agreement, as soon as practicable on the Closing Date, the parties shall cause each of the following to be filed with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) substantially concurrently with the other: (i) a certificate of merger relating to the First Viper Merger (the “First Viper Certificate of Merger”), and (ii) a certificate of merger relating to the First Lynx Merger (the “First Lynx Certificate of Merger”), in each case, executed in accordance with the relevant provisions of the DGCL and the DLLCA. The First Viper Merger shall become effective at such time as the First Viper Certificate of Merger is duly filed with the Delaware Secretary of State or at such later date or time as Parent and the Company shall agree in writing and shall specify in the First Viper Certificate of Merger (such time as the First Viper Merger becomes effective being the “First Viper Effective Time”). The First Lynx Merger shall become effective at such time as the First Lynx Certificate of Merger is duly filed with the Delaware Secretary of State or at such later date or time as Parent and the Company shall agree in writing and shall specify in the First Lynx Certificate of Merger (such time as the First Lynx Merger becomes effective being the “First Lynx Effective Time”).

(b)      Upon the terms and subject to the conditions set forth in this Agreement, as soon as practicable following the First Viper Effective Time and the First Lynx Effective Time, the parties shall cause each of the following to be filed with the Delaware Secretary of State substantially concurrently with the other: (i) a certificate of ownership and merger relating to the Second Viper Merger (the “Second Viper Certificate of Merger”), and (ii) a certificate of ownership and merger relating to the Second Lynx Merger (the “Second Lynx Certificate of Merger”), in each case, executed in accordance with the relevant provisions of the DGCL. The Second Viper Merger shall become effective at such time as the Second Viper Certificate of Merger is duly filed with the Delaware Secretary of State or at such later date or time as Parent and the Company shall agree in writing and shall specify in the Second Viper Certificate of Merger (such time as the Second Viper Merger becomes effective being the “Second Viper Effective Time”). The Second Lynx Merger shall become effective at such time as the Second Lynx Certificate of Merger is duly filed with the Delaware Secretary of State or at such later date or time as Parent and the Company shall agree in writing and shall specify in the Second Lynx Certificate of Merger (such time as the Second Lynx Merger becomes effective being the “Second Lynx Effective Time”).

Section 1.5    Effects of the Mergers. Each of the Mergers shall have the effects set forth in this Agreement and in the relevant provisions of the DGCL and the DLLCA, as applicable.

Section 1.6    Governing Documents.

(a)      At the First Viper Effective Time, the certificate of incorporation of the First Viper Surviving Corporation shall be amended and restated pursuant to the First Viper Merger to read in its entirety in the form set forth in Exhibit A-1 until thereafter amended in

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accordance with its terms and as provided by applicable Law. Unless otherwise determined by Parent prior to the First Viper Effective Time, at the First Viper Effective Time, the bylaws of the First Viper Surviving Corporation shall be amended and restated in their entirety to read as set forth in Exhibit A-2, until thereafter amended in accordance with their terms and the certificate of incorporation of the First Viper Surviving Corporation and as provided by applicable Law.

(b)      At the First Lynx Effective Time, the certificate of incorporation of the First Lynx Surviving Corporation shall be amended and restated pursuant to the First Lynx Merger to read in its entirety in the form set forth in Exhibit B-1 until thereafter amended in accordance with its terms and as provided by applicable Law. Unless otherwise determined by Parent prior to the First Lynx Effective Time, at the First Lynx Effective Time, the bylaws of the First Lynx Surviving Corporation shall be amended and restated in their entirety to read as set forth in Exhibit B-2, until thereafter amended in accordance with their terms and the certificate of incorporation of the First Lynx Surviving Corporation and as provided by applicable Law.

(c)      At the Second Viper Effective Time, the certificate of incorporation of Viper Merger Sub 1 as in effect immediately prior to the Second Viper Effective Time shall be the certificate of incorporation of the Viper Surviving Corporation from and after the Second Viper Effective Time until thereafter amended in accordance with its terms and as provided by applicable Law; provided, however, that Article I of the certificate of incorporation of Viper Merger Sub 1 shall be amended as of the Second Viper Effective Time to read as follows: “The name of the corporation is Virgin Media Inc. (the “Corporation”).” The bylaws of Viper Merger Sub 1 as in effect immediately prior to the Second Viper Effective Time shall be the bylaws of the Viper Surviving Corporation from and after the Second Viper Effective Time until thereafter amended in accordance with their terms and the certificate of incorporation of the Viper Surviving Corporation and as provided by applicable Law.

(d)      At the Second Lynx Effective Time, the certificate of incorporation of Lynx Merger Sub 1 as in effect immediately prior to the Second Lynx Effective Time shall be the certificate of incorporation of the Lynx Surviving Corporation from and after the Second Lynx Effective Time until thereafter amended in accordance with its terms and as provided by applicable Law; provided, however, that Article I of the certificate of incorporation of Lynx Merger Sub 1 shall be amended as of the Second Lynx Effective Time to read as follows: “The name of the corporation is Liberty Global, Inc. (the “Corporation”).” The bylaws of Lynx Merger Sub 1 as in effect immediately prior to the Second Lynx Effective Time shall be the bylaws of the Lynx Surviving Corporation from and after the Second Lynx Effective Time until thereafter amended in accordance with their terms and the certificate of incorporation of the Lynx Surviving Corporation and as provided by applicable Law.

(e)      In connection with the UK Holdco Re-Registration, the articles of association of UK Holdco shall be amended and restated to include the terms of the Final UK Holdco Articles.

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Section 1.7    Directors and Officers of Merger Subs.

(a)      The directors of Viper Merger Sub 1 immediately prior to the First Viper Effective Time shall be the initial directors of the First Viper Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the First Viper Surviving Corporation, and the officers of Viper Merger Sub 1 immediately prior to the First Viper Effective Time shall be the initial officers of the First Viper Surviving Corporation, in each case, until their respective successors are duly elected and qualified or until such officer’s earlier death, resignation or removal.

(b)      The directors of Lynx Merger Sub 1 immediately prior to the First Lynx Effective Time shall be the initial directors of the First Lynx Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the First Lynx Surviving Corporation, and the officers of Lynx Merger Sub 1 immediately prior to the First Lynx Effective Time shall be the initial officers of the First Lynx Surviving Corporation, in each case, until their respective successors are duly elected and qualified or until such officer’s earlier death, resignation or removal.

(c)      The directors of the First Viper Surviving Corporation immediately prior to the Second Viper Effective Time shall be the initial directors of the Viper Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Viper Surviving Corporation, and the officers of the First Viper Surviving Corporation immediately prior to the Second Viper Effective Time shall be the initial officers of the Viper Surviving Corporation, in each case, until their respective successors are duly elected and qualified or until such officer’s earlier death, resignation or removal.

(d)      The directors of the First Lynx Surviving Corporation immediately prior to the Second Lynx Effective Time shall be the initial directors of the Lynx Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Lynx Surviving Corporation, and the officers of the First Lynx Surviving Corporation immediately prior to the Second Lynx Effective Time shall be the initial officers of the Lynx Surviving Corporation, in each case, until their respective successors are duly elected and qualified or until such officer’s earlier death, resignation or removal.

Section 1.8    UK Holdco Board and UK Holdco UK Advisory Board.

(a)      Parent shall take all necessary action to cause UK Holdco to appoint one (1) person who is a current member of the board of directors of the Company (the “Company Board”) to the class of the board of directors of UK Holdco (the “UK Holdco Board”) that will have the longest term remaining in office after the First Viper Effective Time, effective as of the First Viper Effective Time, to serve until such person’s successor is appointed or until such person’s death, retirement, resignation or removal (such person, the “Continuing Director”). Parent shall (at its sole discretion) nominate three (3) current members of the Company Board (which members shall be “independent” for purposes of the rules and regulations of Nasdaq) to participate in an interview and evaluation selection process, following which Parent shall select the Continuing Director from the three (3) nominees.

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(b)      In the event of the death or disability of the person selected pursuant to Section 1.8(a) as the Continuing Director prior to the First Viper Effective Time, or if prior to the First Viper Effective Time, such person becomes unwilling to be a member of the UK Holdco Board for any reason, then Parent shall select (in its sole discretion) another individual who was an “independent” member of the Company Board (as described in Section 1.8(a)) prior to the First Viper Effective Time, to serve in his or her stead, and such replacement shall be deemed for all purposes of this Agreement and the Support Agreement to be the Continuing Director and be appointed to the UK Holdco Board effective as of the First Viper Effective Time.

(c)      Parent intends to cause UK Holdco to establish, prior to the First Viper Effective Time, a UK Advisory Board for UK Holdco (to be named later) which shall consist of a group of UK-oriented telecom business personnel, meeting at least bi-annually. The personnel, charter and terms and procedures shall be determined after the date hereof and prior to the First Viper Effective Time; provided, however, that prior to the First Viper Effective Time, Parent shall select (in its sole discretion) one (1) individual from the Company Board who is a resident of the UK and is reasonably acceptable to the Company to be a member of such Advisory Board. The Advisory Board will provide guidance to UK Holdco’s management and the UK Holdco Board on the UK market, government, policy and regulation, industry trends, perception of the combined enterprise, customer issues, and other similar issues affecting UK Holdco and its operations. The Advisory Board is an advisory board only and will not have any responsibility or authority with respect to the management and governance of UK Holdco.

ARTICLE II

EFFECT ON THE EQUITY OF THE

CONSTITUENT ENTITIES; EXCHANGE OF CERTIFICATES

Section 2.1    Effect of First Viper Merger. At the First Viper Effective Time, by virtue of the First Viper Merger and without any action on the part of any of the parties or the holders of any shares of capital stock of the Company or membership interests of Viper Merger Sub 2:

(a)      Each membership interest of Viper Merger Sub 2 issued and outstanding immediately prior to the First Viper Effective Time shall thereupon be converted into one (1) share of common stock, par value $0.01 per share, of the First Viper Surviving Corporation.

(b)      Subject to Section 2.8(g), each share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), issued and outstanding immediately prior to the First Viper Effective Time (other than (x) shares of Company Common Stock to be cancelled in accordance with Section 2.1(d) and (y) any Dissenting Shares) shall thereupon be converted into the right to receive from UK Holdco, in the aggregate (i) 0.2582 of a fully paid and nonassessable Series A Holdco Share (the “Company Series A Stock Consideration”), and (ii) 0.1928 of a fully paid and nonassessable Series C

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Holdco Share (the “Company Series C Stock Consideration” and, together with the Company Series A Stock Consideration, the “Company Stock Consideration”), and (iii) $17.50 in cash, without interest (the “Cash Consideration” and, together with the Company Stock Consideration, the “Company Merger Consideration”). All Company Stock Consideration shall be issued by UK Holdco directly to the holders of such shares of Company Common Stock.

(c)      All shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter only represent the right to receive the Company Merger Consideration, any dividends or other distributions payable pursuant to Section 2.8(e) and any cash in lieu of fractional Series A Holdco Shares and Series C Holdco Shares payable pursuant to Section 2.8(g), in each case, to be issued or paid in accordance with Section 2.8, without interest, but subject to Section 2.8(c) and Section 2.11, as applicable.

(d)      Each share of Company Common Stock held in the treasury of the Company or owned, directly or indirectly, by UK Holdco, Parent or any wholly-owned Subsidiary of Parent or the Company immediately prior to the First Viper Effective Time shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

Section 2.2    Effect of First Lynx Merger. At the First Lynx Effective Time, by virtue of the First Lynx Merger and without any action on the part of any of the parties or the holders of any shares of capital stock of Parent or membership interests of Lynx Merger Sub 2:

(a)      Each membership interest of Lynx Merger Sub 2 issued and outstanding immediately prior to the First Lynx Effective Time shall thereupon be converted into one (1) share of common stock, par value $0.01 per share, of the First Lynx Surviving Corporation.

(b)      Subject to Section 2.8(g), other than shares of Parent Common Stock to be cancelled in accordance with Section 2.2(d):

(i)      each share of Series A Parent Common Stock issued and outstanding immediately prior to the First Lynx Effective Time shall thereupon be converted into the right to receive from UK Holdco and Lynx Merger Sub 2 one (1) fully paid and nonassessable Series A Holdco Share (the “Parent Series A Stock Consideration”),

(ii)     each share of Series B Parent Common Stock issued and outstanding immediately prior to the First Lynx Effective Time shall thereupon be converted into the right to receive from UK Holdco and Lynx Merger Sub 2 one (1) fully paid and nonassessable Series B Holdco Share (the “Parent Series B Stock Consideration”); and

(iii)    each share of Series C Parent Common Stock issued and outstanding immediately prior to the First Lynx Effective Time shall thereupon be converted into the right to receive from UK Holdco and Lynx Merger Sub 2 one (1) fully paid and

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nonassessable Series C Holdco Share (the “Parent Series C Stock Consideration” and, together with the Parent Series A Stock Consideration and the Parent Series B Stock Consideration, the “Parent Merger Consideration”).

(c)      All shares of Parent Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter only represent the right to receive the Parent Series A Stock Consideration, the Parent Series B Stock Consideration or the Parent Series C Stock Consideration, as applicable, and any dividends or other distributions payable pursuant to Section 2.8(e), in each case, to be issued or paid in accordance with Section 2.8, without interest, but subject to Section 2.8(c) and Section 2.11, as applicable.

(d)      Each share of Parent Common Stock held in the treasury of Parent or owned, directly or indirectly, by UK Holdco, the Company or any wholly-owned Subsidiary of Parent or the Company immediately prior to the First Lynx Effective Time shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

Section 2.3    Effect of Second Viper Merger. At the Second Viper Effective Time, by virtue of the Second Viper Merger and without any action on the part of any of the parties or the holders of any shares of capital stock of the First Viper Surviving Corporation or Viper Merger Sub 1:

(a)      Each share of common stock of Viper Merger Sub 1 issued and outstanding immediately prior to the Second Viper Effective Time shall remain outstanding as a share of common stock, par value $0.01 per share, of the Viper Surviving Corporation.

(b)      All shares of common stock of First Viper Surviving Corporation shall no longer be outstanding and shall automatically be cancelled and shall cease to exist without any consideration being payable therefor.

Section 2.4    Effect of Second Lynx Merger. At the Second Lynx Effective Time, by virtue of the Second Lynx Merger and without any action on the part of any of the parties or the holders of any shares of capital stock of the First Lynx Surviving Corporation or Lynx Merger Sub 1:

(a)      Each share of common stock of Lynx Merger Sub 1 issued and outstanding immediately prior to the Second Lynx Effective Time shall remain outstanding as a share of common stock, par value $0.01 per share, of the Lynx Surviving Corporation.

(b)      All shares of common stock of First Lynx Surviving Corporation shall no longer be outstanding and shall automatically be cancelled and shall cease to exist without any consideration being payable therefor.

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Section 2.5    Treatment of Company Options, Restricted Stock Units and Other Equity-Based Awards.

(a)      Options.

(i)      As of the First Viper Effective Time, each option to purchase shares of Company Common Stock (each, a “Company Option”) granted under or pursuant to the Company Incentive Plans other than a Company Option granted pursuant to the UK Employees Subplan (the treatment of which is set forth in Section 2.5(a)(ii)), whether vested or unvested, that is outstanding immediately prior to the First Viper Effective Time shall be converted into two options (each a “Converted Company Option”), one entitling its holder to acquire, upon exercise, a number of Series A Holdco Shares equal to the product of the number of the shares of Company Common Stock subject to the Company Option multiplied by 0.4123 and the other entitling its holder to acquire, upon exercise, a number of Series C Holdco Shares equal to the product of the number of shares subject to the Company Option multiplied by 0.3077 (in each case, rounded down to the nearest whole share). The exercise price of each Converted Company Option in respect of Series A Holdco Shares shall be equal to the amount (rounded up to two decimal points) obtained by dividing the exercise price per share of Company Common Stock to which such Company Option was subject immediately prior to the First Viper Effective Time by 0.7200 and adding the resulting product of (a) $4.00 multiplied by (b) the quotient of 0.3077 divided by 0.7200. The exercise price of each Converted Company Option in respect of Series C Holdco Shares shall be equal to the amount (rounded up to two decimal points) obtained by dividing the exercise price per share of Company Common Stock to which such Company Option was subject immediately prior to the First Viper Effective Time by 0.7200 and subtracting the resulting product of (a) $4.00 multiplied by (b) the quotient of 0.4123 divided by 0.7200. Except as specifically provided in the preceding sentence, each Converted Company Option shall continue to be governed by the same terms and conditions as were applicable to that Company Option immediately prior to the First Viper Effective Time (including any provisions regarding the acceleration of vesting in the event of a change in control) and shall provide for accelerated vesting on an Involuntary Termination occurring on or prior to December 31, 2014. For purposes of this Section 2.5, an “Involuntary Termination” shall mean a termination of a participant’s employment (1) by UK Holdco or one of its Subsidiaries without Cause (as defined in the Virgin Media Inc. 2010 Stock Incentive Plan) or (2) by the participant following the occurrence of any of the following events without the participant’s consent: (x) a material breach by UK Holdco or one of its Subsidiaries of any of the covenants in the employment agreement between the participant and the Company or any of its Subsidiaries, as amended from time to time (the “Employment Agreement”), (y) any material reduction in the participant’s base salary as set forth in the Employment Agreement, or (z) any material and adverse change in the participant’s position, title or status or any change in the participant’s job duties, authority or responsibilities to those of lesser status; provided that a termination by the participant under this clause (2) shall be following the participant providing thirty (30) days’ notice of such participant’s intention to terminate his or her employment for a reason as set forth in (x) through (z), where such notice shall describe the facts and circumstances in support of

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such claim in reasonable detail, and the failure of UK Holdco or one of its Subsidiaries to cure such facts and circumstances within thirty (30) days thereafter.

(ii)     With respect to each Company Option granted pursuant to the UK Employees Subplan (each, a “Company CSOP”), Parent shall use its reasonable best efforts to allow each Company CSOP holder to choose to exchange his or her Company CSOPs for new options over Series A Holdco Shares and/or Series C Holdco Shares. Promptly following the date of this Agreement, the Company shall seek confirmation from the United Kingdom HM Revenue & Customs (“HMRC”) that each Company CSOP holder may exchange his or her Company CSOPs as contemplated under clause 12(x) of the rules of the UK Employees Subplan and shall seek to agree the basis of the exchange with HMRC based on the formula described in Section 2.5(a)(i) of this Agreement. As soon as practicable following the receipt of HMRC determination as to whether Company CSOP awards can be exchanged as set forth above, the Company shall provide to each Company CSOP holder a notice informing the holder of his or her right to exercise the Company CSOPs in full (whether or not the Company CSOP was then fully vested) and whether or not the participant can exchange his or her Company CSOP awards for new options over Series A Holdco Shares and/or Series C Holdco Shares. The Company CSOP holder shall be provided with fourteen (14) days from the receipt of such notice to inform the Company of his or her intent to exercise or exchange their Company CSOPs as described above, it being understood that any acceleration and exercise of the Company CSOPs is contingent on and shall be effective immediately prior to the First Viper Effective Time. The Company agrees that it shall use its reasonable best efforts to make and agree with HMRC any amendments to the rules of the UK Employees Subplan as are necessary to implement the exchange of options or exercise of Company CSOPs as envisaged above.

(iii)    With respect to a holder of Company Options who is subject to Section 409A of the Code, in the event that the conversion set forth in Section 2.5(a)(i) does not comply with Section 409A of the Code, then the Company shall cause the conversion and take any such other actions as deemed necessary or desirable with respect to such holder’s Company Options to be effected in a manner that complies with Section 409A of the Code and achieves, to the extent reasonably possible, a substantially similar economic result as the conversion of the Company Options set forth in Section 2.5(a)(i).

(b)      Company Stock Units. As of the First Viper Effective Time, each award of restricted stock units or performance shares (each a “Company Stock Unit”) other than any Jointly-Owned Shares (as defined in the Virgin Media Inc. 2010 Stock Incentive Plan) (i) granted under or pursuant to any Company Incentive Plan, other than in connection with one of the Company’s Long-Term Incentive Plan programs, that is outstanding immediately prior to the First Viper Effective Time; or (ii) granted under or pursuant to any Company Incentive Plan in connection with one of the Company’s Long-Term Incentive Plan programs that is outstanding, vested and non-forfeitable prior to the Effective Time, shall be converted into an equivalent unit award (the “Adjusted Unit Award”) in respect of (A) the number of shares of the Company Common Stock subject to the Company Stock Unit multiplied by 0.4123 to determine the number of Series A Holdco Shares subject to such Adjusted Unit

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Award and (B) the number of shares of the Company Common Stock subject to the Company Stock Unit multiplied by 0.3077 to determine the number of Series C Holdco Shares subject to such Adjusted Unit Award as of immediately prior to the First Viper Effective Time (in each case of (A) and (B), rounded down to the nearest whole share). Except as specifically provided in the preceding sentence, each Adjusted Unit Award shall continue to be governed by the same terms and conditions as were applicable to the Company Stock Units immediately prior to the First Viper Effective Time and shall provide for accelerated vesting on an Involuntary Termination occurring on or prior to December 31, 2014.

(c)      LTIP Shares. As of the First Viper Effective Time, each Company Stock Unit granted under or pursuant to one of the Company’s Long-Term Incentive Plan programs (other than any Jointly-Owned Shares (as defined in the Virgin Media Inc. 2010 Stock Incentive Plan)) that is outstanding, unvested and forfeitable immediately prior to the First Viper Effective Time and vests under its terms based, in whole or in part, on the achievement of certain performance conditions (each, an “LTIP Share”), shall be treated as follows:

(i)      With respect to LTIP Shares granted under the 2010-2012 Long-Term Incentive Plan program, the number of LTIP Shares to which an individual shall be entitled as of the First Viper Effective Time shall be determined in accordance with the terms and conditions of the award agreement (including the exercise of discretion by the Compensation Committee of the Company Board pursuant to such terms in accordance with past practice) by and between the Company and such individual evidencing the award of LTIP Shares (an “LTIP Award Agreement”) based on actual performance through December 31, 2012 and the achievement of the applicable performance conditions, and each LTIP Share to which the holder becomes entitled pursuant to this Section 2.5(c)(i) shall, to the extent not settled prior to the First Viper Effective Time in accordance with its terms, be cancelled as of the First Viper Effective Time and converted into the right to receive (payable in accordance with Section 2.5(i) and less any applicable Taxes required to be withheld with respect to such payment) (A) the excess of the Cash Consideration over any applicable acquisition price per share of the LTIP Share; and (B) the Company Stock Consideration; provided, however, that any LTIP Shares to which the holder of an applicable LTIP Award Agreement does not become entitled pursuant to this Section 2.5(c)(i) shall be cancelled as of the First Viper Effective Time without consideration in exchange therefor.

(ii)     With respect to the LTIP Shares granted under the 2011-2013 Long-Term Incentive Plan program and the 2012-2014 Long-Term Incentive Plan program, the LTIP Shares shall be assumed by UK Holdco or one of its Subsidiaries and such award shall be adjusted (each, an “Adjusted LTIP Award”) such that the number of shares that could have been awarded if all of the performance conditions had been fully achieved at the end of the original performance period under an applicable LTIP Award Agreement shall be converted into an equivalent award in respect of the number of Series A and Series C Holdco Shares, respectively, that is determined in the same manner as Section 2.5(b) and such Adjusted LTIP Award shall vest in full on March 1, 2014 for the 2011-2013 LTIP Shares and on March 1, 2015 for the 2012-2014 LTIP Shares, if the Adjusted LTIP Award holder has been continuously employed by UK Holdco or one of its Subsidiaries until such date, as

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applicable. Except as specifically provided in the preceding sentence, each Adjusted LTIP Award shall continue to be governed by the same terms and conditions as were applicable to the LTIP Shares immediately prior to the First Viper Effective Time under the relevant LTIP Award Agreement, including as to the timing of settlement; provided, however, that the vesting of the LTIP Shares shall accelerate on an Involuntary Termination occurring on or prior to December 31, 2014. Notwithstanding anything to the contrary in this Section 2.5(c)(ii), with respect to LTIP Shares granted as part of the 2012-2014 Long-Term Incentive Plan program as part of the VMB overlay plan, the number of shares subject to assumption and adjustment as set forth above shall be nil, being that number of shares that were expected to vest in due course under the terms of the applicable Award Agreement based on actual and forecast performance for the performance period as at December 31, 2012; and

(iii)    With respect to LTIP Shares granted under the 2013-2015 Long-Term Incentive Plan program, (A) to the extent such LTIP Shares are subject to time-based vesting only, the LTIP Shares shall be converted into an equivalent award in respect of the number of Series A Holdco Shares and Series C Holdco Shares, respectively, that is determined in the same manner as Section 2.5(b) and otherwise subject to the same terms and conditions as were applicable to the LTIP Shares immediately prior to the First Viper Effective Time; provided, however, that the vesting of the LTIP Shares shall accelerate on an Involuntary Termination occurring on or prior to December 31, 2014, and (B) to the extent any portion of such LTIP Shares are subject to performance-based vesting, the applicable awards shall be cancelled and each holder shall receive an award under a new plan to be established after the Effective Time that is modeled on Parent’s performance compensation programs in respect of at least an equivalent number of Series A Holdco Shares and Series C Holdco Shares, respectively (determined in the same manner as Section 2.5(b)). Such new plan will provide for performance metrics that would reasonably be expected to result in comparable compensation for comparable performance results as applied pursuant to the 2013-2015 Long-Term Incentive Plan program and shall provide for accelerated vesting on an Involuntary Termination occurring on or prior to December 31, 2014. The Company shall take all necessary action to effectuate the provisions of this Section 2.5(c)(iii)(B), including, if considered necessary under the terms of the relevant Award Agreements, obtaining any necessary participant consents.

(d)      Notwithstanding anything to the contrary, to the extent that the Company has entered into a compromise or settlement agreement with an employee of the Company or one of its Subsidiaries prior to the First Viper Effective Time regarding such employee’s termination of employment, (A) the terms of this Section 2.5 regarding vesting of outstanding awards are not intended to nor shall they cause the vesting of any Company Option, Company CSOP, Company Stock Unit, LTIP Shares, awards under the JSOP or the acceleration of other awards that would not have otherwise done so under the terms of that compromise or settlement agreement; and (B) any provisions of Sections 2.5(a), (b) or (c) regarding treatment upon an Involuntary Termination shall not apply to any such outstanding Company Option, Company CSOP, Company Stock Unit, LTIP Shares, awards under the JSOP or other awards.

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(e)      Company JSOP. With respect to the Virgin Media Inc. Joint Share Ownership Plan (“JSOP”), a subplan of the Virgin Media Inc. 2010 Stock Incentive Plan, following the date of this Agreement and prior to the First Viper Effective Time, the Company shall use its reasonable best efforts to take all actions it deems necessary or desirable to provide that each award under the JSOP (including each jointly held Interest and Supplementary Award, as such terms are defined in the JSOP) shall be treated in the First Viper Merger in a manner that, to the extent reasonably possible, is substantially similar to the treatment of 2011-2013 LTIP Shares pursuant to Section 2.5(c)(ii). To the extent that such treatment is not possible, each award under the JSOP will be treated in such other manner as determined by the Compensation Committee of the Company Board to be appropriate and equitable to the holders of an award under the JSOP (having first sought the prior written consent of the Parent); provided, however, that such other treatment does not materially increase the cost to Parent, UK Holdco or any of their respective Subsidiaries.

(f)      Company Sharesave Plan. The parties agree, in relation to each option granted under the Virgin Media Sharesave Plan (“Sharesave”) (each, a “Sharesave Option”), that:

(i)      they shall use their reasonable best efforts to agree with HMRC that the Mergers are an equivalent transaction to a scheme of arrangement for the purposes of clauses 7.3 and 8.1.3 of the Sharesave rules so that it is possible for Sharesave Option holders to exercise their Sharesave Options and/or exchange their Sharesave Options for a new option (or options) over Series A Holdco Shares and/or Series C Holdco Shares;

(ii)     if HMRC agrees that the Mergers are an equivalent transaction as set out in Section 2.5(f)(i) above, they shall use their reasonable best efforts to allow Sharesave Option holders to: (A) exchange their Sharesave Options for a new option (or options) over Series A Holdco Shares and/or Series C Holdco Shares as provided in clause 8 of the Sharesave rules and the Company shall seek to agree the basis of the exchange with HMRC by reference to the exchange ratio described in Section 2.5(a)(i) of this Agreement or on such other basis as may be required by HMRC; or (B) exercise their Sharesave Option to the extent the Sharesave Option can be exercised using an amount equal to the savings accrued (including any interest) at the date of exercise so that such exercise is contingent on and shall be effective immediately before the First Viper Effective Time;

(iii)    if HMRC does not agree that Sharesave Option holders can exchange their Sharesave Options as described in Section 2.5(f)(ii)(A), but does agree that Sharesave Option holders can exercise their Sharesave Options, the parties shall use their reasonable best efforts to allow Sharesave Option holders to exercise their Sharesave Options as described in Section 2.5(f)(ii)(B) and shall make a payment to any Sharesave Option holder who so exercises his Sharesave Option as follows: (A) pay to any such Sharesave Option holder who was granted an option in 2010 (or any Sharesave Option holder who was granted a Sharesave Option in 2009 which has not reached maturity as of the First Viper Effective Time) (“2010 Sharesave Options”): (1) a cash amount equal to the lower of: the gain the 2010 Sharesave Option holder would have made on the additional number of shares of Company

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Common Stock over which he would have been able to exercise his 2010 Sharesave Option had he been able to continue saving to maturity before exercising his 2010 Sharesave Option and the gain a 2010 Sharesave Option holder would have made on the additional number of shares of Company Common Stock over which he would have been able to exercise his 2010 Sharesave Option if he had been able to continue saving for a further six (6) months and (2) a cash amount equal to the basic rate income tax that the 2010 Sharesave Option holder would be liable to pay on the gain he makes on exercise of his 2010 Sharesave Option and (B) pay to Sharesave Option holders who were granted options in 2011 (“2011 Sharesave Options”) a cash amount equal to the gain the 2011 Sharesave Option holder would have made on the additional number of shares of Company Common Stock over which he would have been able to exercise his 2011 Sharesave Option if he had been able to continue saving for a further six (6) months and (C) pay to Sharesave Option holders who were granted options in 2013 (“2013 Sharesave Options”) a cash amount equal to the gain the 2013 Sharesave Option holders would have made on the additional number of shares of Company Common Stock over which he would have been able to exercise his 2013 Sharesave Option if he had been able to continue saving for a further three (3) months. Any cash payments made under this Section 2.5(f)(iii) shall be grossed up for income tax and employee’s National Insurance contributions which shall be payable through United Kingdom Pay As You Earn. For the purposes of this Section 2.5(f)(iii), “gain” means the excess of the value of the shares of Common Company Stock at the date of exercise over the aggregate exercise price paid for the shares of Common Company Stock; and

(iv)     If HMRC does not agree that the Mergers are an equivalent transaction to a scheme of arrangement for the purposes of clause 7.3 and 8.1.3 of the Sharesave rules, the parties will use their reasonable best efforts to make an offer to Sharesave Option holders to cancel their Sharesave Options in exchange for a cash payment in an amount equal to the gain Sharesave Option holders would have made if they had been able to exercise their Sharesave Options using an amount equal to the savings accrued (including any interest) at the First Viper Effective Time. The cash payment shall be subject to income tax and employee’s National Insurance contributions which shall be payable through United Kingdom Pay As You Earn.

In addition, a cash payment shall be made to 2010 Sharesave Option holders, 2011 Sharesave Option holders and 2013 Sharesave Option holders equal to the amounts described in Section 2.5(f)(iii)(A)(1) (but excluding Section 2.5(f)(iii)(A)(2)), Section 2.5(f)(iii)(B) and Section 2.5(f)(iii)(C) respectively, which cash payment shall be grossed up for income tax and employee’s National Insurance contributions and which shall be payable through United Kingdom Pay As You Earn. Except as expressly provided in this Section 2.5(f), no other cash payments shall be paid to Sharesave Option holders.

(g)      Partnership Plan (Share Incentive Plan). The parties acknowledge that participants in the HMRC-approved Virgin Media Inc. Partnership Plan (the “Partnership Plan”) shall participate in the First Viper Merger in the same way as a holder of shares of Company Common Stock. No further contributions can be made under the Partnership Plan after the First Viper Effective Time and the Company shall take all necessary action to effect

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the foregoing, including providing notice to affected participants, and to ensure all contributions to the Partnership Plan cease as of the First Viper Effective Time. If participants can continue to benefit from income tax relief under Chapter 6 of Part 7 of the United Kingdom Income Tax (Earnings and Pensions) Act 2003 by continuing to hold their Company Stock Consideration in the Partnership Plan, UK Holdco agrees to maintain the Partnership Plan until all participants have had the opportunity to benefit from income tax relief. UK Holdco shall, or shall cause the Viper Surviving Corporation to, serve a Partnership Plan termination notice under paragraph 89 of Schedule 2 of the United Kingdom Income Tax (Earnings and Pensions) Act 2003 as soon as reasonably practicable after all participants in the Partnership Plan have had the opportunity to benefit from income tax relief.

(h)      Virgin Mobile Holdings (UK) PLC Share Incentive Plan. If, prior to the date of this Agreement, a plan termination notice for the Virgin Mobile Holdings (UK) PLC Share Incentive Plan (the “Mobile SIP”) has not been served as required by paragraph 89 of Schedule 2 of the United Kingdom Income Tax (Earnings and Pension) Act 2003, the board of Virgin Mobile Holdings (UK) Limited shall as soon as practicable thereafter give such plan termination notice and undertake all necessary actions to terminate the Mobile SIP.

(i)      Payment and Withholding. Each of the Company, Parent, UK Holdco, the Viper Surviving Corporation, or any of their respective Subsidiaries, as applicable, is entitled to deduct and withhold from amounts otherwise payable under this Section 2.5, all amounts as are required to be deducted, withheld or accounted for with respect to (i) the making of any payment, (ii) the issue of any stock or (iii) any other actions taken under this Section 2.5 including any amendment or variation to any of the options, shares, units, awards or other rights thereunder, in each case, under the Code, the rules and regulations promulgated thereunder, or any other provision of U.S. federal, state, local or foreign Tax Laws including under the United Kingdom Pay As You Earn rules in respect of income tax and primary National Insurance contributions. Any such withheld amounts (i) shall be remitted by the Company, Parent, UK Holdco, the Viper Surviving Corporation, or one of their respective Subsidiaries, as applicable, to the applicable Governmental Entity and (ii) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction, withholding or payment or account was made.

(j)      Fractional Shares. No fractional shares shall be issued upon settlement or conversion of any of the foregoing awards. The number of shares of the applicable series of Holdco Shares issuable with respect to any award shall be rounded down to the nearest whole share and the exercise price per option shall be rounded up to the nearest whole cent, as applicable.

(k)      Further Actions. Prior to the First Viper Effective Time, the Company and its Subsidiaries shall pass such resolutions and take such other actions, as may be necessary to effect the provisions of this Section 2.5. Parent shall or shall cause UK Holdco to undertake all corporate action necessary to reserve for issuance a sufficient number of Series A Holdco Shares and Series C Holdco Shares for delivery upon exercise or settlement of the Converted Company Options, Company CSOPs, Adjusted Unit Awards, Adjusted LTIP

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Awards, awards under the JSOP, and Sharesave Options under Section 2.5, as applicable. Promptly after the First Viper Effective Time, UK Holdco shall file with the SEC a registration statement on Form S-8 (or any successor or other appropriate forms) or shall file an amendment to an existing registration statement, as necessary, with respect to the Series A Holdco Shares and Series C Holdco Shares subject to the Converted Company Options, Company CSOPs, Adjusted Unit Awards, Adjusted LTIP Awards, awards under the JSOP, and Sharesave Options and shall use reasonable best efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus contained therein) for so long as such Converted Company Options, Company CSOPs, Adjusted Unit Awards, Adjusted LTIP Awards, awards under the JSOP, and Sharesave Options, as applicable, remain outstanding.

Section 2.6    Treatment of Parent Equity-Based Awards.

(a)      Parent Stock Awards. As of the First Lynx Effective Time, each award of options, stock appreciation rights, restricted shares, restricted stock units, performance shares or other equity-based compensation award (each a “Parent Stock Award”) granted under or pursuant to any Parent Incentive Plan, whether vested or unvested, that is outstanding immediately prior to the First Lynx Effective Time shall be converted into an equivalent award (the “Parent Adjusted Stock Award”) of the same type, with the same exercise price, if any, and in respect of the same number of Series A Holdco Shares and Series C Holdco Shares, respectively, as applied to the number of shares of Series A Parent Common Stock and Series C Parent Common Stock subject to such Parent Adjusted Stock Award as of immediately prior to the First Lynx Effective Time. Except as specifically provided in the preceding sentence, each Parent Adjusted Stock Award shall continue to be governed by the same terms and conditions as were applicable to the Parent Stock Award immediately prior to the First Lynx Effective Time.

(b)      Further Actions. Prior to the First Lynx Effective Time, the Parent and its Subsidiaries shall pass such resolutions and take such other actions, as may be necessary to effect the provisions of this Section 2.6. Parent shall or shall cause UK Holdco to undertake all corporate action necessary to reserve for issuance a sufficient number of Series A Holdco Shares and Series C Holdco Shares for delivery upon exercise or settlement of the Parent Adjusted Stock Awards. Promptly after the First Lynx Effective Time, UK Holdco shall file with the SEC a registration statement on Form S-8 (or any successor or other appropriate forms) or shall file an amendment to an existing registration statement, as necessary, with respect to the Series A Holdco Shares and Series C Holdco Shares subject to the Parent Adjusted Stock Awards and shall use reasonable best efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus contained therein) for so long as such awards remain outstanding.

Section 2.7    Exchange Agent, Depositary and Clearance System Arrangements.

(a)      Exchange Agent. Prior to the Closing Date, UK Holdco, Parent and the Company shall appoint a bank or trust company to act as exchange agent for the payment of the Company Merger Consideration and the Parent Merger Consideration (the “Exchange Agent”).

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(b)      Depositary and Clearance Systems. UK Holdco, Parent, the Company and any of their respective Subsidiaries may prior to the earlier of the First Viper Effective Time and the First Lynx Effective Time enter into any arrangements with the Exchange Agent and/or any other financial institution mutually agreed as acceptable by Parent and the Company as may be necessary to implement a custodian arrangement in respect of the Holdco Shares issuable pursuant to Section 2.1 and Section 2.2, and/or to create depositary shares and depositary receipts in respect of such Holdco Shares, and/or to place any such Holdco Shares into an approved clearance system or any combination of these. In this Agreement, any reference to “Holdco Shares” or book-entry shares shall be treated as including, where the context requires, any depositary share, depositary receipt, or interest in any custodian or clearance system which represents any Holdco Shares. For the avoidance of doubt, the parties agree that UK Holdco may deliver such depositary shares, depositary receipts or book-entry or other interests in respect of Holdco Shares as Company Merger Consideration and Parent Merger Consideration so long as former holders of Company Common Stock and Parent Common Stock are treated equally in respect of any such arrangement.

Section 2.8    Exchange and Payment.

(a)      Prior to the Closing, Parent and/or UK Holdco shall deposit (or causing to be deposited) with the Exchange Agent, in trust for the benefit of holders of shares of Company Common Stock and Parent Common Stock, book-entry shares representing the Holdco Shares issuable pursuant to Section 2.1 and Section 2.2, as applicable, and an amount of cash representing the aggregate Cash Consideration payable to holders of shares of Company Common Stock pursuant to Section 2.1. In addition, Parent and/or UK Holdco shall make available by depositing (or causing to be deposited) with the Exchange Agent, as necessary from time to time after the earlier of the First Viper Effective Time and the First Lynx Effective Time, any dividends or distributions payable pursuant to Section 2.8(e) and any cash in lieu of fractional Series A Holdco Shares and Series C Holdco Shares payable pursuant to Section 2.8(g). All book-entry Holdco Shares, dividends, distributions and cash deposited with the Exchange Agent are hereinafter referred to as the “Exchange Fund.”

(b)      As soon as reasonably practicable after the earlier of the First Viper Effective Time and the First Lynx Effective Time, UK Holdco shall cause the Exchange Agent to mail to (i) each holder of record of a certificate (“Company Certificates”) or a book-entry share (“Company Book-Entry Shares”) that immediately prior to the First Viper Effective Time represented outstanding shares of Company Common Stock that were converted into the right to receive the Company Merger Consideration, any dividends or distributions payable pursuant to Section 2.8(e) and any cash in lieu of fractional Series A Holdco Shares and Series C Holdco Shares payable pursuant to Section 2.8(g) and (ii) each holder of record of a certificate (“Parent Certificates” and together with Company Certificates, “Certificates”) or a book-entry share (“Parent Book-Entry Shares” and together with Company Book-Entry Shares, “Book-Entry Shares”) that immediately prior to the First Lynx Effective Time represented outstanding shares of Parent Common Stock that were converted into the right to receive the applicable Parent Merger Consideration and any dividends or distributions payable pursuant to Section 2.8(e);

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(i)     a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such Person shall pass, only upon proper delivery of the Certificates to the Exchange Agent, or in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, and which letter shall be in customary form and reasonably satisfactory to the Company (prior to the First Viper Effective Time) and contain such other provisions as Parent or the Exchange Agent may reasonably specify); and

(ii)    instructions for use in effecting the surrender of such Company Certificates, Company Book-Entry Shares, Parent Certificates or Parent Book-Entry Shares in exchange for (A) the Company Merger Consideration or the applicable Parent Merger Consideration, as the case may be, (B) any dividends or other distributions payable pursuant to Section 2.8(e) and (C) any cash in lieu of fractional Series A Holdco Shares and Series C Holdco Shares payable pursuant to Section 2.8(g).

(c)      Each holder of shares of Company Common Stock that have been converted into a right to receive the Company Merger Consideration, upon surrender of a Company Certificate or Company Book-Entry Shares to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as the Exchange Agent may reasonably require, shall be entitled to receive in exchange therefor (i) the issue of the number of Series A Holdco Shares and Series C Holdco Shares (after taking into account all shares of Company Common Stock attributable to such holder under all Company Certificates or Company Book-Entry Shares so surrendered) to which such holder of Company Common Stock shall have become entitled pursuant to the provisions of Section 2.1(b), (ii) the cash consideration to which such holder of Company Common Stock shall be entitled pursuant to the provisions of Section 2.1(b), (iii) any dividends or other distributions payable pursuant to Section 2.8(e) and (iv) any cash in lieu of fractional Series A Holdco Shares and Series C Holdco Shares payable pursuant to Section 2.8(g), and the Company Certificate or Company Book-Entry Shares so surrendered shall forthwith be cancelled. Each holder of shares of Parent Common Stock that have been converted into a right to receive the applicable Parent Merger Consideration, upon surrender of a Parent Certificate or Parent Book-Entry Shares to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as the Exchange Agent may reasonably require, shall be entitled to receive in exchange therefor (A) the number of Series A Holdco Shares, Series B Holdco Shares or Series C Holdco Shares, as applicable (after taking into account all shares of Parent Common Stock attributable to such holder under all Parent Certificates or Parent Book-Entry Shares so surrendered), to which such holder of Parent Common Stock shall have become entitled pursuant to the provisions of Section 2.2(b), and (B) any dividends or other distributions payable pursuant to Section 2.8(e), and the Parent Certificates or Parent Book-Entry Shares so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any unpaid dividends and distributions or cash in lieu of fractional shares, if any, payable to holders of Certificates or Book-Entry Shares. Until surrendered as contemplated by this Section 2.8, each Company Certificate or Company Book-Entry Share shall be deemed after the First Viper Effective Time to represent only the right to receive the Company Merger

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Consideration payable in respect thereof, any dividends or other distributions payable pursuant to Section 2.8(e) and any cash in lieu of fractional Series A Holdco Shares and Series C Holdco Shares payable pursuant to Section 2.8(g), but shall not entitle its holder or any other Person to any rights as a stockholder of the Company or UK Holdco. Until surrendered as contemplated by this Section 2.8, each Parent Certificate or Parent Book-Entry Share shall be deemed after the First Lynx Effective Time to represent only the right to receive the applicable Parent Merger Consideration payable in respect thereof and any dividends or other distributions payable pursuant to Section 2.8(e), but shall not entitle its holder or any other Person to any rights as a stockholder of UK Holdco or Parent.

(d)      If payment of the Company Merger Consideration or the applicable Parent Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Company Merger Consideration or the applicable Parent Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share or shall have established to the satisfaction of UK Holdco that such Tax is not applicable.

(e)      No dividends or other distributions with respect to any Holdco Share with a record date after the First Viper Effective Time or First Lynx Effective Time, as applicable, shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the Holdco Shares that the holder thereof has the right to receive upon the surrender thereof in accordance with Section 2.1 and Section 2.2, and no cash payment in lieu of fractional Series A Holdco Shares and Series C Holdco Shares shall be paid to any such holder pursuant to Section 2.8(g), in each case until the holder thereof shall surrender such Book-Entry Share or Certificate in accordance with this Article II. Following the surrender of a Certificate or Book-Entry Share in accordance with this Article II, there shall be paid to the record holder thereof, without interest, (i) promptly after such surrender, the amount of any dividends or other distributions with a record date after the First Viper Effective Time or the First Lynx Effect Time, as applicable, theretofore paid with respect to such Holdco Shares and the amount of any cash payable in lieu of a fractional Series A Holdco Shares and Series C Holdco Shares to which such holder is entitled pursuant to Section 2.8(g) and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the First Viper Effective Time or the First Lynx Effective Time, as applicable, but prior to such surrender payable with respect to such Holdco Shares.

(f)      The Company Merger Consideration or the Parent Merger Consideration, as applicable, any dividends or other distributions payable pursuant to Section 2.8(e) and any cash in lieu of fractional Series A Holdco Shares and Series C Holdco Shares payable pursuant to Section 2.8(g) issued and paid upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Company Certificates or Company Book-Entry Shares or

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Parent Common Stock formerly represented by such Parent Certificates or Parent Book-Entry Shares, as applicable. At the First Viper Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the shares of Company Common Stock that were outstanding immediately prior to the First Viper Effective Time. At the First Lynx Effective Time, the stock transfer books of Parent shall be closed and there shall be no further registration of transfers of the shares of Parent Common Stock that were outstanding immediately prior to the First Lynx Effective Time. If, after the First Viper Effective Time or the First Lynx Effective Time, as applicable, Certificates are presented to UK Holdco, the Viper Surviving Corporation, the Lynx Surviving Corporation or the Exchange Agent for transfer, or transfer is sought for Company Book-Entry Shares or Parent Book-Entry Shares, such corresponding Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article II, subject to applicable Law in the case of Dissenting Shares.

(g)      Notwithstanding anything to the contrary contained herein, no certificates representing fractional Series A Holdco Shares or Series C Holdco Shares shall be issued upon the surrender of Certificates or Book-Entry Shares, no dividends or other distributions with respect to the Series A Holdco Shares and Series C Holdco Shares shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of UK Holdco. In lieu of the issuance of any such fractional share, UK Holdco shall pay to each former stockholder of the Company who otherwise would be entitled to receive a fractional Series A Holdco Share or Series C Holdco Share an amount in cash (without interest) equal to the sum of (i) product of (A) the fraction of the Series A Holdco Share that such holder would otherwise be entitled to receive (taking into account all shares of Company Common Stock held at the First Viper Effective Time by such holder and rounded to the nearest thousandth when expressed in decimal form) pursuant to Section 2.1(b) multiplied by (B) the twenty (20)-day aggregate volume weighted-average per share price, rounded to two (2) decimal points, of shares of Series A Parent Common Stock on the Nasdaq Global Select Market (“Nasdaq”) (as reported on Bloomberg Financial Markets or such other source as the parties shall agree in writing) for the period of the twenty (20) consecutive trading days ending on the last full trading day occurring prior to the date of the First Viper Effective Time plus (ii) the product of (A) the fraction of a Series C Holdco Share that such holder would otherwise be entitled to receive (taking into account all shares of Company Common Stock held at the First Viper Effective Time by such holder and rounded to the nearest thousandth when expressed in decimal form) pursuant to Section 2.1(b) multiplied by (B) the twenty (20)-day aggregate volume weighted-average per share price, rounded to two (2) decimal points, of shares of Series C Parent Common Stock on Nasdaq (as reported on Bloomberg Financial Markets or such other source as the parties shall agree in writing) for the period of the twenty (20) consecutive trading days ending on the last full trading day occurring prior to the date of the First Viper Effective Time.

(h)      Any portion of the Exchange Fund (including cash consideration and any interest or other income earned on the Exchange Fund) that remains undistributed to the holders of Certificates or Book-Entry Shares two (2) years after the later of the First Viper

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Effective Time and the First Lynx Effective Time shall be delivered to either of the Surviving Corporations, upon demand, and any remaining holders of Certificates or Book-Entry Shares shall thereafter look only to the Surviving Corporations and UK Holdco, as general creditors thereof, for payment of the Company Merger Consideration or Parent Merger Consideration, any unpaid dividends or other distributions payable pursuant to Section 2.8(e) and any cash in lieu of fractional Series A Holdco Shares and Series C Holdco Shares payable pursuant to Section 2.8(g).

(i)      None of UK Holdco, the Surviving Corporations, the Exchange Agent or any other Person shall be liable to any Person in respect of any of the Holdco Shares, cash consideration, dividends or other distributions with respect thereto or cash in lieu of fractional Series A Holdco Shares and Series C Holdco Shares properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(j)      The Exchange Agent shall invest any cash included in the Exchange Fund, including the aggregate Cash Consideration, pending its disbursement to such holders, in (i) short-term direct obligations of the United States of America or (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest. UK Holdco shall be responsible for any losses in the Exchange Fund and shall deposit additional cash with the Exchange Agent as may be required from time to time in order for the Exchange Agent to make the payments required by this Agreement. Any interest and other income resulting from such investments shall be paid to UK Holdco.

(k)     If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to UK Holdco, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by UK Holdco or the Exchange Agent, the posting by such Person of a bond in such customary amount as UK Holdco or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the applicable Surviving Corporations with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Parent Merger Consideration or Company Merger Consideration payable in respect thereof, any dividends or other distributions payable pursuant to Section 2.8(e) and any cash in lieu of fractional Series A Holdco Shares and Series C Holdco Shares payable pursuant to Section 2.8(g).

Section 2.9    Withholding Rights. Each of the Surviving Corporations, UK Holdco and the Exchange Agent shall be entitled to deduct and withhold from any amount otherwise payable pursuant to this Agreement such amounts as the Surviving Corporations, UK Holdco or the Exchange Agent determine it is required to deduct and withhold under the Code, applicable Treasury Regulations or any provision of state, local or foreign Law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

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Section 2.10    Adjustments. If between the date of this Agreement and the First Viper Effective Time the outstanding Holdco Shares or shares of Parent Common Stock or Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend or any subdivision, reclassification, split, combination, consolidation or exchange of shares, or any similar event shall have occurred, then any number or amount contained herein (including any exchange ratio) which is based upon the number of Series A Holdco Shares, Series B Holdco Shares, Series C Holdco Shares, or shares of Parent Common Stock or Company Common Stock, as the case may be, will be appropriately adjusted to provide to UK Holdco and the holders of Company Common Stock and Parent Common Stock and holders of outstanding Company Options, Company CSOPs, Sharesave Options, Company Stock Units, LTIP Shares and awards under the JSOP, the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing in this Section 2.10 shall be construed to permit UK Holdco, Parent or the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 2.11    Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the First Viper Effective Time that are held by any holder that shall not have voted in favor of the First Viper Merger and shall have properly demanded appraisal of such shares of Company Common Stock pursuant to Section 262 of the DGCL (and shall have not properly revoked such demand) prior to the First Viper Effective Time (such shares, “Dissenting Shares”) shall not be converted into the right to receive the Company Merger Consideration, unless and until such holder shall have failed to perfect, or shall have effectively withdrawn or lost, such holder’s right to appraisal under the DGCL. Dissenting Shares shall be treated in accordance with Section 262 of the DGCL. If any such holder fails to perfect or withdraws or loses any such right to appraisal, each such share of Company Common Stock of such holder shall thereupon be converted into and become exchangeable only for the right to receive, as of the later of the First Viper Effective Time and the time that such right to appraisal has been irrevocably lost, withdrawn or expired, the Company Merger Consideration in accordance with this Article II. The Company shall serve prompt notice to Parent and UK Holdco of any demands for appraisal of any shares of Company Common Stock, attempted withdrawals of such notices or demands and any other instruments received by the Company relating to rights to appraisal, and Parent and UK Holdco shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, without the prior written consent of UK Holdco (such consent not to be unreasonably withheld), make any payment with respect to, settle or offer to settle, or approve any withdrawal of any such demands.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent, UK Holdco and each of the Merger Subs as follows (it being understood that each representation and warranty contained in this Article III is subject to: (a) the exceptions and disclosures set forth in the corresponding

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section or subsection of the disclosure letter delivered by the Company to Parent contemporaneously with the execution of this Agreement (the “Company Disclosure Letter”), (b) any exception or disclosure set forth in any other section or subsection of the Company Disclosure Letter to the extent it is reasonably apparent from the face of such exception or disclosure that such exception or disclosure would qualify such representation and warranty, and (c) any information set forth in the Company SEC Documents filed or furnished on the SEC’s EDGAR database on or after January 1, 2012 and publicly available at least five (5) Business Days prior to the date of this Agreement (other than (i) information set forth therein under the headings “Risk Factors” or “Forward-Looking Statements” or a similar heading, (ii) included in a disclaimer under a heading referencing the Private Securities Litigation Reform Act of 1995 and (iii) any other information set forth therein that is predictive or forward-looking in nature) to the extent it is reasonably apparent from the face of such information that such information would qualify such representation and warranty; provided, however, that the disclosures in the Company SEC Documents shall not be deemed to qualify any representation or warranty made in Section 3.2:

Section 3.1    Organization, Standing and Power.

(a)      Each of the Company and its Subsidiaries (i) is an entity duly organized, validly existing and (to the extent such concept is applicable) in good standing under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business as a foreign entity and (to the extent such concept is applicable) is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clause (iii) and, as they relate to Subsidiaries, in the case of clauses (i) and (ii), where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)      The Company has made available to Parent true and complete copies of the Company’s certificate of incorporation (the “Company Charter”) and bylaws (the “Company Bylaws”), in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. The Company is not in violation of any provision of the Company Charter or Company Bylaws.

Section 3.2    Capital Stock.

(a)      The authorized capital stock of the Company consists of 1,000,000,000 shares of Company Common Stock, 300,000,000 shares of Class B redeemable common stock, par value $0.01 per share (the “Redeemable Company Common Stock”) and 5,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”), of which 1,000,000 shares have been designated as the Series A Junior Participating Preferred Stock (“Company Series A Preferred Stock”) and reserved for issuance upon exercise of the Rights. As of the close of business on January 31, 2013 (the “Company Measurement Date”),

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(i) 269,341,204 shares of Company Common Stock were issued and outstanding (excluding treasury shares), (ii) no shares of Company Common Stock were held by the Company in its treasury, (iii) no shares of Redeemable Company Common Stock were issued and outstanding and no shares of Redeemable Company Common Stock were held by the Company in its treasury, (iv) no shares of Company Preferred Stock were issued and outstanding and no shares of Company Preferred Stock were held by the Company in its treasury, (v) 10,371,098 shares of Company Common Stock were reserved for issuance pursuant to all outstanding Company Options, (vi) 4,430,816 shares of Company Common Stock were reserved for issuance pursuant to all outstanding awards of Company Stock Units, (vii) 80,840,700 shares of Company Common Stock were reserved for issuance pursuant to the Company’s 6.50% Convertible Senior Notes due 2016 (the “Company Convertible Notes”), plus shares reserved for a Make-Whole Fundamental Change as such term is defined in the Indenture, dated April 16, 2008, the Company, as issuer, and The Bank of New York, as trustee, relating to the Company Convertible Notes (the “6.50% Convertible Senior Notes Indenture”) and (viii) 1,585,975 shares of Company Common Stock were reserved for issuance pursuant to all outstanding Sharesave Options. Each outstanding share of Company Common Stock is accompanied by an associated right to purchase Company Series A Preferred Stock (the “Rights”), issued pursuant to the Rights Agreement, dated March 25, 2004 (as amended, the “Rights Agreement”), between the Company (f/k/a Telewest Global, Inc.) and The Bank of New York Mellon (f/k/a The Bank of New York), as rights agent. All outstanding shares of capital stock of the Company are, and all shares reserved for issuance will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company Charter, the Company Bylaws or any Contract to which the Company is a party or is otherwise bound. Except for the Company Convertible Notes, neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other similar obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of the Company on any matter. Except as set forth above in this Section 3.2(a), and except for changes since the close of business on the Company Measurement Date resulting from the conversion of Company Convertible Notes or the exercise, settlement or forfeiture of Company Options or Company Stock Units described in Section 3.2(c), which would reduce the number of Company Options and Company Stock Units outstanding on the Measurement Date by a corresponding amount, as of the date hereof, there are no outstanding (A) shares of capital stock or other voting securities or equity interests of the Company, (B) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of the Company or other voting securities or equity interests of the Company, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of the Company or any of its Subsidiaries or other equity equivalent or equity-based awards or rights, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any shares of capital stock of the Company, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other

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voting securities or equity interests of the Company or rights or interests described in the preceding clause (C), or (E) obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities.

(b)      There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other voting securities or equity interests of the Company.

(c)      Section 3.2(c) of the Company Disclosure Letter sets forth a true and complete list on an anonymised basis of all holders, as of the close of business on the Company Measurement Date, of all outstanding Company Options, Company Stock Units (including, for the avoidance of doubt, any performance-based LTIP Award) and other similar rights to purchase or receive shares of Company Common Stock (other than rights to receive shares of Company Common Stock pursuant to the Company Convertible Notes) or similar rights granted under the Company Incentive Plans or otherwise (collectively, “Company Stock Awards”), indicating as applicable, with respect to each Company Stock Award then outstanding, the award, the type of award granted, the number of shares of Company Common Stock subject to such Company Stock Award, the date of grant, exercise or purchase price, vesting schedule and payment schedule (if different from the vesting schedule) and expiration thereof. Immediately prior to the Closing, Section 3.2(c) of the Company Disclosure Letter shall be redelivered at which time the list of award holders shall be updated to reflect the then-outstanding awards and shall provide the names of all award holders.

Section 3.3    Subsidiaries. All outstanding shares of capital stock and other voting securities or equity interests of each Subsidiary of the Company have been duly authorized and validly issued, are fully paid, nonassessable and not subject to any preemptive rights. All outstanding shares of capital stock and other voting securities or equity interests of each such Subsidiary are owned by the Company or a wholly-owned Subsidiary of the Company, free and clear of all pledges, claims, liens, charges, options, rights of first refusal, encumbrances and security interests of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership) (collectively, “Liens”), other than restrictions imposed by applicable securities laws. Neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter with the holders of shares of capital stock or other equity interests of any Subsidiary of the Company. There are no outstanding (a) shares of capital stock or other voting securities or equity interests of any Subsidiary of the Company (other than shares of capital stock or other voting securities or equity interests owned by the Company or a wholly-owned Subsidiary of the Company), (b) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of any Subsidiary of the Company or other voting securities or equity interests of any Subsidiary of the Company, (c) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from the Company or any of its Subsidiaries, or

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obligations of the Company or any of its Subsidiaries to issue, any shares of capital stock of any Subsidiary of the Company, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of any Subsidiary of the Company, or (d) obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other voting securities or equity interests of any Subsidiary of the Company. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, as of the date hereof, the Company does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is it under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person.

Section 3.4    Authority.

(a)      The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, including the First Viper Merger, subject to receipt of the Company Stockholder Approval. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including the First Viper Merger, have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the First Viper Merger and the other transactions contemplated hereby, other than, in the case of the consummation of the First Viper Merger, the adoption and approval of this Agreement by the holders of at least a majority of the outstanding shares of Company Common Stock (the “Company Stockholder Approval”). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent, UK Holdco and each of the Merger Subs, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity (the “Enforceability Exception”)).

(b)      The Company Board, at a meeting duly called and held, adopted resolutions (i) determining that the terms of this Agreement, the Support Agreement, the First Viper Merger and the other transactions contemplated hereby and thereby are fair to and in the best interests of the Company’s stockholders, (ii) approving and declaring advisable this Agreement, the Support Agreement and the transactions contemplated hereby and thereby, including the First Viper Merger, (iii) directing that this Agreement be submitted to the

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stockholders of the Company for adoption and approval and (iv) resolving to recommend that the Company’s stockholders vote in favor of the adoption and approval of this Agreement and the transactions contemplated hereby, including the First Viper Merger (the “Company Board Recommendation”), which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 5.2.

(c)      The Company Stockholder Approval is the only vote of the holders of any class or series of the Company’s capital stock or other securities required in connection with the consummation of the First Viper Merger. Assuming the Second Viper Merger is consummated pursuant to Section 253 of the DGCL, no vote of the holders of any class or series of the Company’s capital stock or other securities is required in connection with the consummation of any of the transactions contemplated hereby to be consummated by the Company other than the First Viper Merger.

Section 3.5    No Conflict; Consents and Approvals.

(a)      The execution, delivery and performance of this Agreement by the Company does not, and the consummation of the First Viper Merger and the other transactions contemplated hereby and compliance by the Company with the provisions hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien in or upon any of the properties, assets or rights of the Company or any of its Subsidiaries under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the Company Charter or Company Bylaws, (ii) the certificate of incorporation or bylaws (or similar organizational documents) of any Subsidiary of the Company, (iii) any bond, debenture, note, mortgage, indenture, guarantee, license, lease, purchase or sale order or other contract, commitment, agreement, instrument, obligation, arrangement, understanding, undertaking, permit, concession or franchise (each, including all amendments thereto, a “Contract”) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets may be bound or (iv) subject to the governmental and regulatory filings and other matters referred to in Section 3.5(b), any federal, state, local or foreign (including supranational) law (including common law), statute, constitution, treaty, convention, ordinance, rule, code, regulation, order, judgment, injunction, decree or other similar requirement enacted, issued, adopted, promulgated entered into or applied by a Governmental Entity (“Law”) or any rule or regulation of Nasdaq, the UK Financial Services Authority or the London Stock Exchange applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective properties or assets may be bound, except in the cases of clauses (ii), (iii) and (iv) above for any such conflicts, violations, breaches, defaults or other occurrences that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)      No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any federal, state, local or foreign government or

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subdivision thereof or any other governmental, administrative, judicial, arbitral, legislative, executive, regulatory or self-regulatory authority, instrumentality, agency, commission or body (each, a “Governmental Entity”) is required by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the First Viper Merger and the other transactions contemplated hereby or compliance with the provisions hereof, except for (i) the notification under the EU Council Regulation 139/2004, as amended (the “EUMR”), (ii) such consents, approvals, orders, authorizations, registrations, declarations, filing and notices required to be made or obtained under antitrust, competition, trade regulation or similar Laws (collectively, “Antitrust Laws”), (iii) such filings and reports as may be required pursuant to the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and any other applicable state or federal securities Laws and “blue sky” Laws, (iv) the filing of the First Viper Certificate of Merger and the Second Viper Certificate of Merger with the Delaware Secretary of State as required by the DGCL and the DLLCA, as applicable, and appropriate documents with the relevant authorities of other states or jurisdictions in which the Company or any of its Subsidiaries is qualified to do business, (v) any filings and approvals required under the rules and regulations of Nasdaq, the UK Financial Services Authority or the London Stock Exchange, (vi) any notices to, or consents, waivers or confirmations from the U.K. Office of Communications (“OFCOM”) or any other relevant Governmental Entity in connection with all licenses, franchises, agreements, permits, registrations or other authorizations granted by any Governmental Entity to the Company or any of its Subsidiaries, or which the Company or any of its Subsidiaries takes benefit of, under the U.K. Broadcasting Act 1990, the U.K. Broadcasting Act 1996, the U.K. Communications Act 2003, the U.K. Wireless Telegraphy Act 1949 and all similar legislation in force in the U.K. or any other jurisdiction (collectively, the “Communications Laws”), including all certificates of compliance which are required to be issued by or filed with OFCOM or any other Governmental Entity (collectively, the “Company License Consents”) and (vii) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Neither the entering into of this Agreement nor the consummation of the transactions contemplated hereby shall require the consent, consultation with, or negotiations with any unions, works councils or employee representative bodies.

(c)      Section 3.5(c) of the Company Disclosure Letter sets forth all material Company License Consents other than those Company License Consents that require only that notices be given in connection with this Agreement and the consummation of the First Viper Merger and the other transactions contemplated hereby.

Section 3.6    Public Reporting; Financial Statements.

(a)      The Company has filed with or furnished to the SEC on a timely basis, and has heretofore made available to Parent (or made publicly available on the SEC website), true and complete copies of all forms, reports, schedules, statements and other documents

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required to be filed with or furnished to the SEC by the Company since January 1, 2010 (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Company SEC Documents”). The Company’s Subsidiaries that are required to file any form, report, statement, schedule or other document with the SEC have filed with or furnished to the SEC on a timely basis, and have heretofore made available to Parent (or made publicly available on the SEC website), true and complete copies of all forms, reports, schedules, statements and other documents required to be filed with or furnished to the SEC by such Subsidiaries of the Company since January 1, 2010 (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Company Subsidiary SEC Documents”). As of their respective filing or furnished dates (or, if amended or superseded by a filing or a document furnished prior to the date of this Agreement, then on such filing or furnished date), the Company SEC Documents and the Company Subsidiary SEC Documents complied in all material respects with the Securities Act and the Exchange Act, and none of the Company SEC Documents or Company Subsidiary SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company is in compliance in all material respects with the applicable requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2011 (the “Dodd-Frank Act”), including, in each case, the rules and regulations promulgated thereunder.

(b)      The Company has filed with or furnished to the UK Financial Services Authority, and has published, on a timely basis, and has heretofore made available to Parent, true and complete copies of all forms, reports, schedules, statements and other documents required to be so filed, furnished or published in accordance with the Listing Rules, the Prospectus Rules or the Disclosure and Transparency Rules issued by the UK Financial Services Authority (the “FSA Rules”) since January 1, 2010 (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Company FSA Documents”). As of their respective filing or publication date (or, if amended or superseded by a document filed or published prior to the date of this Agreement, then on such filing or publication date), the Company FSA Documents complied in all material respects with the applicable requirements of the UK Financial Services and Markets Act 2000 and the FSA Rules, as the case may be, including, in each case, the rules and regulations promulgated thereunder, and none of the Company FSA Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)      The financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Company SEC Documents (the “Company Financial Statements”) (i) have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act) applied on a consistent basis during the periods involved (except as may be

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indicated in the notes thereto), (ii) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (iii) present fairly, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount).

(d)      The Company has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that information relating to the Company, including its consolidated Subsidiaries, required to be disclosed in the Company’s periodic and current reports under the Exchange Act and under the Disclosure and Transparency Rules issued by the UK Financial Services Authority, is made known to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, by others within those entities, as appropriate, to allow timely decisions regarding required disclosures as required under the Exchange Act or under the Disclosure and Transparency Rules issued by the UK Financial Services Authority. The Company’s management has evaluated, with the participation of the Company’s principal executive and principal financial officers, or persons performing similar functions, the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, their conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(e)      The Company and its Subsidiaries have established and maintain a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP which is sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the properties or assets of the Company and its Subsidiaries. The Company has disclosed, based on its most recent evaluation of the Company’s internal control over financial reporting prior to the date hereof, to the Company’s auditors and audit committee (A) any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(f)      Since January 1, 2010, (i) neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any director, officer, auditor or

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accountant of the Company or any of its Subsidiaries has received any material complaint, allegation, assertion or claim, whether written or oral, regarding the Company’s financial statements or accounting or auditing practices of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in improper accounting or auditing practices and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of Company or any of its Subsidiaries.

(g)      As of the date hereof, there are no outstanding or unresolved comments in any comment letters received from the staff of the SEC or the UK Financial Services Authority (as the case may be) with respect to the Company SEC Documents or the Company FSA Documents. To the knowledge of the Company, as of the date hereof none of the Company SEC Documents or the Company FSA Documents is subject to ongoing review or outstanding comment or investigation by the SEC or the UK Financial Services Authority.

(h)      Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other Company SEC Documents.

(i)      The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq and the UK Financial Services Authority.

Section 3.7    No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has, or is subject to, any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, except (a) to the extent accrued or reserved against in the Company Financial Statements, (b) obligations incurred in the ordinary course of business which do not result from a breach of Contract or violation of Law by the Company or any of its Subsidiaries and (c) for liabilities and obligations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.8    Certain Information. None of the information supplied or to be supplied in writing by or on behalf of the Company specifically for inclusion or incorporation by

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reference in the Form S-4 will, at the time the Form S-4 is filed with the SEC, at the time of any amendment or supplement thereto and at the time it (or any post-effective amendment or supplement) becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. None of the information supplied or to be supplied in writing by or on behalf of the Company specifically for inclusion or incorporation by reference in the Joint Proxy Statement will, at the time it is mailed to the Company’s stockholders and Parent’s stockholders or at the time of the Company Stockholders Meeting or the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act (a) at the time it is mailed to the Company’s stockholders and Parent’s stockholders and (b) at the time of the Company Stockholders Meeting and the Parent Stockholders Meeting. The representations and warranties contained in this Section 3.8 do not and will not apply to statements included in the Form S-4 or the Joint Proxy Statement based on information supplied by or on behalf of Parent specifically for inclusion or incorporation by reference therein.

Section 3.9    Absence of Certain Changes or Events. Since December 31, 2011, (a) other than in connection with the negotiation, execution, delivery and performance of this Agreement, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course consistent with past practice, (b) none of the Company or any of its Subsidiaries has taken any action (or omitted to take any action) that, if taken (or omitted to be taken) after the date hereof without the consent of Parent, would have constituted a breach of any of the covenants set forth in clauses (i), (iii), (iv), (v), (vii), (xii), (xiii) or (xviii) of Section 5.1(a), and (c) there have not been any adverse changes, events or developments or prospective adverse changes, events or developments that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect.

Section 3.10  Litigation. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no action, suit, claim, arbitration, investigation, inquiry, grievance or other proceeding (each, an “Action”) pending or, to the knowledge of the Company, threatened in writing against or affecting the Company or any of its Subsidiaries, or, to the knowledge of the Company, any of their respective properties or assets, or any present or former officer, director or employee of the Company or any of its Subsidiaries in such individual’s capacity as such. Neither the Company nor any of its Subsidiaries nor any of their respective material properties or material assets is subject to any outstanding judgments, orders, injunctions, rulings or decrees of any Governmental Entity other than any judgment, order, injunction, ruling or decree that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, there is no Action pending or, to the knowledge of the Company, threatened seeking to prevent, hinder, modify, delay or challenge the First Viper Merger or any of the other transactions contemplated by this Agreement. To the knowledge of the Company, neither the Company nor any of its Subsidiaries has received

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written notice of any claim for indemnification or for collection under any guarantee which would reasonably be expected to result in payments in excess of $50,000,000 after the date hereof, nor, to the knowledge of the Company, is any such claim threatened.

Section 3.11  Compliance with Laws; Permits.

(a)      The Company and each of its Subsidiaries are and have been in compliance with all Laws applicable to their businesses, operations, properties or assets, except where any non-compliance, individually or the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. None of the Company or any of its Subsidiaries has received, since January 1, 2011, a notice or other written communication from any Governmental Entity or other Person alleging or relating to a possible material violation of any Law applicable to their businesses, operations, properties or assets and that would have a material impact on the Company and its Subsidiaries, taken as a whole.

(b)      The Company and each of its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications, registrations and orders of any Governmental Entity, and all rights under any Contract with any Governmental Entity, necessary for the conduct of its business as such business is currently being conducted (the “Company Permits”), except where the failure to have any of the Company Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, all Company Permits are valid and in full force and effect, except where the failure to be in full force and effect has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries is, and each of their respective businesses as being conducted is, in compliance in all respects with the terms and requirements of such Company Permits, except where the failure to be in compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no Actions pending or, to the Company’s knowledge, threatened in writing, that seek the revocation, cancellation or adverse modification of any Company Permit, except where such revocation, cancellation or adverse modification would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.12  Benefit Plans.

(a)      Section 3.12(a) of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of each material “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all material stock purchase, stock option, phantom stock or other equity-based plan, severance, employment, collective bargaining, change-in-control, retention, fringe benefit, bonus, incentive, deferred compensation and all other material employee benefit and compensation plans, agreements,

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programs, policies or other arrangements, whether or not subject to ERISA, under which any current or former employee, director or consultant of the Company or its Subsidiaries (or any of their dependents) has any right to compensation or benefits or the Company or its Subsidiaries has any liability or with respect to which it is otherwise bound. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Company Plans”. With respect to each Company Plan, the Company has furnished or made available to Parent a current, accurate and complete copy thereof (or standard form of employment terms, in the case of employment agreements) including copies of any planned or proposed amendments whether or not communicated to plan fiduciaries, trustees or employees and, to the extent applicable: (i) any related trust agreement, any funding instrument and agreements with investment managers, (ii) the most recent approval or determination letter from the applicable Governmental Entity in respect of any Company Plan that is required to be registered with a Governmental Entity or is intended to qualify for preferred Tax status, (iii) any summary plan description and other material written communications by the Company or its Subsidiaries to their employees concerning the extent of the benefits provided under a Company Plan and (iv) for the most recent plan year (A) any informational, Tax or substantially similar filing to a Governmental Entity required with respect to such Company Plan and all attached schedules or equivalent forms and/or reports, (B) audited financial statements and (C) actuarial valuation reports.
(b)      Except as provided in Section 3.12(b) of the Company Disclosure Letter:

(i)      each Company Plan has been established and administered in all material respects in accordance with its terms and in compliance with the provisions of applicable Law, and in respect of any Company Plan which is required to be funded all contributions required to be made under the terms of that Company Plan or as required by applicable Law have been timely made and in accordance with any agreed funding plan;

(ii)     each Company Plan that is intended to be qualified for special or favorable Tax treatment or is required to be registered with a Governmental Entity under applicable Law, has received the requisite confirmation that it is so qualified for such favorable Tax treatment or is so registered, as applicable, and nothing has occurred since the date of any such confirmation that would reasonably be expected to cause the loss of such qualified or registered status of such Company Plan;

(iii)    no Company Plan is the subject of or named in any Action (including any investigation, audit or other administrative proceeding) by any Governmental Entity, including the Pension Benefit Guarantee Corporation (the “PBGC”) or the UK Pensions Regulator or by any plan participant or beneficiary pending, and to the knowledge of the Company, no Action is threatened, relating to the Company Plans, any fiduciaries thereof with respect to their duties to the Company Plans or the assets of any of the trusts under any of the Company Plans (other than routine claims for benefits) that would reasonably be expected to have a Company Material Adverse Effect; and

(iv)    with respect to each Company Plan currently or formerly maintained by the Company, a Subsidiary or any Person that would be considered under

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applicable Law an entity with liability to or in respect of such Company Plan (a “Controlled Group Member”), and other than in respect of contributions or payments in the ordinary course, neither the Company nor any of its Subsidiaries has incurred, nor does it reasonably expect to incur, any material liability to the Company or any of its Subsidiaries to any Company Plan or to any Governmental Entity in connection with a Company Plan.

(c)      Other than contributions to social security plans, neither the Company, nor any of its Subsidiaries nor Controlled Group Member contributes to or is required to contribute to, or within the last six (6) years has contributed to or been required to contribute to, or otherwise has any liability (including withdrawal liability) or could reasonably be expected to incur any liability with respect to, any employee benefit plan to which it is required to contribute under the terms of a collective bargaining agreement or similar arrangement, which employee benefit plan also applies to entities who are not Controlled Group Members.

(d)      Other than the National Transcommunications Limited Pension Plan and the NTL 1999 Pension Scheme, neither the Company nor any of its Subsidiaries has any liability or contingent liability in respect of any defined benefit pension plan to which the United Kingdom Pensions Act 2004 applies. Virgin Media Limited and Virgin Media Business Limited are the only Subsidiaries that participate in the National Transcommunications Limited Pension Plan and the NTL 1999 Pension Scheme. Other than in PPF Guarantees, neither the Company nor any of its other Subsidiaries has any current obligation (whether conditional or unconditional) to make any payment to the National Transcommunications Limited Pension Plan or the NTL 1999 Pension Scheme. For purposes of this Section 3.12(d), “PPF Guarantees” means the guarantee dated 28 March 2011 given by Virgin Media Investment Holdings Limited and Virgin Media Secretaries Limited for Robert Mackenzie, Thomas O’Connor, Richard Buckle, Anthony Gee, Maurice Daw and Marcus Banks as trustees of the National Transcommunications Limited Pension Plan and the guarantee dated 24 March 2011 given by Virgin Media Investment Holdings Limited and Virgin Media Secretaries Limited for NTL Pension Trustees Limited as trustee of the NTL 1999 Pension Scheme.

(e)      None of the Company Plans provides for a right to terminate employment or for an increase in contributions, payment of a benefit, the increase of a benefit amount, the payment of a contingent benefit or the acceleration of the payment or vesting of a benefit determined or occasioned, in whole or in part, by reason of the approval or execution of this Agreement or the approval or consummation of the First Viper Merger or any of the other transactions contemplated hereby.

(f)      No Company Participant is entitled to any gross-up, make-whole or other additional payment from the Company or any of its Subsidiaries in respect of any Tax (including Federal, state, local or foreign income, excise or other Taxes (including Taxes imposed under Section 409A or 4999 of the Code)) or interest or penalty related thereto.

(g)      Neither the Company nor any of its Subsidiaries has made any payment or payments, or is obligated to make any payment or payments, that, in connection with the

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transactions contemplated by this Agreement (either alone or in combination with any other event), could result in the payment of any “excess parachute payment” (as defined in Section 280G of the Code or any similar provision of applicable Law).

(h)      Except as, individually or in the aggregate, has not and would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has classified any individual as an “independent contractor” or of similar status who, pursuant to the terms of applicable Law or a Company Plan, should have been classified as an “employee” or of similar status.

(i)       For purposes of this Agreement, “Company Participant” shall mean current or former director, officer, employee, contractor or consultant of the Company or any of its Subsidiaries.

Section 3.13  Labor Matters.

(a)      The Company and its Subsidiaries are and have been in compliance in all material respects with all applicable Laws relating to labor and employment, including those relating to wages, hours, collective bargaining, unemployment compensation, workers compensation, equal employment opportunity, discrimination, immigration control, employee classification, information privacy and security, payment and withholding of Taxes. Since January 1, 2011, there has not been any, and there is no material pending or, to the knowledge of the Company, threatened, labor dispute, work stoppage, labor strike or lockout against the Company or any of its Subsidiaries by employees or involving any works councils, trade unions, or other employee representatives.

(b)      Section 3.13(b) of the Company Disclosure Letter sets forth as at the date hereof a true and complete list of each collective bargaining agreement applicable to the Company or any of its Subsidiaries, other than mandatory national or industry-wide collective bargaining agreements, together with a list of all works council or similar agreements. There are no (i) unfair labor practice charges or complaints against the Company or any of its Subsidiaries pending before any labor relations tribunal or authority and to the knowledge of the Company no such charges or complaints are threatened, (ii) representation claims or petitions pending before any other labor relations tribunal or authority or (iii) grievances or pending arbitration proceedings against the Company or any of its Subsidiaries reasonably likely to result in a material liability to the Company or any of its Subsidiaries that arose out of or under any collective bargaining agreement. There are no current material severance or reduction in force programs in operation or currently proposed as of the date hereof to reduce workforce numbers at the Company or any Subsidiary which would require notification to employee representatives and/or to a Governmental Entity under applicable Law or which could require the implementation of a severance or social plan. Within the last three years, no requests for recognition of a trade union have been received by the Company or any of its Subsidiaries in respect of all or any of its employees and material details have been disclosed of all attempts to de-recognize trade unions in that period.

(c)      Section 3.13(c) of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of the employment agreements in respect of each

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employee of the Company or of any Subsidiary where that employee’s basic annual salary exceeds £230,000. No employee of the Company or any Subsidiary has a Contract of employment that requires the employing entity to give more than twelve (12) months’ notice to terminate the employment of any such employee.

Section 3.14  Environmental Matters.

(a)      Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries (A) are, and since January 1, 2008 have been, in compliance in all respects with all applicable Environmental Laws and (B) have obtained or applied for all Environmental Permits necessary for their operations as currently conducted, each of which are valid and in good standing, and have timely made all appropriate filings for issuance or renewal of such Environmental Permits; (ii) there have been no Releases of any Hazardous Materials at any real property currently owned, leased, operated or controlled by the Company or any of its Subsidiaries or, to the knowledge of the Company, at any real property formerly owned, leased, operated or controlled by the Company or any of its Subsidiaries, that are reasonably likely to form the basis of any Environmental Claim against the Company or any of its Subsidiaries or impose liability or other obligations on the Company or any of its Subsidiaries under any Environmental Laws for any investigation, corrective action, remediation or monitoring with respect to such Releases; (iii) there are no Environmental Claims pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries; (iv) neither the Company nor any of its Subsidiaries is party to any agreement, order, judgment, or decree by or with any Governmental Entity or third party imposing any liability or obligation on the Company or any of its Subsidiaries under any Environmental Law; (v) neither the Company nor any of its Subsidiaries has retained or assumed, either contractually or by operation of Law, any liability or obligation that could reasonably be expected to form the basis of any Environmental Claim, or any liability under any Environmental Law, against the Company or any of its Subsidiaries; and (vi) to the knowledge of the Company there are no past or present conditions, events, circumstances, facts, activities, practices, incidents, actions, omissions or plans that may (A) interfere with or prevent continued compliance by the Company or its Subsidiaries with Environmental Laws or (B) give rise to any liability or other obligation under any Environmental Laws.

(b)      For purposes of this Agreement:

(i)      “Environmental Claims” means, in respect of any Person, any and all administrative, regulatory or judicial actions, suits, orders, decrees, demands, directives, claims, liens, proceedings or notices of noncompliance or violation by any Governmental Entity or other third party, alleging (A) liability with respect to the potential presence or Release of, or exposure to, any Hazardous Materials at any location, whether or not owned, operated, leased or managed by such Person, (B) indemnification, cost recovery, compensation or injunctive relief resulting from the presence or Release of, or exposure to, any Hazardous Materials, or (C) any other liability arising under Environmental Laws.

(ii)     “Environmental Law” means all applicable federal, state, local and foreign Laws (including legally binding international conventions, protocols and treaties),

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published and legally binding guidance documents, binding agreements or Environmental Permits issued, promulgated or entered into, by or with any Governmental Entity, relating to pollution, contamination, Hazardous Materials, natural resources, protection of the environment, or human health or safety relating to exposure to Hazardous Materials.

(iii)    “Environmental Permits” means all permits, licenses, identification numbers, registrations and other governmental authorizations required under or issued pursuant to applicable Environmental Laws.

(iv)    “Hazardous Materials” means (A) any substance that is listed, classified or regulated under any Environmental Law; (B) any petroleum product or by-product, asbestos-containing product or material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive material, toxic molds, or radon; or (C) any other substance that is the subject of regulatory action, or that could give rise to liability, under any Environmental Law.

(v)     “Release” means any spilling, leaking, pumping pouring, emitting, emptying, discharging, injecting, escaping, dumping, disposing, dispersing, leaching, or migrating into, onto, or through the environment or within or upon any building, structure, facility or fixture.

Section 3.15  Taxes.

(a)      The Company and each of its Subsidiaries have (i) timely filed all material Tax Returns required to be filed (taking into account any valid extensions of time to file) and all such Tax Returns are true, correct and complete in all material respects; and (ii) timely paid all material Taxes due and owing by the Company and each of its Subsidiaries (whether or not shown on any Tax Return), other than material Taxes that are not yet due or material Taxes that are being contested in good faith in appropriate proceedings and for which adequate reserves under GAAP have been established in the Company’s financial statements.

(b)      No material Tax Return of the Company or any of its Subsidiaries is under audit or examination by any Governmental Entity, and no written notice of such an audit or examination has been received by the Company or any of its Subsidiaries. No deficiencies for any material amount of Taxes have been proposed, asserted or assessed against the Company or any of its Subsidiaries that have yet to be settled or paid. There are no outstanding waivers of any limitation periods or agreements providing for an extension of time for the filing of any material Tax Return, the assessment or collection of any income or similar Tax or a material amount of other Taxes by any relevant taxing authority or the payment of any income or similar Tax or a material amount of other Taxes by the Company or any of its Subsidiaries (other than any extensions of time to file Tax Returns obtained in the ordinary course consistent with past practice). No other procedure, proceeding or contest of any refund or deficiency in respect of any material amount of Taxes is pending in or on appeal from any Governmental Entity.

(c)      The Company and each of its Subsidiaries have complied in all material respects with all applicable Laws relating to the withholding, collection and remittance of Taxes and other deductions required to be withheld.

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(d)      No written claim has been made by any Governmental Entity within the last six (6) years in a jurisdiction where either the Company or any of its Subsidiaries has not filed Tax Returns indicating that the Company or such Subsidiary is or may be subject to any Taxation with respect to income or similar Taxes or subject to a material amount of other Taxes in such jurisdiction.

(e)      There are no material Liens relating to or attributable to Taxes on the assets of the Company or any of its Subsidiaries, other than Permitted Liens.

(f)      Neither the Company nor any of its Subsidiaries (i) is a party to or is otherwise bound by any material Tax sharing, allocation or indemnification agreement or arrangement (other than agreements among the Company and its Subsidiaries and other than customary Tax indemnifications contained in credit or other commercial agreements the primary purpose of which does not relate to taxes); or (ii) has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise.

(g)      The Company is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code, nor has it been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(i) of the Code.

(h)      Neither the Company nor any of its Subsidiaries has participated in a listed transaction within the meaning of Section 6011 of the Code or Treasury Regulations Section 1.6011-4(b) or any arrangements which have been or are required to be disclosed pursuant to Part 7 of the U.K. Finance Act 2004 (or any similar provision of state, local or foreign Law).

(i)       Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code within the past three (3) years. Neither the Company nor any of its Subsidiaries has, within the past six (6) years, (i) been engaged in, or been party to, any of the transactions set out in Chapter 5 of Part 23 of the U.K. Corporation Tax Act 2010, or (ii) made or received a chargeable payment as defined in section 1086 of that Act.

Section 3.16  Contracts.

(a)      Section 3.16(a) of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of each of the following types of Contracts to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound:

(i)        any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company under Item 1.01 on a Current Report on Form 8-K;

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(ii)       any Contract with respect to the formation, creation, operation, management or control of any material joint venture, partnership, limited liability or other similar agreement or arrangement, including any Contract which could require the Company or any of its Subsidiaries to make a capital contribution to, or provide financing or funding to, any joint venture, partnership, limited liability or other similar agreement or arrangement in excess of $50,000,000 in the aggregate after the date hereof;

(iii)      any Contract (or series of related Contracts) relating to Indebtedness and having an outstanding principal amount in excess of $50,000,000 in the aggregate;

(iv)      any Contract (or series of related Contracts) involving the acquisition or disposition after the date hereof, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests for aggregate consideration (in one or a series of transactions) under such Contract(s) of $50,000,000 or more in the aggregate (other than Contracts involving the supply of goods or services in the ordinary course of business consistent with past practice);

(v)       any engagement letter or similar Contract with any broker, investment bank, financial advisor or similar Person that would require the Company or any of its Subsidiaries (or, following the consummation of the First Viper Merger and the other transactions contemplated by this Agreement, would require (or would purport to require) UK Holdco or any of its Subsidiaries, including the Viper Surviving Corporation) to retain or engage, or pay any fee or commission to, any broker, investment bank, finder, financial advisor or other similar Person in connection with any acquisition, disposition, merger, consolidation, recapitalization, financing, capital raising or similar transaction;

(vi)      any Contract (or series of related Contracts) pursuant to which the Company or any Subsidiary has continuing “earn-out” or similar obligations that could result in payments in excess of $50,000,000 in the aggregate;

(vii)     any Contract (or series of related Contracts) that obligates the Company or any of its Subsidiaries to make any capital commitment, loan or capital expenditure in an amount in excess of $50,000,000 in the aggregate after the date hereof; or

(viii)    any Contract containing change in control provisions that have involved, or would reasonably be expected to involve, aggregate payments by the Company and its Subsidiaries in excess of (or a loss of benefits with an aggregate value in excess of) $50,000,000 during the year ended December 31, 2012 or the year ending December 31, 2013.

Each contract of the type described in clauses (i) through (viii) is referred to herein as a “Material Contract.”

(b)      Each Material Contract is valid and binding on the Company and/or its Subsidiaries to the extent the Company and/or such Subsidiary is a party thereto, as applicable, and to the knowledge of the Company, each other party thereto, and is in full force

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and effect and enforceable in accordance with its terms (subject to the Enforceability Exception). The Company and/or its Subsidiaries party thereto, as applicable, and, to the knowledge of the Company, each other party thereto, has performed in all material respects its obligations required to be performed by it under each Material Contract. There is no material default under any Material Contract by the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto, and no event or condition has occurred that (with or without notice or lapse of time, or both) would constitute a material default on the part of the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto under any such Material Contract, nor, to the knowledge of the Company, has the Company or any of its Subsidiaries received any notice of any such material default, event or condition. The Company has made available to Parent true and complete copies of all Material Contracts, including all amendments thereto.

Section 3.17  Insurance. The Company and its Subsidiaries are covered by valid and currently effective insurance policies issued in favor of the Company or one or more of its Subsidiaries that are customary and adequate for companies of similar size engaged in similar lines of business in which the Company or such Subsidiary operates. With respect to each material casualty, directors and officers liability, general liability, product liability or other type of insurance policy issued in favor of the Company or any of its Subsidiaries, or pursuant to which the Company or any of its Subsidiaries is a named insured or otherwise a beneficiary, (a) such policy is in full force and effect and all premiums due thereon have been paid, (b) neither the Company nor any of its Subsidiaries is in breach or default, and has not taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a breach or default, or would permit termination or modification of, any such policy and (c) to the knowledge of the Company, no insurer issuing any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation.

Section 3.18  Properties. With such exceptions as would not have had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse effect, the Company or one of its Subsidiaries has good title to, all of the real properties and tangible assets reflected in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2011 or acquired after December 31, 2011 (other than assets disposed of since December 31, 2011 in the ordinary course of business consistent with past practice), free and clear of all Liens other than (i) Liens for current Taxes and assessments that are not yet due or for Taxes that are being contested in good faith in appropriate proceedings and for which adequate reserves under GAAP have been established in the Company’s financial statements included in the Company SEC Documents, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of the Company or such Subsidiary consistent with past practice (iii) any such matters of record, Liens and other imperfections of title that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate in the business of the Company and its Subsidiaries as currently conducted and (iv) security interests created pursuant to any existing financing arrangements disclosed in the Company SEC Documents or set forth on Schedule 3.18 of the Company Disclosure Letter (“Permitted Liens”).

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Section 3.19  Intellectual Property. Except as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Patents, registered Marks, registered Copyrights, and domain names, and all applications for any of the foregoing, owned by or filed in the name of the Company or any of its Subsidiaries is in good standing before the Governmental Entity or other authority before which it is registered or pending and, to the knowledge of the Company, is valid and enforceable. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) to the knowledge of the Company, the business of the Company and its Subsidiaries as currently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property Right of any third party, (b) to the knowledge of the Company, no third party is infringing, misappropriating or violating any Intellectual Property Rights owned or used by the Company or any of its Subsidiaries, (c) the Company or one of its Subsidiaries owns, or is validly licensed or otherwise has the right to use, all Intellectual Property Rights used in their businesses as currently conducted (“Company Intellectual Property”), (d) neither the Company nor any of its Subsidiaries has received any written complaint, claim, demand or notice alleging that the Company or one of its Subsidiaries has infringed upon, misappropriated or otherwise violated any Intellectual Property rights of third parties (including any claim that the Company or any of its Subsidiaries must license or refrain from using any Intellectual Property Rights of any third party), and (e) the Company and its Subsidiaries take all reasonable steps to maintain and protect the Company Intellectual Property. Section 3.19 of the Company Disclosure Letter includes a true and complete list of the Patents and registered or applied-for Marks and Copyrights owned by the Company or any of its Subsidiaries.

Section 3.20  State Takeover Statutes. The Company Board has taken, and during the period from the date of this Agreement to the First Viper Effective Time, the Company Board will take, all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are not, and will not be, applicable to this Agreement, the First Viper Merger and the other transactions contemplated hereby. The Company Board (at a meeting duly called and held) has, to the extent necessary, adopted (and has not subsequently rescinded or modified in any way) a resolution having the effect of causing the Company not to be subject to any “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law (collectively, “Takeover Laws”) as such may apply to this Agreement, the First Viper Merger and the other transactions contemplated hereby. No other Takeover Laws are, or at the First Viper Effective Time will be, applicable to this Agreement, the Support Agreement, the First Viper Merger or any of the other transactions contemplated hereby.

Section 3.21  Rights Plan. The Company has taken all action necessary pursuant to the Rights Agreement to provide that neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, including the First Viper Merger, will result in (a) Parent, UK Holdco, any of the Merger Subs or any of their respective Affiliates or associates becoming an “Acquiring Person” or “Interested Stockholder” or (b) the occurrence of (i) a “Triggering Event”, (ii) a “Section 11(a)(ii) Event”, (iii) “Section 13 Event”, or (iv) “Shares Acquisition Date”, in each case as such terms are defined in the Rights Agreement.

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Section 3.22  Related Party Transactions. During the period commencing on the date of the Company’s last proxy statement filed with the SEC through the date of this Agreement, no event has occurred that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC.

Section 3.23  Certain Payments.

(a)      Neither the Company nor any of its Subsidiaries (nor, to the knowledge of the Company, any of their respective directors, officers, representatives, agents or employees) (i) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (iii) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, as amended, or the UK Bribery Act 2010, as amended, the OECD Convention on Combating Bribery of Foreign Public Officials or any similar Law of any other jurisdiction (iv) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (v) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

(b)      None of the Company or any of its Subsidiaries (nor, to the knowledge of the Company, any of their respective directors, officers, representatives, agents or employees) is currently sanctioned under any of the Sanctions Laws and Regulations or is located in a Covered Country.

(c)      Since January 1, 2007, there have been no Contracts or transactions between the Company, any of its Subsidiaries or any of their respective directors, officers or employees, on the one hand, and any Covered Country, any territory or Person sanctioned under any of the Sanctions Laws and Regulations or any Person in any Covered Country or any such territory, on the other hand, that was in violation of any of the Sanction Laws and Regulations applicable to the Company, any of its Subsidiaries or any such individual, in the absence of the Company or such Subsidiary or individual having received authorizing licenses from OFAC and any other Governmental Entity, as applicable, for such activities.

(d)      For purposes of this Agreement:

(i)      “Covered Countries” means Burma (Myanmar), Cuba, Iran, Somalia, Sudan, Syria and the Democratic People’s Republic of Korea (North Korea), and such other countries as are subject to Sanctions Laws and Regulations from time to time.

(ii)     “OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury.

(iii)    “Sanctions Laws and Regulations” means (A) any U.S. sanctions laws or regulations administered by OFAC, and (B) any other economic, military or other sanctions, including any export or trade control laws or regulations, of any Governmental Entity of the United States, the European Union, any member state of the European Union or any other applicable jurisdiction.

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Section 3.24  Brokers. No broker, investment banker or financial advisor, other than Goldman, Sachs & Co. and J.P. Morgan Securities LLC (the “Company Financial Advisors”), the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates.

Section 3.25  Opinion of Company Financial Advisors. The Company Board has received the oral opinions (to be confirmed in writing) of (a) Goldman, Sachs & Co. to the effect that, as of the date hereof, and subject to the assumptions, limitations and qualifications set forth therein, the Company Merger Consideration to be paid to holders (other than Parent and its affiliates) of shares of Company Common Stock pursuant hereto is fair from a financial point of view to such holders and (b) J.P. Morgan Securities LLC to the effect that, as of the date hereof, and subject to the assumptions, limitations and qualifications set forth therein, the Company Merger Consideration to be paid to holders of shares of Company Common Stock is fair, from a financial point of view, to such holders. A true and complete copy of the signed, written opinions of the Company Financial Advisors will promptly be made available to Parent for informational purposes only.

Section 3.26  No Other Representations.

(a)      Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by the Company in this Article III, neither the Company nor any other Person makes or has made any representation or warranty to Parent or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to the Company or any of its Subsidiaries or their respective businesses or operations, or (ii) any oral or written information presented to Parent or any of its Affiliates or Representatives in the course of its due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)      Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that none of Parent, UK Holdco, any of the Merger Subs or any other Person has made or is making any representations or warranties whatsoever, express or implied, beyond those expressly given by Parent, UK Holdco and the Merger Subs in Article IV hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to the Company or any of its Affiliates or Representatives.

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ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

PARENT, UK HOLDCO AND THE MERGER SUBS

Parent, UK Holdco and each of the Merger Subs represent and warrant to the Company as follows (it being understood that each representation and warranty contained in this Article IV is subject to: (a) the exceptions and disclosures set forth in the corresponding section or subsection of the disclosure letter delivered by Parent to the Company contemporaneously with the execution of this Agreement (the “Parent Disclosure Letter”), (b) any exception or disclosure set forth in any other section or subsection of the Parent Disclosure Letter to the extent it is reasonably apparent from the face of such exception or disclosure that such exception or disclosure would qualify such representation and warranty, and (c) any information set forth in the Parent SEC Documents filed or furnished on the SEC’s EDGAR database on or after January 1, 2012 and publicly available at least five (5) Business Days prior to the date of this Agreement (other than (i) information set forth therein under the headings “Risk Factors” or “Forward-Looking Statements” or a similar heading, (ii) included in a disclaimer under a heading referencing the Private Securities Litigation Reform Act of 1995 and (iii) any other information set forth therein that is predictive or forward-looking in nature) to the extent it is reasonably apparent from the face of such information that such information would qualify such representation and warranty; provided, however, that the disclosures in the Parent SEC Documents shall not be deemed to qualify any representation or warranty made in Section 4.2:

Section 4.1    Organization, Standing and Power.

(a)      Each of Parent, UK Holdco, each of the Merger Subs, and each of Parent’s other Subsidiaries (i) is an entity duly organized, validly existing and (to the extent such concept is applicable) in good standing under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business as a foreign entity and (to the extent such concept is applicable) is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clause (iii) and, as they relate to Subsidiaries, in the case of clauses (i) and (ii), where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)      Parent has made available to the Company true and complete copies of Parent’s certificate of incorporation (the “Parent Charter”) and bylaws (the “Parent Bylaws”), in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. Parent is not in violation of any provision of the Parent Charter or Parent Bylaws.

(c)      Parent has made available to the Company true and complete copies of the certificates of formation or similar organizational documents of UK Holdco and each of the Merger Subs, in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect.

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Section 4.2    Capital Stock.

(a)      The authorized capital stock of Parent consists of 1,100,000,000 shares of capital stock divided into the following classes and series: (i) 500,000,000 shares of common stock, par value $0.01 per share, designated as Series A Common Stock (the “Series A Parent Common Stock”), (ii) 50,000,000 shares of common stock, par value $0.01 per share, designated as Series B Common Stock (the “Series B Parent Common Stock”), (iii) 500,000,000 shares of common stock, par value $0.01 per share, designated as Series C Common Stock (the “Series C Parent Common Stock”), and (iv) 50,000,000 shares of preferred stock, par value $0.01 per share (the “Parent Preferred Stock”). As of the close of business on February 1, 2013 (the “Parent Measurement Date”), (i) 257,016,200 shares of Parent Common Stock (excluding treasury shares) were issued and outstanding, of which (1) 141,441,916 shares of Series A Parent Common Stock (excluding treasury shares) were issued and outstanding, including outstanding shares of restricted stock, (2) 10,191,436 shares of Series B Parent Common Stock (excluding treasury shares) were issued and outstanding and (3) 105,382,848 shares of Series C Parent Common Stock (excluding treasury shares) were issued and outstanding, including outstanding shares of restricted stock, (ii) no shares of Parent Common Stock were held by Parent in its treasury, (iii) no shares of Parent Preferred Stock were issued and outstanding and no shares of Parent Preferred Stock were held by Parent in its treasury, (iv) 9,117,193 shares of Parent Common Stock were reserved for issuance pursuant to all outstanding stock appreciation rights and awards of options to purchase 4,526,726 shares of Series A Parent Common Stock and 4,590,467 shares of Series C Parent Common Stock (collectively, the “Parent Options”) under the Parent Incentive Plans (with Series A Parent Common Stock and Series C Parent Common Stock each having a weighted average exercise or grant price set forth on Section 4.2(a) of the Parent Disclosure Letter), (v) there were outstanding awards of performance based and time based restricted share units in respect of 1,041,823 shares of Series A Parent Common Stock and 1,042,116 shares of Series C Parent Common Stock (together, “Parent Restricted Stock Awards”) under the Parent Incentive Plans. All outstanding shares of capital stock of Parent are, and all shares reserved for issuance will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Parent Charter, the Parent Bylaws or any Contract to which Parent is a party or is otherwise bound. Neither Parent nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other similar obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of Parent on any matter. Except as set forth in this Section 4.2(a) and except for changes since the close of business on the Parent Measurement Date resulting from the exercise, settlement or forfeiture of Parent Options or Parent Restricted Stock Awards which would reduce the number of Parent Options and Parent Restricted Stock Awards outstanding on the Parent Measurement Date by a corresponding amount, as of the date hereof, there are no outstanding (A) shares of capital stock or other voting securities or equity interests of Parent, (B) securities of Parent or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of Parent or other voting securities or equity interests of Parent, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of Parent or any of its Subsidiaries or other equity equivalent

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or equity-based awards or rights, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from Parent or any of its Subsidiaries, or obligations of Parent or any of its Subsidiaries to issue, any shares of capital stock of Parent, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of Parent or rights or interests described in the preceding clause (C), or (E) obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities.

(b)      Other than the Support Agreement, there are no stockholder agreements, voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other voting securities or equity interests of Parent.

(c)      As of the date hereof, Parent owns 100% of the issued and outstanding ownership interests in Lynx Merger Sub 1, and, as of the Closing Date, UK Holdco will own 100% of the issued and outstanding equity interests in Lynx Merger Sub 1.

(d)      Lynx Merger Sub 1 owns 100% of the issued and outstanding ownership interests in Lynx Merger Sub 2.

(e)      UK Holdco owns 100% of the issued and outstanding equity interests in UK Midco, which, as of the date hereof, owns 100% of the issued and outstanding ownership interests in Viper Merger Sub 1, and, as of the Closing Date, will own 100% of the issued and outstanding equity interests in Viper Merger Sub 1.

(f)      Viper Merger Sub 1 owns 100% of the issued and outstanding ownership interests in Viper Merger Sub 2.

(g)      As of the date hereof, Parent owns 100% of the ordinary shares of UK Holdco all of which are ordinary shares, par value £10.00 per share, designated as Class E Ordinary Shares. As of the Closing Date, the authorized share capital of UK Holdco will consist of ordinary shares divided into the following classes: (i) ordinary shares, par value $1.00 per share, designated as Class A Ordinary Shares (the “Series A Holdco Shares”), (ii) ordinary shares, par value $1.00 per share, designated as Class B Ordinary Shares (the “Series B Holdco Shares”), (iii) ordinary shares, par value $1.00 per share, designated as Class C Ordinary Shares (the “Series C Holdco Shares”), and (iv) ordinary shares, par value £10.00 per share, designated as Class E Ordinary Shares (the “Series E Holdco Shares”). The Holdco Shares to be issued pursuant to the First Viper Merger and the First Lynx Merger will be duly authorized, validly issued and fully paid and not subject to any preemptive rights.

(h)      Neither Parent nor any of its Subsidiaries owns, beneficially or of record, any shares of Company Common Stock or Company Convertible Notes, has the right to acquire any Company Common Stock or Company Convertible Notes, or is party to any agreement, arrangement or understanding with any Person (other than this Agreement) with

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respect to the acquisition, holding, voting or disposition of any shares of Company Common Stock or Company Convertible Notes. For purposes of this Section 4.2(h), the term “beneficial ownership” shall have the meaning ascribed thereto in Rule 13d-3 of the Exchange Act.

Section 4.3    Subsidiaries. All outstanding shares of capital stock and other voting securities or equity interests of each Subsidiary of Parent have been duly authorized and validly issued, are fully paid, nonassessable (where relevant) and not subject to any preemptive rights. All outstanding shares of capital stock and other voting securities or equity interests of each such Subsidiary are owned by Parent or a wholly-owned Subsidiary of Parent, free and clear of all Liens, other than restrictions imposed by applicable securities laws. Neither Parent nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter with the holders of shares capital stock or other equity interests of any Subsidiary of Parent. There are no outstanding (a) shares of capital stock or other voting securities or equity interests of any Subsidiary of Parent (other than shares of capital stock or other voting securities or equity interests owned by Parent or a wholly-owned Subsidiary of Parent), (b) securities of Parent or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of any Subsidiary of Parent or other voting securities or equity interests of any Subsidiary of Parent, (c) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from Parent or any of its Subsidiaries, or obligations of Parent or any of its Subsidiaries to issue, any shares of capital stock of any Subsidiary of Parent, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of any Subsidiary of Parent, or (d) obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other voting securities or equity interests of any Subsidiary of Parent. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, as of the date hereof, Parent does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is it under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person.

Section 4.4    Authority.

(a)      Each of Parent, UK Holdco and each of the Merger Subs has all necessary corporate or similar power and authority, to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, including the Mergers, subject to receipt of the Parent Stockholder Approval. The execution, delivery and performance of this Agreement by Parent, UK Holdco and each of the Merger Subs and the consummation by Parent, UK Holdco and each of the Merger Subs of the

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transactions contemplated hereby, including the Mergers, have been duly authorized by all necessary corporate or similar action on the part of Parent, UK Holdco and each of the Merger Subs, as applicable, and no other corporate or similar proceedings on the part of Parent, UK Holdco or any of the Merger Subs are necessary to approve this Agreement or to consummate the Mergers and the other transactions contemplated hereby, other than (i) the Merger Sub Corporate Approvals; (ii) the approval of the issuance of the shares of Holdco Shares included in the Company Merger Consideration and the Parent Merger Consideration (the “Holdco Share Issuance”) by a majority of votes cast on a proposal to approve such issuance; (iii) in the case of the consummation of the First Lynx Merger, the adoption and approval of this Agreement by the holders of at least a majority of the voting power of the outstanding shares of Parent Common Stock entitled to vote thereon, voting together as a single class ((ii) and (iii) collectively, the “Parent Stockholder Approval”); (iv) the adoption and approval of this Agreement by (A) Parent in its capacity as the sole member of Lynx Merger Sub 1, (B) Lynx Merger Sub 1 in its capacity as the sole member of Lynx Merger Sub 2, (C) UK Midco in its capacity as the sole member Viper Merger Sub 1 and (D) Viper Merger Sub 1 in its capacity as the sole member of Viper Merger Sub 2 (subsections (A), (B), (C) and (D), collectively, the “Merger Sub Approvals”), which Parent shall cause to be effected promptly after the execution of this Agreement; and (v) Parent in its capacity as the sole shareholder of UK Holdco (the “UK Holdco Shareholder Approval”). Holders of Series C Parent Common Stock are not entitled to vote on the Holdco Share Issuance or the adoption and approval of this Agreement. This Agreement has been duly executed and delivered by Parent, UK Holdco and each of the Merger Subs and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of each of Parent, UK Holdco and each of the Merger Subs, enforceable against each of Parent, UK Holdco and each of the Merger Subs in accordance with its terms (subject to the Enforceability Exception).

(b)      The board of directors of Parent (the “Parent Board”), at a meeting duly called and held, unanimously adopted resolutions (i) determining that the terms of this Agreement and the other transactions contemplated hereby are fair to and in the best interests of Parent’s stockholders and in favor of the entry into this Agreement, (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Mergers, (iii) directing that the Holdco Share Issuance and this Agreement be submitted to the stockholders of Parent for adoption and approval, and (iv) resolving to recommend that Parent’s stockholders vote in favor of the approval of the Holdco Share Issuance and the approval and adoption of this Agreement and the transactions contemplated hereby, including the First Lynx Merger (“Parent Board Recommendation”), which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 5.3.

(c)      The Parent Stockholder Approval is the only vote of the holders of any class or series of Parent’s capital stock or other securities required in connection with the consummation of the Holdco Share Issuance, the First Lynx Merger and the other transactions contemplated hereby. No vote of the holders of any class or series of Parent’s capital stock or other securities is required in connection with the consummation of any of the transactions contemplated hereby to be consummated by Parent other than the vote on the Holdco Share Issuance and the First Lynx Merger.

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(d)      The sole member of each of the Merger Subs, by duly executed written consent, adopted resolutions for each of the Merger Subs approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Mergers.

(e)      The Merger Sub Approvals and the Merger Sub Corporate Approvals are the only consent of the holders of any class or series of each of the Merger Subs’ capital stock, membership interests or other securities required in connection with the consummation of the Mergers and the other transactions contemplated hereby. No consent of the holders of any class or series of any of the Merger Subs’ capital stock, membership interests or other securities is required in connection with the consummation of any of the transactions contemplated hereby to be consummated by the Merger Subs other than the Mergers.

(f)      The Board of Directors of UK Holdco, by duly executed written consent, adopted resolutions (i) determining that the terms of this Agreement, the Mergers and the other transactions contemplated hereby are in the best interests of UK Holdco’s sole shareholder, (ii) approving this Agreement and the transactions contemplated hereby, including the Mergers, (iii) directing that this Agreement be submitted to Parent, as UK Holdco’s sole shareholder, for adoption and approval and (iv) resolving to recommend that Parent, as UK Holdco’s sole shareholder, vote in favor of the adoption and approval of this Agreement and the transactions contemplated hereby, including the Mergers, which resolutions have not been subsequently rescinded, modified or withdrawn in any way.

(g)      The UK Holdco Shareholder Approval is the only vote of the holders of any class or series of UK Holdco’s shares or other securities required in connection with the consummation of the Mergers and the other transactions contemplated hereby. No vote of the holders of any class or series of UK Holdco’s shares or other securities is required in connection with the consummation of any of the transactions contemplated hereby to be consummated by UK Holdco other than the Mergers.

Section 4.5    No Conflict; Consents and Approvals.

(a)      The execution, delivery and performance of this Agreement by each of Parent, UK Holdco and each of the Merger Subs does not, and the consummation of the Mergers and the other transactions contemplated hereby and compliance by each of Parent, UK Holdco and each of the Merger Subs with the provisions hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien in or upon any of the properties, assets or rights of Parent or any of its Subsidiaries, including UK Holdco and each of the Merger Subs, under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the Parent Charter or Parent Bylaws, or the articles of association, certificate of incorporation or bylaws (or similar organizational documents) of UK Holdco or any of the Merger Subs, (ii) the certificate of incorporation or bylaws (or similar organizational documents) of any other Subsidiary of

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Parent, (iii) any Contract to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or any of their respective properties or assets may be bound or (iv) subject to the governmental and regulatory filings and other matters referred to in Section 4.5(b), any Law or any rule or regulation of Nasdaq, the UK Financial Services Authority or the London Stock Exchange applicable to Parent or any of its Subsidiaries or by which Parent or any of its Subsidiaries or any of their respective properties or assets may be bound, except in the cases of clauses (ii), (iii) and (iv) above for any such conflicts, violations, breaches, defaults or other occurrences that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)      No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any Governmental Entity is required by or with respect to Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by Parent, UK Holdco and each of the Merger Subs or the consummation by Parent, UK Holdco and each of the Merger Subs of the Mergers and the other transactions contemplated hereby or compliance with the provisions hereof, except for (i) the notification under the EUMR, (ii) such consents, approvals, orders, authorizations, registrations, declarations, filing and notices required to be made or obtained under any Antitrust Laws, (iii) such filings and reports as may be required pursuant to the applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities Laws and “blue sky” Laws, (iv) the filing of the First Viper Certificate of Merger, the Second Viper Certificate of Merger, the First Lynx Certificate of Merger and the Second Lynx Certificate of Merger with the Delaware Secretary of State as required by the DGCL and/or the DLLCA, as applicable, and appropriate documents with the relevant authorities of other states or jurisdictions in which Parent is qualified to do business, (v) any filings and approvals required under the rules and regulations of Nasdaq, the UK Financial Services Authority or the London Stock Exchange, (vi) any notices to, or consents, waivers or confirmations from any relevant Governmental Entity in connection with all licenses, franchises, agreements, permits, registrations or other authorizations granted by any Governmental Entity to Parent or any of its Subsidiaries, or which the Parent or any of its Subsidiaries takes benefit of, under the Communications Laws, including all certificates of compliance which are required to be issued by or filed with OFCOM or any other Governmental Entity (collectively, the “Parent License Consents”) and (vii) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. Neither the entering into of this Agreement nor the consummation of the transactions contemplated hereby shall require the consent, consultation with, or negotiations with any unions, works councils or employee representative bodies.

(c)      Section 4.5(c) of the Parent Disclosure Letter sets forth all material Parent License Consents other than those Parent License Consents that require only that notices be given in connection with this Agreement and the consummation of the Mergers and the other transactions contemplated hereby.

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Section 4.6    Public Reporting; Financial Statements.

(a)      Parent has filed with or furnished to the SEC on a timely basis, and has heretofore made available to the Company (or made publicly available on the SEC website), true and complete copies of all forms, reports, schedules, statements and other documents required to be filed with or furnished to the SEC by Parent since January 1, 2010 (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Parent SEC Documents”). Telenet Group Holding NV (“Telenet”) has filed or furnished any material form, report, statement, schedule or other document required to be filed with any stock exchange, self regulatory organization, or Governmental Entity that oversees public reporting obligations applicable to Telenet’s publicly traded securities on a timely basis, and has heretofore made available to the Company (or made publicly available on Telenet’s website), true and complete copies of all such forms, reports, schedules, statements and other documents required to be filed with or furnished to such stock exchange, self regulatory organization, or Governmental Entity by Telenet since January 1, 2010 (all such documents, together, with all exhibits and schedules thereto to the foregoing materials and all information incorporated therein, the “Telenet Documents”). As of their respective filing or furnished dates (or, if amended or superseded by a filing or a document furnished prior to the date of this Agreement, then on such filing or furnished date), the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, including, in each case, the rules and regulations promulgated thereunder, and the Telenet Documents complied in all material respects with all Laws applicable thereto and none of the Parent SEC Documents or the Telenet Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Parent is in compliance in all material respects with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Act, including, in each case, the rules and regulations thereunder. No Subsidiary of Parent is required to register its securities pursuant to the Exchange Act or is subject to the reporting requirements thereunder.

(b)      The financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents (the “Parent Financial Statements”) (i) have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), (ii) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (iii) present fairly in all material respects the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount).

(c)      Parent has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such

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disclosure controls and procedures are designed to ensure that information relating to Parent, including its consolidated Subsidiaries, required to be disclosed in Parent’s periodic and current reports under the Exchange Act, is made known to Parent’s management, including its principal executive and principal financial officers, or others performing similar functions, by others within those entities, as appropriate, to allow timely decisions regarding required disclosures as required under the Exchange Act. Parent’s management has evaluated, with the participation of Parent’s principal executive and principal financial officers, or persons performing similar functions, the effectiveness of Parent’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, their conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(d)      Parent and its Subsidiaries have established and maintain a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with GAAP which is sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the properties or assets of Parent and its Subsidiaries. Parent has disclosed, based on its most recent evaluation of Parent’s internal control over financial reporting prior to the date hereof, to Parent’s auditors and audit committee (A) any significant deficiencies and material weaknesses in the design or operation of Parent’s internal control over financial reporting which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.

(e)      Since January 1, 2010, (i) neither Parent nor any of its Subsidiaries, nor, to the knowledge of Parent, any director, officer, auditor or accountant of Parent or any of its Subsidiaries has received any material complaint, allegation, assertion or claim, whether written or oral, regarding the Parent’s or Telenet’s financial statements or accounting or auditing practices of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in improper accounting or auditing practices and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Parent Board or any committee thereof or to any director or officer of Parent or any of its Subsidiaries.

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(f)      As of the date hereof, there are no outstanding or unresolved comments in any comment letters received from the SEC staff with respect to the Parent SEC Documents. To the knowledge of Parent, as of the date hereof, none of the Parent SEC Documents is subject to ongoing review or outstanding SEC comment or investigation.

(g)      Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in Parent’s or such Subsidiary’s published financial statements or other Parent SEC Documents.

(h)      Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

Section 4.7    No Undisclosed Liabilities. Neither Parent nor any of its Subsidiaries has, or is subject to, any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, except (a) to the extent accrued or reserved against in the Parent Financial Statements, (b) obligations incurred in the ordinary course of business which do not result from a breach of Contract or violation of Law by Parent or any of its Subsidiaries and (c) for liabilities and obligations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.8    Certain Information. None of the information supplied or to be supplied in writing by or on behalf of Parent, UK Holdco or any of the Merger Subs specifically for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 is filed with the SEC, at the time of any amendment or supplement thereto and at the time it (or any post-effective amendment or supplement) becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. None of the information supplied or to be supplied in writing by or on behalf of Parent, UK Holdco or any of the Merger Subs specifically for inclusion or incorporation by reference in the Joint Proxy Statement will, at the time it is mailed to the Company’s stockholders and Parent’s stockholders or at the time of the Company Stockholders Meeting or the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 will comply as to form in all material respects with the provisions of the Exchange Act (i) at the time it is mailed to the Company’s stockholders and Parent’s stockholders and (ii) at the time of the Company

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Stockholders Meeting and the Parent Stockholders Meeting. The representations and warranties contained in this Section 4.8 do not and will not apply to statements included in the Form S-4 or the Joint Proxy Statement based on information supplied by or on behalf of the Company specifically for inclusion or incorporation by reference therein.

Section 4.9    Absence of Certain Changes or Events. Since December 31, 2011, (a) other than in connection with the negotiation, execution, delivery and performance of this Agreement, Parent and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course consistent with past practice, (b) none of Parent or any of its Subsidiaries has taken any action (or omitted to take any action) that, if taken (or omitted to be taken) after the date hereof without the consent of the Company, would have constituted a breach of any of the covenants set forth in clauses (i), (iii), (iv), (vi) or (vii) of Section 5.1(b), and (c) there have not been any adverse changes, events or developments or prospective adverse changes, events or developments that, individually or in the aggregate, have had or would reasonably be expected to have a Parent Material Adverse Effect.

Section 4.10   Litigation. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no Action pending or, to the knowledge of Parent, threatened in writing against or affecting Parent or any of its Subsidiaries, or, to the knowledge of Parent, any of their respective properties or assets, or any present or former officer, director or employee of Parent or any of its Subsidiaries in such individual’s capacity as such. Neither Parent nor any of its Subsidiaries nor any of their respective material properties or material assets is subject to any outstanding judgments, orders, injunctions, rulings or decrees of any Governmental Entity other than any judgment, order, injunction, ruling or decree that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. As of the date hereof, there is no Action pending or, to the knowledge of Parent, threatened seeking to prevent, hinder, modify, delay or challenge the Mergers or any of the other transactions contemplated by this Agreement. To the knowledge of Parent, neither Parent nor any of its Subsidiaries has received written notice of any claim for indemnification or for collection under any guarantee which would reasonably be expected to result in payments in excess of $100,000,000 after the date hereof, nor, to the knowledge of Parent, is any such claim threatened.

Section 4.11   Compliance with Laws; Permits.

(a)     Parent and each of its Subsidiaries are and have been in compliance with all Laws applicable to their businesses, operations, properties or assets, except where any non-compliance, individually or the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. None of Parent or any of its Subsidiaries has received, since January 1, 2011, a notice or other written communication from any Governmental Entity or other Person alleging or relating to a possible material violation of any Law applicable to their businesses, operations, properties or assets and that would have a material impact on Parent and its Subsidiaries, taken as a whole.

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(b)     Parent and each of its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications, registrations and orders of any Governmental Entity, and all rights under any Contract with any Governmental Entity, necessary for the conduct of its business as such business is currently being conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent, all Parent Permits are valid and in full force and effect, except where the failure to be in full force and effect has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and each of its Subsidiaries is, and each of their respective businesses as being conducted is, in compliance in all respects with the terms and requirements of such Parent Permits, except where the failure to be in compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There are no Actions pending or, to Parent’s knowledge, threatened in writing, that seek the revocation, cancellation or adverse modification of any Parent Permit, except where such revocation, cancellation or adverse modification would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.12   Benefit Plans.

(a)     Section 4.12(a) of the Parent Disclosure Letter sets forth, as of the date hereof, a true and complete list of each material “employee benefit plan” (within the meaning of Section 3(3) of ERISA) whether or not subject to ERISA, and all material stock purchase, stock option, phantom stock or other equity-based plans, severance, employment, collective bargaining, change-in-control, retention, fringe benefit, bonus, incentive, deferred compensation and all other material employee benefit and compensation plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, under which any current or former employee, director or consultant of Parent or its Subsidiaries (or any of their dependents) has any right to compensation or benefits or Parent or its Subsidiaries has any liability or with respect to which it is otherwise bound. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Parent Plans.” With respect to each Parent Plan, Parent has furnished or made available to the Company a current, accurate and complete copy thereof (or standard form of employment terms, in the case of employment agreements) including copies of any planned or proposed amendments whether or not communicated to plan fiduciaries, trustees or employees and, to the extent applicable: (i) any related trust agreement, any funding instrument and agreements with investment managers, (ii) the most recent approval or determination letter from the applicable Governmental Entity in respect of any Parent Plan that is required to be registered with a Governmental Entity or is intended to qualify for preferred Tax status, (iii) any summary plan description and other material written communications by Parent or its Subsidiaries to their employees concerning the extent of the benefits provided under a Parent Plan and (iv) for the most recent plan year (A) any informational, Tax or substantially similar filing to a Governmental Entity required with respect to such Parent Plan and all attached schedules or equivalent forms and/or reports, (B) audited financial statements and (C) actuarial valuation reports.

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(b)    Except as, individually or in the aggregate, has not and would not reasonably be expected to have a Parent Material Adverse Effect:

(i)      each Parent Plan has been established and administered in accordance with its terms and in compliance with the provisions of applicable Law, and in respect of any Parent Plan which is required to be funded all contributions required to be made under the terms of that Parent Plan have been timely made and in accordance with any agreed funding plan;

(ii)     each Parent Plan intended to be qualified for special or favorable Tax treatment or is required to be registered with a Governmental Entity under applicable Law, has received the requisite confirmation that it is so qualified for such favorable Tax treatment or is so registered, as applicable, and nothing has occurred since the date of any such confirmation that would reasonably be expected to cause the loss of such qualified or registered status of such Parent Plan;

(iii)    no Parent Plan is the subject of or named in any Action (including any investigation, audit or other administrative proceeding) by any Governmental Entity, including PBGC or the UK Pensions Regulator or by any plan participant or beneficiary pending, and to the knowledge of Parent, no Action is threatened, relating to the Parent Plans, any fiduciaries thereof with respect to their duties to the Parent Plans or the assets of any of the trusts under any of the Parent Plans (other than routine claims for benefits); and

(iv)    with respect to each Parent Plan currently or formerly maintained by Parent, a Subsidiary or any Controlled Group Member, and other than in respect of contributions or payments in the ordinary course, neither Parent nor any of its Subsidiaries has incurred, nor does it reasonably expect to incur, any liability to the Parent Plan or any Governmental Entity in connection with a Parent Plan.

(c)    Other than contributions to social security plans, neither Parent, nor any of its Subsidiaries nor Controlled Group Member contributes to or is required to contribute to, or within the last six (6) years has contributed to or been required to contribute to, or otherwise has any liability (including withdrawal liability) or could reasonably be expected to incur any liability with respect to, any employee benefit plan to which it is required to contribute under the terms of a collective bargaining agreement or similar arrangement, which employee benefit plan also applies to entities who are not Controlled Group Members, in each instance on a material basis.

(d)    Neither Parent nor any of its Subsidiaries has any material liability or contingent liability in respect of any defined benefit pension plan to which the United Kingdom Pensions Act 2004 applies.

(e)    None of the Parent Plans provides for a material increase in contributions, payment of a benefit, increase of a benefit amount, payment of a contingent benefit or acceleration of the payment or vesting of a benefit determined or occasioned, in whole or in part, by reason of the approval or execution of this Agreement or the approval or consummation of the Merger or any of the other transactions contemplated hereby.

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(f)      No Parent Participant is entitled to a material gross-up, make-whole or other additional payment from the Parent or any of its Subsidiaries in respect of any Tax (including Federal, state, local or foreign income, excise or other Taxes (including Taxes imposed under Section 409A or 4999 of the Code)) or interest or penalty related thereto.

(g)      Neither the Parent nor any of its Subsidiaries has made any payment or payments, or is obligated to make any payment or payments, that, in connection with the transactions contemplated by this Agreement (either alone or in combination with any other event), could result in the payment of any “excess parachute payment” (as defined in Section 280G of the Code or any similar provision of applicable Law).

(h)      Except as, individually or in the aggregate, has not and would not reasonably be expected to have a Parent Material Adverse Effect, neither the Parent nor any of its Subsidiaries has classified any individual as an “independent contractor” or of similar status who, pursuant to the terms of applicable Law or a Parent Plan, should have been classified as an “employee” or of similar status.

(i)      For purposes of this Agreement, “Parent Participant” shall mean current or former director, officer, employee, contractor or consultant of Parent or any of its Subsidiaries.

Section 4.13  Labor Matters.

(a)      Parent and its Subsidiaries are and have been in compliance with all applicable Laws relating to labor and employment, including those relating to wages, hours, collective bargaining, unemployment compensation, workers compensation, equal employment opportunity, discrimination, immigration control, employee classification, information privacy and security, payment and withholding of Taxes, except where any non-compliance, individually or the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Since January 1, 2011, there has not been any, and there is no material pending or, to the knowledge of Parent, threatened, labor dispute, work stoppage, labor strike or lockout against Parent or any of its Subsidiaries by employees.

(b)      There are no (i) material unfair labor practice charges or complaints against Parent or any of its Subsidiaries pending before any other labor relations tribunal or authority and to the knowledge of Parent no such charges or complaints are threatened, (ii) representation claims or petitions pending before any labor relations tribunal or authority or (iii) grievances or pending arbitration proceedings against Parent or any of its Subsidiaries reasonably likely to result in a material liability to Parent or any of its Subsidiaries that arose out of or under any collective bargaining agreement. There are no current material severance or reduction in force programs in operation to reduce workforce numbers at the Parent or any Subsidiary which would require notification to employee representatives and/or to a Governmental Entity under applicable Law or which could require the implementation of a severance or social plan.

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(c)      Section 4.13(c) of the Parent Disclosure Letter sets forth as of the date hereof a true and complete list of the employment agreements in respect of each executive officer of Parent where that officer’s basic annual salary exceeds $350,000.

Section 4.14  Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) Parent and each of its Subsidiaries (i) are, and since January 1, 2008 have been, in compliance in all respects with all applicable Environmental Laws and (ii) have obtained or applied for all Environmental Permits necessary for their operations as currently conducted, each of which are valid and in good standing, and have timely made all appropriate filings for issuance or renewal of such Environmental Permits; (b) there have been no Releases of any Hazardous Materials at any real property currently owned, leased, operated or controlled by Parent or any of its Subsidiaries or, to the knowledge of Parent, at any real property formerly owned, leased, operated or controlled by Parent or any of its Subsidiaries, that are reasonably likely to form the basis of any Environmental Claim against Parent or any of its Subsidiaries or impose liability or other obligations on Parent or any of its Subsidiaries under any Environmental Laws for any investigation, corrective action, remediation or monitoring with respect to such Releases; (c) there are no Environmental Claims pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries; (d) neither Parent nor any of its Subsidiaries is party to any agreement, order, judgment, or decree by or with any Governmental Entity or third party imposing any liability or obligation on Parent or any Subsidiary under any Environmental Law; (e) neither Parent nor any of its Subsidiaries has retained or assumed, either contractually or by operation of Law, any liability or obligation that could reasonably be expected to form the basis of any Environmental Claim, or any liability under any Environmental Law, against the Parent or any of its Subsidiaries; and (f) to the knowledge of Parent there are no past or present conditions, events, circumstances, facts, activities, practices, incidents, actions, omissions or plans that may (i) interfere with or prevent continued compliance by Parent or its Subsidiaries with Environmental Laws or (ii) give rise to any liability or other obligation under any Environmental Laws.

Section 4.15   Taxes.

(a)      Parent and each of its Subsidiaries have (i) timely filed all material Tax Returns required to be filed (taking into account any valid extensions of time to file) and all such Tax Returns are true, correct and complete in all material respects; and (ii) timely paid all material Taxes due and owing by Parent and each of its Subsidiaries (whether or not shown on any Tax Return), other than material Taxes that are not yet due or material Taxes that are being contested in good faith in appropriate proceedings and for which adequate reserves under GAAP have been established in Parent’s financial statements.

(b)      No material Tax Return of Parent or any of its Subsidiaries is under audit or examination by any Governmental Entity, and no written notice of such an audit or examination has been received by Parent or any of its Subsidiaries. No deficiencies for any material amount of Taxes have been proposed, asserted or assessed against Parent or any of its Subsidiaries that have yet to be settled or paid. There are no outstanding waivers of any

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limitation periods or agreements providing for an extension of time for the filing of any material Tax Return, the assessment or collection of any income or similar Tax or a material amount of other Taxes by any relevant taxing authority or the payment of any income or similar Tax or a material amount of other Taxes by Parent or any of its Subsidiaries (other than any extensions of time to file Tax Returns obtained in the ordinary course consistent with past practice). No other procedure, proceeding or contest of any refund or deficiency in respect of any material amount of Taxes is pending in or on appeal from any Governmental Entity.

(c)    Parent and each of its Subsidiaries have complied in all material respects with all applicable Laws relating to the withholding, collection and remittance of Taxes and other deductions required to be withheld.

(d)    No written claim has been made by any Governmental Entity within the last six (6) years in a jurisdiction where either Parent or any of its Subsidiaries has not filed Tax Returns indicating that Parent or such Subsidiary is or may be subject to any Taxation with respect to income or similar Taxes or subject to a material amount of other Taxes in such jurisdiction.

(e)    There are no material Liens relating to or attributable to Taxes on the assets of Parent or any of its Subsidiaries, other than Parent Permitted Liens.

(f)      Neither Parent nor any of its Subsidiaries (i) is a party to or is otherwise bound by any material Tax sharing, allocation or indemnification agreement or arrangement (other than agreements among Parent and its Subsidiaries and other than customary Tax indemnifications contained in credit or other commercial agreements the primary purpose of which does not relate to taxes); or (ii) has any liability for Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise.

(g)    Parent is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code, nor has it been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(i) of the Code.

(h)    Neither Parent nor any of its Subsidiaries has participated in a listed transaction within the meaning of Section 6011 of the Code or Treasury Regulations Section 1.6011-4(b) or any arrangements which have been or are required to be disclosed pursuant to Part 7 of the U.K. Finance Act 2004 (or any similar provision of state, local or foreign Law).

(i)    Neither Parent nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code within the past three (3) years. Neither Parent nor any of its Subsidiaries has, within the past six (6) years, (i) been engaged

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in, or been party to, any of the transactions set out in Chapter 5 of Part 23 of the U.K. Corporation Tax Act 2010, or (ii) made or received a chargeable payment as defined in section 1086 of that Act.

Section 4.16   Contracts.

(a)      Section 4.16(a) of the Parent Disclosure Letter sets forth, as of the date hereof, a true and complete list of each of the following types of Contracts to which Parent or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound:

(i)      any Contract that would be required to be filed by Parent as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by Parent under Item 1.01 on a Current Report on Form 8-K;

(ii)     any Contract with respect to the formation, creation, operation, management or control of any material joint venture, partnership, limited liability or other similar agreement or arrangement, including any Contract which could require Parent or any of its Subsidiaries to make a capital contribution to, or provide financing or funding to, any joint venture, partnership, limited liability or other similar agreement or arrangement in excess of $100,000,000 in the aggregate after the date hereof;

(iii)     any Contract (or series of related Contracts) pursuant to which Parent or any Subsidiary has continuing “earn-out” or similar obligations that could result in payments in excess of $100,000,000 in the aggregate;

(iv)    any Contract (or series of related Contracts) that obligates Parent or any of its Subsidiaries to make any capital commitment, loan or capital expenditure in an amount in excess of $100,000,000 in the aggregate after the date hereof;

(v)     any Contract containing change in control provisions that have involved, or would reasonably be expected to involve, aggregate payments by Parent and its Subsidiaries in excess of (or a loss of benefits with an aggregate value in excess of) $100,000,000 during the year ended December 31, 2012 or the year ending December 31, 2013;

(vi)    any Contract relating to vendor financing programs or arrangements involving amounts in excess of $100,000,000 in the aggregate for any program, arrangement or series of related programs or arrangements; or

(vii)    any Contract (or series of related Contracts) involving the acquisition or disposition after the date hereof, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests for aggregate consideration (in one or a series of transactions) under such Contract(s) of $100,000,000 or more in the aggregate (other than Contracts involving the supply of goods or services in the ordinary course of business consistent with past practice).

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Each contract of the type described in clauses (i) through (vii) is referred to herein as a “Parent Material Contract.”

(b)      Each Parent Material Contract is valid and binding on Parent and/or its Subsidiaries to the extent Parent and/or such Subsidiary is a party thereto, as applicable, and to the knowledge of Parent, each other party thereto, and is in full force and effect and enforceable in accordance with its terms (subject to the Enforceability Exception). Parent and/or its Subsidiaries party thereto, as applicable, and, to the knowledge of Parent, each other party thereto, has performed in all material respects its obligations required to be performed by it under each Parent Material Contract. There is no material default under any Parent Material Contract by Parent or any of its Subsidiaries or, to the knowledge of Parent, any other party thereto, and no event or condition has occurred that (with or without notice or lapse of time, or both) would constitute a material default on the part of Parent or any of its Subsidiaries or, to the knowledge of Parent, any other party thereto under any such Parent Material Contract, nor, to the knowledge of Parent, has Parent or any of its Subsidiaries received any notice of any such material default, event or condition. Parent has made available to the Company true and complete copies of all Parent Material Contracts, including all amendments thereto.

Section 4.17  Insurance. Parent and its Subsidiaries are covered by valid and currently effective insurance policies issued in favor of Parent or one or more of its Subsidiaries that are customary and adequate for companies of similar size engaged in similar lines of business in which Parent or such Subsidiary operates. With respect to each material casualty, directors and officers liability, general liability, product liability or other type of insurance policy issued in favor of Parent or any of its Subsidiaries, or pursuant to which Parent or any of its Subsidiaries is a named insured or otherwise a beneficiary, (a) such policy is in full force and effect and all premiums due thereon have been paid, (b) neither Parent nor any of its Subsidiaries is in breach or default, and has not taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a breach or default, or would permit termination or modification of, any such policy and (c) to the knowledge of Parent, no insurer issuing any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation.

Section 4.18  Properties. With such exceptions as would not have had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent or one of its Subsidiaries has good title to, all of the real properties and tangible assets reflected in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2011 or acquired after December 31, 2011 (other than assets disposed of since December 31, 2011 in the ordinary course of business consistent with past practice), free and clear of all Liens other than (i) Liens for current Taxes and assessments that are not yet due or for Taxes that are being contested in good faith in appropriate proceedings and for which adequate reserves under GAAP have been established in Parent’s financial statements included in the Parent SEC Documents, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of Parent or such Subsidiary consistent with past practice, (iii) any such matters of record, Liens and other

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imperfections of title that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate in the business of Parent and its Subsidiaries as currently conducted and (iv) security interests created pursuant to any existing financing arrangements disclosed in the Parent SEC Documents or set forth on Section 4.18 of the Parent Disclosure Letter (“Parent Permitted Liens”).

Section 4.19  Intellectual Property. Except as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of the Patents, registered Marks, registered Copyrights, and domain names, and all applications for any of the foregoing, owned by or filed in the name of Parent or any of its Subsidiaries is in good standing before the Governmental Entity or other authority before which it is registered or pending and, to the knowledge of Parent, is valid and enforceable. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) to the knowledge of Parent the business of Parent and its Subsidiaries as currently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property Right of any third party, (b) to the knowledge of Parent, no third party is infringing, misappropriating or violating any Intellectual Property Rights owned or used by Parent or any of its Subsidiaries, (c) Parent or one of its Subsidiaries owns, or is validly licensed or otherwise has the right to use, all Intellectual Property Rights used in their businesses as currently conducted (“Parent Intellectual Property”), (d) neither Parent nor any of its Subsidiaries has received any written complaint, claim, demand or notice alleging that Parent or one of its Subsidiaries has infringed upon, misappropriated or otherwise violated any Intellectual Property Rights of third parties (including any claim that Parent or any of its Subsidiaries must license or refrain from using any Intellectual Property rights of any third party), and (e) Parent and its Subsidiaries take all reasonable steps to maintain and protect the Parent Intellectual Property. Section 4.19 of the Parent Disclosure Letter includes a true and complete list of the registered or applied-for Marks, Patents and Copyrights owned by Parent or any of its Subsidiaries.

Section 4.20  Related Party Transactions. During the period commencing on the date of Parent’s last proxy statement filed with the SEC through the date of this Agreement, no event has occurred that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K promulgated by the SEC.

Section 4.21  Certain Payments.

(a)     Neither Parent nor any of its Subsidiaries (nor, to the knowledge of Parent, any of their respective directors, officers, representatives, agents or employees) (i) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (iii) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, as amended, or the UK Bribery Act 2010, as amended, the OECD Convention on Combating Bribery of Foreign Public Officials or any similar Law of any other jurisdiction (iv) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (v) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

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(b)     None of Parent or any of its Subsidiaries (nor, to the knowledge of Parent, any of their respective directors, officers, representatives, agents or employees) is currently sanctioned under any of the Sanctions Laws and Regulations or is located in a Covered Country.

(c)     Since January 1, 2007, there have been no Contracts or transactions between Parent, any of its Subsidiaries or any of their respective directors, officers or employees, on the one hand, and any Covered Country, any territory or Person sanctioned under any of the Sanctions Laws and Regulations or any Person in any Covered Country or any such territory, on the other hand, that was in violation of any of the Sanction Laws and Regulations applicable to Parent, any of its Subsidiaries or any such individual, in the absence of Parent or such Subsidiary or individual having received authorizing licenses from OFAC and any other Governmental Entity, as applicable, for such activities.

Section 4.22  Sufficient Funds; Reserved Shares. UK Holdco and its Subsidiaries will have available to them at the First Viper Effective Time, (a) sufficient cash and other sources of immediately available funds and (b) sufficient Holdco Shares reserved for issuance, to consummate the transactions contemplated hereby, including payment of the aggregate Company Merger Consideration and the aggregate Parent Merger Consideration, any dividends or distributions payable pursuant to Section 2.8(e) and any cash in lieu of fractional Holdco Shares payable pursuant to Section 2.8(g).

Section 4.23  Brokers. No broker, investment banker or financial advisor, other than LionTree Advisors LLC and Credit Suisse Securities (USA) LLC (the “Parent Financial Advisors”), the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Affiliates.

Section 4.24  Opinions of Parent Financial Advisors. The Parent Board has received the oral opinions (to be confirmed in writing) of the Parent Financial Advisors to the effect that, as of the date hereof, and subject to the assumptions, limitations and qualifications set forth therein, the Company Merger Consideration is fair, from a financial point of view, to Parent. A true and complete copy of the signed, written opinions of the Parent Financial Advisors will promptly be made available to the Company for informational purposes only.

Section 4.25  UK Holdco; Merger Subs. Each of the Merger Subs was formed, and each of UK Holdco and UK Midco was formed, solely for the purpose of engaging in the Mergers and the related transactions pursuant to this Agreement and none of UK Holdco, UK Midco or any of the Merger Subs has engaged in any business other than in connection with the Mergers and related transactions pursuant to this Agreement.

Section 4.26  Financing.

(a)      Parent has provided the Company with true and complete copies of the fully executed commitment letters or other financing agreements (the “Definitive Financing

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Agreements”), dated as of the date hereof, by and among the parties named therein (collectively, and together with the exhibits, schedules, annexes and amendments thereto in effect as of the date hereof, the “Financing Commitments” and the initial purchasers and lenders party thereto, the “Financing Parties”), pursuant to which such Financing Parties have agreed, subject to and on the terms and conditions set forth therein, to lend or otherwise provide the principal amounts of indebtedness set forth therein (the “Debt Financing”) to the parties specified therein to (A) finance a portion of the payment of the Cash Consideration, (B) refinance (the “Proposed Refinancing”) the indebtedness of the Company and its subsidiaries listed on Section 4.26(a) of the Parent Disclosure Letter (the “Scheduled Indebtedness”), and (C) finance the payment of fees, expenses, accrued interest and premiums, as applicable, related to the provision of the Debt Financing or the refinancing of the Scheduled Indebtedness. Other than the Definitive Financing Agreements, there are no side letters or other agreements, contracts or arrangements relating to the Debt Financing, including any that could affect the availability of the Debt Financing, except for agreements between Parent, UK Holdco or any of the Merger Subs and the Company or a subsidiary of the Company, to which Parent, UK Holdco, any of the Merger Subs or any of their Affiliates is a party.

(b)     Except as expressly set forth in the Definitive Financing Agreements, there are no conditions precedent to the obligations of the Financing Parties to make the Debt Financing available to the parties specified therein on the terms contained therein or any contingencies that would permit the Financing Parties to reduce the total amount of the Debt Financing. As of the date of this Agreement, none of Parent, UK Holdco or any of the Merger Subs has reason to believe that either Parent or Merger Sub will be unable to satisfy on a timely basis any term or condition of the Financing Commitments required to be satisfied by it on or prior to the Closing Date, nor does Parent, UK Holdco or any of the Merger Subs have knowledge that any of the Financing Parties will not perform its obligations thereunder.

(c)     Assuming the Debt Financing is funded in accordance with its terms and conditions upon the consummation of the First Viper Merger, the aggregate proceeds of the Debt Financing, when funded in accordance with the Financing Commitments, together with UK Holdco’s (and its Subsidiaries’) and Parent’s cash on hand and other sources of immediately available funds, shall enable (i) Parent, UK Holdco and/or one or more of the Merger Subs at the First Viper Effective Time to (A) pay in full the aggregate Cash Consideration and (B) effect the Proposed Refinancing and (ii) Parent, UK Holdco, the Merger Subs and the Surviving Corporation to pay in full all fees and expenses payable by any of them in connection with the Merger.

(d)    As of the date of this Agreement, the Financing Commitments are valid and binding obligations of Parent, UK Holdco and each of the Merger Subs and, to the knowledge of Parent, of each of the other parties thereto and are in full force and effect. As of the date of this Agreement, no event within the direct control of Parent, UK Holdco or any of the Merger Subs has occurred that, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach or an incurable failure to satisfy a condition precedent on the part of Parent, UK Holdco or any of the Merger Subs under the

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terms and conditions of the Financing Commitments, other than any such default or breach that has been waived by the Financing Parties or otherwise cured in a timely manner by Parent, UK Holdco and/or one or more of the Merger Subs. As of the date of this Agreement, Parent, UK Holdco and the Merger Subs have paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Financing Commitments on or before the date of this Agreement. As of the date hereof, the Financing Commitments have not been modified, amended or altered since executed copies thereof were delivered to the Company.

(e)      In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Debt Financing) by Parent, UK Holdco or any of the Merger Subs or any other financing or other transactions be a condition to any of Parent’s, UK Holdco’s or any of the Merger Subs’ obligations hereunder.

(f)      None of Parent, UK Holdco or any of the Merger Subs is a party to any agreement which expressly limits or restricts the ability of any Person to provide debt financing for other potential purchasers of the Company.

Section 4.27  No Other Representations.

(a)      Except for the representations and warranties made by the Parent, UK Holdco and each of the Merger Subs in this Article IV, none of Parent, UK Holdco, any of the Merger Subs or any other Person makes any express or implied representation or warranty with respect to Parent, UK Holdco or any of the Merger Subs or any of their respective Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, and Parent, UK Holdco and each of the Merger Subs hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by Parent, UK Holdco and each of the Merger Subs in this Article IV, none of Parent, UK Holdco, any of the Merger Subs or any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Parent, UK Holdco, any of the Merger Subs or any of their respective Subsidiaries or their respective businesses or operations, or (ii) any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of its due diligence investigation of Parent, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)      Notwithstanding anything contained in this Agreement to the contrary, Parent, UK Holdco and each of the Merger Subs acknowledge and agree that neither the Company nor any other Person has made or is making any representations or warranties whatsoever, express or implied, beyond those expressly given by the Company in Article III hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent, UK Holdco or any of the Merger Subs or any of their respective Affiliates or Representatives.

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ARTICLE V

COVENANTS

Section 5.1    Conduct of Business.

(a)      Conduct of Business by the Company. From and after the date hereof until the earlier of the First Viper Effective Time and the termination of this Agreement in accordance with its terms, except as consented to in writing in advance by Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or as otherwise expressly required or prohibited by this Agreement, the Company shall, and shall cause each of its Subsidiaries, unless prohibited under applicable Law, to, (i) maintain its existence in good standing (to the extent that the Laws of the jurisdiction of its incorporation or formation recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation or formation, (ii) use reasonable best efforts to in all material respects, (A) carry on its business in the ordinary course consistent with past practice, (B) preserve intact the material components of its business organization, (C) keep available the services of its current officers and employees who are integral to the ordinary course operations of its business, (D) preserve its goodwill and its relationships with customers, suppliers, licensors, licensees, distributors and others having material business dealings with it, and (E) maintain its existing (or reasonably comparable) insurance coverage, and (iii) comply in all material respects with all applicable Laws wherever its business is conducted, including the timely filing of all reports, forms or other documents with the SEC required pursuant to the Securities Act or the Exchange Act. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the First Viper Effective Time, except as set forth in Section 5.1(a) of the Company Disclosure Letter or as expressly required by this Agreement, the Company shall not, and shall not permit any of its Subsidiaries, without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed, other than with respect to clauses (i), (ii), (iii), (vii), (xvi) and (xvii), with respect to which consent may be withheld at Parent’s sole discretion unless such action is required by applicable Law) to:

(i)      (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, except for dividends or distributions by a direct or indirect wholly owned Subsidiary of the Company to the Company or another direct or indirect wholly owned Subsidiary and except that the Company may declare, set a record date with respect to and pay a quarterly cash dividend of no more than $0.04 per share of Company Common Stock consistent with past practice, including with respect to timing of the applicable record and payment dates (it being acknowledged by Parent that the payment of the $0.04 per share dividend of Company Common Stock that would have normally been paid by the Company in the quarter during which the Closing is expected to occur may be accelerated to a date prior to the Closing Date), (B) purchase, redeem or otherwise acquire shares of capital stock or other equity interests or rights of the Company or its Subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests or rights, other than the acquisition of shares of capital stock or other equity interests or rights of a direct or indirect wholly owned Subsidiary of the Company from the Company or any other direct or indirect wholly owned Subsidiary of the Company, other than the acquisition of

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Company Common Stock upon the exercise or settlement of outstanding Company Options, Company CSOPs, Sharesave Options, Company Stock Units, LTIP Shares or awards under the JSOP or the acquisition of outstanding Company Options, Company CSOPs, Sharesave Options, Company Stock Units, LTIP shares or awards under the JSOP, upon the forfeiture thereof or (C) split, combine, reclassify or otherwise amend the terms of any of the capital stock of the Company or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of the Company, other than the issuance of shares of Company Common Stock upon the exercise or settlement of outstanding Company Options, Company CSOPs, Sharesave Options, Company Stock Units, LTIP shares or awards under the JSOP in accordance with their terms;

(ii)        issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any shares of its capital stock or other equity interests or, except as permitted pursuant to Section 5.1(a)(xvi), any securities convertible into, or exchangeable for or exercisable for any such shares or other equity interests, or any rights, warrants or options to acquire, any such shares or other equity interests, or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock of the Company on a deferred basis or other rights linked to the value of shares of Company Common Stock, other than pursuant to Contracts set forth in Section 5.1(a)(ii) of the Company Disclosure Letter (other than by a wholly-owned Subsidiary of the Company to the Company or any other wholly-owned Subsidiary of the Company and other than the issuance of shares of Company Common Stock upon the exercise or settlement of outstanding Company Options, Company CSOPs, Sharesave Options, Company Stock Units, LTIP Shares or awards under the JSOP in accordance with their terms);

(iii)       in the case of the Company and its Subsidiaries, amend or otherwise change, or authorize or propose to amend or otherwise change, its certificate of incorporation or bylaws (or similar organizational documents);

(iv)       directly or indirectly acquire or agree to acquire (A) by merging or consolidating with, purchasing a substantial equity interest in or a substantial portion of the assets of, or making a substantial investment in or a substantial loan or capital contribution to, any corporation, partnership, association or other business organization or division thereof or (B) any assets that are otherwise material to the Company and its Subsidiaries, taken as a whole;

(v)        directly or indirectly sell, sell and leaseback, abandon, mortgage or subject to any Lien or otherwise dispose in whole or in part of any of its material properties, material assets or material rights (other than granting rights to network assets in the ordinary course of business consistent with past practice) or any interest therein, except sales of inventory or obsolete assets in the ordinary course of business consistent with past practice;

(vi)       directly or indirectly wholesale, lease or license any of its material properties, material assets or material network assets except in the ordinary course of business consistent with past practice;

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(vii)      in the case of the Company and its Subsidiaries, adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(viii)     (A) incur, create, assume or otherwise become liable for, or repay or prepay, any Indebtedness or amend, modify or refinance any Indebtedness other than (1) borrowings and re-borrowings under existing revolving credit facilities in the ordinary course of business and (2) other Indebtedness (not subject to any pre-payment penalty or breakage costs), in an aggregate amount not in excess of $50,000,000 or (B) make any loans, advances or capital contributions to, or investments in, any other Person, other than the Company or any direct or indirect wholly owned Subsidiary of the Company;

(ix)       incur any capital expenditure (except that the Company and its Subsidiaries may make capital expenditures: (A) that, in the aggregate, do not exceed the aggregate amount set forth in the Company’s annual capital expenditure budget made available to Parent prior to the date of this Agreement; or (B) when added to all other capital expenditures made on behalf of the Company and its Subsidiaries since the date of this Agreement but not provided for in the Company’s capital expenditure budget made available to Parent prior to the date of this Agreement, do not exceed $25,000,000 in the aggregate);

(x)        other than in the ordinary course of business consistent with past practice and with respect to any Material Contract relating to programming with a value of less than $25,000,000 (over its entire term) or any other Material Contract with a value of less than $50,000,000 (over its entire term), (A) modify, amend, terminate, cancel or extend any Material Contract (other than upon a material breach thereof by the counterparty thereto or upon expiration thereof in accordance with its terms), or (B) enter into any Contract that if in effect on the date hereof would be a Material Contract;

(xi)       commence any material Action other than (A) an Action as a result of an Action commenced against the Company or any of its Subsidiaries, (B) in such cases where the Company determines in good faith that the failure to commence suit would result in an impairment of its business operations, (C) in connection with a breach or potential breach of this Agreement or the Support Agreement, or (D) in support of this Agreement, the Support Agreement and the transactions contemplated hereby and thereby or to enforce or exercise its rights under this Agreement and the Support Agreement;

(xii)      compromise, settle or agree to settle (A) any Action relating to the Mergers or the other transactions contemplated hereby or (B) any other material Action, other than, in the case of this clause (B), compromises, settlements or agreements for amounts less than $10,000,000 individually or $25,000,000 in the aggregate which would not materially affect the Company or its Affiliates after the First Viper Effective Time;

(xiii)     change its financial accounting principles that materially affect the reported consolidated assets, liabilities or results of operations of the Company, except insofar as may be required by GAAP, SEC rules and regulations or applicable Law;

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(xiv)      (A) settle or compromise any audit, assessment, claim, controversy or other liability for material Taxes, (B) amend any material Tax Return, (C) enter into any Contract with, or request any ruling from, any Governmental Entity relating to material Taxes, (D) make, change or revoke any material Tax election, (E) take any position on a material Tax Return inconsistent with a position taken on a Tax Return previously filed, (F) extend or waive any statute of limitations with respect to material Taxes, or (G) surrender any claim for a refund or offset of material Taxes; provided, however, that “material” in this Section 5.1(a)(xiv) shall mean where the Tax amount involved is more than £2,500,000 (or the equivalent at that time in any other currency) and provided further that the following actions shall be permitted at any time without Parent’s prior written consent: (1) the making of any claim, election, surrender, return or consent in order to transfer any UK Tax relief, allowance, deduction or credit between any two or more companies that are members of the same group of companies for any UK Tax purpose, where such claim, election, surrender, return or consent would not result in material additional Tax payable by, or a material reduction in the amount of Tax assets (being reliefs, deductions, allowances, losses including net operating losses and other similar assets) available to, the Company or any of its Subsidiaries; and (2) the taking of any action, including the adjustment of any position taken, return submitted or claim made, where such action is necessary or appropriate to reflect or take into account the agreement reached with UK HM Revenue & Customs in January 2013 in relation to the liability to United Kingdom corporation tax of refunds made to the Company and/or its Subsidiaries of UK value added tax of approximately £80 million in aggregate;

(xv)       enter into any Contract or transaction of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act other than renewals or extensions of existing Contracts on substantially similar terms or otherwise in the ordinary course of business;

(xvi)      (A) with respect to any current or former director, officer or employee other than a Section 16 officer, (i) grant any material increase in compensation, bonus or other benefits, or a material grant of any type of compensation or benefits to any current or former director, officer or employee not previously receiving or entitled to receive such type of compensation or benefit, or pay any bonus of any kind or amount to any current or former director, officer or employee except for annual merit increases in base compensation in the ordinary course consistent with past practice, as required to comply with any Contract or Company Plan in effect on the date hereof or in connection with a promotion in the ordinary course consistent with past practice, and pay annual bonus amounts earned and determined to be payable by the Company Board in respect of the performance period ending December 31, 2012 in a manner consistent with the plans terms and past practices as determined by the compensation committee of the Company at its meeting on January 25, 2013 and previously disclosed to Parent, (ii) grant or pay to any current or former director, officer or employee any severance, change in control or termination pay, or modifications thereto or increases therein except as required to comply with any Contract or Company Plan in effect on the date hereof or to provide severance or termination pay in ordinary course consistent with past practice for non-directors and employees who are not officers, (iii) pay any benefit or grant or amend any award (including in respect of stock options, stock

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appreciation rights, performance units, restricted stock or other stock-based or stock-related awards or the removal or modification of any restrictions in any Company Plan or awards made thereunder) except with respect to the vesting or settlement of LTIP Shares pursuant to the 2010-2012 Long Term Incentive Plan program in the ordinary course consistent with past practice in accordance with Section 2.5(c)(i) of this Agreement, or as required to comply with any applicable Law or any Contract or Company Plan in effect as of the date hereof, (iv) adopt or enter into any collective bargaining agreement or other labor union contract or agreement with any employee representative body, (v) take any action to accelerate the vesting, funding or payment of any compensation or benefit under any Company Plan or other Contract except as required to comply with the terms thereof or (vi) adopt any new employee benefit or compensation plan or arrangement or amend, modify or terminate any existing Company Plan (other than to comply with applicable Law in relation to the auto-enrolment of eligible employees and contractors in a Company pension plan), in each case for the benefit of any current or former director, officer or employee, other than as required by applicable Law; and (B) with respect to a Section 16 officer, amend the terms and conditions of employment, increase their compensation or increase the level or otherwise vary the employee benefits except (i) where an amendment is made in respect of employees generally under a broad-based employee welfare or pension plan, and (ii) otherwise permitted under this Agreement;

(xvii)     enter into any employment, consulting or other agreement with any individual for a base salary in excess of £175,000, or give notice of termination of the employment of anyone earning the same.

(xviii)    enter into any transaction which would be reasonably expected to prevent or materially delay the receipt of any approval or clearance required in connection with the Mergers and the other transactions contemplated by this Agreement; or

(xix)      authorize or permit any of, or commit, resolve or agree to take any of, the foregoing actions.

For purposes of clauses (i) through (xix) above, the determination as to whether an action, matter, Contract or other item is “material” shall be made based on the Company and its Subsidiaries, taken as a whole, and not upon the significance, substantiality or materiality to a particular Subsidiary.

(b)    Conduct of Business by Parent. From and after the date hereof until the earlier of the First Lynx Effective Time and the termination of this Agreement in accordance with its terms, except as consented to in writing in advance by the Company (which consent shall not be unreasonably withheld, conditioned or delayed) or as otherwise expressly required or prohibited by this Agreement, Parent shall, unless prohibited under applicable Law, (i) maintain its existence in good standing (to the extent that the Laws of the jurisdiction of its incorporation or formation recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation or formation, (ii) use reasonable best efforts to in all material respects, (A) carry on its business in the ordinary course consistent with past practice, (B) preserve intact the material components of its business organization, (C) keep available

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the services of its current officers and employees who are integral to the ordinary course operations of its business, (D) preserve its goodwill and its relationships with customers, suppliers, licensors, licensees, distributors and others having material business dealings with it, and (E) maintain its existing (or reasonably comparable) insurance coverage, and (iii) comply in all material respects with all applicable Laws wherever its business is conducted, including the timely filing of all reports, forms or other documents with the SEC required pursuant to the Securities Act or the Exchange Act. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the First Lynx Effective Time, except as set forth in Section 5.1(b) of the Parent Disclosure Letter or as expressly required by this Agreement, Parent shall not, without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed):

(i)        except to the extent not adversely affecting the Company’s stockholders as compared to Parent’s stockholders and providing the same benefits to the Company’s stockholders at the time of the Closing as if such stockholders had owned the Company Stock Consideration at the relevant time: (A) in the case of Parent, declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, or (B) split, combine, reclassify or otherwise amend the terms of any of the capital stock of Parent;

(ii)       issue or grant, or authorize the issuance or grant of, any shares of any class of capital stock of Parent (or any securities convertible into, or exchangeable or exercisable for, any such shares) with an aggregate value in excess of $3,000,000,000 except upon the exercise of options, warrants, convertible securities or other rights of any kind to acquire any capital stock of Parent which were issued with an exercise or conversion price of not less than the market price at the time of issuance; provided, however, that the foregoing shall not prohibit issuances of Parent Common Stock, restricted stock units, stock appreciation units, options or rights as part of normal employee compensation in the ordinary course of business;

(iii)      other than in connection with the UK Holdco Re-Registration or any other transaction expressly contemplated by this Agreement, amend or otherwise change, or authorize or propose to amend or otherwise change, the certificate of incorporation or bylaws (or similar organizational documents) of Parent, UK Holdco or any of the Merger Subs;

(iv)      enter into any transaction which would be reasonably expected to prevent or materially delay the receipt of any approval or clearance required in connection with the Mergers and the other transactions contemplated by this Agreement;

(v)       acquire or divest or agree to acquire or divest, directly or indirectly, any businesses or assets (or interest therein), whether pursuant to a merger, consolidation, acquisition of equity or assets or otherwise, in any case, with an aggregate value in excess of $5,000,000,000 in any single transaction or series of related transactions;

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(vi)      in respect of Parent, adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(vii)     change its financial accounting principles that materially affect the reported consolidated assets, liabilities or results of operations of Parent, except insofar as may have been required by GAAP, SEC rules and regulations or applicable Law;

(viii)    other than in accordance with Parent’s corporate governance guidelines, enter into any Contract or transaction of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act; or

(ix)      authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

For purposes of clauses (i) through (ix) above, the determination as to whether an action, matter, Contract or other item is “material” shall be made based on the Parent and its Subsidiaries, taken as a whole, and not upon the significance, substantiality or materiality to a particular Subsidiary.

(c)      No Control of Other Party’s Business. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or any of its Subsidiaries’ operations prior to the First Viper Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or any of its Subsidiaries’ operations prior to the First Lynx Effective Time. Prior to the First Viper Effective Time and the First Lynx Effective Time, as applicable, each of the Company and Parent, respectively, shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.2    No Solicitation by the Company; Recommendation of the First Viper Merger.

(a)      Except as permitted by this Section 5.2, until the earlier of the termination of this Agreement in accordance with Article VII and the First Viper Effective Time, the Company shall, and shall cause its Subsidiaries and its and their respective directors, officers, employees, investment bankers, accountants, attorneys or other advisors, agents or representatives (collectively, “Representatives”) to, immediately cease or cause to be terminated any activities that would otherwise be a violation of the restrictions set forth in this Section 5.2(a) conducted theretofore by the Company or its Representatives with respect to any Company Acquisition Proposal and request the return or destruction of all confidential information previously provided to any Person (other than Parent or any designees of Parent) in connection therewith by or on behalf of the Company or any of its Subsidiaries. Subject to Sections 5.2(b) and 5.2(c), at all times during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the First Viper Effective Time, the Company shall not and the Company shall cause its Subsidiaries, and shall instruct its and their respective Representatives,

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not to (and shall not authorize or permit any such Representatives to), directly or indirectly, (i) solicit, initiate or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, an offer or proposal for a Company Acquisition Transaction (a “Company Acquisition Proposal”), (ii) furnish to any Person (other than Parent or any designees of Parent) any non-public information relating to the Company or any of its Subsidiaries, or afford to any Person (other than Parent or any designees of Parent) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries, in any such case for the purpose of encouraging or facilitating a Company Acquisition Proposal, (iii) participate or engage in discussions or negotiations with any Person with respect to a Company Acquisition Proposal, (iv) approve, endorse or recommend a Company Acquisition Proposal, or (v) enter into any letter of intent, memorandum of understanding or other Contract contemplating or otherwise relating to a Company Acquisition Transaction. For purposes of this Agreement, “Company Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (A) the purchase or other acquisition from the Company by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than twenty percent (20%) of the Company Common Stock (or of any other class of equity or voting securities of the Company outstanding as of the consummation of such purchase or other acquisition), (B) any tender offer or exchange offer by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) that, if consummated in accordance with its terms, would result in such Person or “group” beneficially owning, directly or indirectly, more than twenty percent (20%) of the Company Common Stock (or of any other class of equity or voting securities of the Company outstanding as of the consummation of such tender or exchange offer); (C) a merger, consolidation, business combination, joint venture, recapitalization, liquidation, dissolution or other winding up or other similar transaction involving the Company pursuant to which Persons other than stockholders of the Company immediately preceding such transaction would hold more than twenty percent (20%) of the equity interests (or more than twenty percent (20%) of the voting equity interests (measured on a voting basis)) in the surviving or resulting entity of such transaction; or (D) any direct or indirect sale, transfer, acquisition or disposition of more than twenty percent (20%) of the assets of the Company and its Subsidiaries (including equity interests in such Subsidiaries), taken as a whole (measured by the fair market value thereof).

(b)      Notwithstanding anything to the contrary set forth in this Section 5.2 or elsewhere in this Agreement, prior to receipt of the Company Stockholder Approval, the Company Board may, directly or indirectly through the Company’s Representatives, participate or engage in discussions or negotiations with, furnish any non-public information relating to the Company or any of its Subsidiaries to, and/or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries to, any Person that has made a bona fide written Company Acquisition Proposal that was not solicited as a result of a breach of Section 5.2(a) and that the Company Board determines in good faith (after consultation with one or both of the Company Financial Advisors or another Experienced Financial Advisor and with Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”) or other Experienced Counsel) either constitutes or could reasonably be expected to lead to a Company Superior Proposal, if prior to taking such

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action, the Company Board determines in good faith (after consultation with Experienced Counsel) that its failure to take such actions would be inconsistent with its fiduciary duties under applicable Law; provided, however, that (i) promptly, but in any event no later than the first (1st) Business Day after it receives any Company Acquisition Proposal, the Company gives Parent written notice of the identity of such Person and the material terms of such Company Acquisition Proposal (and keeps Parent reasonably promptly advised of all amendments and proposed amendments to any material terms thereto), (ii) prior to providing any non-public information relating to the Company or any of its Subsidiaries to, or affording access to the business, properties, assets, books, records or other non-public information, or to any personnel, the Company has entered into a confidentiality agreement with any such Person containing restrictions no less favorable to the Company than, and otherwise substantially similar to, the restrictions set forth in Section 5.2(b) of the Company Disclosure Letter, and that does not prohibit compliance by the Company with the provisions of this Section 5.2, and (iii) reasonably contemporaneously with furnishing any non-public information to such Person, the Company furnishes such non-public information to Parent to the extent such information has not been previously furnished by the Company to Parent. For purposes of this Agreement, “Company Superior Proposal” means any bona fide written Company Acquisition Proposal for a Company Acquisition Transaction on terms that the Company Board determines in good faith (after consultation with an Experienced Financial Advisor and Experienced Counsel) would be, taking into account all reasonably available legal, financial and regulatory aspects of such Company Acquisition Proposal and the timing and likelihood of consummation of such Company Acquisition Proposal, more favorable to the stockholders of the Company (in their capacity as such), from a financial point of view, than the transactions contemplated by this Agreement (taking into account any offers of changes to the terms of this Agreement proposed by Parent in response to such offer or otherwise); provided, however, that, for purposes of the definition of “Company Superior Proposal”, all references to twenty (20%) percent in the definition of Company Acquisition Transaction shall be deemed to refer to fifty percent (50%). For the avoidance of doubt, all information provided to Parent pursuant to this Section 5.2 will be subject to the terms of the Confidentiality Agreement.

(c)      Except as set forth in this Section 5.2, neither the Company Board nor any committee thereof shall (w) withhold, withdraw, amend or modify in a manner adverse to Parent, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Parent, the Company Board Recommendation (a “Company Board Recommendation Change”), or (x) enter into (or allow the Company or any of its Subsidiaries to enter into) an agreement (other than a confidentiality agreement as contemplated by Section 5.2(b)) relating to a transaction contemplated by a Company Acquisition Proposal. Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, at any time prior to receipt of the Company Stockholder Approval, (A) if the Company Board shall have received a Company Acquisition Proposal that was not solicited as a result of a breach of Section 5.2(a), the Company Board may (y) effect a Company Board Recommendation Change or (z) solely with respect to a Company Acquisition Proposal from an Excluded Party, enter into an agreement providing for a transaction contemplated by such Company Acquisition Proposal if, in each case: (i) the Company Board determines in good faith (after consultation with an

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Experienced Financial Advisor and with Experienced Counsel) that such Company Acquisition Proposal constitutes a Company Superior Proposal; (ii) the Company Board shall have determined in good faith (after consultation with Experienced Counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law; (iii) the Company has provided Parent at least five (5) Business Days’ prior written notice that it intends to take such action (a “Section 5.2 Notice”) (it being understood that the Section 5.2 Notice shall include a copy of such Company Superior Proposal (and the information with respect to such Company Superior Proposal that is specified in Section 5.2(b)(i) to the extent not otherwise included in such copy) and that such Section 5.2 Notice shall not constitute a Company Board Recommendation Change for purposes of this Agreement); (iv) if requested by Parent, the Company, Parent and their Representatives shall have negotiated in good faith with respect to any proposed modifications to the terms and conditions of this Agreement during the five (5) Business Day period following delivery by the Company to Parent of the Section 5.2 Notice (it being understood that in the event of any amendment to the financial or other material terms of such Company Acquisition Proposal, the Company shall deliver a new Section 5.2 Notice and shall comply with the requirements of this Section 5.2(c) with respect to such new Section 5.2 Notice); provided, however, the notice period and the period during which the Company and its Representatives are required to negotiate in good faith with Parent regarding any revisions to the terms of the transactions contemplated by this Agreement shall expire on the later to occur of three (3) Business Days after the Company provides such new Section 5.2 Notice and the end of the original five (5) Business Day period described above; (v) if Parent shall have delivered to the Company a written, binding and irrevocable (for the remainder of the five (5) or three (3) Business Day period, as applicable) offer capable of being accepted by the Company to alter the terms or conditions of this Agreement during such five (5) Business Day period or any subsequent three (3) Business Day period, the Company Board shall have determined in good faith (after consultation with an Experienced Financial Advisor and Experienced Counsel), after considering the terms of such offer by Parent, that the Company Superior Proposal giving rise to such Section 5.2 Notice continues to be a Company Superior Proposal; and (vi) in the case of clause (z) above, the Company concurrently terminates this Agreement in accordance with Section 7.1(d)(iii); provided, however, that any purported termination of this Agreement pursuant to this sentence shall be void and of no force or effect unless the Company (or a party acting on behalf of the Company) pays Parent the applicable termination fee in accordance with Section 7.3(b); or (B) the Company Board may also effect a Company Board Recommendation Change if there shall have been any material event, development, circumstance, occurrence or change in circumstances or facts (including any material change in probability or magnitude of circumstances) which first occurred (or of which the Company Board first became aware) after the date hereof, which was not reasonably foreseeable by the Company Board, and the Company Board shall have determined in good faith (after consultation with Experienced Counsel) that the failure to effect such Company Board Recommendation Change would be inconsistent with its fiduciary duties under applicable Law or (C) on the fifteenth (15th) trading day prior to the then-scheduled date for the Company Stockholders Meeting (as such date may be extended or postponed) (the date of delivery of such notice, the “Parent Stock Event Notice Date”), the Company Board may deliver to Parent a Section 5.2 Notice to effect a Company

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Board Recommendation Change if there shall have been a Parent Stock Event and the Company Board shall have determined in good faith (after consultation with Experienced Counsel) that the failure to effect such Company Board Recommendation Change would be inconsistent with its fiduciary duties under applicable Law, and, in either case described in clause (B) or clause (C), (1) the Company provides Parent with a Section 5.2 Notice that it intends to take such action (it being understood that the Section 5.2 Notice shall describe in reasonable detail the reasons underlying the Company Board Recommendation Change and shall not constitute a Company Board Recommendation Change for purposes of this Agreement), (2) if requested by Parent, the Company, Parent and their Representatives shall have negotiated in good faith with respect to any proposed modifications to the terms and conditions of this Agreement during the five (5) Business Day period following delivery by the Company to Parent of such Section 5.2 Notice, and (3) in the case of a Company Board Recommendation Change described in Clause (B), if Parent shall have delivered to the Company a written, binding and irrevocable (for the remainder of the five (5) Business Day period) offer capable of being accepted by the Company to alter the terms or conditions of this Agreement during such five (5) Business Day period, the Company Board shall have determined in good faith (after consultation with an Experienced Financial Advisor and Experienced Counsel), after considering the terms of such offer by Parent, that the failure to do so would be inconsistent with its fiduciary duties under applicable Law. The Company may not exercise its rights pursuant to this Section 5.2(c) in respect of a Parent Stock Event on more than one occasion.

For purposes of this Agreement, the following terms shall have the meanings indicated:

(A)

“Excluded Party” means any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) from whom the Company, any of its Subsidiaries or any of its or their respective Representatives receives, within thirty (30) Business Days of the date hereof, a bona fide written Company Acquisition Proposal which the Company Board believes in good faith constitutes or is reasonably expected to lead to a Company Superior Proposal.

(B)	“Average Parent Blended Price” means the average Parent Blended Price over the ten consecutive trading day period immediately preceding the Parent Stock Event Notice Date.

(C)	“Average Indexed Price” means the average of the Indexed Prices.

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(D)

“Index Group” means the group of companies listed below, the common stock of all of which shall be publicly traded and as to which there shall not have been, since the Reference Date and before the Parent Stock Event Notice Date, an announcement of a proposal for the acquisition or sale of such company. In the event that the common stock of any such company ceases to be publicly traded or any such announcement is made with respect to any such company, such company will be removed from the Index Group for purposes of determining the Average Indexed Price. The companies are as follows:

Company Name (Ticker Symbol)

Ziggo N.V. (ZIGGO)

Kabel Deutschland Holdings AG (KD8)

Telenet Group Holding N.V. (TNET)

Comcast Corporation (CMCSA)

Time Warner Cable Inc. (TWC)

Charter Communications, Inc. (CHTR)

BT Group plc (BT)

British Sky Broadcasting Group plc (BSY)

Cablevision Systems Corporation (CVC)

Parent (LBTYA)

If any company belonging to the Index Group or Parent effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Reference Date and the Parent Stock Event Notice Date (or an ex-dividend or similar date has occurred with respect thereto), the prices for the common stock of such company or Parent shall be appropriately adjusted for the purposes of applying Section 5.2(c).

(E)

“Indexed Price” means, (i) with respect to Parent, the Average Parent Blended Price, multiplied by Parent’s Multiplier and rounded to two decimal points, and (ii) with respect to each other company comprising the Index Group, the average closing price on the principal market for such company’s common stock (as reported on Bloomberg Financial Markets or, if not so reported, as reported by the relevant stock exchange) over the ten consecutive trading day period immediately preceding the Parent Stock Event Notice Date, multiplied by such company’s Multiplier and rounded to two decimal points.

(F)	“Multiplier” means, with respect to each company comprising the Index Group, the number set forth opposite such company’s name below:

Ziggo N.V.: 4.3459

Kabel Deutschland Holdings AG: 1.7740

Telenet Group Holding N.V.: 2.7956

Comcast Corporation: 2.5694

Time Warner Cable Inc.: 1.0171

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Charter Communications, Inc.: 1.2791

BT Group plc: 0.4110

British Sky Broadcasting Group plc: 0.1290

Cablevision Systems Corporation: 6.3898

Parent: 1.5370

(G)

“Parent Blended Price” means, as of any trading day, the sum of (1) the product of 0.573 multiplied by the closing price of the Series A Parent Common Stock on the Nasdaq Global Select Market (as reported on Bloomberg Financial Markets or, if not so reported, as reported by Nasdaq) and (2) the product of 0.427 multiplied by the closing price of the Series C Parent Common Stock on the Nasdaq Global Select Market (as reported on Bloomberg Financial Markets or, if not so reported, as reported by Nasdaq).

(H)

“Parent Stock Event” means (1) the Average Parent Blended Price is lower than $52.05, and (2) (x) the number obtained by dividing the Average Parent Blended Price by $65.06 is less than (y) the number obtained by dividing the Average Indexed Price by 100 and subtracting 0.20 from the quotient in this subclause (y).

(I)	“Reference Date” means January 14, 2013.

An example of the operation of the definition of Parent Stock Event is set forth in Section 5.2(c) of the Company Disclosure Letter.

(d)      In the event there is any Company Board Recommendation Change and/or Parent takes any action to increase the Company Merger Consideration pursuant to this Section 5.2, and the Company Stockholders Meeting is scheduled to be held less than ten (10) Business Days following such event, then the Company and the Company Board shall be entitled to postpone the Company Stockholders Meeting to such tenth (10th) Business Day (or such later date as may be required by applicable Law or the SEC) and if the Outside Date would otherwise occur before the third Business Day following the Company Stockholders Meeting (as such meeting has been postponed pursuant to this Section 5.2(d)), then the Outside Date shall be extended until such third (3rd) Business Day following the date of the postponed Company Stockholders Meeting.

(e)      Nothing in this Agreement shall prohibit the Company Board from (i) taking and disclosing to the Company’s stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act, and (ii) making any disclosure to the Company’s stockholders that the Company determines in good faith (after consultation with Experienced Counsel) that the failure to make such disclosure would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Law or a breach of the disclosure obligations of the Company under applicable Law or Nasdaq or London Stock Exchange Rules; provided, however, that neither the Company nor the Company Board (nor any committee thereof) shall (A) recommend that the stockholders of the Company tender their shares of Company

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Common Stock in connection with any such tender or exchange offer (or otherwise approve or recommend any Company Acquisition Proposal) or (B) withdraw or modify the Company Board Recommendation in a manner materially adverse to Parent, unless in case of each of clause (A) and (B), the requirements of Section 5.2(c) have been satisfied. Any communication by the Company which expressly continues to recommend the First Viper Merger shall be deemed not to be a Company Board Recommendation Change. No change, withdrawal or material modification in the recommendation of the Company Board to the Company’s stockholders with respect to this Agreement or the First Viper Merger shall change the approval of the Company Board for purposes of causing any state takeover Law (including Section 203 of the DGCL) or other state Law to be inapplicable to the First Viper Merger and the other transactions contemplated by this Agreement.

Section 5.3    No Solicitation by Parent; Recommendation of the First Lynx Merger.

(a)      Except as permitted by this Section 5.3, until the earlier of the termination of this Agreement in accordance with Article VII and the First Lynx Effective Time, Parent shall, and shall cause its Subsidiaries and its and their Representatives to, immediately cease or cause to be terminated any activities that would otherwise be a violation of the restrictions set forth in this Section 5.3(a) conducted theretofore by Parent or its Representatives with respect to any Parent Acquisition Proposal and request the return or destruction of all confidential information previously provided to any Person (other than the Company or any designees of the Company) in connection therewith by or on behalf of Parent or any of its Subsidiaries. Subject to Sections 5.3(b) and 5.3(c), at all times during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the First Lynx Effective Time, Parent shall not and Parent shall cause its Subsidiaries, and shall instruct its and their respective Representatives, not to (and shall not authorize or permit any such Representatives to), directly or indirectly, (i) solicit, initiate or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, an offer or proposal for a Parent Acquisition Transaction (a “Parent Acquisition Proposal”), (ii) furnish to any Person (other than the Company or any designees of the Company) any non-public information relating to Parent or any of its Subsidiaries, or afford to any Person (other than the Company or any designees of the Company) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of Parent or any of its Subsidiaries, in any such case for the purpose of encouraging or facilitating a Parent Acquisition Proposal, (iii) participate or engage in discussions or negotiations with any Person with respect to a Parent Acquisition Proposal, (iv) approve, endorse or recommend a Parent Acquisition Proposal, or (v) enter into any letter of intent, memorandum of understanding or other Contract contemplating or otherwise relating to a Parent Acquisition Transaction. For purposes of this Agreement, “Parent Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (A) the purchase or other acquisition from Parent by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than twenty percent (20%) of the Parent Common Stock (or of any other class of equity or voting securities of Parent outstanding as of the consummation of such purchase or other acquisition), (B) any

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tender offer or exchange offer by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) that, if consummated in accordance with its terms, would result in such Person or “group” beneficially owning, directly or indirectly, more than twenty percent (20%) of the Parent Common Stock (or of any other class of equity or voting securities of Parent outstanding as of the consummation of such tender or exchange offer); (C) a merger, consolidation, business combination, joint venture, recapitalization, liquidation, dissolution or other winding up or other similar transaction involving Parent pursuant to which Persons other than stockholders of Parent immediately preceding such transaction would hold more than twenty percent (20%) of the equity interests (or more than twenty percent (20%) of the voting equity interests (measured on a voting basis)) in the surviving or resulting entity of such transaction; or (D) any direct or indirect sale, transfer, acquisition or disposition of more than twenty percent (20%) of the assets of Parent and its Subsidiaries (including equity interests in such Subsidiaries), taken as a whole (measured by the fair market value thereof).

(b)      Notwithstanding anything to the contrary set forth in this Section 5.3 or elsewhere in this Agreement, prior to receipt of the Parent Stockholder Approval, the Parent Board may, directly or indirectly through Parent’s Representatives, participate or engage in discussions or negotiations with, furnish any non-public information relating to Parent or any of its Subsidiaries to, and/or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of Parent or any of its Subsidiaries to, any Person that has made a bona fide written Parent Acquisition Proposal that was not solicited as a result of a breach of Section 5.3(a) and that the Parent Board determines in good faith (after consultation with one or both of the Parent Financial Advisors or another Experienced Financial Advisor and with Shearman & Sterling LLP (“S&S”) or other Experienced Counsel) either constitutes or could reasonably be expected to lead to a Parent Superior Proposal, if prior to taking such action, the Parent Board determines in good faith (after consultation with Experienced Counsel) that its failure to take such actions would be inconsistent with its fiduciary duties under applicable Law; provided, however, that (i) promptly, but in any event no later than the first (1st) Business Day after it receives any Parent Acquisition Proposal, Parent gives the Company written notice of the identity of such Person and the material terms of such Parent Acquisition Proposal (and keeps the Company reasonably promptly advised of all amendments and proposed amendments to any material terms thereto), (ii) prior to providing any non-public information relating to Parent or any of its Subsidiaries to, or affording access to the business, properties, assets, books, records or other non-public information, or to any personnel, Parent has entered into a confidentiality agreement with any such Person containing restrictions no less favorable to Parent than, and otherwise substantially similar to, the restrictions set forth in Section 5.3(b) of the Parent Disclosure Letter, and that does not prohibit compliance by Parent with the provisions of this Section 5.3, and (iii) reasonably contemporaneously with furnishing any non-public information to such Person, Parent furnishes such non-public information to the Company to the extent such information has not been previously furnished by Parent to the Company. For purposes of this Agreement, “Parent Superior Proposal” means any bona fide written Parent Acquisition Proposal for a Parent Acquisition Transaction on terms that the Parent Board determines in good faith (after consultation with an Experienced Financial Advisor and Experienced Counsel) would be, taking into account all reasonably available legal, financial and regulatory aspects of such Company Acquisition Proposal and the timing and likelihood of consummation of such Parent Acquisition

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Proposal, more favorable to the stockholders of Parent (in their capacity as such), from a financial point of view, than the transactions contemplated by this Agreement (taking into account any offers of changes to the terms of this Agreement proposed by the Company in response to such offer or otherwise); provided, however, that, for purposes of the definition of “Parent Superior Proposal”, all references to twenty (20%) percent in the definition of Parent Acquisition Transaction shall be deemed to refer to fifty percent (50%). For the avoidance of doubt, all information provided to the Company pursuant to this Section 5.3 will be subject to the terms of the Confidentiality Agreement.

(c)      Except as set forth in this Section 5.3, neither the Parent Board nor any committee thereof shall (w) withhold, withdraw, amend or modify in a manner adverse to the Company, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to the Company, the Parent Board Recommendation (a “Parent Board Recommendation Change”), or (x) enter into (or allow Parent or any of its Subsidiaries to enter into) an agreement (other than a confidentiality agreement as contemplated by Section 5.3(b)) relating to a transaction contemplated by a Parent Acquisition Proposal. Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, at any time prior to receipt of the Parent Stockholder Approval, (A) if the Parent Board shall have received a Parent Acquisition Proposal that was not solicited as a result of a breach of Section 5.3(a), the Parent Board may (y) effect a Parent Board Recommendation Change or (z) enter into an agreement providing for a transaction contemplated by such Parent Acquisition Proposal if, in each case: (i) the Parent Board determines in good faith (after consultation with an Experienced Financial Advisor and with Experienced Counsel) that such Parent Acquisition Proposal constitutes a Parent Superior Proposal; (ii) the Parent Board shall have determined in good faith (after consultation with Experienced Counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law; (iii) Parent has provided the Company at least five (5) Business Days’ prior written notice that it intends to take such action (a “Section 5.3 Notice”) (it being understood that the Section 5.3 Notice shall not constitute a Parent Board Recommendation Change for purposes of this Agreement); and (iv) in the case of clause (z) above, Parent concurrently terminates this Agreement in accordance with Section 7.1(c)(iv); provided, however, that any purported termination of this Agreement pursuant to this sentence shall be void and of no force or effect unless Parent (or a party acting on behalf of Parent) pays the Company the applicable termination fee in accordance with Section 7.3(c); or (B) the Parent Board may also effect a Parent Board Recommendation Change if (1) there shall have been any material event, development, circumstance, occurrence or change in circumstances or facts (including any material change in probability or magnitude of circumstances) which first occurred (or of which the Parent Board first became aware) after the date hereof, which was not reasonably foreseeable by the Parent Board, and the Parent Board shall have determined in good faith (after consultation with Experienced Counsel) that the failure to effect such Parent Board Recommendation Change would be inconsistent with its fiduciary duties under applicable Law; and (2) Parent has provided the Company with at least five (5) Business Days prior written notice that it intends to take such action (it being understood that such notice shall describe in reasonable detail the reasons underlying the Parent Board Recommendation Change and shall not constitute a Parent Board Recommendation Change for purposes of this Agreement).

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(d)      In the event there is any Parent Board Recommendation Change pursuant to this Section 5.3, and the Parent Stockholders Meeting is scheduled to be held less than ten (10) Business Days following such event, then Parent and the Parent Board shall be entitled to postpone the Parent Stockholders Meeting to such tenth (10th) Business Day (or such later date as may be required by applicable Law or the SEC) and if the Outside Date would otherwise occur before the third (3rd) Business Day following the Parent Stockholders Meeting (as such meeting has been postponed pursuant to this Section 5.3(d)), then the Outside Date shall be extended until such third (3rd) Business Day following the date of the postponed Parent Stockholders Meeting.

(e)      Nothing in this Agreement shall prohibit the Parent Board from (i) taking and disclosing to Parent’s stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act, and (ii) making any disclosure to Parent’s stockholders that Parent determines in good faith (after consultation with Experienced Counsel) that the failure to make such disclosure would be inconsistent with its fiduciary duties to Parent’s stockholders under applicable Law or a breach of the disclosure obligations of Parent under applicable Law or Nasdaq; provided, however, that neither Parent nor the Parent Board (nor any committee thereof) shall (A) recommend that the stockholders of the Parent tender their shares of Parent Common Stock in connection with any such tender or exchange offer (or otherwise approve or recommend any Parent Acquisition Proposal) or (B) withdraw or modify the Parent Board Recommendation in a manner materially adverse to the Company, unless in case of each of clause (A) and (B), the requirements of Section 5.3(c) have been satisfied. Any communication by Parent which expressly continues to recommend the First Lynx Merger shall be deemed not to be a Parent Board Recommendation Change. No change, withdrawal or material modification in the recommendation of the Parent Board to Parent’s stockholders with respect to this Agreement or the First Lynx Merger shall change the approval of the Parent Board for purposes of causing any state takeover Law (including Section 203 of the DGCL) or other state Law to be inapplicable to the First Lynx Merger and the other transactions contemplated by this Agreement.

Section 5.4    Preparation of Form S-4 and Joint Proxy Statement; Stockholders Meeting; Recommendations.

(a)      Preparation of Form S-4 and Joint Proxy Statement.

(i)         As promptly as practicable after the date of this Agreement, Parent, UK Holdco and the Company shall cooperate in preparing, and jointly prepare, (i) the Joint Proxy Statement to be sent to the stockholders of the Company and Parent and filed with the UK Financial Services Authority relating to the Company Stockholders Meeting and the Parent Stockholders Meeting, and (ii) the Form S-4, which Parent and UK Holdco shall file with the SEC, and in which the Joint Proxy Statement will be included as a prospectus. Each of the Company, UK Holdco and Parent shall use reasonable best efforts to (i) respond to any comments on the Form S-4 or the Joint Proxy Statement or requests for additional information from the SEC as promptly as practicable after receipt of any such comments or requests to have the Form S-4 be declared effective under the Securities Act and the Joint Proxy

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Statement cleared by the SEC as promptly as practicable and keep the Form S-4 effective for so long as necessary to consummate the Mergers. Each of the Company, UK Holdco and Parent shall promptly (A) notify the other parties upon the receipt of any such comments or requests and (B) provide the other parties with copies of all correspondence between itself and its Representatives, on the one hand, and the SEC and its staff, on the other hand. Prior to responding to any such comments or requests or the filing or mailing of the Joint Proxy Statement, each of the Company, UK Holdco and Parent (x) shall consult with the other parties regarding, and provide the other parties with a reasonable opportunity to review and comment on, any drafts of the Form S-4 and the Joint Proxy Statement and related correspondence and filings and (y) shall consider for inclusion in such drafts, correspondence and filings all comments reasonably proposed by the other parties. Each of Parent, UK Holdco and the Company shall cause the Joint Proxy Statement to be mailed to the holders of the Parent Common Stock and the holders of the Company Common Stock, as applicable, as promptly as practicable, and, in any event, within five (5) Business Days, after the Form S-4 shall have become effective and the Joint Proxy Statement shall have been cleared by the SEC. Each of Parent, UK Holdco and the Company shall provide promptly to the other parties such information concerning its business affairs and financial statements as, in the reasonable judgment of the providing party or its counsel (after consultation with the other parties or their respective counsel), may be required or appropriate for inclusion in the Joint Proxy Statement and Form S-4 pursuant to this Section 5.4(a), or in any amendments or supplements thereto, and shall cause its counsel and auditors to cooperate with the other’s counsel and auditors in the preparation of the Joint Proxy Statement and the Form S-4.

(ii)      Parent shall furnish all information concerning it and the holders of its capital stock as the Company may reasonably request in connection with the preparation of the Joint Proxy Statement. Parent and UK Holdco shall also take any action required to be taken under any applicable state securities or “blue sky” laws in connection with the issuance of Holdco Shares in the First Viper Merger and the First Lynx Merger. The Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested by Parent in connection with any such action.

(iii)     Except for the purpose of disclosing any Company Board Recommendation Change or Parent Board Recommendation Change made in accordance with the terms of Section 5.2 or 5.3, as applicable, no amendment or supplement to the Joint Proxy Statement or the Form S-4, nor any response to any comments or inquiry from the SEC with respect to such filings, will be made by the Company, UK Holdco or Parent without the approval of the other parties, which approval shall not be unreasonably withheld, conditioned or delayed (it being understood that it shall be unreasonable to withhold consent with respect to any amendment or supplement to the Joint Proxy Statement or Form S-4 to the extent such amendment or supplement is required to be included therein so that the Joint Proxy Statement or Form S-4 will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading as may be required by Rule 10b-5 or Rule 14a-9 under the Exchange Act or Section 11 or Section 12 of the Securities Act). Each of Parent, UK Holdco and the Company, as applicable, shall advise

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the other parties promptly after it receives oral or written notice of the time when the Form S-4 has become effective or any amendment or supplement thereto has been filed, the issuance of any stop order, the suspension of the qualification of the Holdco Shares issuable in connection with the First Viper Merger and the First Lynx Merger for offering or sale in any jurisdiction or any oral or written request by the SEC for amendment of the Joint Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission and a reasonable opportunity to participate in the responses thereto. If at any time prior to the earlier of the First Viper Effective Time and the First Lynx Effective Time any information relating to the Company, UK Holdco or Parent, or any of their respective Affiliates, officers or directors, should be discovered by the Company, UK Holdco or Parent that should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement, so that any of such documents would not contain any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall promptly be filed with the SEC and, to the extent required under applicable Law, disseminated to stockholders of the Company and/or Parent; provided, however, that the delivery of such notice and the filing of any such amendment or supplement shall not affect or be deemed to modify any representation or warranty made by any party hereunder or otherwise affect the remedies available hereunder to any party.

(iv)    Parent and the Company shall each use their reasonable best efforts to hold the Parent Stockholders Meeting and the Company Stockholders Meeting on the same day at the same time as soon as practicable after the date of this Agreement; provided, however, that (A) the Company and the Company Board shall not be required to hold, and shall be entitled (in their sole discretion) to adjourn, delay or postpone, the Company Stockholders Meeting until the fifth (5th) Business Day following the date on which all conditions set forth in Sections 6.1(b), 6.1(d) and Section 6.1(e) have been satisfied or waived and (B) notwithstanding the satisfaction or waiver of the conditions described in clause (A), the Company and the Company Board shall not be required to hold, and shall be entitled (in their sole discretion) to adjourn, delay or postpone the Company Stockholders Meeting if, on the date scheduled therefor, any other condition set forth in Article VI would not be reasonably capable of being satisfied as of the third (3rd) Business Day following the scheduled date for the Company Stockholders Meeting (in which event the Company and the Company Board may adjourn, delay or postpone the Company Stockholders Meeting until such date as such conditions are reasonably capable of being satisfied). In the event the Company adjourns, delays or postpones the Company Stockholders Meeting pursuant to Section 5.2(d) or this Section 5.4(a)(iv), Parent may adjourn, delay or postpone the Parent Stockholders Meeting to the same date as the Company Stockholders Meeting. In the event Parent adjourns, delays or postpones the Parent Stockholder Meeting pursuant to Section 5.3(d), the Company may adjourn, delay or postpone the Company Stockholder Meeting to the same date as the Parent Stockholder Meeting. If the conditions set forth in Sections 6.1(b), 6.1(d) and 6.1(e) have been satisfied (or are reasonably capable of being

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satisfied), and if all other conditions set forth in Article VI (other than Section 6.1(a)) are reasonably capable of being satisfied, in each case as of the third (3rd) Business Day prior to the Outside Date, then the Outside Date shall be extended to accommodate any adjournment, delay or postponement of the Company Stockholders Meeting or the Parent Stockholders Meeting, as the case may be, pursuant to this Section 5.4(a)(iv) and the three (3) Business Day period referred to in Section 1.3.

(b)      Company Stockholders Meeting. As soon as practicable following the date hereof, the Company shall, subject to Section 5.4(a)(iv), establish a record date for, duly call, give notice of, convene and hold the Company Stockholders Meeting prior to the Outside Date for the purpose of considering and voting upon the adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) with respect to the Company contained in this Agreement and the shareholder advisory vote contemplated by Rule 14a-21(c) under the Exchange Act. Subject to Section 5.2, to the fullest extent permitted by applicable Law, the Company, through the Company Board, shall (i) recommend to its stockholders that they approve or adopt this Agreement, the First Viper Merger and the other transactions contemplated hereby and (ii) include such recommendation in the Joint Proxy Statement. Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Company Stockholders Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Joint Proxy Statement is provided to the Company’s stockholders in advance of a vote on the adoption of this Agreement (provided, however, that the Company has determined after consultation with Experienced Counsel that such adjournment or postponement is necessary or advisable under applicable Law), or if, as of the time for which the Company Stockholders Meeting is originally scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting or insufficient votes to adopt this Agreement and the plan of merger contained herein. Without limiting the generality of the foregoing, but subject to Section 5.2 and Section 7.1(d), the Company agrees that its obligations pursuant to the first sentence of this Section 5.4(b) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other Person of any Company Acquisition Proposal or the occurrence of any Company Board Recommendation Change. For the avoidance of doubt, the Company shall be entitled to modify any previously set record date in connection with any delay or postponement of the Company Stockholders Meeting if required by applicable Law.

(c)      Parent Stockholders Meeting. As soon as practicable following the date hereof, Parent shall establish a record date for, duly call, give notice of, convene and hold the Parent Stockholders Meeting prior to the Outside Date for the purpose of considering and voting upon the adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) with respect to Parent contained in this Agreement and the shareholder advisory vote contemplated by Rule 14a-21(c) under the Exchange Act. Subject to Section 5.3, to the fullest extent permitted by applicable Law, Parent, through the Parent Board, shall (i) recommend to its stockholders that they approve or adopt this Agreement, the First Lynx Merger and the other transactions contemplated hereby and (ii) include such recommendation

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in the Joint Proxy Statement. Notwithstanding anything to the contrary contained in this Agreement, Parent may adjourn or postpone the Parent Stockholders Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Joint Proxy Statement is provided to Parent’s stockholders in advance of a vote on the adoption of this Agreement (provided, however, that Parent has determined after consultation with Experienced Counsel that such adjournment or postponement is necessary or advisable under applicable Law), or if, as of the time for which the Parent Stockholders Meeting is originally scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholders Meeting or insufficient votes to adopt this Agreement and the plan of merger contained herein. Without limiting the generality of the foregoing, but subject to Section 5.3 and Section 7.1(c)(iv), Parent agrees that its obligations pursuant to the first sentence of this Section 5.4(c) shall not be affected by the commencement, public proposal, public disclosure or communication to Parent or any other Person of any Parent Acquisition Proposal or the occurrence of any Parent Board Recommendation Change. For the avoidance of doubt, Parent shall be entitled to modify any previously set record date in connection with any delay or postponement of the Parent Stockholders Meeting if required by applicable Law.

Section 5.5    Access to Information; Confidentiality. Until the earlier of the First Viper Effective Time or the First Lynx Effective Time, as applicable, and the termination of this Agreement in accordance with its terms:

(a)      The Company shall, and shall cause each of its Subsidiaries to, afford to Parent and its Representatives reasonable access during normal business hours, upon reasonable advance notice, to all their respective properties, assets, books, records, contracts, commitments, personnel and members of their respective executive management teams, and, during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to Parent a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities Laws related to the First Viper Merger or any of the other transactions contemplated hereby; provided, however, that the foregoing shall not require the Company to disclose any information to the extent such disclosure would contravene applicable Law, violate any confidentiality obligation to a third party or relate to information protected by or result in a waiver of, attorney-client privilege. Within fifteen (15) Business Days of the end of a calendar month, the Company shall provide Parent with copies of monthly reports in a format similar to that provided to the Company Board for the prior month. All such information shall be held confidential in accordance with the terms of the confidentiality letter agreement entered into between Parent and the Company, dated December 19, 2012 (the “Confidentiality Agreement”).

(b)      Parent shall, and shall cause each of its Subsidiaries to, afford to the Company and its Representatives reasonable access during normal business hours, upon reasonable advance notice, to all their respective properties, assets, books, records, contracts, commitments, personnel and members of their respective executive management teams, during such period, Parent shall, and shall cause each of its Subsidiaries to, furnish promptly

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to the Company a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities Laws related to the First Lynx Merger or any of the other transactions contemplated hereby; provided, however, that the foregoing shall not require Parent to disclose any information to the extent such disclosure would contravene applicable Law, violate any confidentiality obligation to a third party or relate to information protected by or result in a waiver of, attorney-client privilege. All such information shall be held confidential in accordance with the terms of the Confidentiality Agreement.

(c)     No investigation pursuant to this Section 5.5 or information provided, made available or delivered to Parent or the Company, as the case may be, pursuant to this Agreement, other than the Company Disclosure Letter and the Parent Disclosure Letter, shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.

Section 5.6    Reasonable Best Efforts.

(a)      Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions that are reasonably necessary, proper or advisable to consummate and make effective the Mergers, the Holdco Share Issuance and the other transactions contemplated by this Agreement as promptly as practicable after the date hereof, including using reasonable best efforts to accomplish the following: (i) obtain all required consents, approvals or waivers from non-Governmental Entity third parties, (ii) obtain all necessary or advisable actions or non-actions, consents, approvals, waivers, orders and authorizations from Governmental Entities, make all necessary or advisable registrations, declarations and filings and, subject to Section 5.6(e), take all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid any Action by, any Governmental Entity in connection with the Mergers or any other transaction contemplated by this Agreement, and (iii) execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby and fully to carry out the purposes of this Agreement. In carrying out the foregoing actions, each of Parent, UK Holdco and the Company shall act reasonably and as promptly as practicable.

(b)      Each of the parties hereto shall furnish to each other party such necessary information and reasonable assistance as such other party may reasonably request in connection with the actions required to obtain all required consents, approvals or waivers from non-Governmental Entity third parties. Subject to applicable Law relating to the exchange of information, Parent, UK Holdco and the Company shall each have the right to review in advance, and shall consult with the other in connection with, all of the information relating to Parent, UK Holdco or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any such third party in connection with the Mergers and the other transactions contemplated by this Agreement. In connection with any proceeding by a private party, each of the parties shall consult with the other in advance of any meeting or conference and, to the extent not prohibited by such third party, give the other party’s counsel the opportunity to attend and observe such meetings and conferences.

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(c)      Parent shall have primary responsibility for liaising with the European Commission in relation to the transactions contemplated hereby or, as relevant, national competition authorities for the purposes of satisfying the EUMR and Other Approvals Condition Precedent at Section 6.1(b) (including making appropriate submissions, notifications and filings and agreeing to take any actions in order to obtain an approval or waiver from, or to avoid any Action by, any Governmental Entity in connection with the Mergers or any other transaction contemplated by this Agreement). Without prejudice to the generality of this sub-section and subject to applicable Law relating to the exchange of information:

(i)     the Company shall furnish to the Parent such necessary information and assistance as Parent may reasonably request in connection with the foregoing; and

(ii)    Parent agrees to permit the Company or its counsel to review in advance submissions, notifications and filings and where practicable any communication to be submitted by it to any Governmental Entity, and to consult with the Company in advance of any meeting or conference with any Governmental Entity and, to the extent not prohibited by such Governmental Entity, give the Company’s counsel the opportunity to attend and observe such meetings and conferences.

(d)      Each party agrees to use its reasonable best efforts to contest and resist any action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

(e)      Notwithstanding any other provision of this Agreement to the contrary, no party shall be required and no party shall without the consent of the other party, take, or agree or commit to take, any actions which, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of UK Holdco and its Subsidiaries (including the Viper Surviving Corporation and the Lynx Surviving Corporation), taken as a whole, after the earlier of the First Viper Effective Time and the First Lynx Effective Time. For the avoidance of doubt, UK Holdco, Parent, the Merger Subs and their respective Subsidiaries shall be required to take or agree to take any actions necessary or advisable in order to satisfy any objection of any Governmental Entity or to obtain any consent or waiver of any Government Entity so long as such actions would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of UK Holdco and its Subsidiaries (including the Viper Surviving Corporation and the Lynx Surviving Corporation), taken as a whole, following the First Viper Effective Time and the First Lynx Effective Time.

(f)      Promptly (and within 24 hours) following the execution hereof: (i) Parent shall adopt and approve this Agreement and the plan of merger contained herein in its capacity as the sole member of Lynx Merger Sub 1; (ii) Lynx Merger Sub 1 shall adopt and approve this Agreement and the plan of merger contained herein in its capacity as the sole member of

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Lynx Merger Sub 2, (iii) UK Holdco shall cause UK Midco to adopt and approve this Agreement and the plan of merger contained herein in its capacity as the sole member Viper Merger Sub 1 and (iv) Viper Merger Sub 1 shall adopt and approve this Agreement and the plan of merger contained herein in its capacity as the sole member of Viper Merger Sub 2.

Section 5.7    Takeover Laws. The Company and the Company Board and Parent and the Parent Board shall (a) take no action to cause any Takeover Law to become applicable to this Agreement, the Mergers, the Holdco Share Issuance or any of the other transactions contemplated hereby and (b) if any Takeover Law is or becomes applicable to this Agreement, the Mergers, the Holdco Share Issuance or any of the other transactions contemplated hereby, take all reasonable action necessary to ensure that the Mergers, the Holdco Share Issuance and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Law with respect to this Agreement, the Mergers, the Holdco Share Issuance and the other transactions contemplated hereby.

Section 5.8    Stockholder and Debtholder Litigation. Each of the Company and Parent shall cooperate with the other in the defense or settlement of any litigation relating to the transactions contemplated by this Agreement, including any litigation initiated by the holders of Indebtedness of the Company or Parent, against (a) Parent, any of its Subsidiaries and/or its directors or officers, or (b) the Company, any of its Subsidiaries and/or its directors of officers. Parent and its Subsidiaries will not agree to any settlement of any such litigation prior to the First Viper Effective Time (unless the defendants consist solely of Parent and/or members of the Parent Board) without the prior written consent of the Company (not to be unreasonably withheld or delayed).

Section 5.9    Notification of Certain Matters. In addition to the notification requirements set forth in Section 5.4(a), the Company and Parent shall promptly notify each other of (a) any Action commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the transactions contemplated hereby or (b) any change, condition or event (i) that renders or would reasonably be expected to render any representation or warranty of such party set forth in this Agreement (disregarding any materiality qualification contained therein) to be untrue or inaccurate in any material respect or (ii) that results or would reasonably be expected to result in any failure of such party to comply with or satisfy in any material respect any covenant, condition or agreement (including any condition set forth in Article VI) to be complied with or satisfied hereunder; provided, however, that no such notification shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder. No failure by a party to provide any notice under this Section 5.9 with respect to any matter that would not result in a failure of a condition set forth in Section 6.2(a) or Section 6.3(a) shall result in a failure of the conditions set forth in Section 6.2(b) or Section 6.3(b), respectively.

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Section 5.10    Employee Benefits and Related Matters.

(a)      UK Holdco shall, or shall cause its Subsidiaries to, honor all existing contractual remuneration commitments of the Company and its Subsidiaries to each employee and, subject to applicable Law, Parent agrees that, during the period commencing at the First Viper Effective Time and ending on December 31, 2013, the employees of the Company and its Subsidiaries will continue to be provided with: (i) the same base salaries provided by the Company and its Subsidiaries to each such employee immediately prior to the Effective Time and (ii) employee benefits (other than annual or long-term incentive compensation arrangements, equity compensation or defined benefit pension plans) that are substantially comparable in the aggregate to those employee benefits provided by the Company and its Subsidiaries prior to the First Viper Effective Time. In respect of the defined benefit employee benefits provided under the National Transcommunications Limited Pension Plan and the NTL 1999 Pension Scheme, their continuation is subject to the terms of the respective plans.

(b)      On and after the First Viper Effective Time, UK Holdco shall or shall cause its Subsidiaries to take into account, for purposes of eligibility, vesting, calculation of benefits, and benefit accrual thereunder, service by employees of the Company and its Subsidiaries as if such service were with UK Holdco and its Subsidiaries to the same extent such service was credited under a comparable plan of the Company and its Subsidiaries, except to the extent it would result in a duplication of benefits or the funding thereof. UK Holdco or one of its Subsidiaries, as applicable, shall use its reasonable best efforts to (i) waive all pre-existing conditions, exclusions, actively-at-work requirements, waiting periods and any other eligibility requirements of any plan for the benefit of such employee and his or her covered dependents that applies to them on or after the First Viper Effective Time, to the extent they were inapplicable to, or were satisfied under, the Company Plans, and (ii) cause any expenses incurred by any employee of the Company or its Subsidiaries and his or her covered dependents pursuant to any Company Plan during the portion of the plan year of such Company Plan ending on the date such employee’s participation in the corresponding plan begins, to be taken into account under such plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year under the plan as if such amounts had been paid in accordance with the plan. For the avoidance of doubt, an employee’s active membership in a defined benefit pension plan and any benefit accruals thereunder shall be ignored for the purposes of this Section 5.10(b).

(c)      With respect to the Company’s annual incentive bonus plan for the performance period beginning January 1, 2013 and ending December 31, 2013 (the “2013 Annual Bonus Plan”), the Company has established a bonus pool, which has been communicated to Parent and eligible employees of the Company and its Subsidiaries prior to the date of this Agreement. UK Holdco shall or shall cause its Subsidiaries to: (i) maintain following the First Viper Effective Time the 2013 Annual Bonus Plan, (ii) operate the 2013 Annual Bonus Plan through the end of the applicable performance period, and (iii) pay to each eligible employee a bonus amount on or before March 31, 2014 with respect to such performance period, in each case, in accordance with the terms of the 2013 Annual Bonus

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Plan; provided, however, that reasonable adjustments may be made to the applicable performance conditions resulting from the transaction as determined in good faith by the UK Holdco Board (or authorized committee thereof) to be equitable and appropriate, and that any discretion exercised by the UK Holdco Board (or authorized committee thereof) under the terms of the 2013 Annual Bonus Plan in determining the achievement of performance or bonus amounts shall be exercised in a manner that is consistent with past practice of the Company. In addition, UK Holdco shall or shall cause its Subsidiaries: (A) to maintain following the First Viper Effective Time the 2013 commission and local incentive plans as in effect immediately prior to the Effective Time (collectively, the “2013 Commission Plans”), which are materially consistent with the terms of the 2012 commission and local incentive plans, and (B) to operate the 2013 Commission Plans through December 31, 2013 in accordance with their terms and in a manner that is consistent with past practice of the Company.

(d)      This Section 5.10 shall be binding upon and shall inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5.10, express or implied, is intended to confer upon any other Person (including for the avoidance of doubt any current or former directors, officers, employees, contractors or consultants of any of the Company or any of its Subsidiaries, Parent or any of its Subsidiaries, or on or after the First Viper Effective Time, UK Holdco, the Surviving Corporations or any of their respective Subsidiaries, their dependents and beneficiaries) any rights or remedies of any nature whatsoever under or by reason of this Section 5.10 or is intended to be, shall constitute or be construed as an amendment to or modification of any employee benefit plan, program, policy, agreement or arrangement of UK Holdco, the Company, the Parent, the Surviving Corporations or any respective Subsidiary thereof. Nothing herein shall be deemed to create any right to employment or continued employment or to a particular term or condition of employment with the UK Holdco, the Surviving Corporations or any of their respective Affiliates. Except as specifically provided in this Section 5.10(d), nothing in this Section 5.10 or any other provision of this Agreement shall limit the ability of UK Holdco, the Surviving Corporations or any of their Affiliates to amend, modify or terminate any benefit or compensation plan, program agreement or arrangement at any time assumed, established, sponsored or maintained by any of them.

Section 5.11   Indemnification, Exculpation and Insurance.

(a)      From and after the First Viper Effective Time and the First Lynx Effective Time, the Surviving Corporations shall jointly and severally indemnify, defend and hold harmless to the fullest extent permitted under applicable Law each Person who is, or was at any time prior to the First Lynx Effective Time, an officer or director of Parent or any Subsidiary thereof and each Person who served at the request of Parent or any Subsidiary thereof as a director, officer, trustee or fiduciary of another Person (each, a “Parent Indemnified Party” and, collectively, the “Parent Indemnified Parties”) and each Person who is, or was at any time prior to the First Viper Effective Time an officer or director of the Company or any Subsidiary thereof and each Person who served at the request of the Company or any Subsidiary thereof as a director, officer, trustee or fiduciary of another

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Person (each, a “Company Indemnified Party” and, collectively, the “Company Indemnified Parties” and, together with the Parent Indemnified Parties, the “Indemnified Parties”) against all losses, claims, damages, liabilities, costs and expenses (including attorneys’ fees), judgments, fines, penalties and amounts paid in settlement in connection with any Action arising out of or pertaining to acts or omissions, or alleged acts or omissions, by them in their capacities as such, whether commenced, asserted or claimed before, at or after the First Viper Effective Time or the First Lynx Effective Time, as applicable. In the event of any such Action, (i) the Viper Surviving Corporation and the Lynx Surviving Corporation shall pay, as incurred, the fees and expenses of counsel selected by the Indemnified Party, which counsel shall be reasonably acceptable to UK Holdco, in advance of the final disposition of any such Action to the fullest extent permitted by applicable Law so long as such Indemnified Party provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to be indemnified hereunder, and (ii) UK Holdco and the Viper Surviving Corporation or the Lynx Surviving Corporation, as applicable, will cooperate in the defense of any such matter.

(b)      For a period of six (6) years after the First Viper Effective Time and the First Lynx Effective Time, as applicable, the Surviving Corporations shall maintain in effect the Company’s, Parent’s and each of their respective Subsidiaries’ current directors’ and officers’ liability insurance and fiduciary insurance covering each Person currently covered by the Company’s, Parent’s and each of their respective Subsidiaries’ directors’ and officers’ liability insurance and fiduciary insurance policies (correct and complete copies of which have been heretofore made available to Parent) for acts or omissions occurring prior to the First Viper Effective Time and the First Lynx Effective Time, respectively; provided, however, that Surviving Corporations may substitute therefor policies of an insurance company the material terms of which, including coverage and amount, are no less favorable in any material respect to such Persons than the Company’s, Parent’s and their respective Subsidiaries’ existing policies as of the date hereof; and provided, further, that in no event shall the Surviving Corporations be required to pay annual premiums for insurance under this Section 5.11(b) in excess of 300% of the amount of the annual premiums paid or payable by the Company or Parent, respectively, for fiscal year 2012 for such purpose (which fiscal year 2012 premiums are hereby represented and warranted by (i) the Company to be as set forth in Section 5.11(b) of the Company Disclosure Letter and (ii) Parent to be as set forth in Section 5.11(b) of the Parent Disclosure Letter), it being understood that the Surviving Corporations shall nevertheless be obligated to provide as much coverage as may be obtained for such 300% amounts. For purposes of applying the limitations described in the preceding sentence, the amount of premiums available for such coverage shall be allocated equally as between insurance for the benefit of Persons previously covered by insurance policies of the Company and its Subsidiaries and Persons previously covered by insurance policies of Parent and its Subsidiaries.

(c)      In the event that UK Holdco, the Viper Surviving Corporation or the Lynx Surviving Corporation, as applicable, or any of their respective successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all its properties and assets to any Person, then, and in each such case, UK

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Holdco and the Surviving Corporations shall cause proper provision to be made so that the successor and assign of UK Holdco, the Viper Surviving Corporation or the Lynx Surviving Corporation, as applicable, assumes the obligations set forth in this Section 5.11.

(d)      The provisions of this Section 5.11 shall survive consummation of the Mergers and are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her legal representatives.

(e)      The rights of each Indemnified Party hereunder shall be in addition to any other rights such Indemnified Party may have under the Company Charter, the Company Bylaws, the Parent Charter, the Parent Bylaws or comparable organizational documents of any Subsidiary of the Company or Parent, as applicable, under any Contract to which such Indemnified Party is a party and under applicable Law.

(f)      From and after the First Viper Effective Time, UK Holdco shall cause the Continuing Director to be covered by UK Holdco’s directors’ and officers’ liability insurance to the same extent and on the same terms and conditions as such insurance coverage may be provided from time to time for UK Holdco’s other directors.

(g)      From and after the First Viper Effective Time, the certificate of incorporation and bylaws of the Viper Surviving Corporation and each of its Subsidiaries shall contain provisions with respect to indemnification, exculpation and advancement of expenses for the benefit of the applicable Indemnified Parties with respect to all periods through the First Viper Effective Time that are at least as favorable to such Indemnified Parties as those contained in the Company Charter, the Company Bylaws or comparable organizational documents of such Subsidiaries, as applicable, as in effect on the date hereof.

Section 5.12  Stock Exchange Listing; Delisting. Parent and UK Holdco shall use reasonable best efforts to cause the Holdco Shares issuable to stockholders of the Company and Parent in the First Viper Merger and the First Lynx Merger to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the earlier of the First Viper Effective Time and the First Lynx Effective Time. UK Holdco, Parent and the Company shall cooperate with each other in taking all necessary actions to delist the Company Common Stock and the Parent Common Stock from Nasdaq, to cancel the listing of the Company Common Stock on the Main Market of the UK Financial Services Authority and the admission of the same to trading on the London Stock Exchange and to terminate the registration of the Company Common Stock and the Parent Common Stock as of, or as promptly as practicable after, the First Viper Effective Time and the First Lynx Effective Time, as applicable.

Section 5.13  Public Announcements. The initial press release of the parties announcing the execution of this Agreement shall be a joint press release mutually agreed upon by Parent and the Company. Thereafter, Parent and the Company shall consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Mergers and the other transactions contemplated hereby, and, subject to Section 5.2 and Section 5.3, as applicable, the Company and Parent shall not issue any such press release or make any public

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statement with respect to this Agreement, the Holdco Share Issuance, the Mergers or any of the other transactions contemplated hereby without the prior written consent of the other, which consent shall not be unreasonably withheld or delayed, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange, national securities quotation system or the London Stock Exchange (in which case the Company or Parent, as applicable, shall use reasonable best efforts to allow the other reasonable time to comment on such release or statement in advance of such issuance to the extent reasonably practicable). Nothing in this Section 5.13 shall be deemed to require Parent or the Company to consult with, or obtain the approval of, the other party for any communication that does not contain any more material information regarding this Agreement, the Mergers, the Holdco Share Issuance and the other transactions contemplated hereby or the Support Agreement than contained in the initial joint press release or any communication previously approved by the other party.

Section 5.14  Section 16 Matters. Prior to the earlier of the First Viper Effective Time and the First Lynx Effective Time, each of UK Holdco, Parent and the Company shall take all such steps as may be necessary or appropriate to cause the transactions contemplated by this Agreement, including any dispositions of Company Common Stock (including derivative securities with respect to such Company Common Stock) or Parent Common Stock (including derivative securities with respect to such Parent Common Stock) or acquisitions of Holdco Shares (including derivative securities with respect to such Holdco Shares) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or Parent, or who will become subject to such reporting requirements with respect to UK Holdco, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.15  Existing Convertible Notes.

(a)      UK Holdco and the Viper Surviving Corporation will enter into a supplemental indenture to the 6.50% Convertible Senior Notes Indenture at the First Viper Effective Time or at such other time that is permitted under the 6.50% Convertible Senior Notes Indenture providing for the conversion and settlement of the Company Convertible Notes in accordance with the 6.50% Convertible Senior Notes Indenture, and will cooperate to provide to the trustee under the 6.50% Convertible Senior Notes Indenture such officers’ certificates, including the officer’s certificate required pursuant to Section 12.09 of the 6.50% Convertible Senior Notes Indenture, and opinions of counsel, in each case as may be required by the 6.50% Convertible Senior Notes Indenture as a result of the First Viper Merger. UK Holdco and the Viper Surviving Corporation shall give timely all notices required to be given to holders of the Company Convertible Notes pursuant to, and shall otherwise comply in all material respects with the terms of, the 6.50% Convertible Senior Notes Indenture.

(b)      Prior to the Closing, the Company shall provide cooperation in exercising the rights of the Company and its Subsidiaries under the Capped Call Agreement related to the 6.50% Convertible Senior Notes due 2016.

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Section 5.16  Financing.

(a)      Parent, UK Holdco and each of the Merger Subs shall use their reasonable best efforts to obtain, or cause to be obtained, the proceeds of the Debt Financing on the terms and conditions described in the Definitive Financing Agreements, including maintaining in effect the Definitive Financing Agreements, satisfying on a timely basis all conditions in the Definitive Financing Agreements the satisfaction of which are within the control of Parent, UK Holdco or any of the Merger Subs and, unless alternative financing has been put in place in compliance with the next sentence promptly after any breach under any of the Definitive Financing Agreements, seeking to enforce their rights, including seeking specific performance, under any of the Definitive Financing Agreements in the event of a breach by the other parties thereto. Parent, UK Holdco and the Merger Subs shall have the right from time to time to amend, restate, replace, supplement or otherwise modify, or waive any of its rights under, the Financing Commitments and/or substitute other financing for all or any portion of the Debt Financing from the same and/or alternative sources, provided that any such amendment, restatement, replacement, supplement or other modification to, or waiver of, any provision of the Financing Commitments shall not, without the prior written consent of the Company, (i) add new (or adversely modify any existing) condition to the Financing Commitments (unless such new condition or modification would not be reasonably expected to prevent or materially hinder or delay the consummation of the Merger), (ii) reduce the amount of the Debt Financing such that the aggregate funds that would be available to Parent, UK Holdco and the Merger Subs at the Closing would not be sufficient to satisfy Parent’s, UK Holdco’s and each of the Merger Subs’ obligations to pay the Cash Consideration as contemplated by the Financing Commitments, refinance the Scheduled Indebtedness to the extent required under the terms of such Indebtedness and finance the payment of fees, expenses, accrued interest and premiums, as applicable, related to the provision of the Debt Financing or the refinancing of the Scheduled Indebtedness, or (iii) could reasonably be expected to prevent, or materially impede or delay the consummation of the Merger. Upon any such amendment, supplement or modification of the Financing Commitments in accordance with this Section 5.16(a), the term “Financing Commitments” shall mean the Financing Commitments as so amended, supplemented or modified. Parent, UK Holdco and each of the Merger Subs shall give the Company prompt notice of any material breach by any party to the Definitive Financing Agreements of which Parent, UK Holdco or any of the Merger Subs has become aware, any condition not likely to be satisfied or any termination of the Definitive Financing Agreements. In the event that any portion of the Debt Financing becomes unavailable, regardless of the reason therefor (and such portion is required for the purposes described in clauses (A), (B) and (C) of this Section 5.16(a)), Parent, UK Holdco and each of the Merger Subs will (1) use their reasonable best efforts to obtain, as promptly as practicable following the occurrence of such event, alternative debt financing (in an amount sufficient, when taken together with other sources of funds available to Parent, UK Holdco and each of the Merger Subs, to consummate the transactions contemplated by this Agreement, including (A) to satisfy Parent’s, UK Holdco’s and each of the Merger Subs’ obligations to pay in full the aggregate Cash Consideration, (B) to refinance the Scheduled Indebtedness to the extent required under the terms of such indebtedness and (C) to finance the payment of fees, expenses, accrued interest and premiums, as applicable, related to the provision of the Debt

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Financing or the refinancing of the Scheduled Indebtedness) on terms that are no less favorable, taken as a whole, to Parent, UK Holdco and the Company from the same or other sources and that would not reasonably be expected to prevent, or materially impede or delay the consummation of the Debt Financing or the Mergers and (2) promptly notify the Company of such unavailability and the reason therefor. For the purposes of this Agreement, the term “Financing Commitments” shall be deemed to include any financing commitment or definitive financing agreement with respect to any alternative financing arranged in compliance herewith. Parent shall keep the Company reasonably informed on a reasonably current basis of the status of its efforts to consummate the Debt Financing. Notwithstanding the foregoing, compliance by Parent with this Section 5.16 shall not relieve Parent, UK Holdco and the Merger Subs of their obligations to consummate the transactions contemplated by this Agreement whether or not the Debt Financing is available.

(b)      Prior to the Closing, the Company shall provide and shall use its reasonable best efforts to cause its Representatives, including legal and accounting Representatives, to provide all cooperation reasonably requested by Parent and/or UK Holdco in connection with the arrangement of the Debt Financing (including any offering or private placement of debt securities), including (i) furnishing Parent, UK Holdco and the Financing Parties as promptly as practicable as required by the Financing Commitments with financial information and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested (and updated as reasonably requested) by Parent and/or UK Holdco to consummate the Debt Financing and is customary to be included in (x) marketing materials for senior secured and/or unsecured indebtedness (or any documentation or deliverables in connection therewith) or (y) an offering document relating to a private placement of secured and/or unsecured high-yield debt securities under Rule 144A and Regulation S of the Securities Act, including data and other information that would be included customarily in such marketing materials and offering document, and all information and data that would be reasonably necessary for an investment bank to receive customary (for high yield debt securities) “comfort” (including “negative assurance” comfort) from independent accountants in connection with such offering (all such information in this clause (i), together with all such other information required by the Financing Commitments, (collectively, the “Required Information”); provided, however, that the Required Information shall not include, and Parent and UK Holdco shall be responsible for, any post-Closing or pro forma projections, cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing), (ii) participating in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Debt Financing and senior management, representatives or advisors, with appropriate seniority and expertise, of the Company and its Subsidiaries), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Debt Financing, and assisting with the preparation of materials for rating agency presentations, roadshow presentations, offering memoranda, bank information memoranda and similar documents required in connection with the Debt Financing and otherwise reasonably cooperate in the marketing efforts related to the Debt Financing, (iii) issuing customary representation letters to auditors and using reasonable best

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efforts to obtain consents and customary comfort letters of independent accountants (including “negative assurance” comfort), legal opinions as reasonably requested by Parent as necessary and customary for financings similar to the Debt Financing (including any offering or private placement of debt securities pursuant to Rule 144A and Regulation S under the Securities Act), (iv) using reasonable best efforts to assist in the preparation of a customary confidential information memorandum for the debt facilities and other customary marketing materials to be used in connection with the syndications reasonably deemed necessary by the lead arranger of the Debt Financing to complete a successful syndication pursuant to the terms of the Financing Commitments, (v) using reasonable best efforts to help Parent and UK Holdco procure a public corporate credit rating and a public corporate family rating in respect of the relevant issuer, borrower or guarantor under the facilities or other debt instruments contemplated by the Financing Commitments from Standard & Poor’s Ratings Services (“S&P”) and Moody’s Investors Service, Inc. (“Moody’s”), respectively, and public ratings for any of the facilities or notes issued in connection with the Debt Financing from each of S&P and Moody’s, (vi) assist in the preparation of one or more credit or other agreements, as well as any pledge and security documents, and other definitive financing documents, collateral filings or other certificates or documents as may be reasonably requested by Parent and/or UK Holdco and otherwise reasonably facilitating the pledging of collateral and taking all necessary corporate or other entity actions to facilitate all of the foregoing, (vii) providing all documentation and other information about the Company as is reasonably requested by the Financing Parties with respect to applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act, (viii) arranging for the repayment on the Closing Date of the Scheduled Indebtedness to the extent it is being refinanced on the Closing Date and using reasonable best efforts to obtain customary pay-off letters, lien terminations, title transfers, and instruments of discharge or transfer relating to any collateral to be delivered at the Closing Date, (ix) cooperating reasonably with the Financing Sources’ due diligence, to the extent customary and reasonable, (x) upon the reasonable request of the Parent and/or UK Holdco, using reasonable best efforts to provide certificates from the Company with respect to the information provided by the Company in any offering memorandum required by the Definitive Financing Agreements, and (xi) upon the reasonable request of the Parent and/or UK Holdco, using reasonable best efforts to arrange for and to complete a consent solicitation process with respect to the Scheduled Indebtedness, including the execution and delivery by the relevant Subsidiary of the Company of a consent solicitation agent agreement (or similar agreement) on reasonable terms consistent with this Agreement, any supplemental indenture that is required to implement any amendment, waiver or other modification approved in such consent solicitation (provided that such amendment, waiver or other modification will not continue to be effective if the Mergers are not consummated); provided, however, that Parent shall be obligated to pay, or simultaneously reimburse the Company for, any consent fee and other fees or expenses incurred in connection with such consent solicitation. The foregoing notwithstanding, (A) except to the extent necessary to authorize actions set forth in clauses (i) to (xi) in the prior sentence, neither the Company nor any Persons who are directors of the Company shall be required to pass resolutions or consents to approve or authorize the execution of the Debt Financing, (B) no obligation of the Company or any of its Subsidiaries or any of their respective Representatives under any

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certificate, document or instrument executed pursuant to the foregoing shall be effective until the Closing, (C) none of the Company or its Subsidiaries nor any of their respective Representatives shall be required to pay any commitment or other similar fee or incur any other cost or expense that is not simultaneously reimbursed by Parent in connection with the Debt Financing or provide indemnification under any agreement, in each case prior to the Closing, (D) no obligation set forth herein shall unreasonably interfere with the ongoing business or operations of the Company and its Subsidiaries and (E) no obligation set forth herein will require the Company or any of its Subsidiaries to take any action that will conflict with or violate any of their Contracts or charter documents or applicable Law. Nothing contained in this Section 5.16(b) or otherwise shall require the Company or any of its Subsidiaries, prior to the Effective Time, to be an issuer or other obligor with respect to the Debt Financing. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or its Subsidiaries or their respective Representatives in connection with such cooperation and shall indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives for and against any and all losses, claims, costs and expenses actually suffered or incurred by them, as incurred, in connection with the arrangement of the Debt Financing or any action taken by them at the request of Parent or UK Holdco pursuant to this Section 5.16(b), except in the event it is determined by a competent court in a final and non-appealable judgment that such losses result from the willful misconduct, gross negligence, fraud or intentional misrepresentation of the Company, any of its Subsidiaries or any of their respective Representatives, and pending any such judgment, Parent shall promptly pay (and advance all expenses in connection with) all such indemnification claims. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided, however, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(c)      All non-public or otherwise confidential information regarding the Company or its Subsidiaries obtained by Parent, UK Holdco or their Representatives pursuant to this Section 5.16 shall be kept confidential in accordance with the Confidentiality Agreement.

(d)      Notwithstanding anything to the contrary contained in this Agreement, the condition set forth in Section 6.2(b), as it applies to the Company’s obligations under Section 5.16(b), shall be deemed satisfied unless the Company’s breaches of its obligations under Section 5.16(b) prevented Parent and/or UK Holdco from having funds available to fund the aggregate Cash Consideration.

Section 5.17  Certain Pre-Closing Actions.

(a)      In connection with the actions necessary or advisable to effect consummation of the Mergers and the related transactions, including the obtaining of any financing (such related transactions, the “Pre-Merger Transactions”), Parent and the Company agree that:

(i)      Prior to the Closing and prior to the contribution by Parent of Lynx Merger Sub 1 to the capital of UK Holdco, Lynx Merger Sub 1 will purchase or

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otherwise acquire from UK Holdco up to 85% and no less than 40% of the shares of UK Holdco that will comprise the Parent Merger Consideration in exchange for a promissory note of Lynx Merger Sub 1, and Lynx Merger Sub 1 will contribute such shares of UK Holdco to Lynx Merger Sub 2; provided that if the principal amount of the promissory note is greater than 75% of the Parent Merger Consideration, the principal amount and interest rate of the promissory note will be supported by appropriate third party documentation.

(ii)     Prior to the Closing, UK Holdco and Parent shall undertake the UK Holdco Re-Registration.

(iii)    Prior to the Closing, Parent shall contribute Lynx Merger Sub 1 to the capital of UK Holdco, following which Lynx Merger Sub 1 shall be a direct wholly-owned Subsidiary of UK Holdco and Lynx Merger Sub 2 shall be a direct wholly-owned subsidiary of Lynx Merger Sub 1.

(iv)    Prior to the Closing, each of Viper Merger Sub 1 and Lynx Merger Sub 1 shall be converted into a Delaware corporation in accordance with Section 265 of the DGCL and Section 216 of the DLLCA. Following such conversions, and immediately following the First Viper Effective Time and the First Lynx Effective Time, respectively, the board of directors of Viper Merger Sub 1 shall approve the Second Viper Merger and the board of directors of Lynx Merger Sub 1 shall approve the Second Lynx Merger (collectively, the “Merger Sub Corporate Approvals”).

(v)     Immediately prior to the First Viper Effective Time, and in recognition and consideration of the issue by UK Holdco of the Company Stock Consideration to the holders of (cancelled) Company Common Stock, Viper Merger Sub 2 shall issue new membership interests to Viper Merger Sub 1, Viper Merger Sub 1 shall issue new stock to UK Midco, and UK Midco shall issue new shares to UK Holdco. The number of membership interests, stock and shares to be issued shall be agreed between Parent and the Company before the First Viper Effective Time, and all such interests shall be treated as fully paid up.

(vi)    Immediately prior to the First Lynx Effective Time, and in recognition and consideration of the issue by UK Holdco of the Parent Merger Consideration to the holders of (cancelled) Parent Common Stock (for the avoidance of doubt, other than the shares of UK Holdco that were purchased or otherwise acquired by Lynx Merger Sub 1 and contributed to Lynx Merger Sub 2 for use as the Parent Merger Consideration), Lynx Merger Sub 2 shall issue new membership interests to Lynx Merger Sub 1, and Lynx Merger Sub 1 shall issue new stock to UK Holdco. The number of membership interests and stock to be issued shall be agreed between Parent and the Company before the First Lynx Effective Time, and all such interests shall be treated as fully paid up.

(vii)   Immediately prior to and at the time of the Viper Mergers, (A) for U.S. federal income tax purposes, Viper Merger Sub 1 shall be a direct, wholly-owned Subsidiary of UK Holdco (i.e., any entities in between UK Holdco and Viper Merger Sub 1 shall be “disregarded entities” for U.S. federal income tax purposes), and (B) Viper Merger Sub 2 shall be a direct, wholly-owned Subsidiary of Viper Merger Sub 1.

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(b)      Parent, UK Holdco, and the Merger Subs agree that any action taken hereafter, directly or indirectly, to assist in the consummation of the Mergers and the Pre-Merger Transactions must not:

(i)      change in any way, or be inconsistent with, the terms and conditions of this Agreement;

(ii)     change in any way the amount of the Company Cash Consideration or the amount or composition of the Company Stock Consideration payable in the Viper Mergers or the amount or composition of the Parent Merger Consideration payable in the Lynx Mergers;

(iii)    change in any adverse way that is more than de minimis the income tax consequences to the holders of Company Common Stock or any of the parties that own any of the interests described in Section 2.5, in each case, in connection with the Mergers;

(iv)    increase by a material amount the income tax costs to any party to this Agreement or its Subsidiaries, of the Mergers, the Pre-Merger Transactions or any other transactions contemplated by this Agreement;

(v)     materially increase the costs to any party to this Agreement or its Subsidiaries with respect to the Mergers or any other transactions contemplated by this Agreement;

(vi)    cause the performance of the covenants and agreements of any party hereunder to become more burdensome; or

(vii)   materially increase the regulatory or other consents or approvals required to consummate the Mergers or any other transactions contemplated by this Agreement or the Financing Commitments; or materially delay, or otherwise result in any impediment to, the consummation of the Mergers or any other transactions contemplated by this Agreement or the Financing Commitments.

(c)      Notwithstanding anything to the contrary contained in this Agreement, if, prior to the Closing Date, Parent or the Company determines, acting reasonably and in good faith and in consultation with its tax advisors, that, as a result of a change in applicable Law, facts relating to the Mergers and/or the Pre-Merger Transactions or other similar circumstances, UK Holdco, Parent or the Company (or any of their respective Subsidiaries) is more likely than not to recognize a material amount of taxable income or gain for U.S. federal income tax purposes or may be subject to a material amount of U.K. tax, including U.K. corporation tax, stamp duty and stamp duty reserve tax, in either case, in connection with the Mergers and/or the Pre-Merger Transactions, subject to the provisions of this Section 5.17, Parent and the Company shall give good faith consideration to proposals to seek to restructure the Mergers and related transactions in a manner that reduces or eliminates such taxable income or gain or tax; provided, however, that any such proposal(s) shall not result in or require an extension of the Outside Date or delay the Closing.

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Section 5.18  Final UK Holdco Articles. As promptly as practicable following the date hereof, and prior to the filing of the Joint Proxy Statement and the Form S-4 with the SEC, Parent and the Company shall finalize the terms of the articles of association of UK Holdco to become effective in connection with the UK Holdco Re-Registration which shall be drafted by Parent in the first instance; provided, however, that the terms thereof shall be consistent in all material respects with Exhibit C and otherwise on terms and conditions reasonably satisfactory to Parent and the Company acting in good faith (the “Final UK Holdco Articles”.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1   Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligations of each party to effect the Mergers and to consummate the other transactions contemplated by this Agreement is subject to the satisfaction at or prior to the Closing of the following conditions:

(a)      Stockholder Approval.

(i)      The Company Stockholder Approval shall have been obtained.

(ii)     The Parent Stockholder Approval shall have been obtained.

(b)      EUMR; Other Approvals.

(i)      Issuance of a decision by the European Commission declaring the transactions contemplated hereby to be compatible with the common market pursuant to the EUMR, or expiry of the deadlines to issue a decision with the consequence that such transactions are deemed compatible with the common market pursuant to Article 10(6) of the EUMR or, if the European Commission refers the whole or part of the transactions to one or more national competition authorities, including but not limited to the U.K. Office of Fair Trading, pursuant to Article 9 EUMR, or is deemed to have done so, each such national competition authority granting clearance of the whole or relevant part of the transactions or are deemed cleared as the case may be and, where applicable, the European Commission granting clearance under the EUMR in respect of the part of the transaction not being referred to one or more national competition authorities, or expiry of the deadlines to issue a decision with the consequence that such part of the transactions is deemed compatible with the common market pursuant to the EUMR.

(ii)     Should the U.K. Secretary of State serve an Intervention Notice pursuant to section 67 of the U.K. Enterprise Act 2002 (“European Intervention Notice”) prior to the satisfaction of the conditions set forth in Section 6.1(b)(i) and Section 6.1(b)(iii), the U.K. Secretary of State shall have confirmed to Parent and/or the Company in writing that she will not make an adverse public interest finding.

(iii)    All required consents, approvals and waivers under any Antitrust Laws or Communications Laws, including all Company License Consents and Parent License

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Consents, relating to the transactions contemplated by this Agreement in the jurisdictions listed in Section 6.1(b) of the Parent Disclosure Letter shall have been obtained.

(c)      No Injunctions or Legal Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any Governmental Entity of competent jurisdiction shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any such case, enjoins, prohibits or makes illegal the consummation of the transactions contemplated by this Agreement.

(d)      Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or, to the knowledge of Parent or the Company, threatened.

(e)      Nasdaq Listing. The Holdco Shares issuable to the stockholders of the Company and Parent as provided for in Article II shall have been approved for listing on Nasdaq, subject to official notice of issuance.

Section 6.2    Conditions to the Obligations of Parent, UK Holdco and the Merger Subs. The obligations of Parent, UK Holdco and the Merger Subs to effect the Mergers and to consummate the other transactions contemplated by this Agreement is also subject to the satisfaction, or waiver by Parent, at or prior to the Closing, of the following conditions:

(a)      Representations and Warranties.

(i)      Each of the representations and warranties of the Company set forth in Section 3.1(a) (solely as it relates to the Company), Section 3.2(a), Section 3.4, clause (i) of Section 3.5(a), and clause (c) of Section 3.9 shall be true and correct in all respects (except, in the case of Section 3.2(a), for de minimis exceptions) as of the date hereof and as of the Closing Date as if made as of the Closing Date (except to the extent such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of that date).

(ii)     All of the other representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects (without giving effect to any materiality, Company Material Adverse Effect or similar qualifiers) as of the date hereof and as of the Closing Date as if made as of the Closing Date (except to the extent such representation and warranty speak as of a particular date, in which case such representation and warranty shall be true and correct as of that date) except to the extent such inaccuracies have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)      Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the First Viper Effective Time.

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(c)      Officers’ Certificate. Parent shall have received a certificate signed by a senior executive officer of the Company certifying as to the matters set forth in Sections 6.2(a) and 6.2(b).

Section 6.3    Conditions to the Obligations of the Company. The obligation of the Company to effect the First Viper Merger and to consummate the other transactions contemplated by this Agreement is also subject to the satisfaction, or waiver by the Company, at or prior to the Closing, of the following conditions:

(a)      Representations and Warranties.

(i)      Each of the representations and warranties of Parent, UK Holdco and the Merger Subs set forth in Section 4.1(a) (solely as it relates to Parent), Section 4.2(a), Section 4.4, clause (i) of Section 4.5(a) and clause (c) of Section 4.9 shall be true and correct in all respects (except, in the case of Section 4.2(a) for de minimis exceptions) as of the date hereof and as of the Closing Date as if made as of the Closing Date (except to the extent such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of that date).

(ii)     All of the other representations and warranties of Parent, UK Holdco and the Merger Subs set forth in this Agreement shall be true and correct in all respects (without giving effect to any materiality, Parent Material Adverse Effect or similar qualifiers) as of the date hereof and as of the Closing Date as if made as of the Closing Date (except to the extent such representation and warranty speak as of a particular date, in which case such representation and warranty shall be true and correct as of that date) except to the extent such inaccuracies have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)      Performance of Obligations of Parent, UK Holdco and the Merger Subs. Parent, UK Holdco and the Merger Subs shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the First Viper Effective Time and the First Lynx Effective Time, including Parent’s obligations pursuant to Section 1.8.

(c)      Officers’ Certificate. The Company shall have received a certificate signed by a senior executive officer of Parent certifying as to the matters set forth in Sections 6.3(a) and 6.3(b) and evidence reasonably satisfactory to the Company, of Parent’s compliance with Section 1.8.

(d)      Merger Consideration. Parent or UK Holdco shall have delivered to the Exchange Agent the aggregate Company Merger Consideration as required by Section 2.8.

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ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1    Termination. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the earlier of the First Viper Effective Time and the First Lynx Effective Time, whether before or after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained (with any termination by Parent also being an effective termination by UK Holdco and each of the Merger Subs):

(a)      by mutual written consent of Parent and the Company;

(b)      by either Parent or the Company:

(i)      if the Mergers shall not have been consummated on or before the eight (8) month anniversary of the date hereof (the “Initial Outside Date”, the Initial Outside Date as extended from time as set forth below, the “Outside Date”); provided, however, that if at any time prior to the Initial Outside Date (A) the European Commission refers the review of the Mergers to one or more national competition authorities under Article 9 EUMR, or (B) the European Commission opens a “Phase II” investigation, or (C) the U.K. Secretary of State issues a European Intervention Notice, (1) Parent may, by written notice to the Company from time to time, extend the Outside Date, but not beyond the date that is the eleven (11) month anniversary of the date hereof and (2) Company may, by written notice to Parent from time to time, extend the Outside Date, but not beyond the date that is the nine (9) month anniversary of the date hereof; provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose breach of any provision of this Agreement or failure to fulfill in any material respect any of such party’s obligations under this Agreement was the principal cause for the failure of the Mergers to be consummated by the Outside Date; and; provided, further, that the Outside Date shall also be extended pursuant to Section 5.2(d) or Section 5.4(a)(iv);

(ii)     if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule, Law or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such judgment, order, injunction, rule, Law or decree shall have become final and nonappealable or any Governmental Entity shall have finally and non-appealably declined to grant any of the approvals of any Governmental Entity the receipt of which is necessary to satisfy the condition set forth in Section 6.1(c); provided, however, that a prohibition decision from the European Commission and/or a report from the UK Competition Commission finding a substantial lessening of competition that cannot be remedied regarding the Mergers contemplated hereby shall be deemed to be such Governmental Entity’s final and nonappealable order without any further action; provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall not be available to any party whose breach of any provision of this Agreement or failure to fulfill in any material respect any of such party’s obligations under this Agreement was the principal cause for such action;

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(iii)    if, upon a vote at a duly held meeting (including any adjournment or postponement thereof) to obtain the Company Stockholder Approval, the Company Stockholder Approval shall not have been obtained; or

(iv)    if, upon a vote at a duly held meeting (including any adjournment or postponement hereof) to obtain the Parent Stockholder Approval, the Parent Stockholder Approval shall not have been obtained;

(c)      by Parent:

(i)      if the Company shall have breached or failed to perform any of its covenants or agreements set forth in this Agreement, or if any representation or warranty of the Company shall have been untrue as of the date hereof or shall thereafter have become untrue, which breach or failure to perform or to be or remain true, either individually or in the aggregate, if occurring or continuing at the Closing (x) would result in the failure of any of the conditions set forth in Section 6.2(a) or 6.2(b) and (y) cannot be or has not been cured by the earlier of (1) the Outside Date (as it may be extended) and (2) 30 days after the giving of written notice to the Company of such breach or failure; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if, at the time of delivery of such written notice, Parent, UK Holdco or any of the Merger Subs shall have materially breached or failed to perform their covenants or agreements set forth in this Agreement or any of their representations or warranties shall have been untrue as of the date hereof or shall thereafter have become untrue such that Section 6.3(a) or 6.3(b) would not be satisfied;

(ii)     if the Company Board shall have failed to include the Company Board Recommendation in the Joint Proxy Statement or the Company Board shall have effected a Company Board Recommendation Change (other than a failure to include the Company Board Recommendation following, or a Company Board Recommendation Change relating to, a Parent Stock Event);

(iii)    if the Company Board shall have effected a Company Board Recommendation Change following or relating to a Parent Stock Event, no earlier than the day following the tenth (10th) Business Day after the date of such Company Board Recommendation Change relating to a Parent Stock Event; provided, however, that Parent may not terminate this Agreement pursuant to this clause (iii) if the Company Stockholder Approval shall have been obtained on or prior to such tenth (10th) Business Day; or

(iv)    if the Parent Board approves, and authorizes Parent to enter into, a definitive agreement providing for the implementation of a Superior Parent Proposal, but only so long as (A) the Parent Stockholder Approval has not yet been obtained and (B) concurrently with any termination pursuant to this Section 7.1(c)(iv), Parent pays the Company the termination fee set forth in Section 7.3(c)(i).

(d)      by the Company:

(i)      if Parent, UK Holdco or any of the Merger Subs shall have breached or failed to perform any of their covenants or agreements set forth in this Agreement,

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or if any representation or warranty of Parent, UK Holdco or any of the Merger Subs shall have been untrue as of the date hereof or shall thereafter have become untrue, which breach or failure to perform or to be or remain true, either individually or in the aggregate, if occurring or continuing at the Closing (A) would result in the failure of any of the conditions set forth in Section 6.3(a) or 6.3(b) and (B) cannot be or has not been cured by the earlier of (1) the Outside Date (as it may be extended) and (2) 30 days after the giving of written notice to Parent of such breach or failure; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if, at the time of delivery of such written notice, it shall have materially breached or failed to perform its covenants or agreements set forth in this Agreement or any of its representations or warranties shall have been untrue as of the date hereof or shall thereafter have become untrue such that Section 6.2(a) or 6.2(b) would not be satisfied;

(ii)     if the Parent Board shall have failed to include the Parent Board Recommendation in the Joint Proxy Statement or shall have effected a Parent Board Recommendation Change; or

(iii)    if the Company Board approves, and authorizes the Company to enter into, a definitive agreement providing for the implementation of a Superior Company Proposal from an Excluded Party, but only so long as (A) the Company Stockholder Approval has not yet been obtained and (B) concurrently with any termination pursuant to this Section 7.1(d)(iii), the Company pays Parent the termination fee set forth in Section 7.3(b)(i).

The party desiring to terminate this Agreement pursuant to this Section 7.1 (other than pursuant to Section 7.1(a)) shall provide written notice of termination to the other party, and any such termination in accordance with this Section 7.1 shall be effective immediately upon delivery of such written notice to the other party.

Section 7.2    Notice of Termination; Effect of Termination. In the event of termination of the Agreement, this Agreement shall immediately become void and have no effect, without any liability or obligation on the part of Parent, UK Holdco, any of the Merger Subs or the Company, provided, however, that:

(a)      the Confidentiality Agreement and the provisions of the last sentence of Section 5.5(a) and the last sentence of Section 5.5(b) (Access to Information; Confidentiality), this Section 7.2, Section 7.3 (Fees and Expenses), Section 7.4 (Amendment or Supplement), Section 8.2 (Notices), Section 8.4 (Interpretation), Section 8.5 (Entire Agreement), Section 8.6 (No Third Party Beneficiaries), Section 8.7 (Governing Law), Section 8.8 (Submission to Jurisdiction), Section 8.9 (Assignment; Successors), Section 8.10 (Specific Performance), Section 8.12 (Severability), Section 8.13 (Waiver of Jury Trial) and Section 8.17 (No Presumption Against Drafting Party) shall survive the termination hereof;

(b)      the Company or Parent, as applicable, may have liability as provided in Section 7.3; and

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(c)      no such termination shall relieve any party from any liability for damages resulting from any Willful and Material Breach of any of its representations, warranties, covenants or agreements in this Agreement, in which case the non-breaching party shall be entitled to all rights and remedies available at Law or in equity.

Section 7.3    Fees and Expenses.

(a)      Except as otherwise provided in this Section 7.3, all fees and expenses incurred in connection with this Agreement, the Mergers and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Mergers are consummated.

(b)      The Company agrees:

(i)      to pay, or cause its designee to pay, Parent a fee equal to $235,000,000 if this Agreement is terminated by the Company pursuant to Section 7.1(d)(iii) (in which case, the fee shall be payable at the time of termination); and

(ii)     to pay, or cause its designee to pay, Parent a fee equal to $470,000,000 (minus any amount previously paid pursuant to Section 7.3(d)(i)) if this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b)(iii) and the event giving rise to the right to terminate occurred at a time when a Company Acquisition Proposal had been publicly announced or otherwise made publicly known (other than by Parent or its Affiliates) and not withdrawn and, within six (6) months after such termination, either the Company enters into a definitive agreement relating to a Company Acquisition Transaction which is subsequently completed or a transaction contemplated by a Company Acquisition Proposal is consummated (in which case, the fee shall be payable within two (2) Business Days after consummation of such Company Acquisition Transaction); provided, however, that if the Company Acquisition Proposal pending at the time of termination was submitted by an Excluded Party, then the fee payable by the Company or its designee shall be equal to $235,000,000 (minus any amount previously paid pursuant to Section 7.3(d)(i)); and

(iii)    to pay, or cause its designee to pay, Parent a fee equal to $470,000,000 if this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii).

For purposes of this Section 7.3(b), all references to twenty percent (20%) in the definition of Company Acquisition Proposal shall be deemed reference to fifty percent (50%).

(c)      Parent agrees:

(i)      to pay the Company a fee equal to $470,000,000 if this Agreement is terminated by Parent pursuant to Section 7.1(c)(iv) or by the Company pursuant to Section 7.1(d)(ii); and

(ii)     to pay, or cause its designee to pay, the Company a fee equal to $470,000,000 (minus any amount previously paid pursuant to Section 7.3(d)(ii)) if this

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Agreement is terminated by Parent or the Company pursuant to Section 7.1(b)(iv) and the event giving rise to the right to terminate occurred at a time when a Parent Acquisition Proposal had been publicly announced or otherwise made publicly known (other than by the Company or its Affiliates) and not withdrawn and, within six (6) months after such termination, either Parent enters into a definitive agreement relating to a Parent Acquisition Transaction which is subsequently completed or a transaction contemplated by a Parent Acquisition Proposal is consummated (in which case, the fee shall be payable within two (2) Business Days after consummation of such Parent Acquisition Transaction).

For purposes of this Section 7.3(c), all references to twenty percent (20%) in the definition of Parent Acquisition Proposal shall be deemed reference to fifty percent (50%).

(d)      In the event that this Agreement is terminated:

(i)      pursuant to Section 7.1(b)(iii), then the Company shall pay to Parent on the date of such termination, Parent’s reasonable, documented, out-of-pocket expenses (including fees to advisors and financing fees), up to a maximum of $35,000,000; provided, however, that the foregoing shall not be applicable if the failure to obtain the Company Stockholder Approval shall have followed a Company Board Recommendation Change relating to a Parent Stock Event; provided, further, that no such expenses shall be paid if a termination fee is being or has been paid pursuant to Section 7.3.

(ii)     pursuant to Section 7.1(b)(iv), then Parent shall pay to the Company on the date of such termination, the Company’s reasonable, documented, out-of-pocket expenses (including fees to advisors), up to a maximum of $35,000,000; provided, further, that no such expenses shall be paid if a termination fee is being or has been paid pursuant to Section 7.3.

(e)      Any fee or other payment payable pursuant to Section 7.3(b), Section 7.3(c) or Section 7.3(d) shall be made by wire transfer of same day funds to the account specified by the party to receive such payment. In no event shall the Company be required to pay more than one (1) termination fee pursuant to Section 7.3(b).

(f)      Parent, UK Holdco, each of the Merger Subs and the Company agree that the payments provided for in Section 7.3(b), Section 7.3(c) and Section 7.3(d) shall be the sole and exclusive remedy of Parent, UK Holdco and each of the Merger Subs, on the one hand, or the Company, on the other hand, upon termination of this Agreement under circumstances giving rise to an obligation (or potential obligation) of the Company or Parent to pay the amounts set forth in Section 7.3(b), Section 7.3(c) or Section 7.3(d), respectively, and such remedy shall be limited to the aggregate of the sums stipulated in such Sections; provided, however, that nothing herein shall relieve any party from liability for any Willful and Material Breach of any of its representations, warranties, covenants or agreements set forth in this Agreement.

(g)      Each of the parties hereto acknowledge that the agreements contained in this Section 7.3 are a material inducement to the entry into this Agreement by the other parties

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hereto. Accordingly, (i) if the Company or its designee shall fail to pay any expense reimbursement or termination fee when due, the Company shall reimburse Parent for all reasonable costs and expenses incurred by Parent (including reasonable fees and expenses of counsel) in connection with the collection and enforcement of this Section 7.3 and (ii) if Parent shall fail to pay any expense reimbursement or termination fee when due, Parent shall reimburse the Company for all reasonable costs and expenses incurred by the Company (including reasonable fees and expenses of counsel) in connection with the collection and enforcement of this Section 7.3.

Section 7.4 Amendment or Supplement. Subject to applicable Law and the rules of Nasdaq, this Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective boards of directors at any time prior to the earlier of First Viper Effective Time and the First Lynx Effective Time, whether before or after the Company Stockholder Approval and/or Parent Stockholder Approval has been obtained. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of Parent and the Company (and any such amendment shall be binding on all parties hereto).

Section 7.5    Extension of Time; Waiver. At any time prior to the earlier of First Viper Effective Time and the First Lynx Effective Time, the parties may, by action taken or authorized by their respective Boards of Directors, subject to applicable Law and the rules of Nasdaq and the London Stock Exchange, (a) extend the time for the performance of any of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions of the other parties contained herein. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1    Non-Survival. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the earlier of the First Viper Effective Time and the First Lynx Effective Time, other than those covenants or agreements of the parties that by their terms apply, or are to be performed in whole or in part, after the First Viper Effective Time or the First Lynx Effective Time, as applicable, including the obligations of UK Holdco in respect of Section 5.11 and the reimbursement and indemnification obligations of Parent contained in Section 5.16(b).

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Section 8.2    Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by electronic mail (but only if followed by transmittal by recognized overnight courier or by hand delivery the next Business Day), (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier (upon proof of delivery) or (c) on the earlier of confirmed receipt or the seventh (7th) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)         if to Parent, UK Holdco, any of the Merger Subs, the Viper Surviving Corporation or the Lynx Surviving Corporation, to:

Liberty Global, Inc.

12300 Liberty Boulevard

Englewood, CO 80112

Attention: Bryan H. Hall, General Counsel

E-mail: separately provided

and

Liberty Global, Inc.

38 Hans Crescent

London SW1X OLZ

United Kingdom

Attention: Andrea Salvato

E-mail: separately provided

with a copy (which shall not constitute notice) to:

Shearman & Sterling LLP

599 Lexington Avenue

New York, New York 10022

Attention: George A. Casey, Esq.

                 Eliza W. Swann, Esq.

E-mail: george.casey@shearman.com

             eliza.swann@shearman.com

(ii)        if to the Company, to:

Virgin Media Inc.

65 Bleecker Street, 6th Floor

New York, New York 10012

Attention: General Counsel

E-mail: separately provided

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with (which shall not constitute notice) copy to:

Virgin Media Limited

Bartley Wood Business Park Bartley Way

Hook, Hampshire RG27 9UP

United Kingdom

Attention: Caroline Withers

E-mail: separately provided

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

Attention: Arthur Fleischer, Esq.

                 John Sorkin, Esq.

E-mail: arthur.fleischer@friedfrank.com

             john.sorkin@friedfrank.com

Fried, Frank, Harris, Shriver & Jacobson (London) LLP

99 City Road

London EC1Y 1AX

Attention: Robert Mollen, Esq.

Email: robert.mollen@friedfrank.com

Section 8.3    Certain Definitions. For purposes of this Agreement:

(a)      “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person;

(b)      “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York and London, United Kingdom are authorized or required by applicable Law to be closed;

(c)      “Company Incentive Plans” means the Amended and Restated Virgin Media 2004 Stock Incentive Plan (formerly the Amended and Restated 2004 NTL Stock Incentive Plan), the Virgin Media Inc. 2004 Stock Incentive Plan (formerly known as the Telewest Global, Inc. 2004 Stock Incentive Plan), the Virgin Media Inc. 2006 Stock Incentive Plan, as amended and the Virgin Media Inc. 2010 Stock Incentive Plan (including the UK Employees Subplan).

(d)      “Company Material Adverse Effect” means any event, change, circumstance, discovery, announcement, occurrence, effect or state of facts that, individually or in the aggregate, (i) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) would or would reasonably be expected to prevent or materially delay the ability of the Company to consummate the First Viper Merger or any of

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the other transactions contemplated by this Agreement; but, for purposes of clause (i) only, except to the extent any event, change, circumstance, discovery, announcement, occurrence, effect or state of facts results from (A) changes or conditions generally affecting the industries in which the Company and its Subsidiaries operate, or the economy or the financial or securities markets, in the United States and/or the United Kingdom, (B) the outbreak or escalation of war, armed hostilities or acts of terrorism, (C) changes in Law or GAAP or the interpretation or enforcement of either, (D) the execution, performance (including the taking of any action required hereby or the failure to take any action prohibited hereby) or announcement of this Agreement (provided, however, that the exceptions in this clause (D) shall not apply to any representation or warranty to the extent the express purpose of such representation or warranty (or any portion thereof) is to address the consequences resulting from the execution of this Agreement or the performance by the Company of its obligations hereunder), (E) fluctuations in the price or trading volume of the Company Common Stock (except that this clause (E) shall not prevent or otherwise affect a determination that any event, change, circumstance, discovery, announcement, occurrence, effect or state of facts underlying such fluctuation (unless otherwise excluded under the other provisions of this definition) has resulted in, or contributed to, a Company Material Adverse Effect) or (F) the failure of the Company to meet any published analyst estimates or expectations of revenue, earnings or other financial performance or results of operations for any period or any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (except that this clause (F) shall not prevent or otherwise affect a determination that any event, change, circumstance, discovery, announcement, occurrence, effect or state of facts underlying such failure (unless otherwise excluded under the other provisions of this definition) has resulted in, or contributed to, a Company Material Adverse Effect); provided, however, that the impact of any adverse event, change, circumstance, discovery, announcement, occurrence, effect or state of facts described in clause (A), (B) or (C) shall be included for purposes of determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur if such event, change, circumstance, discovery, announcement, occurrence, effect or state of facts has or would reasonably be expected to have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to similarly situated companies in the industries in which the Company and its Subsidiaries operate.

(e)      “Company Stockholders Meeting” means a meeting of the stockholders of the Company to be called to consider the approval and adoption of this Agreement and the First Viper Merger, among other proposals;

(f)      “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

(g)      “Experienced Counsel” means Fried Frank with respect to the Company, S&S with respect to Parent, or with respect to either party, another nationally-recognized legal counsel that is experienced in the relevant legal matters;

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(h)      “Experienced Financial Advisor” means the Company Financial Advisors with respect to the Company, the Parent Financial Advisors with respect to Parent, or with respect to either party, another nationally-recognized financial advisory firm;

(i)      “Form S-4” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by UK Holdco under the Securities Act with respect to the Holdco Shares to be issued to the stockholders of the Company and Parent in connection with the transactions contemplated by this Agreement;

(j)      “Holdco Shares” means, collectively, the Series A Holdco Shares, the Series B Holdco Shares and the Series C Holdco Shares;

(k)      “Indebtedness” means, with respect to any Person, (i) all obligations of such Person for borrowed money or with respect to unearned advances of any kind to such Person, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all capitalized lease obligations of such Person, (iv) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person, and (v) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position of others or to purchase the obligations of others;

(l)      “Intellectual Property Rights” of any party means all intellectual property rights arising from or associated with the following, whether protected, created or arising under the Laws of the United States or any other jurisdiction: (i) trade names, trademarks and service marks (registered and unregistered), domain names and other Internet addresses or identifiers, trade dress and similar rights, and applications (including intent to use applications) to register any of the foregoing (collectively, “Marks”); (ii) patents and patent applications, and any substitutions, divisions, continuations, continuations-in-part, reissues, renewals, registrations, confirmations, reexaminations, extensions, supplementary protection certificates, inventors certificates, any provisional applications, and any foreign or international equivalent of any of the foregoing, including utility models (collectively, “Patents”); (iii) copyrights (registered and unregistered) and applications for registration (collectively, “Copyrights”); (iv) know-how, inventions, methods, processes, technical data, specifications, research and development information, technology, product roadmaps, customer lists and any other information, in each case to the extent any of the foregoing derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure or use, excluding any Copyrights or Patents that may cover or protect any of the foregoing (collectively, “Trade Secrets”); and (v) moral rights, publicity rights, data base rights and any other proprietary or intellectual property rights of any kind or nature that do not comprise or are not protected by Marks, Patents, Copyrights or Trade Secrets;

(m)      “Joint Proxy Statement” means a definitive proxy statement, including the related preliminary proxy statement and any amendment or supplement thereto, relating to the Mergers, the Holdco Share Issuance and this Agreement to be mailed to (i) the stockholders of the Company in connection with the Company Stockholders Meeting and (ii) the stockholders of Parent in connection with the Parent Stockholders Meeting;

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(n)      “knowledge” of a party means (i) with respect to the Company, the actual knowledge of Andrew Barron, Robert Gale, Eamonn O’Hare and Caroline Withers, and (ii) with respect to Parent, the actual knowledge of Charles Bracken, Bernard Dvorak, Bryan Hall and Andrea Salvato;

(o)      “Parent Common Stock” means the Series A Parent Common Stock, the Series B Parent Common Stock and the Series C Parent Common Stock;

(p)      “Parent Incentive Plans” means the Liberty Global, Inc. 2005 Incentive Plan (as Amended and Restated Effective October 31, 2006), the Liberty Global, Inc. 2005 Nonemployee Director Incentive Plan (As Amended and Restated Effective November 1, 2006), the Liberty Media International, Inc. Transitional Stock Adjustment Plan, the UnitedGlobalCom, Inc. Equity Incentive Plan (Amended and Restated Effective October 17, 2003) and the UnitedGlobalCom, Inc. Stock Option Plan for Non-Employee Directors (Effective March 20, 1998; Amended and Restated January 22, 2004);

(q)      “Parent Material Adverse Effect” means any event, change, circumstance, discovery, announcement, occurrence, effect or state of facts that, individually or in the aggregate, (i) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole, or (ii) would or would reasonably be expected to prevent or materially delay the ability of Parent, UK Holdco or any of the Merger Subs to consummate the Mergers, the Holdco Share Issuance or any of the other transactions contemplated by this Agreement; but, for purposes of clause (i) only, except to the extent any event, change, circumstance, discovery, announcement, occurrence, effect or state of facts to the extent results from (A) changes or conditions generally affecting the industries in which Parent and its Subsidiaries operate, or the economy or the financial or securities markets, in the United States and/or any country in which Parent or its Subsidiaries operate, (B) the outbreak or escalation of war, armed hostilities or acts of terrorism, (C) changes in Law or GAAP or the interpretation or enforcement of either or (D) the execution, performance (including the taking of any action required hereby or the failure to take any action prohibited hereby) or announcement of this Agreement (provided, however, that the exceptions in this clause (D) shall not apply to any representation or warranty to the extent the express purpose of such representation or warranty (or any portion thereof) is to address the consequences resulting from the execution of this Agreement or the performance by Parent or Merger Sub of their respective obligations hereunder) or (E) the failure of Parent to meet any published analyst estimates or expectations of revenue, earnings or other financial performance or results of operations for any period or any failure by Parent to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (except that this clause (E) shall not prevent or otherwise affect a determination that any event, change, circumstance, discovery, announcement, occurrence, effect or state of facts underlying such failure (unless otherwise excluded under the other provisions of this definition) has resulted in, or contributed to, a Parent Material Adverse Effect); provided, however, that the impact of any adverse event, change, circumstance, discovery, announcement, occurrence, effect or state of facts described in clause (A), (B) or (C) shall be

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included for purposes of determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur if such event, change, circumstance, discovery, announcement, occurrence, effect or state of facts has or would reasonably be expected to have a materially disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, as compared to similarly situated companies in the industries in which Parent and its Subsidiaries operate;

(r)      “Parent Stockholders Meeting” means a meeting of the stockholders of Parent to be called to consider the approval of the Holdco Share Issuance and the approval and adoption of this Agreement, among other proposals;

(s)      “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity;

(t)      “SEC” means the U.S. Securities and Exchange Commission;

(u)      “Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person;

(v)      “Tax” (including “Taxes”) means all federal, state, local, foreign and other income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, registration, value added, capital stock, environmental, alternative minimum, unclaimed property, estimated, social security (or similar), unemployment, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever payable to a Governmental Entity, together with any interest and any penalties, additions to tax or additional amounts with respect thereto; and

(w)      “Tax Return” means any return, declaration, report, statement, notice, certificate, election, information statement or other document filed or required to be filed with respect to Taxes, including any claims for refunds of Taxes and any amendments, supplements, schedules or attachments to any of the foregoing.

(x)      “UK Employees Subplan” means the UK Employees Subplan, Schedule A to the Virgin Media Inc. 2010 Stock Incentive Plan, approved by HM Revenue & Customs Under Schedule 4, Income Tax (Earnings and Pensions) Act 2003.

(y)      “UK Midco” means Lynx Europe 2 Limited, a private limited company incorporated under English law and wholly-owned Subsidiary of UK Holdco.

(z)      “Willful and Material Breach” means (A) with respect to any breach of a representation or warranty contained in this Agreement, a material breach of such representation or warranty that has been made with the knowledge of the breaching party,

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(ii) with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, a material breach, or failure to perform, that is a consequence of an act or omission undertaken by the breaching party with the knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of this Agreement, and (iii) the failure by any party to consummate the Merger and the other transactions contemplated hereby after all of the conditions set forth in Article VI have been satisfied or waived (by the party entitled to waive any such applicable conditions).

Section 8.4    Interpretation. When a reference is made in this Agreement to a Section or Article, such reference shall be to a Section or Article of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in the Company Disclosure Letter or the Parent Disclosure Letter are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in the Company Disclosure Letter or the Parent Disclosure Letter but not otherwise defined therein shall have the meanings as defined in this Agreement. The Company Disclosure Letter and the Parent Disclosure Letter are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

Section 8.5    Entire Agreement. This Agreement, the Company Disclosure Letter, the Parent Disclosure Letter, the Support Agreement and the Confidentiality Agreement constitute the entire agreement (although any provisions of the Confidentiality Agreement conflicting with this Agreement shall be governed by this Agreement), and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

Section 8.6    No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except as provided in Section 5.11. Notwithstanding the immediately preceding sentence: following the First Lynx Effective Time the provisions of Article II hereof shall be enforceable by any one or more of the stockholders of the Company to the extent necessary to receive the Company Merger Consideration to which each such stockholder of the Company is entitled pursuant to Article II and (iii) nothing in this Agreement shall modify, alter or otherwise derogate from any right or remedy available to any stockholder of the Company under the Exchange Act in connection with the transactions contemplated hereby.

Section 8.7    Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed

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by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of Laws principles of the State of Delaware.

Section 8.8    Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware; provided, however, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in the State of Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of such courts in the State of Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 8.9    Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.10    Specific Performance; Remedies. The parties acknowledge and agree that each of the parties would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that any non-performance, breach or threatened breach of this Agreement by any party could not be adequately compensated by monetary damages alone and that the parties would not have any adequate remedy at Law. Accordingly, each party shall be entitled (in addition to any other remedy that may be available to it whether in Law or equity, including monetary damages) to seek and obtain (a) enforcement of any provision of this Agreement by

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a decree or order of specific performance and (b) a temporary, preliminary and/or permanent injunction to prevent breaches or threatened breaches of any provisions of this Agreement without posting any bond or undertaking. The parties hereto further agree that they shall not object to the granting of injunctive or other equitable relief on the basis that there exists adequate remedy at Law. Each of the parties hereby expressly further waives (i) any defense in any action for specific performance that a remedy at Law would be adequate or that an award of specific performance is not an appropriate remedy for any reason at law or in equity and (b) any requirement under any Law to post security as a prerequisite to obtaining equity relief. Each party agrees that its initial choice of remedy will be to seek specific performance of this Agreement in accordance with its terms. If a court of competent jurisdiction denies such relief, the parties may seek alternative remedies, including damages in the same or another proceeding.

Section 8.11    Currency. All references to “dollars” or “$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement unless otherwise specified. All references to “pounds sterling” or “£” in this Agreement refer to the British pound. The application of any provision of this Agreement denominated in dollars as it may relate to a Contract obligation, liability or other amount denominated in another currency, shall be interpreted based on prevailing exchange rates in effect on the date hereof unless an alternate currency is also specified in the relevant provision.

Section 8.12    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible and the relevant provision may be given effect to the fullest extent consistent with applicable Law.

Section 8.13    Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 8.13.

Section 8.14    Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

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Section 8.15    Facsimile or PDF Signature. This Agreement may be executed by facsimile signature or by emailed portable document format (.pdf) file signature and a facsimile or .pdf signature shall constitute an original for all purposes.

Section 8.16    Obligations of Parent and the Company. Whenever this Agreement requires UK Holdco, any of the Merger Subs or any other Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause UK Holdco, the applicable Merger Sub or such other Subsidiary to take such action (including an undertaking on the part of Parent to provide to UK Holdco, Merger Sub or such Subsidiary all funds necessary to take such action). Parent will take all actions necessary to ensure that, prior to the First Viper Effective Time and the First Lynx Effective Time, neither UK Holdco nor any of the Merger Subs shall conduct any business or make any investments or incur or guarantee any Indebtedness other than as specifically contemplated by this Agreement. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the First Viper Effective Time, on the part of the Viper Surviving Corporation to cause such Subsidiary to take such action.

Section 8.17    No Presumption Against Drafting Party. Each of Parent, UK Holdco, each of the Merger Subs and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

[The remainder of this page is intentionally left blank.]

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

LIBERTY GLOBAL, INC.

By:	/s/ Bryan H. Hall
Name: Bryan H. Hall
Title: EVP & Secretary

[SIGNATURE PAGE TO MERGER AGREEMENT]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

LYNX EUROPE LIMITED

By:	/s/ Bryan H. Hall
Name: Bryan H. Hall
Title: Director

[SIGNATURE PAGE TO MERGER AGREEMENT]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

LYNX US MERGERCO 1 LLC

By:	LIBERTY GLOBAL, INC.,
its sole member and manager

By:	/s/ Bryan H. Hall
Name: Bryan H. Hall
Title: EVP & Secretary

[SIGNATURE PAGE TO MERGER AGREEMENT]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

LYNX US MERGERCO 2 LLC

By:	LYNX US MERGERCO 1 LLC,
its sole member and manager

By:	LIBERTY GLOBAL, INC.,
its sole member and manager

By:	/s/ Bryan H. Hall
Name: Bryan H. Hall
Title: EVP & Secretary

[SIGNATURE PAGE TO MERGER AGREEMENT]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

VIPER US MERGERCO 1 LLC

By:	LYNX EUROPE 2 LIMITED, its sole member and manager

By:	/s/ Jeremy Evans
Name: Jeremy Evans
Title: Director

[SIGNATURE PAGE TO MERGER AGREEMENT]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

VIPER US MERGERCO 2 LLC

By:	VIPER US MERGERCO 1 LLC, its sole member and manager

By:	LYNX EUROPE 2 LIMITED, its sole member and manager

By:	/s/ Jeremy Evans
Name: Jeremy Evans
Title: Director

[SIGNATURE PAGE TO MERGER AGREEMENT]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

VIRGIN MEDIA INC.

By:	/s/ James F. Mooney
Name: James F. Mooney
Title: Chairman

[SIGNATURE PAGE TO MERGER AGREEMENT]

Annex A-2

AMENDMENT NO. 1

to

AGREEMENT AND PLAN OF MERGER

among

LIBERTY GLOBAL, INC.,

LIBERTY GLOBAL CORPORATION LIMITED,

LYNX US MERGERCO 1 LLC,

LYNX US MERGERCO 2 LLC,

VIPER US MERGERCO 1 LLC,

VIPER US MERGERCO 2 LLC

and

VIRGIN MEDIA INC.

Amendment dated as of March 6, 2013

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AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1, dated as of March 6, 2013 (this “Amendment”), to the Agreement and Plan of Merger, dated as of February 5, 2013 (the “Original Agreement”), is by and among Liberty Global, Inc., a Delaware corporation (“Parent”), Liberty Global Corporation Limited, a private limited company incorporated under English law and wholly-owned Subsidiary of Parent (formerly named Lynx Europe Limited), (“UK Holdco”), Lynx US MergerCo 1 LLC, a Delaware limited liability company and wholly-owned Subsidiary of Parent (“Lynx Merger Sub 1”), Lynx US MergerCo 2 LLC, a Delaware limited liability company and wholly-owned Subsidiary of Lynx Merger Sub 1 (“Lynx Merger Sub 2”), Viper US MergerCo 1 LLC, a Delaware limited liability company and indirectly wholly-owned Subsidiary of UK Holdco (“Viper Merger Sub 1”), Viper US MergerCo 2 LLC, a Delaware limited liability company and wholly-owned Subsidiary of Viper Merger Sub 1 (“Viper Merger Sub 2”, and, together with Lynx Merger Sub 1, Lynx Merger Sub 2 and Viper Merger Sub 1, the “Merger Subs”), and Virgin Media Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the parties to the Original Agreement desire to amend certain terms of the Original Agreement as described herein; and

WHEREAS, all capitalized terms used and not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Original Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:

1. Amendment to Section 2.5(a)(i).

(a) The 4th sentence of Section 2.5(a)(i) of the Original Agreement shall be amended and restated as follows:

Except as specifically provided in the preceding sentences, each Converted Company Option shall continue to be governed by the same terms and conditions as were applicable to that Company Option immediately prior to the First Viper Effective Time (including any provisions regarding the acceleration of vesting in the event of a change in control) except that (A) in the event of an Involuntary Termination occurring on or prior to December 31, 2014, the Converted Company Option will terminate on the earlier of the first business day following expiration of the Special Termination Period and the original term of the Company Option, and (B) with respect to any Company Option granted prior to January 1, 2013, the Converted Company Option shall provide for accelerated vesting on an Involuntary Termination occurring on or prior to December 31, 2014.

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(b) A new sentence is added to the end of Section 2.5(a)(i) as follows:

For purposes of this Section 2.5, the “Special Termination Period” is the period of time beginning on the date of the participant’s Involuntary Termination and continuing for the number of days that is equal to the sum of (1) 90, plus (2) 180 multiplied by the participant’s total years of continuous service, determined in accordance with Section 5.10(b) of this Agreement, provided that the Special Termination Period will in any event expire on the second anniversary of the date of the participant’s Involuntary Termination.

2. Amendment of Section 2.5(c)(iii).

(a) The 1st sentence of Section 2.5(c)(iii) of the Original Agreement shall be amended by deleting the words “; provided, however, that the vesting of the LTIP Shares shall accelerate on an Involuntary Termination occurring on or prior to December 31, 2014”.

(b) The 2nd sentence of Section 2.5(c)(iii) of the Original Agreement shall be amended by deleting the words “and shall provide for accelerated vesting on an Involuntary Termination occurring on or prior to December 31, 2014”.

3. Representations and Warranties.

(a) Each party hereby represents and warrants to the other parties hereto that (i) it has the requisite corporate or limited liability company power and authority to execute and deliver this Amendment, to perform its obligations hereunder and to consummate the transactions contemplated hereby; (ii) the execution and delivery of this Amendment and the consummation by it of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate or limited liability company action on the part of it, and no other proceedings on the part of it are necessary to authorize this Amendment or to consummate the transactions contemplated hereby; and (iii) this Amendment has been duly and validly executed and delivered by it and, assuming the due and valid authorization, execution and delivery hereof by the other parties hereto, constitutes a valid and binding agreement of it (subject to the Enforceability Exception).

(b) Parent hereby represents and warrants to the Company that Dr. Malone has previously approved the modifications, amendments, supplements and/or waivers to the Original Agreement contemplated by this Amendment.

4. Amendment or Supplement. Subject to applicable Law and the rules of Nasdaq, this Amendment may be amended, modified or supplemented by the parties by action taken or authorized by their respective boards of directors at any time prior to the earlier of First Viper Effective Time and the First Lynx Effective Time, whether before or after the Company Stockholder Approval and/or Parent Stockholder Approval has been obtained. This Amendment may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of Parent and the Company (and any such amendment shall be binding on all parties hereto).

5. Interpretation. When a reference is made in this Amendment to a Section, such reference shall be to a Section of this Amendment unless otherwise indicated. The headings contained in this Amendment are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this

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Amendment. All words used in this Amendment will be construed to be of such gender or number as the circumstances require. The word “including” and words of similar import when used in this Amendment will mean “including, without limitation,” unless otherwise specified. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Amendment shall refer to this Amendment as a whole and not to any particular provision of this Amendment.

6. No Third Party Beneficiaries. Nothing in this Amendment, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Amendment.

7. Governing Law. This Amendment and all disputes or controversies arising out of or relating to this Amendment or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of Laws principles of the State of Delaware.

8. Assignment; Successors. Neither this Amendment nor any of the rights, interests or obligations under this Amendment may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Amendment will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

9. Severability. If any term or other provision of this Amendment is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Amendment shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Amendment so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible and the relevant provision may be given effect to the fullest extent consistent with applicable Law.

10. Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AMENDMENT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AMENDMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AMENDMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 10.

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11. Counterparts. This Amendment may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

12. Facsimile or PDF Signature. This Amendment may be executed by facsimile signature or by emailed portable document format (.pdf) file signature and a facsimile or .pdf signature shall constitute an original for all purposes.

13. No Presumption Against Drafting Party. Each of Parent, UK Holdco, each of the Merger Subs and the Company acknowledges that each party to this Amendment has been represented by counsel in connection with this Amendment and the transactions contemplated by this Amendment. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Amendment against the drafting party has no application and is expressly waived.

14. Remainder of the Original Agreement. Except as expressly set forth herein, this Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Original Agreement, all of which shall continue to be in full force and effect. Unless the context otherwise requires, after the execution and delivery hereof, any reference to the Agreement shall mean the Original Agreement as amended hereby.

[The remainder of this page is intentionally left blank.]

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IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

LIBERTY GLOBAL, INC.

By:	/s/ Bryan H. Hall
	Name: Title:	Bryan H. Hall EVP & Secretary

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO MERGER AGREEMENT]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

LIBERTY GLOBAL CORPORATION LIMITED

By:	/s/ Jeremy Evans
	Name: Title:	Jeremy Evans Vice President and Secretary

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO MERGER AGREEMENT]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

LYNX US MERGERCO 1 LLC

By:	LIBERTY GLOBAL, INC.,
its sole member and manager

By:	/s/ Bryan H. Hall
Name: Bryan H. Hall Title: EVP & Secretary

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO MERGER AGREEMENT]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

LYNX US MERGERCO 2 LLC

By:	LYNX US MERGERCO 1 LLC,
its sole member and manager

By:	LIBERTY GLOBAL, INC.,
its sole member and manager

By:	/s/ Bryan H. Hall
Name: Bryan H. Hall Title: EVP & Secretary

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO MERGER AGREEMENT]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

VIPER US MERGERCO 1 LLC

By:	LYNX EUROPE 2 LIMITED, its sole member and manager

By:	/s/ Jeremy Evans
	Name: Title:	Jeremy Evans Director

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO MERGER AGREEMENT]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

VIPER US MERGERCO 2 LLC

By:	VIPER US MERGERCO 1 LLC, its sole member and manager

By:	LYNX EUROPE 2 LIMITED, its sole member and manager

By:	/s/ Jeremy Evans
	Name: Title:	Jeremy Evans Director

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO MERGER AGREEMENT]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

VIRGIN MEDIA INC.

By:	/s/ Howard Kalika
	Name: Title:	Howard Kalika Assistant Secretary

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO MERGER AGREEMENT]

Annex B

EXECUTION COPY

SUPPORT AGREEMENT

This SUPPORT AGREEMENT (this “Agreement”), is dated as of February 5, 2013, by and among Virgin Media Inc., a Delaware corporation (the “Company”), the Malone LG 2013 Charitable Remainder Unitrust (the “Trust”), Dr. Malone (“Dr. Malone”) and Mrs. Malone (“Mrs. Malone” and together with the Trust and Dr. Malone, the “Stockholders” and each a “Stockholder”). Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, Parent, the Company and the other parties named therein propose to enter into an Agreement and Plan of Merger, to be dated as of the date hereof, which provides for, subject to the terms and conditions thereof, a series of mergers pursuant to which Parent and the Company will become subsidiaries of a new parent holding company (such agreement as executed and delivered by the parties thereto, the “Merger Agreement”);

WHEREAS, as of the date hereof, the Trust is the beneficial owner of the number of shares of Series B Parent Common Stock set forth on Exhibit A (together with such additional shares of Series B Parent Common Stock that the Trust acquires, whether upon the exercise of options, conversion of convertible securities or otherwise, after the date hereof, the “Owned Shares”); and

WHEREAS, as a condition and inducement to the Company’s willingness to enter into and perform its obligations under the Merger Agreement, the Company has required that each Stockholder agree, and each Stockholder has agreed, to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration given to each party, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.	Agreement to Vote; Effectiveness.

1.1       Agreements to Vote. Each Stockholder hereby irrevocably and unconditionally agrees that, from the date hereof until the earlier of (i) the time that the Parent Stockholder Approval has been obtained and (ii) termination of this Agreement in accordance with Section 5.1 hereof (the “Voting Period”), at any meeting of the stockholders of Parent at which the approval of the Merger Agreement, the First Lynx Merger and any other transaction or other matter contemplated by the Merger Agreement (collectively, “Parent Voting Matters”) is to be voted upon, however called, or any adjournment or postponement thereof, such Stockholder shall be present (in person or by proxy) and vote (or cause to be voted), to the extent entitled to vote thereon, all of such Stockholder’s Owned Shares at such time, together with, in the case of Dr. Malone and Mrs. Malone, any shares of Series A Parent

Common Stock owned of record (which, for this purpose, shall include shares held through such Person’s brokerage account(s)) by such Person as of the record date for such meeting of stockholders of Parent (any such shares of Series A Parent Common Stock, the “Record Date A Shares”), (a) in favor of the Parent Voting Matters; provided, however, that, if a Parent Board Recommendation Change occurs, then each Stockholder shall be required to vote (or cause to be voted) such Stockholder’s Owned Shares, and its Record Date A Shares, if any, at such time, in favor of the Parent Voting Matters, except that any voting power represented by the Owned Shares and the Record Date A Shares, in the aggregate, in excess of 30% shall instead be voted in the same proportion (for or against) as the shares actually voted for or against such measures by the stockholders of Parent other than the Stockholders; (b) against any Parent Acquisition Proposal; and (c) against any merger agreement or merger (other than the Merger Agreement and the First Lynx Merger), consolidation, combination, sale of assets, reorganization, recapitalization, dissolution, liquidation or winding up of Parent, and any amendment of Parent’s organizational documents, in each case, that would or would reasonably be expected to materially impair the ability of Parent, Merger Sub or the Company to complete the Mergers, or that would or would reasonably be expected to prevent, materially impede or materially delay the consummation of the Mergers. For the avoidance of doubt, each Stockholder agrees that the obligations of the Stockholders specified in this Section 1.1 shall not be affected (i) by any breach by Parent or Merger Sub of any of their respective representations, warranties, agreements or covenants set forth in the Merger Agreement or (ii) any breach by Company of any of its representations, warranties, agreements or covenants set forth in the Merger Agreement, provided, however, that nothing contained in this clause (ii) shall affect the Stockholders right to terminate this Agreement in accordance with Section 5.1 hereof.

1.2       Other Voting Rights. Except as required by this Agreement or as permitted by Section 4.3, each Stockholder will continue to hold and shall have the right to exercise all voting rights related to such Stockholder’s Owned Shares.

1.3       Effectiveness. This Agreement shall be effective upon the execution and delivery of the Merger Agreement by all of the parties thereto; provided, that, in the event that the Merger Agreement has not been so executed and delivered by the close of business on the 2nd Business Day following the date hereof, then this Agreement will be deemed void ab initio.

2.	Representations and Warranties of Stockholder(s).

Each Stockholder hereby represents and warrants to the Company as of the date of this Agreement and as of the Parent Stockholder Meeting as follows:

2.1       Power; Due Authorization; Binding Agreement. Such Stockholder has the requisite power and authority to execute and deliver this Agreement, to perform his, her or its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by such Stockholder of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate, partnership or other applicable action on the part of such Stockholder, and no other proceedings on the part of such Stockholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming the due and valid authorization, execution and delivery hereof by the Company, constitutes a valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms (subject to the Enforceability Exception).

2.2       Ownership of Shares. On the date hereof, the Owned Shares set forth opposite such Stockholder’s name on Exhibit A are owned beneficially by such Stockholder. Other than restrictions in favor of the Company pursuant to this Agreement and except for such transfer restrictions of general applicability as may be provided under the Securities Act or the “blue sky” Laws of the various states of the United States and any restrictions contained in the organizational documents of Parent, such Stockholder has, and at any stockholder meeting of Parent held during the term of this Agreement to vote regarding approval of the Parent Voting Matters, such Stockholder will have (except as otherwise permitted by this Agreement), sole voting power and sole dispositive power with respect to the matters set forth in Section 1.1 in respect of all of the then Owned Shares of such Stockholder.

2.3       Acknowledgment. Such Stockholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon such Stockholder’s execution, delivery and performance of this Agreement.

3.	Representations and Warranties of the Company.

3.1       Representations and Warranties of the Company. The Company hereby represents and warrants to each Stockholder that (i) the Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby; (ii) the execution and delivery of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company, and no other proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby; and (iii) this Agreement has been duly and validly executed and delivered by the Company and, assuming the due and valid authorization, execution and delivery hereof by the other parties, constitutes a valid and binding agreement of the Company (subject to the Enforceability Exception).

4.	Certain Covenants of the Stockholder(s).

4.1       Restriction on Transfer, Proxies and Non-Interference. During the Voting Period, each Stockholder hereby agrees not to, directly or indirectly:

(a)       except as provided in Section 4.3, sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of any of the Owned Shares of such Stockholder (any such action, a “Transfer”);

(b)       grant any proxies or powers of attorney with respect to the Owned Shares of such Stockholder (other than with respect to voting the Owned Shares in accordance with Section 1.1), deposit any such Owned Shares into a voting trust or enter into a voting agreement with respect to any such Owned Shares, in each case with respect to any vote on the Parent Voting Matters; or

(c)       except as provided in Section 4.4, make any public statements (in his, her or its capacity as a stockholder and not in any other capacity) that are inconsistent with his, her or its support of the Parent Voting Matters and the transactions contemplated by the Merger Agreement or publicly propose to take any action prohibited by paragraph (a) or (b) of this Section 4.1 (provided, that (i) the foregoing shall in no event require such Stockholder to make any public statements regarding the Parent Voting Matters and the transactions contemplated by the Merger Agreement and (ii) a statement (x) made in any court proceeding or in connection with any court proceedings, including in any pleading or deposition, or other similar proceeding, or (y) in a meeting of the board of directors of Parent (or any committee thereof) shall not be deemed to be a public statement).

4.2       Merger Agreement Obligations. Each Stockholder (solely in such Stockholder’s capacity as such) agrees that it shall not, and shall not authorize or permit any investment banker, attorney or other advisor or representative retained by such Stockholder to act on such Stockholder’s behalf to, directly or indirectly, (i) solicit, initiate or knowingly encourage, induce or facilitate any Parent Acquisition Proposal or any inquiry or proposal that would reasonably be expected to lead to a Parent Acquisition Proposal, (ii) participate in any discussions or negotiations with any Person regarding, or furnish to any Person any information with respect to, any Parent Acquisition Proposal or any inquiry or proposal that would reasonably be expected to lead to a Parent Acquisition Proposal, (iii) engage in discussions regarding a Parent Acquisition Proposal with any Person that has made or, to such Stockholder’s knowledge, is considering making a Parent Acquisition Proposal, except to notify such Person as to the existence of the provisions of this Section 4.2, or (iv) enter into any letter of intent, agreement, contract or agreement in principle regarding a Parent Acquisition Proposal; provided, that the foregoing shall not restrict each Stockholder from engaging in discussions regarding a Parent Acquisition Proposal with any Person to the extent that Parent is permitted to engage in discussions with such Person pursuant to Section 5.3 of the Merger Agreement.

4.3       Exception to the Transfer of Owned Shares. Each Stockholder may Transfer Owned Shares, if such Transfer is (i) a Transfer by such Stockholder to any one or more of his, her or its Related Parties (as defined below), (ii) a Transfer to the legal representatives of such Stockholder (if a natural Person) upon his or her death or adjudication of incompetency or by any such legal representatives to any Person to whom the transferor could have Transferred such Owned Shares pursuant to any sub-clause of this Section 4.3, (iii) a Permitted Constructive Disposition (as defined below), or (iv) pursuant to an agreement to Transfer any Owned Shares that was executed prior to the date hereof; provided, however, that no Transfer pursuant to Sections 4.3(i), (ii) or (iv) shall be permitted unless each Person to whom any such Transfer is made (unless such Person is already a party hereto and so bound hereby)

simultaneously therewith becomes a party to this Agreement and agrees to be bound hereby as a “Stockholder” with respect to such Owned Shares (including the Stockholder Representative provisions set forth in Section 5.16) to the same extent as its transferor Stockholder.

(a)       “Related Party” means, with respect to such Stockholder:

          (i) if such Stockholder is a natural person, the spouse, siblings and lineal descendants (which shall include a Person adopted before the age of 18) of such Stockholder or any spouse of any such siblings or lineal descendant;

          (ii) any trust that is directly or indirectly controlled by one or more Stockholders and (A) the sole beneficiaries of which are one or more Stockholders and/or any Person described in clauses (i), (iii), (iv), (v) or (vi), or another trust described in clause (ii), of this Section 4.3(a) with respect to one or more of the Stockholders, or (B) that qualifies under Section 664 of the Code as a “charitable remainder trust,” provided that the beneficiaries consist solely of (x) one or more Stockholders, (y) one or more Persons described in clauses (i), (iii), (iv), (v) or (vi), or another trust described in clause (ii), of this Section 4.3(a) with respect to one or more of the Stockholders and (z) one or more Charitable Transferees, or (C) that qualifies under Section 170(f)(2)(B) of the Code as a “charitable lead trust,” provided that the beneficiaries consist solely of (x) one or more Charitable Transferees and (y) one or more Stockholders and/or one or more Persons described in clauses (i), (iii), (iv), (v) or (vi), or another trust described in clause (ii), of this Section 4.3(a) with respect to one or more of the Stockholders; provided, that for purposes of this clause (ii), the phrase “directly or indirectly controlled by one or more Stockholders” will include any trust that (x) has as its initial trustee a Person appointed by a Stockholder and (y) the beneficiaries of which are one or more Stockholders or one or more persons described in clauses (i), (iii), (iv), (v) or (vi), or another trust described in clause (ii), of this Section 4.3(a) with respect to one or more of the Stockholders and/or one or more Charitable Transferees;

          (iii) a custodian under the Uniform Gifts to Minors Act or similar fiduciary for the exclusive benefit of such Stockholder’s children during their lives;

          (iv) a Charitable Transferee;

          (v) a corporation, partnership, limited liability company, private foundation or other entity organized under the Laws of any state in the United States which is controlled by, and all equity, participation, beneficial or similar interests (and rights to acquire any thereof, contingently or otherwise) of which are beneficially owned solely by, one or more Stockholders and/or one or more Related Parties of a Stockholder; or

          (vi) if such Stockholder is a trust, any beneficiary or remainderman thereof.

(b)       “Charitable Transferee” means any organization described in Section 501(c)(3) of the Code.

(c)       “Permitted Constructive Disposition” means, with respect to a security, a Constructive Disposition (as defined below) that does not, and will not at any subsequent time during the Voting Period, result in a transfer of ownership of such security for federal income tax purposes, so long as, in the case of an equity security, the Person effecting such Constructive Disposition retains the sole right to vote such equity security during the Voting Period in accordance with this Agreement and otherwise complies with his, her or its obligations hereunder.

(d)       “Constructive Disposition” means entering into or acquiring an offsetting derivative contract with respect to a security, entering into or acquiring a futures or forward contract to deliver a security, or entering into any other hedging or other derivative transaction that has the effect of materially changing the economic benefits and risks of ownership.

4.4       No Limitations on Actions. The Company expressly acknowledges that each Stockholder is entering into this Agreement solely in its capacity as the beneficial owner of shares of Parent Common Stock, and this Agreement shall not limit or otherwise affect the actions or fiduciary duties of such Stockholder, or any affiliate, trustee, beneficiary, settlor, employee or designee of such Stockholder or any of its affiliates (collectively, “Affiliates”) in its capacity, if applicable, as a director or officer of Parent. The Company shall not assert any claim that any action taken by a Stockholder or any of its Affiliates in its capacity as a director or officer of Parent violates any provision of this Agreement.

4.5       Further Assurances. From time to time, at the reasonable request of the Company and without further consideration, each Stockholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to comply with its obligations under this Agreement.

5.	Miscellaneous.

5.1       Termination of this Agreement. This Agreement, and all obligations, terms and conditions contained herein, shall automatically terminate without any further action required by any person upon the earliest to occur of: (i) if the Merger Agreement is terminated prior to the consummation of the Mergers, the date of the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, and (iii) the date on which the Merger Agreement is modified, amended or supplemented, in any material respect, or any waiver of any material term, condition or provision of the Merger Agreement is granted, which modification, amendment, supplement or waiver has not been approved by Dr. Malone, provided that such approval has not been unreasonably withheld, delayed or conditioned, and provided, further, however, that it will be deemed reasonable for Dr. Malone to withhold his approval in the event such modification, amendment, supplement or waiver relates to (a) the form, type or amount of consideration payable in the Mergers (including in respect of options or other convertible or exchangeable securities), (b) the extension of the Outside Date for more than 90 calendar days beyond the latest Outside Date determined under the Merger Agreement (as in effect on the date hereof, without giving effect to any amendments or modifications thereto), or (c) the terms of the memorandum of association of UK Holdco, if such modification, amendment, supplement or waiver would reasonably be expected to adversely affect the rights of the holders of the Series B Parent Common Stock following the

Mergers or would alter, amend or modify the voting requirements or procedures applicable to the board of directors of UK Holdco following the Mergers.

5.2       Effect of Termination. In the event of termination of this Agreement pursuant to Section 5.1, this Agreement shall become void and of no effect with no liability on the part of any party; provided, however, no such termination shall relieve any party from any liability for any breach of this Agreement occurring prior to such termination and the provisions of this Article 5 shall survive any such termination.

5.3       Entire Agreement. This Agreement constitutes the entire agreement among the parties and supersedes all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof.

5.4       No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the parties and their respective successors and permitted assigns and, in the case of any Stockholder, any permitted transferees of Owned Shares, any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

5.5       Assignment; Successors; Parties. Except as provided in Section 4.3, neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns (which shall include, in the event of the death of any Stockholder, such Stockholder’s estate). References to a “party” or the “parties” refer to a party or the parties to this Agreement.

5.6       Amendment or Supplement. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

5.7       Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally or if by electronic mail (but only if followed by transmittal by recognized overnight courier or by hand delivery the next Business Day), (ii) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier (upon proof of delivery) or (iii) on the earlier of confirmed receipt or the seventh (7th) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to any Stockholder:

c/o John C. Malone

c/o Liberty Global, Inc.

12300 Liberty Boulevard

Englewood, Colorado 80112

Email: separately provided

with a copy (which shall not constitute notice) to:

Baker Botts L.L.P.

30 Rockefeller Plaza

New York, New York 10112

Attention: Frederick H. McGrath, Esq.

                  Renee L. Wilm, Esq.

E-mail: frederick.mcgrath@bakerbotts.com

             renee.wilm@bakerbotts.com

If to Company:

Virgin Media Inc.

65 Bleecker Street, 6th Floor

New York, New York 10012

Attention: General Counsel

E-Mail: separately provided

with copies to:

Virgin Media Limited

Bartley Wood Business Park Bartley Way

Hook, Hampshire RG27 9UP

United Kingdom

Attention: Caroline Withers

E-Mail: separately provided

with copies (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

Attention: Arthur Fleischer, Esq.

                 John Sorkin, Esq.

E-mail: arthur.fleischer@friedfrank.com

             john.sorkin@friedfrank.com

Fried, Frank, Harris, Shriver & Jacobson (London) LLP

99 City Road

London EC1Y 1AX

Attention: Robert Mollen, Esq.

Email: robert.mollen@friedfrank.com

5.8       Governing Law; Venue; Waiver of Jury Trial.

(a)       This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of Laws principles of the State of Delaware.

(b)       Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware, provided, however, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any state or federal court located in the State of Delaware. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in the State of Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of such courts in the State of Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(c)       EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH

PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 5.8(C).

5.9       Specific Performance; Remedies. Notwithstanding anything herein to the contrary, the parties agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with the terms hereof. Accordingly, prior to any termination of this Agreement pursuant to Section 5.1, the parties acknowledge and agree that each party shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Court of Chancery of the State of Delaware or in any federal court located in the State of Delaware, this being in addition to any other remedy to which such party is entitled at Law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at Law would be adequate and (b) any requirement under any Law to post security as a prerequisite to obtaining equitable relief.

5.10       Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

5.11       Facsimile or PDF Signature. This Agreement may be executed by facsimile signature or by emailed portable document format (.pdf) file signature and a facsimile or .pdf signature shall constitute an original for all purposes.

5.12       Interpretation. When a reference is made in this Agreement to a Section or Exhibit, such reference shall be to a Section or Exhibit of this Agreement unless otherwise indicated. The headings contained in this Agreement are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified.

5.13       Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible and the relevant provision may be given effect to the fullest extent consistent with applicable Law.

5.14       Non-Recourse. Nothing contained herein, and no action taken by any Stockholder pursuant hereto, shall be deemed to constitute the parties as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

5.15       No Presumption Against Drafting Party. Each Stockholder and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

5.16       Stockholder Representative. If any action is to be taken by, or notice given by, the Stockholder(s) hereunder at such time as there is more than one Stockholder hereunder, action taken or notice given by Dr. Malone on behalf of the Stockholders will be deemed sufficient for such purpose and the Company will be entitled to rely on any such action or notice by Dr. Malone as the action of or notice by all Stockholders.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Support Agreement to be duly executed as of the day and year first above written.

THE COMPANY: VIRGIN MEDIA INC.

By:	/s/ James F. Mooney
Name: James F. Mooney
Title: Chairman

[Signature Page to Support Agreement]

STOCKHOLDERS:

/s/ John C. Malone
John C. Malone, individually

/s/ Leslie Malone
Mrs. Leslie Malone, individually

[Signature Page to Support Agreement]

Malone LG 2013 Charitable Remainder Unitrust
By:	/s/ John C. Malone
Name: John C. Malone
Title: Trustee

[Signature Page to Support Agreement]

STOCKHOLDER REPRESENTATIVE:

/s/ John C. Malone
John C. Malone, individually

[Signature Page to Support Agreement]

EXHIBIT A

PARENT SERIES B COMMON STOCK OWNERSHIP

Stockholder	Number of Shares of Series B Parent Common Stock
Malone LG 2013 Charitable Remainder Unitrust	8,677,225
John C. Malone	0
Mrs. Leslie Malone	0
Total Owned Shares:	8,677,225

Annex C

LionTree Advisors LLC

650 Madison Avenue, 15th Floor

New York, NY 10022

February 5, 2013

The Board of Directors

Liberty Global, Inc.

12300 Liberty Boulevard

Englewood, Colorado 80112

Dear Members of the Board:

We understand that Liberty Global, Inc. (the “Company”) proposes to enter into an Agreement and Plan of Merger, dated as of February 5, 2013 (the “Agreement”), by and among the Company, Lynx Europe Limited, a wholly owned subsidiary of the Company (“UK Holdco”), Lynx US MergerCo 1 LLC, a wholly owned subsidiary of the Company (“Lynx Merger Sub 1”), Lynx US MergerCo 2 LLC, a wholly owned subsidiary of Lynx Merger Sub 1 (“Lynx Merger Sub 2”), Viper US MergerCo 1 LLC, an indirect wholly owned subsidiary of UK Holdco (“Viper Merger Sub 1”), Viper US MergerCo 2 LLC, a wholly owned subsidiary of Viper Merger Sub 1 (“Viper Merger Sub 2”) and Virgin Media Inc. (“Virgin Media”).

Pursuant to the Agreement, among other things, (A) (i) Viper Merger Sub 2 will merge with and into Virgin Media (“Viper Merger 1”) and each issued and outstanding share of common stock, par value $0.01 per share, of Virgin Media (“Virgin Media Common Stock”) will be converted into the right to receive from UK Holdco, in the aggregate, (a) 0.2582 ordinary shares, par value $1.00 per share, designated as Class A Ordinary Shares of UK Holdco (“UK Holdco Class A Ordinary Shares”), (b) 0.1928 ordinary shares, par value $1.00 per share, designated as Class C Ordinary Shares of UK Holdco (“UK Holdco Class C Ordinary Shares”), and (c) $17.50 in cash (the consideration described in clauses (a) through (c), the “Viper Merger Consideration”), and, immediately following Viper Merger 1, (ii) Virgin Media (as the surviving corporation in Viper Merger 1) will merge with and into Viper Merger Sub 1 (“Viper Merger 2” and, together with Viper Merger 1, the “Viper Mergers”) and (B) (i) Lynx Merger Sub 2 will merge with an into the Company (“Lynx Merger 1”) and (a) each issued and outstanding share of common stock, par value $0.01 per share, designated as Series A Common Stock of the Company (“Company Series A Common Stock”), will be converted into the right to receive from UK Holdco and Lynx Merger Sub 2 one UK Holdco Class A Ordinary Share, (b) each issued and outstanding share of common stock, par value $0.01 per share, designated as Series B Common Stock of the Company (“Company Series B Common Stock”) will be converted into the right to receive one ordinary share, par value $1.00 per share, designated as Class B Ordinary Shares of UK Holdco (“UK

The Board of Directors

Liberty Global, Inc.

February 5, 2013

Holdco Class B Ordinary Shares” and, together with UK Holdco Class A Ordinary Shares and UK Holdco Class C Ordinary Shares, the “UK Holdco Ordinary Shares”), and (c) each issued and outstanding share of common stock, par value $0.01 per share, designated as Series C Common Stock of the Company (“Company Series C Common Stock” and, together with Company Series A Common Stock and Company Series B Common Stock, “Company Common Stock”) will be converted into the right to receive one UK Holdco Class C Ordinary Share, and, immediately following Lynx Merger 1, (ii) the Company (as the surviving corporation in Lynx Merger 1) will merge with and into Lynx Merger Sub 1 (“Lynx Merger 2” and, together with Lynx Merger 1, the “Lynx Mergers” and the Lynx Mergers, together with the Viper Mergers, the “Mergers”), such that the surviving companies in the Mergers will be wholly owned subsidiaries of UK Holdco. The terms and conditions of the Mergers are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the Company of the Viper Merger Consideration to be paid in connection with the Mergers.

In arriving at our opinion, we have, among other things:

(i)	reviewed the Agreement;

(ii)	reviewed certain publicly available business and financial information relating to Virgin Media and the Company;

(iii)

reviewed certain internal financial information and other data relating to the business and financial prospects of Virgin Media that were provided to us by the management of the Company and not publicly available, including financial forecasts and estimates for the years ending 2013 through 2017, prepared by the management of the Company, including certain estimates as to (i) the amount and usage of certain tax attributes of Virgin Media (“Virgin Media Tax Attributes”), and (ii) future exchange rates;

(iv)

reviewed certain internal financial information and other data relating to the business and financial prospects of the Company that were provided to us by the management of the Company and not publicly available, including financial forecasts and estimates for the years ending 2013 through 2017, prepared by the management of the Company, including certain estimates as to (i) the amount and usage of certain tax attributes of the Company (“Company Tax Attributes” and, together with the Virgin Media Tax Attributes, the “Tax Attributes”), and (ii) future exchange rates;

The Board of Directors

Liberty Global, Inc.

February 5, 2013

(v)	reviewed certain estimates of cost savings and other synergies anticipated to result from the Mergers (collectively, “Synergies”), prepared by the management of the Company;

(vi)

conducted discussions with members of the senior management of (i) Virgin Media concerning the business and financial prospects of Virgin Media, and (ii) the Company concerning the businesses and financial prospects of the Company and Virgin Media;

(vii)	reviewed current and historical market prices of Company Common Stock and Virgin Media Common Stock;

(viii)	reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant;

(ix)	compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions we believe to be generally relevant;

(x)

reviewed certain potential pro forma effects relating to the Mergers, including the effects of anticipated financings and refinancings (the “Financing” and, together with the Mergers and related transactions, the “Transaction”) prepared by the management of the Company; and

(xi)	conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

In connection with our review, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. In addition, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Virgin Media. With respect to the financial forecasts, estimates, Synergies, Tax Attributes and pro forma effects referred to above, we have assumed, based on advice from management of the Company, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of (i) each of the Company and Virgin Media, on a stand-alone basis, and (ii) the combined company, pro forma for the Transaction. In addition, we have assumed that the financial forecasts and estimates referred to above, including Synergies, Tax Attributes and pro forma effects referred to above, will be achieved (or would be achieved in the absence of the Transaction in the case of stand-alone forecasts and estimates) at the times and in the amounts projected. We express no opinion with respect to such forecasts or estimates, including Synergies and Tax Attributes. At your direction, we

The Board of Directors

Liberty Global, Inc.

February 5, 2013

have assumed, with your consent, that (i) the 6.50% Convertible Senior Notes due 2016 of Virgin Media (the “Convertible Notes”) will be converted into shares of Virgin Media Common Stock in connection with the consummation of the Mergers and, accordingly, holders of such Convertible Notes will receive the Viper Merger Consideration, including in respect of shares of Virgin Media Common Stock issued pursuant to the Make-Whole Fundamental Change (as defined in the Indenture, dated as of April 16, 2008 between Virgin Media, as issuer, and The Bank of New York, as trustee), and (ii) the derivative hedging instrument of Virgin Media associated with the conversion of the Convertible Notes will be settled in cash, in each case, in the amounts provided to us by management of the Company. We have assumed, with your consent, that the Transaction will be treated as a tax-free reorganization for the Company, Virgin Media and their respective subsidiaries for U.S. federal income tax purposes.

Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof.

Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available to the Company or the Company’s underlying business decision to effect the Transaction. Our opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Transaction. We have not been asked to, nor do we, offer any opinion as to the terms, other than the Viper Merger Consideration to the extent expressly specified herein, of the Agreement or any related documents, including any terms of the Financing, or the form of the Transaction. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Viper Merger Consideration. We express no opinion as to what the value of any series of UK Holdco Ordinary Shares will be when issued in connection with the Mergers or the prices at which Virgin Media Common Stock, any series of Company Common Stock or the Convertible Notes will trade at any time. In rendering this opinion, we have assumed, with your consent, that (i) the representations and warranties of the parties to the Agreement are true and correct in all material respects, (ii) the parties to the Agreement, and related Transaction documents, will comply with and perform all material covenants and agreements required to be complied with or performed by such parties under the Agreement, and related Transaction documents, and (iii) the Transaction will be consummated in accordance with the terms of the Agreement, and related Transaction documents, without any adverse waiver or amendment of any material term or condition thereof. We have also assumed, with your consent, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company, Virgin Media, UK Holdco or the Transaction.

The Board of Directors

Liberty Global, Inc.

February 5, 2013

This opinion is provided for the benefit of the Board of Directors (in its capacity as such) in connection with, and for the purpose of, its evaluation of the Transaction.

We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon consummation of the Transaction. In the past two years, certain members of our deal team were members of a deal team at a previous employer which acted as financial advisor to Virgin Media in connection with the sale of its stake in UKTV. Such previous employer received compensation in connection with such Transaction. In the ordinary course of business, certain of our employees and affiliates may hold or trade, for their own accounts and the accounts of their investors, securities of the Company and Virgin Media and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of LionTree, which includes senior executives of LionTree who also advised the Company in connection with the Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Viper Merger Consideration to be paid in connection with the Mergers is fair, from a financial point of view, to the Company.

Very truly yours,

LionTree Advisors LLC

Annex D

[Letterhead of Credit Suisse Securities (USA) LLC]

February 5, 2013

Board of Directors

Liberty Global, Inc.

12300 Liberty Boulevard

Englewood, Colorado 80112

Members of the Board:

You have asked us to advise you with respect to the fairness, from a financial point of view, to Liberty Global, Inc. (“Liberty Global”) of the Virgin Media Merger Consideration (as defined below) to be paid pursuant to that certain Agreement and Plan of Merger, dated as of February 5, 2013 (the “Merger Agreement”), by and among Liberty Global, Lynx Europe Limited (“HoldCo”), Lynx US MergerCo 1 LLC (“Lynx Merger Sub 1”), Lynx US MergerCo 2 LLC (“Lynx Merger Sub 2”), Viper US MergerCo 1 LLC (“Viper Merger Sub 1”), Viper US MergerCo 2 LLC (“Viper Merger Sub 2”) and Virgin Media Inc. (“Virgin Media”). The Merger Agreement provides for, among other things, (i)(a) the merger of Lynx Merger Sub 2 with and into Liberty Global (“Lynx Merger 1”) and (b) immediately following Lynx Merger 1, the merger of Liberty Global (as the surviving corporation in Lynx Merger 1) with and into Lynx Merger Sub 1 (“Lynx Merger 2”) and (ii)(a) the merger of Viper Merger Sub 2 with and into Virgin Media (“Viper Merger 1”) and (b) immediately following Viper Merger 1, the merger of Virgin Media (as the surviving corporation in Viper Merger 1) with and into Viper Merger Sub 1 (“Viper Merger 2”), as a result of which, and after giving effect to certain other transactions contemplated by the Merger Agreement, the surviving corporations in Lynx Merger 2 and Viper Merger 2 will be direct or indirect wholly-owned subsidiaries of HoldCo (collectively, the “Transaction”). In the Transaction, each outstanding share of common stock, par value $0.01 per share, of Virgin Media (“Virgin Media Common Stock”) will be converted into the right to receive (i) $17.50 in cash, (ii) 0.2582 of a Class A ordinary share, par value $1.00 per share, of HoldCo (the “HoldCo Class A Shares”), and (iii) 0.1928 of a Class C ordinary share, par value $1.00 per share, of HoldCo (the “HoldCo Class C Shares”) (such cash amount and such fractions of HoldCo Class A Shares and HoldCo Class C Shares, collectively, the “Virgin Media Merger Consideration”). In the Transaction, each outstanding share of Series A common stock, par value $0.01 per share, of Liberty Global (the “Liberty Global Series A Common Stock”), Series B common stock, par value $0.01 per share, of Liberty Global (the “Liberty Global Series B Common Stock”), and Series C common stock, par value $0.01 per share, of Liberty Global (the “Liberty Global Series C Common Stock” and, together with the Liberty Global Series A Common Stock and the Liberty Global Series B Common Stock, the “Liberty Global Common Stock”), respectively, will be converted into the right to receive one HoldCo Class A Share, one Class B ordinary share, par value $1.00 per share, of HoldCo (the “HoldCo Class B Shares” and, together with the HoldCo Class A Shares and the HoldCo Class C Shares, the “HoldCo Shares”) and one HoldCo Class C Share.

In arriving at our opinion, we have reviewed the Merger Agreement and certain publicly available business and financial information relating to Virgin Media and Liberty Global. We have also reviewed certain other information relating to Virgin Media and Liberty Global, including financial forecasts relating to Virgin Media provided to and/or discussed with us by Virgin Media and financial forecasts relating to Liberty Global and Virgin Media provided to and/or discussed with us by Liberty

Global, and have met with the management of Virgin Media to discuss the business and prospects of Virgin Media, and the management of Liberty Global to discuss the business and prospects of Virgin Media and Liberty Global. We have also considered certain financial and stock market data of Virgin Media and Liberty Global, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to those of Virgin Media and Liberty Global and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions, which have recently been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not independently verified any of the foregoing information and have assumed and relied on such information being complete and accurate in all material respects. With respect to the financial forecasts for Virgin Media that we have reviewed and that were provided to or discussed with us by Liberty Global, the management of Liberty Global has advised us, and we have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Liberty Global as to the future financial performance of Virgin Media. With respect to the financial forecasts for Liberty Global that we have reviewed, the management of Liberty Global has advised us, and we have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Liberty Global as to the future financial performance of Liberty Global. With respect to the estimates provided to us by the management of Liberty Global with respect to the cost savings and synergies anticipated to result from the Transaction, the management of Liberty Global has advised us, and we have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Liberty Global as to such cost savings and synergies and will be realized in the amounts and the times and at the costs indicated thereby. At your direction, we have assumed, with your consent, that (i) certain Virgin Media convertible debt securities will be settled in Virgin Media shares and, accordingly, the holders of such convertible debt securities will receive the Virgin Media Merger Consideration in the Transaction, and (ii) certain Virgin Media derivative instruments, including Virgin Media’s convertible debt hedge, will be settled in cash, in each case in the amounts described to us by the management of Liberty Global. With respect to the estimates provided to us by the management of Liberty Global with respect to the net operating losses, capital allowances and other tax attributes of Liberty Global and Virgin Media (such estimates with respect to Virgin Media, as provided by Virgin Media and adjusted by Liberty Global), including the availability and use of such tax attributes by HoldCo and its subsidiaries after completion of the Transaction, the management of Liberty Global has advised us, and we have assumed, that such estimates have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Liberty Global as to such tax attributes, including the impact of the Transaction thereon, and that such tax attributes will be available to HoldCo and/or its subsidiaries in the amounts and at the times indicated thereby. We have assumed, with your consent, that the Transaction will be treated as a tax-free reorganization for Liberty Global, Virgin Media and their respective subsidiaries for U.S. federal income tax purposes.

We also have assumed, with your consent, that, in the course of obtaining any regulatory or third-party consents, approvals or agreements in connection with the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Virgin Media, Liberty Global or the contemplated benefits of the Transaction and that the Transaction will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Liberty Global or Virgin Media.

Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, to Liberty Global of the Virgin Media Merger Consideration to be paid in the Transaction and does not address any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise including, without limitation, the form or structure of the Virgin Media Merger Consideration or the Transaction (or the tax or accounting consequences thereof). With your consent, and at the direction of Liberty Global management, we have performed our analyses of Virgin Media on a U.S. dollar basis by converting U.K. pounds sterling into U.S. dollars using a spot currency rate provided to us by the management of Liberty Global. We express no views as to the fairness or reasonableness of any such currency rate or the fairness of the Viper Merger Consideration utilizing any other exchange rate. Our opinion also does not address the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Virgin Media Merger Consideration or otherwise. We did not negotiate on behalf of Liberty Global as to, nor participate in the discussions between Virgin Media and Liberty Global regarding, the amount or nature of the Virgin Media Merger Consideration. The issuance of this opinion was approved by our authorized internal committee.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We are not expressing any opinion as to what the value of HoldCo Shares actually will be when issued pursuant to the Transaction or the prices at which shares of Liberty Global Common Stock or Virgin Media Common Stock, or the HoldCo Shares will trade at any time. Our opinion does not address the relative merits of the Transaction as compared to alternative transactions or strategies that might be available to Liberty Global, nor does it address the underlying business decision of Liberty Global to proceed with the Transaction.

We have acted as financial advisor to Liberty Global in connection with the Transaction and will receive a fee for our services, which is contingent upon the consummation of the Transaction. We also became entitled to receive a fee upon the rendering of our opinion. In addition, Liberty Global has agreed to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We and our affiliates have in the past provided, and in the future may provide, investment banking and other financial services to Virgin Media and its affiliates for which we and our affiliates have received, and would expect to receive, compensation, including having acted as underwriter in connection with the offering of $1 billion of 6.5% senior secured notes, due 2018, and £875 million of 7% senior secured notes, due 2018, by Virgin Media Secured Finance PLC, an affiliate of Virgin Media. We and our affiliates also have in the past provided, and are currently providing, investment banking and other financial services to Liberty Global and its affiliates, including having acted as a (i) financing source and advisor as to financing matters in connection with the Transaction; (ii) financial advisor to Liberty Global in connection with its repurchase of $1 billion of its common stock; (iii) joint bookrunner in connection with the offering of $1 billion of 5.5% senior secured notes, due 2023, and £500 million of 5.75% senior secured notes, due 2023, by Unitymedia Hessen GmbH & Co. KG and Unitymedia NRW GmbH, each an affiliate of Liberty Global; (iv) joint bookrunning manager in connection with the offering of €600 million of 6.375% senior notes, due 2022, by UPC Holding B.V., an affiliate of Liberty Global; (v) joint bookrunner in connection with the offer of $1 billion of 6.625% senior secured notes, due 2020, by UPCB Finance II Limited, an affiliate of Liberty Global; (vi) joint bookrunner in connection with the offering of £750 million of 6.375% senior secured notes, due 2020, by UPCB Finance II Limited, an affiliate of Liberty Global; (vii) joint bookrunning manager in connection with the offering of €640 million of 8.375% senior notes, due 2020, by UPC Holding B.V., an affiliate of Liberty Global; (viii) joint lead and book-running manager in connection with the offering of €500 million of 7.625% senior secured notes, due 2020, by UPCB Finance Limited, an affiliate of Liberty Global; and (ix) counterparty to one or more derivative swap transactions with Liberty Global or its affiliates. We and our affiliates may have provided other financial advice and services, and may in the future provide financial advice and services, to Virgin Media, Liberty Global and their respective affiliates for which we and our affiliates have received, and would expect to receive, compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Virgin Media, Liberty Global and any other company that may be involved in the Transaction, as well as provide investment banking and other financial services to such companies.

It is understood that this letter is for the information of the Board of Directors of Liberty Global in connection with its consideration of the Transaction and does not constitute advice or a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the proposed Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Virgin Media Merger Consideration to be paid in the Transaction is fair, from a financial point of view, to Liberty Global.

Very truly yours, CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ John Trousdale
Managing Director

Annex E

PERSONAL AND CONFIDENTIAL

February 5, 2013

Board of Directors

Virgin Media Inc.

Bartley Wood Business Park

Bartley Way, Hook, Hampshire

RG27 9UP, UK

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Liberty Global, Inc. (“Liberty Global”) and any of its affiliates) of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Virgin Media Inc. (the “Company”) of the Consideration (as defined below) to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of February 5, 2013 (the “Agreement”), by and among Liberty Global, Lynx Europe Limited, a wholly owned subsidiary of Liberty Global (“UK Holdco”), Lynx US MergerCo 1 LLC, a wholly owned subsidiary of Liberty Global (“Lynx Merger Sub 1”), Lynx US MergerCo 2 LLC, a wholly owned subsidiary of Lynx Merger Sub 1 (“Lynx Merger Sub 2”), Viper US MergerCo 1 LLC, a wholly owned subsidiary of UK Holdco (“Viper Merger Sub 1”), Viper US MergerCo 2 LLC, a wholly owned subsidiary of Viper Merger Sub 1 (“Viper Merger Sub 2”, and together with Lynx Merger Sub 1, Lynx Merger Sub 2 and Viper Merger Sub 1, the “Merger Subs”), and the Company. The Agreement provides that:

•

Viper Merger Sub 2 will merge with and into the Company (“First Viper Merger”), and the Company will become a wholly owned subsidiary of Viper Merger Sub 1, and each outstanding Share (other than any (i) Dissenting Shares (as defined in the Agreement) and (ii) Shares held in the treasury of the Company or by UK Holdco, Liberty Global or any wholly owned subsidiary of Liberty Global or the Company) will be converted into the right to receive (x) $17.50 in cash (the “Cash Consideration”), (y) 0.2582 of UK Holdco’s Class A Ordinary Shares (the “UK Holdco Class A Consideration”), and (z) 0.1928 of UK Holdco’s Class C Ordinary Shares (the “UK Holdco Class C Consideration” and, together with the UK Holdco Class A Consideration, the “Stock Consideration”; the Stock Consideration together with the Cash Consideration, the “Consideration”);

•	following the First Viper Merger, the Company will merge with and into Viper Merger Sub 1, and Viper Merger Sub 1 will continue as a wholly owned subsidiary of UK Holdco;

•

Lynx Merger Sub 2 will merge with and into Liberty Global (“First Lynx Merger”), and Liberty Global will become a wholly owned subsidiary of Lynx Merger Sub 1, and (other than any shares of Liberty Global Common Stock (as defined below) held in treasury or by UK

Holdco, the Company or any wholly owned subsidiary of Liberty Global or the Company) (x) each outstanding share of Liberty Global’s Series A Common Stock, par value $0.01 per share (“Liberty Global Class A Common Stock”) will be converted into the right to receive 1 UK Holdco Class A Ordinary Share, (y) each outstanding share of Liberty Global’s Series B Common Stock, par value $0.01 per share (“Liberty Global Class B Common Stock”) will be converted into the right to receive 1 of UK Holdco’s Class B Ordinary Shares (together with UK Holdco’s Class A Ordinary Shares and Class C Ordinary Shares, the “UK Holdco Ordinary Shares”), and (z) each outstanding share of Liberty Global’s Series C Common Stock, par value $0.01 per share (“Liberty Global Class C Common Stock” and, together with Liberty Global Class A Common Stock and Liberty Global Class B Common Stock, the “Liberty Global Common Stock”) will be converted into the right to receive 1 UK Holdco Class C Ordinary Share; and

•	following the First Lynx Merger, Liberty Global will merge with and into Lynx Merger Sub 1, and Lynx Merger Sub 1 will continue as a wholly owned subsidiary of UK Holdco.

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Liberty Global, any of their respective affiliates and third parties, including Liberty Interactive Corporation, Liberty Media Corporation, Sirius XM Radio Inc., Live Nation Entertainment, Inc., Starz, Discovery Communications Inc., Expedia Inc. and Ascent Capital Group, Inc, each of which is an affiliate of a significant shareholder of Liberty Global (collectively, the “Malone Entities”), or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”) for the accounts of Goldman, Sachs & Co. and its affiliates and employees and their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain investment banking services to the Company and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner with respect to an offering of the Company’s 5.250% senior notes due 2021 (aggregate principal amount $500,000,000) and 5.500% notes due 2021 (aggregate principal amount £650,000,000) in February 2011; as the Company’s financial advisor in connection with the sale of its stake in UKTV Interactive Limited and VMtv in October 2011; as dealer manager with respect to the Company’s tender offer for up to $500,000,000 of its dollar-denominated 9.500% senior notes due 2016 in March 2012; and as joint bookrunner with respect to a public offering of the Company’s 4.875% notes due 2022 (aggregate principal amount $900,000,000) and 5.125% notes due 2022 (aggregate principal amount £400,000,000) in October 2012. We also have provided certain investment banking services to Liberty Global and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner with respect to Liberty Global Europe BV’s refinancing of its term loan facility (aggregate principal amount $500,000,000) in October 2011; as Liberty Global’s financial advisor in connection with its acquisition of Kabel Baden-Wuerttemberg GmbH & Co KG in December 2011; as Liberty Global’s financial advisor in connection with its divestiture of Austar United Communications Ltd in May 2012; and as joint bookrunner with respect to an offering of 5.500% senior secured notes due 2023 (aggregate principal amount $1,000,000,000) and 5.750% senior secured notes due 2023 (aggregate principal amount €500,000,000) by Unitymedia Hessen GmbH & Co. KG and Unitymedia NRW GmbH in December 2012. We also have provided certain investment banking services to certain of the Malone Entities and their affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as co-manager with respect to a public offering of Discovery Communications LLC’s 4.375% senior notes due 2021 (aggregate principal amount $650,000,000) in June 2011; as Expedia Inc.’s financial advisor in its spin-off of Tripadvisor, Inc in December 2011; and as joint bookrunner with respect to a private offering of Live Nation Entertainment, Inc.’s 7.000% senior notes due 2020 (aggregate principal amount $225,000,000) in August 2012. We may also in the future provide investment banking services to the Company, Liberty Global and their respective affiliates and the Malone Entities and their respective affiliates for which our Investment Banking Division may receive compensation.

We further note that following the issuance of the Company’s 6.50% convertible senior notes due 2016 (aggregate principal amount of $1,000,000,000) (the “Convertible Notes”) in April 2008, the Company entered into capped call transactions with respect to 90% of the Convertible Notes (collectively, the “Capped Call Transactions”) with Goldman, Sachs & Co. (in such capacity, “Goldman Counterparty”), acting as principal for its own account, and three other counterparties where the Company purchased capped call options that refer to the Convertible Notes. In accordance with the terms of the Capped Call Transactions, the Capped Call Transactions will be adjusted in connection with the consummation of the Transaction and to the extent holders of the Convertible Notes convert their notes shortly following the consummation of the Transaction will result in termination of a corresponding portion of the Capped Call Transactions. Each of Goldman Counterparty and the other counterparties would be required, acting separately as calculation agent under the Capped Call Transactions to which it is a party, to determine the appropriate adjustment with respect to its Capped Call Transaction and, in any such terminations, an amount in cash equal to the fair value of such Capped Call Transactions to which it is a party at the time of cancellation thereof determined in accordance with the confirmations and to pay such amount to the successor to the Company. All actions or exercises of judgment by Goldman Counterparty, as calculation agent, pursuant to the terms of the Capped Call Transactions to which it is a party must be performed in good faith and a commercially reasonable manner.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Liberty Global for the five fiscal years ended December 31, 2011; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Liberty Global; certain other communications from the Company and Liberty Global to their respective stockholders; certain publicly available research analyst reports for the Company and Liberty Global; and certain internal financial analyses and forecasts for the Company prepared by its management and for Liberty Global prepared by its management, in each case, as approved for our use by the Company (the “Forecasts”), including certain cost savings and operating synergies projected by the managements of the Company and Liberty Global to result from the Transaction, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior managements of the Company and Liberty Global regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company and Liberty Global; reviewed the reported price and trading activity for the Shares and Liberty Global Common Stock; compared certain financial and stock market information for the Company and Liberty Global with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the European and U.S. cable industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, including the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company, Liberty Global or UK Holdco or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company, Liberty Global, UK Holdco or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. This opinion addresses only the fairness from a financial point of view to the holders (other than Liberty Global and its affiliates) of Shares, as of the date hereof, of the Consideration to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including the relative voting or other rights of the different classes of the UK Holdco Ordinary Shares, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Consideration to be paid to the holders (other than Liberty Global and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which UK Holdco Ordinary Shares will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company, Liberty Global or UK Holdco or the ability of the Company, Liberty Global or UK Holdco to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders (other than Liberty Global and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,
/Goldman, Sachs & Co./
(GOLDMAN, SACHS & CO.)

Annex F

February 5, 2013

The Board of Directors

Virgin Media Inc.

Bartley Wood Business Park

Bartley Way, Hook, Hampshire

RG27 9UP, UK

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Stock”), of Virgin Media Inc. (the “Company”) of the consideration to be paid to such holders in the proposed Transaction (as defined below) with Liberty Global, Inc. (the “Acquiror”). Pursuant to the Agreement and Plan of Merger, dated as of February 5, 2013 (the “Agreement”), by and among the Company, the Acquiror and its wholly-owned subsidiaries, Lynx Europe Limited (“UK Holdco”), Lynx US MergerCo 1 LLC (“Lynx Merger Sub 1”) and Lynx US MergerCo 2 LLC (“Lynx Merger Sub 2”), and UK Holdco’s wholly-owned subsidiaries, Viper US MergerCo 1 LLC (“Viper Merger Sub 1”) and Viper US MergerCo 2 LLC (“Viper Merger Sub 2”, and together with Lynx Merger Sub 1, Lynx Merger Sub 2 and Viper Merger Sub 1, the “Merger Subs”), the following will occur (collectively, the “Transaction”):

•

Viper Merger Sub 2 will merge into the Company (“First Viper Merger”), and the Company will become a wholly-owned subsidiary of Viper Merger Sub 1, and each outstanding share of Company Common Stock, other than any (i) shares of Company Common Stock held in treasury or owned, directly or indirectly, by UK Holdco, the Acquiror or any wholly-owned subsidiary of the Acquiror or the Company and (ii) Dissenting Shares (as defined in the Agreement), will be converted into the right to receive (x) $17.50 in cash (the “Cash Consideration”), (y) 0.2582 of UK Holdco’s Class A Ordinary Shares (the “UK Holdco Class A Consideration”), and (z) 0.1928 of UK Holdco’s Class C Ordinary Shares (the “UK Holdco Class C Consideration” and, together with the UK Holdco Class A Consideration, the “Stock Consideration”; the Stock Consideration together with the Cash Consideration, the “Consideration”);

•	following the First Viper Merger, the Company will merge into Viper Merger Sub 1, and Viper Merger Sub 1 will continue as a wholly-owned subsidiary of UK Holdco;

•

Lynx Merger Sub 2 will merge into the Acquiror (“First Lynx Merger”), and the Acquiror will become a wholly-owned subsidiary of Lynx Merger Sub 1, and, other than any shares of the Acquiror Common Stock (as defined below) held in treasury or owned, directly or indirectly, by UK Holdco, the Company or any wholly-owned subsidiary of the Acquiror or the Company, (x) each outstanding share of the Acquiror’s Series A Common Stock, par value $0.01 per share (“Acquiror Class A Common Stock”) will be converted into the right to receive one UK Holdco Class A Common Share, (y) each outstanding share of the Acquiror’s

Series B Common Stock, par value $0.01 per share (“Acquiror Class B Common Stock”) will be converted into the right to receive one of UK Holdco’s Class B Ordinary Shares (together with UK Holdco’s Class A Ordinary Shares and Class C Ordinary Shares, the “UK Holdco Ordinary Shares”), and (z) each outstanding share of the Acquiror’s Series C Common Stock, par value $0.01 per share (“Acquiror Class C Common Stock” and, together with Acquiror Class A Common Stock and Acquiror Class B Common Stock, the “Acquiror Common Stock”) will be converted into the right to receive one UK Holdco Class C Common Share; and

•	following the First Lynx Merger, the Acquiror will merge into Lynx Merger Sub 1, and Lynx Merger Sub 1 will continue as a wholly-owned subsidiary of UK Holdco.

In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the Acquiror and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company and the Acquiror with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock, the Acquiror Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the managements of the Company and the Acquiror relating to the businesses of the Company and the Acquiror, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company and the Acquiror, the financial condition and future prospects and operations of the Company and the Acquiror, the effects of the Transaction on the financial condition and future prospects of the Company and the Acquiror, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Acquiror or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company, the Acquiror or UK Holdco under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and the Acquiror to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company and the Acquiror, and will be consummated as described in the Agreement. We have also assumed that the representations and warranties made by the Company, the Acquiror, UK Holdco and Merger Subs in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company, the Acquiror or UK Holdco or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation, and we express no opinion with respect to the relative voting or other rights of the different classes of the UK Holdco Ordinary Shares. We are expressing no opinion herein as to the price at which the Company Common Stock, the Acquiror Common Stock or the UK Holdco Ordinary Shares will trade at any future time.

We note that we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, all of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company, the Acquiror and affiliates of both the Acquiror and certain significant shareholders of Acquiror, for which we and such affiliates have received customary compensation. Such services for the Company during such period have included acting as joint book runner on various debt offerings by certain of the Company’s subsidiaries, including Virgin Media Secured Finance PLC’s offering in February 2011 and Virgin Media Finance PLC’s offerings in February 2012 and October 2012.

Such services for the Acquiror during such period have included acting as: (x) lead left or joint bookrunner on various debt offerings by certain of the Acquiror’s subsidiaries, including (i) UPCB Finance III Limited’s offering in February 2011, (ii) UPCB Finance V Limited’s offering in November 2011, (iii) UPCB Finance VI Limited’s offering in January 2012, (iv) Telenet Finance III Luxembourg S.C.A.’s offering in February 2011, (v) Telenet Finance IV Luxembourg S.C.A.’s offering in June 2011, (vi) Telenet Finance V Luxembourg S.C.A.’s offering in August 2012 and (vii) the offering by Unity Media Hessen GMBH & Co. KG and Unity Media NRW GMBH in November 2012, (y) sole arranger on an extension of UPC Financing Partnership’s term facility in February 2012 and (z) lead left arranger on a new tranche under UPC Broadband Holding BV’s credit facility in November 2012.

In addition, we and our affiliates have provided financial advisory and/or capital raising services to affiliates of both the Acquiror and certain significant shareholders of the Acquiror, including Liberty Interactive Corporation, Liberty Media Corporation, Sirius XM Radio Inc., and Live Nation Entertainment, Inc. (collectively, the “Malone Entities”). Our commercial banking affiliate is also an agent bank and a lender under outstanding credit facilities of certain Malone Entities, for which it receives customary compensation or other financial benefits. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company, the Acquiror or affiliates of both the Acquiror and certain significant shareholders of Acquiror, for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

/s/ J.P. Morgan Securities LLC

J.P. Morgan Securities LLC

Annex G

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. APPRAISAL RIGHTS

(a)    Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)    Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)      Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)      Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.            Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.            Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.            Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.            Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)      In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c)    Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)    Appraisal rights shall be perfected as follows:

(1)      If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)      If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)    Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)    At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)    After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)    From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex H

The Companies Act 2006

Company Limited by Shares

LIBERTY GLOBAL PLC

(incorporated as Lynx Europe Limited on 29 January 2013 with company number 08379990,

formerly known as Liberty Global Corporation Limited

and re-registered as a public company on [—] 2013)

[FORM OF] ARTICLES OF ASSOCIATION

adopted by Special Resolution passed [—] 2013

Page

MODEL ARTICLES NOT TO APPLY	H-4

INTERPRETATION	H-4

LIABILITY OF MEMBERS	H-7

SHARES AND SHARE CAPITAL	H-7

AUTHORITY TO ALLOT SHARES AND DISAPPLICATION OF PRE-EMPTION RIGHTS	H-10

VARIATION OF RIGHTS	H-11

SHARE CERTIFICATES	H-11

LIEN	H-12

CALLS ON SHARES	H-13

FORFEITURE AND SURRENDER	H-14

TRANSFER OF SHARES	H-15

TRANSMISSION OF SHARES	H-16

SHARE WARRANTS	H-17

UNTRACED MEMBERS	H-18

ALTERATION OF CAPITAL	H-19

GENERAL MEETINGS	H-20

NOTICE OF GENERAL MEETINGS	H-21

LIST OF MEMBERS FOR VOTING AT GENERAL MEETINGS	H-21

PROCEEDINGS AT GENERAL MEETINGS	H-22

AMENDMENTS TO RESOLUTIONS	H-26

PROPOSED SHAREHOLDER RESOLUTIONS	H-26

VOTES OF MEMBERS	H-29

PROXIES AND CORPORATE REPRESENTATIVES	H-31

NUMBER AND CLASSIFICATION OF DIRECTORS	H-34

APPOINTMENT AND RE-ELECTION OF DIRECTORS	H-35

DIRECTORS’ FEES AND EXPENSES	H-36

DIRECTORS’ GRATUITIES AND BENEFITS	H-37

ALTERNATE DIRECTORS	H-37

POWERS OF THE BOARD	H-38

DELEGATION OF DIRECTORS’ POWERS	H-38

DISQUALIFICATION AND REMOVAL OF DIRECTORS	H-39

EXECUTIVE DIRECTORS	H-40

DIRECTORS’ INTERESTS	H-40

PROCEEDINGS OF DIRECTORS	H-43

MINUTES	H-46

SECRETARY	H-46

THE SEAL	H-46

REGISTERS	H-47

DIVIDENDS	H-47

SCRIP DIVIDENDS	H-52

CAPITALISATION OF PROFITS	H-53

CHANGE OF THE COMPANY’S NAME	H-57

RECORD DATES	H-57

ACCOUNTS	H-58

NOTICES AND OTHER COMMUNICATIONS	H-58

DESTRUCTION OF DOCUMENTS	H-62

WINDING UP	H-63

INDEMNITY AND INSURANCE	H-63

DISPUTE RESOLUTION	H-64

ARTICLES OF ASSOCIATION

of

LIBERTY GLOBAL PLC

PUBLIC LIMITED COMPANY

“the Company”

(effective as from [—] 2013)

MODEL ARTICLES NOT TO APPLY

1.	The regulations in the relevant model articles shall not apply to the Company.

INTERPRETATION

2.	In these Articles (if not inconsistent with the subject or context) the following words shall bear the following meanings:

“Articles” means the articles of association for the time being of the Company;

“Board” means the board of Directors of the Company from time to time;

“British Pounds Sterling” or “£” means the lawful currency of the United Kingdom;

“certificated share” means share in the capital of the Company which is held in physical certificated form and references in these Articles to a share being held in certificated form shall be construed accordingly;

“clear days” means, in relation to the period of a notice, that period excluding the day on which a notice is given or deemed to be given and the day for which it is given or which it is to take effect;

“Class A Ordinary Shares” means the ordinary shares in the capital of the Company from time to time, identified in Article 5(a) and with the rights set out therein and these Articles generally;

“Class B Ordinary Shares” means the ordinary shares in the capital of the Company from time to time, identified in Article 5(b) and with the rights set out therein and these Articles generally;

“Class C Ordinary Shares” means the ordinary shares in the capital of the Company from time to time, identified in Article 5(c) and with the rights set out therein and these Articles generally;

“Companies Act” means the Companies Act 2006 including any modifications or re-enactment of it for the time being in force;

“Depositary” means any depositary, custodian or nominee approved by the Board that holds legal title to shares in the capital of the Company for the purposes of facilitating beneficial ownership of such shares by another individual;

“Director” means a director of the Company from time to time;

“dividend” means dividend or bonus;

“electronic address” means any number or address used for the purposes of sending or receiving notices, documents or information by electronic means;

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended from time to time, and the regulations promulgated thereunder;

“executed” means any mode of execution;

“financial institution” means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange who is designated within the meaning of section 778(2) of the Companies Act;

“holder” means, in relation to a share in the capital of the Company, the member whose name is entered in the register of members as the holder of that share;

“member” means a member of the Company;

“Office” means the registered office of the Company from time to time;

“officer” includes a Director, manager and the secretary, but shall not include an auditor;

“Ordinary Shares” means the Class A Ordinary Shares, Class B Ordinary Shares, Class C Ordinary Shares and any other ordinary shares in the capital of the Company from time to time;

“paid” means paid or credited as paid;

“Preference Shares” means the preference shares in the capital of the Company from time to time, identified in Article 5(d) and with the rights set out therein and in these Articles generally;

“public announcement” shall mean disclosure in a press release reported by Reuters, the Dow Jones News Service, Associated Press or a comparable news service or other method of public announcement as the Board may deem appropriate in the circumstances or in a document publicly filed by the Company with the US Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act;

“register” means the register of members of the Company;

“seal” means the common seal (if any) of the Company and includes an official seal (if any) kept by the Company by virtue of section 49 or 50 of the Companies Act;

“secretary” means the secretary of the Company and includes a joint, assistant, deputy or temporary secretary and any other person appointed to perform the duties of the secretary of the Company;

“uncertificated share” means a share in the capital of the Company which is not held in physical certificated form and references in these Articles to a share being held in uncertificated form shall be construed accordingly;

“undertaking” includes a body corporate, trust or partnership, joint ventures or an unincorporated association carrying on a trade or business with or without a view to profit (and, in relation to an undertaking which is not a company, expressions in these articles appropriate to companies shall be construed as references to the corresponding persons, officers, documents or organs (as the case may be) appropriate to undertakings of that description);

“United Kingdom” means Great Britain and Northern Ireland;

“US Dollars” or “$” means the lawful currency of the United States of America; and

“Voting Shares” means the Class A Ordinary Shares, Class B Ordinary Shares and any other shares which may be issued with the right to attend and vote at general meetings.

3.

Subject to the following paragraph, references to any provision of any enactment or of any subordinate legislation (as defined by section 2(1) of the Interpretation Act 1978) include any modification or re-enactment of that provision for the time being in force.

Words and expressions contained in these Articles which are not defined in Article 2 but are defined in the Companies Act have the same meaning as in the Companies Act (but excluding any modification of the Companies Act not in force at the date these Articles took effect) unless inconsistent with the subject or the context.

In these Articles, unless the context otherwise requires:

(a)	words in the singular include the plural, and vice versa;

(b)	words importing any gender include all genders;

(c)	a reference to a person includes a reference to a body corporate (wherever resident or domiciled) and to an unincorporated body of persons;

(d)

reference to a document or information being “sent”, “supplied” or “given” to or by a person means such document or information, or a copy of such document or information, being sent, supplied, given, delivered, issued or made available to or by, or served on or by, or deposited with or by that person by any method authorised by these Articles, and “sending”, “supplying” and “giving” shall be construed accordingly;

(e)

references to documents “being signed” or to “signature” include a reference to it being executed under hand or under seal or by any other method and, in the case of a communication in electronic form, such references are to its being authenticated as specified in the Companies Act;

(f)

references to “writing” include references to typewriting, printing, lithography, photography and any other modes of representing or reproducing words in a legible and non-transitory form, whether sent or supplied in electronic form or made available on a website or otherwise and “written” shall be construed accordingly;

(g)	references to “other” and “otherwise” shall not be construed ejusdem generis where a wider construction is possible;

(h)	references to a power are to power of any kind, whether administrative, discretionary or otherwise;

(i)	references to a committee of the Directors are to a committee established in accordance with these Articles, whether or not comprised wholly of Directors;

(j)

any words following the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words, description, definition, phrase or term preceding those terms;

(k)	powers of delegation shall not be restrictively construed but the widest interpretation shall be given to them;

(l)

the word Board in the context of the exercise of any power contained in these Articles includes any committee consisting of one or more Directors, any Director, any other officer of the Company and any local or divisional board, manager or agent of the Company to which or, as the case may be, to whom the power in question has been delegated;

(m)	no power of delegation shall be limited by the existence or, except where expressly provided by the terms of delegation, the exercise of that or any other power of delegation; and

(n)

except where expressly provided by the terms of delegation, the delegation of a power shall not exclude the concurrent exercise of that power by any other body or person who is for the time being authorised to exercise it under these Articles or under another delegation of the power.

The headings are inserted for convenience only and do not affect the construction of these Articles.

LIABILITY OF MEMBERS

4.	The liability of each member is limited to the amount, if any, unpaid on the shares held by that member.

SHARES AND SHARE CAPITAL

5.	The Company may issue the following shares in the capital of the Company with rights attaching to them and denominated, in each case, as follows:

(a)

Class A Ordinary Shares, each of which shall be denominated in US Dollars with a nominal value of $0.01. Each Class A Ordinary Share shall be issued with one vote attaching to it for voting purposes in respect of all matters on which Voting Shares in the capital of the Company have voting rights and shall form a single class with the other Voting Shares in the capital of the Company for such purposes. Subject to Articles 200, 201, 212 and 213, each Class A Ordinary Share shall rank equally with all other Ordinary Shares in the capital of the Company for any dividend declared or in respect of the capitalisation of profits. Each Class A Ordinary Share shall rank equally with all other Ordinary Shares in the capital of the Company for any distribution made on a winding up of the Company.

(b)

Class B Ordinary Shares, each of which shall be denominated in US Dollars with a nominal value of $0.01. Each Class B Ordinary Share shall be issued with ten votes attaching to it for voting purposes in respect of all matters on which Voting Shares in the capital of the Company have voting rights and shall form a single class with the other Voting Shares in the capital of the Company for such purposes. Subject to Articles 200, 201, 212 and 213, each Class B Ordinary Share shall rank equally with all other Ordinary Shares in the capital of the Company for any dividend declared or in respect of the capitalisation of profits. Each Class B Ordinary Share shall rank equally with all other Ordinary Shares in the capital of the Company for any distribution made on a winding up of the Company. Each Class B Ordinary Share may be redesignated at any time in accordance with Article 7, at the election of the holder, into a Class A Ordinary Share.

(c)

Class C Ordinary Shares, each of which shall be denominated in US Dollars with a nominal value of $0.01. Each Class C Ordinary Share shall be issued without votes attaching to it. Subject to Articles 200, 201, 212 and 213 each Class C Ordinary Share shall rank equally with all other Ordinary Shares in the capital of the Company for any dividend declared or in respect of the capitalisation of profits. Each Class C Ordinary Share shall rank equally with all other Ordinary Shares in the capital of the Company for any distribution made on a winding up of the Company. Class C Ordinary Shares shall be issued without the right to receive notice of general meetings unless otherwise determined by the Board.

(d)

Preference Shares, each of which shall be denominated in US Dollars with a nominal value of $0.01. Preference Shares may be issued in one or more classes with or without votes attaching to them, with the Board to determine the existence of such voting rights and, if any, the ranking of such voting rights in relation to the other shares in the capital of the Company. The Board may determine any other terms and conditions of the Preference Shares, including with regards to their rights (i) to receive dividends (which may include the right to receive preferential or cumulative dividends), (ii) to distributions made by the Company on a winding up, and (iii) to be convertible into, or exchangeable for, shares of any other class or classes of the same or any other class or classes of shares, at such price or prices or at such rates of exchange and with such adjustments as may be determined by the Board.

6.	Notwithstanding Article 5, subject to the provisions of the Companies Act, and without prejudice to any rights attached to any existing shares or class of shares:

(a)

any share may be issued in one or more classes with such rights or restrictions as the Company may by ordinary resolution determine or, subject to and in default of such determination, as the Board shall determine; and

(b)

shares may be issued which are to be redeemed or are to be liable to be redeemed at the option of the Company or the holder and the Board may determine the terms, conditions and manner of redemption of shares provided that it does so before the shares are allotted.

7.	Each holder of a fully paid Class B Ordinary Share shall be entitled to redesignate the whole or part of his holding of Class B Ordinary Shares (not involving a fraction of a Class B Ordinary

Share) for the same number of fully paid Class A Ordinary Shares by delivering to the Office (or at such other place as the Board may from time to time appoint):

(a)

written notice of the number of Class B Ordinary Shares that are to be redesignated, such notice to identify the name and address of such holder, as they appear on the Company’s books (a redesignation notice);

(b)	in the case of a certificated share, the certificate or certificates representing the Class B Ordinary Shares to be so redesignated; and

(c)	such additional proof of title to the relevant shares of the person requesting redesignation, or authority of such person to request such redesignation, as the Board may require.

Any redesignation notice once delivered shall not be withdrawn without the consent of the Board. The redesignation of the Class B Ordinary Shares specified in the redesignation notice shall be deemed to have been made at the close of business on the date of receipt by the Company of the redesignation notice and such additional proof of title or authority as the Board may require in accordance with this Article 7.

If less than all of the Class B Ordinary Shares represented by any certificate delivered in accordance with this Article 7 are to be redesignated, the Company shall issue and deliver to the holder a new certificate in respect of the balance of Class B Ordinary Shares comprised in the surrendered certificate without charge within one month of the date of redesignation. If the Class A Ordinary Shares into which the relevant Class B Ordinary Shares have been redesignated are in certificated form, the Company shall issue and deliver to the holder or holders of the Class A Ordinary Shares a new certificate or new certificates, as the case may be, in respect of the Class A Ordinary Shares without charge within one month of the date of redesignation. The Class A Ordinary Shares into which the relevant Class B Ordinary Shares are redesignated shall rank pari passu in all respects and form one class with the Class A Ordinary Shares then in issue.

8.

The Company may exercise all powers of paying commissions or brokerage conferred or permitted by the Companies Act. Subject to the provisions of the Companies Act, any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other and may be in respect of a conditional or an absolute subscription.

9.

Except as required by law, no person shall be recognised by the Company as holding any share upon any trust. Except as otherwise provided by these Articles or by law, the Company shall not be bound by or recognise (even if having notice of it) any equitable, contingent, future, partial or other claim or any interest in any share (or in any fractional part of a share) except the holder’s absolute ownership of the entirety of the share and all the rights attaching to it.

10.

Without prejudice to any powers which the Company or the Board may have to issue, allot, dispose of, convert, or otherwise deal with or make arrangements in relation to, shares and other securities in any form:

(a)	the Board may permit the holding of shares in any class of shares in uncertificated form; and

(b)	the Company may issue shares in uncertificated form and may convert shares from certificated form to uncertificated form and vice versa.

11.

Shares in the capital of the Company that fall within a certain class shall not form a separate class of shares from other shares in that class because any share in that class is held in uncertificated form.

12.

Where the Company is entitled under any provision of the Companies Act or these Articles to sell, transfer or otherwise dispose of, forfeit, re-allot, accept the surrender of, or otherwise enforce a lien over, a share held in uncertificated form, the Company shall be entitled, subject to the provisions of the Companies Act and these Articles to:

(a)

require the holder of that uncertificated share by notice to change that share into certificated form within the period specified in the notice and to hold that share in certificated form so long as required by the Company; and

(b)

take any action that the Board considers appropriate to achieve the sale, transfer, disposal, forfeiture, re-allotment or surrender of that share, or otherwise to enforce a lien in respect of that share.

13.

If and to the extent that any provision of these Articles is inconsistent with the holding of or transfer of title to shares in uncertificated form it shall not apply to any share of any class which is in uncertificated form.

AUTHORITY TO ALLOT SHARES AND DISAPPLICATION OF PRE-EMPTION RIGHTS

14.	In addition to any similar authority which has not been fully utilised, the Board shall be generally and unconditionally authorised pursuant to section 551 of the Companies Act to:

(a)

exercise all of the powers of the Company to allot shares in the Company, and to grant rights to subscribe for or to convert any security into shares in the Company up to an aggregate nominal amount of $20,000,000 for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) on the date which is five years from the date of the adoption of these Articles by the Company; and

(b)

make an offer or agreement which would or might require shares to be allotted, or rights to subscribe for or convert any security into shares to be granted, after expiry of the authority described in this Article 14 and the Board may allot shares and grant rights in pursuance of that offer or agreement as if this authority had not expired.

15.

The Board shall be generally empowered pursuant to section 570 of the Companies Act and section 573 of the Companies Act to allot equity securities (as defined in the Companies Act) for cash, pursuant to the authority conferred by Article 14 of these Articles as if section 561(1) of the Companies Act did not apply to the allotment.

16.

Subject to the provisions of the Companies Act relating to the authority to allot shares and the disapplication of pre-emption rights or otherwise and of any resolution of the Company in general meeting passed pursuant to those provisions, and, in the case of redeemable shares, the provisions of Article 17:

(a)	all shares for the time being in the capital of the Company shall be at the disposal of the Board; and

(b)

the Board may reclassify, allot (with or without conferring a right of renunciation), grant options over, or otherwise dispose of them to such persons on such terms and conditions and at such times as it thinks fit.

17.

Subject to the provisions of the Companies Act, and without prejudice to any rights attached to existing shares, any share may be issued which is to be redeemed, or is liable to be redeemed at the option of the Company or the holder. The Board may determine the terms, conditions and manner of redemption of any redeemable share so issued provided that it does so before the share is allotted.

VARIATION OF RIGHTS

18.

Subject to the provisions of the Companies Act, if at any time the capital of the Company is divided into different classes of shares, all or any of the rights attached to any existing class may from time to time be varied or abrogated, either while the Company is a going concern or during or in contemplation of a winding up:

(a)	in such manner (if any) as may be provided by those rights;

(b)

with the written consent of the holders of three-quarters in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares), which consent shall be in hard copy form or in electronic form sent to such address (if any) for the time being specified by or on behalf of the Company for that purpose, or in default of such specification to the Office, and may consist of several documents, each executed or authenticated in such manner as the Board may approve by or on behalf of one or more holders, or a combination of both; or

(c)	with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class,

but not otherwise.

19.

For the purposes of Article 18, if at any time the capital of the Company is divided into different classes of shares, unless otherwise expressly provided by the rights attached to any share or class of shares, those rights shall be deemed not to be varied by:

(a)	the issue of further shares ranking pari passu with, or subsequent to, that share or class of shares;

(b)	the purchase or redemption by the Company of any of its own shares; and

(c)	the exercise by the Board of any of the powers contemplated by Articles 200, 201 and 210 to 213.

SHARE CERTIFICATES

20.

On becoming the holder of any share other than a share in uncertificated form, every person (other than a financial institution in respect of whom the Company is not required by law to complete and have ready a certificate) shall be entitled, without payment, to have issued to him within two months after allotment or lodgement of a transfer (unless the terms of issue of the shares provide otherwise) one certificate for all the shares of each class held by him (and, upon transferring a part of his holding of shares of any class, to a certificate for the balance of that holding). A holder may elect to receive one or more additional certificates for any of his shares upon payment for every certificate after the first of such reasonable sum as the Directors may determine from time to time.

21.	Every certificate shall:

(a)	be issued under the seal, or under such other form of authentication as the Board may approve (which may include manual or facsimile signatures by one or more Directors); and

(b)	shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on the shares.

22.

The Company shall not be bound to issue more than one certificate for shares held jointly by more than one person and delivery of a certificate to one joint holder shall be sufficient delivery to all of them, and seniority shall be determined in the manner described in Article 105. Shares of different classes may not be included in the same certificate.

23.

If a share certificate is damaged, defaced or worn out or said to be lost, stolen or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional out-of-pocket expenses incurred by the Company in investigating evidence and preparing the requisite form of indemnity as the Directors may determine but otherwise free of charge, and (in the case of damage, defacement or wearing out) on delivery up of the old certificate to the Company.

LIEN

24.

The Company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts payable to the Company (whether presently or not) in respect of that share. The Board may at any time (generally or in a particular case) waive any lien or declare any share to be wholly or in part exempt from the provisions of Articles 24 to 27 inclusive. The Company’s lien on a share shall extend to all amounts (including without limitation dividends) payable in respect of it.

25.

The Company may sell, in such manner as the Board determines, any share on which the Company has a lien if an amount in respect of which the lien exists is presently payable and is not paid within 14 clear days after notice has been sent to the holder of the share, or to the person entitled to it in consequence of the death or bankruptcy of the holder or otherwise by operation of law, demanding payment and stating that if the notice is not complied with the shares may be sold.

26.

To give effect to the sale the Board may, in the case of a share in certificated form, authorise any person to execute an instrument of transfer of the share sold to, or in accordance with the directions of, the purchaser. In the case of a share in uncertificated form, the Board may, to enable the Company to deal with the share in accordance with the provisions of this Article 26, exercise any of the powers of the Company under Article 12 to effect the sale of the share. The title of the transferee to the share shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale and the transferee shall not be bound to see to the application of the purchase money.

27.

The net proceeds of the sale, after payment of the costs, shall be applied in or towards payment or satisfaction of so much of the amount for which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate for the share sold, in the case of a share in certificated form, and, whether the share sold is in certificated form or uncertificated form, subject to a like lien for any amount not presently payable as existed upon the share before the sale) be paid to the person entitled to the share at the date of the sale.

CALLS ON SHARES

28.

Subject to the terms of allotment, the Board may from time to time make calls upon the members in respect of any amounts unpaid on their shares (whether in respect of nominal value or premium) and each member shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid by instalments. A call may, before receipt by the Company of an amount due under it, be revoked in whole or in part and payment of a call may be postponed in whole or part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

29.	A call shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed.

30.	The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

31.

If a call or an instalment of a call remains unpaid in whole or in part after it has become due and payable the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the shares in question or in the notice of the call or, if no rate is fixed, the rate determined by the Board, not exceeding 15 per cent. per annum, or, if higher, at the appropriate rate (as defined by the Companies Act), but the Board may in respect of any individual member waive payment of interest wholly or in part.

32.

An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call duly made and notified and payable on the date so fixed or in accordance with the terms of the allotment. If it is not paid these Articles shall apply as if that sum had become due and payable by virtue of a call duly made and notified.

33.	Subject to the terms of allotment, the Directors may on the issue of shares differentiate between the allottees or holders in the amounts and times of payment of calls on their shares.

34.

The Board may, if it thinks fit, receive from any member willing to advance it all or any part of the amount unpaid on any shares held by him (beyond the sums actually called up) as a payment in advance of calls, and such payment shall, to the extent of it, extinguish the liability on the shares in respect of which it is advanced. The Company may pay on all or any of the amount so advanced (until it would, but for such advance, become presently payable) interest on the amount so received, or so much of it as exceeds the sums called up on the shares in respect of which it has been received, at such rate (if any) as the member and the Board agree not exceeding 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Companies Act).

FORFEITURE AND SURRENDER

35.

If a call or an instalment of a call remains unpaid, in whole or in part, after it has become due and payable, the Board may give to the person from whom it is due not less than 14 clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

36.

If the notice is not complied with, any share in respect of which it was given may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the Board. The forfeiture shall include all dividends and other amounts payable in respect of the forfeited shares and which have not been paid before the forfeiture. When a share has been forfeited, notice of the forfeiture shall be sent to the person who was the holder of the share before the forfeiture. An entry shall be made promptly in the register opposite the entry of the share showing that notice has been sent, that the share has been forfeited and the date of forfeiture. No forfeiture shall be invalidated by the omission or neglect to send that notice or to make those entries.

37.

Subject to the provisions of the Companies Act, a forfeited share shall be deemed to belong to the Company and may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Board determines either to the person who was before the forfeiture the holder or to any other person. At any time before sale, re-allotment or other disposition, the forfeiture may be cancelled on such terms as the Board determines. Where for the purposes of its disposal a forfeited share is to be transferred to any person, the Board may, in the case of a share in certificated form, authorise someone to execute an instrument of transfer and, in the case of a share in uncertificated form, the Board may exercise any of the powers of the Company under Article 12. The Company may receive the consideration given for the share on its disposal and register the transferee as the holder of the share.

38.

A person shall cease to be a member in respect of any share which has been forfeited or surrendered and shall, if the share is held in certificated form, surrender to the Company for cancellation the certificate for the share forfeited but shall remain liable to the Company for all amounts which at the date of forfeiture were presently payable by him to the Company in respect of that share plus interest at the rate at which interest was payable on those amounts before the forfeiture or, if no interest was so payable, at the rate determined by the Board, not exceeding 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Companies Act) from the date of forfeiture until payment. The Board may waive payment wholly or in part or enforce payment without any allowance for the value of the share at the time of forfeiture or for any consideration received on its disposal.

39.

The Board may accept the surrender of any share which it is in a position to forfeit upon such terms and conditions as may be agreed and, subject to any such terms and conditions, a surrendered share shall be treated as if it had been forfeited.

40.

The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the person whose share is forfeited and the Company, except only such of those rights and liabilities as are by these Articles expressly saved, or are by the Companies Act given or imposed in the case of past members.

41.

A statutory declaration by a Director or the secretary that a share has been duly forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The declaration shall (subject to the execution of an instrument of transfer if necessary, in the case of a share in certificated form) constitute a good title to the share. The person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the forfeiture or disposal of the share.

TRANSFER OF SHARES

42.

Without prejudice to any power of the Company to register as shareholder a person to whom the right to any share has been transmitted by operation of law, the instrument of transfer of a share in certificated form may be in any usual form or in any other form which the Board may approve. An instrument of transfer shall be executed by or on behalf of the transferor and, where the share is not fully paid, by or on behalf of the transferee. An instrument of transfer need not be under seal.

43.

The Board may, in its absolute discretion, refuse to register the transfer of a share in certificated form if it is not fully paid provided that the refusal does not prevent dealings in shares in the Company from taking place on an open and proper basis.

44.	The Board may, in its absolute discretion, also refuse to register the transfer of a share:

(a)	unless the instrument of transfer:

(i)

is lodged, duly stamped, at the Office or such other place as the Board has appointed, accompanied by the certificate for the share to which it relates, or such other evidence as the Directors may reasonably require to show the transferor’s right to make the transfer, or evidence of the right of someone other than the transferor to make the transfer on the transferor’s behalf;

(ii)	is in respect of only one class of shares; or

(iii)	is in favour of not more than four transferees; or

(b)

is with respect to a share on which the Company has a lien and a sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after notice has been sent to the holder of the share in accordance with Article 25.

45.

If the Board refuses to register a transfer of a share, it shall as soon as practicable and in any event within two months after the date on which the instrument of transfer was lodged with the Company (in the case of a transfer of a share in certificated form) send to the transferee notice of the refusal together with reasons for the refusal. The Board shall send to the transferee such further information about the reasons for the refusal as the transferee may reasonably request.

46.	No fee shall be charged for the registration of any instrument of transfer or other document or instruction relating to or affecting the title to any share.

47.

The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the Board refuses to register shall (except in the case of fraud) be returned to the person lodging it when notice of the refusal is sent.

48.	Nothing in these Articles shall preclude the Board from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

TRANSMISSION OF SHARES

49.

If a member dies, the survivor or survivors where he was a joint holder, or his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest, but nothing in this Article 49 shall release the estate of a deceased member from any liability in respect of any share which had been solely or jointly held by him.

50.

A person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law may, upon such evidence being produced as the Board may properly require, elect either to become the holder of the share or to have some person nominated by him registered as the transferee. If he elects to become the holder he shall give notice to the Company to that effect. If he elects to have another person registered, and the share is a certificated share, he shall execute an instrument of transfer of the share to that person. If he elects to have himself or another person registered and the share is an uncertificated share, he shall take any action the Board may require (including without limitation the execution of any document) to enable himself or that person to be registered as the holder of the share. All the provisions of these Articles relating to the transfer of shares shall apply to the notice or instrument of transfer as if it were an instrument of transfer signed by the member and the death or bankruptcy of the member or other event giving rise to the transmission had not occurred.

51.

The Board may at any time send a notice requiring any such person referred to in Article 50 to elect either to be registered himself or to transfer the share. If the notice is not complied with within 60 days, the Board may after the expiry of that period withhold payment of all dividends or other amounts payable in respect of the share until the requirements of the notice have been complied with.

52.

A person becoming entitled to a share by reason of the death or bankruptcy of a member or otherwise by operation of law shall, upon such evidence being produced as the Board may reasonably require as to his entitlement and subject otherwise to Article 50, have the same rights in relation to the share to which he would be entitled if he were the holder of the share, and may give a discharge for all dividends and other moneys payable in respect of the share, except that he shall not, before being registered as the holder of the share, be entitled in respect of it to receive notice of, or to attend or vote at, any general meeting or at any separate meeting of the holders of any class of shares in the capital of the Company.

SHARE WARRANTS

53.	The Company, with respect to fully paid shares, may issue share warrants to bearer under the seal of the Company or in any other manner authorised by the Board.

54.

A share warrant shall state that the bearer is entitled to the shares therein specified, and may provide by coupons or otherwise for the payment of future dividends or other moneys on or in respect of the shares included in such share warrant.

55.

A share warrant shall entitle the bearer thereof to the shares included in it, and the shares may be transferred by the delivery of the share warrant, and the provisions of these Articles with respect to share certificates, liens, calls on shares and forfeiture and surrender, disclosure of interest, transfer of shares and transmission of shares shall not apply in relation to share warrants or the holders thereof.

56.

The Board shall be at liberty to accept a certificate (in such form and from such person as the Board may approve) to the effect that a specified person is shown in the records of the person issuing such certificate as being entitled to the shares comprised in a specified share warrant as sufficient evidence of the facts stated in such certificate, and may treat the deposit of such certificate at the Office (or any other place specified from time to time by the Board) as equivalent to the deposit there of the share warrant, and may (inter alia) allot to the person named in such certificate any shares to which the bearer of the share warrant referred to in such certificate may be entitled and the rights of the allottee to the allotment shall not, after allotment, be questioned by any person.

57.

The Board may determine and from time to time vary the conditions upon which share warrants shall be issued, and in particular (but without limitation) upon which a new share warrant or coupon will be issued in the place of one worn out, defaced, lost, stolen or destroyed (provided that no new share warrant may be issued to replace one that has been lost or destroyed unless the Board are satisfied beyond reasonable doubt that the original share warrant has been lost, stolen or destroyed), upon which (subject as hereinafter provided) the bearer of a share warrant shall be entitled to attend and vote at general meetings, and upon which a share warrant may be surrendered and the name of the holder entered in the register of members in respect of the shares therein specified. Subject to such conditions and to these Articles, the bearer of a share warrant shall be subject to the conditions for the time being in force relating to share warrants, whether made before or after the issue of such share warrant.

58.

Subject to any conditions for the time being in force relating to share warrants and as otherwise expressly provided in these Articles, the bearer of a share warrant may at any time deposit the share warrant at the Office (or at such other place as the Board may from time to time appoint) and, so long as the share warrant remains so deposited, the depositor shall have the same right of signing a requisition for calling a meeting of the Company, of giving notice of intention to submit a resolution to a meeting and of attending and voting, giving a proxy and exercising the other privileges of a member at any meeting held after the expiration of 48 hours from the time of deposit, as if his name were inserted in the register of members as the holder of the shares included in the deposited share warrant. Not more than one person shall be recognised as a depositor of any share warrant. Every share warrant which shall have been so deposited as aforesaid shall remain so deposited until after the closing of the meeting at which the depositor desires to attend or to be represented.

59.

Subject as otherwise expressly provided in these Articles or in any conditions for the time being in force relating to share warrants, no person shall, as bearer of a share warrant, be entitled to sign a requisition for calling a meeting of the Company or give notice of intention to submit a resolution to a meeting or attend or vote or give a proxy or exercise any other privilege of a member at a meeting of the Company, or be entitled to receive any notices or any documents pursuant to these Articles from the Company, but the bearer of a share warrant shall be entitled in all other respects to the same privileges and advantages as if he were named in the register of members as the holder of the shares included in the share warrant, and he shall be deemed to be a member of the Company.

60.

Without prejudice to any powers which the Company or the Board may have to issue, dispose of, convert, or otherwise deal with or make arrangements in relation to, share warrants and other securities in any form:

(a)	the holding of share warrants in uncertificated form and the transfer of title to such share warrants shall be permitted; and

(b)	the Company may issue share warrants in uncertificated form and may convert share warrants from certificated form to uncertificated form and vice versa.

If and to the extent that any provision of these Articles is inconsistent with such holding or transfer as is referred to in sub-paragraph (a) of this Article 60, it shall not apply to any share warrant in uncertificated form.

UNTRACED MEMBERS

61.	The Company shall be entitled to sell any share held by a member, or any share to which a person is entitled by transmission, if:

(a)

during the period of 12 years before the date of the publication of the advertisements referred to in paragraph (b) of this Article 61 (or, if published on different dates, the first date) (the relevant period) at least three dividends in respect of the share have been declared and all dividend warrants, cheques or other method of payment for amounts payable in respect of the share which have been sent and were payable in a manner authorised by these Articles have remained uncashed;

(b)

the Company has, as soon as practicable after the expiration of the relevant period, inserted an advertisement in a leading national daily newspaper published in the United Kingdom and in a newspaper circulating in the area of the registered address or last known address of the member or person concerned, giving notice of its intention to sell such share; and

(c)

during the relevant period and the further period of three months after the publication of the advertisements referred to in paragraph (b) of this Article 61 (or, if published on different dates, the first date) the Company has received no communication from, or on behalf of, such member or person concerned.

62.

The Company shall also be entitled to sell any additional share issued during the relevant period of 12 years in right of any share to which Article 61 applies (or in right of any share so issued), if the criteria in Article 61 are satisfied in relation to the additional share (but as if the words “during the period of 12 years” were omitted from paragraph (a) and the words “, after the expiration of the relevant period,” were omitted from paragraph (b)).

63.	To give effect to the sale of any share pursuant to Articles 61 to 64 inclusive the Company may:

(a)

in the case of a share in certificated form, appoint any person to execute an instrument of transfer of the share, and the instrument shall be as effective as if it had been executed by the registered holder of, or person entitled by transmission to, the share; and

(b)

in the case of a share in uncertificated form, the Directors may, to enable the Company to deal with the share in accordance with the provisions of Articles 61 to 64 inclusive, do all acts and things it considers necessary and expedient to effect the transfer of the share to, or in accordance with the directions of, the purchaser.

64.

An instrument of transfer executed by that person in accordance with Article 63(a) shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. An exercise by the Company of its powers in accordance with Article 63(b) shall be as effective as if exercised by the registered holder of or person entitled by transmission to the shares. The purchaser shall not be bound to see to the application of the proceeds of sale, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the sale. The net proceeds of sale shall belong to the Company which shall be indebted to the member or other person entitled to the share for an amount equal to the net proceeds of the sale and the Company shall enter the name of such former member or other person in the books of the Company as a creditor for that amount. No trust or duty to account shall arise in respect of the net proceeds and no interest shall be payable in respect of the proceeds of sale, which may be employed in the business of the Company or invested in such investments as the Board may think fit.

ALTERATION OF CAPITAL

65.	Subject to the Companies Act and the provisions of these Articles, and without prejudice to any relevant special rights attached to any class of shares, the Company may from time to time:

(a)	increase its share capital by allotting new shares;

(b)	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c)	sub-divide its shares, or any of them, into shares of smaller amount than its existing shares;

(d)	cancel any of its shares;

(e)	redenominate its share capital or any class of share capital; and

(f)	determine that, as between the shares resulting from such a sub-division, any of them may have any preference or advantage as compared with the others,

and where any difficulty arises in regard to any consolidation or division, the Directors may settle such difficulty as they see fit.

66.

Whenever any fractions arise as a result of a consolidation or sub-division of shares, the Board may on behalf of the members deal with the fractions as it thinks fit. In particular, without limitation, the Board may sell shares, representing fractions to which any members would otherwise become entitled, to any person (including, subject to the provisions of the Companies Act, the Company) and distribute the net proceeds of sale in due proportion among those members or retain such net proceeds for the benefit of the Company. In the case of shares to be sold being held in certificated form, the Board may authorise some person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the purchaser. In the case of shares to be sold in uncertificated form, the Board may, to enable the Company to deal with the share in accordance with the provisions of this Article 66, do all acts and things it considers necessary or expedient to effect the transfer of the shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

67.

All shares created by an increase of the Company’s share capital (unless otherwise provided by the terms of allotment of the shares of that class), by consolidation, division or sub-division of its share capital or the conversion of stock into paid-up shares shall be subject to all the provisions of these Articles, including without limitation provisions relating to the payment of calls, lien, forfeiture, transfer and transmission.

68.

The Company shall not consolidate, divide, sub-divide or redenominate any one or more Ordinary Shares without consolidating, dividing, sub-dividing or redenominating (as the case may be) all of the Ordinary Shares, on an equal per share basis.

GENERAL MEETINGS

69.	The Board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the Companies Act.

70.

All provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply to every separate general meeting of the holders of any class of shares in the capital of the Company, except that:

(a)

the necessary quorum at any such meeting (or adjournment thereof) shall be members of that class who together represent at least the majority of the voting rights of all members of that class entitled to vote, present in person or by proxy, at the relevant meeting; and

(b)	all votes shall be taken on a poll; and

(c)	each holder of shares of the class shall, on a poll, have one vote in respect of every share of the class held by him.

For the purposes of this Article 70, where a person is present by proxy or proxies, he is treated only as holding the shares in respect of which those proxies are authorised to exercise voting rights with respect to any matter proposed at the meeting.

71.

The Board may call general meetings whenever and at such times and places as it shall determine. On requisition of members pursuant to the provisions of the Companies Act, the Board shall promptly convene a general meeting in accordance with the requirements of the Companies Act.

NOTICE OF GENERAL MEETINGS

72.

Subject to the provisions of the Companies Act, an annual general meeting and all other general meetings shall be called by at least such minimum period of notice as is prescribed or permitted under the Companies Act.

73.

Subject to the provisions of the Companies Act and any relevant special rights or restrictions attached to any shares, notices shall be given to every member as of the record date for such meeting and to the Directors. The auditors of the Company are entitled to receive all notices of, and other communications relating to, any general meeting which any member is entitled to receive.

74.

Subject to the provisions of the Companies Act, the notice shall specify the place (including without limitation any satellite meeting place arranged for the purposes of Article 86, which shall be identified as such in the notice), the date and the time of meeting and the general nature of the business to be transacted, and in the case of an annual general meeting shall specify the meeting as such. In the case of a meeting to pass a special resolution, the notice shall specify the intention to propose the resolution as a special resolution.

75.

Where the Company has given an electronic address in any notice of meeting, any document or information relating to proceedings at the meeting may be sent by electronic means to that address, subject to any conditions or limitations specified in the relevant notice of meeting.

76.

The accidental omission to send notice of a meeting or resolution, or to send any notification where required by the Companies Act or these Articles in relation to the publication of a notice of meeting on a website, or to send a form of proxy where required by the Companies Act or these Articles, to any person entitled to receive it, or the non-receipt for any reason of any such notice, resolution or notification or form of proxy by that person, whether or not the Company is aware of such omission or non-receipt, shall not invalidate the proceedings at that meeting.

LIST OF MEMBERS FOR VOTING AT GENERAL MEETINGS

77.	At least ten days before every general meeting, the secretary shall prepare a complete list of the members entitled to vote at the meeting. Such list shall:

(a)	be arranged in alphabetical order;

(b)	show the address of each member entitled to vote at the meeting; and

(c)	show the number of shares registered in the name of each member.

78.

The list of members prepared in accordance with Article 77 shall be available during ordinary business hours for a period of at least ten days before the general meeting for inspection by any member for any purpose relevant to the meeting. If the notice of the meeting does not specify the place where the members may inspect the list of members, the list of members shall be available for inspection (at the discretion of the Board) at either the Office or on a website. The list of members shall be available for inspection by any member who is present at the meeting, at the place and for the duration, of the meeting.

PROCEEDINGS AT GENERAL MEETINGS

79.

No business shall be transacted at a meeting unless a quorum is present but the absence of a quorum shall not preclude the choice or appointment of a chairman, which shall not be treated as part of the business of the meeting. Except as otherwise provided by these Articles, a quorum is the members who together represent at least the majority of the voting rights of all the members entitled to vote, present in person or by proxy, at the relevant meeting.

80.

If a quorum is not present within half an hour after the time appointed for holding the meeting, or if during a meeting a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved, and in any other case shall stand adjourned to such date, time and place as the chairman of the meeting may, subject to the provisions of the Companies Act, determine. If at the adjourned meeting a quorum is not present within 15 minutes after the time appointed for holding the meeting, the meeting shall be dissolved.

81.

The chairman (if any) of the Board, or in his absence the deputy chairman of the Board, or in the absence of both of them some other Director nominated prior to the meeting by the Board, shall preside as chairman of the meeting. If none of the chairman, deputy chairman or such other Director (if any) is present within 15 minutes after the time appointed for holding the meeting or is not willing to act as chairman, the Directors present shall elect one of their number present and willing to act to be chairman of the meeting, and if there is only one Director present, he shall be chairman of the meeting.

82.

If no Director is willing to act as chairman or if no Director is present within 15 minutes after the time appointed for holding the meeting, the members present in person or by proxy and entitled to vote shall choose a member present in person or a proxy of a member or a person authorised to act as a representative of a corporation in relation to the meeting to be chairman of the meeting.

83.

The Board or the chairman of the meeting may direct that any person wishing to attend any general meeting should submit to such searches or other security arrangements (including without limitation, requiring evidence of identity to be produced before entering the meeting and placing restrictions on the items of personal property which may be taken into the meeting) as they or he consider appropriate under the circumstances. The Directors or the chairman of the meeting may in their or his absolute discretion refuse entry to, or eject from, any general meeting any person who refuses to submit to a search or otherwise comply with such security arrangements.

84.

The Board or the chairman of the meeting may take such action, give such direction or put in place such arrangements as they or he consider appropriate to secure the safety of the people attending the meeting and to promote the orderly conduct of the business of the meeting. Any decision of the chairman of the meeting on matters of procedure or matters arising incidentally from the business of the meeting, and any determination by the chairman of the meeting as to whether a matter is of such a nature, shall be final.

85.

Directors may attend and speak at general meetings and at any separate meeting of the holders of any class of shares, whether or not they are members. The chairman of the meeting may permit other persons who are not members of the Company or otherwise entitled to exercise the rights of members in relation to general meetings to attend and, at the chairman of the meeting’s discretion, speak at a general meeting or at any separate class meeting.

86.

In the case of any general meeting, the Board may, notwithstanding the specification in the notice convening the general meeting of the place at which the chairman of the meeting shall preside (the principal place), make arrangements for simultaneous attendance and participation at satellite meeting places, or by way of any other electronic means, allowing persons not present together at the same place to attend, speak and vote at the meeting. The arrangements for simultaneous attendance and participation at satellite meeting places, or other places at which persons are participating via electronic means may include arrangements for controlling or regulating the level of attendance at any particular venue provided that such arrangements shall operate so that all members and proxies wishing to attend the meeting are able to attend at one or other of the venues. The members or proxies at the satellite meeting places, or other places at which persons are participating via electronic means, shall be counted in the quorum for, and be entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid if the chairman of the meeting is satisfied that adequate facilities are available throughout the meeting to ensure that the members or proxies attending at the satellite meeting places, or other places at which persons are participating via electronic means, are able to:

(a)	participate in the business for which the meeting has been convened;

(b)	see and hear all persons who speak (whether through the use of microphones, loud speakers, audio-visual communication equipment or otherwise) in the principal place and any other such place; and

(c)	be heard and seen by all other persons so present in the same way.

87.

The chairman of the general meeting shall be present at, and the meeting shall be deemed to take place at, the principal place. If it appears to the chairman of the meeting that the facilities at the principal place or any satellite meeting place, have become inadequate for the purposes set out in Article 86, then the chairman of the meeting may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at the general meeting up to the point of the adjournment shall be valid. The provisions of Article 92 shall apply to that adjournment.

88.	The Board may make arrangements for persons entitled to attend a general meeting or an adjourned general meeting to be able to view and hear the proceedings of the general meeting or adjourned general meeting and to speak at the meeting (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) by attending at a venue anywhere in the world not being a satellite meeting place. Those attending at any such venue shall not be regarded as present at the general meeting or adjourned general meeting and shall not be entitled to vote at the meeting at or from that venue. The inability for any reason of any member present in person or by proxy at such a venue to view or hear all or any of the proceedings of the meeting or to speak at the meeting shall not in any way affect the validity of the proceedings of the meeting.

89.

The board may from time to time make any arrangements for controlling the level of attendance at any venue for which arrangements have been made pursuant to Article 88 (including without limitation the issue of tickets or the imposition of some other means of selection) it in its absolute discretion considers appropriate, and may from time to time change those arrangements. If a member, pursuant to those arrangements, is not entitled to attend in person or by proxy at a particular venue, he shall be entitled to attend in person or by proxy at any other venue for which arrangements have been made pursuant to Article 87. The entitlement of any member to be present at such venue in person or by proxy shall be subject to any arrangement then in force and stated by the notice of meeting or adjourned meeting to apply to the meeting.

90.

If, after the sending of the notice of a general meeting but before the meeting is held, or after the adjournment of a general meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the Board decides that it is impracticable or unreasonable, for a reason beyond its control, to hold the meeting at the declared place (or any of the declared places, in the case of a meeting to which Article 86 applies) and/or time, it may change the place (or any of the declared places, in the case of a meeting to which Article 85 applies) and/or postpone the time at which the meeting is to be held. If such a decision is made, the Board may then change the place (or any of the declared places, in the case of a meeting to which Article 85 applies) and/or postpone the time again if it decides that it is reasonable to do so. In either case:

(a)

no new notice of the meeting need be sent, but the Board shall, if practicable, advertise the date, time and place of the meeting by public announcement and in two newspapers with national circulation in the United Kingdom and shall make arrangements for notices of the change of place and/or postponement to appear at the original place and/or at the original time; and

(b)

a proxy appointment in relation to the meeting may, if by means of a document in hard copy form, be delivered to the Office or such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 123(a) or, if in electronic form, be received at the address (if any) specified by or on behalf of the Company in accordance with Article 123(b).

91.

For the purposes of Articles 86, 87, 88, 89 and 90, the right of a member to participate in the business of any general meeting shall include, without limitation, the right to speak, vote on a poll, be represented by a proxy and have access to all documents which are required by the Companies Act or these Articles to be made available at the meeting.

92.	Without prejudice to any other power of adjournment he may have under these Articles or at common law:

(a)

the chairman of the meeting may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place; and

(b)

the chairman of the meeting may, without the consent of the meeting, adjourn the meeting before or after it has commenced, to another date, time or place which the chairman of the meeting may decide, if the chairman of the meeting considers that:

(i)	there is not enough room for the number of members and proxies who wish to attend the meeting;

(ii)	the behaviour of anyone present prevents, or is likely to prevent, the orderly conduct of the business of the meeting;

(iii)	an adjournment is necessary to protect the safety of any person attending the meeting; or

(iv)	an adjournment is otherwise necessary in order for the business of the meeting to be properly carried out.

93.

An adjournment may, subject to the provisions of the Companies Act, be for such time and to such other place (or, in the case of a meeting held at a principal place and a satellite meeting place, such other places) as the chairman may, in his absolute discretion determine, notwithstanding that by reason of such adjournment some members may be unable to be present at the adjourned meeting. Any such member may nevertheless appoint a proxy for the adjourned meeting either in accordance with Articles 119, 120 and 123 or by means of a document in hard copy form which, if delivered at the meeting which is adjourned to the chairman or the secretary or any Director, shall be valid even though it is given at less notice than would otherwise be required by Article 123(a). Subject to the provisions of the Companies Act, it shall not be necessary to give notice of an adjourned meeting, except that when a meeting is adjourned for 30 days or more, or for an indefinite period, at least seven clear days’ notice shall be given specifying the time and place (or places, in the case of a meeting to which Article 86 applies) of the adjourned meeting and the general nature of the business to be transacted. No business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place.

94.

Any resolution put to a vote at a general meeting shall be decided on a poll. This Article 94 may only be removed, amended or varied by resolution of the members passed unanimously at a general meeting of the Company.

95.

Subject to Article 96, a poll shall be taken as the chairman directs and he may, and shall if required by the meeting, appoint scrutineers (who need not be members) and fix a time and a place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

96.

A poll on the election of a chairman or on a question of adjournment shall be taken immediately. A poll on any other question shall be taken at either the meeting or such time and place as the chairman directs not being more than 30 days after the meeting.

AMENDMENTS TO RESOLUTIONS

97.	A special resolution to be proposed at a general meeting may be amended by ordinary resolution if:

(a)	the chairman of the meeting proposes the amendment at the general meeting at which the resolution is to be proposed; and

(b)	the amendment does not go beyond what is necessary to correct a clear error in the resolution.

98.	An ordinary resolution to be proposed at a general meeting may be amended by ordinary resolution if:

(a)

written notice of the terms of the proposed amendment and of the intention to move the amendment have been delivered in hard copy to the Company at the Office or to such other place as may be specified by or on behalf of the Company for that purpose, or received in electronic form at such address (if any) for the time being specified by or on behalf of the Company for that purpose, at least 48 hours before the time for holding the meeting or the adjourned meeting at which the ordinary resolution in question is proposed (which, if the Board so specifies, shall be calculated taking no account of any part of a day that is not a working day) and the proposed amendment does not, in the reasonable opinion of the chairman of the meeting, materially alter the substance of the resolution; or

(b)	the chairman of the meeting, in his absolute discretion, decides that the proposed amendment may be considered or voted on.

99.

With the consent of the chairman of the meeting, an amendment may be withdrawn by its proposer before it is voted on. If an amendment proposed to any resolution under consideration is ruled out of order by the chairman of the meeting, the proceedings on the resolution shall not be invalidated by any error in the ruling.

PROPOSED SHAREHOLDER RESOLUTIONS

100.

Where a member or members, in accordance with the provisions of the Companies Act, request the Company to (i) call a general meeting for the purposes of bringing a resolution before the meeting, or (ii) give notice of a resolution to be proposed at a general meeting, such request must, in each case and in addition to the requirements of the Companies Act, contain the following (and, to the extent that the request relates to the nomination of a director, the content requirements of Article 137(b) also apply):

(a)

to the extent that the request relates to the nomination of a director, as to each person whom the member(s) propose(s) to nominate for election or re-election as a director, all information relating to such person that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected;

(b)

to the extent that that request relates to any business other than the nomination of a Director that the member(s) propose(s) to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such member(s) and any Member Associated Person, individually or in the aggregate, including any anticipated benefit to the member(s) or the Member Associated Person therefrom; and

(c)	as to the member(s) giving the notice and the Member Associated Person, if any, on whose behalf the nomination or proposal is made:

(i)	the name and address of such member(s), as they appear on the Company’s books, and of such Member Associated Persons, if any;

(ii)	the class and number of shares of the Company which are owned beneficially and of record by such member(s) and such Member Associated Persons, if any;

(iii)

a description of all agreements, arrangements and understandings between such member and such Member Associated Persons, if any, each proposed nominee and any other person or persons (including their names) in connection with the nomination of a Director or the proposal of any other business by such member(s) or such Member Associated Person, if any;

(iv)

any other information relating to such member or such beneficial owner that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies pursuant to Section 14 of the Exchange Act; and

(v)

to the extent known by the member(s) giving the notice, the name and address of any other member supporting the nominee for election or re-election as a Director or the proposal of other business on the date of such request.

For the purposes of this Article 100, a Member Associated Person of any member shall mean:

(A)	any person controlling, directly or indirectly, or acting in concert with, such member;

(B)	any beneficial owner of shares in the capital of the Company owned of record or beneficially by such member; and

(C)	any person controlling, controlled by or under common control with such Member Associated Person.

101.

If a request made in accordance with Article 100 does not include the information specified in that Article, or if a request made in accordance with Article 100 is not received in the time and manner required by Article 102, in respect of such shares which the relevant member(s) hold (the member default shares) the relevant member(s) shall not be entitled to vote, either personally or by proxy at a general meeting or at a separate meeting of the holders of that class of shares (or at an adjournment of any such meeting), the member default shares with respect to the matters detailed in the request made in accordance with Article 100.

102.

Without prejudice to the rights of any member under the Companies Act, a member who makes a request to which Article 100 relates, must deliver any such request in writing to the secretary at the Office not earlier than the close of business on the one hundred and twentieth (120th) calendar day nor later than the close of business on the ninetieth (90th) calendar day prior to the date of the first anniversary of the preceding year’s annual general meeting provided, however, that in the event that the date of an annual general meeting is more than thirty (30) calendar days before or more than sixty (60) calendar days after the date of the first anniversary of the preceding year’s annual general meeting, notice by the member must be so delivered in writing not earlier than the close of business on the one hundred and twentieth (120th) calendar day prior to such annual general meeting and not later than the close of business on the later of (i) the ninetieth (90th) calendar day prior to such annual general meeting and (ii) the 10th calendar day after the day on which public announcement of the date of such annual general meeting is first made by the Company. In no event shall any adjournment or postponement of an annual general meeting or the public announcement thereof commence a new time period for the giving of a member’s notice as described in this Article 102.

For the purposes of the annual general meeting of the Company to be held in 2014, references in this Article 102 to the Company’s “preceding year’s annual general meeting” shall be construed as references to a meeting deemed to have taken place on 15 June 2013.

Notwithstanding anything in the foregoing provisions of this Article 102 to the contrary, in the event that the number of Directors to be elected to the Board is increased and there is no public announcement, naming all of the nominees for Director or specifying the size of the increased Board, made by the Company at least one hundred (100) calendar days prior to the date of the first anniversary of the preceding year’s annual general meeting or, a member’s notice required by this Article 102 shall also be considered as validly delivered in accordance with this this Article 102, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the secretary at the Office not later than 5.00 pm, local time, on the tenth (10th) calendar day after the day on which such public announcement is first made by the Company.

Notwithstanding the provisions of Articles 100 or 101 or the foregoing provisions of this Article 102, a member shall also comply with all applicable requirements of the Companies Act and of the Exchange Act with respect to the matters set forth in Articles 100 or 101 or in this Article 102. Nothing in Article 100 or 101 or in this Article 102 shall be deemed to affect any rights of members to request inclusion of proposals in, nor the right of the Company to omit proposals from, the Company’s proxy statement pursuant to Rule 14a-8 (or any successor provision) under the Exchange Act, subject in each case to compliance with the Exchange Act.

VOTES OF MEMBERS

103.

Subject to any relevant special rights or restrictions attached to any shares (including, for the avoidance of doubt, such rights and restrictions set out in Article 5 above), on a vote on a resolution on a poll every member present in person or by proxy shall have one vote for every share of which is the holder or in respect of which his appointment of proxy or corporate representative has been made.

104.	A member, proxy or corporate representative entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses the same way.

105.

In the case of joint holders the vote of the senior who tenders a vote shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the register of members.

106.

A member in respect of whom an order has been made by any court or official having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote by any person authorised in that behalf by that court or official and such person may vote by proxy. Evidence to the satisfaction of the Board of the authority of the person claiming the right to vote shall be delivered to the Office, or such other place as is specified in accordance with these Articles for the delivery or receipt of appointments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised (provided that the Company may specify, in any case, that in calculating the period of 48 hours, no account shall be taken of any part of a day that is not a working day). Failure to satisfy the requirements of this Article 106 shall cause the right to vote not to be exercisable.

107.

No member shall have the right to vote at any general meeting or at any separate meeting of the holders of any class of shares, either in person or by representative or proxy, in respect of any share held by him unless all amounts presently payable by him in respect of that share have been paid.

108.

If at any time the Board is satisfied that any member, or any other person appearing to be interested in shares held by such member, has been duly served with a notice under section 793 of the Companies Act (a section 793 notice) and is in default for the prescribed period in supplying to the Company the information thereby required, or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, then the Board may, in its absolute discretion at any time by notice (a direction notice) to such member direct that:

(a)

in respect of the shares in relation to which the default occurred (the default shares, which expression includes any shares issued after the date of the section 793 notice in respect of those shares) the member shall not be entitled to attend or vote either personally or by proxy at a general meeting or at a separate meeting of the holders of that class of shares or on a poll; and

(b)	in respect of the default shares:

(i)	no payment shall be made by way of dividend and no share shall be allotted or distributed pursuant to Articles 210, 211 or 212; and

(ii)	no transfer of any default share shall be registered unless:

(A)

the member is not himself in default as regards supplying the information requested and the transfer when presented for registration is accompanied by a certificate by the member in such form as the Board may in its absolute discretion require to the effect that after due and careful enquiry the member is satisfied that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer; or

(B)	the transfer is an approved transfer.

109.	The Company shall send the direction notice to each other person appearing to be interested in the default shares, but the failure or omission by the Company to do so shall not invalidate such notice.

110.	Any direction notice shall cease to have effect not more than seven days after the earlier of receipt by the Company of:

(a)	a notice of an approved transfer, but only in relation to the shares transferred; or

(b)	all the information required by the relevant section 793 notice, in a form satisfactory to the Board.

111.	The Board may at any time send a notice cancelling a direction notice.

112.	The Company may exercise any of its powers under Article 12 in respect of any default share that is held in uncertificated form.

113.	For the purposes of this Article 113 and Articles 108, 109, 110, 111 and 112:

(a)	a person shall be treated as appearing to be interested in any shares if the member holding such shares has sent to the Company a notification under section 793 of the Companies Act which either:

(i)	names such person as being so interested; or

(ii)

fails to establish the identities of all those interested in the shares, and (after taking into account the said notification and any other relevant section 793 notification) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares;

(b)	the prescribed period is 14 days from the date of service of the section 793 notice; and

(c)	a transfer of shares is an approved transfer if:

(i)	it is a transfer of shares pursuant to an acceptance of a takeover offer (within the meaning of section 794 of the Companies Act);

(ii)

the Board is satisfied that the transfer is made pursuant to a sale of the whole of the beneficial ownership of the shares the subject of the transfer to a party unconnected with the member and with any other person appearing to be interested in the shares; or

(iii)

the transfer results from a sale made through a recognised investment exchange as defined in the Financial Services and Markets Act 2000 or any other stock exchange outside the United Kingdom on which the Company’s shares are normally traded.

114.	Nothing contained in Article 108, 109, 110, 111, 112 or 113 limits the power of the Company under section 794 of the Companies Act.

115.

Any objection to the qualification of any person voting at a general meeting or on a poll or to the counting of, or failure to count, any vote, must be made at the meeting or adjourned meeting or at the time the poll is taken (if not taken at the meeting or adjourned meeting) at which the vote objected to is tendered. Every vote not disallowed at such meeting shall be valid and every vote not counted which ought to have been counted shall be disregarded. Any objection made in due time shall be referred to the chairman of the meeting whose decision shall be final and conclusive. If a vote is not disallowed by the chairman of the meeting it is valid for all purposes.

116.

The Company shall not be bound to enquire whether any proxy or corporate representative votes in accordance with the instructions given to him by the member he represents and if a proxy or corporate representative does not vote in accordance with the instructions of the member he represents the vote or votes cast shall nevertheless be valid for all purposes.

117.

If any votes are counted which ought not to have been counted, or might have been rejected, the error shall not vitiate the result of the voting unless it is pointed out at the same meeting, or any adjournment of the meeting, and, in the opinion of the chairman, it is of sufficient magnitude to vitiate the result of the voting.

PROXIES AND CORPORATE REPRESENTATIVES

118.

A member is entitled to appoint another person as his proxy to exercise all or any of his rights to attend and to speak and vote at a meeting of the Company in respect of the shares to which the proxy appointment relates. The proxy appointment shall, unless it provides to the contrary, be valid for any adjournment of the meeting as well as for the meeting to which it relates. A proxy need not be a member.

119.	The appointment of a proxy shall be:

(a)

in the case of a proxy relating to shares in the capital of the Company held in the name of a Depositary, in a form or manner of communication approved by the Board, which may include, without limitation, a voter instruction form to be provided to the Company by certain third parties on behalf of the Depositary. Subject thereto, the appointment of a proxy may be:

(i)	in hard copy form; or

(ii)	in electronic form, to the electronic address provided by the Company for this purpose; or

(b)	in the case of a proxy relating to the shares to which Article 119(a) does not apply:

(i)	in any usual form or in any other form or manner of communication which the Board may approve. Subject thereto, the appointment of a proxy may be:

(A)	in hard copy form; or

(B)	in electronic form, to the electronic address provided by the Company for this purpose;

120.

The appointment of a proxy, whether made in hard copy form or in electronic form, shall be executed by or on behalf of the appointor in such manner as the Directors may approve, which in the case of a corporation may be either under its common seal or under the hand of a duly authorised officer or other person duly authorised for that purpose or in any other manner authorised by its constitution.

121.

The Board may, if it thinks fit, but subject to the provisions of the Companies Act, at the Company’s expense (with or without provision for their return prepaid) send hard copy forms of proxy for use at the meeting, or at any separate meeting of the holders of any class of shares, and issue invitations in electronic form to appoint a proxy in relation to the meeting in such form as may be approved by the Board. If, for the purpose of any meeting appointments of proxy or invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company’s expense, they shall be issued to all (and not to some only) of the members entitled to be sent a notice of the meeting and to vote at it. The accidental omission or the failure due to circumstances beyond the Company’s control, to send or make available such an appointment of proxy or give such an invitation to, or the non-receipt thereof by, any member entitled to attend and vote, at a meeting shall not invalidate the proceedings at that meeting.

122.

The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned. A member may appoint more than one proxy to attend on the same occasion, provided that each such proxy is appointed to exercise the rights attached to a different share or shares held by that member. References in these Articles to an appointment of proxy include references to an appointment of multiple proxies.

123.	Without prejudice to Article 90(b) or the second sentence of Article 93, the appointment of a proxy shall:

(a)	if in hard copy form, be delivered by hand or by post to the Office or such other place within the United Kingdom as may be specified by or on behalf of the Company for that purpose:

(i)	in the notice convening the meeting; or

(ii)	in any form of proxy sent by or on behalf of the Company in relation to the meeting,

by the time specified by the Board (as the Board may determine, in compliance with the provisions of the Companies Act) in any such notice or form of proxy; and

(b)

if in electronic form, be received at the electronic address to which the appointment of a proxy may be sent by electronic means pursuant to a provision of the Companies Act or to any other address specified by or on behalf of the Company for the purpose of receiving the appointment of a proxy in electronic form:

(i)	in the notice convening the meeting;

(ii)	in any form of proxy sent by or on behalf of the Company in relation to the meeting;

(iii)	in any invitation to appoint a proxy issued by the Company in relation to the meeting; or

(iv)	on a website that is maintained by or on behalf of the Company and identifies the Company,

by the time specified by the Board (as the Board may determine, in compliance with the provisions of the Companies Act) in any such method of notification.

The Board may specify, when determining the dates by which proxies are to be lodged, that no account need be taken of any part of a day that is not a working day.

124.	Subject to the provisions of the Companies Act, where the appointment of a proxy is expressed to have been or purports to have been sent or supplied by a person on behalf of a holder:

(a)	the Company may treat the appointment as sufficient evidence of that person’s authority to execute the appointment of proxy on behalf of that member; and

(b)

the holder shall, if requested by or on behalf of the Company at any time, send or procure the sending of reasonable evidence of the authority under which the appointment of proxy has been made, sent or supplied (which may include, without limitation, a copy of such authority certified notarially or in some other way approved by the Board), to such address and by such time as may be specified in in the request and, if the request is not complied with in any respect, the appointment of proxy may be treated as invalid.

125.

Subject to Article 124, a proxy appointment which is not delivered or received in accordance with Article 123 shall be invalid. Where two or more valid appointments of proxy are delivered or received in respect of the same share in relation to the same meeting, the one which was last delivered or received shall, unless otherwise specified in the notice convening the meeting, be treated as replacing and revoking the other or others as regards that share. If the Company is unable to determine which is last delivered or received, or if the Company determines that it has insufficient evidence to decide whether or not a proxy appointment is in respect of the same share, it shall be entitled determine which proxy appointment (if any) is to be treated as valid. Subject to the Companies Act, the Company may determine at its discretion when a proxy appointment shall be treated as delivered or received for the purposes of these Articles.

126.

The Company shall not be required to check that a proxy or corporate representative votes in accordance with any instructions given by the member by whom he is appointed. Any failure to vote as instructed shall not invalidate the proceedings on the resolution.

127.

Any corporation which is a member of the Company (the grantor) may, by resolution of its directors or other governing body, authorise such person or persons as it thinks fit to act as its representative or representatives at any meeting of the Company or at any separate meeting of the holders of any class of shares. A Director, the secretary or other person authorised for the purpose by the secretary may require all or any of such persons to produce a certified copy of the resolution of authorisation before permitting him to exercise his powers. Such person is entitled to exercise (on behalf of the grantor) the same powers as the grantor could exercise if it were an individual member of the Company. Where a grantor authorises more than one person and more than one authorised person purports to exercise a power in respect of the same shares:

(a)	if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way; and

(b)	if they do not purport to exercise the power in the same way as each other, the power is treated as not exercised.

128.	The termination of the authority of a person to act as a proxy or duly authorised representative of a corporation does not affect:

(a)	whether he counts in deciding whether there is a quorum at a meeting;

(b)	the validity of anything he does as chairman of a meeting;

(c)	the validity of a poll demanded by him at a meeting; or

(d)	the validity of a vote given by that person,

unless notice of the termination was either delivered or received as mentioned in the following sentence at least 24 hours before the start of the relevant meeting or adjourned meeting or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll. Such notice of termination shall be either by means of a document in hard copy form delivered to the Office or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 123(a) or in electronic form received at the address specified by or on behalf of the Company in accordance with Article 123(b), regardless of whether any relevant proxy appointment was effected in hard copy form or in electronic form.

129.

A proxy given in the form of a power of attorney or similar authorisation granting power to a person to vote on behalf of a member at forthcoming meetings in general shall not be treated as valid for a period of more than three years, unless a contrary intention is stated in it.

NUMBER AND CLASSIFICATION OF DIRECTORS

130.	The number of directors shall not be less than two and, except as otherwise determined by a majority of the Directors, not more than fifteen.

131.

Except as otherwise determined by a majority of the Directors, the Directors shall be divided into three classes, designated as Class A, Class B and Class C respectively, and each class shall consist, as nearly as possible, of a number of directors equal to one-third of the total number of Directors. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board.

APPOINTMENT AND RE-ELECTION OF DIRECTORS

132.

At the first annual general meeting held by the Company, the term of office of the Class A Directors shall expire and those persons and/or their successors (nominated pursuant to Article 137) shall be re-appointed or appointed as the Class A Directors at such annual general meeting to hold office for a term ending upon the conclusion of the third annual general meeting following their appointment.

133.

At the second annual general meeting held by the Company, the term of office of the Class B Directors shall expire and those persons and/or their successors (nominated pursuant to Article 137) shall be appointed or re-appointed as the Class B Directors at such annual general meeting to hold office for a term ending upon the conclusion of the third annual general meeting following their appointment.

134.

At the third annual general meeting held by the Company, the term of office of the Class C Directors shall expire and those persons and/or their successors (nominated pursuant to Article 137) shall be appointed or re-appointed as the Class C Directors at such annual general meeting to hold office for a term ending upon the conclusion of the third annual general meeting following their appointment.

135.

At each succeeding annual general meeting, Directors shall be appointed to succeed, and/or re-appointed to continue as, the Directors of the class whose terms expire at such annual general meeting for a term ending upon the conclusion of the third annual general meeting following their appointment.

136.

Notwithstanding the expiration of a Director’s term of office as contemplated by Articles 132 to 135 above, each Director shall serve until his successor is duly appointed and qualified or until his death, resignation or removal. No decrease in the number of Directors constituting the Board shall shorten the term of any incumbent Director.

137.	No person, other than the Directors of the class whose terms expire at the annual general meeting, shall be appointed a Director at any annual general meeting unless:

(a)	he is nominated by the Board; or

(b)

notice in respect of that person is given by a member qualified to vote at the meeting has been received by the Company in accordance with Article 100 and Article 102 or section 338 of the Companies Act of the intention to nominate that person for appointment stating the particulars which would, if he were so appointed, be required to be included in the Company’s register of directors, together with notice by that person of his willingness to be appointed.

138.

Except as otherwise authorised by the Companies Act, a motion for the appointment of two or more persons as Directors by a single resolution shall not be made unless a resolution that it should be so made has first been agreed to by the meeting without any vote being given against it.

139.

In the event that at a general meeting it is proposed to vote upon a number of the resolutions for the appointment of a person as a Director (each a Director Resolution) that exceeds the total number of Directors that are to be appointed to the Board at that meeting (the Board Number), the persons that shall be appointed Directors shall first be the person who receives the greatest number of “for” votes (whether or not a majority of those votes cast in respect of that Director Resolution), and then shall second be the person who receives the second greatest number of “for” votes (whether or not a majority of those votes cast in respect of that Director Resolution), and so on, until the number of Directors so appointed equals the Board Number.

140.

Article 139 shall not apply to any resolution proposed to be voted on at a general meeting in respect of the proposed removal of an existing Director and appointment of a person instead of the person so removed, which pursuant to the Companies Act shall be proposed as an ordinary resolution.

141.

Subject to the provisions of these Articles, the Company may by ordinary resolution appoint a person who is willing to act as a Director, and is permitted by law to do so, to be a Director, either to fill a vacancy or as an additional Director. Any Director elected in accordance with this Article 141 shall hold office for the remainder of the full term of the class of Directors in which the vacancy occurred or to which the new Director is appointed, until his successor is appointed or until his earlier resignation or removal in accordance with Article 163.

142.

The Board may appoint a person who is willing to act as a Director and is permitted by law to do so, either to fill a vacancy or as an additional Director. Any Director elected in accordance with this Article 142 shall hold office for the remainder of the full term of the class of Directors in which the vacancy occurred or to which the new Director is appointed, until his successor is appointed or until his earlier resignation or removal in accordance with Article 163.

143.	A Director shall not be required to hold any shares in the capital of the Company by way of qualification.

DIRECTORS’ FEES AND EXPENSES

144.

Unless otherwise determined by the Company by ordinary resolution, there shall be paid to the Directors (other than alternate Directors and Directors employed by the company in an executive capacity) such fees for their services in the office of Director as the Directors may from time to time determine. The fees shall be deemed to accrue from day to day and shall be distinct from and additional to any remuneration or other benefits which may be paid or provided to any Director pursuant to any other provision of these Articles.

145.

The Directors may also be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of the Directors, or of committees of the Board, or general meetings or separate meetings of the holders of any class of shares or debentures of the Company or otherwise in connection with the discharge of their duties as Directors.

146.

Any Director who holds any executive office or who serves on any committee of the Board or who performs services which the Board considers go beyond the ordinary duties of a Director may be paid such special remuneration (whether by way of bonus, commission, participation in profits or otherwise) as the Board may determine.

DIRECTORS’ GRATUITIES AND BENEFITS

147.

The Board may (by the establishment of, or maintenance of, schemes or otherwise) provide benefits, whether by the payment of allowances, gratuities or pensions, or by insurance or death, sickness or disability benefits or otherwise, for any past or present Director or employee of the Company or any of its subsidiary undertakings or any undertaking associated with, or any business acquired by, any of them, and for any member of his family (including a spouse or civil partner and a former spouse or former civil partner) or any person who is or was dependent on him and may (before as well as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

ALTERNATE DIRECTORS

148.

Any Director (other than an alternate Director) may appoint any other Director, or any other person approved by resolution of the Board and willing to act and permitted by law to do so, to be an alternate Director and may remove an alternate Director appointed by him from his appointment as alternate Director. Subject to the foregoing, a Director may appoint more than one alternate and a person may act as alternate for more than one Director.

149.

An alternate Director shall be entitled to receive notices of meetings of the Directors and of committees of the Directors of which his appointor is a member, to attend and vote at any such meeting at which the Director appointing him is not present but at which meeting such Director would be entitled to vote, and generally to perform all of the functions of his appointor as a Director in his absence, but shall not (unless the Company by ordinary resolution otherwise determines) be entitled to any fees for his services as an alternate Director.

150.

An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director. If a Director retires but is reappointed or deemed to have been reappointed at the meeting at which he retires, any appointment of an alternate Director made by him which was in force immediately prior to his retirement shall continue after his reappointment.

151.

An alternate Director shall cease to be an alternate Director on the occurrence (in relation to the alternate Director) of any event which, if it occurred in relation to his appointor, would result in the termination of the appointor’s appointment as Director.

152.	An appointment or removal of an alternate Director shall be by notice in writing to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Board.

153.	Save as otherwise provided in these Articles, an alternate Director:

(a)	shall be deemed for all purposes to be a Director;

(b)	shall alone be responsible for his own acts and omissions;

(c)	shall, in addition to any restrictions which may apply to him personally, be subject to the same restrictions as his appointor; and

(d)	shall not be deemed to be the agent of the Director appointing him.

POWERS OF THE BOARD

154.

Subject to the provisions of the Companies Act, these Articles and to any directions given by special resolution to take or refrain from taking, specified action, the business of the Company shall be managed by the Board who may exercise all the powers of the Company, including without limitation the power to dispose of all or any part of the undertaking of the Company. No alteration of these Articles and no such direction shall invalidate any prior act of the Board which would have been valid if that alteration had not been made or that direction had not been given. The powers given by Articles 154 to 156 inclusive shall not be limited by any special power given to the Board by these Articles, and a meeting of the Board at which a quorum is present may exercise all powers exercisable by the Board.

155.

The Board may exercise the voting power conferred by the shares in any body corporate held or owned by the Company in such manner in all respects as it thinks fit (including without limitation the exercise of that power in favour of any resolution appointing its members or any of them as directors of such body corporate, or voting or providing for the payment of remuneration or the provision of indemnification to the directors of such body corporate).

156.

The Board may decide to make provision for the benefit of persons employed or formerly employed by the Company or any of its subsidiaries (other than a Director or former Director or shadow Director) in connection with the cessation or transfer to any person of the whole or part of the undertaking of the Company or that subsidiary.

DELEGATION OF DIRECTORS’ POWERS

157.	Subject to the provisions of these Articles, the Directors may delegate any of the powers which are conferred on them under these Articles:

(a)	to a committee consisting of one or more Directors and (if thought fit) one or more other persons, to such an extent and on such terms and conditions as the Board thinks fit; or

(b)

to such person by such means (including by power of attorney), to such an extent, and on such terms and conditions, as they think fit including delegation to any Director holding any executive office such of its powers as the Board considers desirable to be exercised by him.

Any such delegation shall, in the absence of express provision to the contrary in the terms of delegation, be deemed to include authority to sub-delegate to one or more Directors (whether or not acting as a committee) or to any employee or agent of the Company all or any of the powers delegated and may be made subject to such conditions as the Board may specify, and may be revoked or altered.

158.

Subject to Article 159, the proceedings of any committee appointed under paragraph (a) of Article 157 with two or more members shall be governed by such of these Articles as regulate the proceedings of Directors so far as they are capable of applying, and the quorum at a meeting of any such committee shall be two.

159.

The Directors may make rules regulating the proceedings of such committees, which shall prevail over any rules derived from these Articles pursuant to Article 158 if, and to the extent that, they are not consistent with them.

160.

The Directors may, by power of attorney or otherwise, appoint any person, whether nominated directly or indirectly by the Directors, to be the agent of the Company for such purposes, with such powers, authorities and discretions (not exceeding those vested in the Board) and subject to such conditions as they think fit. The Directors may revoke or vary any such appointment or delegation and may also authorise the agent to sub-delegate all or any of the powers, authorities and discretions vested in him.

161.	The power to delegate under Article 157 includes the power to delegate the determination of any fee, remuneration or other benefit which may be paid or provided to any Director.

162.

The Board may appoint any person to any office or employment having a designation or title including the word “director” or attach to any existing office or employment with the Company such a designation or title and may terminate any such appointment or the use of any such designation or title. The inclusion of the word “director” in the designation or title of any such office or employment shall not imply that the holder is a Director, and the holder shall not thereby be empowered in any respect to act as, or be deemed to be, a Director for any of the purposes of these Articles.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

163.	A person ceases to be a Director if:

(a)	he ceases to be a Director by virtue of any provision of the Companies Act (including, without limitation, section 168 of the Companies Act) or he becomes prohibited by law from being a Director;

(b)	he becomes bankrupt or makes any arrangement or composition with his creditors generally;

(c)

a registered medical practitioner who is treating that person gives a written opinion to the Company stating that that person has become physically or mentally incapable of acting as a Director and may remain so for more than three months;

(d)	by reason of his mental health a court makes an order which wholly or partly prevents him from personally exercising any powers or rights he would otherwise have;

(e)	he resigns his office by notice in writing to the Company;

(f)	in the case of a Director who holds any executive office, his appointment as such is terminated or expires and the Board resolves that he should cease to be a Director;

(g)	he is absent for more than six consecutive months without permission of the Board from meetings of the Board held during that period and the Board resolves that he should cease to be a Director;

(h)	he is requested in writing or using electronic communications by a majority of the other Directors to resign; or

(i)	he dies.

EXECUTIVE DIRECTORS

164.

Subject to the provisions of the Companies Act, the Directors may appoint one or more of their number to the office of chief executive or to any other executive office of the Company (including, without limitation, to hold the office of president and/or treasurer but excluding that of auditor) and any such appointment may be made for such terms, at such remuneration and on such other conditions as the Directors think fit. The Company may enter into an agreement or arrangement with any such Director for his employment by the Company or for the provision by him of any services outside the scope of the ordinary duties of a Director. The Board may revoke or vary any such appointment but without prejudice to any rights or claims which the person whose appointment is revoked or varied may have against the Company because of the revocation or variation.

165.

Any appointment of a Director to an executive office shall terminate if he ceases to be a Director but without prejudice to any rights or claims which he may have against the Company by reason of that cessation. A Director appointed to an executive office shall not cease to be a Director merely because his appointment to such executive office terminates.

166.

The emoluments of any Directors holding executive office for his services shall be determined by the Board, and may be of any description, including without limitation admission to, or continuance of, membership of any scheme (including any share acquisition scheme) or fund instituted or established or financed or contributed to by the Company for the provision of pensions, life assurance or other benefits for employees or their dependants, or the payment of a pension or other benefits to him or his dependants on or after retirement or death, apart from membership of any such scheme or fund.

DIRECTORS’ INTERESTS

167.	For the purposes of these Articles (i) a conflict of interest includes (x) a conflict of interest and duty and (y) a conflict of duties and (ii) interest includes both direct and indirect interests.

168.

For the purposes of section 175 of the Companies Act, the Board may (subject to such terms and conditions, if any, as the Board may think fit to impose from time to time, and always subject to the Board’s right to vary or terminate such authorisation) authorise, to the fullest extent permitted by law:

(a)

any matter proposed to it in accordance with these Articles which would, if not so authorised, involve a breach of duty by a Director under that section, including, without limitation, any matter which relates to a situation in which a Director has, or can have, an interest which conflicts, or possibly may conflict, with the interests of the Company or which may reasonably be regarded as likely to give rise to a conflict of interest; and

(b)

a Director to accept or continue in any office, employment or position in addition to his office as a Director and, without prejudice to the generality of Article 168(a), may authorise the manner in which a conflict of interest arising out of such office, employment or position may be dealt with, either before or at the time that such a conflict of interest arises, provided that any such authorisation will be effective only if:

(i)	any requirement as to quorum at the meeting at which the matter is considered is met without counting the Director in question or any other interested Director; and

(ii)	the matter was agreed to without such Director voting or would have been agreed to if such Director’s votes had not been counted.

The Board may (whether at the time of the giving of the authorisation or subsequently) make any such authorisation subject to any limits or conditions it expressly imposes but such authorisation is otherwise given to the fullest extent permitted. The Board may vary or terminate any such authorisation at any time.

169.

Subject to the provisions of the Companies Act, and provided that he has disclosed to the Board the nature and extent of any material interest of his (unless the circumstances referred to in section 177(5) or section 177(6) of the Companies Act apply, in which case no disclosure is required), a Director notwithstanding his office:

(a)	may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise (directly or indirectly) interested;

(b)

may (or any firm of which he is a member may) act in a professional capacity for the Company (otherwise than as auditor) or any other body in which the Company is otherwise interested and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; and

(c)	may be a Director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any undertaking:

(i)	in which the Company is (directly or indirectly) interested as shareholder, member, partner or otherwise; or

(ii)	with which he has such a relationship at the request or direction of the Company.

170.

A Director shall not, by reason of his office, be accountable to the Company for any remuneration or other benefit which he derives from any office or employment or from any transaction or arrangement or from any interest in any undertaking:

(a)

the acceptance, entry into or existence of which has been authorised by the Board pursuant to Article 168 (subject, in any case, to any limits or conditions to which such authorisation was subject); or

(b)	which he is permitted to hold or enter into by virtue of paragraphs (a), (b) or (c) of Article 169,

nor shall the receipt of any such remuneration or other benefit constitute a breach of his duty under section 176 of the Companies Act;

171.	Any disclosure required by Article 169 may be made at a meeting of the Board, by notice in writing or by general notice or otherwise in accordance with section 177 of the Companies Act.

172.

A Director shall be under no duty to the Company with respect to any information which he obtains or has obtained otherwise than as a Director and in respect of which he owes a duty of confidentiality to another person. However, to the extent that his relationship with that other person gives rise to a conflict of interest or possible conflict of interest, this Article 172 applies only if the existence of that relationship has been authorised by the Board pursuant to Article 168. In particular, the Director shall not be in breach of the general duties he owes to the Company by virtue of sections 171 to 177 of the Companies Act because he fails:

(a)	to disclose any such information to the Board or to any Director or other officer or employees of the Company; and/or

(b)	to use or apply any such information in performing his duties as a Director.

173.

Where the existence of a Director’s relationship with another person or undertaking has been authorised by the Board pursuant to Article 168 and his relationship with that person or undertaking gives rise to a conflict of interest or possible conflict of interest, the Director shall not be in breach of the general duties he owes to the Company by virtue of sections 171 to 177 of the Companies Act because he:

(a)

absents himself from meetings of the Board at which any matter relating to the conflict of interest or possible conflict of interest will or may be discussed or from the discussion of any such matter at a meeting or otherwise; and/or

(b)

makes arrangements not to receive documents and information relating to any matter which gives rise to the conflict of interest or possible conflict of interest sent or supplied by the Company and/or for such documents and information to be received and read by a professional adviser, for so long as he reasonably believes such conflict of interest or possible conflict of interest subsists.

174.	The provisions of Articles 172 and 173 are without prejudice to any equitable principle or rule of law which may excuse the Director from:

(a)	disclosing information, in circumstances where disclosure would otherwise be required under these Articles; or

(b)

attending meetings or discussions or receiving documents and information as referred to in Article 173, in circumstances where such attendance or receiving such documents and information would otherwise be required under these Articles.

175.	For the purposes of Article 169:

(a)

a general notice given to the Directors that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the Director has an interest in any such transaction of the nature and extent so specified;

(b)	an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his; and

(c)	a Director shall be deemed to have disclosed the nature and extent of an interest which consists of him being a Director, officer or employee of any undertaking in which the Company is interested.

PROCEEDINGS OF DIRECTORS

176.	Subject to the provisions of these Articles, the Board may regulate their proceedings as they think fit.

177.

A Director may, and the secretary at the request of a Director shall, call a meeting of the Board by giving notice to each Director. A notice of a meeting of the Board shall be deemed to be properly given to a Director if given to him personally or by word of mouth, or sent in hard copy to him at his last known address or any other address (if any) as may for the time being be specified by him or on his behalf to the Company for this purpose or sent in electronic form to such address (if any) for the time being specified by him or on his behalf to the Company for this purpose. Any Director may waive the requirement for notice of a meeting and any such waiver may be retrospective. Any notice pursuant to this Article 177 need not be in writing if the Board so determines and any such determination may be retrospective.

178.

Questions arising at a meeting shall be decided by a majority of votes of the Directors present at such meeting who are entitled to vote on such question. A Director who is also an alternate Director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote, and an alternate Director who is appointed by two or more Directors shall be entitled to a separate vote on behalf of each of his appointors in the appointors’ absence.

179.

No business shall be transacted at any meeting of the Board unless a quorum is present. The quorum at a meeting of the Board shall be a majority of the Directors then in office. Any Director who ceases to be a Director at a Board meeting may continue to be present and to act as a Director and be counted in the quorum until the termination of the Board meeting if no Director objects. A Director shall not be counted in the quorum present in relation to a matter or resolution on which he is not entitled to vote (or when his vote cannot be counted) but shall be counted in the quorum present in relation to all other matters or resolutions considered or voted on at the meeting. An alternate Director, who is not himself a Director shall, if his appointor is not present but is entitled to be counted in the quorum, be counted in the quorum.

180.

The Directors may at any time elect from their number, and remove, a chairman of the Board and a deputy chairman. Unless he is unwilling to do so, the Director appointed as chairman, or in his stead the Director appointed as deputy chairman, shall preside at all meetings of the Board at which he is present. If there is no Director holding either office, or if neither the chairman nor the deputy chairman is present within five minutes after the time appointed for the meeting, or if the chairman or deputy chairman is not willing to preside, the Directors present may choose one of their number to be chairman of the meeting.

181.

All acts done by a meeting of the Board, or of a committee of the Board, or by a person acting as a Director, shall, notwithstanding that it may afterwards be discovered that there was a defect in the appointment of any Director, any member of the committee or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, or that the meeting was not quorate (provided that the Directors present at the inquorate meeting believed, in good faith, that the meeting was quorate and made all such enquiries as were reasonable in the circumstances to establish that the meeting was quorate), be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director and had been entitled to vote and that the meeting was quorate.

182.

A resolution in writing agreed to by all the Directors entitled to receive notice of a meeting of the Board or of a committee of the Board and who would be entitled to vote (and whose vote would have been counted) on the resolution at a meeting of the Board or of a committee of the Board shall (if that number is sufficient to constitute a quorum) be as valid and effectual as if it had been passed at a meeting of the Board or (as the case may be) of that committee, duly convened and held. A resolution in writing is adopted when the Company receives from all such Directors a document indicating their agreement to the proposed resolution either by being signed or otherwise authenticated in the manner permitted by the Companies Act for a document in the relevant form, sent in either hard copy or electronic form (including facsimile transmission) to such address (if any) for the time being specified by the Company for that purpose. A resolution agreed to by an alternate Director need not also be agreed to by his appointor and, if it is agreed to by a Director who has appointed an alternate Director, it need not also be agreed to by the alternate Director in that capacity.

183.

Without prejudice to Article 176, a meeting of the Board or of a committee of the Board may consist of a conference between Directors who are not all in one place, but each of whom is able (whether directly or by conference telephone or by any other form of communication equipment) to hear each of the other participating Directors, and to speak to and be heard by each of the others simultaneously. A Director taking part in such a conference shall be deemed to be present in person at the meeting and shall be entitled to vote and be counted in the quorum accordingly and the word “meeting” in these Articles shall be construed accordingly. Such meeting shall be deemed to take place where it is convened to be held or (if no Director is present in that place) where the largest group of those participating is assembled, or, if there is no such group, where the chairman of the meeting is located.

184.

Except as otherwise provided by these Articles, a Director shall not vote at a meeting of the Board or a committee of the Board on any resolution concerning a matter in which he has, directly or indirectly, an interest (other than an interest in shares, debentures or other securities of, or otherwise in or through, the Company) which can reasonably be regarded as likely to give rise to a conflict with the interests of the Company, unless his interest arises only because the resolution falls within one or more of the following matters:

(a)

the giving of a guarantee, security or indemnity in respect of money lent to, or an obligation incurred by him at the request of, or for the benefit of, the Company or any of its subsidiary undertakings;

(b)

the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility (in whole or in part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(c)

the giving to him of any other indemnity which is on substantially the same terms as indemnities given or to be given to all of the other directors and/or to the funding by the Company of his expenditure on defending proceedings or the doing by the Company of anything to enable him to avoid incurring such expenditure where all other directors have been given or are to be given substantially the same arrangements;

(d)

a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription, purchase or exchange, in which offer he is or may be entitled to participate as holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(e)

a contract, arrangement, transaction or proposal concerning any other undertaking in which he or any person connected with him is interested, directly or indirectly, and whether as an officer, shareholder, member, partner, creditor or otherwise if he and any persons connected with him do not to his knowledge hold an interest (as that term is used in sections 820 to 825 of the Companies Act) representing one per cent or more of either any class of the equity share capital of such undertaking (or any other undertaking through which his interest is derived) or of the voting rights available to shareholders, members, partners or equivalent of the relevant undertaking (or any interest being deemed for the purpose of this Article 184 to be likely to give rise to a conflict with the interests of the Company in all circumstances);

(f)

a contract, arrangement, transaction or proposal for the benefit of employees and directors and/or former employees and directors of the Company or any of its subsidiary undertakings and/or members of their families (including a spouse or civil partner or a former spouse or former civil partner) or any person who is or was dependent on such persons, including but without being limited to a retirement benefits scheme and an employees’ share scheme, which does not accord to any director any privilege or advantage not generally accorded to the employees and/or former employees to whom such arrangement relates; and

(g)

a contract, arrangement, transaction or proposal concerning any insurance against any liability which the Company is empowered to purchase or maintain for, or for the benefit of, any Directors or for persons who include Directors.

185.

The Company may by ordinary resolution suspend or relax to any extent, either generally or in respect of any particular matter, any provision of these Articles prohibiting a Director from voting at a meeting of the Directors or of a committee of the Directors or ratify any transaction not duly authorised by reason of contravention of any such provision. The Board may suspend or relax to any extent, in respect of any particular matter, any provision of these Articles prohibiting a Director from voting at a meeting of the Directors or of a committee of the Directors.

186.

Where proposals are under consideration concerning the appointment (including without limitation fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any undertaking in which the Company is interested, the proposals may be divided and considered in relation to each Director separately. In such cases each of the Directors concerned shall be entitled to vote in respect of each resolution except that concerning his own appointment.

187.

If a question arises at a meeting of the Directors, or a meeting of a committee of the Directors, as to the right of a Director to vote, the question may, before the conclusion of the meeting, be decided by a resolution of a majority of Directors present at the meeting (other than the Director concerned and any other Director having a like interest as such Director) and such resolution shall be final and conclusive.

MINUTES

188.	The Directors shall cause minutes to be made in books kept for the purpose:

(a)	of all appointments of officers made by the Directors; and

(b)

of all proceedings at meetings of the Company, of the holders of any class of shares in the capital of the Company, and of the Board, and of committees of the Board, including the names of the Directors present at each such meeting.

189.

Any such minutes, if purporting to be signed by the chairman of the meeting to which they relate or of the meeting at which they are read, shall be sufficient evidence without any further proof of the facts therein stated.

SECRETARY

190.

Subject to the provisions of the Companies Act, the secretary shall be appointed by the Board for such term, at such remuneration and on such other conditions as they think fit. Any secretary so appointed may be removed by the Board but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

THE SEAL

191.

The seal shall be used only by the authority of a resolution of the Board or of a committee of the Board. The Board may determine whether any instrument to which the seal is affixed, shall be signed and, if it is to be signed, who shall sign it. Unless otherwise determined by the Board:

(a)

share certificates and, subject to the provisions of any instrument constituting the same, certificates issued under the seal in respect of any debentures or other securities, need not be signed and any signature may be applied to any such certificate by any mechanical, electronic or other means or may be printed on it; and

(b)

every other instrument to which the seal is affixed shall be signed by two authorised persons or by a Director in the presence of a witness who attests the signature and for this purpose an authorised person is any Director or the secretary of the Company.

192.

Any document may be executed under the seal by impressing the seal by mechanical means or by printing the seal or a facsimile of it on the document or by applying the seal or a facsimile of it by any other means to the document. A document executed, with the authority of a resolution of the Board, in any manner permitted by section 44(2) of the Companies Act and expressed (in whatever form of words) to be executed by the Company has the same effect as if executed under the seal.

193.	Subject to the provisions of the Companies Act, the Company may have an official seal for use in any place.

REGISTERS

194.

Subject to the provisions of the Companies Act, the Company may keep an overseas or local register in any place, and the Board may make, amend and revoke any regulations it thinks fit about the keeping of that register.

195.	Any Director or the secretary or any other person appointed by the Board for the purpose shall have power to authenticate and certify as true copies of and extracts from:

(a)	any document comprising or affecting the constitution of the Company, whether in hard copy form or electronic form;

(b)	any resolution passed by the Company, the holders of any class of shares in the capital of the Company, the Board or any committee of the Board, whether in hard copy form or electronic form; and

(c)	any book, record and document relating to the business of the Company, whether in hard copy form or electronic form (including without limitation the accounts).

If certified in this way, a document purporting to be a copy of a resolution, or the minutes or an extract from the minutes of a meeting of the Company, the holders of any class of shares in the capital of the Company, the Board or a committee of the Board, whether in hard copy form or electronic form, shall be conclusive evidence in favour of all persons dealing with the Company in reliance on it or them that the resolution was duly passed or that the minutes are, or the extract from the minutes is, a true and accurate record of any proceedings at a duly constituted meeting.

DIVIDENDS

196.

Subject to the provisions of the Companies Act, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the Directors.

197.

Subject to the provisions of the Companies Act and to Article 201, the Board may pay interim dividends, whether or not satisfied wholly or partly by the distribution of assets including without limitation paid up shares or debentures of another body corporate, of such amounts and on such dates and in respect of such periods as they may think fit if it appears to them that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the Board may:

(a)	pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if at the time of payment, any preferential dividend is in arrears; and

(b)	pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment.

If the Board acts in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights. Where any distribution is satisfied wholly or partly by the distribution of assets, where any difficulty arises in regard to such distribution, the Directors may settle the same as they think fit and in particular (but without limitation) may issue fractional certificates (or ignore fractions) and fix the value for distribution of any assets, and may determine that cash shall be paid to any member on the basis of the value so fixed in order to adjust the rights of members, and may vest any assets in trustees.

198.

Dividends may be declared and paid in any currency or currencies that the Board shall determine. The Board may also determine the exchange rate and the relevant date for determining the value of any dividend in any currency.

199.

Subject to the provisions of the Companies Act and except as otherwise provided by these Articles or the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. If any share is issued on terms that it ranks for dividend as from a particular date, it shall rank for dividend accordingly. In any other case (and except as aforesaid), dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purpose of this Article 199, an amount paid up on a share in advance of a call shall be treated, in relation to any dividend declared after the payment but before the call, as not paid up on the share.

200.

Subject to Article 201, a general meeting declaring a dividend may, upon the recommendation of the Board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets including without limitation paid up shares or debentures of another body corporate. Where any difficulty arises in regard to the distribution, the Directors may settle the same as they think fit and in particular (but without limitation) may issue fractional certificates (or ignore fractions) and fix the value for distribution of any assets, and may determine that cash shall be paid to any member on the basis of the value so fixed in order to adjust the rights of members, and may vest any assets in trustees.

201.

Unless otherwise recommended by three-quarters of the Board and approved by an ordinary resolution of the Company, where the securities of another body corporate are distributed, they must only be distributed to holders of Class A Ordinary Shares, Class B Ordinary Shares and Class C Ordinary Shares on the basis that:

(a)	the holders of Class A Ordinary Shares, Class B Ordinary Shares and Class C Ordinary Shares receive the identical class of securities;

(b)

subject to the remainder of this Article 201, the holders of Class A Ordinary Shares, the holders of Class B Ordinary Shares and the holders of Class C Ordinary Shares each receive different classes of securities; or

(c)	subject to the remainder of this Article 201, the holders of one or more class of Ordinary Shares receives a different class of securities than the holders of all other classes of Ordinary Shares,

in each case, on an equal per share basis and to holders of any other shares in the capital of the Company on such terms as the Board may determine.

To the extent that a dividend is declared and paid pursuant to paragraph (b) or (c) of this Article 201 then:

(i)

the holders of Class B Ordinary Shares shall receive the securities having the highest value voting rights (or, in the case of convertible securities, the securities convertible into, exchangeable for or evidencing the right to purchase, the securities with the highest value voting rights) and the holders of each other class of Ordinary Shares shall receive the securities having the lesser value voting rights (or, in the case of convertible securities, the securities convertible into, exchangeable for or evidencing the right to purchase, the securities with the lesser value voting rights):

(A)

in each case, without regard to whether such voting rights differ to a greater or lesser extent than the corresponding differences in voting rights (and related differences in designation, conversion and rights to distributions pursuant to Article 200, this Article 201, Article 212 and Article 213) between the Class A Ordinary Shares, the Class B Ordinary Shares and the Class C Ordinary Shares; and

(B)

provided that the different classes of securities (and, in the case of securities convertible into, exchangeable for or evidencing the right to purchase securities, the securities resulting from such conversion, exchange or purchase) do not differ in any respect other than with respect to their relative voting rights (and related differences in designation, conversion, redemption and rights to distributions pursuant to Article 200, this Article 201, Article 212 and Article 213); and

(ii)	in the event that the holders of Class A Ordinary Shares receive a class of securities having different rights to those received by the holders of Class C Ordinary Shares:

(A)

provided that the different classes of securities (and, in the case of securities convertible into, exchangeable for or evidencing the right to purchase securities, the securities resulting from such conversion, exchange or purchase) do not differ in any respect other than with respect to their relative voting rights (and related differences in designation, conversion, redemption and rights to distributions pursuant to Article 200, this Article 201, Article 212 and Article 213); and

(B)	the relevant classes of securities shall be distributed to the holders of Class A Ordinary Shares and Class C Ordinary Shares:

(1)	as the Board thinks fit; or

(2)

such that the relative voting rights (and related differences in designation, conversion, redemption, rights to dividends in specie comprising securities and rights to distributions pursuant to Article 200, this Article 201, Article 212 and Article 213) of the class of securities (or, in the case of convertible securities, the securities convertible into, exchangeable for or evidencing the right to purchase, the securities resulting from such conversion, exchange or purchase) to be received by the holders of Class A Ordinary Shares on the one hand and Class C Ordinary Shares on the other hand corresponds to the extent practicable to the relative voting rights (and related differences in designation, conversion, redemption and rights to distributions pursuant to Articles 200, this Article 201, Article 212 and Article 213) as the Class A Ordinary Shares compares to the Class C Ordinary Shares.

202.	Any dividend or other money payable in respect of a share may be paid:

(a)	in cash;

(b)	by cheque or warrant made payable to or to the order of the holder or person entitled to payment;

(c)

by direct debit, bank or other funds transfer system to the holder or person entitled to payment or, if practicable, to a person designated by notice to the Company by the holder or person entitled to payment; or

(d)	by any other method approved by the Board and agreed (in such form as the Company thinks appropriate) by the holder or person entitled to payment.

203.	If two or more persons are registered as joint holders of any share, or are entitled by transmission jointly to a share, the Company may:

(a)	pay any dividend or other moneys payable in respect of the share to any one of them and any one of them may give effectual receipt for the payment; and

(b)	for the purpose of Article 202, rely in relation to the share on the written direction, designation or agreement of, or notice to the Company by, any one of them.

204.	A cheque or warrant may be sent by post:

(a)	where a share is held by a sole holder, to the registered address of the holder of the share;

(b)	if two or more persons are the holders of the share, to the registered address of the person who is first named in the register of members;

(c)

if two or more persons are holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder or otherwise by operation of law, as if it were a notice to be sent under Article 233; or

(d)	in any case to such person and to such address as the person entitled to payment may direct by notice to the Company.

205.

Every cheque or warrant shall be made payable to the order of or to the person or persons entitled or to such other person as the person or persons entitled may by notice direct and payment of the cheque or warrant shall be a good discharge to the Company. Every cheque or warrant sent or transfer of funds made by the relevant bank or system in accordance with these Articles shall be at the risk of the holder or person entitled. The Company shall have no responsibility for any sums lost or delayed in the course of payment by any method used by the Company in accordance with Article 202.

206.	The Company may cease to send any cheque or warrant (or to use any other method of payment) for any dividend payable in respect of a share if:

(a)	in respect of at least two consecutive dividends payable on that share the cheque or warrant has been returned undelivered or remains uncashed (or that other method of payment has failed); or

(b)	following one such occasion, reasonable enquiries have failed to establish any new address of the holder,

but, subject to the provisions of these Articles, shall recommence sending cheques or warrants (or using another method of payment) for dividends payable on that share if the person or persons entitled so request and have supplied in writing a new address or account to be used for that purpose.

207.

The Board may deduct from any dividend or other moneys payable to any member in respect of a share any moneys presently payable by him to the Company in respect of that share. Where a person is entitled by transmission to a share, the Board may retain any dividend payable in respect of that share until that person (or that person’s transferee) becomes the holder of that share.

208.	No dividend or other money payable in respect of a share shall bear interest against the Company, unless otherwise provided by the rights attached to the share.

209.

Any dividend which has remained unclaimed for 12 years from the date when it became due for payment shall, if the Directors so resolve, be forfeited and cease to remain owing by the Company. The payment of any unclaimed dividend or other money payable in respect of a share may (but need not) be paid by the Company into an account separate from the Company’s own account. Such payment shall not constitute the Company a trustee in respect of it.

SCRIP DIVIDENDS

210.

The Board may offer any holder of shares the right to elect to receive shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the Board) of all or any dividend subject to the following terms and conditions:

(a)

Each holder of shares shall be entitled to that number of new shares as are together as nearly as possible equal in value to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder would have received by way of dividend but elects to forego (each a new share). For this purpose, the value of each new share shall be:

(i)

equal to the average quotation for the relevant shares in the capital of the Company, that is, the average of the closing prices for those shares on the NASDAQ or other exchange or quotation service on which the Company’s shares are listed or quoted as derived from such source as the Board may deem appropriate, on the day on which such shares are first quoted ex the relevant dividend and the four subsequent business days; or

(ii)	calculated in any other manner the Board considers fit,

but shall never be less than the par value of the new share. A certificate or report by the auditors as to the value of a new share in respect of any dividend shall be conclusive evidence of that value.

(b)	Each holder of shares shall only be entitled to new shares of either (as the Board may determine): (i) the identical class to which the dividend relates; or (ii) Class C Ordinary Shares.

(c)

On or as soon as possible after announcing that any dividend is to be declared or recommended, the Board, if it intends to offer an election in respect of that dividend, shall also announce that intention. If, after determining the basis of allotment, the Board decides to proceed with the offer, it shall notify the holders of shares of the terms and conditions of the right of election offered to them, specifying the procedure to be followed and place at which, and the latest time by which, elections or notices amending or terminating existing elections must be delivered in order to be effective.

(d)

The Board shall not proceed with any election unless the Board has sufficient authority to allot shares and sufficient reserves or funds that may be appropriated to give effect to it after the basis of allotment is determined.

(e)

The Board may exclude from any offer any holders of shares where the Board believes the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them.

(f)

The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable in cash on shares in respect of which an election has been made (the elected ordinary shares) and instead such number of new shares shall be allotted to each holder of elected ordinary shares as is arrived at on the basis stated

in paragraph (a) of this Article 210. For that purpose the Board shall appropriate out of any amount for the time being standing to the credit of any reserve or fund (including without limitation the profit and loss account), whether or not it is available for distribution, a sum equal to the aggregate nominal amount of the new shares to be allotted and apply it in paying up in full the appropriate number of new shares for allotment and distribution to each holder of elected shares as is arrived at on the basis stated in paragraph (a) of this Article 210.

(g)

The new shares when allotted shall rank pari passu in all respects with the fully paid shares of the same class then in issue except that they shall not be entitled to participate in the relevant dividend in lieu of which they were allotted.

(h)

No fraction of a share shall be allotted. The Board may make such provisions as it thinks fit for any fractional entitlements including without limitation payment in cash to holders in respect of their fractional entitlements, provision for the accrual, retention or accumulation of all or part of the benefit of fractional entitlements to or by the Company or to or by or on behalf of any holder or the application of any accrual, retention or accumulation to the allotment of fully paid shares to any holder.

(i)

The Board may do all acts and things it considers necessary or expedient to give effect to the allotment and issue of any share pursuant to this Article 210 or otherwise in connection with any offer made pursuant to this Article 210 and may authorise any person, acting on behalf of the holders concerned, to enter into an agreement with the Company providing for such allotment or issue and incidental matters. Any agreement made under such authority shall be effective and binding on all concerned.

(j)	The Board may, at its discretion, amend, suspend or terminate any offer pursuant to the above.

CAPITALISATION OF PROFITS

211.

The Board may, subject to the provisions of this Article 211, Article 212, Article 213 and Article 214 inclusive, resolve to capitalise any undistributed profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company (including without limitation the Company’s share premium account and capital redemption reserve, if any) and:

(a)

appropriate the sum resolved to be capitalised to the members or any class of members on the record date specified in the relevant resolution who would have been entitled to it if it were distributed by way of dividend and in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend;

(b)

apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full shares, debentures or other obligations of the Company of a nominal amount equal to that sum but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this Article 211, only be applied in paying up shares to be allotted to members credited as fully paid;

(c)	allot the shares, debentures or other obligations credited as fully paid to those members or as they may direct, in those proportions, or partly in one way and partly in the other;

(d)

resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall so long as such shares remain partly paid rank for dividend only to the extent that the latter shares rank for dividend;

(e)

where shares or debentures become, or would otherwise become, distributable under this Article 211 in fractions, make such provision as the Board thinks fit for any fractional entitlements including without limitation authorising their sale and transfer to any person, resolving that the distribution be made as nearly as practicable in the correct proportion but not exactly so, ignoring fractions altogether or resolving that cash payments be made to any members in order to adjust the rights of all parties;

(f)	authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for either:

(i)	the allotment to members respectively, credited as fully paid, of any further shares, debentures or other obligations to which they are entitled upon such capitalisation; or

(ii)

the payment up by the Company on behalf of the members of the amounts, or any part of the amounts, remaining unpaid on their existing shares by the application of their respective proportions of the sums resolved to be capitalised, and any agreement made under such authority being binding on all such members; and

(g)	generally do all acts and things required to give effect to such resolution as aforesaid.

212.

In exercising its authority under Article 211, unless recommended by three-quarters of the Board and approved by an ordinary resolution of the Company, the Board may only resolve to capitalise any undistributed profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company (including without limitation the Company’s share premium account and capital redemption reserve, if any) and to issue and allot the following securities as otherwise contemplated by Article 211:

(a)

Class C Ordinary Shares (or securities, other than Ordinary Shares, of the Company or any other undertaking convertible into, exchangeable for or evidencing the right to purchase Class C Ordinary Shares) to holders of Ordinary Shares on an equal per share basis;

(b) (i)

Class A Ordinary Shares (or securities, other than Ordinary Shares, of the Company or any other undertaking convertible into, exchangeable for or evidencing the right to purchase Class A Ordinary Shares) to holders of Class A Ordinary Shares;

(ii)

Class B Ordinary Shares (or securities, other than Ordinary Shares, of the Company or any other undertaking convertible into, exchangeable for or evidencing the right to purchase Class B Ordinary Shares) to holders of Class B Ordinary Shares; and

(iii)

Class C Ordinary Shares (or securities, other than Ordinary Shares, of the Company or any other undertaking convertible into, exchangeable for or evidencing the right to purchase Class C Ordinary Shares) to holders of Class C Ordinary Shares, in each case, on an equal per share basis and to holders of any other shares in the capital of the Company on such terms as the Board may determine;

(c)

any securities in the capital of the Company, other than Class A Ordinary Shares, Class B Ordinary Shares or Class C Ordinary Shares (or securities convertible into, exchangeable for or evidencing the right to purchase Class A Ordinary Shares, Class B Ordinary Shares or Class C Ordinary Shares) to holders of Class A Ordinary Shares, Class B Ordinary Shares and Class C Ordinary Shares on the basis that:

(i)	the holders of Class A Ordinary Shares, Class B Ordinary Shares and Class C Ordinary Shares receive the identical class of securities;

(ii)	subject to Article 213, the holders of Class A Ordinary Shares, the holders of Class B Ordinary Shares and the holders of Class C Ordinary Shares each receive different classes of securities; or

(iii)	subject to Article 213, the holders of one or more class of Ordinary Shares receives a different class of securities than the holders of all other classes of Ordinary Shares,

in each case, on an equal per share basis.

213.	To the extent that a dividend is declared and paid pursuant to paragraph (c)(ii) or paragraph (c)(iii) of Article 212 then:

(a)

the holders of Class B Ordinary Shares shall receive the securities having the highest value voting rights (or, in the case of convertible securities, the securities convertible into, exchangeable for or evidencing the right to purchase, the securities with the highest value voting rights) and the holders of each other class of Ordinary Shares shall receive the securities having the lesser value voting rights (or, in the case of convertible securities, the securities convertible into, exchangeable for or evidencing the right to purchase, the securities with the lesser value voting rights):

(i)

in each case, without regard to whether such voting rights differ to a greater or lesser extent than the corresponding differences in voting rights (and related differences in designation, conversion and rights to distributions pursuant to Articles 200, 201 and 212) between the Class A Ordinary Shares, the Class B Ordinary Shares and the Class C Ordinary Shares; and

(ii)

provided that the different classes of securities (and, in the case of securities convertible into, exchangeable for or evidencing the right to purchase securities, the securities resulting from such conversion, exchange or purchase) do not differ in any respect other than with respect to their relative voting rights (and related differences in designation, conversion, redemption and rights to distributions pursuant to Articles 200, 201 and 212); and

(b)	in the event that the holders of Class A Ordinary Shares receive a class of securities having different rights to those received by the holders of Class C Ordinary Shares:

(i)

provided that the different classes of securities (and, in the case of securities convertible into, exchangeable for or evidencing the right to purchase securities, the securities resulting from such conversion, exchange or purchase) do not differ in any respect other than with respect to their relative voting rights (and related differences in designation, conversion, redemption and rights to distributions pursuant to Articles 200, 201 and 212); and

(ii)	the relevant classes of securities shall be distributed to the holders of Class A Ordinary Shares and Class C Ordinary Shares:

(A)	as the Board thinks fit; or

(B)

such that the relative voting rights (and related differences in designation, conversion, redemption, rights to dividends in specie comprising securities and rights to distributions pursuant to Articles 200, 201 and 212) of the class of securities (or, in the case of convertible securities, the securities convertible into, exchangeable for or evidencing the right to purchase, the securities resulting from such conversion, exchange or purchase) to be received by the holders of Class A Ordinary Shares on the one hand and Class C Ordinary Shares on the other hand corresponds to the extent practicable to the relative voting rights (and related differences in designation, conversion, redemption and rights to distributions pursuant to Articles 200, 201 and 212) as the Class A Ordinary Shares compares to the Class C Ordinary Shares.

214. (a)

Where, pursuant to an employees’ share scheme (within the meaning of section 1166 of the Companies Act) the Company has granted awards (“awards” being options or other incentive awards, including, without limitation, stock appreciation rights, restricted stock units, performance stock units and restricted stock awards) to subscribe for or with respect to shares on terms which provide (inter alia) for adjustments to the subscription, exercise or base price payable on the exercise of such award or to the number of shares to be allotted upon the exercise, or with respect to, such award, in the event of any increase or reduction in, or other reorganisation of, the Company’s issued share capital and an otherwise appropriate adjustment would result in the subscription, exercise or base price for any share being less than its nominal value, then, subject to the provisions of the Companies Act, the Directors may, on the exercise of any of the awards concerned and payment of the subscription, exercise or base price which would have applied had such adjustment been made, capitalise any such profits or other sum as is mentioned in Article 211 above (as if such Article 211 did not make reference to Article 212 and 213) to the extent necessary to pay up the unpaid balance of the nominal value of the shares which fall to be allotted on the exercise of such awards and apply such amount in paying up such balance and allot shares fully paid accordingly. The provisions of Article 211 shall apply mutatis mutandis to this Article 214 (a) as if Article 211 did not make reference to Article 212 and Article 213.

(b)

Where, pursuant to an employees’ share scheme (within the meaning of section 1166 of the Companies Act) the Company has granted awards (“awards” being options or other incentive awards, including, without limitation, stock appreciation rights, restricted stock units, performance stock units and restricted stock awards) to subscribe for or with respect to shares, then, subject to the provisions of the Companies Act, the Directors may, on the grant, exercise or vesting of any of the awards concerned, capitalise any such profits or other sum as is mentioned in Article 211 above (as if such Article 211 did not make reference to Article 212 and Article 213) to the extent necessary to pay up the unpaid balance of the nominal value of the shares which fall to be allotted on the grant, exercise or vesting of such awards and apply such amount in paying up such balance and allot shares fully paid accordingly. The provisions of Article 211 shall apply mutatis mutandis to this Article 214(b) as if Article 211 did not make reference to Article 212 and Article 213.

CHANGE OF THE COMPANY’S NAME

215.	The Company’s name may be changed by resolution of the Board.

RECORD DATES

216.	Notwithstanding any other provision of these Articles, and subject to the Companies Act, but without prejudice to any special rights attached to any shares, the Company or the Directors may:

(a)	fix any date as the record date for any dividend, distribution, allotment or issue, which shall not be more than 60 days prior to such action;

(b)

for the purpose of determining which persons are entitled to attend and vote at a general meeting of the Company, or a separate general meeting of the holders of any class of shares in the capital of the Company, and how many votes such persons may cast, specify in the notice of meeting a time by which a person must be entered on the register in order to have the right to attend or vote at the meeting provided that such time shall not be more than 60 days nor less than 10 days before the date of such meeting and changes to the register after the time specified by virtue of this Article 216 shall be disregarded in determining the rights of any person to attend or vote at the meeting; and

(c)

for the purposes of sending notices to any one or more members (including, without limitation, notices of general meetings, or separate general meetings of the holders of any class of shares in the capital of the Company), give such notices by reference to the register of members as it stands at the close of business on a day determined by the Company or the Board, which day may not be more than 60 days before the day that such notices are sent.

217.

In the case of determination of members entitled to vote at any general meeting or adjournment thereof, or a separate general meeting of the holders of any class of shares in the capital of the Company, the record date shall, unless otherwise required by the Companies Act, not be more than 60 days nor less than 10 days before the date of such meeting.

218.	In the case of any other lawful action, and save as otherwise provided by these Articles, the record date shall not be more than 60 days prior to such other action.

ACCOUNTS

219.

No member (as such, other than a Director) shall have any right to inspect any accounting record or other document of the Company, unless he is authorised to do so by statute, by order of the court, by the Board or by ordinary resolution of the Company.

220.

Subject to the Companies Act, a copy of the Company’s annual accounts and reports for that financial year shall, at least 21 clear days before the date of the meeting at which copies of those documents are to be laid in accordance with the provisions of the Companies Act, be sent to every member and to every holder of the Company’s debentures, and to every person who is entitled to receive notice of meetings from the Company under the provisions of the Companies Act or of these Articles or, in the case of joint holders of any share or debenture, to one of the joint holders. A copy need not be sent to a person for whom the Company does not have a current address.

221.

Subject to the Companies Act, the requirements of Article 220 shall be deemed satisfied in relation to any person by sending to the person, instead of such copies, a summary financial statement derived from the Company’s annual accounts and directors’ report, which shall be in the form and containing the information prescribed by the Companies Act and any regulations made under the Companies Act.

NOTICES AND OTHER COMMUNICATIONS

222.	Any notice to be given to or by any person pursuant to these Articles shall be in writing other than a notice calling a meeting of the Directors which need not be in writing.

223.	Any notice, document or information may (without prejudice to Articles 230 and 231) be given, sent or supplied by the Company to any member either:

(a)	personally;

(b)	by sending it by post in a prepaid envelope addressed to the member at his registered address or postal address given to the Company for that purpose, or by leaving it at that address;

(c)

subject to Article 224, by sending it in electronic form to a person who has agreed (generally or specifically) that the notice, document or information may be sent or supplied in that form (and has not revoked that agreement); or

(d)	subject to the provisions of the Companies Act, by making it available on a website, provided that the requirements in (i) to (iv) below are satisfied.

The requirements referred to in paragraph (d) are that:

(i)

the member has agreed (generally or specifically) that the notice, document or information may be sent or supplied to him by being made available on a website (and has not revoked that agreement), or the member has been asked by the Company to agree that the Company may send or supply notices, documents and information generally, or the notice, document or information in question, to him by making it available on a website and the Company has not received a response within the period of 28 days beginning on the date on which the Company’s request was sent and the member is therefore taken to have so agreed (and has not revoked that agreement);

(ii)

the member is sent a notification of the presence of the notice, document or information on a website, the address of that website, the place on that website where it may be accessed, and how it may be accessed (notification of availability); and

(iii)

in the case of a notice of meeting, the notification of availability states that it concerns a notice of a company meeting, specifies the place, time and date of the meeting, and states whether it will be an annual general meeting; and

the notice, document or information continues to be published on that website, in the case of a notice of meeting, throughout the period beginning with the date of the notification of availability and ending with the conclusion of the meeting and in all other cases throughout the period specified by any applicable provision of the Companies Act, or, if no such period is specified, throughout the period of 28 days beginning with the date on which the notification of availability is sent to the member, save that if the notice, document or information is made available for part only of that period then failure to make it available throughout that period shall be disregarded where such failure is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

224.

The Board may from time to time issue, endorse or adopt terms and conditions relating to the use of electronic means for the sending of notices, other documents and proxy appointments by the Company to members or persons entitled by transmission and by members or persons entitled by transmission to the Company.

225.	In the case of joint holders of a share:

(a)

it shall be sufficient for all notices, documents and other information to be given, sent or supplied to the joint holder whose name stands first in the register of members in respect of the joint holding (first named holder) only and any notice, document or other information so sent shall be deemed for all purposes sent to all the joint holders; and

(b)

the agreement of the first named holder that notices, documents and information may be given, sent or supplied in electronic form or by being made available on a website shall be binding on all the joint holders.

226.	The Company may at any time and at its sole discretion choose to give, send or supply notices, documents and information only in hard copy form to some or all members.

227.	For the avoidance of doubt, the provisions of Articles 222 to 226 are subject to Article 76.

228.

A member present either in person or by proxy, or in the case of a corporate member by a duly authorised representative, at any meeting of the Company or of the holders of any class of shares shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

229.

Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register of members, has been given to the person from whom he derives his title, but this Article 229 does not apply to a notice given under section 793 of the Companies Act.

230.

Subject to the Companies Act, where by reason of the suspension or curtailment of postal services, the Company is unable effectively to give notice of a general meeting, the general meeting may be convened by public announcement. The Company shall send a copy of the notice to members in the same manner as it sends notices under Articles 222 to 226 inclusive if at least seven clear days before the meeting the posting of notices again becomes practicable.

231.

Subject to the Companies Act, any notice, document or information to be given, sent or supplied by the Company to the members or any of them, not being a notice to which Article 230 applies, shall be sufficiently given, sent or supplied if given by public announcement.

232.	Any notice, document or information given, sent or supplied by the Company to the members or any of them:

(a)	by hand shall be deemed to have been received by the member when it is handed to the member or left at his registered address;

(b)

by post, shall be deemed to have been received 24 hours after the time at which the envelope containing the notice, document or information was posted unless it was sent by second class post or there is only one class of post, or it was sent by air mail to an address outside the United Kingdom, in which case it shall be deemed to have been received 48 hours after it was posted. Proof that the envelope was properly addressed, prepaid and posted shall be conclusive evidence that the notice, document or information was sent or supplied;

(c)	by advertisement, shall be deemed to have been received on the day on which the advertisement appears;

(d)

by electronic means, shall be deemed to have been received by the member on the day following that on which it was sent or supplied. Proof that a notice, document or information in electronic form was addressed to the electronic address provided by the member for the purpose of receiving communications from the Company shall be conclusive evidence that the notice, document or information was sent or supplied and such notice, document or information shall be deemed received by the member at that time notwithstanding that the Company becomes aware that the member has filed to receive the relevant notice, document or information for any reason and notwithstanding that the Company subsequently sends or supplies a hard copy of such document or information by post to the member;

(e)

by making it available on a website, shall be deemed to have been received on the date on which the notice, document or information was first made available on the website or, if later, when the member is deemed to have been received notification of the fact that the notice, document or information was available on the website in accordance with this Article 232 and such notice, document or information shall be deemed received by the member on that day notwithstanding that the Company becomes aware that the member has filed to receive the relevant document or information for any reason and notwithstanding that the Company subsequently sends a hard copy of such notice, document or information by post to the member; or

(f)	by means of a Depositary, shall be deemed to have been received 24 hours after the Company, or person acting on the Company’s behalf, gives the notice, document or information to the Depositary.

233.

Any notice, document or information may be given, sent or supplied by the Company to the person entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law by sending or delivering it in any manner that the Company may choose authorised by these Articles for the sending of notice, document or information to a member addressed to that person by name, or by the title of representative of the deceased or trustee of the bankrupt or by any similar description, at the address, if any, as may be supplied for that purpose by the person claiming to be so entitled. Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy or other event giving rise to the transmission had not occurred.

234.

If on three consecutive occasions, or on one occasion and reasonable enquiries have failed to establish the member’s address, notices, documents or information sent or supplied to a member by post have been returned undelivered, the member shall not be entitled to receive any subsequent notice, document or information until he has supplied to the Company (or its agent) a new registered address or a postal address, or shall have informed the Company, in such a manner as may be specified by the Company, of an electronic address. For the purposes of this Article 234, references to notices, documents or information include references to a cheque or other instrument of payment, but nothing in this Article 234 entitles the Company to cease sending any cheque or other instrument of payment for any dividend, unless it is otherwise so entitled under these Articles. Without prejudice to the generality of the foregoing, any notice of a general meeting of the Company which is in fact sent or purports to be sent to such member shall be ignored for the purpose of determining the validity of the proceedings at such general meeting.

235.	Where a document is required under these Articles to be signed by a member or any other person, if the document is in electronic form, then in order to be valid the document must either:

(a)

incorporate the electronic signature, or personal identification details (which may be details previously allocated by the Company), of that member or other person, in such form as the Directors may approve, or

(b)	be accompanied by such other evidence as the Directors may require in order to be satisfied that the document is genuine.

The Company may designate mechanisms for validating any such document and a document not validated by the user of any such mechanisms shall be deemed as having not been received by the Company. In the case of any document or information relating to a meeting, an instrument of proxy or invitation to appoint a proxy, any validation requirements shall be specified in the relevant notice of meeting in accordance with Articles 75 and 123(b).

DESTRUCTION OF DOCUMENTS

236.	The Company shall be entitled to destroy:

(a)

any instrument of transfer of shares which have been registered, and all other documents on the basis of which any entry is made in the register, at any time after the expiration of six years from the date of registration;

(b)	any dividend mandate, variation or cancellation of dividend mandates, and notification of change of name or address, at any time after two years from the date on which it is recorded;

(c)	any share certificate which has been cancelled at any time after the expiration of one year from the date on which it is cancelled;

(d)	all paid dividend warrants and cheques at any time after the expiration of one year from the date of actual payment;

(e)	all proxy appointments which have been used for the purpose of a poll at any time after the expiration of one year from the date of use;

(f)

all proxy appointments which have not been used for the purpose of a poll at any time after one month from the end of the meeting to which the proxy appointment relates and at which no poll was demanded; and

(g)	any other document on the basis of which an entry in the register of members is made, after six years from the date on which it is made.

Any document referred to in this Article 236 may be destroyed earlier than the relevant date authorised, provided that a permanent record of the document is made which is not destroyed before that date.

237.	It shall be conclusively presumed in favour of the Company that:

(a)	every entry in the register of members purporting to have been made on the basis of an instrument of transfer or other document destroyed in accordance with Article 236 was duly and properly made;

(b)	that every instrument of transfer destroyed in accordance with Article 236 was a valid and effective instrument duly and properly registered;

(c)	that every share certificate destroyed in accordance with Article 236 was a valid and effective certificate duly and properly cancelled; and

(d)	that every other document destroyed in accordance with Article 236 was a valid and effective document in accordance with the particulars in the records of the Company,

provided that:

(i)	Article 236 shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant;

(ii)

nothing in Article 236 shall be construed as imposing upon the Company any liability in respect of the destruction of any such document otherwise than in accordance with Article 236 which would not attach to the Company in the absence of Article 236; and

(iii)	references in Article 236 to the destruction of any document include references to the disposal of it in any manner.

WINDING UP

238.

If the Company commences liquidation, the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by law, subject to the provisions of the Companies Act:

(a)

divide among the members in specie the whole or any part of the assets, whether they shall consist of property of the same kind or not, of the Company and may, for that purpose, value any assets as he deems fair and determine how the division shall be carried out as between the members or different classes of members; and

(b)	vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he may with the like sanction determine,

but no member shall be compelled to accept any assets upon which there is a liability.

239.

The power of sale of a liquidator shall include a power to sell wholly or partially for shares or debentures or other obligations of another body corporate, either then already constituted or about to be constituted for the purpose of carrying out the sale.

INDEMNITY AND INSURANCE

240.	Subject to the provisions of the Companies Act, the Company may exercise all the powers of the Company to:

(a)

indemnify to any extent any person who is or was a Director, or a Director of any associated company, directly or indirectly (including by funding any expenditure incurred or to be incurred by him) against any loss or liability, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company;

(b)

indemnify to any extent any person who is or was a Director of an associated company that is a trustee of an occupational pension scheme, directly or indirectly (including by funding any expenditure incurred or to be incurred by him) against any liability incurred by him in connection with the company’s activities as trustee of an occupational pension scheme; and/or

(c)	purchase and maintain insurance for or for the benefit of any person who is or was

(i)

a Director, officer or employee of the Company, or any body corporate which is or was the holding company or subsidiary undertaking of the Company, or in which the Company or such holding company or subsidiary undertaking has or had any interest (whether director or indirect) or with which the Company or such holding company or subsidiary undertaking is or was in any way allied or associated; or

(ii)	a trustee of any pension fund in which employees of the Company or any other body referred to in paragraph (c)(i) of this Article 240 are or have been interested,

including without limitation insurance against any loss or liability or any expenditure he may incur, whether in connection with any proven or alleged act or omission in the actual or purported execution or discharge of his duties or in the exercise or purported exercise of his powers or otherwise in relation to this duties, power or offices, whether comprising negligence, default, breach of duty, breach of trust or otherwise, in relation to the relevant body or fund.

241.

No Director of former Director shall be accountable to the Company or the members for any benefit provided pursuant to these Articles. The receipt of any such benefit shall not disqualify any person from being or becoming a director of the Company.

DISPUTE RESOLUTION

242.

The courts of England and Wales shall have exclusive jurisdiction to determine any and all disputes brought by a member in that member’s capacity (whether in its own name or in the name of the Company) as such against the Company and/or the Board and/or any of the Directors individually or collectively, arising out of or in connection with these Articles or any non-contractual obligations arising out of or in connection with these Articles.

243.	The governing law of these Articles is the law of England and Wales and these Articles shall be interpreted in accordance with English law.

244.

For the purposes of Article 242, Director shall be read so as to include each and any Director of the Company from time to time in his capacity as such or as an employee of the Company and shall include any former Director of the Company.